Form 20-F
PACIFIC INTERNET LTD
filed 2003-06-30
CIK 1074245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number ..... 000-29938

Pacific Internet Limited

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park
Singapore 118261
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered

Ordinary shares of par value S$2.00 per share	Nasdaq Stock Market's National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Number Outstanding as of December 31, 2002

Ordinary shares	12,815,066

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

i

CERTAIN DEFINITIONS AND CONVENTIONS

In this Annual Report, unless the context otherwise requires, all references to:
(i)	"the Company" or "Pacific Internet" is to Pacific Internet Limited, a company incorporated in Singapore;
(ii)	the ''Group'' and "PacNet" are to Pacific Internet and its subsidiaries and associated companies, including Pacific Supernet Ltd ("PSL" or "Pacific Supernet"), Pacific Internet (Australia) Pty Limited ("PIA"), Pacfusion Group Holdings Pte Ltd ("Pacfusion"), Safe2Travel Pte Ltd ("Safe2Travel"), Pacific Internet Philippines, Inc. ("PIPH") (previously known as Primeworld Digital Systems, Inc[1].), Pacific Internet (Thailand) Limited ("PITH"), Pacific Internet India Private Limited ("PII") and Pacific Internet (Malaysia) Sdn. Bhd. ("PIMY");
(iii)	''Pacific Internet's ISPs'' or the ''Group's ISPs'' are to those Internet service providers in which the Group has a direct or indirect equity interest, including subsidiaries and minority investments; and
(iv)	the ''Asia-Pacific region'' are to the Asia-Pacific region excluding Japan.

[1] Change of name was effected on 12th February 2003

For purposes of calculating the number of dial-up subscribers, ''subscriber'' means, with respect to the Group's Singapore Australian and Malaysian ISPs, an account for Internet access; with respect to the Group's Hong Kong ISP, a user identification code for Internet access and with respect to the Group's ISPs in the Philippines, India and Thailand, the number of prepaid cards and starter kits sold and an account for Internet access. Information as to companies in which the Group does not have a majority interest has been provided by those entities and is believed by the Group to be accurate.

Unless otherwise specified, all references in this Annual Report to ''U.S. dollars'', ''dollars'', ''$'' or ''US$'' are to United States dollars and all references to ''Singapore dollars'' or ''S$'' are to Singapore dollars, the legal currency of tender in Singapore.

Unless otherwise indicated, all information in this Annual Report reflects a one-for-two reverse share split of the ordinary shares, par value S$2.00 effected prior to the sale of the shares offered pursuant to the initial public offering by the Company on February 5, 1999 (the "Offering"). Certain technical terms used in this Annual Report are defined in the Glossary of Internet Terms set out as Annex A to this Annual Report.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

The Group prepares its financial statements in Singapore dollars and in conformity with generally accepted accounting principles in the United States (''US GAAP'').
For the convenience of the reader, this Annual Report contains translations of certain Singapore dollar, Hong Kong dollar, the Philippine Peso, Australian dollar, Indian Rupees, Thai Baht and Malaysian Ringgit amounts into U.S. dollars as at December 31, 2002 which were S$1.7352 = US$1.00, HK$7.7464 = US$1.00, Pesos 54.2250 = US$1.00, AU$1.7545 = US$1.00, Rupees 48.2000 = US$1.00, Baht 42.3220 = US$1.00, Ringgit 3.7722 = US$1.00, respectively. No representation is made that the Singapore dollar, Hong Kong dollar, the Philippine Peso, Australian dollar, Indian Rupees, Thai Baht, Malaysian Ringgit or U.S. dollar amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

ii

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

N.A

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

N.A

ITEM 3. KEY INFORMATION

ITEM 3A. SELECTED FINANCIAL DATA

The following selected consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The consolidated statement of operations data set forth below for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, and the consolidated balance sheet data at December 31, 1998, 1999, 2000, 2001 and 2002 are derived from, and are qualified by reference to, the Consolidated Financial Statements audited by Ernst & Young, independent accountants. The information presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects."

		Year ended December 31,
		1998	1999	2000	2001	2002	2002
		(in thousands except per Share data, No. of Shares and Other Data)
Consolidated Statement of Operations Data :
	Total gross revenue	S$ 71,877	S$ 95,437	S$ 106,242	S$ 141,077	S$ 157,030	US$ 90,497
	Toll rebates	-	(9,933)	3,044	-	-	-

	Total net revenue	S$ 71,877	S$ 85,504	S$ 109,286	S$ 141,077	S$ 157,030	US$ 90,497

	Income (loss) from operations	S$ 12,421	S$ 1,442	S$ (18,336)	S$ (13,436)	S$ 8,056	US$ 4,644

	Net income (loss)	S$ 12,217	S$ 2,705	S$ (22,405)	S$ (14,965)	S$ 2,890	US$ 1,666

	Net income (loss) per share - basic (1)	S$ 1.20	S$ 0.22	S$ (1.75)	S$ (1.17)	S$ 0.23	US$ 0.13

	Net income (loss) per share - diluted (2)	S$ 1.20	S$ 0.21	S$ (1.75)	S$ (1.17)	S$ 0.23	US$ 0.13

	Weighted average number of ordinary shares outstanding - basic (1)	10,143,566	12,336,443	12,794,193	12,815,066	12,815,066	12,815,066

	Weighted average number of ordinary shares outstanding - diluted (2)	10,143,566	13,107,828	12,794,193	12,815,066	12,815,066	12,815,066

Consolidated Balance Sheet Data:
	Total assets	S$ 44,916	S$ 133,819	S$ 141,352	S$ 133,091	S$ 130,014	US$ 74,927
	Total debt (3)	10,076	7,999	21,600	24,612	17,051	9,827
	Total shareholders' equity	11,090	90,761	73,673	61,908	65,908	37,983
	Capital stock	28,946	114,048	116,866	119,055	118,372	68,218
	No. of ordinary shares (as adjusted to reflect change in capital)	143,566	2,500,000	171,500	-	-	-

Other Data:
	Capital expenditures (4)	S$ 7,012	S$ 11,850	S$ 14,287	S$ 7,992	S$ 5,516	US$ 3,179
	Dial-up subscribers (at end of period) (5)	203,446	287,051	382,862	367,687	359,226	359,226
	Average monthly recurring revenue per dial-up subscriber (6)	S$ 27.52	S$ 24.67	S$ 15.81	S$ 15.78	S$ 16.26	US$ 9.37
	Leased line subscribers (at end of period) (5)	593	1,434	2,097	2,228	1,390	1,390
	Broadband subscribers (at end of period) (5)	-	-	2,458	17,006	37,100	37,100

(1)	Based on the weighted average number of shares deemed to be outstanding during the period.
(2)	Includes the dilutive effect of all outstanding options under the Group's share option plans.
(3)	Includes capital lease obligations, bank borrowings and non-trade payables to related parties but excludes payables to related parties arising from transactions in the ordinary course of business.
(4)	The amounts shown above for capital expenditures are equal to the sums of the amounts presented on the Group's Consolidated Statements of Cash Flows as "cash flows from investing activities-acquisition of fixed assets."
(5)	Includes subscribers in Singapore, Hong Kong and the Philippines prior to 1998. For 1999, also includes subscribers in Australia and India. For 2000 and 2001, includes subscribers in Thailand. For 2002, includes subscribers in Malaysia.
(6)	The amounts shown represent an average (mean) of the recurring revenue per dial-up subscriber calculated separately for each month during the relevant period. Each such monthly revenue per subscriber was calculated using the aggregate revenues from dial-up services for Singapore, Hong Kong, Australia (with effect from June 1999), the Philippines (with effect from March 2001), Malaysia (with effect from June 2002), India and Thailand (which are not consolidated in the Group's Consolidated Financial Statements) and the number of subscribers as of the end of the applicable month. Revenues for Thailand and India, which were not consolidated in the Group's Consolidated Financial Statements, totaled approximately S$3.5 million (US$2.0 million) for the year ended December 31, 2002, respectively. For the year ended December 31, 2000, revenues for India were deferred as the recognition criteria set out in SAB 101 has not been met. The deferred revenues were recognized in 2001. Excludes one-time registration fees and other non-recurring revenues (including revenues from system installation and maintenance and on-line information).
1
Exchange Rate Information

The following table sets forth the average, high, low and period-end Noon Buying Rate between Singapore dollars and U.S. dollars (in Singapore dollars per U.S. dollar) for the periods indicated starting in 1998.
	Singapore Dollars/U.S. Dollar Noon Buying Rate
	Average(1)	Low	High	Period End
1998	1.67	1.58	1.80	1.65
1999	1.70	1.66	1.74	1.67
2000	1.72	1.65	1.76	1.73
2001	1.80	1.73	1.85	1.85
2002	1.79	1.73	1.85	1.74
July		1.73	1.77	1.76
August		1.75	1.77	1.75
September		1.75	1.78	1.78
October		1.77	1.80	1.77
November		1.76	1.77	1.77
December		1.74	1.78	1.74
2003
January				1.74
February				1.74
March				1.76
April				1.78
May (through May 31, 2003)				1.74

  (1) The average rate is the average of the daily Noon Buying Rates on the last business day of each month during the relevant period.

No representation is made that the Singapore dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, any other rate or at all.

Fluctuations in the exchange rate between the Singapore dollar and the U.S. dollar will affect the U.S. dollar price of the shares.

For a discussion of the effect exchange rate fluctuations have on the business and operations of the Group, see "Item 5A. Results of Operations - Foreign Exchange Transactions" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

ITEM 3B. CAPITALIZATION AND INDEBTEDNESS

N.A

ITEM 3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

N.A

ITEM 3D. RISK FACTORS

Presented below are some of the risks that could affect the Group's business. These factors should be considered in connection with any forward-looking statements and other risks described elsewhere in this Annual Report. The risks below are not comprehensive - some risks are not yet known to the Group and some risks that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group's business, results of operations and financial condition.

Political and Economic

The Group currently operates in Singapore, Hong Kong, the Philippines, Australia, Malaysia, Thailand and India. As such, any economic decline or deterioration in the economic condition or political instability in any of these countries could adversely affect the Group's results of operations.

Currency Fluctuations

The Group transacts business mainly in Singapore dollars for its Singapore operations. In addition, a substantial portion of the Group's revenue is collected in foreign currencies such as Hong Kong dollars, Australian dollars, the Philippine pesos, Malaysian ringgit, Thai baht and Indian rupees. As a result, any significant depreciation in these currencies relative to the Singapore dollar could adversely affect the value of the Group's accounts receivable and could have a material adverse effect on our results of operations. There can be no assurance that the Group's financial position or results of operations will not be adversely impacted in the future due to fluctuations in exchange rates or economic turmoil in markets that the Group conducts its business. For further details, see "Item 5A. Results of Operations - Foreign Exchange Transactions".

Also see "Item 3A. Selected Financial Data - Exchange Rate Information" on risks relating to currency fluctuation between Singapore dollars and United States dollars.

Impact from Severe Acute Respiratory Syndrome ("SARS")

SARS is an illness that has been reported in Asia, Canada and Europe since early 2003. The virus, first reported in Guangdong (China), Hong Kong and Hanoi (Vietnam), has now spread to other countries, including Singapore. The SARS situation has had an impact on the economy in Asia, particularly in China, Hong Kong, Singapore and Taiwan. One of the most noticeable impacts has been the reduction in travel to and within Asia. In the first quarter of 2003, the impact of SARS was directly felt in lower commission revenue from the Group's corporate travel subsidiary, Safe2Travel and a decrease in the Group's roaming revenue. The duration of the SARS situation remains uncertain and it is difficult to quantify the impact of SARS on the Group's business in the future.

Competition

The marketing and pricing decisions of the Group's competitors strongly influence PacNet's business. Increased competition in the industry has caused significant downward pricing pressure across all market segments. To the extent that potential and existing customers make decisions solely or primarily on price, PacNet may be unable to retain existing or attract new customers or may be forced to reduce prices to keep existing customers.

PacNet may not be able to compete effectively against established competitors, which have, amongst others, greater financial, marketing, infrastructure and other resources. PacNet's key competitors in the Internet access business are mainly major telecommunications carriers or affiliates of major telecommunication carriers in each country which PacNet has a presence. Amongst others, these competitors are SingNet Pte Ltd, Singapore Cable Vision Ltd ("SCV"), and Starhub Internet Pte Ltd ("Starhub") in Singapore, Telstra Corporation Limited ("BigPond"), WorldCom ("Ozemail") and Optus in Australia, Pacific Century CyberWorks Limited ("PCCW"), NTT Communications Limited ("HKNet") and CITIC Pacific ("CPC Net") in Hong Kong, Philippine Long Distance Telephone Company ("PLDT"), Tri-Isys Inc. and Globe Telecom in the Philippines, Internet Thailand Public Limited Company and Samart Corporation Public Limited Company in Thailand, TM Net Sdn. Bhd in Malaysia and Videsh Sanchar Nigam Limited ("VSNL") in India. In addition, as PacNet is not affiliated with any major telecommunications carrier, its major competitors or affiliates of its major competitors are often also suppliers of upstream telecommunications services on which PacNet's services are dependent. Accordingly, PacNet is vulnerable to pricing pressures as well as any anti-competitive measures which may be undertaken by such suppliers.

Potential Fluctuations in Quarterly Results

The Group's quarterly results depend on many factors that affect the revenues, expenses and cash flows, including internal operational and strategic factors as well as external economic and market factors. Due to all the various factors that may affect the operating results, the operating results may fluctuate significantly in the future and hence, it is likely that in some future quarters, the Group's operating results or growth rate will be below the expectations of public market analysts and investors. In such event, the price of the shares will likely be materially adversely affected. See "Item 5A. Results of Operations - Potential Fluctuations in Quarterly Results" for further details.

Government Regulations and Licenses

The Group's operations in seven countries are subject to various regulations governing providers of telecommunications services. See "Item 5A. Results of Operations - Government Regulations" for further details.

The Group cannot predict the impact, if any, that any future regulatory changes or development may have on its business, financial condition or results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition, could adversely affect the Group's business, financial condition or results of operations.

Liquidity and Capital Resources

The Company believes that its existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations, will be adequate to satisfy its operating and capital requirements through 2003.

The Company has an outstanding commitment to the InfoComm Development Authority of Singapore ("IDA") of S$2.2 million (US$1.3 million) for the period 2003 to 2005. See "Item 3D. Risk Factors - Operating Licenses and Other Regulatory Conditions" below. The Company expects that these expenditures will be funded primarily from its cash balances and to the extent that such cash flows are not sufficient, through bank borrowings or capital leases. However, there can be no assurance that funding will be available to the Company on a timely basis or at all, or on terms acceptable to it, especially in light of the general tightening of the credit market in Singapore. Any inability to raise funds may prevent the Company from implementing its plans or may require the Company to modify or abandon some or all of its plans and may have an adverse effect on its operations.

Management of Growth

The growth of the Group's operations has placed, and may continue to place a significant strain on its operational, administrative and financial resources and increased demands on its systems and controls. As such, the Group needs to implement additional operational and administrative systems, hire additional personnel and upgrade its networking, operating and financial control systems. To the extent the Group is unable to manage its growth, the results of operations, financial condition and cash flow of the Group could be adversely affected.

Failure of Systems

The success of the Group is highly dependent on its ability to develop, maintain and enhance the long term reliability of its network connections and associated security systems. Thus, the Group needs to continually expand and adapt its network infrastructure to cater to the needs of its customers. As such, the Group is likely to use substantial financial, operational and management resources to expand, maintain and enhance its Internet network infrastructure and associated security systems. In the event the Group is unable to expand and enhance its network infrastructure, capacity and security systems in a timely basis to meet the customers' changing requirements or evolving industry standards, this could adversely affect the operations and systems of the Group.

The Group is primarily responsible for physical protection of its network infrastructure. However, because the Group leases its capacity from telecommunications carriers, reliance is placed on these companies for physical repair and maintenance of the leased capacities. In the event of natural disasters, power failures, telecommunications failures or other unanticipated failures, the Group's network infrastructure may cause interruptions in the services provided to our customers. These interruptions could reduce the Group's revenues and have a material adverse effect on its business, financial condition and results of operations. The Group presently does not carry any natural disaster and consequential business interruption insurance to compensate the Group for such losses that may occur.

Internet and the Adoption of the Internet as a Medium of Commerce and Communication

The Group's present and proposed products and services are designed for Internet users. The Internet industry is a relatively new and rapidly evolving industry. It is susceptible to rapidly changing technologies, evolving industry standards, frequent product and service innovations and uncertain levels of demand. The Internet industry is also subject to skepticism regarding consistent quality of service, cost effectiveness, high-speed options, integration with existing business applications, security, confidentiality of sensitive data, reliability and ease of use, amongst others.

Reliance on Telecommunications and Other Service Providers

The Group operates predominately in seven countries. It relies extensively on regional and local telecommunication carriers as well as other service companies in these countries to provide data communications capacity across the various mediums. Any disruption in these telecommunications services would result in a disruption in the services provided by the Group. As such, the Group may or may not be able to fully guarantee the uptime of its services.

The Group also depends on suppliers of various hardware components. Some of the components used in providing its services may be acquired from one or more sources. If these suppliers fail to supply components and products in a timely manner and in the quantities as well as at the quality levels the Group requires, the Group may experience significant difficulty in providing its services to its customers. In such instances, the brand name and services provided by the Group may be affected adversely.

Control by Founding Shareholders

As of April 30, 2003, SembCorp Ventures Pte Ltd ("SembVentures") owns 41.3% of the Company's outstanding Shares and SIM Ventures Pte Ltd ("SIM Ventures") owns 13.8% of the Company's outstanding Shares. Together, these founding shareholders own 55.1% of the Company's Shares and have the ability, directly or indirectly, to control the Group and direct its affairs and business. This includes, but is not limited to, the election of directors and approval of most actions requiring the approval of its shareholders.

SembVentures is 100% owned by SembCorp Industries Ltd ("SembCorp Industries"), which indirectly owns all of SembVentures interest in the Group. Temasek Holdings (Private) Limited ("Temasek"), the primary investment arm of the Singapore government, has direct and indirect holdings in both SembCorp Industries and SIM Ventures. As a result Temasek owns indirectly 55.1% of the Company's outstanding Shares.

Conflicts of Interest Between the Company and Its Controlling Shareholders

Temasek, which has the ability to control the Company, is also the ultimate majority shareholder of the Company’s two principal competitors in Singapore. In addition, Temasek's effective interest in the Company could potentially affect the Company’s operations, including its expansion plans into other countries or markets. For example, its ability to operate and expand successfully in markets outside Singapore may be adversely affected if the Company’s target customers, government agencies or business partners in those countries believe that Temasek's indirect control over the Company will prevent the Company from providing its services in a manner consistent with that foreign country's national interests. In addition, the Company pays an annual management fee to SembCorp Industries for various management and administrative services provided.

Dividends and Other Returns on the Company's Investments in Subsidiaries and Associated Companies

In the future, the Company relies increasingly on dividends, advances and/or other related charges from its subsidiaries and associated companies to enhance the overall earnings potential of the Group. The Company's ability to obtain returns on its investments in its subsidiaries and associated companies is subject to the profitability of these entities, restrictions imposed by applicable laws as well as joint venture contracts and financing agreements in some instances.

Operating Licenses and Other Regulatory Conditions
The Group is subject to significant government regulation and licensing requirements in each of the countries in which the Group operates.
Singapore
On April 1, 2000, the Company was awarded a Facilities-Based Operator ("FBO") License by the InfoComm Development Authority of Singapore ("IDA"), which supersedes the IASP License previously held by the Company. The FBO License is valid for a period of 15 years from April 1, 2000. See "Item 5A. Results of Operations- Government Regulations". Under the terms of the FBO License, the Company is obliged to invest in specific network infrastructure in accordance with a stipulated three-year timeline, failing which the IDA may either
(i) call upon performance bonds or undertakings provided or posted by the Company as security for the due performance of the Company of the obligations to make the corresponding stipulated investments; or
(ii) impose a fine on the Company; or
(iii) revoke the Company's FBO License.
In addition, the Company is obliged to abide by the Code of Practice for Competition in the Provision of Telecommunication Services issued by the IDA, effective September 29, 2000.
In 2002, in view of changes in technology and customer demand since 2000, the Company proposed to the IDA to change the amount and nature of the network infrastructure investments and to extend the timeline for the fulfilment of the network infrastructure investments from three years to five years. The IDA has since accepted such proposals.

Hong Kong
The Group also holds an ISP license issued by the Hong Kong Office of the Telecommunications Authority to operate as an Internet service provider in Hong Kong. This license is issued on an annual basis, and is due for renewal every September.

The Philippines
The Group's Certificate of Registration as an ISP in the Philippines was issued by the National Telecommunications Commission in the Philippines, and is due for renewal on January 26, 2007. In addition, the Group obtained a 25-year franchise from the Philippines government on January 5, 2001 to establish, operate and maintain basic and enhanced telecommunications services in the Philippines.

Thailand
In Thailand, the Group is licensed to operate as an ISP, by way of an agreement between the Group's associated company in Thailand and the Communications Authority of Thailand. This agreement expires on October 30, 2006.

India
The Group's operations in India are conducted under a 15-year license issued by the Department of Telecommunications of India, and will expire in 2014.
Malaysia
In Malaysia, the Group has been registered as an Applications Service Provider Class Licensee with the Malaysian Communications and Multimedia Commission since December 13, 2001. As the registration of this licence is only valid for one year, fresh registrations must be submitted annually every December.

The failure or inability of the Group to comply with or perform any of the conditions of the above licenses, franchises, agreements or certificates, or any revocation, non-renewal or unfavourable amendment of the conditions of the same may have a material adverse effect on the business, financial condition and results of the operations of the Group.

Technological Changes

The Group's future success depends upon its ability to exploit leading technologies effectively and continuously enhance its in-house technical expertise so as to provide innovative and superior services that meets the discerning needs of its customers. If the Group is unable to successfully exploit these opportunities, its ability to develop and introduce new services to market in a timely manner may be compromised, thus weakening its competitive appeal against existing and/or future competitors and new markets. Keeping up with technological advances will be expensive, and it is possible the Group will lack the necessary resources to do so.

The Group also faces the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by telephone lines. In the future, Internet services may be more readily accessible by other medium such as third generation mobile phones or become deliverable predominantly through other means such as wireless transmission. The Group will have to develop new technology or modify its existing technology to accommodate these developments. Its pursuit of these technological advances, whether directly through internal development or by licensing arrangements, may require substantial resources which may affect the Group's results of operations and financial condition.

To compete successfully, the Group also depends on the continued compatibility of the Group's services with hardware and software offered by various vendors. It is unclear whether any Asia-Pacific or international industry standards will be established or whether the Group will be able to conform to these new standards in a timely and competitive manner. The introduction of new products or services and any change in industry standards could affect the sale of existing products or services. This could reduce the Group's revenues, adversely affecting its business, financial condition and results of operations. Failure to anticipate these prevailing standards could have a material adverse effect on the Group's business and results of operations. In addition, services or technologies developed by others could render the Group's services or technology uncompetitive or obsolete.

Vulnerability of Network Infrastructure To Viruses and Other Security Breaches

Despite the implementation of security measures, the Group's network infrastructure is vulnerable to computer viruses or similar disruptive problems caused by its subscribers or other Internet users. Computer viruses or problems caused by third parties could lead to interruptions, delays or termination of service to its subscribers. Inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the Group's computer systems or those of its subscribers. This may cause losses to the Group or its subscribers or deter potential customers from subscribing to its services. Inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems - commonly known as "cracking" or "hacking." Fixing problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or termination of the Group's services, which could result in lost revenues and disgruntled subscribers. To the extent the Group stores and transmits proprietary information such as credit card numbers, computer viruses or security breaches could damage its reputation and expose the Group to possible liability. The Group does not carry "errors and omissions" or other insurance covering losses or liability caused by computer viruses or security breaches.
6
Dependence on Key Personnel

The Group's success depends significantly on the continued efforts of the Group's senior management team and its personnel. The loss of the service of one or more key personnel could have a material adverse effect on the Group. The Group does not maintain "key man" life insurance policies. The Group believes that its future success will depend in large part upon its ability to attract and retain additional high caliber personnel. Competition for such personnel is intense. There can be no assurance that the Group will be successful in attracting and retaining the personnel it requires and that the existing senior management team will remain employed by the Group.

Liability of Information Disseminated Through the Group's Network

The laws relating to the liability of Internet access providers and on-line services companies for information carried on or disseminated through their networks is evolving rapidly. The Group could therefore be subject to lawsuits, seeking to impose liability on the Group as it carries or disseminate information. Although no such claims have been asserted against the Group to date, they are possible, and if asserted, may be successful. Furthermore, although the Group has attempted to limit its liability by the terms of its standard service agreement, it is unclear whether its efforts would be successful in the event of any litigation or other claim against the Group. As the laws in this area develops, the potential imposition of liability upon the Group for information carried on and disseminated through its network could require the Group to take measures to reduce its exposure to such liability. These measures may be expensive and may require the discontinuation of various products or services. Any costs that are incurred in defending against asserted claims or paid to satisfy successful claims could materially adversely affect its business, financial condition and results of operations.

Intellectual Property

Although the Group believes that its success is more dependent upon its technical, marketing and customer service expertise than its proprietary rights, the Group relies on a combination of trademark and contractual restrictions to establish and protect its technology. See "Item 5C. Research and Development, Patents and Licences, etc - Proprietary Rights" for further details.

The laws of the countries in which the Group currently operates or may in the future operate may treat the protection of proprietary rights differently from, and may not protect the Group's proprietary rights to the same extent as do, laws in the US.

The Group may from time to time licence or use proprietary rights of third party providers for its operation. To the extent possible, the Group seeks assurance from such third party providers that they have proper authority to use or licence such proprietary rights. However, any infringement of any proprietary rights or other rights belonging to other parties arising from the Group's licence or use of third party proprietary rights may adversely affect the Group's business, financial condition or operations.

Material Litigation

The Company is involved in the IPO Allocation Suit more particularly described in Item 8A. See "Item 8A. Consolidated Statements And Other Financial Information - Other Information" for further details. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operations of the Company in the period in which the lawsuit is resolved.

Ability to Maintain Profitability

In 2000 and 2001, the Group incurred a net loss of S$22.4 million and S$15.0 million, respectively. In 2002, the Group managed to achieve profitability with full-year net income of S$2.9 million (US$1.7 million). Although the Group has continued to remain profitable in the first quarter of 2003, its ability to maintain profitability may be affected if it is unable to successfully address the risks and uncertainties faced, which in particular are: -

  The duration of the SARS situation remains uncertain and it is difficult to quantify the impact on the Group’s business in future quarters.
  The Group’s inability to quantify the impact of stock-based compensation cost for certain employee stock options due to variable accounting on the Group’s net income, until the end of each quarter. Depending on the closing stock price at the end of each quarter, this cost may have a positive or negative impact on the Group’s net income.
  Significant price competition in the existing markets where the Group operates may reduce its operating margins, resulting in net loss or lower net income.
  Increased expenses resulting from leasing of additional capacity may adversely affect the Group’s cost structure.
  Losses incurred by the Group’s operations in Malaysia, India and Thailand may adversely affect the Group’s performance.
  A further deterioration or lack of improvement in the economy in the Asia Pacific region could negatively affect the Group’s revenues.

Under SFAS 142 - Goodwill and other intangible assets, if the book value of the Group's goodwill exceeds its fair value, an impairment loss will be recognized, which may adversely affect the Group's financial performance and its ability to maintain profitability.

Volatility of Share Prices

Pacific Internet's share price may fluctuate in response to a number of events and factors such as quarterly variations in operating results, announcements of new services or pricing options by the Group or its competitors, changes in financial estimates and recommendations by securities analysts, the operating and share price performance of other companies that investors may deem comparable, news report relating to trends in Internet and IT industry and announcements by the Group or its competitors of significant acquisitions, changes in laws in the countries which the Group operates, strategic partnerships, joint ventures or capital commitments.

In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of Pacific Internet's share, regardless of the Group's performance.

Certain Anti-takeover Provisions Under the Companies Act May Affect the Company's Share Prices

Certain provisions of the Singapore Companies Act (Chapter 50) and the Singapore Code on Take-overs and Mergers may delay, deter or prevent a future takeover or change in control of the Company. Anyone acquiring an interest (either on his own or together with parties acting in concert with him) in 30% or more of the Company's voting shares must extend a takeover offer for the remaining voting shares. A person holding between 30% and 50% of the Company's voting shares (either on his own or together with parties acting in concert with him) must also make a takeover offer if that person acquires an additional 1% of the Company's voting shares in any 6-month period. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of the Company. Such provisions could limit the price that investors may be willing to pay for the shares of the Company.

Payment of Dividends in the Foreseeable Future
The Group does not anticipate paying cash dividends in the foreseeable future.
Possibility of Divestment By Major Shareholder

SembCorp Industries, the holding company of SembVentures, which is in turn the major shareholder of the Company, had previously announced its intention to seek a strategic investor to bring further value to the Group, and may divest all or a substantial part of its stake in the Company in that process. The Company believes that SembCorp Industries continues to actively consider such a divestiture. The possible divestment, and the identity and future plans of the strategic investor or investors, could materially affect the business and operations of the Group and the market price of the shares of the Company.

Singapore and United States Taxation Matters
Shareholders of the Company may be subject to certain taxes in Singapore or the United States. See "Item 10E. Taxation" for further details.
8

ITEM 4. INFORMATION ON THE GROUP

ITEM 4A. HISTORY AND DEVELOPMENT Organization

Pacific Internet Limited was incorporated in the Republic of Singapore on March 28, 1995 as Sembawang Media Pte Ltd, and changed its name to Pacific Internet Pte Ltd on March 17, 1998. On November 23, 1998, it was converted to a public company and was listed on NASDAQ on February 5, 1999. Pacific Internet Limited's registered office and principal place of business are located at 89 Science Park Drive, #02-05/06, The Rutherford, Singapore 118261. The Company's telephone number is (65) 6872 0322. The Company's agent for service is CT Corporation System located at 1633 Broadway, New York, New York 10019, USA. Their telephone number is (212) 245 4107.

History and Development

Since starting commercial operations in Singapore in 1995, the Group has grown both organically and through acquisitions to become a leading provider of Internet access and value-added Internet services with established presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. The Group has developed a successful ISP model based on its understanding of Asia-Pacific business requirements. PacNet has been both aggressive and innovative in its strategy to market a wide range of Internet access alternatives and Internet services to consumers and corporate customers.

The Group was able to ride through the difficult climate and emerged stronger to achieve full year profitability, amidst the economic uncertainties in 2002. Pacific Internet continued to drive business growth in consumer and business markets by focusing on broadband, domestic and regional corporate segments, international partnerships and value-added services.

In 2002, the Group further strengthened its corporate business in each country and saw a 15.5% year-on-year growth compared to 2001. At the same time, it increased its coverage from six to seven countries by launching operations in Malaysia. While most telecommunications companies and ISPs concentrate on domestic markets, Pacific Internet continued to harvest its existing corporate customer base to grow its regional corporate customer base and to up-sell value-added services to them. The Group's direct presence in seven countries, coupled with the extensive peering and international partnerships, makes Pacific Internet an attractive and reliable one-stop service provider for multinational corporations.

As broadband emerges as the preferred access mode in the mature markets of Singapore and Hong Kong, the Group has continued to observe a migration from dial-up to high-speed Internet access in both consumer and corporate segments. Additionally, cheaper pricing for broadband services in each of these countries has helped to drive growth in subscriber base for the Group. In 2002, the Group's broadband subscriber base grew by 118.2%, and revenue by 132.3% compared to the previous year. Broadband revenue became the second largest revenue contributor after dial-up revenues. Across the region, dial-up remains a primary source of access to the Internet especially where broadband is not widely available and the price gap between dial-up and broadband remains significant.

Besides growing Pacific Internet's connectivity services in the consumer and corporate segments across the region, the Group also launched new value-added services to cater to the varying needs of end users, small office home office ("SOHO") customers, small and medium enterprises ("SMEs"), domestic and multi-country enterprises. These services are offered on top of the Group's core Internet connectivity services with the objective of enhancing offerings to add value to customers' online communication needs as well as helping the Group to grow the average revenue per user.

The Group will continue to execute strategies in broadband, corporate and regional businesses to drive growth. At the same time, Pacific Internet will seek new international partnership opportunities to expand coverage in Asia-Pacific and leverage on the respective expertise and technologies of these partners to strengthen our service offerings.

Capital Expenditures, Investment and Divestment

In 1999, capital expenditures were mainly incurred for business and equity acquisitions and purchase of fixed assets, primarily funded by the net proceeds from the Company's first and second public offerings in 1999. In May 1999, the Company's wholly-owned subsidiary in Australia, PIA, acquired the business of Mira Networking Pty Ltd ("Mira") for approximately S$3.7 million. In June 1999, the Company acquired the remaining 49.9% interest in PSL from its minority shareholder, Pacific Supernet Pte Ltd for a consideration of S$16.8 million. In July 1999, PIA acquired Zip World Pty Ltd ("Zip World") for S$11.3 million, net of cash acquired. In the same month, the Company also acquired a 40.0% interest in PW Holding Corporation ("PWC"), the holding company of PIPH, for approximately S$0.7 million net of cash acquired.

In 2000, capital expenditures were mainly incurred for business and equity acquisitions and purchase of fixed assets, primarily funded by the remaining net proceeds from the Company's first and second public offerings in 1999 and bank borrowings. In January and February 2000, through PIA, the Group acquired the businesses of Kralizec Pty Ltd ("Zeta") and Hub Communications Pty Limited ("Hub") for S$1.4 million and S$0.5 million, respectively. Also in January 2000, Pacific Digiway Limited ("Digiway"), an investment holding company, was incorporated in Thailand. The Company subscribed to 4,900 ordinary shares of Baht 10 each, representing a 49% equity interest in Digiway. Digiway in turn holds a 26% direct equity interest in IT Star Co., Ltd. In March 2000, the Company completed the acquisition of a 49% direct equity interest in IT Star Co., Ltd., which is the holding company of World Net & Services Company Limited ("World Net"), an ISP based in Thailand for S$2.0 million. In April 2000, PIA acquired Hunterlink Pty Ltd ("Hunterlink"), an ISP located in Newcastle, Australia for S$5.9 million. In May 2000, the Group acquired the travel and travel-related businesses of Safe & Mansfield Travel Group Pte Ltd ("SMTG") through Pacfusion for S$10.0 million. In September 2000, the Company disposed off its 15% equity stake in 1-Net Singapore Pte Ltd ("1-Net Singapore") for S$1.9 million.

In 2001, capital expenditures were mainly incurred for purchase of fixed assets. During the year, the Group issued 5,084,746 shares of Pacfusion Limited at US$0.59 per share to an unrelated party. As a result of the issuance, approximately S$5.5 million was raised and the Group's interest in Pacfusion Limited decreased from 100% to 92.11%. On March 16, 2001, following a restructuring exercise, the Group disposed 8.9% of its equity interest in PIPH for S$0.2 million to an unrelated party, reducing its direct interest in PIPH from 40.0% to 31.1%. As a consequence of the restructuring, the Group was able to meet the criteria set out by SFAS 94 - Consolidation of All Majority-Owned Subsidiaries and EITF 96-16 - Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, and ceased equity accounting for its investment in PIPH and consolidated PIPH from that date. On December 19, 2001, Pacific Digiway Limited ("Digiway"), an investment holding company, increased its equity interest in PITH from 26% to 41%. As a result, the Company's effective interest in PITH was increased from 61.7% to 69.1%.

In 2002, amount of capital expenditures incurred totaled S$5.5 million (US$3.2 million), which was mainly for the purchase of network equipment on replacement basis. There was no divestment during the year.

ITEM 4B. BUSINESS OVERVIEW
Industry Background

Over the past two years, the global telecommunications and Internet industry has been impacted by the challenges brought about by the effects of the worldwide economic slowdown. In particular, operators in Europe and the United States like Deutsche Telekom, British Telecom, Worldcom and Global Crossing have had to battle large corporate debts and implement significant restructuring, cost cutting and bankruptcy protection measures to stay afloat.

According to an International Telecommunications Union ("ITU") report released in December 2002, the impact of the worldwide economic slowdown was not as significant in Asia Pacific. The report found that during this period, the Asia Pacific region began to emerge as the new global telecommunications epicenter, with seven out of the world's top ten operators by profit margin emerging from Asia Pacific. In addition, the region is leading in mobile subscription and broadband growth as well as development of advanced telecommunications technology.

The telecommunications market is expected to continue its growth momentum, growing by 11% over the prior year. This growth will be driven predominantly by deregulation and pent-up demand in developing countries (IDC, 2003). Internet subscribers in the Asia Pacific are estimated to total some 78 million in 2002, (Gartner Dataquest, 2001) with Internet penetration rates ranging from 46% in Australia to 1% in India (Infocomm Development Authority of Singapore, January 2002).

At the end of 2002, the Asia Pacific region had some 14.5 million subscribers accounting for 40.4% of global DSL subscribers (Point Topic, 2003). Although the region's broadband market will continue to be dominated by Asymmetrical Digital Subscriber Lines ("ADSL") and cable broadband, the emergence of new high speed access technologies and lower subscription fees will further fuel broadband growth with more cost-effective alternatives (The Yankee Group, 2002). In turn, this will pave the way for the introduction of more multimedia rich applications across the region, with ISPs racing to roll out services for consumers and businesses.

The Group continues to see growth potential in the Asia Pacific region. With presence in seven countries in the Asia Pacific region, the Group continues to tap into developing countries where Internet penetration has much potential, and to push on strongly in developed countries where broadband access and applications are increasingly popular.
10
Strategy

The Group's ultimate overall strategy is to be the leading End-to-End Internet service provider in Asia-Pacific, providing a full suite of Internet-related services to both consumers and corporate customers. The Group believes that, as the Internet market in the Asia-Pacific region grows, the critical competitive factors will be market leadership and access to a substantial subscriber base for Internet access service across geographic markets in the Asia-Pacific region. Market leadership and a substantial Internet access subscriber base will then form the foundation for value-added services and e-services. The Group believes that it is well positioned to be an End-to-End Internet service provider, from providing basic Internet access service, data hosting and applications development to providing a one-stop service to corporate customers for their Internet-related business requirements.

The Group will focus on the following strategies to grow its business:

  Focus on broadband services, a fast growing industry segment. The Group plans to focus on growing broadband business aggressively in markets that are ready to adopt broadband access while defending its narrowband business. The Group will also target its existing narrowband subscriber base to migrate upwards to its broadband access plans. In markets that are not ready to adopt broadband access, the Group will continue to grow its narrowband subscriber base. The Group plans to introduce broadband access via as many modes of access as possible (for example, DSL and cable) where a viable business model can be pursued. This strategy is heavily dependent on the telecommunications regulatory framework in each market providing open access to different infrastructure for broadband access service providers.
  Expand strongly in the corporate market, which gives better margins. The Group plans to continue to expand its corporate business strongly as margins from corporate business are better than consumer business. Regional corporate business is also a specific area that the Group plans to expand by leveraging on corporate clients that are common across the countries that the Group operates in. The Group targets multinational corporations with regional presence by offering regional connectivity as a one-stop reliable service provider.
  Grow the regional businesses outside Singapore by increasing subscriber base in the existing six countries and exploring new markets. The Group plans to grow the regional businesses outside Singapore to achieve leadership in each of the market it operates in. Besides the existing countries, the Group plans to explore new markets in the Asia-Pacific region to further extend its regional reach.
  Introduce innovative services and solutions to create greater value for customers. Besides basic Internet access, the Group plans to continue to innovate to develop new services and solutions to create greater value for its customers. The Group believes that such innovative services and solutions will increase the loyalty of its customers.
  Leverage on international corporate partnerships to accelerate our growth in existing and new markets. The Group plans to seek partnerships with international corporations to accelerate its plan to expand its existing markets and to enter new markets. These international corporations include global carriers that plan to expand into the Asia-Pacific region.

The Group believes that its ultimate goal of becoming the end-to-end Internet service provider will position it to grow together with corporate customers as they increase their Internet-related business requirements. The Group believes that this one-stop service concept will propel the Group forward to become one of the leading Internet players that can cater to the varying Internet-related needs of both consumers and corporate customers in the Internet age.

Services

The Group provides a comprehensive suite of Internet solutions to meet the varying needs of consumers and corporate customers of every size from SOHOs, start-ups, SMEs to regional and multinational corporations with multi-site presence. Given that Pacific Internet is the largest pan-Asian telco-independent ISP by geographical reach, we are uniquely qualified to provide a one-stop service for regional connectivity across the seven countries we operate in as well as other parts of the world through our partners.

From basic narrowband and broadband access to value-added Internet services, the Group plans to attract customers, increase hourly usage and create additional revenue streams. By offering high-quality, price-competitive Internet access and related services at a variety of price points, the Group seeks to develop both the consumer and corporate segments in each geographic market it enters.

The following table shows the source of the Group's gross revenue for the following periods:
	Year Ended December 31, (1)
	2000 (2)		2001 (2)		2002
(in thousands)	Amount	Percent	Amount	Percent	Amount	Amount	Percent
	S$		S$		S$	US$
Singapore:
Access (2)	63,272	59.6%	71,189	50.5%	77,514	44,671	49.4%
Ecommerce	561	0.5%	2,327	1.7%	1,492	860	1.0%
Travel	4,293	4.0%	8,203	5.8%	9,042	5,211	5.8%
Hong Kong :
Access	20,659	19.5%	28,820	20.4%	33,042	19,042	21.0%
Australia :
Access	17,457	16.4%	17,561	12.4%	21,493	12,387	13.7%
The Philippines
Access (3)	-	-	12,977	9.2%	14,219	8,195	9.0%
Malaysia :
Access	-	-	-	-	228	131	0.1%

Total	106,242	100.0%	141,077	100.0%	157,030	90,497	100.0%

(1)	After eliminations.
(2)	Before toll rebates
(3)	The Philippines operations were consolidated with effect from March 16, 2001
ACCESS BUSINESS
Major Internet Access Products
Dial-up access - Internet access for consumers and small corporate customers using modems to dial into the Group's ISP Dial-Up network at a speed of up to 56 Kbps.
Network ISDN Access - high-speed dial-up Internet connection at a speed ranging from 64 - 256 Kbps, offered to both consumer and corporate market.
Leased line access - Twenty-four hours high-speed dedicated Internet access to carry data traffic at a speed from 64 Kbps up to a 2Mbps Internet connection.
Consumer broadband ("ADSL") and Corporate broadband ("SDSL") - offer up to 1.5Mbps broadband connectivity for both consumer and corporate users under time-based or volume-based packages.
Wireless broadband @ home - targeted at homeowners who prefer a simple and hassle-free connection providing mobility and flexibility in the home environment.
Wireless broadband @ work - targeted at small office home office ("SOHO"), small and medium enterprises ("SMEs") and companies wanting to have a wireless high speed setup in the office, which offers greater flexibility and mobility within the office environment.

Value-Added Internet Services for Consumers

The Group's Internet services for consumers are designed to meet the needs of individuals with varying levels of Internet experience and Internet utilization. Value-added services, which are available for an additional fee, include wireless hotspots, which allow consumers to enjoy Internet roaming at selected hotspots, e-mail paging and other message services and remote access to Internet accounts. In Singapore, gaming, entertainment and e-learning content have been introduced on a chargeable basis to drive consumer broadband subscription.

Value-Added Internet Services for Corporate Customers

The Group's value-added Internet services for corporate customers include email outsourcing service, web hosting, Internet Data Center Service, Internet Backup Service, Managed Security Service, Managed Virtual Private Network Service and International Roaming Service. The Group also offers e-services through its subsidiary, Pacfusion.

12
E-COMMERCE BUSINESS
Pacfusion offers web-based solutions in the following areas:

Enterprise Portal Development - Includes building of enterprise portals for the purpose of marketing and relationship management, content publishing and management, personalization, serving of web services and legacy system integration.

E-Commerce Applications - Offers online payment and transaction management systems like credit card and cash card implementations and integration with back-end fulfillment services providers, along with catalog tools for e-retailing.

Enterprise Business Solutions - Includes e-business applications like knowledge management, intranets within the enterprise and e-procurement solutions to facilitate, integrate and streamline solutions with the trading partners.

Hosting and Maintenance - Leveraging on its parent, Pacific Internet, Pacfusion bundles hosting and maintenance services along with development, offering customers a one-stop solution.
TELECOMMUNICATIONS

In 2000, the Company launched its prepaid International Direct Dial ("IDD") service. In 2001, the Company scaled down this business due to a change in strategic direction to focus on its core competencies in Internet-related services. This service has since been terminated in 2002.

TRAVEL

The Group's travel business branded Safe2Travel is the second largest corporate travel agency in Singapore. Its core business is business travel management for corporate customers. Safe2Travel provides a range of services including air ticketing, hotel reservation, car rental booking, corporate incentive travel, trade mission travel and other customized travel arrangements.

Pricing

The Group employs a number of pricing structures for its various Internet access packages. For dial-up access, the Group typically employs a two-tiered scheme, with a flat monthly rate for a fixed number of hours, followed by an hourly charge for additional hours. A similar pricing structure is applied to the broadband access packages, except the packages are either denominated in usage hours and/or volume. For both dial-up and broadband access packages, there are also unlimited usage hours and/or volume packages available. The Group believes that this pricing strategy encourages more efficient use of the Group's expensive international bandwidth. The Group's leased line customers are billed using a fixed monthly rate, which does not vary with usage levels.

The Group monitors its pricing strategies very closely to ensure competitiveness and constantly reevaluates its pricing strategies.
Marketing and Sales
The Group's sales and marketing efforts are targeted at both the consumer and corporate customers segments using the following mediums:
Advertising -Services are advertised in print, radio, electronic and broadcast media.
Tradeshows - The Group participates in selected tradeshows.
Direct Marketing -Services are promoted directly to customers through promotional inserts in mail, packages.
Member Referral Program - Recognizing the power of word-of-mouth marketing, existing customers are rewarded for referring and recommending services to their friends.
Channel Marketing - Channel partners are used to extend coverage of both the corporate and consumer segments. They include leading hardware and software manufacturers, system integrators and business partners in selected vertical markets.

13
Direct Sales Force - Sales executives are deployed at retail outlets and via telemarketing selling direct to consumers. For corporate business customers, a direct corporate sales team grouped by industries, target at the respective vertical markets. Additionally, the Group employs a regional sales team that serves multinational corporations with multi-site presence.

Singapore
First Wireless Services ISP
Following the introduction of consumer wireless services for home and hotspots in 2001, Pacific Internet introduced wireless solutions for businesses in 2002. This completed the suite of Wireless Broadband services with the aim of offering our consumer and corporate customers complementary services for seamless, convenient and fast connectivity at home, work and hotspots.

Industry Awards
In 2002, Pacific Internet continued to win industry recognition through a series of awards including Business Management Asia Magazine's Most Innovative ISP Award and TelecomAsia Magazine's "Best Asian ISP" Award, which the company has won for four consecutive years.

Business Partnerships
Pacific Internet established a strategic partnership with Hitachi Data Systems, a world leader in data storage technology to jointly launch an Internet Backup Service ("IBS"). This is a value-added data storage services for SMEs and SOHOs in Singapore. Pacific Internet also established partnerships with companies like SonicWall to provide managed firewall services to corporate customers and Boostworks to offer "Speedbooster", Singapore's first Web acceleration service using compression technology for our dial-up and broadband customers.

Participation in the Singapore Powerline Trial
In line with Pacific Internet's strategy to innovate and stay at the forefront of broadband and Internet development, we completed a six-month Powerline Broadband trial with Singapore Power Telecommunications, the telecommunications arm of Singapore Power Ltd in 2002. Involvement in these trials, provided Pacific Internet with an opportunity to try out and understand the Powerline technology and assess its commercial potential. Powerline broadband technology is an alternative broadband access solution, which can complement existing DSL ("ADSL and SDSL") services for corporate and consumer segments. Currently, Pacific Internet is assessing the commercial potential with Singapore Power Telecommunications before deciding on a commercial roll-out.

First 3-Dimensional Massive Multi-Player Online Role Playing game
In May 2002, Pacific Internet officially launched its paid online gaming business with the commercial launch of El Kardian, a Massive Multi-Player Online Role Playing Game ("MMORPG"), which was introduced for beta trial the previous year via our Pan Asian Gaming Network ("paGn"). This was followed by the commercialization of another MMORPG game, Darkspace in November.

The paid online gaming business operates on both a pre and post-paid model and will enable Pacific Internet to grow its online gaming and broadband services to deliver more exciting and compelling value-added services to customers. The objective is to drive growth through a new untapped revenue stream and further expand the online gaming business footprint in Asia. Leveraging on the Group's regional presence, El Kardian has also been introduced to customers in Hong Kong and Macau in December 2002.

Hong Kong
First ISP to provide Broadband Roaming Service
Pacific Supernet introduced broadband roaming enabling consumer and corporate customers to connect at high-speed at different Internet hotspots, such as hotels, shopping malls and airports while travelling. The Broadband Roaming Service is positioned as a premium value-added service, addressing the demand of individuals and companies enabling them to access corporate networks while on business trips.

14
Launch of Enterprise Voice-over-Internet Protocol ("VoIP") Solution "BizVoice"
The introduction of this value-added service enabled Pacific Supernet to up the ante against traditional international voice services offered by telecommunications companies. For the first time, companies could enjoy cost savings and unlimited voice and data communications by paying a fixed flat rate to extend domestic and regional intra-company communications via existing corporate networks in Guangdong and Hong Kong. BizVoice is targeted at SMEs and large multi-national corporations ("MNCs") looking for a flexible and scalable service that supports a full range of connectivity modes from broadband, leased line and IPLC, combined with IP-VPN to ensure secure voice and data exchange. In the future, there are plans to extend coverage to customers' regional offices in other parts of China.

Launch of Various Corporate and Consumer Broadband Services
To further capitalize on the growth of broadband in Hong Kong, Pacific Supernet has continued to enhance its range of broadband offerings for the home and business segments in 2002. In February 2002, it was the first ISP in Hong Kong to launch a 6Mps Broadband service offering a high quality and cost-effective solution to medium and large corporations, enabling them to deploy innovative web-based content and applications faster and cheaper.

In the same month, Pacific Supernet introduced a DIY ("Do-it-yourself") Broadband Service that allows end users to set up their own home network, quickly and conveniently, through a simple plug-and-play interface. This service is positioned as a convenient option for end users to drive the demand for broadband ADSL services. It provides a cost saving choice by eliminating the installation charge for customers.

The Philippines
Prepaid Market
In an effort to grow our pre-paid business and increase sales in a highly competitive market, PIPH extended their dealer coverage for pre-paid services by signing 300 new dealer agreements in 2002.
Launch of Network Broadband Access for Corporates
PIPH launched a network broadband service for SMEs and SOHOs in Metro Manila. To strengthen the service offerings, it explored additional partnerships with local telecom companies to gain access to alternative infrastructure for two digital subscriber line packages: network broadband access and network broadband access plus. The aim is to enable PIPH to further tap into the growing broadband market and complement existing suite of corporate Internet solutions.

Extension of Country Coverage
PIPH extended coverage of the Philippines to include Davao city in the southern Philippines island of Mindanao. With the addition of Davao, PIPH is currently present in seven cities with the other six being Metro Manila, Cebu, Bulacan, Cavite, Laguna, and Batangas.

Australia
New Consumer and Corporate Broadband Services
In 2002, PIA launched a range of cost-effective high consumption broadband services called Big Pipe DSL. The Big Pipe DSL range of services includes 5Gigabyte ("GB"), 10GB, 20GB and 50GB of data transfer per month for high traffic broadband users. The new services have broadened PIA's range of DSL services and enhanced its capability to deliver competitive, scalable and tailored DSL solutions for high volume traffic broadband companies like design and architecture firms.

Hunterlink, PIA's subsidiary in the Newcastle area has also launched an affordable high-speed DSL broadband and a wireless LAN service to expand its broadband DSL service to a national level. As part of the Group, Hunterlink is also able to extend multi-country coverage for customers located in Australia, leveraging on the Group's presence across seven countries in the Asia Pacific.

The launch of PIA's new HomeDSL services in March 2002 was made possible by the reduction of wholesale DSL pricing by Telstra. The new service enabled consumers to customize their own DSL plan by selecting the speed, megabytes, optional extras and contract period. HomeDSL is part of PIA's strategy to help Australians move online with high-speed Internet via affordable entry plan pricing, competitive and flexible plans and pay-by-the-month offerings.
15
Partnership with NEC Nextep
PIA partnered with NEC to deliver a new business grade broadband DSL service over NEC's NEXTEP network in Australia. By delivering broadband DSL over the NEXTEP network, PIA was able to improve network availability and reliability of its DSL services for the business market. For the first time, PIA was able to offer Premier Business DSL customers a 99.9% service uptime guarantee.

Industry Recognition
In AC Nielsen's Annual Australian Online Internet User Survey, PIA was rated number two amongst Australian ISPs for overall customer satisfaction. In addition, PIA was also rated number one in the category of Customer Satisfaction for Speed of Connection.

The leading regional Internet Service Provider in Newcastle, Hunterlink won the Innovative User of Telecommunications Award at the Australian Telecommunications Users Group ("ATUG")-Hunter Valley Telecommunications Industry Awards 2002. The Innovative User of Telecommunications Award is awarded annually and recognizes excellence in the telecommunications arena in Hunter Valley.

India
Head Office Shift to Bangalore
PII has further strengthened its infrastructure and consolidated the operations to be closer to their corporate customers in order to service them better. PII continued to maintain direct present in three cities, Mumbai, Bangalore and Pune, but have shifted the headquarters to Bangalore, for closer proximity to the many domestic, multinational and information technology firms located there.

Opening of Cyber cafe in Pune
PII converted part of the office space in Pune to a Cyber Cafe to improve services to the student community in this location. The opening of the Cyber Cafe has also contributed to PII's brand building efforts in support of the strategy to grow market share in this market segment.

Greater Focus on Global Roaming and Value-Added Services
In line with the strategy to offer a comprehensive range of services besides connectivity to corporate customers, PII invested in a data centre in Bangalore and introduced new co-location and hosting value-added services for corporate customers. In addition, partnerships with global roaming partners like iPass were strengthened to enhance roaming offerings for corporate customers and cater to their communication needs while travelling.

Thailand
Expansion of Consumer Internet Services Nationwide
In April 2002, PITH signed a contract with the Telecommunications Organization of Thailand ("TOT"), which allowed PITH to provide Internet services covering all 76 provinces nationwide. This strategic tie-up provided PITH with an extended presence across the country via a larger distribution network to serve the needs of customers throughout Thailand for the first time. In tandem, PITH also launched the Unlimited X-Treme and Refillable X-Press Instant Internet Packages nationwide. Both products provide users with an email address and supported the TOT, TelecomAsia and Thai Telephone & Telecommunications ("TT&T") numbers to enable access via these company's Internet protocol numbers and 1,222 TOT network. PITH also offered domestic roaming services as a free value added service to its existing monthly and prepaid subscribers for Internet access from any part of the country.

First ISP to launch SDSL
In line with the Group's strategy to be a leading broadband player in the region, PITH partnered with leading media carriers such as Samart Broadband and United Broadband Technology ("UBT") to offer broadband packages targeted at SMEs and MNCs (multinational companies) looking for cost effective high speed Internet solutions. With this, PITH became the first ISP to launch SDSL services in Thailand for the SME market in January 2002.

PITH's overall business strategy will continue to focus on the corporate business segment, and this will be complemented by consumer offerings as part of the company's strategy to adopt a balanced business approach and build brand awareness with the public.
16
Partnership with Aeon Than Sinsap
In March 2002, PITH entered into a strategic partnership with leading financial services provider, Aeon Than Sinsap (Thailand) Public Company Limited to launch a new Internet Unlimited Access Service for Aeon Credit Card Holders. PITH leveraged this collaboration to drive growth in a new markets and extend distribution channels for its Internet services.

Malaysia

In 2002, Pacific Internet launched the operations in Kuala Lumpur, Malaysia to service the regional connectivity needs of existing corporate customers. The venture into Malaysia is part of the Group's strategy to strengthen its Asia Pacific coverage to extend services to MNCs across the region. PIMY's corporate services include leased line, integrated services digital network ("ISDN"), virtual private network ("VPN"), roaming, email outsourcing and hosting services. In the future, new services will be introduced in line with customer demand.

Customer Service

The Group's Customer Support group comprises ten key units, namely Customer Support Hotline, Consumer Sales, Customer Support Retention, Technical Support, Customer Support (Operations), Customer Support (Correspondence), IT Support, Human Resource & Administration, Training and Service Quality.

Customer Support Hotline deals with billing and general customer enquiries. Consumer Sales handles telesales arising from consumer promotions. Requests for termination of broadband and dialup accounts are handle by Customer Support Retention. These three units operates from 8.30 a.m. to 6 p.m., Mondays to Fridays (except Public Holidays). Technical Support provides services 24-hours-a-day, seven-days-a-week to support the technical needs of consumers and corporate customers.

Customer Support (Operations) takes care of administrative matters such as brochures fulfillment and maintenance of customer accounts. Customer Support (Correspondence) handles non-phone requests such as emails, letters and faxes. IT Support provides the backbone system support to the call centre. This includes maintaining and managing the CRM and Aspect Systems. The team also liaises with the MIS department on any billing and Oracle issues. Human Resource & Administration oversees recruitment, welfare and human resource matters.

PacNet Training Academy takes care of training needs including regular product training while the Service Quality Centre ensures that the call centre meets high level of service standards and establishes benchmarks for the Customer Support group.

The Group considers customer services as an integral component in driving the business. The Group is committed to providing the best customer service in the industry for both new and existing customers. Our customer service teams strive to provide a personally memorable positive experience for every interaction that customers have with the Group. Continuous efforts are carried out to achieve this purpose. These include, but are not limited to:

  Conducting regular surveys to determine the customer satisfaction level as well as the gathering of feedback to improve upon service excellence.
  Professional training and development to transform the customer service teams into a committed customer-focused team of professionals via setting up of the PacNet Training Academy. This academy aims to ensure the staff are constantly trained and equipped with strong product knowledge and skills to deliver high service quality.
  Establishing and refining internal process for service excellence.
  Investment in integrated and support systems to enhance performance measurement, staff productivity and operational efficiencies and effectiveness.
  Benchmarking with an established set of world-class standards adopted by the Customer Operations Performance Centre (“COPC”).

COPC is an established system that helps contact centres to achieve operational efficiency with customer satisfaction and retention. The two key drivers of superior service under the COPC methodology are speed and accuracy. Speed relates to the time taken to complete phone and non-phone transactions e.g. emails, faxes and letters. Accuracy is the ability to provide accurate answers to customer inquiries.

Infrastructure

The Group's systems and network infrastructure are designed to provide customers with reliability and speed as well as to minimize costs through efficient use of the international bandwidth and implementation of a scalable infrastructure. Reliability is primarily achieved through redundancy in mission critical systems that minimize the number of ''single points of failure'' (i.e. points where the failure of a single component of the network could interrupt network operations). Speed is achieved through clustered systems, diverse network architecture, multi-peered Internet backbone connections, aggressive load balancing and high-speed switching cores. Efficient use of bandwidth is attained through policy-based routing and enhanced Internet web caching algorithms that optimize traffic through the Group's multiple Internet connections. Scalability derives from a clustering and switching system network architecture at each of the Group's network locations with provisioning for future expansion needs.
17
Following is a diagram illustrating the current configurations of the Group's regional networks in Singapore, Hong Kong, Australia, the Philippines, India, Thailand and Malaysia.
PacNet Regional Network
Network Infrastructure

Singapore. The Group's network currently consists of two main point-of-presence ("POPs") in Singapore, which are connected to the Internet through multiple independent international circuits. Each of the POPs comprises dial-up access servers with digital modems providing up to 56 Kbps modem access and ISDN services; routers for leased line customer access and servers for Internet services such as email, Usenet news, web caching, and domain name service. These Singapore POPs are linked together by a private high-speed underground fiber-optic cable and a back-up wireless connection using infrared technology. This internal backbone is capable of handling sustained high-speed traffic, and its high level of redundancy substantially reduces potential data loss and avoids congestion. This backbone also incorporates a Layer2 Switching technology, which is capable of operating under extreme load and is highly scalable. The private backbone was upgraded to Gigabit Ethernet in first quarter of 2001.

The third POP, a 10,000 sq ft Internet Data Centre ("IDC") was commissioned in February 2001. The IDC is linked back to the 2 main MegaPOPs via private optical fibre laid between the 2 sites and backup via an OC3 Laser Link.

The Group has configured its network to maximize efficient use of its bandwidth. The Group has applied policy routing technology that distributes its traffic load at any given time as evenly as possible over its available Internet connections. This reduces the likelihood that any one connection will exceed its bandwidth, and thereby reduces the likelihood of congestion.

18
The Group has diversified into broadband Internet access through reselling the ADSL services from the incumbent SingTel ADSL network. The Group is also offering its own DSL broadband services to Corporate Network Customers through leasing of private copper pairs from SingTel and connecting to its own Digital Subscriber Line Access Multiplexer ("DSLAM"). This service is currently available in and around the Central Business District ("CBD") area.

The Group has also designed an enhanced Internet web caching system that stores requested data on its server after it has been initially retrieved. When such data is requested thereafter by other customers, it is retrieved from the Group's local server, rather than from the Internet, which spares the Group from using its expensive international bandwidth. The Group's network system incorporates firewalls to protect internal data from external sources, and its dual POP structure provides a redundant network in case of catastrophic network failure. The Group's facilities are backed up by a computer-controlled uninterruptible power supply with surge protection and power conditioning. In addition, an automatic onsite diesel generator provides power for prolonged power outages.

The Group also maintains a 24x7 Network Operations Center (''NOC'') in all its regional POPs. This continually staffed facility is responsible for round-the-clock monitoring of the status of all computer room facilities, network and system components and applications deployed throughout the Group's infrastructure. The NOC is responsible for all operational communications between the internal departments of the Group as well as external providers of services to the Group. The NOC has customized a network management system based on publicly available network management tools and commercial network management packages. This in-house system provides real-time monitoring of each component or application and is responsible for notifications of quality of service problems as well as failures. Sophisticated historical and statistical analysis software used in the NOC provides data to management about the quality of service the Group's customers are experiencing.

The Group maintains its applications on a variety of systems from a number of vendors. The major applications, such as e-mail, web and news access services, utilize a network of servers connected directly to the Group's high-speed switched network. This direct connection minimizes latency and provides the shortest path for customers accessing these applications. The Group deploys a cluster of servers to distribute the load of applications and to provide fault-tolerance against hardware or application failure. Utilizing off-the-shelf hardware has resulted in significantly reduced operations expense.

In addition to the three POPs in Singapore that form the core of the Group's internal network, the Group also has presence in six other regional countries, namely Hong Kong, the Philippines, Australia, Thailand, Malaysia and India to serve those markets.

Hong Kong. The Hong Kong POP is connected to the Internet through the following links:

  A 30 Mbps link to the Internet via Sprint Hong Kong, which has direct links to US, Japan, Singapore & China.
  A 100 Mbps link to the Internet via Reach backbone, which has direct links to US, UK, China & has the biggest Asian coverage in Hong Kong.
  A 45 Mbps link to the Internet via Qwest Hong Kong, which has direct links to US, Japan & Singapore.

The Group's POP in Hong Kong has two data centres which are geographically located in two regions. One is located in Reach's Telecom House in Wanchai, Hong Kong Island. The other is located in New T&T (second largest local carrier in Hong Kong) Central Office in Kwun Tong, Kowloon. The two data centres are interconnected by two geographically diversified 100Mbps Fast Ethernet links. Each data centre has separated international links. Both data centres are capable of supporting all the services. Each data center is linked to the local Hong Kong Internet Exchange ("HKIX") via 2 dedicated 100Mbps Fast Ethernet link.

The link to HKIX is for peering with other Hong Kong ISPs to allow for exchange of Internet traffic within Hong Kong. The Hong Kong POP is connected to the Group's POPs in Singapore via a 45Mbps IPLC. The IPLC connection allows for the exchange of regional traffic among Hong Kong, the Philippines, Australia and Singapore, and access to the Group's international Internet connections.

The Group provides both asymmetric and symmetric broadband service via PCCW's and New T&T's DSL and fibre network. The service speed ranges from 1.5Mbps, 2M, 3M, 6M, 10M up to 25Mbps.
The Philippines. The Group's POP is connected to the Internet through the following links:
  A 6 Mbps full duplex submarine fiber link to Teleglobe's North America Internet services backbone. Teleglobe's North America backbone is an OC12 network, which is present at every major POP and data exchange in North America and Europe, and connects directly to UUNet, MCI and Sprint at multiple points in its network.
  2 Mbps each to Digitel and ETPI respectively. Digitel and ETPI are one of the major telecom players in the Philippines and offer Internet backbone services to Asia and the US. ETPI’s foreign nodes are as follows: Cable & Wireless – San Francisco; UUNET – USA; PCCW-HKT & Concert.
  A 45 Mbps T3 link to Globe Telecom (“Globe”). Globe is one of the leading full service telecommunication providers offering a wide range of data and Internet services. Globe connects to the Internet via Savvis, UUNet, Cable and Wireless, Teleglobe, Abone, KDD, Singnet and Reachnet.
  A 45Mbps T3 simplex satellite link from Loral Internet Services

19

The Group's POP at Pasig City, Manila, is directly connected to the telecommunications infrastructure of five telecommunications providers in the Philippines: PLDT, Globe Telecom, Bayan Telecommunications, Digitel Telecom and Eastern Telecoms.

The POP is linked to the local Philippines Internet exchange ("PHIX") via a leased 2 Mbps link to allow for peering with other Philippines ISPs for the exchange of in country Internet traffic. A peering with Manila Internet Exchange ("MIX") was set up in September 2000 through a 2 Mbps leased line. A third private peering link connects to Globe Telecom Internet Services through a 512kbps leased line for traffic between Globe Telecom customer and PacNet.

The 2 Mbps frame relay connection to the Group's POPs in Singapore, Hong Kong and Australia is for exchange of regional traffic and access to the Group's multiple international Internet connections.

Six remote POPs for dialup access has been set up since 1999 and a seventh pop was setup in November 2002 as part of the network's expansion:

  Cebu: a 4 Mbps link connects the Cebu POP to the Taipan POP at Pasig
  Quezon City (“QC”): a STM-1 155 Mbps link connects the QC POP to the POP at Pasig
  Cavite: a E1+256Kbps link connects the Cavite POP to the POP at Pasig
  Bulacan: a 768Kbps link connects the Bulacan POP to the POP at Pasig
  Batangas: a E1 2Mbps link connects the Batangas POP to the POP at Pasig
  Laguna: a E1 & 512kbps link connects the Laguna POP to the POP at Pasig
  Davao: a E1 link connects the Davao Pop to the POP at Quezon City

The Group has successfully set up a fixed wireless network for its countrywide backbone connecting Cebu, Bulacan, Cavite at E1 capacity for selected POPs.

Australia. The Group's network in Australia has four major POPs in Melbourne, Sydney, Brisbane and Newcastle with onsite staff managing the network, servers and the IDC. Remote POPs are also in place in the other capitals in, Adelaide, Canberra and Perth by co-locating with IDC companies, and regional POPs are located in Mornington Penninsula, Geelong, Campbelltown, Wollongong, Penrith, Gosford, Maitland, Muswellbrook, Singleton, Gold Coast and Sunshine Coast. The major POPs are interconnected via ATM, Ethernet and DS3 Technologies and each of them is connected to the Internet through upstream providers and peers.

Sydney is connected to the Internet via the following links:

  A 46 Mbps ATM link to WorldCom for international access
  A 45 Mbps ATM link to Telstra for domestic and international access
  A 20 Mbps link to AusBone, COMindico, PIPE and other peers
  A 16 Mbps ATM link to the Brisbane POP
  A 24 Mbps ATM link to the Melbourne POP
  A 45 Mbps link to the Newcastle POP
  A 10 Mbps link to UEComm for peering and to provide backup paths to Melbourne and Brisbane
  Various small Internet peers of around 2Mbps each

Melbourne is connected to the Internet via the following links:

  A 24 Mbps ATM link to Sydney POP
  A backup 10 Mbps path through UEComm to Sydney POP
  A 20 Mbps link to AUSIX (at Global Centre/VCPL)
  A 20 Mbps link to AusBone, Comindico, Victorian Internet Exchange (“VIX”) and other peers

20

Brisbane is connected to the Internet via the following links:

  A 16 Mbps ATM link to Sydney POP
  A backup 10 Mbps path through UEComm to Sydney POP
  A 10 Mbps link to iSeek
  A 10 Mbps to AusBone, Comindico and PIPE

Newcastle is connected to the Internet via the following links: Two links of 2 Mbps each to Telstra Internet A 45 Mbps link to the Sydney POP
The Group's primary Australian connectivity to international sites is provided by a 46 Mbps WorldCom service delivered over Ethernet to the Sydney POP. Connectivity to local sites is achieved through extensive peering including Internet exchanges such as PIPE, Aus Bone, WAIX, VIX, AUSIX, primarily connected by Ethernet, private peers such Unite and Comindico and domestic transit through a 45 Mbps ATM link to Telstra.

The Group is providing broadband Internet services nationally via ADSL using infrastructure of Telstra and Nextep. It is looking at providing VoIP services to call centre companies, having significant experience in the use of VoIP internally.

India. The Group currently operates in three cities in India connected to the Internet through the following Internet links with Videsh Sanchar Nigam Ltd ("VSNL") and Reach (Mumbai, India):
  1x2 Mbps link to VSNL in Mumbai POP
  1x2 Mbps link to Reach in Mumbai POP
  1x 512Kbps link to VSNL in Bangalore POP
  1x 1.5Mbps link connecting Astra (Satellite bandwidth via NewSkies.net, UK) in Bangalore

The Group's POP in Mumbai is directly connected to the telecommunications infrastructure of Mahanagar Telephone Nigam Ltd ("MTNL"). A 2 Mbps domestic link provide connectivity between Mumbai and Bangalore, and another 512kps domestic link connect both Mumbai and Pune together. A 512Kbps link connects Pune POP and Bangalore POP to provide redundancy with respect to authentication and intercity traffic. There is no ISP Internet exchange in India yet and all Internet traffic is exchanged via the connection to VSNL/Reach. Presently, the Mumbai POP is connected to the Group's POPs in Singapore and Hong Kong via virtual links (GRE tunnels).

The Group has an IDC in Bangalore providing co-location, web hosting and other data centre services for the Indian operations.
Thailand. The Group network currently consists of two main POPs in Bangkok.
The first POP (PI # 1) is located in LPN building which houses dial-up access servers with digital modems providing up to 56Kbps modem access, ISDN and DSL services; routers for leased line customer access and servers for Internet services such as email, web, caching and domain name hosting. This POP is connected to the Internet via international leased circuits that links to the Group's POPs in Singapore running on different submarine cable provider such as APCN, Sea-Me-We3 and MT. PI # 1 is connected to the Internet via the following links:
  20 Mbps link to the Group's POPs in Singapore
  12 Mbps link to NIX (Domestic Exchange)
  8 Mbps to CAT POP
  8 Mbps link to the TOT and TT&T nationwide domestic network

The second POP (PI # 2) located at the CAT Building was commissioned in December 2002, supports primarily co-location services and leased line customers. PI # 2 is connected to the Internet via the following links:
  8 Mbps link to Netplus
  1 Gbps link to NIX (Domestic Exchange)
  8 Mbps fibre optic link to PI # 1 POP

21
Malaysia: The Group's network in Malaysia has two major POPs located in Kuala Lumpur and Penang interconnected via a 2 Mbps backbone. The Kuala Lumpur POP is connected to the Internet through the following links:
  2 Mbps link via TMNet Malaysia which has direct access to US, Europe and other Asian countries
  2 Mbps link via the Group's POPs in Singapore which has full access to the Internet
  2 Mbps link on 100BasedT connection via Reach Malaysia which has full access to the Internet

Notwithstanding the attributes of the Group's network, it is subject to malfunctions and other limitations, any of which could have a material adverse effect on the Group's business, financial condition and results of operations.

Management Information Systems
The Group has adopted a decentralised approach for its management information systems needs in both accounting and billing systems. In Singapore, Hong Kong and the Philippines, Oracle Financials is used to support accounting functions. In Australia, India and Thailand, Microsoft Great Plains, Tally and Alphasoft are used for its accounting functions respectively. From mid 2002, Pacific Internet has implemented the new java-based billing system that is able to process the usage records and computes the charges almost real-time. This allows for fairly up-to-date reporting of the revenues. Other features of the new billing system include support for multiple billing cycles, proration of charges and discounts, and interfaces for setting up product and pricing. For Australia, PIA has enhanced its java-based billing system developed in house and has adopted it across the various branches. For Hong Kong, Philippines, Thailand and India, a billing system developed on Oracle platform is being maintained.

Competition
The intensity of competition has continued to increase in Asia's telecoms and Internet industry across all segments driven by continued market deregulation, price competition and introduction of new services from incumbents and smaller ISPs. The region is now the largest telecommunications market and an emerging epicenter for global growth with seven out of the world's top ten most profitable telecom operators being Asian (ITU 2002).

Some competitors have financial, network and telecom facilities significantly greater than the Group's, whilst incumbents enjoy advantages as a result of their monopoly over local exchange facilities. Although incumbent operators continue to dominate in home markets, they face mounting pressure to protect market shares as competing operators consolidate and strengthen their positions in the data services space. The Group anticipates that broadband deployment will gain greater momentum in 2003 with operators continuing to vie for greater market share spurred on by increasing bandwidth utilization by customers and opportunities created by market deregulation policies of Asia Pacific governments (The Yankee Group Report, August 2002).

Singapore
Surveys conducted by the regulator, IDA report that broadband usage has seen modest growth in the home and business environments over the last two years. Cable subscriptions continue to be the highest in the residential market, while ADSL dominates in the corporate segment. Wireless Broadband initiatives are also on the increase with both Singnet and StarHub introducing competitive wireless services.

In 2002, the merger of StarHub and SCV was completed with the companies integrating their fixed line, mobile, international long distance and Internet services units. StarHub and IDA have started working out the open access framework to enable interested parties to resell broadband services utilizing the HFC cable network (IDA, 24 January 2003). Singapore Power Telecommunications, a new infrastructure owner, also launched Singapore's first Powerline Communication ("PLC") trials in April 2002 where Pacific Internet was a trial partner. When commercialized, PLC will provide an alternative 'last mile' connectivity to service providers who do not own the necessary infrastructure to reach their customers.

Hong Kong
Due to the difficult economic climate, a string of bankruptcies, mergers and consolidations have taken place, most notably from the exit of PSInet, Level 3, and the scaling down of Reach's business. New challengers to the incumbent include New World Telecom ("NWT") and M3Com who boasts of connectivity across the Asia Pacific. In addition, ISPs have started to offer new services such as Wireless Lan, Voice over IP ("VoIP"), Virtual Private Network ("VPN"), Video Conferencing and Managed Security solutions.

22
From just one ISP in 1990, there are now approximately 260 as of mid-2002. In addition, there is a broadband boom underway with many providers offering ADSL and cable broadband services such as PCCW, Wharf T&T, iCable, and Citi Pacific. In the first half of 2001, Hong Kong had the highest rate of growth in the world for household Internet penetration (Hong Kong Broadband Networks and Services Report, September 2002), by June 2002, there were a total of 2.6 million Internet subscribers, including dial up and broadband (The Yankee Group Report, August 2002).

The Philippines
As of end 2001, there were approximately 183 licensed ISPs in the Philippines (National Telecommunications Commission ("NTC"), November 2002), but currently there are only approximately 50 active players as many have folded due to the difficult economic climate. Most telcos like PLDT, Globe, BayanTel and Digital have adopted a conservative outlook in 2002 and refocused their businesses into high growth areas like broadband and value-added Internet Protocol ("IP") services away from traditional voice where revenues are declining.

The Philippines government has outlined its strategy for the Information, Communication and Technology ("ICT") sector to implement policies for ensuring faster delivery of ICT through the improvement of infrastructure within the country. It will also establish a Department of Information and Communications Authority ("DICA") to oversee all ICT related functions. In addition, the government is also pushing to accelerate the granting of permits and licenses for private sector telecommunication providers of broadband services and other key telecommunications services (Infotech, April 2002). It has also identified seven IT Hubs; Pasig-Ortigas Business District, Makati-Global City Business District, Alabang-Paranaque Business District, Subic-Clark Special Economic Zones, Cebu-Asia Town IT Park and the University Belt areas where infrastructure and services from operators will be enhanced to cater to the needs of corporates located in these areas (Info-communications Status Report, November 2002).

Australia
Telstra's dominance is slowly being challenged with tighter deregulation measures, including the introduction of fines in the event that the company fails to offer high speed Internet rivals the ability to sell similar services and an accounting separation of Telstra's wholesale and retail businesses to ensure greater industry transparency. In September 2002, Australia had 563 ISPs compared to some 718 two years earlier. As ISPs consolidated their positions through mergers and acquisitions, there were significant movements between size and ranges of their operations based on subscriber figures. Such a consolidation within the industry has varied the competitive playing field for smaller ISPs (Australian Bureau of Statistics, March 2003).

With the broadband market growing, the data market will see rivals to Telstra, Optus, AAPT and Primus taking up over 50% of the market made up of ISPs, Data Services Providers and Broadband Providers as they consolidate their positions (Australian Telecommunications Report 2002-2003). According to data released by the Organization for Economic and Co-operations Development ("OECD") in January 2003, Australia has slipped from the 15th to the 18th place for broadband penetration rankings amongst OECD countries, despite the increase in its overall broadband subscriber base.

India
The number of licensed operators in India remains relatively unchanged in 2002 with approximately 140 ISPs offering services covering 300 cities and towns. Concerted efforts by the government to raise teledensity in India has seen communication infrastructure extended to more parts of the country. This has enabled the population to gain greater access to basic telecommunications services as well as Internet access.

VSNL was privatized by the government in February 2002, through a 25% sale of its stake to the Tata Group while still retaining 26.13% of its interests. This was the first move by the government to transfer control of a state owned telecom operator to the private sector (ITU, November 2002). At the same time, the proposed merger of state-run telecom operators Bharat Sanchar Nigam Limited ("BSNL") and MTNL is also under review (Business Standard, 31 January 2003).

In April 2002, the regulator opened the IP Telephony market allowing ISPs to offer long distance voice services. The proposed privatization of state-owned telecom companies and the relaxation of restrictions on foreign direct investments in telecom companies from 49% to 74% is likely to benefit the industry with increased investment from private operators in the telecommunications sector to level the playing field with incumbent players.

Thailand
In 2002, Shin Satellite's CS Communications and Loxley Information Service's Point Asia Dot Com, merged due to rising costs, retail price competition and slow growth in subscriber bases (Business Day, 4 June 2002). Initiatives to privatize State-owned telecom companies are in progress, where a merger between TOT and Communications Authority of Thailand ("CAT") is being considered. Concurrently, the issue relating to concessionary holdings of both companies in other telco and Internet businesses will need to be resolved. These developments are likely to open the market further, create new opportunities for foreign operators and pave the way for further mergers and consolidations.

23
Besides TOT and Telecom Asia ("TA"), high-speed Internet services have been introduced by United Information Highway ("UIH"), UBT, Shin Satellite and Samart Telecoms using a variety of technologies. As telecom infrastructure and Internet usage are highly concentrated in Bangkok, a nationwide fibre optic network is needed to provide coverage in urban and rural areas on a common platform to boost growth in Internet penetration throughout the country. TOT is in the process of rolling out the fibre optic network, targeted for completion by mid 2003.

Malaysia
In 2002, the Malaysian Communications and Multimedia Commission officially introduced a regime of quality of service ("Qos") measurements for the country's fixed, mobile and Internet service providers. With this regime in place, operators may be fined if they fail to meet service quality benchmarks set by the regulator. The Qos help to promote fairer competition and provide independent players with greater security in dealings with incumbent operators (Telecom Asia, January 2003).

Currently the three major broadband players are TMNet, Time dotcom and Jaring. However, broadband is still not available nationwide and services are concentrated in the Klang Valley, urban areas of the central Selangor state and selected business and residential buildings in areas like Mont Kiara. Wireless Broadband services have also emerged from TMNet, Time dotcom and Maxis at selected hotspots, predominantly in the capital city of Kuala Lumpur. (CMPNet Asia, March 2003).

24

ITEM 4C.  ORGANIZATIONAL STRUCTURE

The following chart illustrates key elements of the corporate structure of the Group (excluding certain intermediate and wholly-owned subsidiaries) as of April 30, 2003:

[1] Pacfusion.com (Hong Kong) Limited (De-registered on December 13, 2002)
[2] Pacfusion.com (Australia) Pty Limited
[3] Pacfusion (Malaysia) Sdn. Bhd. (In Members' Voluntary Liquidation)
[4] Pacfusion.com (Thailand) Limited
[5] Pacfusion.com (India) Private Limited
(i) Incorporated in Singapore
(ii) Incorporated in Hong Kong
(iii) Incorporated in Australia
(iv) Incorporated in Philippines
(v) Incorporated in Bermuda
(vi) Incorporated in Thailand
(vii) Incorporated in India
(viii) Incorporated in Delaware
(ix) Incorporated in Malaysia
Temasek Holdings (Private) Limited (i)
("Temasek")
NASDAQ shareholders
100%
51.5%
SembCorp Industries Ltd (i)
("SembCorp Industries")
100%
Media Corporation of Singapore Pte Ltd (i)
("MediaCorp")
Sembawang Corporation Ltd (i)
("SembCorp")
100%
Sembawang Holdings (Pte) Ltd (i)
100%
91.3%
45.0%
SIM Ventures Pte Ltd (i)
("SIM Ventures")
SembCorp Ventures Pte Ltd (i)
("SembVentures")
8.8%
41.3%
13.8%
PACIFIC INTERNET LIMITED (i)
("the Company")
100%
Pacific Internet Corporation Pte Ltd (i)
100%
Pacific Supernet Limited (ii)
100%
Pacific Internet (Hong Kong) Limited (ii)
100%
Pacific Internet (Australia) Pty. Limited (iii)
100%
Pacfusion.com, Inc. (viii)
92.1%
Pacfusion Limited (v)
49%
Pacific Digiway Limited (vi)
49%
100%
Pacific Internet (Malaysia) Sdn. Bhd. (ix)
40.0%
PW Holding Corporation (iv)
31.1%
49.0%
Pacific Internet India Private Limited (vii)
100%
Hunterlink Pty Limited (iii)
100%
Pacfusion Group Holdings Pte Ltd (i)
51%
41%
Pacific Internet (Thailand) Limited (vi)
67.3%
World Net & Services Company Limited (vi)
56.7%
Primeworld Digital Systems, Inc. (iv)
100%
Zip World Pty Ltd (iii)
100%
TravelFusion.com Limited (v)
100%
PF.HK[1] (ii)
100%
PF.AU[2] (iii)
92.5%
Safe2Travel Pte Ltd (i)
99.9%
PF.IN[5] (vii)
100%
PF.MY[3] (ix)
49%
PF.TH[4] (vi)

ITEM 4D. PROPERTY, PLANTS AND EQUIPMENT
The Company's three POPs, as well as its corporate headquarters, the Internet Data Centre, Network Operations Centre and customer support centre are located in several facilities in the Singapore Science Park with a total floor area of approximately 4,834 square meters. The Company has entered into several leases with expiry date ranging from 2002 to 2004. The Company also leases space, typically 25 square meters in several retail centers in Singapore to house its Internet retail shops.

Pacific Supernet's corporate headquarters and customer support centre in Hong Kong are located in the Hong Kong International Trade and Exhibition Center ("HKITEC"). The lease on this facility, occupying a total of approximately 1,611 square meters, is expiring on December 31, 2003.

PIPH's corporate headquarters, call centre and Internet Data Centre ("IDC") room in the Philippines are located in one facility in Manila, with a total area of approximately 1,813 square meters. This facility is covered under three separate leases with the latest lease expiring in February 2008. In addition, PIPH also entered into several leases for its POPs and game shops in Cebu, Batangas, Bulacan, Cavite, Laguna, and Metro Manila.

PIA's corporate headquarters in Australia occupies an area of approximately 1,122 square meters at Southbank Boulevard, Melbourne, with the lease expiring in April 2004. PIA also leases one retail outlet in Sydney and branch offices in both Sydney and Newcastle.

PII's corporate headquarters in India is located in Bangalore with a total floor area of approximately 368 square meters. PII also leases a total floor area of 219 square meters for use as office space, POPs and customer service department in Pune and Mumbai.

PITH's office is currently located in Bangkok with a floor area of 1,405 square meters. In addition, PITH also has one POP located at Chonburi.
PIMY's office is located in Menara Maxis, Kuala Lumpur City Centre. It has approximately 150 square feet.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the accompanying audited Consolidated Financial Statements and the Notes thereto contained on Form 20F for the year ended December 31, 2002. The Consolidated Financial Statements for the years ended December 31, 2002, 2001, and 2000 have been prepared in accordance with the U.S. Generally Accepted Accounting Principles.

Overview
The Group currently provides a broad range of Internet access and Internet services to consumers and corporate customers in Singapore, Hong Kong, Australia, the Philippines, India, Thailand and Malaysia. Since its inception, the Group has grown rapidly by:
  making strategic acquisitions of companies or businesses to increase its customer base and revenues;
  expanding its service offerings; and
  providing superior customer service and technical support.

The Consolidated Financial Statements of the Group reflect the consolidated results of operations and financial position of the Company and its subsidiaries. On March 16, 2001, the Group, via a restructuring exercise, established that it met the criteria to consolidate the financial statements of PIPH under SFAS 94. Hence, since March 16, 2001, PIPH has been consolidated with the Group's financial statements. Although the Company has indirect ownership of more than 50% for PITH, it will continue to account for the investments in this entity using the equity method until the criteria set under SFAS 94 to consolidate the financial statements of these investments has been met. The Group also accounts for its 49% ownership interest in PII using the equity method. Its interest in the results of operations of PII, PITH and PIPH (prior to March 16, 2001) are all reflected in the income statement in the line item entitled ''Equity in Profit (Loss) of Unconsolidated Affiliates'' for 2001 and 2002.

In 2002, the Group continued to forge ahead strongly with its broadband and corporate focused strategy. The Group has seen its broadband subscriber numbers increase from 17,006 in year 2001 to 37,100 by the end of 2002. The corporate-focused strategy has resulted in the Group achieving a significant milestone where corporate revenue overtook consumer revenue in 2002. For the year ended December 31, 2002, revenues from the corporate sector contributed to 58% of the total revenues in 2002. The Group's regional reach in Asia-Pacific, coupled with its local touch, is the key differentiating factor and its competitive advantage over local ISPs.
26
The Group closed 2002 with total revenues of S$157.0 million (US$90.5 million) and achieved net profit of S$2.9m (US$1.7 million). This represents an improvement in revenue of 11.3% as compared to last year.

Critical Accounting Policies and Estimates
PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial statements.
Revenue recognition
PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue recognition in Financial Statements ("SAB 101"), as amended and other related guidance. SAB 101 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs
Access to Internet for customers outside of our base of owned POPs is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with telecom companies and the frequency of disputes.

Bad debt
PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets
Intangible assets consist primarily of acquired customer lists and customer contracts. Acquired customer lists represents capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from four to five years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes
PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

27

Legal contingencies
Pacific Internet is involved in material legal proceedings as disclosed in "Item 8A. Consolidated Statements and Other Financial Information - Other Information". PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling PacNet's defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

ITEM 5A. RESULTS OF OPERATIONS
2002 Compared to 2001
Net Revenues
The Group ended 2002 with total net revenues of S$157.0 million (US$90.5 million), up 11.3% from the prior year. 2002 was a challenging year typified by weak market sentiments and downward price pressures. Broadband continued to be the leading segment in terms of revenue growth while dial-up revenues continued to decline. Generally, this trend is expected to continue in the near future as Internet-savvy users continue to migrate to higher speed broadband services at more affordable prices. Nonetheless, in some countries in which the Group operates, dial-up is still the primary source of Internet access, especially where broadband services are not widely available and/or affordable.

Dial-up Access. Dial-up revenue for the year was S$58.4 million (US$33.7 million), accounting for 37.2% of total revenues, down from 49.3% one year ago. Apart from the migration of users from dial-up to broadband services, downward price pressures also contributed to the reduction in revenue. In Singapore, Hong Kong and Australia, broadband services are widely available and increasingly affordable, resulting in a shift of demand from dial-up to broadband. In the Philippines and Thailand, however, given the economic slow-down, more home users are favoring the lower priced prepaid dial-up services compared to the traditional post paid dial-up services. Going forward, the Group expects declining contribution from the dial-up segment. However, the Group will continue to take initiatives to (i) sustain its current dial-up subscriber base in matured markets such as Singapore and Hong Kong via attractive pricing bundled with value-added services to enhance the value proposition of these services; (ii) grow the prepaid dial-up market in the Philippines, India and Thailand.

Broadband Access. Broadband revenue grew 132.3% to S$41.6 million (US$24.0 million) compared to last year. As of December 31, 2002, the Group had 37,100 broadband subscribers, a growth of 118.2% over the previous year. The strong growth in broadband revenue was principally driven by the increase in broadband subscribers in Singapore, Hong Kong and Australia. For the year ended December 31, 2002, PIA's broadband revenue increased more than seven fold whilst the subscriber base quadrupled to 4,200. For the same period, Pacific Internet in Singapore doubled its revenue to S$18.4 million (US$10.6 million). Despite intense competition in the broadband market, Pacific Supernet, the Group's second largest revenue contributor, was able to record a healthy broadband revenue growth of 57.0% year-on-year. The increase in broadband revenue from the growth in subscriber base was partially offset by a decrease in revenue as a result of a reduction in broadband average revenue per user ('ARPU'). Competition resulted in downward price pressures, which in turn fuelled demand. In Singapore, consumer broadband ARPU per month declined 12.7% year-on-year, from S$63 (US$36) to S$55 (US$32). The decline was due to higher level of discounts and the launch of a new lower-speed (384kbps) Unlimited-Access Plan in October 2002. This new access plan was designed to capture greater market share in the ADSL broadband arena. Corporate broadband ARPU in Singapore also dipped year-on-year, from S$373 (US$215) to S$302 (US$174). Similarly, Pacific Supernet which operates in a much more aggressive broadband market, experienced a 40.1% decline in corporate broadband ARPU year-on-year. In terms of revenue mix, broadband revenue contributed 26.5% of the Group's revenue for the year, a significant increase from its 12.7% contribution one year ago. Pacific Internet expects broadband revenue to be one of its key revenue drivers in the near term as the popularity of high-bandwidth multimedia applications and on-line entertainment continues to grow.

Leased Lines. Leased line revenue for the year was S$25.8 million (US$14.9 million), representing a decline of 6.1% when compared to last year. Revenues declined largely due to erosion of ARPU. As an indication, Pacific Internet's ARPU in Singapore dropped 17.8% from S$2,317 (US$1,335) to S$1,905 (US$1,098).

28
Value-Added Services. The Group currently provides a variety of value-added services to cater to the different needs of today's Internet-savvy customers. Value-added services includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access and data services. Value-added services revenue grew to S$13.0 million (US$7.5 million) this year, representing an increase of 30.2% year-on-year. The increase was largely due to higher roaming revenue.

Commission revenues. Commission revenue relates to travel commission generated by the Group's travel arm - Safe2Travel, which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned a total commission revenue of S$9.0 million (US$5.2 million), representing 5.8% of its gross ticket sales of S$154.9 million (US$89.3 million). Although the commission revenues are recorded net, Safe2Travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payable in the Group's balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales. As of December 31, 2002, Safe2Travel's accounts receivable and accounts payables were S$11.5 million (US$6.6 million) and S$4.1 million (US$2.4 million), respectively. Commission revenue registered an increase of 10.2% when compared to last year due to the higher volume of airline tickets sold.

Other. Other revenues include interconnect revenue for dial-up traffic terminating into Pacific Internet's network in Singapore, e-service revenue, online gaming revenue and system integration revenues. For the year, other revenues rose 14.1% compared to one year ago. This increase was largely due to Pacific Internet's interconnect revenue in Singapore, offset partially by a reduction in e-services revenue.

Cost of Sales and gross profit
The Group's cost of sales consists primarily of telecommunications services for international leased circuits, flat monthly charges for the use of telephone lines to the Group's modem pools, leased line service charges, and installation charges. The Company also pays 1% of its annual audited gross revenues generated by Internet access services in Singapore to the IDA as an annual license fee. Cost of sales also includes licensing fees for software paid to third parties.

When compared to the prior year, cost of sales increased 13.0%, in line with overall revenue growth and the shift in revenue mix from dial-up and leased line business to broadband business. Year-on-year gross margin declined slightly from 59.5% to 58.8%.

Operating Expenses
Staff Costs. Staff costs as a percentage of gross revenue reduced from 31.1% last year to 29.0% this year. The decrease is mainly due to the decrease in deferred compensation costs. It is partially offset by the increase in staff costs in Australia and Hong Kong in order to cope with higher operations in these areas. Furthermore, overall staff productivity has improved as evidenced by the increase in the revenue per employee per quarter from S$0.035 million (US$0.020 million) in the fourth quarter of 2001 to S$0.038 million (US$0.022 million) in the fourth quarter of 2002. The Group has implemented control on total staff strength in order to improve staff productivity. The Group's staff strength as at year-end was 1,056 compared to 1,077 one year ago.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of sales commissions, costs of promotional materials, advertising, cost of customer premise equipment offered to new customers as sales incentives, and third-party sales commissions. Sales and marketing expenses for the year ended December 31, 2002 was S$5.5 million (US$3.2 million), representing a decrease of 11.4% compared to last year. In prior years, the Group had incurred higher advertising expenses in establishing the brand name and launching new products and services such as broadband and Pacfusion services in year 2000.

Other General and Administrative Expenses. Other general and administrative expenses consist mainly of travelling expenses, office expenses and professional and consultancy fees. For the year, these were 11.6% of net revenues, compared to 13% one year ago. This improvement was largely due to effective cost management.

Depreciation and Amortization. Depreciation and amortization expenses decreased 41.6% for the year ended December 31, 2002. The decline was a result of the adoption of SFAS 142 - Accounting for Goodwill and Other Intangibles with effect from January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. The Group has performed the goodwill impairment test and believes that goodwill was not impaired. As such, there was no impairment charge this year. By adopting this new standard, the Group need not account for goodwill amortization, which amounted to S$8.0 million (US$4.6 million) in the prior year.

29

Allowance for Doubtful Accounts Receivable. For the year ended December 31, 2002, allowance for doubtful accounts receivable decreased 39.3% compared to last year. As a percentage of net revenues, it reduced from 3.2% last year to 1.7% this year, as a result of more effective credit management.

Other Income (Expenses)
Other expenses consisted largely of equity in losses of unconsolidated affiliates, net loss in foreign exchange translation and interest expense incurred.
Equity in losses of unconsolidated affiliates comprises mainly losses incurred by the Group's operations in Thailand and India. Compared to 2001, losses from these affiliates reduced by 62.4% mainly due to continuous revenue growth. This trend is expected to continue as these operations mature and grow.

Net loss in foreign exchange was mainly due to exchange differences arising from funding of operations in Hong Kong, Australia and the Philippines using Singapore dollars. These were largely unrealised and the exchange loss recorded this year was a result of the Singapore dollar strengthening against the Hong Kong dollar and the Philippine peso.

Income Taxes
In 2002, in accordance with SFAS 109 - Accounting for Income Taxes, PIPH made a valuation allowance of S$1.3 million (US$0.7 million) on its deferred tax asset. Under the guidelines of SFAS 109, a valuation allowance is required if it is more likely than not, that some or all of the deferred tax assets will not be realized. This valuation allowance, coupled with the Group's higher taxable income, resulted in an increase in taxation for the year.

Net Income
The Group's full-year net income of S$2.9 million (US$1.7 million) is a marked improvement from a loss of S$15.0 million one year ago. Revenue growth, effective cost management and the absence of goodwill amortization were the main contributors to this improvement. Had goodwill not been amortized and acquired workforce been reclassified to goodwill in 2001, 2001 net loss would have been S$6.8 million (US$3.9 million).

2001 Compared to 2000
Net Revenues
For the year ended December 31, 2001, net revenues increased 29.1% to S$141.1 million from S$109.3 million in 2000. In the Singapore Internet access business, where the Group generated 50.5% of its net revenues for the year ended December 31, 2001, net revenues increased 12.5% to S$71.2 million from S$63.3 million for the year ended December 31, 2000. The increase in net revenues generated by its Singapore operations was attributed to growth in broadband and corporate leased lines subscribers. For the same period, net revenues in Hong Kong increased by 39.5% to S$28.8 million from S$20.7 million mainly due to the success of its broadband products. The revenues in Australia stood at S$17.6 million and contributed 12.4% of the Group's net revenues. The Group also recorded revenues of S$13.0 million upon consolidation of PIPH from March 16, 2001.

Dial-up Access. Revenues from dial-up access services provided to consumers and corporate customers, which accounted for 46.8% of the Group's total gross revenues for the year ended December 31, 2001, increased 5.5% to S$66.1 million from S$62.7 million in 2000. The increase in dial-up revenue was mainly due to the consolidation of PIPH with effect from March 16, 2001. Dial-up revenues for mature markets like Singapore, Hong Kong and Australia have declined slightly as compared to last year. This was a result of ongoing competition from higher-speed access service like broadband.

Leased Lines. Leased line services are provided primarily to corporate customers and include a wide variety of Internet access options that are tailored to the customer's requirements. Leased line revenues increased 22.6% to S$30.9 million in 2001 from S$25.2 million in 2000. In Singapore, the leased line revenues increased 8.0% to S$19.6 million. In Australia, leased line revenues grew 116.8% to S$3.7 million this year. As of December 31, 2001, the Group served 2,228 leased line subscribers.

Broadband Access. The Group introduced broadband access services in the 3rd quarter of 2000 and has seen significant growth since then. As at December 31, 2001, the Group served 17,006 broadband customers across over 4 countries - Singapore, Hong Kong, Australia and Thailand. Broadband revenues increased 7 fold to S$17.9 million when compared to 2000, and contributed 12.7% of the Group's total revenues. The Group believes that broadband is an integral part of its growth strategy as multimedia applications become more popular and consumers become more Internet-savvy.

30
Value-Added Services. Revenues from value-added services registered year-on-year growth of 3.9% for the year ended December 31, 2001. The increase in revenues came from global roaming and web hosting.
Commission revenues. Commission revenue relates to travel commission generated by the Group's travel arm - Safe2Travel, which is the second largest corporate travel-ticketing agent in Singapore. Year-on-year, revenue rose 91.1% mainly due to Safe2Travel's acquisition of the businesses of Trident Travels Ltd and Neptune Travel Services (Pte) Ltd ("Trident") in May 2001.

Other. Other revenues for the year ended December 31, 2001, increased by 184.5% when compared to 2000. The increase was mainly from the Group's e-services arm, Pacfusion.
Cost of Sales and gross profit
The Group's cost of sales consists primarily of telecommunications services for international leased circuits, flat monthly charges for the use of telephone lines to the Group's modem pools, leased line service charges and installation charges. The Company also pays 1% of its annual audited gross revenues generated by Internet access services in Singapore to the IDA as an annual license fee. Cost of sales also includes licensing fees for software paid to third parties.

The Group's gross profit margin was 59.5% this year, compared to 66.3% last year, due to downward price revisions in response to competitive pricing and larger proportion of broadband revenue, which has lower margins.

Operating Expenses
Staff Costs. Staff costs were S$43.9 million for the year ended December 31, 2001, which represent an increase of 8.7% when compared to last year. This was mainly due to consolidation of PIPH's staff costs with effect from March 16, 2001. Staff costs as a percentage of gross revenue has decreased from 38.0% in 2000 to 31.1% this year. This was a result of the Group's focus on improving the productivity of its people. Included in staff costs were compensation costs relating to the Group's share option plans. For the year ended December 31, 2001 stock-based compensation costs recognized by the Group in accordance with APB No. 25 Accounting for Stock Issued to Employee and SFAS No. 123 Accounting for Stock Based Compensation were S$1.3 million. Details on the option plans are found in "Item 6E. Share Ownership".

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of sales commissions, costs of promotional materials, advertising, cost of customer premise equipment offered to new customers as sales incentives, and third-party sales commissions. Sales and marketing expenses for the year ended December 31, 2001 declined 42.3% when compared to 2000. As a percentage of gross revenue, sales and marketing expenses decreased from 10.2% to 4.4% of gross revenues for the year ended December 31, 2000 and 2001, respectively. This decline was a result of management's increased focus on the corporate market, and more effective use of the advertising dollar to achieve revenue growth without proportionate increase in sales and marketing expenses.

Other General and Administrative Expenses. Other general and administrative expenses decreased 5.7% when compared to 2000. Other general and administrative expenses consist mainly of travelling expenses, office expenses and professional and consultancy fees. The decrease was a result of the Group's continuous effort at cost management.

Depreciation and Amortization. Depreciation and amortization expenses registered a year-on-year increase of 17.2% for the year ended December 31, 2001. The increase was mainly due to purchases of fixed assets and accelerated depreciation of certain telephony assets to be in line with their useful lives. Included in amortization expenses is the amortization of website development costs. In accordance with the Emerging Issues Task Forces ("EITF") Position on Accounting for Website Development Costs, the Group has capitalized certain website development costs. These costs are amortized over a period of 2 years as the Company expects it will be 2 years before major revamp will occur on these websites.

Impairment of fixed assets. The Group assesses the potential impairment of long-lived assets when events or circumstances indicate the carrying amount of an asset may not be recoverable. In accordance with SFAS 121 - Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Group uses an estimate of future net cash flows of the related asset or asset grouping over the estimated remaining life to evaluate whether the long-lived assets are recoverable. For the year ended December 31, 2001, the Company recorded an impairment loss of certain telephony assets of S$3.3 million due to a change in strategic direction to scale down its telephony business.

31
Allowance for Doubtful Accounts Receivable. Allowance for doubtful accounts receivable registered a year-on-year increase of 107.1% for the ended December 31, 2001, when compared to 2000. The increase was mainly due to the consolidation of PIPH, effective March 16, 2001.

Other Income (Expenses)
For the year ended December 31, 2001, other expenses comprised largely of equity in losses of unconsolidated affiliates, offset by gain on foreign currency. The Group registered a gain in foreign currency of S$1.0 million this year due to appreciation of the regional currencies against the Singapore dollar.

Equity in losses of unconsolidated affiliates was mainly attributed to losses incurred by the Group's start-up operations in India and Thailand. During the year, the Group rationalized its operations in India and Thailand and had successfully reduced their burn rate; equity in losses of unconsolidated affiliates dropped 17.8%, from S$5.6 million last year to S$4.6 million this year.

Income Taxes
The Group recorded an income tax credit of S$0.5 million for the year ended December 31, 2001 mainly due to the recognition of PIPH's deferred tax asset.
Net Loss
As a result of the foregoing, the Group had a net loss of S$15.0 million for the year ended December 31, 2001, compared to a net loss of S$22.4 million for the year ended December 31, 2000.
Foreign Exchange Transactions
The Group presently does not have a hedging policy for foreign exchange transactions. Most of its expenses and revenues are incurred in Singapore dollars, which is its functional currency, primarily and, to a lesser extent, Hong Kong, Australian dollars and the Philippine Pesos. In other markets in which the Group operates, revenues are largely generated in the same currency in which its expenses are incurred. Any depreciation in the currencies of markets in which the Group operates, relative to the Singapore dollar, could have a material adverse effect on the Group. The imposition of exchange control regulations restricting the conversion of such currencies into Singapore dollars could also adversely affect the Group. The Group recognized a net foreign exchange gain of S$0.5 million, S$1.0 million and loss of S$0.7 million (US$0.4 million) for the years ended December 31, 2000, 2001 and 2002, respectively. The loss recorded in 2002 was largely related to the translation of Hong Kong dollars, Australian dollars and the Philippine Pesos into Singapore dollars for the purpose of consolidating results from PSL, PIA and PIPH.

Certain of the Group's international transmission capacity charges are denominated in U.S. dollars, and purchase orders for certain equipment may from time to time be denominated in U.S. dollars. For the year ended December 31, 2002, the Group did not enter into hedging transactions with respect to these foreign currency risks. However, the Group may evaluate the appropriateness and effectiveness of hedging such risks in the future.

Potential Fluctuations in Quarterly Results
The Group's future success depends on a number of factors, including rates of new subscriber acquisition, subscriber retention, capital expenditures and other costs relating to the expansion of operations, the timing of new product and service announcements, changes in the Group's pricing policies and those of its competitors, market acceptance of new and enhanced versions of the Group's products and services, changes in the level of Internet usage, changes in operating expenses, changes in the Group's strategy, personnel changes, the introduction of alternative technologies, the effect of potential acquisitions, increased competition in the Group's markets (including as a result of the recent liberalization of the Singapore ISP market), changes in foreign currency exchange rates, general economic factors and specific economic conditions in Internet and related industries.

The Group's operating results, cash flows and liquidity may fluctuate significantly in the future. The Group's revenues depend on its ability to attract and retain subscribers who purchase Internet access on a month-to-month basis. The Group's dial-up subscribers have the option of discontinuing their subscriptions for any reason effective at the end of any given month. The Group's leased line subscribers have the option of discontinuing their subscriptions for any reason effective upon 30 days' advance written notice. The Group's expense levels are based, in part, on its expectations as to future revenues. To the extent revenues are below expectations, the Group may be unable or unwilling to reduce expenses proportionately, and operating results, cash flows and liquidity would likely be adversely affected. Due to all of the foregoing factors, it is likely that in some future quarters the Group's operating results or growth rate will be below the expectations of public market analysts and investors. In such event, the price of the shares will likely be materially adversely affected.

32
Government Regulations
In many Asian countries, providers of Internet access and Internet services are subject to regulation as providers of telecommunications services. In addition, since many Asian countries continue to regulate or censor the contents of various media, providers of Internet access and Internet content may face restrictions on their ability to make certain content available to their customers. The Group currently faces regulation of this kind in Singapore.

In addition, since the Internet remains a fairly new and rapidly developing phenomenon, it is likely that additional laws and regulations may be adopted in countries where the Group has or will have ISP operations with respect to the Internet, covering issues such as content, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. The Group cannot predict the impact, if any, that any future regulatory changes or development may have on its business, financial condition and results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition, could adversely affect the Group's business, financial condition and results of operations.

Singapore
Infocommunications Development Authority of Singapore ("IDA"). The Group's Singapore ISP business is regulated by the IDA. Before April 1, 2000, Pacific Internet operated under an Internet Access Service Provider Licence dated September 5, 1995 (the ''IASP License''), which was to expire in September 2000.

On April 1, 2000, Pacific Internet was awarded a Facilities-Based Operator ("FBO") Licence by the IDA, which supersedes the IASP License previously held by Pacific Internet. With the FBO Licence, the Company is licensed to provide not only narrow-band and broadband Internet access services to both individual and corporate customers in Singapore, it may also offer other telecommunication services including international simple resale ("ISR") services, Internet exchange services, wholesale of Internet bandwidth and wireless Internet connectivity services.

The FBO Licence is valid for a period of 15 years from April 1, 2000. An annual license fee of 1% of the Company's annual audited gross turnover based on the provision of services during the Company's financial year, subject to a minimum of S$0.1 million, is payable. The FBO Licence is non-transferable except with the IDA's prior approval. Other conditions imposed on the Company under the terms of the FBO License include the obligation to observe price control arrangements imposed by the IDA, to provide interconnection of the Company's network with the networks of any other requesting IDA-approved licensees, and comply with the provisions under the Code of Practice for Competition in the Provision of Telecommunication Services (the "Code"), which was issued by the IDA and effective September 29, 2000.

The Code is intended to promote the efficiency and international competitiveness of the infocomms industry in Singapore, promote and maintain fair and efficient market conduct and effective competition between players in the telecomms industry in Singapore and encourage, facilitate and promote industry self-regulation. The provisions under the Code obligate the Company to, inter alia, observe any quality of service standards imposed by the IDA, publish information relating to the services provided by the Company including the pricing and terms and conditions, and ensure the confidentiality of all subscriber information. Under the Code, the Company is also required to seek IDA's approval prior to implementing any change in ownership, shareholding or management of the Company.

The FBO Licence may be modified or amended by the IDA at its sole discretion. The IDA may also, under certain circumstances, suspend or cancel the FBO License in whole or in part, or impose a fine of an amount determined at its sole discretion.

In relation to the provision of Internet access services, IDA's quality of service standards require that the Company must attain the minimum targets of 99.5% network availability for dial-up access and 99% network availability for broadband access (measured in terms of hours of operation), 95% dial-up service accessibility (i.e., Internet connection success rate) and 99% leased line service accessibility, and achieve a maximum service activation time (from the date of receipt of application) of three working days for dial-up access, five working days for broadband access and seven working days for leased line access. In addition, the IDA has set maximum targets of 85 milliseconds and 300 milliseconds for local and international broadband network latency (for round trip) respectively and 90% for broadband bandwidth utilization. The Group's operations in Singapore have complied with, and the Group believes its operations will continue to meet or exceed, the IDA Quality of Service Standards.
33

As a precondition to the award of the FBO Licence, the Company was required to commit to IDA a total of S$43 million worth of capital investment over a three-year period. In order to secure the Company's due performance of this obligation, the Company was also required to post performance bonds in total value of S$2.15 million in favour of IDA over the three-year period. The Company has discharged its obligations for the milestones committed for years 2000 and 2001 that are worth S$1.05 million in performance bond value. In view of changes in technology and customer demand since 2000, the Company had proposed to IDA to change the amount and nature of the capital investments planned for 2002 and 2003 and to extend the fulfillment period in respect of the capital investments by two years. In April 2003, the IDA approved a revised capital commitment of a total of S$2.2 million (US$1.3 million) for the period 2003 to 2005. The revised performance bond for the period 2003 to 2005 is S$0.11 million (US$0.06 million). The Company has fulfilled the revised capital commitment of S$0.54 million (US$0.31 million) for 2002 and IDA has discharged the performance bond for 2002. The performance bond of S$0.59 million (US$0.34 million) for the milestones to be completed by end 2003 which the Company submitted to the IDA on January 13, 2003 will also be replaced by a lower performance bond of S$0.07 million (US$0.04 million) in June 2003.

Media Development Authority of Singapore. Internet service regulation falls under the purview of the Media Development Authority of Singapore (the ''MDA''), which is a successor organisation to the Singapore Broadcasting Authority, the previous regulator. Pacific Internet and its Singapore ISP competitors are automatically licensed under the MDA's Class Licence Scheme and are required to register with the MDA within 14 days from the commencement of their services as ISPs and pay a license fee of S$1,000 per year. Under the MDA's licensing framework, ISPs are required to block out objectionable sites (which are primarily pornographic sites) as directed by the MDA. ISPs must also use their best efforts to ensure that their services (i) comply with the Codes of Practice that the MDA may issue from time to time (including the Internet Code of Practice); and (ii) are not used for any purpose that is against the public interest, public order or national harmony or that offends good taste or decency.

Internet content providers (''ICPs'') in Singapore who provide information on the World Wide Web (including Pacific Internet and other ISPs, web publishers and web server administrators) are also regulated by the MDA and ISPs are required to use their best efforts to ensure that their websites and programs conform to the MDA's Codes of Practice.

The Group has enhanced an Internet web-caching system, which it believes effectively blocks websites that the MDA has designated as objectionable. In addition, Pacific Internet has sought and intends to continue to seek from time to time the MDA's approval of certain of its Internet content to ensure compliance with the MDA's guidelines.

Hong Kong

Office of Telecommunications Authority. The Group's Hong Kong ISP, Pacific Supernet, is subject to regulation by the Office of the Telecommunications Authority (''OFTA''). OFTA assists Hong Kong's Telecommunications Authority in (i) administering and enforcing the provisions of the Telecommunication Ordinance and the Telephone Ordinance, (ii) regulating and licensing telecommunications services and (iii) ensuring the effective operation and successful development of Hong Kong's telecommunications industry. Under regulations promulgated under the Telecommunication Ordinance, Internet access services are ''public non-exclusive telecommunication services,'' and the provision of such services requires an annual Internet Access Service Provider Public Non-Exclusive Telecommunications Service License (an ''ISP PNET License''). The Group believes that OFTA does not limit the number of ISP PNET Licenses issued, or otherwise regulate the number of ISPs in Hong Kong. Pacific Supernet holds one of over 150 ISP PNET Licenses issued by OFTA as of November 30, 1999. Pacific Supernet's current ISP PNET License requires an annual fee of HK$750 and requires Pacific Supernet to submit information to OFTA from time to time upon its request, is not transferable without the prior written consent of OFTA, and is renewable annually. OFTA will likely grant additional ISP PNET Licenses in the future, which could increase ISP competition in Hong Kong.

Pacific Supernet's ISP PNET License does not cover international telephone services or external circuits for voice or voice programme transmission services, which Hong Kong Telecom International Limited had the exclusive right to provide until December 31, 1998. Competition in international telephone services was introduced on January 1, 1999, when OFTA commenced issuance of non-exclusive international simple resale-of-voice (''voice ISR'') licenses. The Company has applied for and obtained an External Telecommunications Services ("ETS") License in April 29, 1999 that allows the Company to provide Internet telephony services. Pacific Supernet's ETS License #518 requires an annual fee of HK$750 and requires Pacific Supernet to submit information to OFTA from time to time upon its request, is not transferable without the prior written consent of OFTA, and is renewable annually. Pacific Supernet has cancelled its ETS License on May 1, 2001.

Although the PRC government regulates the Internet content of ISPs and ICPs in China, ISPs and ICPs in Hong Kong are not currently subject to such regulations.
The Philippines
The Group's ISP in the Philippines is subject to Republic Act No. 7925, ''An Act to Promote and Govern the Development of Philippines' Telecommunications and the Delivery of Public Telecommunications Services'' (the ''Philippines Telecommunications Act'' or the ''PTA''). ISPs are considered value added service providers under the PTA, and as such are required to register with the National Telecommunications Commission (the ''NTC''). The Group's ISP in the Philippines has registered with the NTC and will be required to renew such registration prior to January 2007, when its current registration expires. Under present policies, the NTC does not restrict or otherwise limit the number of registrations it issues.

34
The Philippine Constitution prohibits telecommunications entities, including ISPs, from having more than 40% of their share capital owned by persons who are not citizens of the Philippines and from appointing any executive managing officer that is not a citizen of the Philippines. Accordingly, there are restrictions against the Group acquiring a majority stake in or actively managing its or any other ISP in the Philippines.

The Group's operations in the Philippines are not subject to legal requirements, regulations or restrictions insofar as concerns the content provided through its Internet services.
On January 5, 2001, the President of the Philippines signed Republic Act No. 8992 entitled "An Act Granting the Primeworld Digital Systems, Inc. A Franchise to Construct, Install, Establish, Operate and Maintain Telecommunications Systems throughout the Philippines" which is the telecommunications franchise granted to the Philippine ISP. The said franchise included authority to engage in, inter alia, "mobile, cellular and wired or wireless, fiber optics, multi-channel distribution systems, local multipoint distribution system, satellite transmit and receive systems and other telecommunications systems and their value-added services such as, but not limited to, transmission of voice, data facsimile, control signals, audio and video, information service bureau and all other telecommunications systems technologies as are presently available or will be available through technical advances and innovations in the future". The franchise has a term of 25 years from date of effect of the said law unless earlier revoked by Congress.

Australia
ISPs are subject to a range of statutory obligations in respect of service provision, facilities, contents of communication carried and security of communications.
Telecommunications Act: Although the Telecommunications Act 1997 (Cth) (the "Act") does not refer specifically to ISPs, they fall into the category of "carriage service providers" because they supply to the public a listed carriage service (a carriage service between two points, one of which is in Australia) using a carrier's network. To the extent that an ISP also uses a listed carriage service to supply content to the public (such as interactive games, video-on-demand or on-line information services), it can also be classified as a "content service provider".

ISPs that provide content as well as carriage are likely to be regarded as both carriage service and content service providers under the Act. Consequently all ISPs have a general obligation to comply with the provisions of the Act and with applicable industry standards and codes. Carriage service providers must comply with the National Security Obligation under Parts 13, 14, 15 and 16 of the Act, Interception Obligations under Section 324 of the Act and any applicable international conventions or codes of conduct.

Carriage service providers are also required to comply with the Telecommunications (Consumer Protection and Service Standards) Act 1999 ("TCPSS Act"). Under the TCPSS Act, an ISP must register with the Telecommunications Industry Ombudsman Scheme.

Security of Communications: Part 13 of the Act makes it an offence for an ISP and its employees to utilize or disclose information obtained in the conduct of its business relating to contents or substance of a communication carried by the ISP; or carriage services supplied, or intended to be supplied by the ISP; or the affairs of personal particulars of another person.

Exceptions are to be made in respect of disclosures required by law including information necessary for the enforcement of criminal law, protection of public revenue or to ASIO for the performance of its function.

Interception. ISPs are required to do their best to prevent their network and facilities being used in the commission of offences against the laws of the Commonwealth, States and Territories. Under the Telecommunications (Interception) Act 1979 (Cth), ISPs are obliged to ensure that their network facility is able to intercept a communication passing over it in accordance with the warrant issued under the Act (Section 324). The ISP must also provide access to the traffic-related data generated to process the traffic. Traffic related data includes signalling information contained within the IP datagrams and calling line identifier of the telephone service used by the interception subject to connect to the ISP (ISPs are only required to provide plain text version of encrypted information where the ISP has itself encrypted information).

Content. The Broadcasting Services Amendment (Online Services) Act 1999 (Cth) (the "BSA") introduced a regulatory framework for online content that is unsuitable for children or likely to cause offence to a reasonable adult.

35
The scheme applies only to Internet content hosted in Australia, and Internet carriage services supplied to end-users in Australia. However, the definition of "Internet content" expressly excludes ordinary electronic mail.

The BSA obliges ISPs to take reasonable steps to restrict access to illegal and highly offensive material hosted overseas and to comply with a range of "online provider rules" including compliance with certain industry codes and standards. Contravention of an online provider rule is an offence. The relevant codes include the Internet Industry Association Content Code 1 (ISP Obligations in Relation to Internet Access Generally), Content Code 2 (ISP Obligations in relation to Access to Content Hosted Outside Australia) and Content Code 3 (ISP Obligations in relation to Hosting Content Within Australia), all of which came into effect on 9 May 2002.

ISPs must also take down or block access to illegal or highly offensive material if directed by the Australian Broadcasting Authority (the "ABA"). Any person who believes that an ISP is providing access to prohibited content may make a complaint to the ABA. The ABA also has powers to investigate possible breaches of the BSA in respect of anything that occurred after January 1, 2000.

Although ephemeral content (i.e. e-mails) is exempt from provisions of the BSA, penalties may be incurred under section 85ZE of Crimes Act 1914 (Cth) for knowingly or recklessly using a carriage service in a manner which would cause an offence to a reasonable adult.

In March 2003 the Government announced that it is reviewing its online content regulation regime largely in response to a report by the Australia Institute that shows that Internet pornography is easily accessible to children.

Copyright. At present, an ISP's obligations to protect copyright owned by users of their networks are not clear. The Copyright Amendment (Digital Agenda) Act 2000 (which came into effect on 4 March 2001) introduced a range of amendments designed to clarify liability for authorization of copyright infringement. These include section 36(1A) which provides a non-exclusive list of matters that a court will take into account to determine whether a person is liable for authorizing another person to infringe copyright. The relevant factors are (a) the extent, if any, of the person's power to prevent the doing of the act concerned; (b) the nature of any relationship between the alleged authorizing party and the person that does the act; and (c) whether the alleged authorizing party took any reasonable steps to prevent or avoid the doing of the act including complying with any relevant industry codes of practice.

Section 29(6) provides that a communication other than a broadcast is taken to have been made by the person responsible for determining the content of that communication. Section 39B also provides the so-called "facilities exception"; that is, persons (including carriage service providers) who provide facilities for the making of communications are not taken to have authorized copyright infringement merely because another person has used the facilities to engage in copyright infringement. The Digital Agenda amendments further provide that any temporary copies of a work that are made as part of the technical process of accessing such a work on the Internet will not constitute an infringement of copyright.

Similar provisions exclude carriers and carriage service providers from liability for authorizing infringement of moral rights (section 195AVB).
Despite the amendments, it is not clear whether the exemptions will be available to ISPs that have notice of copyright infringement but fail to take reasonable steps to prevent that infringement. For example, it appears likely that an ISP that monitors users and retains the ability to penalize breaches of copyright may be considered to have "authorized" copyright infringement which it knows of but has not taken steps to remove.

Industry Standards and Codes: Carriage service providers, service providers and others are subject to the regulatory regime administered by the Australian Communications Authority (the "ACA"). Some of the matters that may be dealt with by industry code or industry standard include customer complaints, handling of personal information and accuracy of billing. Compliance with an industry code is voluntary, but compliance with an industry standard is mandatory for an industry standard that applies to participants in a particular section of the telecommunications industry. However, once an industry code is registered, the ACA can direct any participant in a section of the telecommunications industry which is breaching the code to comply with it, whether they are a voluntary code signatory or not. As of March 2003, the ACA has registered 17 industry codes and no industry standards.

Privacy: The Privacy Act 1988 (Cth) provides that from 21 December 2001, all private sector businesses (with some exceptions like enterprises with an annual turnover of less than A$3 million and political parties) are required to comply with ten legislated privacy principles, or a code of conduct which imposes obligations which are overall at least equivalent to those in the principles. The requirements include obligations to, for example:
  ensure that the people from whom information is collected have a reasonable likelihood of knowing the purpose for which the information is sought, the identity of the organization and how to contact it, the fact that the data subject can gain access to the information, the types of organizations which the information is usually disclosed to, any law that requires that the information be collected and the consequences for the data subject if the information is not provided;
  collect only personal information that is necessary for an organization's functions and to do so only by lawful and fair means;
  only use information for direct marketing without prior consent if a prominent and free opportunity to opt out of further communications is provided with each communication;
  take reasonable steps to make sure that the information it collects, uses and discloses is accurate, complete and up-to-date and that it is protected from misuse, loss, and unauthorized access, modification and disclosure; and
  publish clearly expressed policies on its management of personal information.

36
Trade Practices Act: The Trade Practices Act 1974 (Cth) (the "TPA") is a comprehensive legislative framework covering consumer protection, restrictive trade practices and access to essential services such as telecommunications. The Australian Competition and Consumer Commission (the "ACCC") is a government organization responsible for administering and enforcing the provisions of the TPA.

In general, Part XIB of the TPA confers powers on the ACCC to prevent anti-competitive conduct in telecommunications markets. For example, Part XIB provides that a carriage service provider with a substantial degree of market power in a telecommunications market must not take advantage of that power (together with other conduct) with the effect, or likely effect, of substantially lessening competition in that or any other telecommunications market.

ISPs are also subject to the consumer protection provisions of the TPA which apply to dealings with customers and the public. Relevant provisions include those dealing with liability for misleading or deceptive conduct and other unfair practices; non-excludable conditions and warranties applicable to contracts with consumers; and price exploitation. With limited exceptions, any term of a contract that purports to exclude, restrict or modify the application of the consumer protection provisions of the TPA is void.

India
PII's ISP license is governed by the provisions of the Indian Telegraph Act 1885, Indian Wireless Telegraphy Act 1933, and TRAI Act 1997 as modified from time to time.
PII has been granted a license by the Ministry of Communications and Information Technology, Department of Telecommunications ("DOT") to establish, maintain and operate on a non-exclusive basis Internet and Internet telephony services in the territory of India (the "License Agreement"). Internet Telephony as defined in PII's ISP license is a service to process and carry voice signals offered through public Internet by the use of personal computers ("PC") or IP based customer premises equipment connecting either of the following: (i) PC to PC (within or outside India); (ii) PC in India to telephone outside India; or (iii) IP based H.323/SIP terminals connected directly to ISP nodes to similar terminals (within or outside India).

A license fee has to be paid by PII for the full duration for which the license is granted. The telecommunications authorities have waived the license fee for a period up to October 31, 2003. A nominal license fee of One Indian Rupee per annum will become payable from November 1, 2003. PII cannot, without prior written consent of DOT to either directly or indirectly, assign or transfer its rights to another party either in whole or in part. Any violation of the terms of the license shall be construed as a breach of the License Agreement and the license shall be liable for termination.

In the interest of national security, PII is required to block Internet sites and/or individual subscribers, as identified and directed by the telecommunications authorities.
Direct interconnectivity between two separately licensed ISPs is permitted. However, interconnectivity is not permitted between ISPs who are permitted to offer Internet Telephony services and the ISPs who are not permitted to offer Internet Telephony services. Authorized public/government organizations will be allowed to provide Internet gateway access including international leased circuits directly without going through VSNL gateways. Private ISPs are allowed to provide such gateways after obtaining security clearances for which the interface of private ISPs shall only be with the telecommunications authorities.

PII may obtain the transmission link on lease from DOT, licensed basic service operators, railways, state electricity boards, National Power Grid Corporation or any other operator specially authorized to lease such lines to the ISPs. PII may also establish its own transmission links within its service area for carrying traffic originated and terminated by its subscribers, provided that such capacities are not available from any other authorized agencies and subject to permission of the telecommunications authorities.

37
The Indian laws do not limit or regulate the number of ISPs in India. PII's license is valid for an initial term of 15 years unless terminated earlier in accordance with the terms thereunder. If requested by PII, extension may be granted by the DOT at suitable terms for a period of five years or more at a time.

Thailand
Telecommunications Related Legislation
Operation. Legislation relating to telecommunications in Thailand is contained in a number of Acts but essentially reserves the following services for either the Telephone Organization of Thailand ("TOT") or the Communications Authority of Thailand ("CAT"):

1)	the establishment, operation and maintenance of telegraph and telephone offices within Thailand; and
2)	the reception, storage and delivery of messages and everything else concerning telegraph and telephone services in accordance with rules and regulations prescribed by the Minister of Transport and Communications.

Internet services require a concession issued by either CAT or TOT or to be carried out in joint venture with TOT or CAT.
Foreign Ownership Restriction
The internal policy of the Ministry of Transport and Communications previously specified that the foreign ownership limit in any licensed telecommunication company was 40 per cent of the total issued shares. Any joint venture contracts entered into by private sector and state enterprises (in the case of Internet Services, CAT) were practically drafted to specify foreign shareholding limits as imposed by that policy. As a result of the economic crisis in Thailand in 1997 and 1998, the Policy and Planning Bureau of the Ministry of Transport and Communications issued the Memorandum of the Office of the Policy and Planning Bureau of the Ministry of Transport and Communications No. 0208.1 dated February 2, 1998 to relax foreign shareholding limits in licensed telecommunication companies. The limit on foreign investment was changed from 40 per cent to 49 per cent of the total issued shares.

Licenses and Approval
Operation. The main license, which the Group's operational Thai ISP, WorldNet & Services Company Limited, ("WNS"), is required to hold in order to operate its business, is the license from CAT. By execution of an Internet Service Agreement with CAT, it is deemed that WNS is licensed by CAT to operate Internet services in Thailand. The license, which is valid for ten years, will expire on October 30, 2006.

Malaysia

The Group's Malaysian ISP business is regulated by the Malaysian Communications and Multimedia Commission ("CMC"), a body corporate established pursuant to the Malaysian Communications and Multimedia Commission Act 1998 as the regulator for the converging communications and multimedia industry in Malaysia.

The licensing regime under the Communications and Multimedia Act 1998 ("CMA") is formulated to be both technology and service neutral. There are two types of licences which can be issued under the CMA, namely individual and class licences.

Pacific Internet (Malaysia) Sdn Bhd ("PIMY"), the Group's ISP in Malaysia, has been registered as an Applications Service Provider Class Licensee (pursuant to its "ASP Class Licence") since December 13, 2001. Class licensing is a new model of regulation which aims to minimize regulatory barrier to market entry, and under PIMY's ASP Class Licence, it is allowed to provide Internet access services.

In order to obtain class licences, applicants are required to register with the CMC in accordance with the Communications and Multimedia (Licensing) Regulations 2000 and Communications and Multimedia (Licensing) (Amendment) Regulations 2001 promulgated under the CMA. The registration of PIMY's ASP Class Licence is entered into registers maintained by the CMC. As the registration of an ASP Class Licence is only valid for one year, PIMY must submit fresh registrations annually together with an annual registration fee of RM2,500.

Presently, the provision of PSTN telephony and IP telephony services are not permitted under an ASP Class Licence.

38

Liability of Internet Applications Service Providers for content: While in jurisdictions, such as the United States of America and the United Kingdom, the laws governing liability for content, eg. content which infringes copyright or is defamatory, have been amended to accord innocent carriers a defence provided that they took action to limit dissemination of such content, similar provisions are not yet available in Malaysia.

However, the CMA has introduced self-regulation within the industry whereby the CMC may appoint industry forums to prepare various industry codes. Compliance with these codes is voluntary (other than the consumer codes which must be complied with as a condition of the licence granted by the CMC). In order to encourage compliance, the CMA affords a defence against any prosecution, action or proceeding of any nature, whether in a court or otherwise, which is taken against a person (who is subject to the voluntary industry code) regarding a matter dealt with in that code. The Content Forum has prepared a draft Content Code which, among others, regulates the provision of content by classifying it into categories based on suitability by age group and prohibiting content which is indecent, offensive, false, menacing or obscene.

Where the carrier caches commonly accessed websites to make Internet surfing more efficient, this may result in a reproduction of copyrighted materials. Under the Copyright Act 1987, such reproduction without consent will amount to copyright infringement which the carrier may be liable for. However, the Content Code (if the draft is ultimately registered in its present form) accords the carrier with a defence provided that (i) the content was made available online by a third party; (ii) the content was transmitted through the system or network to the user; and (iii) the reproduction and storage was part of an automatic technical process to make such content available to users.

The Content Code has been submitted to the CMC circa November 2002. Once the CMC is satisfied that the code is consistent with the objects of the CMA, the CMC will register the same. Upon registration, the Content Code will become effective and PIMY will be able to comply with it and benefit from the defence available. At this time, the Content Code has not yet been registered with the CMC.

The Malaysian government has also taken action against those spreading rumors about communal riots and political instability via the Internet, eg. through e-mails. The spreading of false information via the Internet may result in the culprits being charged under several laws such as the Internal Security Act 1960 and the Sedition Act 1948. While PIMY may not have knowingly disseminated such information, it may be still be liable as the conduit used for this purpose.

In view of the above, PIMY will remain liable for the content communicated through or stored in its systems until such time when the relevant laws have been revised to accord an innocent carrier with protection or a defence against claims arising from such content.

Liability of Internet Applications Service Providers to consumers: Similar to the Content Forum, the Consumer Forum has, for the time being, prepared two consumer codes, namely the General Consumer Code and the Internet Access Service Provider Consumer Code ("IASP Code"). Presently, neither of these codes has been registered by the CMC. Once they have, PIMY is required to comply with them. The IASP Code (if the draft is ultimately registered in its present form) is of particular importance to PIMY as it relates to the provision of its Internet access services, eg. by ensuring that services meet specific standards and that security measures are implemented to safeguard the carrier's network.

PIMY would also need to comply with the Consumer Protection Act 1999 if the scope of its services include services which are meant for personal, domestic or household consumption. The said Act imposes several implied guarantees on PIMY's provision of such services including its use of reasonable care and skill, and fitness for a particular purpose.

Exchange control regulations: Malaysia has imposed specific foreign exchange controls which regulate, among others, dealings and transactions involving Malaysian currency, ie. Ringgit Malaysia, foreign currencies, gold and Malaysian securities between residents and non-residents. These exchange controls are enacted in the Exchange Control Act 1953, and supplemented by the Exchange Control Notices issued by the Central Bank of Malaysia. As a general rule, the exchange control regulations prescribe that any payments made to or received from a non-resident by a resident, whether in Ringgit Malaysia or foreign currency, would require the prior permission of the Controller of Foreign Exchange ("Controller").

Notwithstanding the general rule, Exchange Control Notice 4 states that the Controller grants his general permission to such payments which do not exceed the value of RM50,000 (with effect from April 1, 2003, the threshold before this date was RM10,000) and are for any purpose other than the import of goods. Where the payment is in a foreign currency of over RM50,000 in value, the general consent of the Controller still applies subject to the resident completing and submitting the requisite administrative documentation. The issuance of dividends by PIMY for its shares which are held by non-residents, eg. the Company, would be classified as payments and as such, the provisions of Exchange Control Notice 4 would apply.

39
Payments made for investments abroad or under a guarantee made for non-trade purposes are also subject to the administrative documentation, however the permitted threshold is RM10,000. Where these payments exceed RM10,000 or its equivalent value, the prior approval of the Controller is required.

These exchange control requirements are not industry-specific and being a company incorporated in Malaysia, PIMY will need to comply with these requirements in its dealings with the rest of the Group abroad or any other non-residents. Failure to do so may render PIMY liable for an offence under the Exchange Control Act 1953 which, if found guilty, may result in the payment in question being forfeited or PIMY having to pay a fine of up to three times its value.

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity

Since its inception in 1995, the Group has required substantial capital resources to finance the acquisition of its fixed assets and to fund its working capital. The Group has obtained such funding primarily through sales of equity securities, borrowings from affiliates, bank borrowings and capital leases of equipment.

The following table summarizes the Group's statements of cash flows for the periods presented:

	Year ended December 31,
	2000	2001	2002	2002
Net (loss) income	S$(22.4)	S$(15.0)	S$2.9	US$1.7
Net (increase) decrease in working capital	(8.1)	(8.0)	2.8	1.6
Other adjustments for non-cash items	25.7	32.0	16.9	9.7

Net cash (used in) provided by operating activities	(4.8)	9.0	22.6	13.0
Net cash (used in) provided by investing activities	(34.0)	0.9	(5.9)	(3.4)
Net cash provided by (used in) financing activities	3.2	(4.2)	(5.5)	(3.2)
Net (decrease) increase in cash and cash equivalents	(35.6)	5.7	11.2	6.4

For the year ended December 31, 2002, the Group generated a cash surplus of S$11.2 million (US$6.4 million), of which S$22.6 million (US$13.0 million) was generated from operating activities. The greater operating cash inflow was a result of strong operating performance.

Cash used in investing activities of S$5.9 million (US$3.4 million) was primarily used for acquisition of fixed assets. Cash used in financing activities amounted to S$5.5 million (US$3.2 million), primarily due to repayment of bank borrowings, capital leases as well as loan to affiliates.

The Group ended December 31, 2002 with cash and cash equivalents of S$35.2 million (US$20.3 million). Cash and cash equivalents are held in interest-bearing demand deposit accounts with various financial institutions mainly in Singapore, Hong Kong, Australia and the Philippines. The Group believes that it has sufficient working capital to meet its present requirements.

Borrowings
As of December 31, 2002, the Company had a payable due to STIC Investment Pte Ltd of S$4.3 million (US$2.4 million). This represents short-term borrowings, which bears interest of 6% per annum and has no fixed terms of repayment.

As of December 31, 2002, the Company had payables due to SembCorp Industries and SembVentures amounting to S$2.8 million (US$1.6 million) and S$4.3 million (US$2.5 million) respectively. The amount payable to SembVentures largely relates to the sales proceeds of the second offering whilst those payable to SembCorp Industries largely relates to management fees and payments made on behalf of the Company. The amounts payable to SembCorp Industries and SembVentures are interest-free and have no fixed terms of repayment.

As of December 31, 2002, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks of S$24.9 million (US$14.4 million). The weighted-average interest rate was 1.6% per annum. Total unused credit facilities available to the Group as of December 31, 2002 were S$13.7 million (US$7.9 million).

40
S$5.0 million of the total available credit facilities was under an agreement that requires the Company to remain a subsidiary of SembVentures. Repayment of outstanding amounts under the credit facilities is guaranteed by SembVentures. Although the Company is no longer a subsidiary of SembVentures, the facilities are still available to the Company. However, the bank has the right to withdraw the facilities due to the change in the relationship between the Company and SembVentures.

Commitments for Capital Expenditures
The Company has committed to IDA that it will spend S$2.2 million (US$1.3 million) over a period of three years, largely on capital equipment and infrastructure.
ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Product Development
The Group continuously evaluates latest technologies and applications for possible introduction. Since its inception in 1995, the Group has developed a number of products and services not previously available in any of its markets, including EmailPaging, WebFAX and EmailSMS. The Group has also developed an enhanced Internet web caching system and adapted policy-based routing algorithms to its network to optimize traffic over its international links and other systems designed solely for its own use.

The Group has implemented transparent caching, by using Layer 4 switching technology and together with their network architecture for web pages on all its regional hubs. The aim of the project is to achieve load balancing, efficient use of international bandwidth and fast surfing experience for the end users. The Group has introduced high-end routers and switches (from Cisco Systems and Juniper Network) to their Core Network, so as to achieve Telco-grade solution to deliver a higher quality of service and ensure capacity to meet higher customer demands.

PacNet started offering broadband services by using the wholesale solution from the local Telco infrastructure. The Broadband solution will be provided to all the customers, i.e. consumer and corporate, as Broadband (i.e. ADSL, SHDSL) is where the growth will be for the following years in the Asian region. The Group will also continue to focus on the development of wireless technology such as IEEE802.11a/b/g and the convergence towards interoperability (together with Broadband technology).

The Group's regular team of network engineers, which undertakes most of the Group's product development work, is currently working to improve the technology the Group is using for Internet telephony and real-time Internet faxing. VoIP and FoIP Gateways and Gatekeeper have been deployed in the Group's regional hubs. Major services/products that the Group has engineered include: WebMail services, WorldFAX service, provider of outsource solution in DNS, Email, security, dialup and roaming; NT web-hosting; Ezhtml home page generator; managed network/router; managed firewall.

The Group has developed a unified RADIUS solution for use in its regional network for authentication, accounting and access control to the services it offered. The goal is to achieve simplicity, reliability and to cater for better control in the Group's own service offerings. The Group has also developed an application for control of duplicate logins in its dialup access pool.

The Group is continuously looking into evaluation of new system technologies, applications and hardware, which includes but is not limited to: enterprise storage systems from IBM, SUN, COMPAQ and HDS; Linux and Open-Source solution; WAP servers and applications; Unified Messaging Systems; telecommunication systems which combined the traditional circuit switch network with the VoIP technology; integration of VoIP into e-commerce solutions, helpdesk support systems; centralize technical/customer support system; wireless access; broadband access; open-sources technology; and latest technology from Microsoft .Net architecture.

Proprietary Rights
General. Although the Group believes that its success is more dependent upon its technical, marketing and customer service expertise than its proprietary rights, the Group relies on a combination of trademark and contractual restrictions to establish and protect its technology. It is the Group's policy to require employees and independent contractors and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with the Group. These agreements provide that confidential information developed or made known during the course of a relationship with the Group must be kept confidential and not disclosed to third parties except in specific circumstances.

41

Licenses. The Group has obtained authorization to use the products of each licensor of software that the Group bundles in its front-end software product provided to subscribers. The particular applications included in the Company's start-up packages have, when necessary, been licensed, including Microsoft Internet Explorer from Microsoft Corporation (the licences are automatically renewed for successive one-year terms), Netscape Navigator from Netscape Communications Corporation (the licence is automatically renewed annually) the evaluation version of WinZip from Nico Mak Computing, Inc., Adobe Acrobat Reader from Adobe Systems Incorporated (licence is valid unless terminated by licensor ) and mIRC by MIRC Co. Ltd, WS_FTP from Ipswitch, Inc. (license automatically renewed annually).

Historically, any license fees charged to the Group upon enrolment of additional subscribers were generally passed through to subscribers in their start-up fees. However, the Group has increasingly waived start-up fees in Singapore due to competitive pressures and has absorbed the cost of license fees. Microsoft currently does not charge the Group a license fee with respect to the Group's distribution of Microsoft Internet Explorer; however, there can be no assurance that such arrangement will continue in the future. The Group currently intends to maintain or negotiate renewals of all relevant existing software licenses and authorizations as necessary. The Group may also want or need to license other applications in the future. Other applications included in the Group's start-up package are shareware that the Group has obtained permission to distribute or that are from the public domain and are freely distributable.

Trademarks. Trademark protection for the "Pacific Internet" mark and logo has been applied for in India. However, no assurance can be given that the registration will be approved. The "Pacific Internet" mark and/or logo is a registered trademark of the Group in Singapore, Australia, China, Hong Kong, Indonesia, Japan, Malaysia, the Philippines, South Korea, Thailand and Taiwan. The Group has also registered the "Pacific Supernet" mark and logo in Hong Kong. The Company has abandoned its applications for the registration of the "PACfusion.com" mark and logo in Malaysia, India, US and Hong Kong. "PACfusion.com" is a registered trademark of the Group in Singapore, Taiwan, China and Thailand. The "Safe2Travel" mark and logo have also been registered in Singapore. The Group also acquired the "Pacific Internet" US federal registered mark and also the registered mark in the State of California. The Group plans to seek copyright protection under the laws of those countries in which the Group operates to the extent its material is protectable under such copyright laws. The laws of the countries in which the Group currently operates or may in the future operate may treat the protection of proprietary rights differently from, and may not protect the Group's proprietary rights to the same extent as do, laws in the US. The Group expects that it may license in the future, certain of its proprietary rights, such as trademarks, to third parties.

ITEM 5D. TREND INFORMATION
See "Item 4B. Business Overview - Industry Background" and "Item 5. Operating and Financial Review and Prospects".

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information regarding the directors and senior management of Pacific Internet as of May 31, 2003:
Name	Age	Position
Directors and Executive Officers:
Ko Kheng Hwa (1)(3)	48	Director/Chairman of the Board of Directors
Low Sin Leng (4)(5)	50	Director/Deputy Chairman
Tan Tong Hai	40	Director/President and Chief Executive Officer
Phua Chin Chor	49	Director
Tsao Yuan Mrs Lee Soo Ann (2)(7)(10)	47	Director
Chong Phit Lian	51	Director and President, Pacfusion
Low Tan Ling @ Gracy Seow (2)(8)(10)	56	Director
Yeo Wee Kiong (2)(6)(8)(9)	47	Director
Wee Thiam Kim Lawrence (4)(6)(8)(10)	52	Director
Linda Hoon Siew Kin	40	Alternate director to Low Sin Leng
Senior Management:
Tan Hwee Siang Nancy	35	Chief Financial Officer
Ong Teck Guan	39	Managing Director, Singapore
Kuk Cho Yiu	30	Managing Director, Hong Kong
Julia Theresa S. Yap	41	Managing Director, The Philippines
Dennis Muscat	45	Managing Director, Australia
Prithayuth Nivasabutr	44	Managing Director, Thailand
Lim Hock Koon	42	Managing Director, Malaysia
Company Secretaries:
Linda Hoon Siew Kin	40	Joint Company Secretary
Mah Swee Keong	34	Joint Company Secretary
  (1) Chairman of Audit Committee
  (2) Member of Audit Committee
  (3) Chairman of Executive Committee
  (4) Member of Executive Committee
  (5) Chairperson of Compensation & Administrative Committee
  (6) Member of Compensation & Administrative Committee
  (7) Chairperson of Nominating Committee
  (8) Member of Nominating Committee
  (9) Chairman of Litigation Committee
  (10) Member of Litigation Committee

Ko Kheng Hwa has served as a director since July 1997. He was appointed as Deputy Chairman of the Board of Directors in October 1999 and has served as Chairman of the Board of Directors since February 2000. Mr Ko is also Managing Director of the Economic Development Board of Singapore.

Low Sin Leng was appointed as a director since December 2000 and was appointed Deputy Chairman on 22 April 2002. Ms Low is also the Chief Operating Officer of SembCorp Industries. SembCorp Industries owns SembCorp Ventures, which in turn owns 41.3% of Pacific Internet as of April 30, 2003.

Tan Tong Hai was appointed as a director since March 2001. Mr Tan is also the President and Chief Executive Officer of Pacific Internet.
Chia Whye Liang Anthony was appointed as a Director in March 2000. Mr Chia was also the Chief Executive Officer of MediaCorp Interactive Pte Ltd ("MediaCorp Interactive"). MediaCorp Interactive is a related corporation of SIM Ventures, who owns 13.8% of Pacific Internet as of April 30, 2003. Mr Chia resigned from the Board on 28 February 2003.

Phua Chin Chor was appointed as a Director on April 7, 2003. Mr Phua is the Group Financial Controller of Media Corporation of Singapore Pte Ltd ("MCS"). MCS owns SIM Ventures, which in turn owns 13.8% of Pacific Internet as of April 30, 2003.

Tsao Yuan Mrs Lee Soo Ann was appointed as a director since October 2000. Dr Lee Tsao Yuan is also the Executive Director of Skills Development Centre Pte Ltd.
Chong Phit Lian was appointed as a director in April 2002. She has served as President of Pacfusion Limited since March 2001. Ms Chong is also the Chief Executive Officer of Singapore Precision Industries Pte Ltd.

Low Tan Ling @ Gracy Seow was appointed as a Director in April 2002. Mrs Gracy Choo was previously the Executive Vice President and Special Assistant to the Deputy Chairman & President of United Overseas Bank Ltd prior to her retirement in July 2002.

Yeo Wee Kiong was appointed as a Director in April 2002. Mr Yeo is also the Managing Director of Yeo Wee Kiong Law Corporation.
Wee Thiam Kim Lawrence was appointed as a Director in April 2002. Mr Wee is the Senior Vice President of CSC Computer Sciences Pte Limited.
Linda Hoon Siew Kin has served as Joint Company Secretary since August 1998. Ms Hoon was appointed as an alternate director to Low Sin Leng in February 2002. Ms Hoon is also Senior Vice President and General Counsel, Group Legal Operations of SembCorp Industries.

Tan Hwee Siang Nancy has served as Chief Financial Officer since July 2002. She first joined the Company as Deputy Director, Finance in October 1999.
43
Ong Teck Guan was appointed as Managing Director of the Company since January 2001. Prior to this appointment in Singapore, he was the Acting General Manager of PSL in Hong Kong.
Kuk Cho Yiu was appointed as Managing Director of PSL since January 2002. He first joined PSL as Account Manager in August 1997.
Julia Theresa S. Yap has served as Managing Director of PIPH since April 1997, and was one of the original incorporators of PIPH in 1996.
Dennis Muscat was appointed as Managing Director of PIA since August 2001. He first joined PIA as Financial Controller in February 1999.
Prithayuth Nivasabutr has served as Managing Director of PITH since November 2000.
Lim Hock Koon has served as Managing Director, Pacific Internet Malaysia since August 2002. He is also the Senior Vice President, Regional Corporate Sales of the Company.
Mah Swee Keong has served as Joint Company Secretary since April 1999. Mr Mah is also the Senior Vice President of Group Legal of the Company.
ITEM 6B. COMPENSATION

Compensation of Directors. For the year ended December 31, 2002, the aggregate amount of compensation accrued by Pacific Internet to all of its directors was approximately S$0.6 million (US$0.3 million), other than reimbursement of all reasonable expenses for attendance at Board meetings.

Compensation of Senior Management. For the year ended December 31, 2002, the aggregate amount of compensation accrued by Pacific Internet to all of its senior management was approximately S$1.6 million (US$0. 9 million).

ITEM 6C. BOARD PRACTICES

The minimum number of directors required under our Articles of Association (the "Articles") is two. Mr Wong Kok Siew and Dr Judy Lim retired during the year. Mr Yeo Wee Kiong, Mr Lawrence Wee and Mrs Gracy Choo were appointed to the Board, increasing the size of the Board to nine, excluding one alternate director. Subsequent to the year end, Mr Anthony Chia resigned from the Board on February 28, 2003 while Mr Phua Chin Chor was appointed to the Board on April 7, 2003. With the exception of Mr Ko Kheng Hwa, whose appointment as Chairman is for a fixed term ending on February 7, 2004, there is no fixed term of office for the other directors and the directors of the Company are not subject to retirement under the Articles.

The Company has not entered into any contracts with its directors for the purposes of securing their services as directors of the Company.
Executive Committee
The Executive Committee ("EXCO") was established in May 2001 by the Board to facilitate the role of the Board in guiding the management of the Company towards enhancement of their decision-making process, management systems and strengthening the core competencies of the Group, with the ultimate objective of improving business performance, productivity, efficiency and asset management within the Group.

The four-member EXCO comprises of Mr Ko Kheng Hwa, Ms Low Sin Leng, Mr Anthony Chia and Mr Lawrence Wee. With Mr Anthony Chia's resignation as a Director, he also ceased to be a member of the EXCO on February 28, 2003. The EXCO meets regularly and has also been delegated authority to exercise certain of the Board's powers in fulfilling its charter. The President and Chief Executive Officer is responsible for the overall management and day-to-day operation of the Company. The Board has conferred upon the EXCO and the President and Chief Executive Officer certain discretionary limits and authority for capital expenditure, budgeting and human resource management. In total, the EXCO met three times during the year.

Audit Committee
The Audit Committee ("AC") consists of four members from the Board. They are Mr Ko Kheng Hwa (Chairman), Dr Lee Tsao Yuan, Mrs Gracy Choo and Mr Yeo Wee Kiong, all of whom are independent.

44
The AC discharges its functions of assisting the Board in fulfilling its fiduciary responsibilities relating to corporate governance and reporting practices of the Company. The AC also seeks guidance from the Best Practices Guide on Audit Committee issued by Singapore Exchange Securities Trading Limited ("SGX-ST"), the Report and Recommendations of the US Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees and the SGX-ST Listing Manual. The AC met a total of four times during the year.

In the course of discharging its duties under the AC charter, the AC is empowered to seek any information from the Company's employees, and to this end, all employees and management are obliged to extend their fullest cooperation. The AC is further empowered by the Board to obtain legal and other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

Compensation & Administrative Committee
The Administrative Committee and the Compensation Committee were reconstituted and merged to form the Compensation & Administrative Committee ("CAC") in May 2002.
Ms Low Sin Leng, Mr Lawrence Wee and Mr Yeo Wee Kiong were appointed to form the CAC. The CAC, comprising all non-executive directors who are not employees of the Company, will carry out the dual function of deciding on compensation for key employees, Board of Directors and administering Company-wide incentive schemes such as the Company's share option plans. The CAC held its first meeting on January 21, 2003.

Litigation Committee
The Litigation Committee, comprising exclusively of independent directors, namely Mr Yeo Wee Kiong, Dr Lee Tsao Yuan, Mrs Gracy Choo and Mr Lawrence Wee, was established in November 2002 to decide on the Company's defence of the US IPO allocation class action litigation.

See "Item 8A. Legal Proceedings" for further details on the US IPO allocation class action litigation against the Company.
Nominating Committee
In January 2003, the Board approved the establishment of the Nominating Committee, consisting of all independent directors, namely Dr Lee Tsao Yuan, Mr Lawrence Wee, Mrs Gracy Choo and Mr Yeo Wee Kiong. The primary purpose of the Nominating Committee is to develop and recommend the Board's criteria for the selection of new directors, identify individuals qualified to become Board members in accordance with such criteria and to make recommendations on such qualified candidates for appointment to the Board.

ITEM 6D. EMPLOYEES

The information presented below indicated the number of employees the Group employed for the years ended December 31, 2000, 2001 and 2002:

Year ended December 31,	No. of Employees
2000	815
2001	1,077
2002	1,056
The following table summarizes the functional distribution of the Group's full-time ("F") and part-time ("P") employees in the Company and its consolidated subsidiaries as of December 31, 2002:
	Company		PSL		PIA		PIPH		PIMY		Pacfusion*		Total
	F	P	F	P	F	P	F	P	F	P	F	P	F	P
Sales and Marketing	89	18	38	-	37	1	75	1	1	-	111	5	351	25
Engineering & Network Operations	47	1	29	1	18	3	22	-	-	-	-	-	116	5
Customer Service	109	8	35	4	47	-	62	2	-	-	-	-	253	14
Finance & Administrative	62	1	40	5	24	-	54	-	-	-	31	2	211	10
Information Technology	24	2	5	1	-	-	16	-	-	-	20	5	65	6
Total	331	30	147	11	126	4	229	3	1	-	162	12	996	60
  * Includes employees of Safe2Travel
Only employees from the consolidated subsidiaries are included in the above information. 45
The Group's employees, except for that of Safe2Travel, are not covered by any collective bargaining agreements. The Group has not experienced any strikes or work stoppages by its employees.
ITEM 6E. SHARE OWNERSHIP As at December 31, 2002, none of the Directors who held office at the end of the financial year had any interest in shares or debentures of the Company, except as follows :
Pacific Internet Limited Options to purchase Ordinary Shares of $2 each (1)	Holdings in the name of the Director, Spouse or Infant Children
Ko Kheng Hwa	28,000
Low Sin Leng	6,000
Tan Tong Hai	150,000
Anthony Chia Whye Liang (2)	12,000
Dr. Lee Tsao Yuan	6,000
Linda Hoon Siew Kin	13,000
(1)	These options are granted under the 1998 and 1999 share option plans of the Company, subject to continued employment. These share options, upon vesting, are exercisable within the time periods ranging from February 4, 2000 to April 9, 2006 at prices ranging from US$3.09 to US$32.48 per share.

(2) Mr. Chia resigned from the Board on February 28, 2003. His options were extended for two years from the date of his resignation.
(3) Dr. Judy Lim Meng-En resigned from the Board on May 30, 2002. Her options amounting to 20,000 shares were extended for two years from the date of her resignation.
(4) Mr. Wong Kok Siew resigned from the Board on April 22, 2002. His options amounting to 20,000 shares were extended for two years from the date of his resignation.
Issuance of Share Options
As of December 31, 2002, options to subscribe for 1,461,775 ordinary shares were issued and outstanding, of which 215,000 and 326,800 were held by directors and senior management of the Company, respectively. Of these options outstanding, options to subscribe for 267,300 ordinary shares were granted under the Company's 1998 Employees' Share Option Plan and options to subscribe for 1,194,475 ordinary shares were granted under the Company's 1999 Share Option Plan. The exercise prices of these options range from US$3.09 to US$32.48. The expiration dates of the options range from February 2004 to April 2006.

1998 Employees' Share Option Plan (the "1998 Plan")
The 1998 Plan was established by the Company in November 1998 and became effective on February 5, 1999. The 1998 Plan is administered by the Administrative Committee* of the Board of Directors. Our employees are eligible to receive option grants under the 1998 Plan. All options granted under the 1998 Plan will have a term no longer than five years. The aggregate number of shares subject to outstanding options granted under the 1998 Plan will not at any time exceed 10% of Pacific Internet's outstanding fully-diluted equity, except that concurrent with the Company's initial public offering, the Company granted options to purchase up to 1,500,000 shares (of which 10.9% remains outstanding of Pacific Internet's outstanding fully-diluted shares, after giving effect to the initial public offering) at an exercise price equal to the initial public offering price of US$17.00. (the "IPO Options"). The IPO Options become exercisable as to 25% of the shares subject to the options on each of the first and second anniversaries of the grant date and as to the remaining 50% of the shares subject to the options on the third anniversary of the grant date.

46
Options granted under the 1998 Plan are not transferable by the optionee, other than by will or by laws of descent or distribution, and each option is exercisable during the lifetime of the optionee only by such optionee or, in the case of certain disabilities, by the representative of the optionee. Options granted under the 1998 Plan terminate upon termination of the optionee's employment; provided, however, that in the case of termination due to disability, redundancy, retirement or in certain other cases approved in writing by the Administrative Committee, options may generally be exercised within six months of termination. If an optionee dies, his or her options are exercisable by the optionee's representative at any time within one year after the optionee's death.

The exercisability of options outstanding under the 1998 Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1998 Plan. In the event of certain changes in our capitalization, our Administrative Committee will make appropriate adjustments in one or more of the number of shares available for future grants under the 1998 Plan, the number of shares covered by each outstanding option or the exercise price of each outstanding option.

The 1998 Plan will terminate automatically on February 4, 2009. The Administrative Committee may at any time terminate and may from time to time amend or modify the 1998 Plan, subject to shareholder approval of certain amendments; provided, however that no amendment, modification or termination of the 1998 Plan shall in any manner adversely affect any options theretofore granted under the 1998 Plan without the consent of the optionee.

1999 Share Option Plan (the "1999 Plan")
On November 10, 1999, the Company established the 1999 Plan. The 1999 Plan is administered by the Administrative Committee of the Board of Directors. Employees, consultants and directors of the Company are eligible to receive option grants under the 1999 Plan. All options granted under the 1999 Plan will have a term no longer than five years. The aggregate number of shares subject to outstanding options granted under the 1999 Plan will not at any time exceed such number which, together with the total number of ordinary shares issued under or subject to options our 1998 Plan, equals 20% of the Company's then issued share capital on a fully diluted basis.

The Administrative Committee has the authority to determine, in its sole discretion, to whom options may be granted under the 1999 Plan and the terms of such options, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. The exercise price of all options granted under the 1999 Plan must be at least equal to the "fair market value", as determined by the Administrative Committee, of the shares on the grant date. Fair market value is defined under the 1999 Plan as the arithmetic average of the officially quoted closing price of the Company's shares on the Nasdaq Stock Market's National Market for the five trading days immediately preceding the date of grant.

Options granted under the 1999 Plan are not transferable by the optionee, other than by will or by laws of descent or distribution, and each option is exercisable during the lifetime of the optionee only by such optionee or, in the case of certain disabilities, by the representative of the optionee. Options granted under the 1999 Plan generally terminate upon termination of the optionee's employment; provided, however, that in the case of termination due to disability, redundancy, retirement or in certain other cases approved in writing by the Administrative Committee, options may generally be exercised within six months of termination. If an optionee dies, his or her options are exercisable by the optionee's representative at any time within one year after the optionee's death.

The exercisability of options outstanding under the 1999 Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1999 Plan. In the event of certain changes in our capitalization, our Administrative Committee will make appropriate adjustments in one or more of the number of shares available for future grants under the 1999 Plan, the number of shares covered by each outstanding option or the exercise price of each outstanding option.

The 1999 Plan will terminate automatically on November 9, 2009. The Administrative Committee may at any time terminate and may from time to time amend or modify the 1999 Plan, subject to shareholder approval of certain amendments; provided, however that no amendment, modification or termination of the 1999 Plan shall in any manner adversely affect any options theretofore granted under the 1999 Plan without the consent of the optionee.

* On May 30, 2002, the Administrative Committee and the Compensation Committee were re-constituted and merged to form the Compensation & Administrative Committee ("CAC"). The CAC will carry out the dual function of deciding on compensation for key employees, the Board of Directors and administering Company-wide incentive schemes such as the Company's share option plans.
47

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. MAJOR SHAREHOLDERS
Major Shareholders

SembVentures and SIM Ventures are subsidiaries of SembCorp Industries and Media Corporation of Singapore Pte Ltd, respectively. Both SembVentures and SIM Ventures are effectively controlled by Temasek, the principal holding company of the Government of Singapore. Although Temasek is the Group's ultimate parent, the Group does not have any special status under Singapore law as a result of such ownership. In addition to having effective indirect control over the Group, Temasek also indirectly controls SingNet and Starhub - the Group's principal competitors in Singapore. The Company, SingNet and Starhub are each managed at one or more corporate levels below Temasek, and the Group is not aware of any actual conflicts arising from Temasek's interests in such companies.

As of April 30, 2003, 12,983,291 shares were outstanding. The following table sets forth the ownership of Pacific Internet's shares as of April 30, 2003 by each person known by Pacific Internet to own more than 5% of the shares outstanding. The information as to beneficial ownership has been furnished by the respective shareholders of Pacific Internet, and except as indicated in the table below or the footnotes thereto, the shareholders named in the table have sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

Name and Address	Number of shares Beneficially Owned(1)	Percentage Beneficially Owned(1)
SembCorp Ventures Pte Ltd(2) 30 Hill Street #05-04, Singapore 179360	5,356,960	41. 3%
SIM Ventures Pte Ltd(3) Andrew Road Caldecott Broadcast Centre Singapore 299939	1,786,606	13.8%
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 30, 2003 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of that person.

(2)	Temasek, the principal holding company of the government of the Republic of Singapore, owns, 51.5% of SembCorp Industries, SembCorp effectively owns 100% of SembVentures, which is Pacific Internet's 41.3% shareholder.

(3)	Temasek beneficially owns 100% of SIM Ventures, the 13.8% shareholder of Pacific Internet prior to the Offering. Temasek may therefore be deemed to indirectly beneficially own the shares owned by SIM Ventures.

Pacific Internet has issued one class of securities only and all holders of these securities are entitled to the same voting rights. See "Item 10B. Memorandum and Articles of Association" for further details on the rights of shareholders.

As of April 30, 2003, according to the Company's share register, 5,839,725 of the Company's ordinary shares, representing 45.0% of the Company's outstanding shares, were held by a total of 69 holders of record with addresses in the US. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the holders are resident.

ITEM 7B. RELATED PARTY TRANSACTIONS
Management fees
The Company paid an annual management fee to SembVentures and SembCorp Industries, for various management and administrative services provided. These services were provided by SembCorp Industries and SembVentures to all its strategic business units based on the application of pre-defined weightage to parameters such as profitability. For the years ended December 31, 2000, 2001 and 2002, management fees paid or payable to SembVentures and SembCorp Industries were S$1.3 million, S$nil and S$0.1 million respectively. For the year ended December 31, 2001, such management fees of S$0.3 million were written back due to waiver of amounts provided in prior years. For the year ended December 31, 2002, management fees paid to SembCorp Industries amounted to S$0.11 million (US$0.06 million). This transaction was approved by the Audit Committee on January 29, 2003.

48

IT Services
On May 20, 2003, the Company entered into a three-year agreement with SembCorp Industries for the provision of managed e-mail and other optional IT-related services including firewall, VPN and WAN services (the "IT Services"). The IT Services may also be provided to strategic business units of SembCorp Industries on an opt-in basis. The fees payable to the Company for the IT Services would depend on the number of email accounts supported and the optional services that are eventually taken up and would range from approximately S$0.45 million (US$0.26 million) to S$1.6 million (US$0.9 million). This transaction was approved by the Audit Committee on January 29, 2003.

Web Content and Management Services
On January 1, 2002, the Company entered into a one-year agreement with Pacfusion for the provision of web content, management and other services for its homepage at www.pacific.net.sg. In consideration for the services provided, the Company paid Pacfusion S$0.05 million (US$0.03 million) per month. This transaction was approved by the Audit Committee on February 6, 2002.

ITEM 7C. INTERESTS OF EXPERTS AND COUNSEL
N.A

ITEM 8.  FINANCIAL INFORMATION

ITEM 8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See "Item 18. Financial Statements".
Other Information
Legal Proceedings
On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's 5 February 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as in its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934 which were dismissed. Discovery is now expected to proceed.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.
49

Dividends
In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors. Singapore law allows dividends to be paid out only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency. The Company has not declared any dividends to date. The amount of the Company's retained earnings for distribution was approximately S$0.02 million (US$0.01 million). The Group does not anticipate paying cash dividends in the foreseeable future.

ITEM 8B. SIGNIFICANT CHANGES
N.A.

ITEM 9.  THE OFFER AND LISTING

Trading Markets

The Company's outstanding shares are listed on the Nasdaq Stock Market's National Market under the symbol "PCNTF". The following table sets forth, for the periods indicated, the high and low last reported sales prices per share as furnished by the Nasdaq Stock Market's National Market.

Nasdaq Stock Market's National Market
	High	Low
2001	US$ 8.75	US$ 0.85
2002	US$ 3.48	US$ 1.06

2002
First Quarter	US$ 3.24	US$ 2.46
Second Quarter	US$ 2.65	US$ 1.06
Third Quarter	US$ 2.40	US$ 1.06
Fourth Quarter	US$ 3.48	US$ 1.58

2002
December	US$ 3.40	US$ 2.42

2003
January	US$ 7.08	US$ 2.78
February	US$ 5.85	US$ 3.70
March	US$ 5.63	US$ 3.75
April	US$ 8.40	US$ 4.73
May	US$ 10.00	US$ 6.23
The last reported sale price of the share as quoted on the Nasdaq Stock Market's National Market on May 30, 2003 was US$7.84 per share.

ITEM 10.  ADDITIONAL INFORMATION

ITEM 10A. SHARE CAPITAL
N.A.
ITEM 10B. MEMORANDUM AND ARTICLES OF ASSOCIATION
Organization and Register
Pacific Internet Limited is a company limited by shares organized under the laws of the Republic of Singapore under the Companies Act, Chapter 50 (the "Companies Act"). The company number with the Singapore Registry of Companies and Businesses is 199502086C.

50

Objects and Purposes
Pacific Internet's principal activities consist of the provision of Internet access services, sale of network configuration equipment and design and maintenance of websites.
A detailed list of all the other objects and purposes of the Company is set forth in Clause 3 of its Memorandum of Association which was filed as an Exhibit to our registration statement on Form F-1 (Commission File No. 333-9654) in connection with our initial public offering in February 1999 and is available for examination at our registered office at 89 Science Park Drive, #02-05/06 The Rutherford, Singapore 118261, Republic of Singapore.

Board of Directors

The Companies Act requires a director to declare at a meeting of the Board of Directors if he or she has any interest, directly or indirectly, in a contract or proposed contract with the company. Under the Company's Articles of Association, such director is not allowed to vote in respect of any proposal in which he has any interest directly or indirectly and shall not be counted in the quorum at a meeting in relation to any resolution which he is not entitled to vote. The remuneration of the directors is approved at the general meeting of the shareholders.

The directors are authorized under the Articles of Association of the Company to exercise all the borrowing powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities. As such, the authority of the directors to exercise such powers of the Company may be modified by way of alteration of the relevant Articles as elaborated below.

The minimum number of directors required is two. No shares are required to be held by a director for director's qualification. The directors of the Company are not subject to retirement under its Articles of Association.

Under the Companies Act, as amended with effect from May 15, 2003, no person of or over the age of 70 years shall be appointed to act as a director unless the shareholders at an annual general meeting vote with a simple majority in favor of his appointment to hold office until the next annual general meeting of the company.

Dividends

The Company, may by ordinary resolutions of its shareholders, declare dividends at a general meeting, but not in excess of the amount recommended by its directors. Dividends shall be payable only out of the profits of the Company. The Company may also capitalize its share premium account and apply it to pay dividends, if such dividends are satisfied by the issue of shares to the shareholders. The directors may also declare an interim dividend without the approval of its shareholders. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder's ordinary shares, unless the rights attaching to an issue of any ordinary shares provides otherwise.

New Shares
New shares may only be issued with the prior approval of the shareholders of Pacific Internet in a general meeting. Such approval, if granted, will lapse at the conclusion of the Annual General Meeting following the date on which the approval was granted, or the expiration of the period within which the next Annual General Meeting after that date is required by law to be held, whichever is the earlier. The shareholders have provided general authority to issue any remaining unissued shares prior to the next Annual General Meeting, or the expiration of the period within which the next Annual General Meeting after that date is required by law to be held, whichever is the earlier. Subject to the provisions of the Companies Act, the allotment and issue of all new shares are under the control of the directors who may allot and issue the same with such rights and restrictions as they may think fit.

Transfer of Shares
Subject to applicable securities laws, shares of the Company are freely transferable but the directors may, at their discretion, decline to register any transfer of shares which are not fully paid up or upon which the Company has a lien. Shares may be transferred by a duly signed instrument of transfer in the usual common-form or in a form approved by the directors. The directors may decline to register any transfer of shares evidenced in certificated form unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and other evidence of title as they may require. The Company will replace worn-out, defaced, lost or destroyed certificates for shares upon, among other things, the applicant furnishing evidence and indemnity as the directors may require.

51

Voting Rights
Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded. If voting is by a show of hands, every shareholder who is present in person or by proxy at the meeting has one vote. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him. A poll may be demanded by the chairman of the meeting or by any member present in person or by proxy, and (i) representing not less than 1% of the total voting rights of all members having the right to vote at the meeting or (ii) holding shares in Pacific Internet conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than 1% of the total sum paid up on all the shares conferring that right.

Bonus and Rights Issue
In a general meeting, the Company may, upon the recommendation of our directors, capitalize any reserves or profits (including profits or monies carried and standing to any reserve or to the share premium account) and distribute the same as shares, credited as paid-up, to the shareholders in proportion to their shareholdings. The directors may also grant to shareholders rights to take up additional shares. Such rights are subject to the Articles of Association, any conditions attached to such grant and the regulations of the stock exchange on which the shares are listed.

Takeovers

The acquisition of shares of public companies is regulated by, inter alia, the Companies Act and the Singapore Code on Take-overs and Mergers (the "Take-over Code"). Any person (either on his own or together with parties acting in concert with him) acquiring an interest in 30% or more of our voting shares is obliged to extend a takeover offer for the remaining shares which carry voting rights, in accordance with the provisions of the Take-over Code. "Parties acting in concert" will be presumed to include related and associated companies, directors (including their close relatives), pension funds, discretionary funds and financial advisers (in respect of shares held by them and funds managed by them on a discretionary basis where the shareholdings of the financial adviser and any of those funds total 10% or more of the equity share capital of the acquiring party). The offer must be in cash or be accompanied by a cash alternative at not less than the highest price (excluding stamp duty and commission) paid by the offeror or parties acting in concert with him for shares of that class during the offer period and within six months prior to its commencement. A mandatory takeover offer is also required to be made if a person holding between 30% and 50% (both inclusive) of the voting shares (either on his own or together with parties acting in concert with him) acquires additional shares representing more than 1% of the voting shares in any six-month period.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, shareholders will be entitled to participate in any surplus assets according to their rights and interests in the Company.

Indemnity
As permitted by the Singapore law, the Articles of Association provide that, subject to the Companies Act, the directors and officers will be indemnified by the Company against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to any of their acts or omissions as our officer, director or employee. This indemnity, however, is subject to: (i) a judgment being given; (2) them being acquitted or (3) relief being granted by the court, depending on the nature of the proceedings. Directors and officers may not be indemnified by the Company for his or her liability in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to the Company.

As at February 14, 2003, the Company has purchased directors' and officers' liability insurance ("D&O Insurance") against any of those liabilities, up to an amount of US$10.0 million, except where the liability arises out of, amongst others, conduct involving dishonesty or a willful breach of duty or allegations such as those in the IPO Allocation Suit (as defined under "Item 8A. Consolidated Statements and Other Financial Information - Other Information").

At present, save for the IPO Allocation Suit referred to at Item 8A above, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. Save as disclosed, we are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification.

General Meetings of Shareholders
Pacific Internet is required to hold an Annual General Meeting once in every calendar year and not more than 15 months after the preceding Annual General Meeting. The directors may convene an Extraordinary General Meeting whenever they think fit, and they must do so upon the request in writing of shareholders representing not less than 10% of the paid-up share capital of Pacific Internet. In addition, two or more shareholders holding not less than 10% of the issued share capital of Pacific Internet may call a meeting of shareholders. Unless otherwise required by law or by the Articles, voting at general meetings is by ordinary resolution (requiring an affirmative vote of a simple majority of those present and voting). An ordinary resolution suffices, for example, in respect of appointments and removals of directors. A special resolution (requiring an affirmative vote of at least 75% of those present and voting) is necessary for certain matters under Singapore law, such as an alteration of the Articles. Subject to the Companies Act, at least 21 days' advance written notice specifying the intention to propose the resolution as a special resolution must be given of every general meeting convened for the purpose of passing a special resolution. Subject to the Companies Act, at least 14 days' advance written notice must be given of every general meeting convened for the purpose of passing an ordinary resolution.

52
Limitations on Rights to Hold or Vote Shares

Except as discussed in "Item 10B. Memorandum And Articles of Association - Transfer of Shares, Voting Rights and Takeovers" and "Item 3D. Risk Factors - Certain Anti-takeover Provisions Under The Companies Act May Affect The Company's Share Prices ", there are no limitations imposed by the laws of Singapore or by our Articles of Association on the right of non-resident shareholders to hold or vote our shares.

ITEM 10C. MATERIAL CONTRACTS
The following is a summary of each contract that is material to the Group as of the date hereof and was not entered into by the Group in the ordinary course of business.
Joint Ventures/ Strategic Alliances
Thailand

The Company and Digiway Limited (subsequently renamed Pacific Digiway Limited) as purchasers and Wong Fan Voon and Saran Lertcharoenwongsa as sellers entered into an agreement dated January 10, 2000 (as amended by an Amendment Agreement dated March 5, 2000, and a letter from the sellers dated March 23, 2000) for the sale and purchase of 49% and 26% respectively of the then issued share capital of IT Star Co., Ltd. (subsequently renamed Pacific Internet (Thailand) Limited) for a collective consideration of US$1.2 million.

Synergy Net Holding Company Limited ("Synergy"), Pacific Digiway Limited (formerly known as Digiway Limited, Pacific Internet Limited, Saran Lertcharoenwongsa and Wong Fan Voon entered into a Shareholders Agreement dated March 23, 2000 in respect of Synergy's, Pacific Digiway's and Pacific Internet Limited's participation as shareholders in IT Star Co., Ltd (subsequently renamed Pacific Internet (Thailand) Limited ("IT Star"). The Shareholders Agreement records, inter alia, the terms and conditions on which the shareholders would sell and purchase shares in IT Star and provide funding for IT Star and regulates their relationship with each other as shareholders in IT Star and in respect of certain aspects of the affairs of IT Star.

Pursuant to a restructuring exercise effected in December 2001, Synergy transferred its interest in Pacific Internet Thailand Limited ("PITH") to Pacific Digiway Limited and Multimedia & Services Company Ltd ("MMS") respectively. As a result of such transfer, Pacific Digiway Limited's stake in PITH increased by 15% from 26% to 41% and MMS became a shareholder of PITH holding a 10% stake.

India

The Company, Primeast Investments Ltd ("Primeast") and PII entered into a Joint Venture Agreement dated February 28, 2001 ("JVA") (as amended by a Supplementary Agreement dated the same day) to regulate the relationship of the Company and Primeast in their capacity as shareholders of PII. In conjunction with the execution of the Joint Venture Agreement, the Company and PII entered into a Management and Technical Assistance Agreement dated February 28, 2001 pursuant to which the Company agreed to provide PII with management, supervisory and technical expertise in connection with PII's business. In addition, the Company and PII entered into a License Agreement dated February 28, 2001 pursuant to which PII obtained the right to use certain intellectual property of the Company for PII's business.

On January 6, 2003, the Company, Primeast, PII and Glade Trading Company Private Limited ("Glade Trading") entered into a Deed of Ratification And Accession Cum Amendment (as amended by a Supplementary Agreement No.2 dated the same day) in order to: (i) make Glade Trading a party to the JVA; (ii) ratify and sanction the new proposed shareholding structure of PII; and (iii) effect the requisite amendments to the JVA.

53
The Philippines
Pursuant to a restructuring exercise, the Company entered into a Shareholders Agreement dated March 16, 2001 with Primeworld Ventures, Inc and Hyperlink Holdings, Inc for the purpose of re-organizing PWC, the holding company of its Philippine operations, PIPH. In conjunction with such re-organization, the Company also entered into a Shareholders Agreement dated the same date with PW Holding, Renato A. Yap and Julia Theresa S. Yap for the purpose of re-organizing PIPH.

Bandwidth/ Broadband Services Agreements

The Company and Singapore Telecommunications Limited ("SingTel") entered into an agreement dated 1 October 2001 relating, amongst others, to the subscription by the Company of Internet bandwidth from SingTel's Universal Internet Access Service as well as ISDN30 services to be provided by SingTel. Under the agreement, SingTel also agreed, upon the satisfaction of certain conditions, to grant the Company credits based on the amount of use made of SingTel's ISDN30 services subscribed by the Company for the purpose of providing Internet access to the Company's subscribers. These credits may be used by the Company to offset against sums due or payable by the Company for services provided by SingTel.

Sale of Business Agreement

On January 18, 2001, the Company executed an agreement for the sale of its e-commerce business to Pacfusion Limited for a consideration of US$17.0 million (the "Sale of Business Agreement"). In accordance with the Sale of Business Agreement, the purchase price was satisfied by the issuance of 28,813,560 ordinary shares of US$0.001 each by Pacfusion Limited to the Company.

Pursuant to the Sale of Business Agreement, a Deed of Assignment was also executed on January 18, 2001 for the assignment of the relevant e-commerce assets by the Company to Pacfusion.
Subscription Agreement and Warrant Agreements

An agreement was executed between Mitsubishi Corporation ("Mitsubishi") and Pacfusion Limited on January 22, 2001 for the subscription of 5,084,746 ordinary shares of US$0.001 each by Mitsubishi in Pacfusion Limited. The consideration of US$3.0 million was paid by Mitsubishi for the issuance of the shares.

The parties also executed a warrant agreement on the same date for the issue of 5,084,746 warrants by Pacfusion Limited to Mitsubishi and the warrants were issued to Mitsubishi on January 22, 2001.
A warrant agreement was also executed between the Company and Pacfusion Limited on January 18, 2001 for the issuance of 33,898,305 warrants by Pacfusion Limited to the Company. The warrants were issued to the Company on January 18, 2001.

Shareholders Agreement and Supplemental Shareholders Agreement

Further to the subscription for shares by Mitsubishi and the Company in Pacfusion Limited, a shareholders agreement and supplemental shareholders agreement were executed on January 22, 2001 between Pacfusion Limited, Mitsubishi and the Company to govern the relationship between the shareholders inter se and with the Company.

Acquisition Of Retail ISP Businesses Of Reach

The following agreements were entered into as part of the Reach acquisition deal whereby the Company and its Malaysian and Thailand entities acquired the retail ISP business assets of the Reach group of companies in Singapore, Malaysia and Thailand respectively for a purchase consideration based on 25% of the actual revenue collected from the customers acquired pursuant to such acquisitions, for services provided during the period of twelve months commencing from November 11, 2002:
  A Sale and Purchase of Business Agreement dated 11 November 2002 between the Company and Reach Internet Services Pte Ltd ("Reach-SG") for the purpose of acquiring Reach-SG's retail ISP business assets in Singapore ("Sale of Business Agreement-SG"). Pursuant to the Sale of Business Agreement-SG, a Deed of Assignment was also executed on 11 November 2002 for the assignment of the relevant customers contracts by Reach-SG to the Company.

  A Sale and Purchase of Business Agreement dated 11 November 2002 between World Net & Services Co., Ltd ("WNS"), the Company and Reach Communications Services (Thailand) Limited ("Reach-TH") for the purpose of acquiring Reach-TH's retail ISP business assets in Thailand ("Sale of Business Agreement-TH"). Under the Sale of Business Agreement-TH, the Company had given a guarantee to Reach-TH equivalent to the total purchase consideration agreed to be paid by WNS to Reach-TH in connection with the said acquisition. Pursuant to the Sale of Business Agreement-TH, a Deed of Assignment was also executed on 11 November 2002 for the assignment of the relevant customers contracts by Reach-TH to WNS.

54
  A Sale and Purchase of Business Agreement dated 11 November 2002 between Pacific Internet (Malaysia) Sdn. Bhd. ("PIMY"), the Company and Reach Internet Services (MSC) Sdn Bhd ("Reach-MY") for the purpose of acquiring Reach-MY's retail ISP business assets in Malaysia ("Sale of Business Agreement-MY"). Under the Sale of Business Agreement-MY, the Company had given a guarantee to Reach-MY equivalent to the total purchase consideration agreed to be paid by PIMY to Reach-MY in connection with the said acquisition. Pursuant to the Sale of Business Agreement-MY, a Deed of Assignment was also executed on 11 November 2002 for the assignment of the relevant customers contracts by Reach-MY to PIMY.

  A Master Services Agreement dated 11 November 2002 between the Company and Reach Global Services Limited whereby the Company, on behalf of the Group had agreed to acquire a minimum amount of wholesale bandwidth services from the Reach group of companies.

Franchise Agreement

The Company and Pacific Internet (Thailand) Limited ("PITH") entered into a Franchise Agreement dated 7 February 2002 pursuant to which PITH obtained the right to use certain intellectual property of the Company for PITH's business.

ITEM 10D. EXCHANGE CONTROLS

There are currently no exchange control restrictions in Singapore. Under Singapore law, there are tax implications on the remittance of dividends to non-resident holders of the Company's securities. See "Item 10E. Taxation - Singapore Tax Considerations" for further details.

ITEM 10E. TAXATION
Singapore Tax Considerations
The following summary is based on current Singapore tax law. The summary does not purport to deal with all aspects of taxation that may be relevant to particular purchasers of Pacific Internet shares in light of their investment or tax circumstances. Prospective purchasers of shares should consult their tax advisers as to the Singapore tax consequences of the purchase, ownership and disposition of shares.

Taxation of Dividends - Imputation System
Subject to the following paragraph, dividends paid by Pacific Internet on shares (including distributions in cash, stock dividends or other property), whether made to a shareholder who is a resident or non-resident of Singapore, are not subject to further Singapore withholding taxes.

Under current provisions of the Income Tax Act, Chapter 134 of Singapore, corporate profits earned in the financial year or other basis period ended 2002 are taxed at a rate of 22%. In addition, three-quarters of up to the first S$10,000 of the company's chargeable income, and one-half of up to the next S$90,000 are exempt from corporate tax. This partial exemption is not applicable to Singapore dividends received by companies.

Before 1 January 2003 (and to a certain extent between 1 January 2003 and 31 December 2007), pursuant to the transitional rules for the new one-tier corporate tax system (see - "Taxation of Dividends - New One-Tier Corporate Tax System"), the imputation system of corporate taxation applied in Singapore. Under the imputation system of taxation, the tax paid on the profits by a resident company is imputed to the shareholders when they receive the after tax profits as dividends. Thus, the shareholders receive dividends ("Franked Dividends") net of the tax paid by Pacific Internet. Franked Dividends received by either a resident or a non-resident of Singapore are not subject to withholding tax.

A holder of shares who is not resident in Singapore is taxed on Franked Dividends at the corporate income tax rate. As the tax paid by Pacific Internet on the profits is imputed to the shareholders at the normal corporate tax rate, no further Singapore income tax will be imposed on the net dividends received by a non-resident holder of shares and the non-resident holder will not receive any tax refund from the Inland Revenue Authority of Singapore.

55
A corporation will be regarded as resident in Singapore if the control and management of its business is exercised in Singapore. An individual will be regarded as resident in Singapore in a year of assessment, if, in the preceding year, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he resides in Singapore.

Taxation of Dividends - New One- Tier Corporate Tax System
The one-tier corporate system became effective from 1 January 2003 (subject to certain transitional tax rules). Under this system, the tax collected on corporate profits is final and dividends (One-tier Dividends) paid by a Singapore resident company will be tax exempt in the hands of a shareholder, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. One-tier Dividends received by either a resident or a non-resident of Singapore are not subject to withholding tax.

Companies may have unutilized dividend franking credits as at 31 December 2002. To enable companies to make use of the unutilized dividend franking credits as at 31 December 2002, there will be a five-year transitional period from 1 January 2003 to 31 December 2007 for such companies to remain on the imputation system for the purposes of paying Franked Dividends out of its unutilized dividend franking credits as at 31 December 2002.

Accordingly, so long as Pacific Internet has not moved to the one-tier corporate tax system, shareholders may continue to receive Franked Dividends with credits attached under the imputation system of taxation.

Dividend vouchers issued by Pacific Internet will distinguish between Franked Dividends and normal tax exempt dividends not being exempt dividends under the one-tier system. If Pacific Internet has fully utilized the dividend franking credits or if it elects to move to the one-tier corporate tax system at an earlier date, the dividend vouchers issued by Pacific Internet will distinguish between normal tax exempt dividends and exempt dividends under the one-tier system.

Disposition of Shares

Under current Singapore tax law, there is no tax on capital gains, and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a trade in shares in Singapore, in which case, the disposal profits would be construed to be of an income nature and subject to tax as trade profits rather than capital gains.

Singapore Estate Duty

Previously, movable property of individuals not domiciled in Singapore was subject to Singapore estate duty. However, on 3 May 2002, the Minister for Finance announced in the fiscal year 2002 budget that movable property of individuals not domiciled in Singapore will be exempt from Singapore estate duty.

Singapore estate duty is imposed on the value of most immovable property situated in Singapore and on most movable property, wherever it may be situated, owned by the individuals who are domiciled in Singapore, subject to specific exemption limits. The shares of Pacific Internet are considered to be situated in Singapore as it is a company incorporated in Singapore.

Thus, a holder of such shares who is domiciled in Singapore will be subject to Singapore estate duty upon his or her death. Singapore estate duty is payable to the extent that the value of the shares (or in aggregate with any other assets, subject to Singapore estate duty) exceeds S$600,000. Any such excess will be taxed at a rate of 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate of 10%.

United States Federal Income Taxation
The following is a summary of the principal United States federal income tax consequences under present law of an investment in the shares. This summary applies only to investors that hold the shares as capital assets and that have the U.S. dollar as their functional currency. It is also assumed that no U.S. holder (as defined below) owns 10% or more of the outstanding shares of the Company.

Except as discussed below, the Company believes, and the discussion therefore assumes, that it is not and will not become a passive foreign investment company for United States federal income tax purposes. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES.
56
As used herein, the term ''U.S. holder'' means a beneficial owner of shares that is (i) a United States citizen or resident, (ii) a corporation or partnership organized under the laws of the United States or any political subdivision thereof, or (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in section 7701(a)(30) of the United States Internal Revenue Code of 1986, as amended (the ''Code'') or has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person. The term ''non-U.S. holder'' refers to any other beneficial owner of shares.

U.S. Holders
Dividends and Other Distributions
Distributions with respect to the shares (other than certain pro rata distributions of shares) generally will be includible in the gross income of a U.S. holder as ordinary income when the dividends are received by the holder to the extent paid out of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. The dividends generally will be foreign source income and generally will be either "passive income" or "financial services income" for United States foreign tax credit purposes. Effective January 1, 2003, dividends paid by "qualified foreign corporations (non-U.S. corporations) will be eligible for reduced tax rates ranging from 5% to 15%. Qualified foreign corporations include foreign corporations that are eligible for benefits of a comprehensive income tax treaty with the U.S. that contains an information exchange program, and foreign corporations whose stock is readily tradable on an established U.S. securities market. To the extent, if any, that the amount of any such distribution exceeds the Company's current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of the U.S. holder's tax basis in its shares to the extent thereof, and then, to the extent in excess of such tax basis, as capital gain. Dividends paid in Singapore dollars will be includible in a U.S. dollar amount based on the exchange rate in effect on the date of receipt by the holder of shares, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss recognized on a subsequent sale or conversion of the Singapore dollars for a different amount generally will be United States source ordinary income or loss. Distributions to U.S. holders of property other than cash will be the fair market value of such property on the date of distribution.

A U.S. holder will not be eligible for a foreign tax credit against its United States federal income tax liability for Singapore taxes paid by the Company and deemed under Singapore law to have been paid by the shareholders of the Company.

Capital Gains
A U.S. holder will recognize taxable gain or loss on any sale or exchange of a share in an amount equal to the difference between the amount realized for the share and the U.S. holder's basis in the share. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders, including individuals, derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder will generally be treated as United States source gain or loss for United States foreign tax credit purposes.

Passive Foreign Investment Company
The Company does not believe that it is a passive foreign investment company (a ''PFIC'') for United States federal income tax purposes and expects to continue its operations in such a manner that it will not become a PFIC in the future. In making the determination that it is not a PFIC, the Company is relying on its projected acquisition and capital expenditure plans for the current and future taxable years. If the Company's actual acquisition and capital expenditure plans do not follow the projected schedule, it is likely that the Company will become a PFIC. The determination of whether the Company is a PFIC is made annually and thus is subject to change. In general, the Company will be a PFIC for any taxable year if either (i) at least 75% of the Company's gross income is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. The Company will notify U.S. holders if it determines that it has become a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. holder held shares, the U.S. holder would be subject to special tax rules with respect to (a) any ''excess distribution'' (generally, any distributions received by the U.S. holder of the shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years, or, if shorter, the U.S. holder's holding period for the shares) by the Company to the U.S. holder and (b) any gain realized on the sale or other disposition (including a pledge) of the shares, unless the mark-to-market election discussed below is made. Under these special tax rules, (i) the excess distribution or gain would be allocated ratably over the U.S. holder's holding period for the shares, (ii) the amount allocated to the current taxable year (and any taxable year prior to the first taxable year in which the Company is a PFIC) would be treated as ordinary income, and (iii) the amount allocated to each of the other years would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year.

57
If the Company were a PFIC in any taxable year, an indirect U.S. holder may be treated as the owner of its proportionate amount of shares actually held by a partnership, trust or PFIC in which it has an interest, or by a corporation if such person owns (directly or indirectly) at least 50% in value of the corporation's shares. Such an indirect U.S. holder must take into income its portion of any excess distribution received by the actual holder or any gain recognized by the actual holder on the shares. An indirect U.S. holder also must treat an appropriate portion of its gain on the sale or disposition of its shares in the actual U.S. holder as gain on the sale of the PFIC shares. A U.S. person may also be attributed shares that it has an option to purchase. If the Company were a PFIC, under these attribution rules U.S. holders may be treated as owners of their proportionate share of any shares in a PFIC held by the Company. The PFIC attribution rules are complex and holders should consult their own tax advisors as to the effect of such rules on their ownership of the shares.

If the Company were a PFIC, a U.S. holder could avoid the application of the special tax and interest charges discussed above if it made a mark-to-market election provided in Section 1296 of the Code for the first taxable year it holds the shares and the Company is a PFIC. Instead, the U.S. holder would be required to include as ordinary income each year in which the Company is a PFIC the excess of the fair market value of the shares over such U.S. holder's adjusted basis in such shares, and would be entitled to deduct as an ordinary loss each year the lesser of (i) the excess of the U.S. holder's adjusted basis in such shares over their fair market value or (ii) the excess of the total amounts included in income in prior years over the total amount of deductions allowed in prior years under these rules. A U.S. holder's adjusted basis in its shares would be increased by the amount of any income inclusions and will be decreased by the amount of any deductions. The mark-to-market election is effective for the taxable year for which the election is made and all subsequent taxable years in which the Company is a PFIC, unless the shares cease to be regularly traded on a national securities exchange or the IRS consents to the revocation of the election. Prospective investors should consult their tax advisors about the desirability of making such a mark-to-market election.

If the Company were a PFIC, the Code provides that a U.S. holder could also avoid the application of the special tax and interest charges discussed above if it made an election to treat the PFIC as a ''qualified electing fund'' under Section 1295 of the Code. The Company, however, does not intend to comply with the requirements necessary to permit a holder to make such an election.

A U.S. holder who owns shares during any year that the Company is a PFIC would be required to file Form 8621 with the Internal Revenue Service ("IRS").
Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules to their shares.
Non-U.S. Holders

A non-U.S. holder generally will not be subject to United States federal income tax on dividends paid by the Company with respect to the shares unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

A non-U.S. holder generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of the shares unless such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, or, in the case of gains recognized by non-U.S. holders who are individuals, such individuals are treated as U.S. tax residents for at least part of a given tax year due to physical presence in the United States.

Effectively connected dividends and gains of a non-U.S. holder generally will be subject to tax in the same manner as dividends and gains received by a U.S. holder. Such dividends and gains realized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional ''branch profits tax'' at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding
In general, information reporting requirements will apply to dividends in respect of shares or the proceeds received on the sale, exchange or redemption of shares paid within the United States (and in certain cases, outside the United States) to U.S. holders other than certain exempt recipients (such as corporations), and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required (after repeated notification by the IRS) to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as credit against the U.S. holder's United States federal income tax liability.

58
In general, information reporting requirements and backup withholding will not apply to non-U.S. holders when the payor is foreign.
U.S. Estate Taxation

An individual holder who is a U.S. citizen or resident (for U.S. estate tax purposes) will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual holder may be entitled to a tax credit against the holder's U.S. estate tax to the extent the individual holder actually pays Singapore estate tax on the value of the shares; however, prospective purchasers should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

ITEM 10F. DIVIDENDS AND PAYING AGENTS
N.A.
ITEM 10G. STATEMENT BY EXPERTS
N.A.
ITEM 10H. DOCUMENTS ON DISPLAY

Documents concerning the Company which are referred to or filed as exhibits in this document may be inspected and copied at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at the prescribed rates. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. In addition, materials filed by the Company with SEC can be inspected at the Company's offices at 89 Science Park Drive, #02-05/06, The Rutherford, Singapore 118261.

ITEM 10I. SUBSIDIARY INFORMATION
N.A

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group presently does not have a hedging policy with respect to foreign exchange transactions and has no exposure to derivative financial instruments. Most of its expenses and revenues are incurred in Singapore dollars (except for PSL, PIA, PIPH, PITH, PIMY and PII, whose functional currency is Hong Kong dollars, Australian dollars, the Philippine Pesos, Thai Baht, Malaysian Ringgit and Indian Rupees, respectively), which is its functional currency. In other markets in which the Group operates, revenues are generated in the same currency in which its expenses are incurred. Any depreciation in the currencies of markets in which the Group operates relative to Singapore dollars could have a material adverse effect on the Group. Impositions of exchange control regulations restricting the conversion of such currencies into Singapore dollars could also adversely affect the Group. The Group realized a net exchange loss of approximately S$0.7 million (US$0.4 million) for the year ended December 31, 2002. The gain or loss relates to translations of Hong Kong dollars and Australian dollars and the Philippine Pesos into Singapore dollars for the purpose of consolidating results from PSL, PIA and PIPH was recorded as other comprehensive income (loss).

Certain of the Group's international transmission capacity charges are denominated in U.S. dollars, and purchase orders for certain equipment may from time to time be denominated in U.S. dollars. Although from time to time the Group may evaluate the appropriateness and effectiveness of hedging such risks, the Group currently does not plan to enter into hedging transactions with respect to these foreign currency risks.

The Company obtains additional financing through short-term bank borrowings. Surplus funds are placed with reputable banks. The Company also has long-term loans receivable from related companies. As of December 31, 2002, our exposure to interest rate risk was relatively low in view of the low outstanding debt obligations the Group has. Further information relating to the Company's interest rate exposure is also disclosed in "Item 18. Financial Statements".

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

N.A.
59

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

N.A.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

N.A.

ITEM 15.  CONTROLS AND PROCEDURES

Within 90 days prior to the date of filing of this Annual Report, the Group carried out an evaluation, under the supervision and with the participation of the Group's management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Group's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14 (c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Group in the reports which the Group files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the US Securities Exchange Commission (SEC)'s rules and forms and are operating in an effective manner.

There have been no significant changes in the Group's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Group completed its evaluation.

ITEM 16.  [RESERVED]

N.A.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
N.A
ITEM 16B. CODE OF ETHICS
N.A
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
N.A
60

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Group has responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors :
  Report of Independent Auditors to the Board of Directors and Shareholders of Pacific Internet Limited
  Report of Independent Public Auditors to the Stockholders and Board of Directors of PIPH
  Consolidated Balance Sheets as at December 31, 2001 and 2002
  Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2000, 2001 and 2002
  Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002
  Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, 2001 and 2002
  Notes to Consolidated Financial Statements

ITEM 19.  EXHIBITS

The following exhibits are part of this Annual Report:
1.1	Memorandum and Articles of Association of Pacific Internet(1)
2.1	Specimen certificate representing Pacific Internet shares(7)
4.1	1998 Employees' Share Option Plan(2)
4.2	Tenancy Agreement between Giant Manor Investment Limited and Hong Kong Supernet Limited (now known as Pacific Supernet Limited) dated January 15, 1999(4)
4.3	Agreement for the Provision of Facilities Housing Service dated January 19, 1999 between Hong Kong Telecom CSL Limited and Hong Kong Supernet Ltd (now known as Pacific Supernet Limited)(3)
4.4	GlobInternet Service Agreement for the provision of Teleglobe of Service dated February 16, 1999 between Pacific Internet Philippines, Inc. and Teleglobe International Corporation(7)
4.5	First Amendment as of February 4, 2000 to the GlobInternet Service Agreement dated February 16, 1999 between Pacific Internet Philippines, Inc. and Teleglobe International Corporation(7)
4.6	Agreement for the Shared and Non-Guaranteed Internet Access Service between Hong Kong Telecom CSL Netplus and Hong Kong Supernet Limited (now known as Pacific Supernet Limited) dated February 25, 1999(4)
4.7	Lease of Units 67, 69, 71, 73, 74 and 78 on the 5th Floor of Hong Kong International Trade & Exhibition Centre dated March 19, 1999 by the International Trademart Company Limited to Hong Kong Supernet Ltd (now known as Pacific Supernet Limited)(2)
4.8	Lease Agreement between International Trademart and Hong Kong Supernet Ltd (now known as Pacific Supernet Limited), to lease a showroom office at Hong Kong International Trade & Exhibition Centre(4)
4.9	Shareholders' Undertaking dated May 19, 1999 between Sembawang Ventures Pte Ltd, SIM Ventures Pte Ltd and Pacific Internet (4)
61
4.10	Agreement for the Purchase of Business of Mira Networking Pty Ltd dated May 20, 1999 between Pacific Internet (Australia) Pty. Limited and Mira Networking Pty Ltd(6)
4.11	Contract of Lease for Unit 301, a condominium unit on the 3rd Floor of First Abacus Financial Center along Samar Loop corner Panay Road, Cebu Business Park, Cebu City dated June 10, 1999 between Pacific Internet Philippines, Inc. and Sun Life Assurance Company of Canada(7)
4.12	Agreement for the Purchase of Zip World Pty Ltd dated June 11, 1999(6)
4.13	Service to the Internet Information Exchange Centre contract no. 019 dated June 23, 1999 between World Net & Services Co., Ltd and The Communications Authority of Thailand (in Thai)(7)
4.14	Telstra Wholesale Form of Agreement dated June 28, 1999 between Pacific Internet (Australia) Pty. Limited and Telstra Corporation Limited for the provision of Telecommunication services(7)
4.15	Agreement for the Purchase of Pacific Supernet Limited dated June 28, 1999 between Pacific Supernet Pte Ltd and Pacific Internet(7)
4.16	Agreement for the provision of earth station and microwave link dated June 28, 1999 between Pacific Internet Philippines, Inc. and Philippine Communications Satellite Corporation(7)
4.17	Contract of Lease for a portion of the 3rd Floor of the Guevara Building, located at Estrella St., Poblacion, Malolos, Bulacan dated July 5, 2000 between Pacific Internet Philippines, Inc. and Teresita Guevara(7)
4.18	Contract of Lease for the premises located at the 2nd Floor of the building designated as Rm 205-206 of Melta Building located at Aguinaldo Highway, corner Sampaguita Village I, Imus, Cavita dated July 29, 1999 between Pacific Internet Philippines, Inc. and Victor M. Bautista(7)
4.19	Telecommunications Switching Services and Facilities Agreement dated October 20, 1999 between Pacific Internet and Teleglobe International Corp(6)
4.20	1999 Share Option Plan(5)
4.21	Agreement for the Purchase of the Business of Kralizec Pty Ltd dated December 17, 1999 between Pacific Internet (Australia) Pty. Limited Kralizec Pty Ltd, Nick Andrew and Nancy Masami Andrew(6)
4.22	Deed of Variation of Sale of Business Agreement dated January 19, 2000 between Pacific Internet (Australia) Pty. Limited, Kralizec Pty Ltd, Nick Andrew and Nancy Masami Andrew(7)
4.23	Globesat Service Lease Contract dated December 21, 1999 between World Net & Services Co., Ltd and The Communications Authority of Thailand (in Thai) together with the Application-cum-Agreement for SingTel Internet Exchange Service(7)
4.24	Agreement for the Purchase of the Business of Hub Communications Pty Ltd dated December 17, 1999(6)
4.25	Agreement for the Purchase of Hunterlink Pty Ltd dated January 3, 2000(7)
4.26	UULink ATM Service Agreement for the provision of ATM service between UUNet Hong Kong Limited and Pacific Supernet Limited dated January 5, 2000(6)
4.27	Agreement for the sale and purchase of the issued share capital of I.T Star Co., Ltd dated January 10, 2000 between Pacific Internet, Pacific Digiway Limited, Wong Fan Voon and Saran(6)
4.28	Amendment Agreement dated March 5, 2000 to the Agreement for the sale and purchase of the issued share capital of I.T Star Co., Ltd dated January 10, 2000 between Pacific Internet, Pacific Digiway Limited, Wong Fan Voon and Saran(7)
4.29	Lease Proposal for Unit G-26, Tech Park Mall, Lower Ground Floor in International Tech Park, Bangalore dated January 11, 2000 signed by Information Technology Park Ltd and Pacific Internet India Private Ltd(6)
4.30	Globestat Service Lease Contract dated January 24, 2000 between World Net & Services Co., Ltd and The Communications Authority of Thailand (in Thai)(7)
62
4.31	Lease Contract for Units 1903-1905 and Units 1901-1902 located at the 19th Floor of the Taipan Place dated February 1, 2000 between Pacific Internet Philippines, Inc., Einstee Relty, Inc. and Wranco Jean International, Inc.(7)
4.32	ISP Participation Agreement dated March 22, 2000 between Pacific Supernet Limited and Internet Mpas Limited(7)
4.33	Internet Roaming Service Agreement dated March 24, 2000 between Pacific Internet and iPass, Inc(7)
4.34	Amendment no. 1 dated July 25, 2000 to the Internet Roaming Service Agreement dated 24 March 2000 between Pacific Internet and iPass, Inc(7)
4.35	Contract of Lease for the wing porting of the Second Floor of J. Alcasid Business Center along the National Highway, Crossing, Barrio Real, Calamba, Laguna dated March 31, 2000 between Pacific Internet Philippines, Inc. and J. Alcasid Realty & Development, Inc(7)
4.36	Licence to Provide Facilities-Based Operations dated April 1, 2000 granted by the Infocommunications Development Authority of Singapore(7)
4.37	Agreement dated April 28, 2000 for the Sale and Purchase of the Business of Safe & Mansfield Travel Group Pte Ltd(7)
4.38	Master Deed of Assignment dated May 4, 2000 between Safe2Travel.com Pte Ltd and Safe & Mansfield Travel Group Pte Ltd(7)
4.39	Offer from Pan Asia Business Services to Pacific Internet India for office space at Bangalore dated May 10, 2000(7)
4.40	Wholesale Master Services Agreement dated May 15, 2000 between Pacific Internet and MCI WorldCom Asia Pte Ltd(7)
4.41	Letter of Amendment to the Wholesale Master Services Agreement dated May 15, 2000 between Pacific Internet and MCI WorldCom Asia Pte Ltd(7)
4.42	Contract of Lease for the mezzanine floor of RL Building located at 143 P. Purgos St. corner Silang Street, Batangas City dated May 26, 2000 between Pacific Internet Philippines, Inc. and spouses Rolando B. Ada and Lucila L. Ada(7)
4.43	Loan Agreement dated May 22, 2000 between TravelFusion.com Limited and Safe2Travel.com Pte Ltd(7)
4.44	Loan Agreement dated May 22, 2000 between Safe2Travel.com Pte Ltd and Asia-Pacific Retail Concepts Pte Ltd(7)
4.45	Loan Agreement dated May 22, 2000 between Safe2Travel.com Pte Ltd and Safe & Mansfield Travel Group Pte Ltd(7)
4.46	Agreement for Digital Data Services dated May 29, 2000 between Pacific Supernet Limited and Cable & Wireless HKT Telephone Limited(7)
4.47	Passenger Sales Agency Agreement dated June 1, 2000 between Safe2Travel.com Pte Ltd and IATA(7)
4.48	Acceptance of Offer to Lease dated June 2, 2000 between Safe2Travel.com Pte Ltd and Singapore Technologies Holdings Pte Ltd for the lease of 3 Lim Teck Kim Road #01-04, Singapore 088934(7)
4.49	Acceptance of Offer to Lease dated June 2, 2000 between Safe2Travel.com Pte Ltd and Singapore Technologies Holdings Pte Ltd for the lease of 3 Lim Teck Kim Road #02-02, Singapore 088934(7)
4.50	Disclosure Letter dated June 19, 2000 between Safe2Travel.com Pte Ltd and Safe & Mansfield Travel Group Pte Ltd(7)
4.51	Lease Agreement of Office No. 3 and 13 on upper ground floor & third floor respectively on Rachana Trade Estate at Law College Road, Erandawana, Pune dated June 21, 2000 between Pacific Internet India and Rachana Associates(7)
63
4.52	A-Bone VPN Service Partnership Agreement dated June 27, 2000 between Pacific Supernet Limited and Asia Internet Holding Co., Ltd(7)
4.53	Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc(7)
4.54	Addendum to Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc(7)
4.55	Agreement dated August 28, 2000 for the Conveyance of Telecommunications Traffic between Pacific Internet and World Navigation (BVI) Limited(7)
4.56	Facilities Management Services Agreement dated August 29, 2000 between Pacific Supernet Limited and New T&T Hong Kong Limited(7)
4.57	High Speed International Circuit Service Lease Contract dated September 7, 2000 between The Communications Authority of Thailand and World Net & Services Co., Ltd (in Thai)(7)
4.58	Contract of Lease for a portion of the roof deck of the common areas of First Abacus Financial Center for the purposes of installing a microwave antennae dated September 7, 2000 between Pacific Internet Philippines, Inc. and First Abacus Financial Center Condominium Corporation(7)
4.59	Lease Contract for Units 301-302 located at the 3rd Floor of the Taipan Place dated September 13, 2000 between Pacific Internet Philippines, Inc. and JP Frances Holdings Inc.(7)
4.60	Lease Contract for Unit 201 located at the 2nd Floor of the Taipan Place dated September 13, 2000 between Pacific Internet Philippines, Inc. and JP Frances Holdings Inc.(7)
4.61	Sale and Purchase Agreement dated September 27, 2000 between Pacific Internet, Singapore Cable Vision Pte Ltd, Singapore Telecommunications Ltd, Starhub Pte Ltd, Singapore Communication Investment Pte Ltd and MediaCorp Interactive Pte Ltd(7)
4.62	Broadband Access Service Agreement dated October 9, 2000 between Pacific Internet and Singapore Telecommunications Limited(7)
4.63	Agreement dated October 9, 2000 between Pacific Internet India and Fascel Limited for the provision of bandwidth(7)
4.64	Master Service Agreement dated October 12, 2000 between Pacific Supernet Limited and Level 3 Communications Limited(7)
4.65	International Telecommunications Service Agreement dated November 21, 2000 between Pacific Internet and DiGi Telecommunications Sdn Bhd for the provision of international telecommunications services between Singapore and Malaysia(7)
4.66	Tenancy Agreement for Research Unit(s) at Singapore Science Park dated December 11, 2000 between Pacific Internet and Arcasia for premises at 83 Science Park Drive, #03-04 The Curie, Singapore 118258(7)
4.67	Republic Act No. 8992 entitled "An Act Granting the Primeworld Digital Systems, Inc. (now known as Pacific Internet Philippines, Inc.) a Franchise to Construct, Install, Establish, Operate and Maintain Telecommunications Systems Throughout The Philippines" approved by the President of the Philippines on January 5, 2001(7)
4.68	Sale of Business Agreement dated January 18, 2001 between Safe2Travel.com Pte Ltd and Trident Travels Ltd and Neptune Travel Services Pte Ltd(7)
4.69	Warrant Agreement dated January 18, 2001 between Pacific Internet and Pacfusion.com Limited(7)
4.70	Sale of Business Agreement dated 18 January, 2001 between Pacific Internet and Pacfusion.com Group Holdings Pte Ltd(7)
4.71	Deed of Assignment dated January 18, 2001 between Pacific Internet and Pacfusion.com Group Holdings Pte Ltd(8)
64
4.72	Warrant Agreement dated January 22, 2001 between Pacfusion.com Limited and Mitsubishi Corporation(7)
4.73	Shareholders Agreement dated January 22, 2001 between Pacfusion.com Limited and Mitsubishi Corporation(7)
4.74	Supplemental Shareholders Agreement dated January 22, 2001 between Pacific Internet, Pacfusion.com Limited and Mitsubishi Corporation(7)
4.75	Share Subscription Agreement dated January 22, 2001 between Pacfusion.com Limited and Mitsubishi Corporation(8)
4.76	Agreement for SingTel STIX Service dated February 14, 2001 between Pacific Internet (Australia) Pty. Limited and Singapore Telecom (Australia) Pty. Limited(7)
4.77	Tenancy Agreement dated February 15, 2001 between Pacific Supernet Limited and International Trademart Company Limited(7)
4.78	Global.net Service Agreement dated February 20, 2001 between World Net & Services Co., Ltd and Cable & Wireless IDC Inc. (in Thai)(7)
4.79	International Services Agreement dated February 27, 2001 between Pacific Internet and Edge2net, Inc.(7)
4.80	Joint Venture Agreement dated February 28, 2001 between Pacific Internet, Pacific Internet India Private Limited and Primeast Investments Ltd(8)
4.81	Supplementary Agreement dated February 28, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd (8)
4.82	Management and Technical Assistance Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the provision by Pacific Internet to Pacific Internet India Private Limited of management, supervisory and technical expertise (7)
4.83	License Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the licensing to Pacific Internet India Private Limited of the right to use certain intellectual property of Pacific Internet (7)
4.84	Application for Netplus Internet Services by Pacific Supernet Limited and the Terms and Condition for Cable & Wireless HKT CSL Netplus Internet Services(7)
4.85	Agreement for provision of domestic bandwidth dated 28 February 2001 between Pacific Internet (Australia) Pty. Limited and Cable & Wireless Optus Limited(8)
4.86	Shareholders Agreement dated March 16, 2001 between Pacific Internet, Primeworld Ventures, Inc. and Hyperlink Holdings, Inc for the purpose of re-organizing PW Holding Corporation(7)
4.87	Shareholders Agreement dated March 16, 2001 between Pacific Internet, PW Holding Corporation, Renato A. Yap and Julia Theresa S. Yap for the purpose of re-organizing Pacific Internet Philippines, Inc. (7)
4.88	Deed of Guarantee dated March 19, 2001 between Pacific Internet and Oversea-Chinese Banking Corporation Limited ("OCBC") for credit and banking facilities granted to Safe2Travel.com Pte Ltd(8)
4.89	Continuing Guarantee dated 9 April 2001 between Pacific Supernet Limited and Trilease International Limited for the lease loan on equipment(8)
4.90	Internet Roaming Agreement dated April 27, 2001 between Pacific Internet (Australia) Pty. Limited and GRIC Communications, Inc.(8)
4.91	Payment Plan Agreement dated May 2001 between Pacific Internet and Oracle Corporation Pte Ltd(8)
4.92	Wholesale Master Service Agreement dated June 7, 2001 between Pacific Internet and Starhub Pte Ltd(8)
4.93	Electronic Banking Services Agreement dated August 31, 2001 between Pacific Internet and the Development Bank of Singapore(8)
65
4.94	Loan Agreement dated September 13, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd, along with Guarantee by Gurmukh Singh Thakral of even date securing the loan(8)
4.95	Service Request-cum-Agreement dated September 24, 2001 between Pacific Internet and Singapore Telecommunications Ltd for SingTel Local Asynchronous Transfer Mode (ATM) Service(8)
4.96	ISP Peering Agreement dated October 4, 2001 between Pacific Internet and AT&T Worldwide Telecommunications Services Singapore Pte Ltd(8)
4.97	License Agreement dated October 1, 2001 between Pacific Internet India Private Ltd and Messrs Rachana Associates for the premises known as Office No.3, Upper Ground Floor, Rachana Trade Estate, at CTS No. 105 FP No. 84 Law College Road, Erandawana, Pune(8)
4.98	Collaboration Agreement dated November 19, 2001 between Pacific Internet and Hitachi Systems Pte Limited for delivery of Internet Data Back-up Services(8)
4.99	Accredited Partner Programme Agreement dated December 4, 2001 between Pacfusion Group Holdings Pte Ltd and WorldPay Pte Ltd for the distribution of the Click-and-Build software and payment services(8)
4.100	Franchise Agreement dated February 7, 2002 between Pacific Internet (Thailand) Limited and Pacific Internet relating to the licensing to Pacific Internet (Thailand) Limited of the right to use certain intellectual property of Pacific Internet*
4.101	Banker's Guarantee dated 27 February 2002 issued by United Overseas Bank Limited to Diners Club (Singapore) Pte Ltd for the benefit of Safe2Travel Pte Ltd*
4.102	Amending Agreement No. 9 to the Wholesale Form of Agreement dated 10 September 2002 between Pacific Internet (Australia) Pty. Limited and Telstra Corporation Limited for the provision of Telecommunication services*
4.103	Sale and Purchase of Business Agreement dated 11 November 2002 between Pacific Internet and Reach Internet Services Pte Ltd ("Reach-SG") for the purchase of Reach-SG's retail ISP business assets in Singapore*
4.104	Sale and Purchase of Business Agreement dated 11 November 2002 between World Net & Services Co., Ltd, Reach Communications Services (Thailand) Limited ("Reach-TH") and Pacific Internet for the purchase by World Net & Services Co., Ltd of Reach-TH's retail ISP business assets in Thailand*
4.105	Sale and Purchase of Business Agreement dated 11 November 2002 between Pacific Internet (Malaysia) Sdn. Bhd., Reach Internet Services (MSC) Sdn Bhd ("Reach-MY") and Pacific Internet for the purchase by Pacific Internet (Malaysia) Sdn. Bhd of Reach-MY's retail ISP business assets in Malaysia*
4.106	Master Services Agreement dated 11 November 2002 between Pacific Internet and Reach Global Services Limited for the purchase of bandwidth*
4.107	Master Deed of Assignment dated 11 November 2002 between Pacific Internet and Reach Internet Services Pte Ltd*
4.108	Master Deed of Assignment dated 11 November 2002 between World Net & Services Co., Ltd and Reach Communications Services (Thailand) Limited*
4.109	Master Deed of Assignment dated 11 November 2002 between Pacific Internet (Malaysia) Sdn. Bhd. and Reach Internet Services (MSC) Sdn Bhd*
4.110	Deed of Ratification and Accession cum Amendment dated 6 January 2003 between Pacific Internet India Private Limited, Pacific Internet, Glade Trading Company Private Limited and Primeast Investments Ltd*
4.111	Supplementary Agreement dated 6 January 2003 between Pacific Internet and Thakral Brothers (Pte) Ltd*
6.1	Computation of earnings per share@
8.1	List of significant subsidiaries*
12.1	Audit Committee Charter of Pacific Internet(7)
12.2	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
12.3	Consent of Ernst & Young*

66
(1)	Incorporated by reference to the exhibits of the registrant's registration statement on Form F-1, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-9654).
(2)	Incorporated by reference to the exhibits of the registrant's registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-10242).
(3)	Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F as filed under the Securities Exchange Act of 1934, with the Commission on March 25, 1999 (Commission File No.000-29938).

(4)	Incorporated by reference to the exhibits of the registrant's registration statement on Form F-1 filed under the Securities Act of 1933 with the Commission (Commission File No 333-10356).
(5)	Incorporated by reference to the exhibits of the registrant's registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission on November 12, 1999 (Commission File No. 333-11122).

(6)	Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F as filed under the Securities Exchange Act of 1934, with the Commission on May 16, 2000 (Commission File No. 000-29938).

(7)	Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2001 (Commission File No. 000-29938).

(8)	Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2002 (Commission File No. 000-29938).

*	To be filed herewith
@	See "Item 18. Financial Statements - Consolidated Statements of Operations and Comprehensive Income for years ended December 31, 2000, 2001 and 2002"
SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
PACIFIC INTERNET LIMITED
By :	/s/ Tan Tong Hai
Name:	Tan Tong Hai
Title:	President and Chief Executive Officer
Date:	May 31, 2003
67
CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Tan Tong Hai, certify that:

  I have reviewed this Annual Report on Form 20-F of Pacific Internet Limited;

  Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

  Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;
b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and
c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
  The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 31, 2003
/s/ Tan Tong Hai
Tan Tong Hai
President and Chief Executive Officer
68
CERTIFICATION BY THE CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Tan Hwee Siang Nancy, certify that:

  I have reviewed this Annual Report on Form 20-F of Pacific Internet Limited;

  Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

  Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;
b)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and
c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
  The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 31, 2003
/s/ Tan Hwee Siang Nancy
Tan Hwee Siang Nancy
Chief Financial Officer

ANNEX A
GLOSSARY OF INTERNET TERMS & SERVICES PROVIDED BY THE GROUP
A-Bone	A regional Backbone in Asia operated by AIH in Japan.
ADSL (Asymmetric Digital Subscriber Line)	A technology that lets you transmit data over telephone lines faster - as much as 7 million bps - in one direction than in the other.
ATM (Asynchronous Transfer Mode)	An information transfer standard that is one of a general class of packet technologies that relay traffic by way of an address contained with the first five bytes of a standard fifty-three-byte-long packet or cell. The ATM format can be used by many different information systems, including local area networks, to deliver traffic at varying rates, permitting a mix of voice, data and video (multimedia).

Backbone	A high-speed communications link that connects smaller, independent networks.
Band	A range of frequencies between two defined limits.
Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

bps (bits per second)	A measure of how fast data is transmitted. Often used to describe modem speed.
Cache	A special high-speed storage mechanism or a reserved section of main memory.
Capacity	Refers to transmission.
Carrier	A provider of communications transmission services by fiber, wire or radio.
Chat	To talk (or type) real-time to other network users from any and all parts of the world. Chatting requires an Internet Relay Chat (IRC) program like mIRC or Microsoft Chat.
Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DirectPaging	Allows anyone on the Internet to send an instant numeric or text message of up to 300 characters directly from the web. Because DirectPage is offered through the Internet, others can page the subscriber from anywhere in the world without having to pay long distance charges.

DirectSMS	Allows a subscriber to send a short message of up to 158 characters to a cellular or mobile telephone in Singapore.
Domain	Part of the official name of a computer on the Internet - for example.
E1	Also known as CEPT1, the 2.048 Mbps rate used by a European CEPT carrier to transmit 30 64 kbps digital channels for voice or data calls, plus a 64 kbps signaling channel and a 64 kbps channel for framing and maintenance.

A-1
E-commerce	Electronic commerce utilizing the Internet.
Electronic mail or e-mail	An application that allows a user to send or receive messages to or from any other user with an Internet address, commonly termed an e-mail address.
EmailPaging	Pages a subscriber upon receipt of an e-mail on the Group's network and allows the subscriber to read up to 300 characters of an e-mail, regardless of the pager service or type of pager.
EmailSMS	Enables a subscriber to receive short e-mail text messages of up to 158 characters on a cellular or mobile telephone.
Extranet	An Internet technology used to connect a company with its customers and business partners.
FTP (File Transfer Protocol)	A protocol that allows file transfer between a host and a remote computer.
Firewall	A computer system that connects a local network to the Internet and, for security reasons, lets only certain kinds of messages in and out.
Frame Relay	A high-speed, data-packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 64 kilobits per second to 2 megabits per second. This service is well suited for connecting local area networks, but is not presently well suited for voice and video applications due to the variable delays that can occur. Frame Relay was designed to operate at high-speeds on modern fiber optic networks.

Gateway	A computer that connects one network with another, where the two networks uses different Protocols.
Global Roaming	Allows a subscriber in Singapore, Hong Kong and the Philippines to access their Internet accounts while on the road without incurring expensive long distance access charges. Subscribers have remote access to their Internet accounts from more than 2,700 locations in over 150 countries, with access charges limited to the cost of a local call.

Hit	An action on a website such as when a user views a page or downloads a file.
Home page	The entry page, or main page, of a website.
Host	A computer on the Internet.
Hub	A location within a network where there is an agglomeration of links and equipment through which traffic is routed to other points in the Internet.
ICP (Internet Content Provider)	A company that develops and provides content and information on the Internet.
Internet	An open global network of interconnected commercial, educational and governmental computer networks that utilize a common communications protocol, TCP/IP
Internet telephony, IP telephony or VOIP (Voice-over Internet Protocol)	A technology which uses the Internet for the delivery of services normally associated with the telephone network, including long-distance or international real-time voice calls.
A-2
IP (Internet Protocol)	Originally developed by the U.S. Department of Defense to support inter-working of dissimilar computers across a network. This Protocol works in conjunction with TCP and its usually identified as TCP/IP.

ISDN (Integrated Services Digital Network)	A digital network that combines voice and digital network services through a single medium, making it possible to offer subscribers digital data services as well as voice connections.
ISP (Internet Service Provider)	A company that provides businesses and individuals with access to the Internet.
Interconnect	Connection of a telecommunications device or service to the PSTN.
Internet Consulting	Desktop, server and network configuration; Intranet and Extranet design and implementation; website design; consulting on the implementation of ''firewalls'' and other security structures; development of ''turnkey'' solutions for electronic commerce and other Internet business applications. The Group provides these services in Singapore directly through a team of experienced engineers and programmers, and in Hong Kong and the Philippines through a select group of independent consultants whom the Group regards as strategic partners. The Group will continue to evaluate whether it is appropriate to establish in-house capabilities in Hong Kong and the Philippines.

Intranet	A private version of the Internet that lets people within an organization exchange data by using popular Internet tools, such as browsers.
Kbps	Kilobits per second, which is a measurement of speed for digital transmission expressed in thousands of bits per second.
kilo-	Prefix meaning one thousand (1,000) or often, with computers, 1,024.
LAN (Local Area Network)	A network designed to move data between stations within a relatively small geographic area.
Leased Line	Telecommunications line dedicated to a particular customer along a predetermined route.
Mbps	Megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.
Mega-	Prefix meaning one million (1,000,000).
MegaPOP	A central, large-scale point of presence which hosts all of the major network infrastructure.
Modem	A piece of equipment that connects a computer to a data transmission line (typically a telephone line).
Multiplexing	An electronic or optical process that combines a large number of lower speed transmission lines into one high-speed line by splitting the total available bandwidth into narrower bands (frequency division), or by allotting a common channel to several different transmitting devices, one at a time in sequence (time division).

A-3
On-line Commerce	Turnkey, low-cost solutions for the implementation of a true, database-driven Internet store that corporate customers may locate in the Group's Pacific Internet Mall, an on-line mall offering merchandise that may be purchased by placing an order through the Pacific Internet network via an on line credit card transaction. The Group has developed proprietary systems that enable it to ''lease space'' in the mall to businesses to advertise and sell their products and services. The Group plans to provide these services in Singapore through in-house capabilities, and in Hong Kong and the Philippines through in-house capabilities and strategic partners.

On-line services	Commercial information services that offer a computer user access through a modem to specific menus of information, entertainment and communications data. These services are generally closed systems and many offer limited, if any, Internet access.

Page-views	Refers to a Hit on an HTML (Hyper Text Markup Language) page (access to non-HTML documents are excluded).
Peering	The commercial practice under which nationwide ISPs exchange each other's traffic without the payment of settlement charges.
POPs	Points of Presence.
Portal	A principal entry point and gateway for surfing the Internet that provides useful web-related services and links.
Protocol	A formal description of message formats and the rules two or more machines must follow in order to exchange such messages.
Router	A device that receives and transmits data packets between segments in a network or different networks.
Server	Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. In addition, such term means the computer on which server software runs.

SLIP (Serial Line Interface Protocol)	A communications protocol that allows direct, dial-up access to the Internet over phone lines.
Switch	A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.

T0, T1, T3	Standard telecommunications industry digital signal formats, which distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). T0 service has a bit rate of 64 kilobits per second and typically transmits only one voice conversation at a time. T1 service has a bit rate of 1.544 megabits per second and typically transmits 24 simultaneous voice conversations. T3 service has a bit rate of 45 megabits per second and typically transmits 672 simultaneous voice conversations.

TCP/IP (Transmission Control Protocol/ Internet Protocol)	A compilation of network-level and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.
A-4
WAN (Wide Area Network)	This is a network which spans a large geographic area relative to office and campus environment of LAN. WAN is characterized by having much greater transfer delays due to laws of physics.
Web caching	High-speed storage mechanism for web content.
WebFAX	Allows a subscriber in Singapore to send faxes to any fax machine in Singapore via the Internet using standard web browsers or mail applications. The fax recipient does not need to have a Pacific Internet or other Internet account.

Webserver	A server connected to the Internet from which Internet users can obtain information.
World Wide Web or web	A network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound.
A-5

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Pacific Internet Limited

We have audited the accompanying consolidated balance sheets of Pacific Internet Limited as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Primeworld Digital Systems, Inc. (subsequently known as Pacific Internet Philippines, Inc.), a subsidiary, which statements reflect total assets constituting 9% in 2001, and total revenues constituting 9% in 2001 of the related consolidated totals. Those statements were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated January 15, 2002, expressed an unqualified opinion on those statements, and our opinion, insofar as it relates to 2001 data included for Primeworld Digital Systems, Inc., is solely based on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Internet Limited at December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Ernst & Young
ERNST & YOUNG

Singapore
February 28, 2003

Report of Independent Public Accountants The Stockholders and the Board of Directors Primeworld Digital Systems, Inc.	SyCip Gorres Velayo & Co 6760 Ayala Avenue 1226 Makati City Philippines Tel 632 891 0307 Fax 632 819 0872 www.sgv.com.ph

We have audited the accompanying balance sheets of Primeworld Digital Systems, Inc. as of December 31, 2001 and 2000, and related statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primeworld Digital Systems, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

Certain accounting practices used by the Company in preparing the accompanying financial statements conform with the accounting principles generally in the Philippines, but do not conform with the accounting principles generally accepted in the United States. A description of these differences and a reconciliation of net loss and stockholders’ equity to the accounting principles generally accepted in the United States are set forth in Note 19 to the financial statements.

/s/ Sycip Gorres Velayo & Co
January 15, 2002

THIS IS A COPY OF AN ACCOUNTANTS’ REPORT PREVIOUSLY ISSUED BY SYCIP GORRES VELAYO & CO. THIS REPORT HAS NOT BEEN REISSUED BY SYCIP GORRES VELAYO & CO.

CONSOLIDATED BALANCE SHEETS (Singapore and U.S. Dollar Amounts in Thousands, except Share Data) ASSETS
		December 31,
		2001	2002	2002
	Note	S$	S$	US$
Current assets:
Cash and cash equivalents		24,001	35,179	20,274
Short term investments	5	-	250	144
Accounts receivable, net of allowance for doubtful accounts of S$4,283 and S$5,133 (US$2,958) at December 31, 2001 and 2002, respectively		33,006	29,059	16,747
Receivables from related parties	6	8,223	5,302	3,056
Inventories		164	482	278
Prepaid expenses and other current assets	7	3,001	2,840	1,637
Loan receivable	13	549	111	64
Deferred income taxes	20	2,328	1,288	742

Total current assets		71,272	74,511	42,942

Non-current assets:
Investments in unconsolidated subsidiaries and affiliates	8	20	2	1
Long term investments	9	349	202	116
Fixed assets and website development costs - net	10	26,179	21,121	12,172
Intangible assets	11	2,994	1,224	705
Goodwill	12	25,330	26,344	15,182
Loan receivable from unconsolidated affiliates	14	4,767	4,987	2,874
Deposits and other assets		1,239	977	563
Deferred income taxes	20	941	646	372

Total non-current assets		61,819	55,503	31,985

Total assets		133,091	130,014	74,927

See accompanying notes

CONSOLIDATED BALANCE SHEETS (Singapore and U.S. Dollar Amounts in Thousands, except Share Data) LIABILITIES AND SHAREHOLDERS’ EQUITY
		December 31,
		2001	2002	2002
	Note	S$	S$	US$
Current liabilities:
Bank borrowings	15,16	3,920	3,236	1,865
Accounts payable		10,903	12,730	7,337
Payables to related parties	17	19,426	12,507	7,208
Accrued expenses and other liabilities	18	23,522	23,706	13,662
Deferred income	19	3,162	2,263	1,304
Current portion of capital lease obligations with related parties	21	227	-	-
Current portion of capital lease obligations with unrelated parties	21	452	498	287
Income tax payable		2,074	3,186	1,836

Total current liabilities		63,686	58,126	33,499

Non-current liabilities:
Capital lease obligations with unrelated parties, less current portion	21	587	810	467
Deferred income	19	40	-	-
Deferred income taxes	20	3,272	2,410	1,388

Total non-current liabilities		3,899	3,220	1,855

Commitments	21

Minority interest		3,598	2,760	1,590

Shareholders' equity
Ordinary shares, S$2 par value; authorized 25,000,000 shares, issued and outstanding 12,815,066 and 12,815,066 shares at December 31, 2001 and 2002, respectively		25,631	25,631	14,771
Additional paid-in capital		93,424	92,741	53,447
Accumulated other comprehensive loss		(2,942)	(2,226)	(1,283)
Accumulated deficit		(52,746)	(49,856)	(28,732)
Deferred compensation		(1,459)	(382)	(220)

Total shareholders' equity		61,908	65,908	37,983

Total liabilities and shareholders' equity		133,091	130,014	74,927

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)
		December 31,
		2000	2001	2002	2002
	Note	S$	S$	S$	US$
Revenues
Dial-up access		62,659	69,499	58,421	33,668
Broadband access		2,339	17,923	41,635	23,994
Leased line access		25,219	27,482	25,818	14,879
Value-added services		8,533	9,994	13,012	7,499
Commission revenue		4,293	8,203	9,043	5,212
Other (1)		3,199	7,976	9,101	5,245

Total Gross Revenues		106,242	141,077	157,030	90,497
Toll rebates, net of expired rebates		3,044	-	-	-

		109,286	141,077	157,030	90,497

Operating costs and expenses
Cost of sales		36,862	57,193	64,648	37,257
Selling, general and administrative expenses (2)	4	70,754	68,577	69,382	39,984
Depreciation		7,906	11,135	10,610	6,114
Amortization of goodwill and intangible assets		9,917	9,754	1,587	915
Impairment of fixed assets	10	-	3,332	-	-
Allowance for doubtful accounts receivable	22	2,183	4,522	2,747	1,583

Total operating expenses		127,622	154,513	148,974	85,853

Operating (loss) income		(18,336)	(13,436)	8,056	4,644

Other income (expense)
Interest income		1,930	558	414	238
Interest expense (3)		(360)	(809)	(705)	(406)
Gain on disposal of unquoted investment		1,718	24	-	-
Equity in loss of unconsolidated affiliates		(5,624)	(4,624)	(1,738)	(1,002)
Foreign exchange gain (loss)		545	1,013	(695)	(401)
Others		296	734	919	530

Total other expenses		(1,495)	(3,104)	(1,805)	(1,041)

(Loss) income before income taxes and minority interest		(19,831)	(16,540)	6,251	3,603
Provision for income taxes	20	(2,621)	458	(4,199)	(2,420)

		(22,452)	(16,082)	2,052	1,183
Minority interest in loss of consolidated subsidiaries		47	1,117	838	483

Net (loss) income		(22,405)	(14,965)	2,890	1,666
Other comprehensive (loss) income
Foreign currency translation		(1,231)	(841)	766	442
Unrealized loss (net of income tax of S$16 (US$9)) in available-for-sale securities		-	-	(50)	(29)

Comprehensive (loss) income		$(23,636)	$(15,806)	$3,606	$2,079

Net (loss) income per share:
Basic		$(1.75)	$(1.17)	$0.23	$0.13

Diluted		$(1.75)	$(1.17)	$0.23	$0.13

Weighted average number of ordinary shares outstanding:
Basic		12,794,193	12,815,066	12,815,066	12,815,066

Diluted		12,794,193	12,815,066	12,815,066	12,815,066

(1) Includes sales to:
- former intermediate parent company		21	63	74	43
- affiliated companies		339	541	986	568
(2) Includes management fee paid and payable to (written back from) :- former intermediate parent company	25	1,298	(250)	120	69
(3) Includes interest paid to affiliated company		139	493	429	247

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS (Singapore and U.S. Dollar Amounts in Thousands)
	December 31,
	2000	2001	2002	2002
	S$	S$	S$	US$
Cash flows from operating activities:
Net (loss) income	(22,405)	(14,965)	2,890	1,666
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in loss of unconsolidated affiliates	5,624	4,624	1,738	1,002
Allowance for doubtful accounts receivable	2,183	4,522	2,747	1,583
Depreciation	7,906	11,135	10,610	6,114
Amortization of goodwill and intangible assets	9,917	9,754	1,587	915
Minority interest	(47)	(1,117)	(838)	(483)
Provision (credit) for deferred income taxes	1,012	(2,117)	473	272
Realized gain on disposal of unquoted investment	(1,718)	(24)	-	-
Loss (gain) on disposal of fixed assets	16	149	(34)	(20)
Write-off of fixed assets	438	434	215	124
Impairment of fixed assets	-	3,332	-	-
Amortization of deferred compensation	1,577	1,257	394	227
Deferred government grant	(1,194)	-	-	-
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	(19,898)	1,827	1,200	692
Balances with related parties	3,753	(2,059)	(1,668)	(962)
Inventories, net	116	147	(318)	(183)
Prepaid expenses and other assets	695	(561)	958	552
Accounts payable	9,484	(4,240)	1,827	1,053
Other payables	669	(3,519)	(200)	(115)
Deferred income	(1,801)	338	(96)	(55)
Income tax payable	(1,128)	89	1,112	641

Net cash (used in) provided by operating activities	(4,801)	9,006	22,597	13,023

Cash flows from investing activities:
Acquisition of fixed assets	(14,287)	(7,992)	(5,516)	(3,179)
Investment in unconsolidated affiliates	(4,694)	-	-	-
Proceeds from divestment of unquoted investment	1,943	644	-	-
Proceeds from divestment of subsidiary	-	5,157	-	-
Proceeds from disposal of fixed assets	208	192	246	142
Acquisitions of subsidiaries and businesses, net of cash acquired	(16,346)	-	-	-
Purchase of marketable securities	-	-	(250)	(144)
Purchase of intangible assets	(71)	(154)	(165)	(95)
Web development costs	(816)	(133)	-	-
Release of pledged fixed deposits	-	3,232	-	-
Loan to affiliates	(2,547)	(4,213)	(220)	(127)

Net cash (used in) provided by investing activities	(36,610)	(3,267)	(5,905)	(3,403)

Cash flows from financing activities:
Proceeds from bank borrowings	1,987	864	947	546
Repayment of bank borrowings	-	-	(1,631)	(940)
Repayment of capital lease obligations	-	(907)	(780)	(450)
Repayment of loan from affiliates	(1,170)	-	(4,050)	(2,334)
Proceeds from issuance of ordinary shares	4,971	-	-	-

Net cash provided by (used in) financing activities	5,788	(43)	(5,514)	(3,178)

Net (decrease) increase in cash and cash equivalents	(35,623)	5,696	11,178	6,442

Cash and cash equivalents at beginning of year	53,928	18,305	24,001	13,832

Cash and cash equivalents at end of year	18,305	24,001	35,179	20,274

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	39	771	683	394
Cash paid for income taxes	2,470	1,485	2,649	1,527

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Singapore and U.S. Dollar Amounts in Thousands, except Share Data)
	Ordinary shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Deferred compensation	Total shareholders' equity	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Deferred compensation	Total shareholders equity
		------------------------------------------------ Singapore $ --------------------------------------------						-------------------------------------------------------- US $ -------------------------------------------------
Balance at January 1, 2000	12,643,566	$25,287	$88,761	$(15,376)	$(870)	$(7,041)	$90,761

Net loss	-	-	-	(22,405)	-	-	(22,405)
Issue of shares through the exercise of 1998 ESOP	171,500	344	4,627	-	-	-	4,971
Deferred compensation relating to options	-	-	(2,153)	-	-	2,153	-
Amortization of deferred compensation	-	-	-	-	-	1,577	1,577
Foreign currency translation	-	-	-	-	(1,231)	-	(1,231)

Balance at December 31, 2000	12,815,066	25,631	91,235	(37,781)	(2,101)	(3,311)	73,673

Net loss	-	-	-	(14,965)	-	-	(14,965)
Deferred compensation relating to options	-	-	(595)	-	-	595	-
Amortization of deferred compensation	-	-	-	-	-	1,257	1,257
Gain on deemed disposal of shares of a subsidiary company	-	-	2,784	-	-	-	2,784
Foreign currency translation	-	-	-	-	(841)	-	(841)

Balance at December 31, 2001	12,815,066	25,631	93,424	(52,746)	(2,942)	(1,459)	61,908	14,771	53,841	(30,398)	(1,696)	(841)	35,677

Net income	-	-	-	2,890	-	-	2,890	-	-	1,666	-	-	1,666
Deferred compensation relating to options	-	-	(683)	-	-	683	-	-	(394)	-	-	394	-
Amortization of deferred compensation	-	-	-	-	-	394	394	-	-	-	-	227	227
Unrealized loss (net of income tax of S$16 (US$9)) in available-for-sale securities	-	-	-	-	(50)	-	(50)	-	-	-	(29)	-	(29)
Foreign currency translation	-	-	-	-	766	-	766	-	-	-	442	-	442

Balance at December 31, 2002	12,815,066	$25,631	$92,741	$(49,856)	$(2,226)	$(382)	$65,908	$14,771	$53,447	$(28,732)	$(1,283)	$(220)	$37,983

See accompanying notes

Notes to the Consolidated Financial Statements
December 31,2002
(Amounts presented in thousands of Singapore and US dollars unless otherwise indicated)

1	ORGANIZATION

Pacific Internet Limited ("PIL" or the "Company"), together with its subsidiaries and associated companies, is an Internet service provider ("ISP") in Asia. Incorporated in the Republic of Singapore on March 28, 1995 as Sembawang Media Pte Ltd, it changed its name to Pacific Internet Pte Ltd on March 17, 1998. On November 23, 1998, it was converted to a public company and was listed on NASDAQ on February 5, 1999.

PIL and its consolidated subsidiaries are hereinafter collectively referred to as the "Group".

2	BUSINESS ACQUISITIONS

Singapore

On June 9, 2000, Pacfusion.com Limited (subsequently known as "Pacfusion Limited") was incorporated in Bermuda ("Pacfusion"). Pacfusion currently has an authorized share capital of 262,000,000 shares at par value of US$0.001 each and an issued and paid-up capital of US$64,406.78 divided into 64,406,780 shares of US$0.001 each. The Company currently owns 92.1% of Pacfusion. On April 12, 2000, Pacfusion.com (Singapore) Pte Ltd was incorporated in Singapore and subsequently changed its name to Pacfusion.com Group Holdings Pte Ltd and then to Pacfusion Group Holdings Pte Ltd ("Pacfusion Group Holdings"). Pacfusion Group Holdings' principal activities are that of an investment holding and electronic commerce and portal business. During 2000, Pacfusion.com (Malaysia) Sdn. Bhd. (subsequently known as "Pacfusion (Malaysia) Sdn. Bhd."), Pacfusion.com (Australia) Pty Limited ("PF Australia") and TravelFusion.com Limited ("TravelFusion") were also incorporated in Malaysia, Australia and Bermuda on April 19, 2000, May 8, 2000 and April 27, 2000, respectively. On March 14, 2000, Pacfusion.com (Thailand) Limited ("PF Thailand") was incorporated with Pacfusion Group Holdings holding 49% of its issued share capital. The Group also acquired a shell company and renamed it Pacfusion.com (Hong Kong) Limited ("PF Hong Kong") on March 8, 2000 for a nominal sum. On December 10, 2002, the Group purchased a 92.0% interest in Pacfusion.com (India) Private Limited ("PF India"), a company incorporated in India, for a consideration of S$4 (US$2).

During 2002, the Group conducted a restructuring exercise on its dormant subsidiaries. Pacfusion (Malaysia) Sdn. Bhd. commenced liquidation on September 28, 2002 while PF Hong Kong was deregistered with effect from December 13, 2002. The Group also plans to wind up its other dormant subsidiaries, namely PF Thailand and PF India.

Safe2Travel.com Pte Ltd (subsequently known as Safe2Travel Pte Ltd) ("Safe2Travel") was incorporated on April 8, 2000 to acquire the travel and travel related businesses from Safe & Mansfield Travel Group Pte Ltd ("SMTG") for a purchase consideration of S$10,000. SMTG is an established International Air Transport Association (IATA) accredited travel agency in Singapore with a focus on the corporate travel market since its formation in 1918. In December 2000, an intercompany loan of S$9,962 granted to Safe2Travel by Travelfusion.com Limited ("Travel Fusion") was converted into equity. As a result, TravelFusion increased its interest in Safe2Travel from 85% to 92.5%.

Australia

On January 19, 2000, Pacific Internet (Australia) Pty Limited ("PIA") acquired the business of Kralizec Pty Ltd ("Zeta Internet") for approximately S$1,396. Zeta Internet, is an Internet Service Provider founded in 1985 in Sydney and was one of the first ISPs to operate in the metropolitan area with the commercialization of the Australian Internet industry in 1994.

On February 1, 2000, PIA acquired the business of Hub Communications Pty Ltd ("Hub Communications") for S$536. Hub Communications is an Internet Service Provider established in Brisbane, Australia in 1995 and operated a chain of Internet cafes in Brisbane's Central Business District.

On April 5, 2000, PIA acquired Hunterlink Pty Limited ("Hunterlink") for S$5,915. Hunterlink is an Internet Service Provider based in Newcastle. Hunterlink was acquired for its reliability, customer service and customer base.

These acquisitions added approximately 16,000 dial-up, 170 leased line and 400 web hosting accounts to the Group.
F-10
The above acquisitions were accounted for using the purchase method of accounting. The purchase prices have been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the acquisition. The excess of purchase prices over the estimated fair values of the net assets acquired has been recorded as goodwill. The operating results of these acquisitions are included in the consolidated results of operation from the date of acquisition. For accounting policy on goodwill, please refer to Note 3. A summary of the purchase prices allocation is as follows:
2000
S$
Fixed assets	$531
Current and other assets	1,142
Goodwill	14,906
Acquired customer base & workforce	2,453
Minority interest	(1,500)
Current liabilities	(1,185)

$16,347

Thailand
On January 5, 2000, Pacific Digiway Limited ("Digiway"), an investment holding company, was incorporated in Thailand. The Company subscribed to 4,900 ordinary shares of Baht 10 each, representing a 49% equity interest in Digiway. Digiway in turn held a 26% direct equity interest in IT Star Co., Ltd. Digiway also owned 51% equity interest in PF Thailand.

In March 2000, the Company completed the acquisition of a 49% direct equity interest in IT Star Co., Ltd., which was the holding company of World Net & Services Co., Ltd ("World Net"), an ISP based in Thailand for S$2,040. Headquartered in Bangkok, World Net had points of presence in Ayuthaya, Chon Buri and Songkha. Subsequently, IT Star Co., Ltd changed its name to Pacific Internet (Thailand) Limited ("PITH").

On December 19, 2001, Digiway increased its equity interest in PITH from 26% to 41%. As a result, the Company's effective interest in PITH was increased from 61.7% to 69.1%.
Philippines
On March 18, 1998, the Company acquired a 40.0% stake in Primeworld Digital Systems, Inc. (subsequently known as Pacific Internet Philippines, Inc.) ("PIPH"), a Philippines corporation that provides Internet access in the Philippines. On July 31, 1999, the Company acquired 40.0% in PW Holding Corporation ("PWC"), a Philippines corporation, which in turn held 56.7% of PIPH.

On March 16, 2001, the Company disposed 8.9% of its equity interest in PIPH for S$201 to an unrelated party, reducing its direct interest in PIPH from 40.0% to 31.1%. With this disposal, the Company owns direct and indirect interests of 31.1% and 22.7% respectively in PIPH. As a consequence of the above changes, the Group ceased equity accounting for its investment in PIPH and consolidated PIPH from that date.

The following presents the condensed unaudited pro-forma results of operations of the Group as though the consolidation of PIPH had occurred as of the beginning of the period, as well as the preceding period:

	2000	2001
	(unaudited)	(unaudited)
(in thousands except earnings per share)	S$	S$
Gross revenue	$124,985	$145,103
Net loss	(22,405)	(14,965)
EPS - basic	(1.75)	(1.17)
EPS - diluted	(1.75)	(1.17)
Malaysia
Pacific Internet (Malaysia) Sdn. Bhd. ("PIM") was incorporated on March 2, 1999 and commenced operations in the second quarter of 2002. Its principal activity is the provision of Internet access service to corporate customers.
F-11
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all significant intercompany balances and transactions. Investments in 20.0% to 50.0% owned affiliates are accounted for by the equity method.

Where the Company has an indirect ownership of more than 50.0% in its subsidiaries, it will continue to account for these investments using the equity method until it has met the criteria set out by Statement of Financial Accounting Standards ("SFAS") No. 94 - Consolidation of All Majority-Owned Subsidiaries and EITF 96-16 - Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

Accounting Records
The Company maintains its records and prepares its statutory financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 and the Singapore Statements of Accounting Standards. The Company has obtained waivers from the Registrar of Companies and Businesses in Singapore from preparing, amongst others, consolidated financial statements prepared in accordance with the Singapore Statements of Accounting Standards ("SING GAAP").

The accompanying consolidated financial statements differ from the consolidated financial statements that would have been issued for statutory purposes in Singapore if the exemption was not obtained, in that they reflect certain adjustments, not recorded in the Company's books, which are appropriate to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments relate to: (1) capitalization and amortization of goodwill (2) deferred income taxes, and (3) stock-based compensation.

All dollar amounts included in the financial statements and in the notes herein are Singapore dollars ("S$") unless designated as U.S. dollars ("US$").
Foreign Currency
The Company and its subsidiaries, except for those noted below, consider the Singapore dollar as their functional currency. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are recognized in the results of operations when incurred. Pacific Supernet Limited ("PSL") considers the Hong Kong dollar as its functional currency. PIA and PF Australia consider the Australian dollar as their functional currency. PIPH considers the Philippine Peso as its functional currency. PIM considers the Malaysian Ringgit as its functional currency.

The assets and liabilities of PSL, PIPH, PIA/PF Australia and PIM are translated into Singapore dollars ("S$") from their respective functional currencies at the exchange rate at the balance sheet date, and revenues and expenses are translated into S$ at the weighted average exchange rates for the year. Resulting translation adjustments are recorded as a component of comprehensive income.

The Group's share of net assets of PWC, Pacific Internet India Private Limited ("PII") and PITH are translated into S$ from Philippine Pesos, Indian Rupees and Thai Baht, respectively at the exchange rate at the balance sheet date. The Group's share of the operations of PWC, PII and PITH are translated into S$ from Philippine Pesos, Indian Rupees and Thai Baht, respectively at the weighted average exchange rates for the year, respectively. Resulting translation adjustments are recorded as a component of comprehensive income.

The accompanying consolidated financial statement amounts expressed in US$ amounts are included solely for the convenience of the readers and have been translated at S$1.7352 to US$1.00, the approximate exchange rate at December 31, 2002. No representation is made that the S$ amounts could have been, or could be, converted into US$ amounts at that or any other rate.
F-12
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Cash and Cash Equivalents
The Group includes in cash and cash equivalents all short-term, highly liquid investments that mature within three months of their acquisition date. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts with financial institutions and are stated at cost, which approximates fair value.

The Group maintains cash and cash equivalents with various financial institutions mainly in Singapore, Hong Kong, Australia and the Philippines. The Group performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Group's investment strategy.

Short term and long term investments
Long term and short term investments consist of equity securities and corporate debt securities. These investments are accounted for in accordance with SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities. The Group has classified all marketable securities as available-for-sale. Available-for-sale securities are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in a separate component of stockholder's equity. Realized gains and losses are included in Other income and expenses and are determined on a specific identification basis. In the event that the carrying value of an investment exceeds its fair value and the decline in value is other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair value for investments in public companies are determined using quoted market prices. Fair value for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates; liquidation values; and quoted market prices of comparable companies. In order to determine whether a decline in value is other than temporary, the Group evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition and business outlook of the company, current market conditions and future trends in the company's industry; the company's relative competitive position within the industry; and the Group's intent and ability to retain the investment for a period of time sufficient to allow any anticipated recovery in fair value. Other-than-temporary declines in fair value from the original cost are charged to the Consolidated Statement of Operations in the period the loss is established.

Fixed Assets and Website Development Costs

Fixed assets, including equipment under capital leases, are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Leasehold improvements	-	2 - 3 years
Computer equipment and software	-	3 - 5 years
Furniture and fixtures	-	3 - 5 years
Office equipment	-	5 years
Motor vehicles	-	6 years
Telecommunication department equipment	-	9 months
Depreciation of assets under capital lease is included in depreciation expense.
In accordance with EITF 00-2 Accounting for Web Site Development Costs, the Group has capitalized certain website development costs. These costs are amortized over a period of 2 years as the Group expects it will be 2 years before major revamp will occur on these web sites.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the statement of operations.

Concentration of Credit Risk
The Group provides Internet access, e-commerce and travel-related services. The Group has thousands of individual customers primarily located in Singapore, Hong Kong, Australia, the Philippines, India, Thailand and Malaysia. The Group performs ongoing credit evaluations of its customers' financial condition, and generally requires no collateral from its customers. The allowance for doubtful accounts receivable is based upon the expected collectibility of outstanding accounts receivable at the balance sheet date.
F-13
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

Inventory
Inventory consists of products and equipment parts for resale and is stated at the lower of cost (calculated on a first-in-first-out basis) or market value.
Accounts Receivables and Loan Receivable
Accounts receivables, which generally have 30-90 days terms, are recognized and carried at original invoiced amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Loan receivable is recognized and carried at cost less an allowance for any uncollectible amounts.
Allowance for Doubtful Debt
The Group maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Group considers many factors, including the age of the balance, customer's historical payment history, their current credit-worthiness and current economic trends. As of December 31, 2001 and 2002, the Group's allowance for doubtful debts was S$4,283 and S$5,133 (US$2,958), respectively.

Intangible Assets
Identifiable intangible assets consist of the following:
(i)	Trademarks, service marks and domain names - The Group has registered certain trademarks, service marks and domain names in the United States Patent and Trademark Office and other jurisdictions. The Group believes the service marks and domain names are of material importance to the Group's business and are amortized on a straight-line basis generally over a period of ten years.

(ii)	License fee - License fee represents the cost of the license to operate as an Internet service provider ("ISP") in Singapore for a five-year period commencing September 1995. In April 2000, the Company was awarded a Facilities-Based Operator license for a 15-year period, commencing April 1, 2000. License fees are amortized on a straight-line basis over its estimated economic life of five years. In 2002, a license to use the Internet messaging server software with estimated useful life of 5 years was purchased.

(iii)	Acquired customer list - Acquired customer list represents capitalization of specific costs incurred for the purchase of customer lists from other ISPs and is amortized on a straight-line basis over a period ranging from 4-5 years.

(iv)	Acquired workforce - Acquired workforce represents capitalization of the purchase price associated with the acquisition of workforce as part of the acquisition of SMTG. The amount capitalized is based on the expected cost to acquire such a workforce. Prior to 2002, acquired workforce was amortized on a straight line basis over a period of 5 years. Effective January 1, 2002, in accordance with SFAS No. 141 - Business Combinations, the unamortized balance for acquired workforce, of S$620 (US$357), which has been recognized as an intangible asset separate from goodwill in prior years, has been reclassified to goodwill.

Annually, the Group reviews, and if necessary, adjusts the carrying value of intangible assets if the facts and circumstances suggest intangible assets may be impaired. If this review indicates the intangible assets may not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of intangible assets will be reduced by the estimated shortfall of the discounted cash flows.
F-14
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Goodwill
Goodwill represents the excess of the purchase price of acquired businesses and companies over the fair value of the net assets acquired.
In January 2002, the Group adopted SFAS No. 141 - Business Combinations. In accordance with SFAS No. 141, the unamortized balance for acquired workforce, of S$620 (US$357), which has been recognized as an intangible asset separate from goodwill in prior years, has been reclassified to goodwill.

In January 2002, the Group adopted SFAS No. 142 - Accounting for Goodwill and Other Intangibles, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite life be reviewed for impairment upon adoption (January 1, 2002) and annually thereafter.

Under SFAS No. 142, goodwill is deemed to exist if the net book value of a reporting unit exceeds the estimated fair value. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved.

Government Grants
Grants from the government are recognized in the Consolidated Statement of Operations where there is reasonable assurance that the grant will be received and all matching conditions will be complied with.

Revenue Recognition
Service revenues are recognized in the period the service is rendered in accordance with Staff Accounting Bulletin, SAB 101 - Revenue Recognition in Financial Statements. Provision for discounts and uncollectible amounts are made when the related revenue is recognized. Provision for toll rebates is made based on the usage hours of dial-up customers in Singapore and is deducted from the gross revenues. This program ended on December 31, 1999 and the last day for redemption of rebates was on March 9, 2000. A reversal of unredeemed rebates was made in connection with this program's expiration.

Revenue for pre-paid cards is generally recognized based on usage hours. In the event that such usage hours cannot be determined or reasonably estimated, revenue is deferred and recognized upon expiration of the pre-paid cards.

Commission revenues are generated from travel suppliers for air travel, hotel rooms, car rental, vacation packages and cruises. Commissions from air travel suppliers are recognized upon confirmation of pending payment of the commission. Commissions from other travel suppliers are recognized upon receipt.

Advertising revenues are derived primarily from the delivery of advertising impressions on the www.pacific.net.sg web site. Advertising revenues are recognized based on services rendered or number of impressions shown.

Peering, which does not generate revenue, is an arrangement that allows an ISP to exchange traffic with one or more other carriers by establishing the necessary protocols for data interchange. The principal cost in maintaining such arrangement, the cost of leasing international lines, are included in the Company's cost of sales. The Company has a peering relationship with other ISPs in Singapore through their respective connections via 1-Net Singapore Pte Ltd ("1-Net"). At present, ISPs have agreed to absorb their respective costs rather than charge each other for traffic exchanged.

The Group presently does not provide refunds to dial-up or leased line subscribers. Registration and activation fees are payable at the time applications are processed. Revenues generated from such fees are deferred and amortized over the estimated average life of a subscriber relationship of five years. The fees deferred and not yet amortized are shown on the Group's balance sheet as "Deferred income". Revenues are recorded for monthly charges (which include a certain number of "free hours") and for hours-used in excess of such "free hours". Free months are offered in connection with referral programs or promotional discounts. Because these free months are usually given without a contract at the beginning of a subscription period, no revenue is recognized during the free months as the customer's continuance is not assured. Special gifts (other than products provided free by co-advertisers) given to customers or potential customers are previously included as advertising or promotional expenses. In 2002, the Group has adopted EITF 01-09 - Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Products. While the Task Force did not reach a consensus on the classification of the expense associated with free products, the SEC Observer indicated that the SEC staff believes that the expense should be classified as cost of sales. In 2002, the Group has applied EITF 01-09 prospectively and recorded an amount of S$410 (US$236) relating to free products in cost of sales. No reclassification of prior-period financial statements are made as the amount relating to previous years cannot be separated out from sales and marketing expenses with reasonable reliability.
F-15
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Revenue Recognition
Revenues on merchandise sales from retail operations are recorded when items are sold. Other revenues associated with retail operations are regular registration, activation and monthly subscription fees (which are recognized as described above) and fees for hourly usage of in-store Internet terminals (for which revenues are recorded when the service is provided).

The Group enters into fixed-price, long-term contracts for the installation and commissioning of Internet and intranet systems. Revenues from such contracts are recognized on the percentage-of-completion method as measured by the costs incurred to date as a percentage of the total contracts' estimated cost. Provision for estimated losses on uncompleted contracts are recognized in the period in which such losses are determined.

The Group provides website application and development services that include multiple element arrangements, which may include any combination of hardware, services or software. These arrangements and stand-alone software arrangements may also involve any combination of software maintenance, software technical support or unspecified software upgrades. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last element unless there is all of the following:

  Objective evidence of fair value of the undelivered elements, which is the price charged by the Group to an external customer for the same element when such element is sold separately.
  The undelivered elements do not affect the quality of use or value to the customer of the delivered elements.
  An element has been delivered.

Advertising
Advertising costs, primarily advertisements through mass media and billboards, are expensed when incurred. Advertising expense for the years ended December 31, 2000, 2001 and 2002 were S$9,238, S$5,661 and S$4,823 (US$2,780), respectively.

Per Share Data

Earnings per share is computed in accordance with SFAS No. 128, Earnings per Share. Under SFAS No. 128, earnings per share is calculated using the weighted average number of Ordinary Shares outstanding during the year. The effect of the Company's stock options were not included in the computation of diluted earnings per share for the year ended December 31, 2000, 2001 and 2002 because their inclusion would have been anti-dilutive.

	December 31
	2000	2001	2002
Weighted average shares outstanding-basic	12,794,193	12,815,066	12,815,066
Effect of dilutive stock options	-	-	-

Shares used for diluted earnings per share	12,794,193	12,815,066	12,815,066

Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments.
The carrying amount of the debt issued pursuant to the Group's bank credit agreement approximates fair value because the interest rates change with market interest rates.
F-16
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Stock-Based Compensation Plans

The Group has adopted the disclosure-only provisions of SFAS No. 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB No. 25") and related interpretations in accounting for its employee stock-based compensation plans. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS No. 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

If the Company elected to recognize compensation costs for all plans based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, net loss and loss per common share would have been different as the pro forma amounts indicate below:

(in thousands except per share data)	Year ended December 31,
	2000	2001	2002	2002
	S$	S$	S$	US$
Net (loss) income, as reported	(22,405)	(14,965)	2,890	1,666
Add: Stock-based compensation expense included in reported net income, net of related tax effects	1,577	1,257	394	227
Deduct: Total stock based compensation expense determined under fair value based method of all awards, net of related tax effects	(22,478)	(5,280)	(3,560)	(2,051)

Pro forma net income	(43,306)	(18,988)	(276)	(158)

Basic net (loss) income per share
As reported	(1.75)	(1.17)	0.23	0.13
Pro forma	(3.38)	(1.48)	(0.02)	(0.01)
Diluted net (loss) income per share
As reported	(1.75)	(1.17)	0.23	0.13
Pro forma	(3.38)	(1.48)	(0.02)	(0.01)

  The effect of applying SFAS No. 123 for recognizing compensation expense and providing Pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

  Fair values of options used to compute pro forma net income and net income per common share disclosures were determined using the Black-Scholes Option Pricing Model with the following assumptions:

	---------------------------------------------------------------------The Company---------------------------------------------------------------------
	1998 Employee Share Option Plan	1999 (1st tranche) Share Option Plan	1999 (2nd tranche) Share Option Plan	1999 (3rd tranche) Share Option Plan	1999 (4th tranche) Share Option Plan
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	155.18%	155.18%	140.00%	140.09%	147.02%
Risk-free interest rate	4.85%	5.84%	6.35%	4.79%	4.27%
Expected holding period (weighted average in years)	2.94	2.94	2.77	2.94	2.94

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Stock-Based Compensation Plans (cont'd) The table below summarized the weighted average fair value and exercise price of the stock options granted during the year.
	2000	2001	2002
	US$	US$	US$
Weighted average grant-date fair value of stock options granted during the year:
Where exercise price is equal to market price	-	2.70	-
Where exercise price is lower than market price	12.51	-	-
Weighted average exercise price of stock options granted during the year:
Where exercise price is equal to market price	-	3.45	-
Where exercise price is lower than market price	25.60	-	-
Gain on issuance of shares by subsidiaries
At the time a subsidiary sells newly-issued shares to unrelated parties at a price in excess of its book value, the Group's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary's ability to continue in existence, the Group records the increase as part of the line item "other gains, net" in its Consolidated Statements of Operations. Otherwise, the increase is reflected in "Gain on deemed disposal of shares in a subsidiary company" in the Group's Consolidated Statement of Shareholders' Equity.

4	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses comprise the following :
	December 31,
	2000	2001	2002	2002
	S$	S$	S$	US$
Payroll and related staff costs	$40,399	$43,919	$45,617	$26,289
Sales and marketing expenses	10,824	6,249	5,535	3,189
Traveling expenses	1,485	912	1,337	771
Office expenses	9,473	11,788	11,676	6,729
Professional and consultancy fees	5,440	2,155	1,958	1,128
Others	3,133	3,554	3,259	1,878

	$70,754	$68,577	$69,382	$39,984

For the years ended December 31, 2000, 2001 and 2002, the professional and consultancy fees include management fees paid or payable to the Company's former immediate parent and intermediate parent company of S$1,298, S$nil, and S$120 (US$69) respectively. For the year ended December 31, 2001, such management fees of S$250 was written back due to waiver of amounts previously provided.

Defined contribution costs, which are included in payroll and related staff costs, are S$2,659, S$3,674 and S$3,665 (US$2,112) for the year ended December 31, 2000, 2001 and 2002, respectively.
5	SHORT TERM INVESTMENTS
The Group's short term investments, which consist of Singapore corporate variable rate notes, are considered available-for-sale and have debt maturities of more than 1 year and less than 5 years. The carrying amount approximates fair value.
F-18
6	RECEIVABLES FROM RELATED PARTIES
	December 31,
	2001	2002	2002
	S$	S$	US$
Receivable from former intermediate parent company
SembCorp Industries Ltd	50	49	28
Receivable from former immediate parent company
SembCorp Ventures Pte Ltd	938	1,144	659
Receivable from unconsolidated subsidiary
Pacific Internet (Thailand) Limited	825	425	245
Receivable from affiliates
Pacific Internet India Private Limited	2,548	2,075	1,196
World Net & Services Co., Ltd	337	793	457
SMTG	2,290	-	-
Others	1,235	816	471

	$8,223	$5,302	$3,056

As of December 31, 2001 and 2002, the amounts receivable from related parties included amounts of S$377 and S$986 (US$568) from the sale of goods and services respectively.
As of December 31, 2001 and 2002, included in the amount receivable from SembCorp Ventures Pte Ltd are advances made to and payments made on behalf of SembCorp Ventures Pte Ltd.
The amount receivable from PITH relates to the loan to PITH and payments made by the Company on their behalf.
The amount receivable from Pacific Internet India Private Limited and World Net & Services Co., Ltd relates to payments made by the Company on their behalf.
The amount receivable from affiliates - others mainly relates to sale of air-tickets and provision of Internet access services.
The above receivables are interest-free with no fixed terms of repayment, except for the loan to PITH, which bears interest of 8% per annum.
7	PREPAID EXPENSES AND OTHER CURRENT ASSETS Prepaid expenses and other current assets consist of the following:
	December 31,
	2001	2002	2002
	S$	S$	US$
Deposits	474	540	311
Prepaid expenses	654	1,166	672
Grant receivable	1,374	-	-
Recoverable from third parties	65	319	184
Scholarship awards	53	21	12
Unbilled revenue	163	285	164
Other assets	218	509	294

	$3,001	$2,840	$1,637

Grant receivable relates to certain projects for which the Government of Singapore has pre-approved the Company's estimated expenditures (up to an authorized amount) and has agreed to reimburse the Company over the grant period. The grant period ended in December 31, 2001.
F-19
7	PREPAID EXPENSES AND OTHER CURRENT ASSETS (Cont'd)
Recoverable from third parties primarily relate to staff expenditure advances that are recorded as receivables until related expenses are actually incurred and submitted by the recipient.
Scholarship recipients are bonded to the Company for a period of eight years. Expenditures relating to scholarship awards are capitalized at the time of outlay and are amortized over the bond period of one to six years, provided that the recipient fully performs in accordance with the terms of the bond. Such expenditures are recoverable pro-rata from the recipient to the extent such individuals do not complete their bond period of service with the Company.

8	INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
On March 16, 2001, the Company, via a restructuring exercise, established that it met the criteria to consolidate the financial statements of PIPH under SFAS No. 94 - Consolidation of All Majority-Owned Subsidiaries and EITF 96-16 - Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. As part of the restructuring, the Company disposed 8.9% of its direct equity interest of 40.0% in PIPH, thereby holding direct and indirect interests of 31.1% and 22.7% respectively. As a result of the restructuring exercise, since March 16, 2001, PIPH has been consolidated with the Group financial statements.

On January 5, 2000, Digiway, an investment holding company, was incorporated in Thailand. The Company subscribed to a 49.0% equity interest in Digiway, which in turn held a 26.0% equity interest in PITH. From March 2000 to December 19, 2001, the Company effectively owned 61.7% interest in PITH, comprising a 49.0% direct equity interest and 12.7% indirect interest via Digiway. On December 19, 2001, Digiway increased its equity interest in PITH to 41.0%. As a result, the Company's effective interest in PITH was increased to 69.1%.

The Group will continue to account for PITH using the equity method until it has met the criteria to consolidate the financial statements of PITH under SFAS No. 94 - Consolidation of All Majority-Owned Subsidiaries and EITF 96-16 - Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

Summarized combined balance sheet and statement of operations for the unconsolidated subsidiaries, PITH and PIPH (prior to consolidation) is presented below:

	December 31,
	2000	2001	2002	2002
	S$	S$	S$	US$
Summarized Statement of Operations Information
Net Sales	$20,197	$5,769	$3,192	$1,840
Gross Profit	8,417	1,752	938	541
Net loss	(2,566)	(4,516)	(1,306)	(753)
Summarized Balance Sheet Information
Current assets	$9,397	$2,443	$2,260	$1,302
Non-current assets	9,543	2,403	1,879	1,083
Current liabilities	12,346	4,264	4,922	2,837
Non-current liabilities	594	21	-	-
On October 9, 1998 the Company entered into a non-binding Memorandum of Understanding ("MOU") with Thakral Brothers (Pte) Ltd ("Thakral Brothers") to enter into a strategic joint venture for the operation of an Internet-related and ISP business in India (the "India Joint Venture"). On February 5, 1999, PII was incorporated in India. On September 30, 1999, the Company acquired a 49.0% equity interest in PII. PII has obtained a nationwide license that allows it to provide public Internet access in any city in India. On February 28, 2001, the Company formally signed a joint venture agreement with an affiliate of Thakral Brothers.

As of December 31, 2002, the unamortized difference between the amount at which the investment in PITH was carried and the amount of the Group's underlying equity in net assets represents goodwill of S$704 (US$406).
F-20
8

INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES (Cont'd)

Summarized combined balance sheet and statement of operations for the unconsolidated affiliates, namely PWC, PII and Digiway is presented below:

	December 31,
	2001	2002	2002
	S$	S$	US$
Summarized Statement of Operations Information
Net Sales	$650	$325	$187
Gross Loss	(173)	(132)	(76)
Net loss	(3,121)	(1,728)	(996)
Summarized Balance Sheet Information
Current assets	$1,799	$968	$558
Non-current assets	1,967	1,466	845
Current liabilities	15,639	15,272	8,801
For the year ended December 31, 2000, PII deferred revenues of S$296, as the revenue recognition criteria set out in SAB 101 were not met. The deferred revenues were recognized in 2001.
9	LONG TERM INVESTMENTS The following table summarizes the Group's investment in securities, all of which are considered available-for-sale and long-term investments.
	2002
	Cost	Gross Unrealized Gains	Gross Unrealized Loss	Impairment in value of investments	Carrying Value	Carrying Value
	S$	S$	S$	S$	S$	US$
Quoted equity investments	$252	$ -	$(50)	-	$202	$116
Unquoted equity investments	1,454	-	-	(1,454)	-	-

	$1,706	$ -	$(50)	$(1,454)	$202	$116

	2001
	Cost	Gross Unrealized Gains	Gross Unrealized Loss	Impairment in value of investments	Carrying Value
	S$	S$	S$	S$	S$
Unquoted equity investments	$1,803	$ -	$ -	$(1,454)	$349

Unquoted equity investments are accounted for under the cost method. Any impairment in the value of the investments is reported in the Consolidated Statement of Operations in the year the impairment is identified. The impairment analysis is performed based on the specific identification method. These investments generally consist of minority equity interests in companies in related Internet or telecommunication businesses. These companies are incorporated in the United States of America, Singapore or Philippines.

Quoted equity investments are carried at fair value, with any unrealized gains and losses, net of applicable taxes, reported in a separate section of stockholder's equity. Realized gains and losses are included in the statement of operations and are determined on a specific identification basis. Other than temporary declines in market value from the original cost are charged to the Consolidated Statement of Operations in the period in which the loss occurs. These investments consist of equity interest in a telecommunication company incorporated in the Philippines.
F-21
10	FIXED ASSETS AND WEBSITE DEVELOPMENT COSTS - NET
  Fixed assets and website development costs consist of the following:
	December 31,
	2001	2002	2002
	S$	S$	US$
Computer equipment and software	$42,201	$45,121	$26,003
Furniture and fixtures	1,614	1,739	1,002
Leasehold improvements	5,149	5,976	3,444
Office equipment	4,740	4,951	2,853
Motor vehicles	643	532	307
Telecommunication equipment	2,259	1,754	1,011
Website development costs	552	350	202
Construction-in-progress	1,251	276	159

	58,409	60,699	34,981
Less: accumulated depreciation	(32,230)	(39,578)	(22,809)

	$26,179	$21,121	$12,172

  Fixed assets that are acquired under capital leases consist of the following:
	December 31,
	2001	2002	2002
	S$	S$	US$
Computer equipment and software	$3,279	$2,113	$1,218
Furniture and fixtures	85	-	-
Leasehold improvements	156	51	29
Office equipment	438	278	160
Motor vehicles	68	-	-

	4,026	2,442	1,407
Less: accumulated depreciation	(2,616)	(737)	(425)

	$1,410	$1,705	$982

  In 2001, during the course of the Company's strategic review of its telephony business, the Company assessed the recoverability of the carrying value of certain fixed assets based on undiscounted cash flows, which resulted in impairment losses of S$3,332 being recognized. These losses reflect the amount by which the carrying values of these assets exceed their estimated future discounted cash flows. There is no impairment loss in the current financial year.

11	INTANGIBLE ASSETS Intangible assets consist of the following:
	December 31,
	2001	2002	2002
Cost	S$	S$	US$
License fees	450	713	411
Customer contracts	1,299	1,299	749
Trademarks, service marks and domain name	328	320	184
Acquired customer list	5,273	5,436	3,132
Acquired workforce	870	-	-

	8,220	7,768	4,476
Accumulated Amortization
License fees	(450)	(475)	(274)
Customer contracts	(1,299)	(1,299)	(749)
Trademarks, service marks and domain name	(45)	(136)	(78)
Acquired customer list	(3,182)	(4,634)	(2,670)
Acquired workforce	(250)	-	-

	(5,226)	(6,544)	(3,771)

Net Carrying Value
License fees	-	238	137
Customer contracts	-	-	-
Trademarks, service marks and domain name	283	184	106
Acquired customer list	2,091	802	462
Acquired workforce	620	-	-

	$2,994	$1,224	$705

  The amortization expense for the year ended December 31, 2002 was S$1,587 (US$915). The estimated amortization expense for the next five years is as follows:

For the year ending December 31,	S$	US$
2003	$773	$445
2004	146	84
2005	60	35
2006	60	35
2007	32	18

12 GOODWILL

	December 31,
	2001	2002	2002
	S$	S$	US$
Goodwill	$46,348	$47,939	$27,627
Less : accumulated amortization	(21,018)	(21,595)	(12,445)

	$25,330	$26,344	$15,182

F-23
In June 2001, The FASB issued SFAS No. 142 - Goodwill and Other Intangible Assets. This standard eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. The new rules also prohibit amortization of goodwill associated with business combinations that close after June 30, 2001. An initial transition impairment test of goodwill must also be performed in 2002 as of January 1, 2002. The Group completed this initial transition impairment test and the annual impairment test and determined that goodwill is not impaired.

The changes in carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Cost	Accumulated amortization	Carrying Amount	Carrying Amount
	S$	S$	S$	US$
Balance at January 1, 2002	$46,348	$(21,018)	$25,330	$14,598
Reclassification of acquired workforce	870	(250)	620	357
Translation adjustment	721	(327)	394	227

Balance at December 31, 2002	$47,939	$(21,595)	$26,344	$15,182

In accordance with SFAS No. 141 - Business Combinations, the unamortized balance for acquired workforce, which has been recognized as an intangible asset separate from goodwill, has been reclassified to goodwill effective January 1, 2002.

The following table presents the prior period's reported net income adjusted to exclude goodwill amortization.

	For the Year Ended December 31,
	2000	2001	2002	2002
	S$	S$	S$	US$
Reported net (loss) income	$(22,405)	$(14,965)	$2,890	$1,666
Add back: Goodwill amortization	7,656	7,993	-	-
Add back: Acquired workforce amortization	89	161	-	-

Adjusted net (loss) income	$(14,660)	$(6,811)	$2,890	$1,666

Basic earnings-per-share
Reported net (loss) income	$(1.75)	$(1.17)	$0.23	$0.13
Goodwill amortization	0.60	0.62	-	-
Acquired workforce amortization	0.01	0.01	-	-

Adjusted net (loss) income	$(1.14)	$(0.54)	$0.23	$0.13

Diluted earnings-per-share
Reported net (loss) income	$(1.75)	$(1.17)	$0.23	$0.13
Goodwill amortization	0.60	0.62	-	-
Acquired workforce amortization	0.01	0.01	-	-

Adjusted net (loss) income	$(1.14)	$(0.54)	$0.23	$0.13

13	LOAN RECEIVABLE
Loan receivable is unsecured and bears interest at 6.50% (2001: 6.25% to 6.50%) per annum.

14	LOAN RECEIVABLE FROM UNCONSOLIDATED AFFILIATES
Loan receivable from unconsolidated affiliates is unsecured, interest-free and is not expected to be repaid within one year.
F-24
15	BANKING FACILITIES
As of December 31, 2001 and 2002, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks, of S$18,407 and S$24,939 (US$14,372) respectively. The weighted average interest rate was 1.6% per annum. Total unused credit facilities available to the Group as of December 31, 2001 and 2002 were S$12,811 and S$13,689 (US$7,889), respectively. As of December 31, 2001 and 2002, PIA utilized S$74 (US$43) of the Company's credit facilities to issue banker's guarantee in favor of a third party for the lease of premises. As of December 31, 2001 and 2002, PSL utilized S$334 and S$756 (US$436) of the Company's credit facilities to issue banker's guarantee in favor of a third party for the sale of bandwidth and telecommunication lines.

16 BANK BORROWINGS

	December 31,
	2001	2002	2002
	S$	S$	US$
Secured	$540	$493	$284
Unsecured	3,380	2,743	1,581

	$3,920	$3,236	$1,865

  As of December 31, 2002, bank borrowings of S$493 (US$284) were secured by leasehold improvements, motor vehicles and telecommunication equipment of PIPH with net book values of S$428 (US$247), S$203 (US$117) and S$157 (US$90) respectively. The weighted average interest rate was 15.1% (2001: 15.5%) per annum.

17 PAYABLES TO RELATED PARTIES

	December 31,
	2001	2002	2002
	S$	S$	US$
Payable to former intermediate parent company
SembCorp Industries Ltd	$3,706	$2,765	$1,593
Payable to former immediate parent company
SembCorp Ventures Pte Ltd	4,311	4,299	2,478
Payable to affiliates
STIC Investment Pte Ltd	8,300	4,250	2,449
SMTG	2,225	-	-
Others	884	1,193	688

	$19,426	$12,507	$7,208

As of December 31, 2001 and 2002, the amount payable to related parties included amounts of S$(250) and S$120 (US$69) for the purchase of goods and service respectively.
As of December 31, 2001 and 2002, the amount payable to SembCorp Ventures Pte Ltd largely relates to the sales proceeds of the Company's second offering and payments made on behalf of the Company. The amount payable to SembCorp Industries Ltd largely relates to payments made on behalf of the Company.

As of December 31, 2001 and 2002, the amount payable to STIC Investment Pte Ltd relates to short-term borrowings, which bears interest of 6% per annum respectively, with no fixed terms of repayment. Other payables above are interest-free and have no fixed terms of repayment.

As of December 31, 2001 the amount payable to SMTG relates to a loan granted by SMTG to Safe2Travel. The loan has been repaid during the year. F-25
18	ACCRUED EXPENSES AND OTHER LIABILITIES The components of accrued expenses and other liabilities are as follows:
	December 31,
	2001	2002	2002
	S$	S$	US$
Accrued payroll	$3,812	$3,495	$2,014
Accrued operating expenses	12,780	13,608	7,842
Deposits received	1,671	1,831	1,055
Other payables	5,259	4,772	2,751

	$23,522	$23,706	$13,662

19 DEFERRED INCOME

  Deferred income consists of the following:

	December 31,
	2001	2002	2002
	S$	S$	US$
Deferred registration and activation fees	$1,790	$747	$430
Advanced billings	1,412	1,516	874

	3,202	2,263	1,304
Less : current portion	(3,162)	(2,263)	(1,304)

	$40	$ -	$ -

20 INCOME TAXES

  The Group accounts for income taxes using the liability method under SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates when the differences are expected to reverse.

  The components of deferred income taxes are as follows:

	December 31,
	2001	2002	2002
	S$	S$	US$
Deferred tax liabilities:
Fixed assets	$3,223	$2,405	$1,385
Others	49	5	3

	3,272	2,410	1,388

Deferred tax assets:
Uncollectible accounts receivable	700	1,043	601
Inventory reserves	31	-	-
Fixed assets	37	-	-
Net operating loss and unabsorbed capital allowances carry forward	7,279	12,303	7,090
Others	851	1,267	730

	8,898	14,613	8,421
Valuation allowance	(5,629)	(12,679)	(7,307)

	$3,269	$1,934	$1,114

Net deferred tax (liabilities)	$(3)	$(476)	$(274)

  The net change in the valuation allowance for the year ended December 31, 2000, 2001, and 2002, was an increase of S$3,668, S$437 and S$7,050 (US$4,063), respectively.

  As of December 31, 2001, PIPH recognized a net deferred tax asset of S$1,041, which primarily arose from net operating losses carried forward. As of December 31, 2002, PIPH made a valuation allowance of S$1,275 (US$735) on its deferred tax asset.

  The net deferred tax (liability) asset is classified as follows:

	December 31,
	2001	2002	2002
	S$	S$	US$
Non-current liabilities	$(3,272)	$(2,410)	$(1,388)
Current assets	2,328	1,288	742
Non-current assets	941	646	372

	$(3)	$(476)	$(274)

  Under Singapore tax law, net operating losses and unabsorbed capital allowances can be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Income Tax Act. Under both the Hong Kong and Australian tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Inland Revenue Ordinance and Income Tax Assessment Act, respectively. Under the Philippines tax law, net operating losses can be carried forward to offset future taxable income from the entity that originally generated the loss for the three consecutive taxable years immediately following the year of loss, subject to the provision of the National Inland Revenue Code 1997 of the Philippines.

	December 31,
	2000	2001	2002	2002
	S$	S$	S$	US$
Pre-tax (loss) income
Singapore	$(4,456)	$(6,272)	$8,091	$4,663
Foreign :
Australia	(9,805)	(3,858)	(540)	(311)
Hong Kong	54	423	1,239	714
The Philippines	36	(2,313)	(719)	(414)
Thailand	(1,667)	(2,977)	(892)	(514)
India	(3,993)	(1,543)	(846)	(488)
Malaysia	-	-	(82)	(47)

	$(19,831)	$(16,540)	$6,251	$3,603

  Income tax (expense) credit consists of the following:

	December 31,
	2000	2001	2002	2002
	S$	S$	S$	US$
Current:
Singapore	$(1,500)	$(1,530)	$(3,650)	$(2,103)
Foreign	(109)	(65)	(76)	(44)

	(1,609)	(1,595)	(3,726)	(2,147)

Deferred
Singapore	$(1,012)	$1,090	$569	$328
Foreign	-	963	(1,042)	(601)

	$(1,012)	$2,053	$(473)	$(273)

	$(2,621)	$458	$(4,199)	$(2,420)

  The reconciliation of tax computed by applying the statutory income tax rate to pre-tax income is:

	December 31,
	2000	2001	2002	2002
	S$	S$	S$	US$
Tax at Singapore Statutory rate of 22.0% (2001: 24.5%)	$5,056	$4,052	$(1,375)	$(792)
Foreign tax rate differences	(826)	404	249	143
Net operating losses and temporary differences not recognized	(3,668)	(437)	(416)	(240)
Utilization of operating losses brought forward which were previously not recognized	-	-	562	324
Expenses not deductible for tax purposes	(2,507)	(3,462)	(1,507)	(868)
Changes in valuation allowances	-	-	(1,360)	(784)
Changes in enacted tax rates	-	-	(300)	(173)
Others	(676)	(99)	(52)	(30)

	$(2,621)	$458	$(4,199)	$(2,420)

21 LEASES AND COMMITMENTS

  Leases

	December 31,
	2001	2002	2002
	S$	S$	US$
Current portion of capital lease obligations with:
- related parties	$227	$ -	$ -
- unrelated parties	452	498	287

	679	498	287

Non-current portion of capital lease obligations with unrelated parties	587	810	467

	$1,266	$1,308	$754

The Company leased computer equipment and software, and furniture and fixtures under capital leases from a related party, Sembawang Capital Pte Ltd ("Sembawang Capital"). Most of these capital leases contain purchase options, and contain certain renewal options at the end of the original lease term. In the event that no less than two months prior to the expiration of the term of the agreement, the Company can make written request for extension of the term of the agreement. Capital lease repayment to Sembawang Capital for 2000, 2001 and 2002 is S$1,170, S$907 and S$227 (US$131) respectively.

The Company leases its corporate offices under non-cancelable operating leases, which expire at various dates in 2002, 2003 and 2004. The Company has the option to extend each of these leases for an additional three years.

Operating leases also include international leased lines with cancelable and non-cancelable leases expiring at various dates in 2002 and 2003. The lease agreements do not include renewal options.
Pursuant to a grant commencing March 1998, the Infocomm Development Authority of Singapore ("IDA") has agreed to reimburse the Company, as part of the government's strategy to develop Singapore as the Internet hub for the Asia-Pacific region, for up to S$207 per month for costs incurred in leasing international lines between its Singapore hub and each of Hong Kong, the Philippines and Japan. The Company is eligible for reimbursement of monthly leasing costs under this grant for a period of three years which ended in 2001.

Future minimum lease payments for capital leases and operating leases with initial or remaining terms of one year or more are as follows as of December 31, 2002.

	Capital Leases		Operating Leases
Year Ended December 31:	S$	US$	S$	US$
2003	$577	$333	$12,509	$7,209
2004	409	235	3,230	1,861
2005	341	197	614	354
2006	126	73	152	88

Total minimum lease payments	1,453	838	$16,505	$9,512
Less amount representing interest	(145)	(84)

Present value of net minimum lease payments	1,308	754
Less non-current portion	(810)	(467)

Current portion of capital lease obligation	$498	$287

F-29
21	LEASES AND COMMITMENTS (Cont'd)
Supply contracts for satellite bandwidth of S$5,229 (US$3,013), of which S$3,239 (US$1,866) is payable within one year from December 31, 2002 and S$1,990 (US$1,147) is payable within one year from December 31, 2003 were included in operating leases.

Rental payments under operating leases are expensed on a straight line basis over the periods of the respective lease. Rental expense for operating leases, excluding international leased lines, for the years ended December 31, 2000, 2001 and 2002 was S$4,496, S$5,676 and S$5,155 (US$2,971), respectively. Net expenses for international leased lines for the years ended December 31, 2000, 2001 and 2002 was S$14,528, S$21,172 and S$19,121 (US$11,019), respectively.

Commitments
The Company has committed to IDA that it will spend S$2,200 (US$1,268) over a period of three years, largely on capital equipment and infrastructure.
On November 11, 2002, PIL, PIM and PITH acquired certain retail ISP business assets of Reach Internet Services Pte Ltd, Reach Internet Services (MSC) Sdn. Bhd. and Reach Communications Services (Thailand) Limited, respectively. The purchase consideration was based on 25% of the actual revenues collected from customers acquired for the period of 12 months from November 11, 2002. In addition, the Group commits to purchase 720 mbps of bandwidth in aggregate from the Reach group of companies over a two-year period commencing from November 11, 2002.

22 VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Due to acquisition (disposal) of subsidiary	Deductions Write-offs	Balance at End of Period
	S$	S$	S$	S$	S$
Allowance for doubtful accounts receivable
Year ended December 31, 2000	2,367	2,183	-	(1,861)	2,689
Year ended December 31, 2001	2,689	4,522	892	(3,820)	4,283
Year ended December 31, 2002	4,283	2,747	-	(1,897)	5,133
23	GAIN ON DEEMED DISPOSAL OF SHARES OF A SUBSIDIARY COMPANY
For the year ended December 31, 2001, a gain on deemed disposal of shares of S$2,784 was recorded in the additional paid-up capital of shareholders' equity. It related primarily to the issuance of 5,084,746 common shares of Pacfusion Limited at US$0.59 per share to an unrelated party. As a result of the issuance, approximately S$5,541 was raised and the Company's interest in Pacfusion Limited decreased from 100% to 92.11%.

24	DECLARATION OF DIVIDENDS
In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors. Singapore law allows dividends to be paid only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency. The Company has not declared any dividends to date. The amount of the Company's retained earnings available for distribution was approximately S$18,000 (US$10,373). The Group does not anticipate paying cash dividends in the foreseeable future.
F-30
25	RELATED PARTY TRANSACTIONS
Prior to May 1999, the Company was a 74.99% owned subsidiary of SembCorp Ventures Pte Ltd (formerly known as Sembawang Ventures Pte Ltd). The Company's intermediate parent companies at that point in time were Sembawang Corporation Ltd and SembCorp Industries Ltd.

In May 1999, the parent company, SembCorp Ventures Pte Ltd, diluted their shareholdings from 54.6% to 41.8%. Since then, SembCorp Ventures Pte Ltd and SembCorp Industries Ltd are considered as the former immediate parent company and former intermediate parent company, respectively.

The Company paid an annual management fee to its former immediate parent company and former intermediate parent company for various management and administrative services provided. These services were provided by its former immediate parent company and former intermediate parent company to all its strategic business units based on the application of pre-defined weightage to parameters such as profitability. For the years ended December 31, 2000, 2001 and 2002, management fees paid or payable to the Company's former immediate parent company and former intermediate parent company was S$1,298, $nil and S$120 (US$69), respectively. For the year ended December 31, 2001, such management fees of S$250 was written back due to waiver of amounts previously provided.

On September 2000, the Company sold its 15% equity interest in 1-Net Singapore Pte Ltd for S$1,943 to MediaCorp Interactive Pte Ltd ("MediaCorp Interactive"). At the time of the aforementioned sale, one of the directors of the Company also held a directorship on the board of directors of MediaCorp Interactive and Media Corporation of Singapore Pte Ltd ("MCS"). MCS owns a 13.9% stake in the Company through its wholly-owned subsidiary SIM Ventures Pte Ltd. MediaCorp Interactive is a wholly-owned subsidiary of MCS.

On June 20, 2000, the Company through its subsidiary Safe2Travel, acquired the travel and travel-related businesses of SMTG (the "SMTG Acquisition") for S$10,000. At the time of the SMTG Acquisition, the Company indirectly owned 85% of the issued share capital of Safe2Travel. SMTG was a 75%-owned subsidiary of SembCorp Industries at the time of the SMTG Acquisition. SembCorp Industries through its wholly-owned subsidiaries, SembVentures, also held 41.8% of the issued share capital of the Company. Pursuant to the terms and conditions of the SMTG Acquisition, Safe2Travel had agreed to extend a loan of S$5,000 to SMTG. The loan from Safe2Travel to SMTG is interest-free and has no fixed term of repayment. This loan was fully repaid in 2002.

For the year ended December 31, 2001 and 2002, the Company provided Internet Access and related services amounting to S$59 and S$69 (US$40) respectively, to its former intermediate parent company.
For the year ended December 31, 2001 and 2002, Safe2Travel provided travel-related services amounting to S$171 and S$191 (US$111) respectively, to the Group's former intermediate parent company and other affiliated companies.

For the period May 2002 to September 2002, Pacfusion Group Holdings provided IT consultancy services amounting to S$75 (US$43) to the Group's former intermediate parent company.
26	SEGMENT REPORTING

In accordance with SFAS No. 131 - Disclosures about Segments of an Enterprise and Related Information, certain information should be disclosed based on the financial information management analyzes for making operating decisions and assessing performance. The Group operates in three reportable segments as each of these segments offer different products and services :

  Internet Access and Internet Services
  e-Commerce Services
  Travel-related Services

INTERNET ACCESS AND INTERNET SERVICES ("ACCESS"). This segment includes all Internet access services such as dial-up, leased lines, broadband, value added services and all other Internet access-related services.

E-COMMERCE SERVICES ("E-COMMERCE"). This segment includes both Business-to-Consumer (B2C) and Business-to-Business (B2B) services. It also operates an Internet portal under the domain name of "www.pacific.net.sg", which focuses on e-commerce, website content and community related services, and application development services.

TRAVEL-RELATED SERVICES ("TRAVEL"). This segment includes services provided by a "brick-and-mortar" travel agent, such as air ticketing, tours, hotels and other travel-related services.

December 31, 2000	Access	e-commerce	Travel	Reconciling items	Consolidated
	S$	S$	S$	S$	S$
Revenue
Unaffiliated customers	$101,388	$561	$4,293	$ -	$106,242
Intersegment	-	-	354	(354)	-
Toll rebates	3,044	-	-	-	3,044

Total revenues	104,432	561	4,647	(354)	109,286

Depreciation & amortization	(16,599)	(530)	(694)	-	(17,823)
Other operating expenses	(97,465)	(8,665)	(4,151)	482	(109,799)
Interest income	1,930	-	-	-	1,930
Interest expense	(349)	(6)	(5)	-	(360)
Equity in loss of
unconsolidated affiliates	(5,574)	(50)	-	-	(5,624)
Other non-operating
income (expenses)	2,532	122	33	(128)	2,559
Income tax expenses	(2,477)	-	(144)	-	(2,621)
Minority interest	-	-	47	-	47

Segment P&L	$(13,570)	$(8,568)	$(267)	$ -	$(22,405)

Total assets	$102,570	$3,055	$35,727	$ -	$141,352

December 31, 2001	Access	e-commerce	Travel	Reconciling items	Consolidated
	S$	S$	S$	S$	S$
Revenue
Unaffiliated customers	$130,547	$2,327	$8,203	$ -	$141,077
Intersegment	-	-	190	(190)	-

Total revenues	130,547	2,327	8,393	(190)	141,077

Depreciation & amortization	(18,570)	(987)	(1,332)	-	(20,889)
Other operating expenses	(120,249)	(6,112)	(7,453)	190	(133,624)
Interest income	469	55	34	-	558
Interest expense	(758)	(22)	(29)	-	(809)
Equity in (loss) profit of unconsolidated affiliates	(4,455)	(169)	-	-	(4,624)
Other non-operating income (expenses)	1,319	269	183	-	1,771
Income tax expenses	723	-	(265)	-	458
Minority interest	682	363	72	-	1,117

Segment P&L	$(10,292)	$(4,276)	$(397)	$ -	$(14,965)

Total assets	$96,806	$6,067	$30,218	$ -	$133,091

December 31, 2002	Access	e-commerce	Travel	Reconciling items	Consolidated
	S$	S$	S$	S$	S$
Revenue
Unaffiliated customers	$146,496	$1,492	$9,042	$ -	$157,030
Intersegment	-	-	18	(18)	-

Total revenues	146,496	1,492	9,060	(18)	157,030

Depreciation & amortization	(11,111)	(781)	(305)	-	(12,197)
Other operating expenses	(126,016)	(3,452)	(7,327)	18	(136,777)
Interest income	372	11	31	-	414
Interest expense	(705)	-	-	-	(705)
Equity in (loss) profit of unconsolidated affiliates	(1,746)	8	-	-	(1,738)
Other non-operating income (expenses)	127	(18)	115	-	224
Income tax expenses	(3,885)	(3)	(311)	-	(4,199)
Minority interest	855	77	(94)	-	838

Segment P&L	$4,387	$(2,666)	$1,169	$ -	$2,890

Total assets	$99,408	$1,184	$29,422	$ -	$130,014

  Intersegment sales and transfers were accounted as if the sales or transfers were to third parties, that is, at current market prices.

	December 31,
	2000	2001	2002	2002
	S$	S$	S$	US$
Geographical area Net revenues :
Singapore :
Unaffiliated customers	$68,126	$81,719	$88,048	$50,742
Intercompany	396	3,412	3,816	2,199
Toll rebates	3,044	-	-	-

Hong Kong :
Unaffiliated customers	20,659	28,820	33,042	19,042
Intercompany	-	-	-	-

Australia :
Unaffiliated customers	17,457	17,561	21,493	12,387
Intercompany	-	-	-	-

Philippines :
Unaffiliated customers	-	12,977	14,219	8,195
Intercompany	-	749	529	305

Malaysia :
Unaffiliated customers	-	-	228	131
Intercompany	-	-	-	-

	109,682	145,238	161,375	93,001
Elimination	(396)	(4,161)	(4,345)	(2,504)

	$109,286	$141,077	$157,030	$90,497

Long-lived Assets
Singapore	$39,827	$21,405	$17,895	$10,313
Hong Kong	4,487	12,312	11,620	6,697
Australia	19,346	15,337	14,904	8,589
Philippines	-	5,449	4,200	2,420
Malaysia	-	-	70	40

	$63,660	$54,503	$48,689	$28,059

  Long-lived assets include fixed assets, intangible assets and goodwill.

27	LICENSES
The Group has obtained authorization to use the products of each licensor of software that the Group bundles in its front-end software product provided to subscribers. The particular applications included in the Company's start-up packages have, when necessary, been licensed, including Microsoft Internet Explorer from Microsoft Corporation (the license is automatically renewed for successive one-year terms), Netscape Navigator from Netscape Communications Corporation (the license is automatically renewed annually), the evaluation version of WinZip from NicoMak Computing, Inc., Adobe Acrobat Reader from Adobe Systems Incorporated (the license is valid unless terminated by licensor), mIRC by MIRC Co. Ltd and WS_FTP from Ipswitch, Inc. (the license is automatically renewed annually).
F-35
27	LICENSES (Cont'd)
Historically, any license fees charged to the Group upon enrollment of additional subscribers were generally passed through to subscribers in their start-up fees. However, the Group has increasingly waived start-up fees in Singapore due to competitive pressures and has absorbed the cost of license fees. Microsoft currently does not charge the Group a license fee with respect to the Group's distribution of Microsoft Internet Explorer; however, there can be no assurance that such arrangement will continue in the future. The Group currently intends to maintain or negotiate renewals of all relevant existing software licenses and authorizations as necessary. The Group may also want or need to license other applications in the future. Other applications included in the Group's start-up package are shareware that the Group has obtained permission to distribute or that are from the public domain and are freely distributable.

28	COMMON STOCK
The Company completed its first and second offerings (collectively known as the "offerings") of common stock on February 5, 1999 and May 20, 1999, respectively. The Company sold an aggregate of 2,500,000 shares in the offerings and received net proceeds after offerings expenses amounting to approximately S$76,300.

29	STOCK OPTION PLAN
The Group has three fixed stock option plans under which it may grant options to certain employees, directors, officers and consultants of the Group to subscribe for shares within the Group.
The 1998 Employee Share Option Plan was established by the Company in November 1998 and became effective upon the Company's initial public offering. Options to purchase up to 1,500,000 shares were granted, of which 1,498,500 were accepted, at an exercise price equal to the initial public offering price of US$17.00 per share and no amounts applicable thereto are reflected in the consolidated statement of operations. As at December 31, 2002, options to subscribe for 171,500 shares have been exercised by employees.

In November 1999, the Company established the 1999 Share Option Plan. A total of 1,761,890 shares are reserved and authorized for issuance under this plan. The exercise price is the average of the officially quoted closing price of the Company's shares on the NASDAQ's National Market System for the five trading days immediately preceding the date of grant, which was determined to be US$32.48, US$25.60, US$3.60 and US$3.09 per share for the respective four tranches. The four tranches were granted on November 10, 1999, April 25, 2000, January 10, 2001 and April 10, 2001, respectively. As of December 31, 2002, options to subscribe for an aggregate of 2,178,000 shares have been granted under this plan, of which 2,060,250 were accepted. The total number of stock options granted exceeds the number of shares reserved and authorized for issuance under this plan because stock options which had been granted but unaccepted, expired, cancelled or forfeited had been re-granted in the subsequent tranches. An aggregate of 1,461,775 stock options remains outstanding as of the aforesaid date.

The vesting schedule is as follows:
(i) 25% of the Options will vest and become exercisable on the first anniversary of the date of grant;
(ii) an additional 25% of the Options will vest and become exercisable on the second anniversary of the date of grant; and
(iii) the remaining 50% of the Options will vest and become exercisable on the third anniversary of the date of grant.
In August 2000, Pacfusion established the 2000 Equity Incentive Plan. Options to subscribe for up to 4,767,600 shares were granted, of which 4,457,800 were accepted, at an exercise price of US$0.59 per share. The vesting schedule is as follows:
(iv) 25% of the options shall vest on the earlier of the date which is five years after the grant date and the first date upon which the shares of Pacfusion are listed or approved for listing (the earlier of such dates being the `Initial Vesting Date') of Pacfusion's shares;
(v) an additional 25% of the options shall vest on the first anniversary of the Initial Vesting Date; and
(vi) the remaining 50% of the options shall vest on the second anniversary of the Initial Vesting Date.
F-36
29	STOCK OPTION PLAN (Cont'd) Presented below is a summary of the Group's stock option activity:
	Shares	Exercise Price Range (US$)	Weighted- Average Exercise Price (US$)
Balance, January 1, 2000	2,009,100	$17.00 - $32.48	$21.80
Granted and Accepted	394,900	$25.60	$25.60
Exercised	(171,500)	$17.00	$17.00
Forfeited / Cancelled / Expired	(708,700)	$17.00 - $32.48	$21.52

Balance, December 31, 2000	1,523,800	$17.00 - $32.48	$23.45
Granted and Accepted	1,042,750	$3.09-$3.60	$3.45
Exercised	-	-	-
Forfeited / Cancelled / Expired	(870,425)	$3.09 - $32.48	$16.91

Balance, December 31, 2001	1,696,125	$3.09 - $32.48	$14.51
Exercised	-	-	-
Forfeited / Cancelled / Expired	(234,350)	$3.09 - $32.48	$9.04

Balance, December 31, 2002	1,461,775	$3.09 - $32.48	$15.38

  Presented below is a summary of the Group's outstanding stock options as of December 31, 2002:

	------------- Options outstanding ------------			--- Options exercisable ---
Range of Exercise Prices (US$)	Number outstanding at Dec 31, 2002	Weighted-Average Remaining contractual life	Weighted-Average Exercise Price (US$)	Number exercisable at Dec 31, 2002	Weighted-Average Exercise Price (US$)
$17.00	267,300	1.08	$17.00	267,300	$17.00
$25.60	177,800	2.27	$25.60	94,907	$25.60
$32.48	341,600	1.81	$32.48	341,600	$32.48
$3.09 - $3.60	675,075	3.07	$3.40	177,773	$3.41

	1,461,775			881,580

The Group has elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees under its stock-based compensation plans. Accordingly, the difference between the option exercise price and the quoted market price or unquoted valuation price of the Group's shares on grant date is recognized as compensation cost over the options' vesting period. Such compensation cost recognized by the Group in 2002 relating to both the 1999 Share Option Plan and 2000 Equity Incentive Plan was S$427 (US$246).
F-37
29	STOCK OPTION PLAN (Cont'd)
During the year ended December 31, 2002, two members resigned from the Board of Directors of the Company. In accordance with the terms of the relevant share option plans and their share option agreements, the Administrative Committee passed resolutions on May 28, 2002 extending the exercise periods of their unexercised share options for a period of 24 months from their respective resignation dates.

The Group has accounted for this modification in accordance with FIN 44 - Accounting for Certain Transactions Involving Stock Compensation. Under FIN 44, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date based on intrinsic value method is recognized. The intrinsic value measured at the new grant day is nil and hence there is no impact on the income statement.

In 2001, 48,000 options were granted to non-employees of which 43,000 were accepted. There were no options granted to non-employees in 2002. In accordance with SFAS No. 123's fair value method, for the year ended December 31, 2001, compensation costs of S$91 was recognized. For the year ended December 31, 2002, compensation cost of S$31 (US$18) was written back. Fair value was computed using the Black-Scholes Option Pricing Model.

The total stock-based compensation cost recognized by the Group for the year ended December 31, 2001 and 2002 was S$1,257 and S$394 (US$227), respectively.
Stock option awards granted after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issue 31. As of December 31, 2002, there are 259,975 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. No compensation expense has been recorded in 2001 and 2002 in relation to these outstanding options since these options have zero intrinsic value as of the respective year-ends.

30	LEGAL PROCEEDINGS
Except as mentioned below, the Company is not involved in any material pending legal proceedings.
On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as the its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against 307 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. The defendants in the consolidated action filed a Motion to Dismiss the class action suit on the pleadings, that is, prior to any discovery being allowed in the case. In February 2003, the Court denied the Motion to Dismiss with respect to the Company and the individual defendants in all material aspects. Discovery will now be allowed to proceed.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and intends to contest the lawsuit vigorously. However, the litigation remains at a very preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.
F-38
31	GUARANTEES
As of December 31, 2002, the Company has issued the following guarantees to third parties on behalf of its subsidiaries and believes that the risk involved is minimal.
(i)	A corporate guarantee of S$8,300 (US$4,783) (2001: S$8,300) to a bank in respect of banking facilities extended to Safe2Travel amounting to S$8,000 (US$4,610) (2001: S$8,000) of which S$4,224 (US$2,434) (2001: S$3,918) has been utilized.

(ii)	Unconditional and irrevocable guarantees to Reach Internet Services (MSC) Sdn. Bhd. and Reach Communications Services (Thailand) Limited to pay the purchase consideration in the event PIM or PITH fails to pay the respective purchase consideration in relation to the acquisitions, the details thereof as set out in "Note 21 - Leases and Commitments". The purchase consideration is based on a percentage of actual revenues collected from the customers.

(iii) A continuing guarantee of S$395 (US$227) in favor of a third party for lease facility up to S$502 (US$289) extended to PSL in connection with the lease of Internet equipment.
32	RECENT ACCOUNTING PRONOUNCEMENTS
In July 2001, the FASB issued SFAS No. 143 - Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. We are required to adopt the provisions of SFAS No. 143 effective January 1, 2003. The Group is reviewing the provisions and impact of this standard. Due to the significant number of operating facilities that the Group maintains in Asia, and the extensive number of documents that must be reviewed and estimates that must be made to assess the effects of the Statement, the expected impact of adoption of Statement 143 on the Group's financial position or results of operations has not yet been determined.

In June 2002, the FASB issued SFAS No. 146 - Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance had required that liabilities for exit costs be recognized at the date of an entity's commitment to an exit plan. The Group is required to adopt the provisions of this Statement for any exit or disposal activities that are initiated after December 31, 2002, and does not expect that this Statement will have a material impact on its consolidated financial position or results of operations in 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45") - Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Fin 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosure about the guarantees that an entity has issued, including a rollover of the entity's product warranty liabilities. The disclosure provisions of FIN 45 are effective for the current year's financial statements and this information is included in "Note 31 - Guarantees" to the financial statements. The Group will apply the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The Group is currently evaluating the potential impact that the adoption of FIN 45 will have on its consolidated financial position and statement of operations.

In December 2002, the FASB issued SFAS No. 148 - Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosures of the pro forma effect of using the fair value method of accounting for employee stock-based compensation be displayed more prominently and in a tabular format. The disclosure provisions of this Standard are effective for fiscal years ending after December 15, 2002 and have been incorporated into "Note 3 - Summary of significant accounting policies" to the financial statements.

33	COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with current year's presentation.
F-39