Form 20-F
PACIFIC INTERNET LTD
filed 2004-06-18
CIK 1074245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM 20-F

_	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003
OR
_	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number ......................... 000-29938

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class	Number Outstanding as of December 31, 2003
Ordinary shares	13,034,691

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	X	No	_

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	_	Item 18	X

i

CERTAIN DEFINITIONS AND CONVENTIONS

In this Annual Report, unless the context otherwise requires, all references to:

(i)	"the Company" or "Pacific Internet" is to Pacific Internet Limited, a company incorporated in Singapore;
(ii)	the "Group" and "PacNet" are to Pacific Internet and its subsidiaries and associated companies, including Pacific Supernet Ltd ("PSN" or "Pacific Supernet"), Pacific Internet (Australia) Pty Limited ("PIAU"), Pacific Internet Services Pte. Ltd. ("PacNet Services") (previously known as Pacfusion Group Holdings Pte Ltd[1]), Safe2Travel Pte Ltd ("Safe2Travel"), Pacific Internet Philippines, Inc. ("PIPH") (previously known as Primeworld Digital Systems, Inc[2].), Pacific Internet (Thailand) Limited ("PITH"), World Net & Services Co., Ltd. ("WNS"), Pacific Internet India Private Limited ("PII"), Pacific Internet (Malaysia) Sdn. Bhd. ("PIMY") and Pacific Internet Corporation Pte Ltd ("PIC");
(iii)	"Pacific Internet's ISPs" or the "Group's ISPs" are to those Internet service providers in which the Group has a direct or indirect equity interest, including subsidiaries and minority investments; and
(iv)	the "Asia-Pacific region" are to the Asia-Pacific region excluding Japan.

1Change of name was effected on March 26, 2004.
2Change of name was effected on February 12, 2003.

For purposes of calculating the number of dial-up subscribers, "subscriber" means an account for Internet access. Information as to companies in which the Group does not have a majority interest has been provided by those entities and is believed by the Group to be accurate.

Unless otherwise specified, all references in this Annual Report to "U.S. dollars", "dollars", "$" or "US$" are to United States dollars and all references to "Singapore dollars" or "S$" are to Singapore dollars, the legal currency of tender in Singapore.

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

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

The Group prepares its financial statements in Singapore dollars and in conformity with generally accepted accounting principles in the United States ("US GAAP").

For the convenience of the reader, this Annual Report contains translations of certain Singapore dollar ("S$"), Hong Kong dollar ("HK$"), the Philippine Peso ("Pesos"), Australian dollar ("AU$"), Indian Rupees ("Rupees"), Thai Baht ("Baht") and Malaysian Ringgit ("RM") amounts into U.S. dollars as at December 31, 2003 which were S$1.699 = US$1.00, HK$7.5848 = US$1.00, Pesos 53.0938 = US$1.00, AU$1.4904 = US$1.00, Rupees 45.9189 = US$1.00, Baht 40.4524 = US$1.00, RM 3.6935 = US$1.00, respectively. No representation is made that the Singapore dollar, Hong Kong dollar, the Philippine Peso, Australian dollar, Indian Rupees, Thai Baht, Malaysian Ringgit or U.S. dollar amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

ii

iii

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

N.A

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

N.A

ITEM 3. KEY INFORMATION

ITEM 3A. SELECTED FINANCIAL DATA

The following selected consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The consolidated statement of operations data set forth below for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, and the consolidated balance sheet data at December 31, 1999, 2000, 2001, 2002 and 2003 are derived from, and are qualified by reference to, the Consolidated Financial Statements audited by Ernst & Young, independent accountants. The information presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects."

Year ended December 31,					
	1999	2000	2001	2002	2003	2003
	(in thousands except per Share data, No. of Shares and Other Data)					
Consolidated Statement of Operations Data :						
Total gross revenue	S$ 95,437	S$106,242	S$141,077	S$157,030	S$167,493	US$98,583
Toll rebates	(9,933)	3,044	-	-	-	-
Total net revenue	S$ 85,504	S$109,286	S$141,077	S$157,030	S$167,493	US$98,583
Income (loss) from operations	S$ 1,442	S$(18,336)	S$(13,436)	S$ 8,056	S$ 8,213	US$ 4,834
Net income (loss)	S$ 2,705	S$ (22,405)	S$ (14,965)	S$ 2,890	S$ 4,825	US$ 2,840
Net income (loss) per share – basic (1)	S$ 0.22	S$ (1.75)	S$ (1.17)	S$ 0.23	S$ 0.37	US$ 0.22
Net income (loss) per share – diluted (2)	S$ 0.21	S$ (1.75)	S$ (1.17)	S$ 0.23	S$ 0.36	US$ 0.21
Weighted average number of ordinary shares outstanding – basic (1)	12,336,443	12,794,193	12,815,066	12,815,066	12,985,036	12,985,036
Weighted average number of ordinary shares outstanding – diluted (2)	13,107,828	12,794,193	12,815,066	12,815,066	13,249,096	13,249,096
Consolidated Balance Sheet Data:						
Total assets	S$ 133,819	S$ 141,352	S$ 133,091	S$ 130,014	S$ 132,740	US$ 78,129
Total debt (3)	7,999	21,600	24,612	17,051	4,879	2,871
Total shareholders' equity	90,761	73,673	61,908	65,908	77,975	45,896
Capital stock	114,048	116,866	119,055	118,372	121,802	71,691
No. of ordinary shares (as adjusted to reflect change in capital)	2,500,000	171,500	-	-	219,625	219,625
Other Data:						
Capital expenditures (4)	S$ 11,850	S$ 14,287	S$ 7,992	S$ 5,516	S$5,735	US$3,375
Dial-up subscribers (at end of period) (5)	287,051	382,862	367,687	359,226	377,700	377,700
Average monthly recurring revenue per dial-up subscriber (6)	S$ 24.67	S$ 15.81	S$ 15.78	S$ 13.75	S$ 10.81	US$ 6.36
Leased line subscribers (at end of period) (5)	1,434	2,097	2,228	1,390	1,510	1,510
Broadband subscribers (at end of period) (5)	-	2,458	17,006	37,100	58,000	58,000

Note

(1)	Based on the weighted average number of shares deemed to be outstanding during the period.
(2)	Includes the dilutive effect of all outstanding options under the Group's share option plans.
(3)	Includes capital lease obligations, bank borrowings and non-trade payables to related parties but excludes payables to related parties arising from transactions in the ordinary course of business.
(4)	The amounts shown above for capital expenditures are equal to the sums of the amounts presented on the Group's Consolidated Statements of Cash Flows as "cash flows from investing activities-acquisition of fixed assets."
(5)	For 1999, includes subscribers in Singapore, Hong Kong, the Philippines, Australia and India. For 2000 and 2001, includes subscribers in Thailand. For 2002 and 2003, includes subscribers in Malaysia.
(6)	The amounts shown represent an average (mean) of the recurring revenue per dial-up subscriber calculated separately for each month during the relevant period. Each such monthly revenue per subscriber was calculated using the aggregrate revenues from dial-up services for Singapore, Hong Kong, Australia (with effect from June 1999), the Philippines (with effect from March 2001), Malaysia (with effect from June 2002), India and Thailand (which are not consolidated in the Group's Consolidated Financial Statements) and the number of subscribers as of the end of the applicable month. Revenues for Thailand and India, which were not consolidated in the Group's Consolidated Financial Statements, totaled approximately S$8.652 million (US$5.092 million) for the year ended December 31, 2003, respectively. For the year ended December 31, 2000, revenues for India were defered as the recognition criteria set out in SAB 101 has not been met. The deferred revenues were recognized in 2001 and 2002. Excludes one-time registration fees and other non-recurring revenues (including revenues from system installation and maintenance and on-line information).

Exchange Rate Information

The following table sets forth the average, high, low and period-end Noon Buying Rate between Singapore dollars and U.S. dollars (in Singapore dollars per U.S. dollar) for the periods indicated starting in 1999.

		Singapore Dollars/U.S. Dollar Noon Buying Rate(1)
		Average(2)	Low	High	Period End
1999	........................................................	1.70	1.66	1.74	1.67
2000	........................................................	1.72	1.65	1.76	1.73
2001	........................................................	1.80	1.73	1.85	1.85
2002	........................................................	1.79	1.73	1.85	1.74
2003	........................................................	1.74	1.70	1.78	1.70
	July..................................................		1.74	1.76	1.76
	August.............................................		1.74	1.76	1.75
	September.......................................		1.73	1.76	1.73
	October ..........................................		1.72	1.75	1.74
	November.......................................		1.71	1.75	1.72
	December........................................		1.70	1.72	1.70

2004
	January............................................				1.69
	February..........................................				1.70
	March..............................................				1.68
	April (through April 30, 2004)..........				1.70
(1)The Noon Buying Rates were extracted from the Federal Reserve Bank of New York.
(2)The average rate is the average of the daily Noon Buying Rates on the last business day of each month during the relevant period.

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

PacNet may not be able to compete effectively against established competitors, which have, amongst others, greater financial, marketing, infrastructure and other resources. PacNet's key competitors in the Internet access business are mainly major telecommunications carriers or affiliates of major telecommunications carriers and internet service providers in each country which PacNet has a presence. Amongst others, these competitors are SingNet Pte Ltd ("SingNet"), Starhub Cable Vision Ltd ("SCV"), and Starhub Internet Pte Ltd ("Starhub") in Singapore, Telstra Corporation Limited ("Telstra"), WorldCom ("Ozemail") and Optus in Australia, Pacific Century CyberWorks Limited ("PCCW"), NTT Communications Limited ("HKNet") and CITIC Pacific ("CPC Net") in Hong Kong, Philippine Long Distance Telephone Company ("PLDT"), Tri-Isys Inc. and Globe Telecom, Inc ("Globe Telecom") in the Philippines, Internet Thailand Public Limited Company and Samart Corporation Public Limited Company in Thailand, TM Net Sdn. Bhd. in Malaysia and Videsh Sanchar Nigam Limited ("VSNL") in India. In addition, as PacNet is not affiliated with any major telecommunications carrier, its major competitors or affiliates of its major competitors are often also suppliers of upstream telecommunications services on which PacNet's services are dependent. Accordingly, PacNet is vulnerable to pricing pressures as well as any anti-competitive measures which may be undertaken by such suppliers.

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

Singapore

On April 1, 2000, the Company was awarded a Facilities-Based Operator ("FBO") License by the InfoComm Development Authority of Singapore ("IDA"), which supersedes the IASP License previously held by the Company. On January 1, 2004, the Company transferred the FBO Licence to a wholly owned subsidiary, PIC with the approval of IDA. The Company's remaining capital commitments to IDA of S$0.8 million (US$0.5 million) under the FBO Licence was also transferred to PIC. With effect from January 1, 2004, the Company was awarded a Services-Based Operator ("SBO") Licence by the IDA. See "Item 5A. Results of Operations - Government Regulations".

As a SBO (Individual) Licensee, the Company is obliged to abide by the Code of Practice for Competition in the Provision of Telecommunication Services issued by the IDA, effective September 29, 2000.

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

Thailand

In Thailand, the Group is licensed to operate as an ISP, by way of an agreement between the Group's associated company in Thailand and the CAT Telecom Public Company Limited (formerly, the Communications Authority of Thailand). This agreement expires on October 30, 2006.

India

The Group's operations in India are conducted under a 15-year license issued by the Department of Telecommunications of India, and will expire in 2014.

Malaysia

In Malaysia, the Group has been registered as an Applications Service Provider Class Licensee with the Malaysian Communications and Multimedia Commission since December 13, 2001. As the registration of this licence is only valid for one year, fresh registrations must be submitted annually.

The failure or inability of the Group to comply with or perform any of the conditions of the above licenses, franchises, agreements or certificates, or any revocation, non-renewal or unfavourable amendment of the conditions of the same may have a material adverse effect on the business, financial condition and results of the operations of the Group.

Liquidity and Capital Resources

The Group believes that its existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations, will be adequate to satisfy its operating and capital requirements through 2004.

PIC has an outstanding commitment to the InfoComm Development Authority of Singapore ("IDA") of S$0.8 million (US$0.5 million) for the period 2004 to 2005. See "Item 3D. Risk Factors - Operating Licenses and Other Regulatory Conditions" below. The Group expects that these expenditures will be funded primarily from its cash balances and to the extent that such cash flows are not sufficient, through bank borrowings or capital leases. However, there can be no assurance that funding will be available to the Group on a timely basis or at all, or on terms acceptable to it, especially in light of the general tightening of the credit market in Singapore. Any inability to raise funds may prevent the Group from implementing its plans or may require the Company to modify or abandon some or all of its plans and may have an adverse effect on its operations.

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

The Group is primarily responsible for physical protection of its network infrastructure. However, because the Group leases its capacity from telecommunications carriers, reliance is placed on these companies for physical repair and maintenance of the leased capacities. In the event of natural disasters, power failures, telecommunications failures or other unanticipated failures, the Group's network infrastructure may cause interruptions in the services provided to our customers. These interruptions could reduce the Group's revenues and have a material adverse effect on its business, financial condition and results of operations. The Group presently does not carry any natural disaster and consequential business interruption insurance to compensate the Group for such losses that may occur except for the Company, PIAU, PacNet Services and Safe2Travel, who have such insurance coverage, subject to exclusion lists in the insurance policies.

Internet as a Medium of Commerce and Communication

The Group's present and proposed products and services are designed for Internet users. The Internet industry is a rapidly evolving industry. It is susceptible to rapidly changing technologies, evolving industry standards, frequent product and service innovations and uncertain levels of demand. The Internet industry is also subject to skepticism regarding consistent quality of service, cost effectiveness, high-speed options, integration with existing business applications, security, confidentiality of sensitive data, reliability and ease of use, amongst others.

Reliance on Telecommunications and Other Service Providers

The Group operates predominately in seven countries. It relies extensively on regional and local telecommunications carriers as well as other service companies in these countries to provide data communications capacity across the various mediums. Any disruption in these telecommunication services would result in a disruption in the services provided by the Group. As such, the Group may or may not be able to fully guarantee the uptime of its services.

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

Control by Founding Shareholders

As of April 30, 2004, SembCorp Ventures Pte Ltd ("SembVentures") owns 29.4% of the Company's outstanding Shares and MediaCorp Investments Pte. Ltd. (formerly known as SIM Ventures Pte Ltd) ("MediaCorp Investments") owns 3.6% of the Company's outstanding Shares. Together, these founding shareholders own 33% of the Company's Shares and have the ability to indirectly control the Group and may direct its affairs and business. SembVentures is 100% owned by SembCorp Industries Ltd ("SembCorp Industries"), which indirectly owns all of SembVentures interest in the Group. Temasek Holdings (Private) Limited ("Temasek"), the primary investment arm of the Singapore government, has direct and indirect holdings in both SembCorp Industries and MediaCorp Investments. As a result Temasek owns indirectly 33% of the Company's outstanding Shares.

Conflicts of Interest Between the Company and Its Controlling Shareholders

Temasek, which has the ability to indirectly control the Company, is also the ultimate majority shareholder of the Company's two principal competitors in Singapore. In addition, Temasek's effective interest in the Company could potentially affect the Company's operations, including its expansion plans into other countries or markets. For example, its ability to operate and expand successfully in markets outside Singapore may be adversely affected if the Company's target customers, government agencies or business partners in those countries believe that Temasek's indirect control over the Company will prevent the Company from providing its services in a manner consistent with that foreign country's national interests. In addition, the Company pays an annual management fee to SembCorp Industries for various management and administrative services provided. See "Item 7B. Related Party Transactions - Management fees charged by holding companies" for further details.

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

Liability of Information Disseminated Through the Group's Network

The laws relating to the liability of Internet access providers and on-line services companies for information carried on or disseminated through their networks are evolving rapidly. The Group could therefore be subjected to lawsuits that seek to impose liability on the Group as it carries or disseminate information. These could include claims under the censorship laws of Singapore. Although no such claims have been asserted against the Group to date, they are possible, and if asserted, may be successful. Furthermore, although the Group has attempted to limit its liability by the terms of its standard service agreement, it is unclear whether its efforts to do so would be successful in the event of any litigation or other claim against the Group. As the laws in this area develops, the potential imposition of liability upon the Group for information carried on and disseminated through its network could require the Group to take measures to reduce its exposure to such liability. These measures may be expensive and may require the discontinuation of various products or services. Any costs that are incurred in defending against asserted claims or paid to satisfy successful claims could materially adversely affect its business, financial condition and results of operations.

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

Ability to Maintain Profitability

In 2001, the Group incurred a net loss of S$15.0 million. In 2002, the Group managed to achieve profitability with full-year net income of S$2.9 million. In 2003, the Group has achieved a higher full year net income of S$4.8 million (US$2.8 million) as compared to 2002. Although the Group has continued to remain profitable in the first quarter of 2004, its ability to maintain profitability may be affected if it is unable to successfully address the risks and uncertainties faced, which in particular are: -

  The Group's inability to quantify the impact of stock-based compensation cost for certain employee stock options due to variable accounting on the Group's net income, until the end of each quarter. Depending on the closing stock price at the end of each quarter, this cost may have a positive or negative impact on the Group's net income.
  Significant price competition in the existing markets where the Group operates may reduce its operating margins, resulting in net loss or lower net income.
  Increased expenses resulting from leasing of additional capacity may adversely affect the Group's cost structure.
  Losses incurred by the Group's operations in Malaysia, India and Thailand may adversely affect the Group's performance.
  A further deterioration or lack of improvement in the economy in the Asia Pacific region could negatively affect the Group's revenues.
  Under Statement of Financial Accounting Standards ("SFAS") 142 - Goodwill and Other Intangible Assets, if the book value of the Group's goodwill exceeds its fair value, an impairment loss will be recognized, which may adversely affect the Group's financial performance and its ability to maintain profitability.
  A future outbreak of SARS or similar illnesses may adversely impact the Group's business in the future.

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

Certain Anti-takeover Provisions Under the Companies Act May Affect the Company's Share Prices

Certain provisions of the Singapore Companies Act (Chapter 50) and the Singapore Code on Take-overs and Mergers may delay, deter or prevent a future takeover or change in control of the Company. Anyone acquiring whether by a series of transactions over a period of time or not, shares (either on his own or together with parties acting in concert with him) carrying 30% or more of the Company's voting rights must extend a takeover offer for the remaining voting shares. A person holding between 30% and 50% of the Company's voting rights (either on his own or together with parties acting in concert with him) must also make a takeover offer if that person acquires additional shares carrying more than 1% of the Company's voting rights in any six-month period. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of the Company. Such provisions could limit the price that investors may be willing to pay for the shares of the Company.

Payment of Dividends in the Foreseeable Future

The Group does not anticipate paying cash dividends in the foreseeable future.

Possibility of Divestment By Major Shareholder

SembCorp Industries, the holding company of SembVentures, which is in turn the major shareholder of the Company, had previously announced its intention to seek a strategic investor to bring further value to the Group, and may divest all or a substantial part of its stake in the Company in that process. The Company believes that SembCorp Industries continues to actively consider such a divestment. The possible divestment, and the identity and future plans of the strategic investor or investors, could materially affect the business and operations of the Group and the market price of the shares of the Company.

Singapore and United States Taxation Matters

Shareholders of the Company may be subject to certain taxes in Singapore or the United States. See "Item 10E. Taxation" for further details.

Impact from Severe Acute Respiratory Syndrome ("SARS")

SARS is an illness that has been reported in Asia, Canada and Europe since early 2003. The virus, first reported in Guangdong (China), Hong Kong and Hanoi (Vietnam), has spread to other countries, including Singapore. The SARS situation has had an impact on the economy in Asia, particularly in China, Hong Kong, Singapore and Taiwan. One of the most noticeable impacts has been the reduction in travel to and within Asia. In the first and second quarter of 2003, the impact of SARS was directly felt in lower commission revenue from the Group's corporate travel subsidiary, Safe2Travel and a decrease in the Group's roaming revenue. The situation has improved significantly since June 2003, with encouraging signs of recovery in both business and leisure travel. A future outbreak of SARS or similar illnesses may adversely impact the Group's business in the future.

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

The Group was able to ride through the difficult climate and emerged stronger to achieve full year profitability, amidst the economic uncertainties in 2002 and 2003. PacNet continued to drive business growth in consumer and business markets by focusing on broadband, domestic and regional corporate segments, international partnerships and value-added services.

While most telecommunications companies and ISPs concentrate on domestic markets, PacNet continued to harvest its corporate customer base to grow its regional corporate customer base and to up-sell value-added services to them. The Group's direct presence in seven countries, coupled with the extensive peering and international partnerships, makes PacNet an attractive and reliable one-stop service provider for multinational corporations.

As broadband emerges as the preferred access mode in the mature markets of Singapore and Hong Kong, the Group has continued to observe a migration from dial-up to high-speed Internet access in both consumer and corporate segments. Additionally, cheaper pricing for broadband services in each of these countries has helped to drive growth in subscriber base for the Group. In 2003, the Group's broadband subscriber base grew by 56%, and revenue by over 61% compared to the previous year. Broadband revenue became the largest single revenue contributor accounting for 40% of total 2003 revenue, up from 27% in 2002. In particular, the Australian operations reported a full year broadband revenue growth of almost 140% from a year ago and an increase of more than double in the subscriber base. The more matured markets of Singapore and Hong Kong also grew their broadband revenues by 61% and 26%, respectively compared with previous year.

The Group will continue to execute strategies in broadband, corporate and regional businesses to drive growth. At the same time, PacNet will seek new international partnership opportunities to expand coverage in Asia-Pacific and leverage on the respective expertise and technologies of these partners to strengthen our service offerings.

Capital Expenditures, Investment and Divestment

In 1999, capital expenditures were mainly incurred for business and equity acquisitions and purchase of fixed assets, primarily funded by the net proceeds from the Company's first and second public offerings in 1999. In May 1999, the Company's wholly-owned subsidiary in Australia, PIAU, acquired the business of Mira Networking Pty Ltd ("Mira") for approximately S$3.7 million. In June 1999, the Company acquired the remaining 49.9% interest in PSN from its minority shareholder, Pacific Supernet Pte Ltd for a consideration of S$16.8 million. In July 1999, PIAU acquired Zip World Pty Ltd ("Zip World") for S$11.3 million, net of cash acquired. In the same month, the Company also acquired a 40.0% interest in PW Holding Corporation ("PWC"), the holding company of PIPH, for approximately S$0.7 million net of cash acquired.

In 2000, capital expenditures were mainly incurred for business and equity acquisitions and purchase of fixed assets, primarily funded by the remaining net proceeds from the Company's first and second public offerings in 1999 and bank borrowings. In January and February 2000, through PIAU, the Group acquired the businesses of Kralizec Pty Ltd ("Zeta") and Hub Communications Pty Limited ("Hub") for S$1.4 million and S$0.5 million, respectively. Also in January 2000, Pacific Digiway Limited ("Digiway"), an investment holding company, was incorporated in Thailand. The Company subscribed to 4,900 ordinary shares of Baht 10 each, representing a 49% equity interest in Digiway. Digiway in turn holds a 26% direct equity interest in I.T. Star Company Limited. In March 2000, the Company completed the acquisition of a 49% direct equity interest in I.T. Star Company Limited, which is the holding company of WNS, an ISP based in Thailand for S$2.0 million. In April 2000, PIAU acquired Hunterlink Pty Ltd ("Hunterlink"), an ISP located in Newcastle, Australia for S$5.9 million. In May 2000, the Group acquired the travel and travel-related businesses of Safe & Mansfield Travel Group Pte Ltd ("SMTG") through PacNet Services for S$10.0 million. In September 2000, the Company disposed off its 15% equity stake in 1-Net Singapore Pte Ltd ("1-Net Singapore") for S$1.9 million.

In 2001, capital expenditures were mainly incurred for purchase of fixed assets. During the year, the Group issued 5,084,746 shares of Pacfusion Limited at US$0.59 per share to an unrelated party. As a result of the issuance, approximately S$5.5 million was raised and the Group's interest in Pacfusion Limited decreased from 100% to 92.11%. On March 16, 2001, following a restructuring exercise, the Group disposed 8.9% of its equity interest in PIPH for S$0.2 million to an unrelated party, reducing its direct interest in PIPH from 40.0% to 31.1%. As a consequence of the restructuring, the Group was able to meet the criteria set out by SFAS 94 - Consolidation of All Majority-Owned Subsidiaries ("SFAS 94") and Emerging Issues Task Force ("EITF") 96-16 - Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights ("EITF 96-16"), and ceased equity accounting for its investment in PIPH and consolidated PIPH from that date. On December 19, 2001, Pacific Digiway Limited ("Digiway"), an investment holding company, increased its equity interest in PITH from 26% to 41%. As a result, the Company's effective interest in PITH was increased from 61.7% to 69.1%.

In 2002, amount of capital expenditures incurred totaled S$5.5 million, which was mainly for the purchase of network equipment on replacement basis. There was no divestment during the year.

In 2003, amount of capital expenditures incurred totaled S$5.7 million (US$3.4 million), which was mainly for the purchase of network equipment on replacement basis. On July 2003, Digiway increased its equity interest in PITH from 41% to 51% for Baht 10 million (US$0.25 million). As a result, the Company's effective interest in PITH was increased from 69.1% to 74.0%. On September 15, 2003, through PIAU, the Group acquired the customer lists of Product Information Services Pty Ltd ("Talent Internet") for AU$0.25 million (US$0.19 million). There was no divestment during the year.

In January 2004, the Company acquired 5,084,746 ordinary shares of US$0.001 each, representing a 7.89% equity interest in Pacfusion Limited, from the minority shareholder for S$0.3 million (US$0.2 million). As a result, the Company increased its equity interest in Pacfusion Limited from 92.1% to 100%.

ITEM 4B. BUSINESS OVERVIEW

Industry Background

Major political, social and economic developments during 2003 - the widespread SARS situation, the war in Iraq, terrorism activities - have had a negative impact on the global business developments, including the IT sector.

However, economic optimism worldwide, driven by positive macro economic news and improving corporate performance in the late stages of 2003 had built a strong platform for IT growth in Asia for 2004.

In Asia, China and India are charging forward on the economic front and driving overall regional IT market recovery. Asia's IT industry outside of Japan will expand by 11 percent to 88 billion US dollars in 2004 as it begins a new growth cycle (International Data Corporation, 2003).

Telecommunications, Internet and related companies continued their positive growth with many transformed as profitable companies (Deloitte Touche Tohmatsu, 2003).

The increasing number of Internet users will also fuel the growth, with 205 million people expected to be on line across the Asia-Pacific in 2004, up 22 per cent from 2003 (International Data Corporation, 2003). There are more than 100 million broadband lines worldwide end 2003 (Point Topic, 2004) of which about 60 million is DSL. As at Q3 2003, Asia Pacific has over 50% of all global DSL subscription.

Some broadband value-added services are starting to take off. One leading example is the boom in voice-over-IP services in Japan. Enterprises can also expect business applications such as web conferencing, roaming and security services to improve corporate efficiency.

Strategy

The Group's ultimate overall strategy is to be the leading Internet Communications Service Provider in the Asia Pacific region, providing a full suite of Internet Protocol ("IP") based communications services to both corporate and consumer customers. The Group believes that, as the Internet market in the Asia-Pacific region grows, the critical competitive factors will be market leadership and access to a substantial subscriber base for Internet access service across geographic markets in the Asia-Pacific region. Market leadership and a substantial Internet access subscriber base will then form the foundation for value-added services and e-services. The Group believes that it is well positioned to be an Internet Communications Service Provider, from providing essential Internet access service, data hosting and applications development to providing a one-stop service to corporate customers for their Internet-related business requirements across the region.

The Group will continue to focus on the following strategies to grow its business:

  Focus on broadband services. The Group will continue to focus on growing broadband business in markets that are ready to adopt broadband access while defending its narrowband business. The Group will also target its existing narrowband subscriber base to migrate upwards to its broadband access plans. In markets that are not ready to adopt broadband access, the Group will continue to grow its narrowband subscriber base. The Group's broadband strategy is to offer the widest range of high-speed access services, be it DSL, Cable or wireless. Across the countries, the Group has wholesale broadband arrangements with the leading telecommunications providers. This strategy is heavily dependent on the telecommunications regulatory framework in each market providing open access to different infrastructure for broadband access service providers.
  Grow the corporate business segment. The Group has successfully created a competitive differentiator against competing telcos in this segment by using its neutral position to its advantage. PacNet is able to offer reliable Internet connections to customers by combining multiple lines from different telcos. Telcos are unlikely to purchase lines from another competing telco. Regional corporate business is also a specific area that the Group plans to expand by leveraging corporate clients that are common across the countries that the Group operates in. The Group targets multinational corporations with regional presence by offering regional connectivity as a one-stop reliable service provider.
  Expand the regional businesses. The Group plans to grow the regional businesses outside Singapore to achieve leadership in each of the market it operates in. Besides the existing countries, the Group plans to explore new markets in the Asia Pacific Region to further extend its regional reach.
  Introduce innovative services and solutions. Besides Internet access, the Group will continue to innovate to develop new services and solutions such as Voice over Internet Protocol ("VoIP") to create greater value for its customers. This is an important strategy for the Group in its drive to become an Internet Communications Services Provider. The aim is to help businesses and individuals improve communications and do it cost effectively through their investments made in data connections.
  Leverage partnerships. The Group plans to seek partnerships to accelerate its plan to expand its existing markets and to enter new markets. It will use its regional presence to its advantage by being a fulfillment partner for global telecom players. The Group will continue to invest in these international partnerships as well as forging local partnerships in vertical markets e.g. finance, travel and logistics, among others. This will allow the Group to penetrate specific verticals and deepen its relationship with customers through partners.

The Group believes that its ultimate goal of becoming the leading Internet Communications Service Provider will position it to grow together with corporate customers as they increase their Internet-related business requirements. The Group believes that this one-stop service concept will propel the Group forward to become one of the leading Internet players that can cater to the varying Internet-related needs of both corporate and consumer customers.

Services

The Group provides a comprehensive suite of Internet solutions to meet the varying needs of consumers and corporate customers of every size from small office home office ("SOHO"), start-ups, small and medium enterprises ("SMEs") to regional and multinational corporations with multi-site presence. Given that PacNet is the largest pan-Asian telco-independent Internet Communications Service Provider by geographic reach, it is uniquely qualified to provide a one-stop service for regional connectivity across the seven countries it operates in as well as other parts of the world through its partners.

From basic narrowband and broadband access to value-added Internet services, the Group plans to attract customers, increase hourly usage and create additional revenue streams. By offering reliable, better value Internet access and communications services, the Group seeks to develop both the corporate and consumer segments in each geographic market it enters.

The following table shows the source of the Group's gross revenue for the following periods:

(1) After eliminations.
(2) The Philippines operations were consolidated with effect from March 16, 2001

Access Business

Major Internet Access Products

Dial-up access - Internet access for consumers and small corporate customers using modems to dial into the Group's ISP Dial-Up network at a speed of up to 56 Kbps.

Network ISDN Access - high-speed dial-up Internet connection at a speed of 64Kbps & 128Kbps, offered to the corporate market.

Leased line access - Twenty-four hours high-speed dedicated Internet access to carry data traffic at a speed from 64 Kbps up to a 2Mbps Internet connection.

Consumer broadband and Corporate broadband - offer up to 1.5Mbps broadband connectivity for both consumer and corporate users under time-based, volume-based packages or unlimited access.

Wireless broadband @ home - targeted at homeowners who prefer a simple and hassle-free connection providing mobility and flexibility in the home environment.

Wireless broadband @ work - targeted at SOHO, SMEs and companies wanting to have a wireless high speed setup in the office, which offers greater flexibility and mobility within the office environment.

Value-Added Internet Services for Consumers

The Group's Internet services for consumers are designed to meet the needs of individuals with varying levels of Internet experience and Internet utilization. Value-added services, which are available for an additional fee, include wireless hotspots, which allow consumers to enjoy Internet roaming at selected hotspots, e-mail paging and other message services and remote access to Internet accounts. In Singapore, anti virus, anti spam, gaming and entertainment content have been introduced on a chargeable basis to drive consumer broadband subscription.

Value-Added Internet Services for Corporate Customers

The Group's value-added Internet services for corporate customers include Email Outsourcing Service, Web Hosting, Internet Data Center Service, Internet Backup Service, Load Balancing Service, Anti-Spam Mail Guard Service, Anti-Virus Mail Guard Service, Managed Security Service, Managed Virtual Private Network Service and International Roaming Service. The Group also established a Services unit in Singapore in 2003 to implement networks and application solutions for corporate customers.

Travel

The Group's travel business branded Safe2Travel is one of the largest corporate travel agencies in Singapore. Its core business is business travel management for corporate customers. Safe2Travel provides a range of services including air ticketing, hotel reservation, car rental booking, corporate incentive travel, trade mission travel and other customized travel arrangements.

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

Marketing and Sales

The Group's sales and marketing efforts are targeted at both the consumer and corporate segments using the following mediums:

Advertising - Services are advertised in print, radio, electronic and broadcast media.

Tradeshows - The Group participates in selected tradeshows.

Direct Marketing - Services are promoted directly to customers through promotional inserts in mail, packages.

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

Singapore

Neutral ISP of Choice: Dial-up, DSL and Cable

Pacific Internet first crossed the 30,000-subscriber mark for Broadband DSL this year. It followed with the introduction of Cable Internet access in December 2003. With this addition Pacific Internet is the only service provider in Singapore to offer an unprecedented range of choice to the consumer; a plan to fit every need.

Pacific Internet continues to offer innovative Dial-up products. In October 2003, the Company launched the Premium Dial-Up family of access service, which offers faster dial-up access, antivirus, antispam, larger mail boxes, all bundled into one easy package.

Operator of Asia's First GRX Neutral Peering Point, "Peering Singapore"

Pacific Internet was selected as the operator for "Peering Singapore", Asia's first GRX neutral peering point for GRX (GPRS Roaming Exchanges) Providers. GRX Providers will interconnect at Peering Singapore to exchange GPRS roaming traffics between GRX Providers for the Asia Pacific region. International as well as regional telecommunications companies operating GRX will be connected or housed in Pacific Internet Data Center to facilitate this Peering Point. With this, there will be potential for Pacific Internet to become a major hub for more mobile and wireless applications and services.

PacNet Voice

Pacific Internet started a trial on PacNet Voice service, a VoIP solution. This service leverages Pacific Internet's regional infrastructure to provide companies with a lower cost alternative for inter-country voice communications. This service can be seamlessly integrated with existing office environment and help customers improve business productivity and reduce costs by delivering communications needs over the same network.

Business Partnerships

Pacific Internet established a strategic partnership with Symantec Corporation, a world leader in anti-virus technology to offer anti-virus service as part of the PacNet MailGuard security service, which includes anti-spam capability developed internally. Pacific Internet is the only ISP to offer a complete anti-virus and anti-spam service for consumers.

These new services bring the number of Value Added Services ("VAS") offered by Pacific Internet to 18, cementing its position as an ISP that offers the most choices to its customers.

Online Game Content In Malaysia

Pacific Internet operates its paid online gaming and content business on both a pre- and post-paid model via its Pan Asian Gaming Network ("paGn") communities which will enable Pacific Internet to grow its online gaming, content and broadband services to deliver more exciting and compelling value-added services and content to customers.

The objective is to drive growth through new untapped revenue streams and to leverage the Group's regional presence to introduce gaming and mobile content to the region. El Kardian, a Massive Multi-Player Online Role Playing Game, has been introduced to customers in Malaysia in December 2003. paGn has also collaborated with Nanyang Polytechnic to develop new contents for its El Kardian service and has expanded its services from pure gaming content to community-based services such as online dating in 2003.

Hong Kong

Dual Broadband Service, "BizBro@dband X2"

The introduction of the dual broadband service from PSN is based on packet-based Load Balancing technology to fulfill the extra need on bandwidth and eliminate limitation from single-linked broadband connection.

The service has proliferated the traditional ADSL broadband transmission speed to 12M or 3M downstream and 1M upstream respectively. Primarily targeting at the small and medium enterprises, the BizBro@dband X2 service offers network sharing up to 50 users simultaneously to transfer information, updating multimedia content in their company web site and e-commerce portals.

Launch of Line Backup Solutions

PSN advances the traditional Internet access backup in offering its brand new LAN-based Line Backup Solution, with non-stop Internet access service by deploying redundant connection in case of primary line failure. The solution ensures full time connectivity for critical business process.

In this application, the primary line connection can be operated either on PSN's leased line or broadband platforms, and the backup line can be in any form of commercial used broadband lines. Being a telco-independent ISP, PSN can provide line backup solution riding on two telco platforms. The solution is a reliable and cost-saving option to businesses in deploying redundancy service via commercial broadband services.

Launch of Email Outsourcing Service

This is a virtual email solution which addresses client's complicated needs and growing demand on email account management, such as create email accounts, set email aliases, assign email storage and email customization. The administration is accessible on the web interface. It is an affordable and easy-to-use self-administered email solution for companies, including SMEs.

The Philippines

PIPH continued to broaden its reach by tapping new market areas especially those outside of Metro Manila. New products and better business solutions were offered, in line with the company's intention to evolve beyond the Internet business.

Fierce competition among the bigger telcos in the country spelled the trend for 2003. Various promotional tactics were initiated in an effort to corner a large market share in the industry.

Consumer Market

  Prepaid Segment

  PIPH launched its new pre-paid card, E-VOLVE, with value-added services that set it apart from its competitors. E-VOLVE has more hours, lines for connection and a new feature My Pacific, a personalized web page.

  To maximize product reach in terms of distribution, PIPH partnered over 3,000 physical card outlets nationwide, making it more accessible, especially to students.

  A more affordable prepaid Internet card was also distributed in the market following E-VOLVE's launch. SURF MAXX, with an initial offering of 25 hours for Pesos100.00, the highest number of surfing hours for a Pesos100.00 prepaid card, was introduced to trade channels as to complement E-VOLVE.

  The Philippines, being a predominantly price-driven economy, has gradually but steadily geared towards the prepaid industry. Accordingly, the prepaid Internet industry is on an upswing.

  Postpaid Segment

  The consumer shift to prepaid and consumer broadband has gravely affected postpaid sign-ups. Moreover, with the competitive scene heavy with unlimited access offers, postpaid promotional offers became easily overshadowed. Market response to retention and acquisition programs was not as impressive as expected.

  Research study showed that the shift of marketing focus from individual consumers to SME's and SOHO's is a clear indication that the SME and SOHO market segments should now be the focus of consumer postpaid. Further studies showed that the said market segment highly value service quality. A VIP initiative was launched to address this. The Blue Chip VIP Club was launched to prevent churn across all postpaid packages and address service quality issues of competitors.

  To compensate for lower-than-target sign ups, direct marketing and direct selling were adopted as one of the main advertising and distribution schemes for postpaid.

Corporate Market

Leased Line is a key product for PIPH. Large cable companies, universities and IT companies outside the metro area were among the top clients that acquired E1 connections.

Expansion of geographic presence in key areas was underway by the end of the first quarter in 2003. Despite heavy competition, high bandwidth accounts were closed in the provinces. Competitive bandwidth rates integrated with cost-effective backhaul charges supported an intensive sales push targeted against big accounts in provincial locations.

PIPH's proposition includes competitive pricing and high bandwidth provisioning, considering that it is a non-telco ISP. Product bundling was also one factor for increased sales, one of which is the integration of Voice over Internet Protocol. This type of service allows the client to make IDD calls and at the same time enjoy Internet connectivity. As prices are expected to be on a continuous downward pressure, value-added services will be the next expected revenue-generating contributor.

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

Extension of Country Coverage

PIPH extended coverage of the Philippines to include Davao city in the southern Philippines island of Mindanao. With the addition of Davao, PIPH is currently present in seven cities with the other six being Metro Manila, Cebu, Bulacan, Cavite, Laguna and Batangas.

Australia

The year was one of strong revenue growth for the Australian operations particularly within the corporate business market. During 2003, PIAU established itself as a leading Australian Internet communications service provider and this was recognized through several prestigious industry awards, including Broadband Retail Carrier of the Year by the Comms World Magazine.

An upturn in the demand for broadband technologies in the Australian Internet market and strong demand by small to medium enterprises provided the foundation for PIAU strong sales performance. According to the Broadband Barometer survey, at the end of 2003, 45% of Australian Internet enabled businesses have now upgraded from dial up narrowband to broadband services particularly ADSL. Penetration rates are expected to continue to accelerate over the next two to three years.

In targeting the corporate business sector, PIAU was successful in winning many high profile franchise groups, most notably in the retail and travel sectors. PIAU's multi site data solution has enabled franchises to create secure private networks that allow sensitive financial data to be communicated to the franchise head office. The multi site data solution increases business efficiency and reduces costs compared to traditional communications.

During the year, the focus on Asia Pacific regional sales increased substantially with several multi jurisdiction deals being closed. In the local market an intensive effort was made in winning business/community association groups. This has proven to be a cost efficient avenue to increase residential broadband and dial up sales.

In addition, to increase the national direct selling capability a new sales office was opened in Brisbane, Australia's third largest city.

Underpinning these achievements were several network infrastructure advancements, including the enablement of Multiprotocol Label Switching ("MPLS") that allows greater flexibility and adaptability for customers. Further enhancements included the establishment of national coverage for the PIAU dial up network, this complements the already existing national coverage DSL broadband network.

The commitment to customer service and quality was enhanced through PIAU Australia Earning Certification under the International Customer Service Industry Association. PIAU is the first Australian ISP to be certified by this body. PIAU was also awarded "Best Customer Service ISP/Internet" by Tele-performance Grand Prix, a highly rated mystery shopping survey organisation. This award externally verified PIAU's ability to consistently deliver customer focused and expert support to its business and residential subscriber base.

PIAU was recognised by a highly influential industry association the Australian Telecommunications Users Group ("ATUG") for broadband innovation in the state of Victoria and in the Hunter Valley region of the state of New South Wales.

During 2003, PIAU launched the Broadband Barometer survey. This was an industry first survey tracking the take up of broadband technologies by Australia's small to medium sized businesses. The survey also identified the uses and concerns of business broadband users and differences between city/country broadband penetration rates. The survey was conducted in association with AC Nielsen Consult and was widely publicised and attributed by media sources.

India

Commissioning of New Delhi Point of Presence ("POP")

PII has further strengthened its infrastructure by establishing a POP in New Delhi, which enables PII to:

  Be closer to customers in order to service them better
  Have closer proximity to the many domestic and multinational firms located in New Delhi
  Expand market presence to serve regional customer from Asia Pacific

Greater Focus on Global Roaming and Value-Added Services

In line with the strategy to offer a comprehensive range of services besides connectivity to corporate customers, PII invested in a data center in Bangalore and introduced new co-location and hosting value-added services for corporate customers. In addition, partnerships with global roaming partners iPass and GRIC were strengthened to enhance roaming offerings for corporate customers and cater to their communication needs while traveling.

PII was iPass' first Indian partner to launch its new "Corporate Access" roaming service. "Corporate Access" provides a fixed revenue stream from customers who sign up for the service. This reduces the seasonal fluctuation in revenue normally associated with roaming revenue.

E-Mail Backup Solution

PII introduced an E-mail Backup solution that offers redundancy to business-critical mails during companies' e-mail server downtime.

Thailand

Within three years of establishment, PITH has grown its corporate customers base significantly, elevating its market position as one of the premier ISPs in the country.

Expansion of International Bandwidth and Domestic Bandwidth to support customers

In May 2003, PITH increased its Domestic Exchange Network to 1 Gbps and International Exchange Network to more than 50 Mbps to ensure a quality, reliable, fast, and safe Internet connection and continuous effort to improve its business. PITH also has 8 Mbps of 1222 (Public IP) TOT Network to provide Internet services covering all 76 provinces nationwide.

Expansion of Upcountry Nodes (sub-ISP) and Dealers (Partnerships)

In line with the Group's strategy to be a leading ISP in the region, PITH is finding more upcountry node (sub-ISP) by providing the Internet bandwidth at a special price for partners to resell for PITH. PITH will also collaborate with its sub-ISP on marketing initiatives to encourage corporate participation.

As Internet services become the basic requirement for conducting businesses, the number of business users in provincial area grew significantly. In year 2003, PITH has six nodes in upcountry area operated by its partners:

  Max Premium coverage area: Chiang Mai and upper north part as well as Samui and Pangan island
  Internet East coverage area: Chonburi
  Phuket Internet coverage area: Phuket
  Micro Thai coverage area: Song Kla
  Lerter Internet coverage area: Nakorn Pathom
  AI Technology coverage area: Ratchburi

Promoting Wireless LAN to Corporates

Since September 2003, PITH has been offering Wireless LAN to corporate customers by bundling it with a Leased Line promotion package. This latest promotion is a part of PITH's long term concerted efforts to service medium and large enterprises that require quality and high speed Internet access at reasonable price.

Official ISP for GoodNet Project

PITH was chosen as the official ISP for a government driven national cyber initiative, GoodNet Project. The government aims to turn participating Internet cafe into knowledge center where edutainment programs and legal software are provided affordably. In the initial stage, PITH has provided 300 Internet cafes with specially priced high-speed Internet access.

Malaysia

In 2002, PacNet launched the operations in Kuala Lumpur, Malaysia to service the regional connectivity needs of existing corporate customers. The venture into Malaysia is part of the Group's strategy to strengthen its Asia Pacific coverage to extend services to MNCs across the region. PIMY's corporate services include leased line, integrated services digital network ("ISDN"), virtual private network ("VPN"), roaming, email outsourcing and hosting services. In the future, new services will be introduced in line with customer demand.

Customer Service

PacNet takes pride in being the leader in service excellence, embracing customers with excellent service experience. Delivering quality and consistency in customer experience is integral to the company's culture in driving the Group's vision to be a leader in end-to-end Internet services throughout the Asia Pacific Region. PacNet values customers and customer loyalty. Building long-term partnerships with customers through a commitment to provide excellent service in every interaction that customers have, is PacNet's goal.

In ensuring that PacNet's customer service is indeed world-class, and delivering PacNet's promise for consistently high levels of service, the Group adopts and benchmarks against excellent world-class business frameworks and standards such as International Customer Service Standard ("ICSS"), Singapore Quality Class ("SQC"), and Customer Operations Performance Centre ("COPC").

Pacific Internet is National Skills Recognition System ("NSRS")-certified, and has also renewed the prestigious People Developer Standard in 2003 for its excellence performance in people investment and systematic staff development. To strengthen the capabilities and enhance job competencies of our service workforce, service professionals are trained regularly and are equipped with strong product and technical knowledge to deliver high quality service. The Company is dedicated to human resource development and bringing out the best in people for better business results.

PacNet constantly seeks areas of improvements for reducing costs, while at the same time, increasing the quality of service and customer satisfaction. PacNet sets standards, and measures service performance around the services provided to customers. Regular customer surveys are conducted to determine the customer satisfaction level and gather their feedback to improve on service delivery.

Through continuous improvement initiatives and PacNet's strong commitment to become a leading customer-centric organization, progressive improvements in operational efficiency and service excellence are achieved and PacNet continues to gain recognition in delivering to customers a better Internet experience.

PacNet's awards and accreditations in Year 2003 include:

  Being the first Australian ISP to become a Certified Customer Service Organization under ICSS, an initiative led by the Customer Service Institute of Australia ("CSIA") to benchmark service excellence
  Achieved the SQC certification, a nationally driven program to recognize organizations for their commitment to achieving business excellence in seven key areas- Leadership, Planning, Information, People, Processes, Customers and Results.
  Won an award for excellence in Contact Centre Services in the Internet/ISP industry at the 2003 Teleperformance CRM Grand Prix Awards
  Awarded the Global Challenge Champion for Medium Business at the 2003 ICSP Customer Service Awards for the organization's adherence to a strong Customer Service culture
  Recognised as a Certified Customer Service Organisation by the CSIA
  Awarded one of Top Five "Call Centre Professional of the Year (Over 50 seats)" in the Call Centre Council of Singapore's Annual Call Centre Awards 2003.

PacNet demonstrated our growing strength in customer service and our excellence in call centre professionalism. Moving forward, PacNet continues to build on the strong foundation to continuously improve on our service standards across the region for the benefit of all our customers, stakeholders, partners and employees.

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

PacNet Regional Network

Pacific Internet
Network Topology
PI -IN
Reach Network (512 kbps)
PI -IN
I2i (2M)
PI -HK
Reach Network (100M)
Asia Netcom (45M)
MCI (100M)
China Motion (50M)
PI -SG (45M)
PI -PH
Global Quest (45M)
Teleglobe (45M)
PI -SG (2M)
Hutchison (45M)
PI -TH
PI -HK (6M)
PI -SG (45M)
PI -MY
Reach Network (10M)
PI -SG (4M)
TM net (2M)
PI -IN
VSNL (512 kbps)
Spectranet (1.5M)
I2i (2M)
PI -IN
VSNL (1M)
Spectranet (2M)
REACH (3M)
INDIA
New Delhi
MUMBAI
PUNE
BANGALORE
THAILAND
BANGKOK
HONG KONG
PHILIPPINES
MANILA
Pulau Penang
MALAYSIA
Kuala Lumpur
SINGAPORE
STIX (155M)
* Australia
* Bangladesh
* Brunei
* China
* Cambodia
* Hong Kong
* India
* Indonesia
* Iran
* Japan
* Korea
* Laos
* Malaysia
* Nepal
* New Caledonian
* Pakistan
* Philipines
* Sri Langka
* Vietnam
* Thailand
* UK
* USA
PI -SG
FlagTelecom (100M)
MCI WorldCom (100M)
T-system (100M)
Asia Netcom (40M)
AT & T (2M)
FRANCE Telecom (100M)
Reach (100M)
AUSTRALIA
BRISBANE
PERTH
NEWCASTLE
SYDNEY
ADELAIDE
MELBOURNE
PI -AU
Telstra (4M)
PI -AU
MCI (100M)
Optus (80M)
Telstra (40M)
PI -AU
Telstra (2M)
LEGEND
PACNET INTER-COUNTRY LINK
INTERNET LINK
INTER-CITY BACKBONE
Capital
MAIN HUB CITY
UPDATED as of 31 Dec 2003

Network Infrastructure

Singapore

The Group's Singapore network currently consists of three main POPs, which are connected to the Internet with a total capacity of 697 Mbps via the following upstream providers and peering partners:

  STIX
  Flag Telecom
  MCI Worldcom
  T-Systems
  Asia Netcom
  AT&T
  France Telecom
  Reach

These three POPs are designed with redundancy to provide the following services:

  56K modem dialup and ISDN services
  Network termination for xDSL and cable Internet services
  Leased lines and ATM services for corporate
  Services such as Email, web caching, Usenet News and Domain Name services (DNS)

One of the three POPs is a 10,000 sq ft Internet Data Centre ("IDC") commissioned in February 2001 for hosting customers' servers and equipment. The IDC is linked back to the two MegaPOPs via private optical fibre laid between the two sites and backup via an OC3 Free-Space Optic.

The Group has configured its network to maximize efficient use of its bandwidth. The Group has applied policy routing technology that distributes its traffic load at any given time as evenly as possible over its available Internet connections. This reduces the likelihood that any one connection will exceed its bandwidth, and thereby reduces the likelihood of congestion.

The Group has diversified into broadband Internet access through reselling the ADSL services from the incumbent SingTel ADSL network and cable Internet from the cable operator Starhub Cable Vision. The Group is also offering its own DSL broadband services to Corporate Network Customers through leasing of private copper pairs from SingTel and connecting to its own Digital Subscriber Line Access Multiplexer ("DSLAM"). This service is currently available in and around the Central Business District ("CBD") area.

The Group has also designed an enhanced Internet web caching system that stores requested data on its server after it has been initially retrieved. When such data is requested thereafter by other customers, it is retrieved from the Group's local server, rather than from the Internet, which spares the Group from using its expensive international bandwidth.

The Group's network system incorporates firewalls to protect internal data from external sources, and its three POPs structure provides a redundant network in case of catastrophic network failure. The Group's facilities are backed up by a computer-controlled uninterruptible power supply with surge protection and power conditioning. In addition, an automatic onsite diesel generator provides power for prolonged power outages.

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

Hong Kong

The Group's POP in Hong Kong has two data centres which are geographically located in two regions. One is located in Reach's Telecom House in Wanchai, Hong Kong Island. The other is located in Wharf T&T (third largest local carrier in Hong Kong) Central Office in Kwun Tong, Kowloon. The two data centres are interconnected by two geographically diversified 1 Gbps Gigabit Ethernet links. Each data centre has separated international links. Both data centres are capable of supporting all the services. Each data center is linked to the local Hong Kong Internet Exchange ("HKIX") via two dedicated 1 Gbps Gigabit Ethernet link.

The Hong Kong POPs are connected to the Internet with a total capacity of 265 Mbps via the following upstreams providers:

  MCI Hong Kong
  REACH
  Asia Netcom
  China Motion Hong Kong

The link to HKIX is for peering with other Hong Kong ISPs to allow for exchange of Internet traffic within Hong Kong. The Hong Kong POP is connected to the Group's POPs in Singapore via a 45Mbps IPLC. The IPLC connection allows for the exchange of regional traffic among Hong Kong, the Philippines, Australia and Singapore, and access to the Group's international Internet connections.

The Group provides both asymmetric and symmetric broadband service via PCCW's and Wharf T&T's DSL and fibre network. The service speed ranges from 1.5Mbps, 2M, 3M, 4M, 6M, 10M up to 25Mbps.

The Philippines

The Group's Philippines POPs are connected to the Internet with a total of 135 Mbps via the following upstream providers:

  Teleglobe
  Globe Telecom
  Hutchison Global Communications

The Group's POP at Pasig City, Manila, is directly connected to the telecommunications infrastructure of five telecommunications providers in the Philippines: PLDT, Globe Telecom, Bayan Telecommunications, Inc. ("BayanTel"), Digital Telecom System, Inc ("DTSI") and Liberty Telecoms Holdings, Inc ("Liberty Telecoms").

The POP is linked to the local Philippines Internet exchange ("PHIX") via a leased 2 Mbps link to allow for peering with other Philippines ISPs for the exchange of in country Internet traffic. A peering with Manila Internet Exchange ("MIX") was set up in September 2000 through a 2 Mbps leased line. A third private peering link connects to Globe Telecom Internet Services through a 2 Mbps leased line for traffic between Globe Telecom customer and PacNet. And a fourth private peering linking Teleglobe's local customers to PacNet via a 2 Mbps link.

The 2 Mbps point-to-point connection to the Group's POP in Singapore, is for exchange of regional traffic and access to the Group's multiple international Internet connections.

Six remote POPs for dialup access has been set up since 1999. And as part of the network's expansion, a seventh and eighth POP was setup in November 2002 and May 2003, respectively:

  Cebu
  Quezon City
  Cavite
  Bulacan
  Batangas
  Laguna
  Davao
  Baguio

Australia

The Group's network in Australia has four major POPs in Melbourne, Sydney, Brisbane and Newcastle with onsite staff managing the network, servers and the IDC. Remote POPs are also in place in the other capitals in Adelaide, Canberra and Perth by co-locating with IDC companies, and regional dial POPs are located in Mornington Penninsula, Geelong, Campbelltown, Wollongong, Penrith, Gosford, Maitland, Muswellbrook and the Gold Coast. Regional data POPs are located in Singleton and Tuggerah. The major POPs are interconnected via ATM, Ethernet and DS3 Technologies and each of them is connected to the Internet through upstream providers and peers.

The Group's Australia POPs are connected to the Internet with a total capacity of 226 Mbps via the following upstream providers:

  Telstra
  Optus
  MCI Worldcom

The Group's primary Australian connectivity to international sites is provided by the three main links to the Sydney POP from Optus, Telstra and WorldCom. Connectivity to local sites is achieved through extensive peering including Internet exchanges such as PIPE, WAIX, VIX, AUSIX, primarily connected by Ethernet, private peers such UEComm, NTT, Optus and Comindico.

The Group is providing broadband Internet services nationally via ADSL using the infrastructure of Telstra and Nextep. Full national dial coverage is also achieved through a single "national local call" number using the infrastructure of Optus.

India

The Group currently operates in four cities in India connected to the Internet through the following Internet links with Videsh Sanchar Nigam Ltd ("VSNL") and Reach (Mumbai and Delhi), i2i (Bangalore, India) and Spectranet (Mumbai and Bangalore).

The Group's India POP is connected to the Internet with a total capacity of 12 Mbps via the following upstream providers:

  VSNL
  Reach
  Spectranet
  i2i

The Group's POP in Mumbai is directly connected to the telecommunications infrastructure of Mahanagar Telephone Nigam Ltd ("MTNL"). A 2 Mbps domestic link provide connectivity between Mumbai and Bangalore, and 4Mbps domestic link connect both Mumbai and Pune together. A 512Kbps link connects Pune POP and Bangalore POP to provide redundancy with respect to authentication and intercity traffic. There is no ISP Internet exchange in India yet and all Internet traffic is exchanged via the connection to VSNL/Reach.

The Group has an IDC in Bangalore providing co-location, web hosting and other data centre services for the Indian operations.

Thailand

The Group network currently consists of two main POPs in Bangkok.

The first POP is located in LPN building which houses dial-up access servers with digital modems providing up to 56Kbps modem access, ISDN and DSL service; routers for leased line customer access and servers for Internet services such as email, web, caching and domain name hosting. This POP is connected to the second POP by fiber optic 1 Gbps.

The second POP located at the CAT Telecom Public Company Limited (formerly, the Communications Authority of Thailand ("CAT")) Building was commissioned in December 2002. It supports primarily co-location services and leased line customers. This POP is connected to the Internet via international leased circuits that links to Pacific Internet and PSN.

The Group's Thailand POP is connected to the Internet with a total of 51 Mbps via the Singapore and Hong Kong POPs.

Malaysia

The Group's network in Malaysia has six major POPs located in Kuala Lumpur, Penang and Johor Bahru. Each POP is connected via 2Mbps circuit back to Kuala Lumpur main POP.

The Group's Malaysia POP is connected to the Internet with a total of 8 Mbps via the following upstream providers:

  TMNet Malaysia
  Reach
  The Group's Singapore POP

Notwithstanding the attributes of the Group's network, it is subject to malfunctions and other limitations, any of which could have a material adverse effect on the Group's business, financial condition and results of operations.

Management Information Systems

The Group has adopted a decentralised approach for its management information systems. In Singapore, PSN and PIPH, Oracle Financials is used to support accounting functions. In PIAU, PII and PITH, Microsoft Great Plains, Tally and Alphasoft are used for its accounting functions respectively. In 2003, the Oracle Financials for the Company and PSN have been upgraded to version 11i. Upgrade for PIPH will be carried out in 2004.

For billing, the Company and PIAU maintain their own java-based billing system. In 2003, PIAU migrated its subsidiary Hunterlink to the same billing system. Now, all subsidiaries under PIAU use the same system. For PSN, Philippines, PITH and PII, a billing system developed on Oracle platform is being maintained.

In August 2003, the Company awarded the implementation of the Call Centre related Modules and Sales Force Automation Module of Cradle CRM System to Protonweb Solutions Limited. The project is expected to complete by mid 2004. PSN has embarked on the implementation of Document Management System and Workflow Management System.The former is used for efiling of their hardcopy contracts and also serves as a central respository for their internal documents, forms, incoming faxes, voice files and images. The latter is a workflow engine that is used for their business processes such as purchase requisition and purchase order, quotation processing, and legal contract review and approval.

The Company has adopted Business Objects as its reporting tool while PSN uses Microsoft OLAP tools for its data queries.

Competition

The intensity of competition has continued to increase in Asia's telecoms and Internet industry across all segments driven by continued market deregulation, price competition and introduction of new services from incumbents and smaller ISPs. Some competitors have financial, network and telecom facilities significantly greater than the Group's, whilst incumbents enjoy advantages as a result of their monopoly over local exchange facilities. Although incumbent operators continue to dominate in home markets, they face mounting pressure to protect market shares as competing operators consolidate and strengthen their positions in the data services space. The Group anticipates that broadband deployment will gain further momentum with operators continuing to vie for greater market share spurred on by increasing bandwidth utilization by customers and opportunities.

Singapore

Competition heated up in 2003 with the introduction of cut-rate Broadband DSL service from SingNet and the packaging of a comprehensive suite of services by both the SingTel and Starhub groups within their family of infocommunication products.

Although the results of the Powerline Communication ("PLC") trials were good, infrastructure owner and developer SP Telecommunications Pte Ltd ("SP Telecom") has not further developed its PLC rollout plan further. Given this scenario, the Company continues to actively seek out technologies and partnerships that can give PacNet alternative last-mile connections to its customers.

Hong Kong

Internet service providers have sped up the development of and customer adoption to VPN, video conferencing and Voice over IP service in line with the promotion of SOHO concept. Major market players are trying to differentiate their products by adding more features, such as IP VPN to backup IPLC, security service on broadband service, and unified messaging service on Metro IP service.

According to the Office of Telecommunications Authority ("OFTA"), there are 216 companies carrying ISP licenses (OFTA, August 2003). The majority of subscription is still maintained by the industry incumbent, PCCW, in which it held significant market share in both commercial and residential sectors. The Internet connectivity has reached its early maturity stage in Hong Kong. According to the Annual Survey conducted by Census and Statistics Department, the usage and penetration of Internet connection in the business sector experienced a sluggish growth at 3.3% over last year.

It has been eight years since Wharf T&T ("WT&T"), New World Telecom ("NWT") and Hutchison Whampoa ("HGC") received licenses to build fixed line networks, and the right to interconnect through PCCW's local loop. HGC chose to build its own network, which is an Internet protocol-based network while WT&T and NWT relied substantially on PCCW.

OFTA has restated the advisory about Type II interconnection in the industry. It may review the criteria used in determining PCCW's dominant status in the fixed line telecommunications market. WT&T had stated clearly that it wants to retain access to PCCW's loop, which it uses for about 50% of its lines. PCCW on the other hand, opposed the Type II Interconnection with the consideration of fairness to the company's investment in building network infrastructure.

The Philippines

As of the end of 2001, there were approximately 183 licensed ISPs in the Philippines (National Telecommunications Commission ("NTC"), November 2002), but currently there are only approximately 50 active players as many have folded due to the difficult economic climate. Most telcos like PLDT, Globe Telecom, BayanTel and DTSI have adopted a conservative outlook in 2002 and refocused their businesses into high growth areas like broadband and value-added Internet Protocol ("IP") services away from traditional voice where revenues are declining.

The Philippines government has outlined its strategy for the Information, Communication and Technology ("ICT") sector to implement policies for ensuring faster delivery of ICT through the improvement of infrastructure within the country. It will also establish a Department of Information and Communications Authority ("DICA") to oversee all ICT related functions. In addition, the government is also pushing to accelerate the granting of permits and licenses for private sector telecommunications providers of broadband services and other key telecommunications services (Infotech, April 2002). It has also identified seven IT Hubs; Pasig-Ortigas Business District, Makati-Global City Business District, Alabang-Paranaque Business District, Subic-Clark Special Economic Zones, Cebu-Asia Town IT Park and the University Belt areas where infrastructure and services from operators will be enhanced to cater to the needs of corporates located in these areas (Info-communications Status Report, November 2002).

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

With the broadband market growing, the data market will see rivals to Telstra, Optus, AAPT Limited and Primus Telecommunications Pty Ltd taking up over 50% of the market made up of ISPs, Data Services Providers and Broadband Providers as they consolidate their positions (Australian Telecommunications Report 2002-2003). According to data released by the Organization for Economic and Co-operations Development ("OECD") in January 2003, Australia has slipped from the 15th to the 18th place for broadband penetration rankings amongst OECD countries, despite the increase in its overall broadband subscriber base.

India

The number of licensed operators in India remains relatively unchanged with approximately 140 ISPs offering services covering 300 cities and towns. Concerted efforts by the government to liberalize the telecommunications industry in India has seen communication infrastructure extended to more parts of the country. This has enabled the population to gain greater access to basic telecommunications services as well as Internet services.

VSNL was privatized by the government in February 2002, through a 25% sale of its stake to the Tata Group while still retaining 26.13% of its interests. This was the first move by the government to transfer control of a state owned telecom operator to the private sector (ITU, November 2002).

Since the opening up of the IP telephony market in April 2002, 15 ISPs have received approval to begin VoIP service. The Internet telephony business is expected to grab a share of between two to four per cent of the voice market in India.

The National Internet Exchange of India ("NIXI") recommendations proposed by the telecommunications operator, TRAI, has been implemented in 2003. This domestic exchange allows ISPs to route the domestic traffic within the country, instead of taking the external US route before linking to India again. The result is cost savings as well as decongestion on the International link.

Thailand

In 2003, there were 15 active ISPs operating in Thailand. Shin Satellite's CS Communications and Loxley Information Service's Point Asia Dot Com, merged due to rising costs, retail price competition and slow growth in subscriber bases. The merger resulted in an ISP that has the largest international bandwidth and subscriber base in the country. TOT Corporation and CAT remained the key competitors in the market. Both went public in 2003.

As telecom infrastructure and Internet usage are highly concentrated in Bangkok, a nationwide fiber optic network is needed to provide coverage in urban and rural areas on a common platform to boost growth in Internet penetration throughout the country. TOT is in the process of rolling out the fiber optic network.

Malaysia

In 2002, the Malaysian Communications and Multimedia Commission officially introduced a regime of quality of service ("Qos") measurements for the country's fixed, mobile and Internet service providers. With this regime in place, operators may be fined if they fail to meet service quality benchmarks set by the regulator. The Qos help to promote fairer competition and provide independent players with greater security in dealings with incumbent operators (Telecom Asia magazine, January 2003).

Currently the three major broadband players are TMNet, TIME dotCom Berhad ("Time dotcom") and Jaring. However, broadband is still not available nationwide and services are concentrated in the Klang Valley, urban areas of the central Selangor state and selected business and residential buildings in areas like Mont Kiara. Wireless Broadband services have also emerged from TMNet, Time dotcom and Maxis Communications Berhad ("Maxis") at selected hotspots, predominantly in the capital city of Kuala Lumpur. (CMPNet Asia, March 2003).

For a brief description of the significant government regulation and licencing requirements in each of the countries in which the Group operates, see "Item 3D. Risk Factors - Operating Licences and Other Regulatory Conditions".

ITEM 4C. ORGANIZATIONAL STRUCTURE

The following chart illustrates key elements of the corporate structure of the Group (excluding certain intermediate and wholly-owned subsidiaries) as of April 30, 2004:

1 Pacfusion.com (Australia) Pty Limited (De-registered on February 11, 2004)
2 Pacfusion (Malaysia) Sdn. Bhd. (In Members' Voluntary liquidation, Officially dissolved on March 1, 2004)
3 Pacfusion.com (Thailand) Limited
4 Pacific Internet Services Pte. Ltd. (formerly known as Pacfusion Group Holdings Pte Ltd)
(i) Incorporated in Singapore
(ii) Incorporated in Hong Kong
(iii) Incorporated in Australia
(iv) Incorporated in the Philippines
(v) Incorporated in Bermuda
(vi) Incorporated in Thailand
(vii) Incorporated in India
(viii) Incorporated in Malaysia
(ix) Incorporated in Delaware and de-registered on December 15, 2003
Temasek Holdings (Private) Limited (i) ("Temasek")
NASDAQ shareholders
100%
50.9%
MediaCorp Pte. Ltd. (i) (formerly known as Media Corporation of Singapore Pte Ltd) ("MediaCorp")
SembCorp Industries Ltd (i) ("SembCorp Industries")
100%
Sembawang Corporation Ltd (i) ("SembCorp")
100%
Sembawang Holdings (Pte) Ltd (i)
100%
91.3%
67%
MediaCorp Investments Pte. Ltd. (i) (formerly known as SIM Ventures Pte Ltd) ("MediaCorp Investments")
SembCorp Ventures Pte Ltd (i) ("SembVentures")
8.8%
29.4%
PACIFIC INTERNET LIMITED (i) ("the Company")
3.6%
100%
Pacific Internet Corporation Pte Ltd (i)
100%
Pacific Supernet Limited (ii)
100%
Pacific Internet (Hong Kong) Limited (ii)
100%
Pacific Internet (Australia) Pty Limited (iii)
100%
Pacfusion.com, Inc. (ix)
100%
Pacfusion Limited (v)
49%
Pacific Digiway Limited (vi)
49%
100%
Pacific Internet (Malaysia) Sdn. Bhd. (viii)
40.0%
PW Holding Corporation (iv)
31.1%
49.0%
Pacific Internet India Private Limited (vii)
100%
Hunterlink Pty Limited (iii)
100%
Pacific Internet Services Pte. Ltd.4 (i)
51%
51%
Pacific Internet (Thailand) Limited (vi)
67.3%
World Net & Services Co., Ltd (vi)
56.7%
100%
100%
Travelfusion.com Limited (v)
100%
PF.AU1 (iii)
Pacific Internet Philippines, Inc. (iv)
Zip World Pty Ltd (iii)
92.5%
100%
49%
Safe2Travel Pte Ltd (i)
PF.MY2 (viii)
PF.TH3 (vi)

ITEM 4D. PROPERTY, PLANTS AND EQUIPMENT

The Company's corporate headquarters, the Internet Data Centre, Network Operations Centre and customer support centre are located in several facilities in the Singapore Science Park with a total floor area of approximately 4,323 square meters. The Company has entered into several leases with expiry date ranging from 2004 to 2006. The Company also leases space, typically 25 square meters in several retail centers in Singapore to house its Internet retail shops.

PSN's corporate headquarters and customer support centre in Hong Kong are located in the Hong Kong International Trade and Exhibition Center ("HKITEC"). The lease on this facility, occupying a total of approximately 1,680 square meters, is expiring on December 31, 2006. In addition, PSN leases a total of approximately 250 square metres data center space in Wanchai and Kwun Tong.

PIPH's corporate headquarters, call centre and Internet Data Centre room in the Philippines are located in one facility in Manila, with a total area of approximately 1,813 square meters. This facility is covered under three separate leases with the latest lease expiring in February 2008. Our main IDC is located in Quezon City occupying approximately 190 square metres office unit that also houses Engineering and System Staff. In addition, PIPH also entered into several leases for its POPs and game shops in Cebu, Batangas, Bulacan, Cavite, Laguna, and Metro Manila.

PIAU's corporate headquarters in Australia occupies an area of approximately 1,122 square meters at Southbank Boulevard, Melbourne, with the lease expiring in April 2009. PIAU also leases one retail outlet in Sydney and branch offices in Sydney, Brisbane and Newcastle.

PII's corporate headquarters in India is located in Bangalore with a total floor area of approximately 368 square meters, with the lease expiring in July 2006. PII also leases a total floor area of 219 square meters for use as office space, POPs and customer service department in Pune and Mumbai. The lease on customer service department in Pune, is expiring August 31, 2004.

PITH's office is currently located in Bangkok with a floor area of 1,405 square meters. In addition, PITH also has one POP located at Chonburi.

PIMY's office is located in Menara Maxis, Kuala Lumpur City Centre. It has approximately 150 square feet. The lease is expiring in October 2004.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the accompanying audited Consolidated Financial Statements and the Notes thereto contained on Form 20F for the year ended December 31, 2003. The Consolidated Financial Statements for the years ended December 31, 2003, 2002, and 2001 have been prepared in accordance with the U.S. Generally Accepted Accounting Principles.

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

The Consolidated Financial Statements of the Group reflect the consolidated results of operations and financial position of the Company and its subsidiaries. On March 16, 2001, the Group, via a restructuring exercise, established that it met the criteria to consolidate the financial statements of PIPH under SFAS 94. Hence, since March 16, 2001, PIPH has been consolidated with the Group's financial statements. Although the Company has indirect ownership of more than 50% for PITH, it will continue to account for the investments in this entity using the equity method until the criteria set under SFAS 94 and EITF 96-16 to consolidate the financial statements of these investments has been met. The Group also accounts for its 49% ownership interest in PII using the equity method. Its interest in the results of operations of PII, PITH and PIPH (prior to March 16, 2001) are all reflected in the income statement in the line item entitled ''Equity in Loss of Unconsolidated Affiliates'' for 2001, 2002 and 2003.

In 2003, the Group continued to forge ahead strongly with its broadband and corporate focused strategy. The Group has seen its broadband subscriber numbers increase from 37,100 in year 2002 to 58,000 by the end of 2003. The corporate-focused strategy has resulted in the Group achieving a significant milestone where corporate revenue overtook consumer revenue in 2003. For the year ended December 31, 2003, revenues from the corporate sector contributed to 57% of the total revenues. The Group's regional reach in Asia-Pacific, coupled with its local touch, is the key differentiating factor and its competitive advantage over local ISPs.

The Group closed 2003 with total revenues of S$167.5 million (US$98.6 million) and achieved net profit of S$4.8 million (US$2.8 million). This represents an improvement in revenue and net profit of 6.7% and 67.0% as compared to last year, respectively.

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

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101 and No. 104, Revenue Recognition in Financial Statements ("SAB 101 and SAB 104"), as amended and other related guidance. SAB 101 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs

Access to Internet for customers outside of our base of owned POP is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of PacNet's agreements with telecom companies and the frequency of disputes.

Allowance for doubtful accounts receivable

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists and customer contracts. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and are amortized on a straight-line basis over its estimated useful lives, ranging from four to five years.

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

Recent accounting pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143 - Accounting for Asset Retirement Obligations. In accordance with SFAS No. 143, the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

The Group adopted SFAS 143 as of January 1, 2003. The cumulative effect of the change on prior years resulted in a charge to income, net of tax of S$0.2 million (US$0.1 million) (S$0.02 (US$0.01) per share), which is included in income for the year ended December 31, 2003. The effect of the change on the year ended December 31, 2003 was to decrease income before the cumulative effect of accounting change by S$50,000 (US$29,000) (S$0.004 (US$0.003) per share).

In November 2002, the EITF reached a consensus on Issue No 00-21 - Revenue Arrangement with Multiple Deliverables. Issue No 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provision of Issue No 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. On June 15, 2003, the Group adopted Issue No 00-21 and the impact of the adoption did not have material effect on the Group's Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flows.

In January 2003, the FASB issued FIN 46 - Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the entity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than March 15, 2004. VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPEs") created prior to February 1, 2003 may be accounted for under the original or revised interpretation's provisions no later than December 15, 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than March 15, 2004. The Group has not entered into any material arrangements with VIEs created after January 31, 2003. The Group has determined that the adoption of FIN 46 does not have a material impact on the Group's financial statements of position, results of operations, or cash flows.

ITEM 5A. RESULTS OF OPERATIONS

2003 Compared to 2002

Net Revenues

The Group ended 2003 with total revenues of S$167.5 million (US$98.6 million), up 6.7% from last year. 2003 was a challenging year typified by weak economic conditions aggravated by war in Iraq and the SARS outbreak. Broadband continued to be the leading segment in terms of revenue growth while dial-up revenues continued to decline. This is the trend observed in Singapore, Malaysia and Australia as users continue to migrate to higher speed broadband services as they become available at affordable prices. On the other hand, in the Philippines, dial-up is still the primary source of Internet access, as broadband services are not widely available or affordable.

Dial-up Access. Dial-up revenue for the year was S$47.8 million (US$28.1 million), accounting for 28.5% of total revenues, down from 37.2% one year ago at S$58.4 million. The Group ended the year with 377,700 dial-up subscribers. As noted in the past year, the Group's more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband. The increase in the subscribers in the Philippines, India and Thailand were largely from the lower priced prepaid service compared to the traditional post paid dial-up services.

Broadband Access. Broadband revenue for the year grew 60.7% to S$66.9 million (US$39.4 million) compared to last year. As of December 31, 2003, the Group had 58,000 broadband subscribers, a growth of 56.3% over the previous year. The strong growth in broadband revenue was principally driven by the increase in broadband subscribers in Singapore, Hong Kong and Australia. For the year ended December 31, 2003, PIAU's broadband revenue increased 139.3% whilst subscriber base increased more than double to 10,300. For the same period, Pacific Internet improved its broadband revenue by 61.3% to S$29.7 million (US$17.5 million). Despite intense competition in the broadband market, PSN, the Group's second largest revenue contributor, was able to record a healthy broadband revenue growth of 25.7% year-on-year. The increase in broadband revenue from the growth in subscriber base was partially offset by a decrease in revenue as a result of a reduction in broadband average revenue per user ("ARPU"). Competition resulted in downward price pressures, which in turn fueled demand. In terms of revenue mix, broadband revenue contributed 40.0% of the Group's revenue for the year, a significant increase from its 26.5% contribution one year ago. PacNet expects broadband revenue to be one of its key revenue drivers in the near term as the popularity of high-bandwidth multimedia applications and on-line entertainment continue to grow.

Leased Lines. Leased line revenue for the year was S$23.3 million (US$13.7 million), representing a decline of 9.8% when compared to last year. Revenues declined largely due to erosion of ARPU. As an indication, PacNet's monthly ARPU for this quarter dropped 6.7% from S$1,720 (US$1,012) to S$1,604 (US$944) year-on-year.

Value-Added Services ("VAS"). The Group currently provides a variety of VAS to cater to the different needs of today's Internet-savvy customers. VAS includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access and data services. VAS revenue grew to S$15.7 million (US$9.2 million) this year, representing an increase of 20.7% year-on-year. The increase was largely due to Pacific Internet's anti-virus service launched in July 2003.

Commission revenues. Commission revenue relates to travel commission generated by the Group's travel arm -Safe2Travel, which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies EITF 99-19 Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned total commission revenue of S$6.8 million (US$4.0 million), representing 5.2% of its gross ticket sales of S$130.6 million (US$76.9 million). Although the commission revenues are recorded net, Safe2Travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group's balance sheet relative to its revenues and cost of sales. As of December 31, 2003, Safe2Travel's gross accounts receivable and accounts payables was S$12.2 million (US$7.2 million) and S$4.7 million (US$2.8 million), respectively. Commission revenue for the year registered a decrease of 24.7% when compared to last year, this was due to reduced travel caused by the war in Iraq and the SARS outbreak in the first and second quarter of this year.

Other revenues. Other revenues include interconnect revenue for dial-up traffic terminating into the Pacific Internet's network, e-commerce revenue, online gaming revenue and system integration revenues. For the year, other revenues reduced by 23.1%, compared to one year ago. This was largely due to reduction in Pacific Internet's interconnect revenue and reduction in e-services revenue. The reduction in interconnect revenue was due to the expiry of the interconnect contract between Pacific Internet and SingTel in September 2003.

Cost of Sales and Gross Profit

The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunications costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group's modem pool. When compared to last year, cost of sales for the year increased 14.3% and gross margin for the year declined slightly from 58.8% to 55.9%. This reduction was caused by the shift in revenue mix from higher yield dial-up and leased line business to the lower yield broadband business.

Operating Expenses

Staff Costs. Staff costs as a percentage of gross revenue increased slightly from 29.0% last year to 29.7% this year. This was due to annual revisions in salaries and higher stock-based compensation costs. The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. Stock options granted under the 4th tranche of 1999 Stock Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31 ("EITF 00-23 Issue 31"). As of December 31, 2003, there are 198,600 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was S$2.1 million (US$1.3 million). No compensation costs were recorded for these options in the last year since they had zero intrinsic value then. The Group for the year has recognised a total stock-based compensation cost of S$2.4 million (US$1.4 million) compared to last year of S$0.4 million (US$0.2 million). Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 28.3% and 28.8% for this year and last year respectively. Staff productivity also improved as evidenced by the increase in the revenue per employee per quarter from S$38,000 (US$22,000) in the fourth quarter of 2002 to S$43,000 (US$25,000) in the fourth quarter of 2003. The Group's staff strength as at year end was 1,025 compared to 1,056 one year ago.

Sales and Marketing Expenses. Sales and marketing expenses for the year was S$6.0 million (US$3.5 million) representing an increase of 7.5% compared to last year. The increase in sales and marketing expenses for the year was mainly due to the increased acquisition efforts for broadband subscriber growth, particularly in Australia. As a percentage of total revenue, the sales and marketing expenses for the year was 3.5% for last year and 3.6% for this year with a slight increase of only 0.1%.

Other General and Administrative Expenses ("Other G&A"). Other G&A consisted mainly of traveling expenses, office expenses and professional and consultancy fees. For the year, these were 10.1% of net revenues, compared to 11.7% one year ago. The Group will continue to monitor this closely to ensure that the increase in these expenses is at a slower rate than revenues.

Depreciation and Amortization. Depreciation and amortization decreased 12.8% for the year ended December 31, 2003, compared to the last year. The reduction is due to lower depreciation charges.

Allowance for Doubtful Accounts Receivables. For the year ended December 31, 2003, allowance for doubtful accounts receivables decreased 21.2% compared to last year. The decrease was largely due to improvement in credit management.

Other Income (Expenses)

Other income / (expenses) consisted largely of equity in losses of unconsolidated affiliates, net gain in foreign exchange and interest income earned.

Equity in losses of unconsolidated affiliates comprises mainly losses incurred by the Group's operations in Thailand and India. Compared to 2002, losses from these affiliates for the year were reduced by 86.0% due to revenue growth. This trend is expected to continue as these operations mature and grow.

Net gain in foreign exchange was mainly due to exchange differences arising from funding of operations in Australia using Singapore dollars. These are largely due to the strengthening of the Australian dollar against the Singapore dollar.

Cumulative Effect Adjustment

In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

SFAS 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognised by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

The depreciation and accretion charge for the year ended December 31, 2003 was S$34,000 (US$20,000) and S$16,000 (US$9,000) respectively. They have been included under "Other General and Administrative Expenses" and "Depreciation and Amortization" respectively.

Net Income

The Group's full-year net income of S$4.8 million (US$2.8 million) is a marked improvement from a full-year net income of S$2.9 million (US$1.7 million) one year ago. Revenue growth and effective costs management were the main contributors to this improvement. The Group's full-year net income would have been S$7.4 million (US$4.4 million), had stock-based compensation and cumulative effect adjustment - net of tax pertaining to asset retirement obligation charge not been accounted for in 2003.

2002 Compared to 2001

Net Revenues

The Group ended 2002 with total net revenues of S$157.0 million, up 11.3% from the prior year. 2002 was a challenging year typified by weak market sentiments and downward price pressures. Broadband continued to be the leading segment in terms of revenue growth while dial-up revenues continued to decline. Generally, this trend is expected to continue in the near future as Internet-savvy users continue to migrate to higher speed broadband services at more affordable prices. Nonetheless, in some countries in which the Group operates, dial-up is still the primary source of Internet access, especially where broadband services are not widely available and/or affordable.

Dial-up Access. Dial-up revenue for the year was S$58.4 million, accounting for 37.2% of total revenues, down from 49.3% one year ago. Apart from the migration of users from dial-up to broadband services, downward price pressures also contributed to the reduction in revenue. In Singapore, Hong Kong and Australia, broadband services are widely available and increasingly affordable, resulting in a shift of demand from dial-up to broadband. In the Philippines and Thailand, however, given the economic slow-down, more home users are favoring the lower priced prepaid dial-up services compared to the traditional post paid dial-up services. Going forward, the Group expects declining contribution from the dial-up segment. However, the Group will continue to take initiatives to (i) sustain its current dial-up subscriber base in matured markets such as Singapore and Hong Kong via attractive pricing bundled with value-added services to enhance the value proposition of these services; (ii) grow the prepaid dial-up market in the Philippines, India and Thailand.

Broadband Access. Broadband revenue grew 132.3% to S$41.6 million compared to last year. As of December 31, 2002, the Group had 37,100 broadband subscribers, a growth of 118.2% over the previous year. The strong growth in broadband revenue was principally driven by the increase in broadband subscribers in Singapore, Hong Kong and Australia. For the year ended December 31, 2002, PIAU's broadband revenue increased more than seven fold whilst the subscriber base quadrupled to 4,200. For the same period, Pacific Internet doubled its revenue to S$18.4 million. Despite intense competition in the broadband market, Pacific Supernet, the Group's second largest revenue contributor, was able to record a healthy broadband revenue growth of 57.0% year-on-year. The increase in broadband revenue from the growth in subscriber base was partially offset by a decrease in revenue as a result of a reduction in ARPU. Competition resulted in downward price pressures, which in turn fuelled demand. In Singapore, consumer broadband ARPU per month declined 12.7% year-on-year, from S$63 to S$55. The decline was due to higher level of discounts and the launch of a new lower-speed (384kbps) Unlimited-Access Plan in October 2002. This new access plan was designed to capture greater market share in the ADSL broadband arena. Corporate broadband ARPU in Singapore also dipped year-on-year, from S$373 to S$302. Similarly, Pacific Supernet which operates in a much more aggressive broadband market, experienced a 40.1% decline in corporate broadband ARPU year-on-year. In terms of revenue mix, broadband revenue contributed 26.5% of the Group's revenue for the year, a significant increase from its 12.7% contribution one year ago. Pacific Internet expects broadband revenue to be one of its key revenue drivers in the near term as the popularity of high-bandwidth multimedia applications and on-line entertainment continues to grow.

Leased Lines. Leased line revenue for the year was S$25.8 million, representing a decline of 6.1% when compared to last year. Revenues declined largely due to erosion of ARPU. As an indication, Pacific Internet's ARPU in Singapore dropped 17.8% from S$2,317 to S$1,905.

Value-Added Services. The Group currently provides a variety of value-added services to cater to the different needs of today's Internet-savvy customers. Value-added services includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access and data services. Value-added services revenue grew to S$13.0 million this year, representing an increase of 30.2% year-on-year. The increase was largely due to higher roaming revenue.

Commission revenues. Commission revenue relates to travel commission generated by the Group's travel arm - Safe2Travel, which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies EITF 99-19 Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned a total commission revenue of S$9.0 million, representing 5.8% of its gross ticket sales of S$154.9 million. Although the commission revenues are recorded net, Safe2Travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payable in the Group's balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales. As of December 31, 2002, Safe2Travel's accounts receivable and accounts payables were S$11.5 million and S$4.1 million, respectively. Commission revenue registered an increase of 10.2% when compared to last year due to the higher volume of airline tickets sold.

Other revenues. Other revenues include interconnect revenue for dial-up traffic terminating into Pacific Internet's network in Singapore, e-commerce revenue, online gaming revenue and system integration revenues. For the year, other revenues rose 14.1% compared to one year ago. This increase was largely due to Pacific Internet's interconnect revenue in Singapore, offset partially by a reduction in e-commerce revenue.

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

Operating Expenses

Staff Costs. Staff costs as a percentage of gross revenue reduced from 31.1% last year to 29.0% this year. The decrease is mainly due to the decrease in deferred compensation costs. It is partially offset by the increase in staff costs in Australia and Hong Kong in order to cope with higher operations in these areas. Furthermore, overall staff productivity has improved as evidenced by the increase in the revenue per employee per quarter from S$35,000 in the fourth quarter of 2001 to S$38,000 in the fourth quarter of 2002. The Group has implemented control on total staff strength in order to improve staff productivity. The Group's staff strength as at year-end was 1,056 compared to 1,077 one year ago.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of sales commissions, costs of promotional materials, advertising, cost of customer premise equipment offered to new customers as sales incentives, and third-party sales commissions. Sales and marketing expenses for the year ended December 31, 2002 was S$5.5 million, representing a decrease of 11.4% compared to last year. In prior years, the Group had incurred higher advertising expenses in establishing the brand name and launching new products and services such as broadband and PacNet Services services in year 2000.

Other General and Administrative Expenses. Other general and administrative expenses consist mainly of travelling expenses, office expenses and professional and consultancy fees. For the year, these were 11.7% of net revenues, compared to 13.6% one year ago. This improvement was largely due to effective cost management.

Depreciation and Amortization. Depreciation and amortization expenses decreased 41.6% for the year ended December 31, 2002. The decline was a result of the adoption of SFAS 142 - Accounting for Goodwill and Other Intangibles with effect from January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. The Group has performed the goodwill impairment test and believes that goodwill was not impaired. As such, there was no impairment charge this year. By adopting this new standard, the Group need not account for goodwill amortization, which amounted to S$8.0 million in the prior year.

Allowance for Doubtful Accounts Receivable. For the year ended December 31, 2002, allowance for doubtful accounts receivable decreased 29.7% compared to last year. As a percentage of net revenues, it reduced from 2.7% last year to 1.7% this year, as a result of more effective credit management.

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

Income Taxes

In 2002, in accordance with SFAS 109 - Accounting for Income Taxes, PIPH made a valuation allowance of S$1.3 million on its deferred tax asset. Under the guidelines of SFAS 109, a valuation allowance is required if it is more likely than not, that some or all of the deferred tax assets will not be realized. This valuation allowance, coupled with the Group's higher taxable income, resulted in an increase in taxation for the year.

Net Income

The Group's full-year net income of S$2.9 million is a marked improvement from a loss of S$15.0 million one year ago. Revenue growth, effective cost management and the absence of goodwill amortization were the main contributors to this improvement. Had goodwill not been amortized and acquired workforce been reclassified to goodwill in 2001, 2001 net loss would have been S$6.8 million.

Foreign Exchange Transactions

The Company, subsidiaries and affiliates consider their local currency as their functional currency and the Singapore dollar as their reporting currency.

The Group presently does not have a hedging policy for foreign exchange transactions. Most of its expenses and revenues are incurred in Singapore dollars, which is its functional currency, primarily and, to a lesser extent, United State dollars, Hong Kong dollars, Australian dollars, the Philippine Pesos and Malaysian ringgit. In other markets in which the Group operates, revenues are largely generated in the same currency in which its expenses are incurred. Any appreciation or depreciation in the foreign currency relative to the local currency, could have a material adverse effect on the Group's financial results. All foreign currency transactions and re-measurement of non-functional foreign currency denominated balances into local currency is included in the consolidated statement of operations as foreign exchange gain (loss).

Certain of the Group's international transmission capacity charges are denominated in U.S. dollars, and purchase orders for certain equipment may from time to time be denominated in U.S. dollars. For the year ended December 31, 2003, the Group did not enter into hedging transactions with respect to these foreign currency risks. However, the Group may evaluate the appropriateness and effectiveness of hedging such risks in the future.

The Group recognized a net foreign exchange gain of S$1.0 million, loss of S$0.7 million and gain of S$0.5 million (US$0.3 million) for the years ended December 31, 2001, 2002 and 2003, respectively.

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

In addition, it is likely that additional laws and regulations may be adopted in countries where the Group has or will have ISP operations with respect to the Internet, covering issues such as content, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. The Group cannot predict the impact, if any, that any future regulatory changes or development may have on its business, financial condition and results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition, could adversely affect the Group's business, financial condition and results of operations.

Singapore

Infocomm Development Authority of Singapore ("IDA"). The Group's Singapore ISP business is regulated by the IDA. Before April 1, 2000, Pacific Internet operated under an Internet Access Service Provider Licence dated September 5, 1995 (the ''IASP License''), which was to expire in September 2000.

On April 1, 2000, Pacific Internet was awarded a Facilities-Based Operator ("FBO") Licence by the IDA, which supersedes the IASP License previously held by Pacific Internet. With the FBO Licence, the Company is licensed to deploy telecommunications networks, systems and facilities to offer telecommunications switching and/or telecommunications services to other licensed telecommunications operators, business, and/or consumers. On January 1 2004, Pacific Internet transferred the FBO Licence to a wholly owned subsidiary, PIC with IDA's approval. At the same time, Pacific Internet was awarded a Services-Based Operator ("SBO") (Individual) Licence by the IDA. The SBO (Individual) Licence allows the Company to lease telecommunications network elements such as transmission capacity, switching services, ducts and fibre from any FBO licensed by IDA, including PIC, to provide telecommunications services to third parties or resell the telecommunications services of FBOs. PIC will meet the telecommunications infrastructure deployment needs of Pacific Internet.

The SBO (Individual) Licence is valid for a period of three years from January 1, 2004 and is renewable on a three-yearly basis. An annual license fee of S$5,000 is payable. The SBO (Individual) Licence is non-transferable except with the IDA's prior approval. Other conditions imposed on the Company under the terms of the SBO (Individual) License include the obligation to observe price control arrangements imposed by the IDA, to provide access to the Company's telecommunications system to any other requesting IDA-approved licensees, and comply with the provisions under the Code of Practice for Competition in the Provision of Telecommunication Services (the "Code"), which was issued by the IDA and became effective September 29, 2000.

The Code is intended to promote the efficiency and international competitiveness of the infocommunication industry in Singapore, promote and maintain fair and efficient market conduct and effective competition between players in the telecommunications industry in Singapore and encourage, facilitate and promote industry self-regulation. The provisions under the Code obligate the Company to, inter alia, observe any quality of service standards imposed by the IDA, publish information relating to the services provided by the Company including the pricing and terms and conditions, and ensure the confidentiality of all subscriber information. Under the Code, the Company is also required to seek IDA's approval prior to implementing any change in ownership, shareholding or management of the Company.

The SBO (Individual) Licence may be modified or amended by the IDA at its sole discretion. The IDA may also, under certain circumstances, suspend or cancel the SBO (Individual) License in whole or in part, or impose a fine of an amount determined at its sole discretion.

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

As a precondition to the award of the FBO Licence to Pacific Internet on April 1, 2000, the Company was required to commit to IDA a total of S$43 million worth of capital investment over a three-year period. In order to secure the Company's due performance of this obligation, the Company was also required to post performance bonds in total value of S$2.15 million in favour of IDA over the three-year period. The Company has discharged its obligations for the milestones committed for years 2000 and 2001 that are worth S$1.05 million in performance bond value. In view of changes in technology and customer demand since 2000, the Company had proposed to IDA to change the amount and nature of the capital investments planned for 2002 and 2003 and to extend the fulfillment period in respect of the capital investments by two years. In April 2003, the IDA approved a revised capital commitment of a total of S$2.2 million (US$1.3 million) for the period 2003 to 2005. The revised performance bond for the period 2003 to 2005 is S$0.11 million (US$0.06 million). The Company has fulfilled the revised capital commitment of S$0.54 million (US$0.31 million) for 2002 and S$1.4 million (US$0.8 million) for 2003 and IDA has discharged the performance bond for 2002 and 2003. With effect from January 1, 2004, PIC assumed responsibility for the remaining capital commitment obligations of S$0.8 million (US$0.5 million).

Media Development Authority of Singapore ("MDA"). Internet service regulation falls under the purview of the MDA, which is a successor organisation to the Singapore Broadcasting Authority, the previous regulator. Pacific Internet and its Singapore ISP competitors are automatically licensed under the MDA's Class Licence Scheme and are required to register with the MDA within 14 days from the commencement of their services as ISPs and pay a license fee of S$1,000 per year. Under the MDA's licensing framework, ISPs are required to block out objectionable sites (which are primarily pornographic sites) as directed by the MDA. ISPs must also use their best efforts to ensure that their services (i) comply with the Codes of Practice that the MDA may issue from time to time (including the Internet Code of Practice); and (ii) are not used for any purpose that is against the public interest, public order or national harmony or that offends good taste or decency.

Internet content providers (''ICPs'') in Singapore who provide information on the World Wide Web (including Pacific Internet and other ISPs, web publishers and web server administrators) are also regulated by the MDA and ISPs are required to use their best efforts to ensure that their websites and programs conform to the MDA's Codes of Practice.

The Group has enhanced an Internet web-caching system, which it believes effectively blocks websites that the MDA has designated as objectionable. In addition, PacNet has sought and intends to continue to seek from time to time the MDA's approval of certain of its Internet content to ensure compliance with the MDA's guidelines.

Hong Kong

Office of Telecommunications Authority ("OFTA"). The Group's Hong Kong ISP, Pacific Supernet, is subject to regulation by the OFTA. OFTA assists Hong Kong's Telecommunications Authority in (i) administering and enforcing the provisions of the Telecommunication Ordinance and the Telephone Ordinance, (ii) regulating and licensing telecommunications services and (iii) ensuring the effective operation and successful development of Hong Kong's telecommunications industry. Under regulations promulgated under the Telecommunication Ordinance, Internet access services are ''public non-exclusive telecommunications services,'' and the provision of such services requires an annual Internet Access Service Provider Public Non-Exclusive Telecommunications Service License (an ''ISP PNET License''). The Group believes that OFTA does not limit the number of ISP PNET Licenses issued, or otherwise regulate the number of ISPs in Hong Kong. Pacific Supernet holds one of over 150 ISP PNET Licenses issued by OFTA as of November 30, 1999. Pacific Supernet's current ISP PNET License requires an annual fee of HK$750 and requires Pacific Supernet to submit information to OFTA from time to time upon its request, is not transferable without the prior written consent of OFTA, and is renewable annually. OFTA will likely grant additional ISP PNET Licenses in the future, which could increase ISP competition in Hong Kong.

Pacific Supernet's ISP PNET License does not cover international telephone services or external circuits for voice or voice programme transmission services, which Hong Kong Telecom International Limited had the exclusive right to provide until December 31, 1998. Competition in international telephone services was introduced on January 1, 1999, when OFTA commenced issuance of non-exclusive international simple resale-of-voice (''voice ISR'') licenses. PSN has applied for and obtained an External Telecommunications Services ("ETS") License in April 29, 1999 that allows PSN to provide Internet telephony services. Pacific Supernet's ETS License #518 requires an annual fee of HK$750 and requires Pacific Supernet to submit information to OFTA from time to time upon its request, is not transferable without the prior written consent of OFTA, and is renewable annually. Pacific Supernet has cancelled its ETS License on May 1, 2001.

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

Australia

ISPs are subject to a range of statutory obligations in respect of service provision, facilities, content of communication carried, and security of communications.

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

Interception. ISPs are required to do their best to prevent their network and facilities being used in the commission of offences against the laws of the Commonwealth, States and Territories. Under the Telecommunications (Interception) Act 1979 (Cth), ISPs are obliged to ensure that their network facility is able to intercept a communication passing over it in accordance with the warrant issued under the Act (Section 324). The ISP must also provide access to the traffic-related data generated to process the traffic. Traffic related data includes signaling information contained within the IP datagrams and calling line identifier of the telephone service used by the interception subject to connect to the ISP (ISPs are only required to provide plain text version of encrypted information where the ISP has itself encrypted information).

E-mail and 'spamming'. The Spam (Consequential Amendments) Act 2003 (Cth) has also expanded the scope of the Act to cover the 'e-marketing industry'. All e-marketing activities undertaken by ISP's must comply with the new Spam Act 2003 (Cth) (the "Spam Act"), which will come into force on April 21, 2004. The Spam Act introduces a new regime to regulate the sending of commercial electronic messages (being e-mails, SMS's or other electronic messages of a commercial nature with an Australian link). Generally, the Spam Act provides that commercial electronic messages must not be sent without the recipient's prior consent, must contain a functional unsubscribe facility and must accurately identify the sender. The Spam Act also prohibits the use of address harvesting software and any electronic address lists produced by that software. Certain commercial electronic messages may be sent without prior consent and without an unsubscribe facility. These include messages from government bodies, charities, religious organisations and educational institutions and messages that contain only factual information.

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

The BSA obliges ISPs to take reasonable steps to restrict access to illegal and highly offensive material hosted overseas and to comply with a range of "online provider rules" including compliance with certain industry codes and standards. Contravention of an online provider rule is an offence. The relevant codes include the Internet Industry Association Content Code 1 (ISP Obligations in Relation to Internet Access Generally), Content Code 2 (ISP Obligations in relation to Access to Content Hosted Outside Australia) and Content Code 3 (ISP Obligations in relation to Hosting Content Within Australia), all of which came into effect on May 9, 2002.

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

In March 2003, the Government announced that it is reviewing its online content regulation regime largely in response to a report by the Australia Institute that shows that Internet pornography is easily accessible to children.

Copyright. At present, an ISP's obligations to protect copyright owned by users of their networks are not clear. The Copyright Amendment (Digital Agenda) Act 2000 (which came into effect on March 4, 2001) introduced a range of amendments designed to clarify liability for authorisation of copyright infringement. These include section 36(1A) which provides a non-exclusive list of matters that a court will take into account to determine whether a person is liable for authorising another person to infringe copyright. The relevant factors are (a) the extent, if any, of the person's power to prevent the doing of the act concerned; (b) the nature of any relationship between the alleged authorising party and the person that does the act; and (c) whether the alleged authorising party took any reasonable steps to prevent or avoid the doing of the act including complying with any relevant industry codes of practice.

Section 29(6) provides that a communication other than a broadcast is taken to have been made by the person responsible for determining the content of that communication. Section 39B also provides the so-called "facilities exception"; that is, persons (including carriage service providers) who provide facilities for the making of communications are not taken to have authorised copyright infringement merely because another person has used the facilities to engage in copyright infringement. The Digital Agenda amendments further provide that any temporary copies of a work that are made as part of the technical process of accessing such a work on the Internet will not constitute an infringement of copyright.

Similar provisions exclude carriers and carriage service providers from liability for authorising infringement of moral rights (section 195AVB).

Despite the amendments, it is not clear whether the exemptions will be available to ISPs that have notice of copyright infringement but fail to take reasonable steps to prevent that infringement. For example, it appears likely that an ISP that monitors users and retains the ability to penalise breaches of copyright may be considered to have "authorised" copyright infringement which it knows of but has not taken steps to remove.

Industry Standards and Codes: Carriage service providers, service providers and others are subject to the regulatory regime administered by the Australian Communications Authority (the "ACA"). Some of the matters that may be dealt with by industry code (which are prepared by the Australian Communications Industry Forum ("ACIF")) or industry standard include customer complaints, handling of personal information and accuracy of billing. Compliance with an industry code is voluntary, but compliance with an industry standard is mandatory for an industry standard that applies to participants in a particular section of the telecommunications industry. However, once an industry code is registered, the ACA can direct any participant in a section of the telecommunications industry which is breaching the code to comply with it, whether they are a voluntary code signatory or not. As of March 2003, the ACA has registered 17 industry codes and no industry standards.

Privacy: The Privacy Act 1988 (Cth) provides that from December 21, 2001, all private sector businesses (with some exceptions like enterprises with an annual turnover of less than A$3 million and political parties) are required to comply with ten legislated privacy principles, or a code of conduct which imposes obligations which are overall at least equivalent to those in the principles. The requirements include obligations to, for example:
  ensure that the people from whom information is collected have a reasonable likelihood of knowing the purpose for which the information is sought, the identity of the organization and how to contact it, the fact that the data subject can gain access to the information, the types of organizations which the information is usually disclosed to, any law that requires that the information be collected and the consequences for the data subject if the information is not provided ;
  collect only personal information that is necessary for an organization's functions and to do so only by lawful and fair means;
  only use information for direct marketing without prior consent if a prominent and free opportunity to opt out of further communications is provided with each communication;
  take reasonable steps to make sure that the information it collects, uses and discloses is accurate, complete and up-to-date and that it is protected from misuse, loss, and unauthorised access, modification and disclosure; and
  publish clearly expressed policies on its management of personal information.

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

Thailand

Licenses and Approval

Operation. The main license, which the Group's operational Thai ISP, WNS, is required to hold in order to operate its business, is the license from CAT Telecom Public Company Limited (formerly, the Communications Authority of Thailand ("CAT")), WNS has the rights to operate Internet services in Thailand under an Internet Service Agreement with CAT. The term of the Internet Service Agreement, which is valid for ten years, will expire on October 30, 2006.

Regulation of Telecommunications in Thailand

The Thai Constitution, which came into force in 1997, laid the framework for a new telecommunications and broadcast regulatory regime in Thailand. The cornerstone of the new regime is the establishment of two independent regulators, the National Telecommunications Commission ("NTC") and the National Broadcasting Commission ("NBC"). NTC regulates the telecommunications industry while NBC regulates the broadcast media industry. Since the Constitution was passed, a committee was set up by the Thai Government to draft the laws in relation to telecommunications and broadcasting in Thailand in accordance with the Constitution.

The two main pieces of legislation that currently govern the telecommunications business are the Act on Organisation For Allocating Spectrum and Radio and Television Broadcasting Supervision and Telecommunication Businesses, (the Frequency Allocation Act), which came into force on March 8, 2000, and the Telecommunications Business Act, which came into force on November 19, 2001. The Telecommunications Business Act and the Frequency Allocation Act are intended to play a key part in the legal reform of the Thai telecommunications market in preparation for its complete liberalisation by the year 2006, in accordance with the World Trade Organization's liberalization requirements.

The Frequency Allocation Act provides that licenses to use frequencies and licenses to operate telecommunications businesses are not transferable. In addition, licensees shall use frequencies by themselves unless otherwise permitted by NTC. The Frequency Allocation Act also provides that the parties to concession agreements will be subject to the regulations to be implemented by NTC. Once implemented, such regulations will apply to WNS, as it is a party to the concession agreements. The Constitution provides that any new laws enacted under Section 40 will not affect any license, concession or contract valid on the date such law comes into force until the expiration of such license, concession, or contract. In accordance with this provision, the Telecommunications Business Act contains transitory provisions that allow licenses under existing concessions to continue in operation until the expiration of the concession. Therefore, the establishment of NTC is not expected to adversely affect WNS's right to operate its existing business, as provisions in the Constitution, the Frequency Allocation Act and the Telecommunications Business Act clearly state that the contract is still valid until the expiration of the contract. However, any changes in the current regulatory regime in these areas by NTC may increase the regulatory burden and cause WNS to incur additional compliance costs. NTC has not been formally appointed, it is unclear what the regulatory burdens will be.

The Telecommunications Business Act empowers NTC to impose conditions and requirements on the issuance of licenses, such as qualification of applicants, scope of services, term of licenses and universal service obligations. Although the appointment of NTC has been delayed due to concerns about the impartiality of the proposed members of NTC, the government has continued to move forward with other supporting legislation.

Foreign Ownership Restriction

In the past, foreign ownership in a telecommunications company was limited to 49%. The Telecommunications Business Act decreases the permitted foreign shareholding to 25% for certain types of telecommunications operators. This has raised a concern in the industry, as this restriction will limit investment by foreign telecommunications companies. As NTC is not yet established and no conditions or requirements have yet been put in place, it is unclear whether existing operators who elect to continue to do business under the old concession will be able to retain foreign ownership of up to 49% until such time as they migrate to the new regime. Operators providing telecommunications services under the Telecommunications Business Act are subject to the Trade Competition Act, 1999, as well as NTC regulations governing subsidy, abuse of market power, fair competition and consumer protection.

A new draft Telecommunications Business Act (No. 2) has been submitted to the Cabinet for approval. The new draft increases foreign shareholding restrictions from 25% to 49% of the total issued shares. The Cabinet approved the draft Telecommunications Business Act (No. 2), as proposed by the Ministry of Transport and Communications, on May 14, 2002. The draft will be sent to the Council of State and then the Parliament for approval. There can be no assurances that the draft legislation will be adopted. The Group cannot predict how this draft legislation will affect the ownership structure of its business in Thailand in the future.

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

PIMY, the Group's ISP in Malaysia, has been registered as an Applications Service Provider Class Licensee (pursuant to its "ASP Class Licence") since December 13, 2001. Class licensing is a model of regulation which aims to minimize regulatory barrier to market entry, and under PIMY's ASP Class Licence, it is allowed to provide Internet access services.

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

Presently, the provision of public switched telephone network ("PSTN") telephony and IP telephony services are not permitted under an ASP Class Licence.

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

However, the CMA has introduced self-regulation within the industry whereby the CMC may appoint industry forums to prepare various industry codes. Compliance with these codes is voluntary (other than the consumer codes which must be complied with as a condition of the licence granted by the CMC). In order to encourage compliance, the CMA affords a defence against any prosecution, action or proceeding of any nature, whether in a court or otherwise, which is taken against a person (who is subject to the voluntary industry code) regarding a matter dealt with in that code. The Content Forum has prepared a draft Content Code which, among others, regulates the provision of content by classifying it into categories based on suitability by age group and prohibiting content which is indecent, offensive, false, menacing or obscene. The draft Content Code (if the draft is ultimately registered in its present form) also gives 'innocent carriers' a defence if the communication of offending content is done without control or knowledge by the service provider and if the service provider has complied with the general and special measures prescribed in the draft Content Code.

Where the carrier caches commonly accessed websites to make Internet surfing more efficient, this may result in a reproduction of copyrighted materials. Under the Copyright Act 1987, such reproduction without consent will amount to copyright infringement which the carrier may be liable for. However, the abovementioned draft Content Code accords the carrier with a defence provided that (i) the content was made available online by a third party; (ii) the content was transmitted through the system or network to the user; and (iii) the reproduction and storage was part of an automatic technical process to make such content available to users.

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

In view of the above, PIMY will remain liable for the content communicated through or stored in its systems until such time when the Content Code is registered or the relevant laws have been revised to accord an innocent carrier with protection or a defence against claims arising from such content.

Liability of Internet Applications Service Providers to consumers: Similar to the Content Forum, the Consumer Forum has, for the time being, prepared two consumer codes, namely the General Consumer Code and the Internet Access Service Provider Consumer Code ("IASP Code"). Presently, only the General Consumer Code has been registered by the CMC with effect from October 17, 2003, and PIMY must comply with it within six months from the aforementioned effective date. The General Consumer Code sets out the ground rules for a service provider's dealings with consumers, including provisions relating to proper provision of information to consumers regarding the description of the service, the applicable terms and conditions, pricing information, consumer rights of redress, consumer obligations, after sales support; advertising and representation of services; customer billing, charging, collection and credit practices; provisioning of services and fault repair; protection of personal information, mechanism for handling customer complaints, and dispute resolution by inexpensive mediation or other process besides court. All licensees are required to comply with the General Consumer Code by conditions imposed in their licence. The IASP Code (if the draft is ultimately registered in its present form) is of particular importance to PIMY as it relates to the provision of its Internet access services, eg. by ensuring that services meet specific standards and that security measures are implemented to safeguard the carrier's network.

PIMY would also need to comply with the Consumer Protection Act 1999 if the scope of its services include services which are meant for personal, domestic or household consumption. The said Act imposes several implied guarantees on PIMY's provision of such services including its use of reasonable care and skill, and fitness for a particular purpose.

Exchange control regulations: Malaysia has imposed specific foreign exchange controls which regulate, among others, dealings and transactions involving Malaysian currency, ie. Malaysian Ringgit, foreign currencies, gold and Malaysian securities between residents and non-residents. These exchange controls are enacted in the Exchange Control Act 1953, and supplemented by the Exchange Control Notices issued by the Central Bank of Malaysia. As a general rule, the exchange control regulations prescribe that any payments made to or received from a non-resident by a resident, whether in Malaysian Ringgit or foreign currency, would require the prior permission of the Controller of Foreign Exchange ("Controller").

Notwithstanding the general rule, Exchange Control Notice 4 states that the Controller grants his general permission to such payments which do not exceed the value of RM50,000 and are for any purpose other than the import of goods. Where the payment is in a foreign currency of over RM50,000 in value, the general consent of the Controller still applies subject to the resident completing and submitting the requisite administrative documentation. The issuance of dividends by PIMY for its shares which are held by non-residents, eg. the Company, would be classified as payments and as such, the provisions of Exchange Control Notice 4 would apply.

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

The following table summarizes the Group's statements of cash flows for the periods presented:

As of December 31, 2003, the Group held cash and cash equivalents of S$41.9 million (US$24.7 million). Total cash generated for the year was S$6.2 million (US$3.7 million). For the year ended December 31, 2003, operating activities generated cash of S$16.8 million (US$9.9 million) as a result of strong operating performance. This was offset by the outflow of S$6.2 million (US$3.6 million) in investing activities and S$4.4 million (US$2.6 million) in financing activities. Investing activities comprised mainly of acquisition of fixed assets while financing activities comprised mainly of repayment of loans, bank borrowings and capital leases.

The Group believes that its existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations, will be adequate to satisfy its operating and capital requirements through 2004.

Borrowings

During the year 2003, the Company paid short-term borrowings and payables due to STIC Investment Pte Ltd, SembCorp Industries and SembVentures of S$9.9 million (US$5.8 million).

As of December 31, 2003, the Group had payables due to MediaCorp Investments amounting to S$0.07 million (US$0.04 million) and SembVentures of S$0.1 million (US$0.06 million). The amounts payable are interest-free and have no fixed terms of repayment.

As of December 31, 2003, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks of S$26.1 million (US$15.3 million). The weighted-average interest rate was 0.5% per annum. Total unused credit facilities available to the Group as of December 31, 2003 were S$16.4 million (US$9.6 million).

Commitments for Capital Expenditures

PIC has committed to IDA that it will spend S$0.8 million (US$0.5 million) over a period of two years, largely on capital equipment and infrastructure.

See "Item 5F. Tabular disclosure of contractual obligations" for further details on specific contractual obligations as of December 31, 2003.

Commercial Commitment

See "Item 18. Financial Statements" for further details on guarantees and other commercial commitments.

ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Product Development

The Group continuously evaluates latest technologies and applications for possible introduction. Since its inception in 1995, the Group has developed a number of products and services not previously available in any of its markets, including Email Outsource solution, Anti-Virus, Anti-Spam and EmailSMS. The Group has also developed an enhanced Internet web caching system and adapted policy-based routing algorithms to its network to optimize traffic over its international links and other systems designed solely for its own use.

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

PacNet started offering broadband services by using the wholesale solution from the local Telco infrastructure as well as building our own infrastructure. The Broadband solution will be provided to all the customers, i.e. consumer and corporate, as Broadband (i.e. ADSL, SHDSL) is where we believe the growth will be for the following years in the Asian region. The Group will also continue to focus on the development of wireless technology such as IEEE802.11a/b/g and the convergence towards interoperability (together with Broadband technology).

The Group's product development function is undertaken by product team whom work closely with backend engineers to constantly innovate and develop new services. This development includes Internet Telephony, Video Conferencing, Managed Security as well as roaming services.

The Group has developed a unified RADIUS solution for use in its regional network for authentication, accounting and access control to the services it offered. The goal is to achieve simplicity, reliability and to cater for better control in the Group's own service offerings. The Group has also developed an application for control of duplicate logins in its dialup access pool.

The Group is continuously looking into evaluation of new system technologies, applications and hardware, which includes but is not limited to: enterprise storage systems from IBM, SUN, COMPAQ and HDS; Linux and Open-Source solution; WAP servers and applications; Unified Messaging Systems; telecommunications systems which combined the traditional circuit switch network with the VoIP technology; integration of VoIP into e-commerce solutions, helpdesk support systems; centralize technical/customer support system; wireless access; broadband access; open-sources technology; and latest technology from Microsoft .Net architecture.

Proprietary Rights

General. The overall nature of the Group's business does not demand substantial expenditure on research and development. Although the Group believes that its success is more dependent upon the quality of its services, its technical, marketing and customer service expertise than its proprietary rights, the Group does rely on a combination of trademark and contractual restrictions to establish and protect its intellectual property rights. It is the Group's policy to require employees and independent contractors and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with the Group. These agreements provide that confidential information developed or made known during the course of a relationship with the Group must be kept confidential and not disclosed to third parties except in specific circumstances. Further, the Group develops, both in-house and in conjunction with vendors, a range of solutions for internal use as well as service offerings to both the consumer and corporate segments. None of these when taken individually has a significant impact on the Group's operations and business save for its billing system (which has been evolved over a number of years and over which the Group holds a perpetual licence), its electronic mail architecture and radius authentication architecture (which were developed in Singapore and duplicated in its regional subsidiaries and affects the email services of the Group).

Trademarks. Pacific Internet Limited is the registered proprietor of the "Pacific Internet" trademark and/or logo in various classes in Australia, China, Hong Kong, Indonesia, Japan, Korea, Malaysia, Philippines, Singapore, Thailand, Taiwan and the US. The application for the same is pending in India. However, no assurance can be given that the application in India will be successful. However, an individual from whom the Group acquired the "Pacific Internet" service mark in 1999 was granted the right to use the mark in California. The Group has also registered the "Pacific Supernet" trademark and logo in Hong Kong, the "PI Mall" trademark and logo and the "Safe2Travel.com" trademark in Singapore. The application for the registration of the "paGn" trademark in Singapore is pending. The laws of the countries in which the Group currently operates or may in the future operate may treat the protection of proprietary rights differently from, and may not protect the Group's proprietary rights to the same extent as do, laws in the US. The Group expects that it may license in the future, certain of its proprietary rights, such as trademarks, to third parties.

Domain Names. The Group has also registered a number of domain names including "pacific.net.sg", "pacific.com.sg", "pacnet.com", "pacnet.com.sg", "pacnet.net" and "pacnet.org" in countries where the Group conducts business or plans to do business. The Group has also registered a variety of other domain names relating to its trademarks and brandnames including "pagn.net" and "elkardian.com.sg".

ITEM 5D. TREND INFORMATION

See "Item 4B. Business Overview - Industry Background" and "Item 5. Operating and Financial Review and Prospects".

ITEM 5E. OFF-BALANCE SHEET ARRANGEMENT

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the payments due for specific contractual obligations as of December 31, 2003:

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding the directors and senior management of Pacific Internet as of April 30, 2004:

Name	Age	Position
Directors and Senior Management:
Low Sin Leng (3)(5)	51	Director/ Chairman of the Board of Directors
Tan Tong Hai	40	Director/President and Chief Executive Officer
Phua Chin Chor (4)	49	Director
Tsao Yuan Mrs Lee Soo Ann (2)(7)(10)	48	Director
Chong Phit Lian	52	Director and President, Pacfusion Limited
Yeo Wee Kiong (2)(6)(8)(9)	48	Director
Wee Thiam Kim Lawrence (4)(6)(8)(10)	53	Director
Yeo Siew Chye	49	Director
Wong Cheong Fook David Cecil Vivian (1)	50	Director
Senior Management:
Tay Kuan Ming	39	Acting Chief Financial Officer
Kuk Cho Yiu	31	Managing Director, Hong Kong
Julia Theresa S. Yap	42	President & Managing Director, The Philippines
Dennis Muscat	46	Managing Director, Australia
Prithayuth Nivasabutr	45	Managing Director, Thailand
Raman s/o Palaniappan	38	Vice President, India Operations
Sy Tien Do	37	Managing Director, Malaysia
Company Secretary:
Linda Hoon Siew Kin	41	Company Secretary

(1) Chairman of Audit Committee
(2) Member of Audit Committee
(3) Chairperson of Executive Committee
(4) Member of Executive Committee
(5) Chairperson of Compensation & Administrative Committee
(6) Member of Compensation & Administrative Committee
(7) Chairperson of Nominating Committee
(8) Member of Nominating Committee
(9) Chairman of Litigation Committee
(10)Member of Litigation Committee

Biographical Information

Low Sin Leng was appointed as a director since December 2000. She was appointed Deputy Chairman on April 22, 2002 and has served as Chairman of the Board of Directors since February 19, 2004. Ms Low is also the Chief Operating Officer of SembCorp Industries. SembCorp Industries owns SembCorp Ventures, which in turn owns 29.4% of Pacific Internet as of April 30, 2004.

Ko Kheng Hwa has served as a director since July 1997. He was appointed as Deputy Chairman of the Board of Directors in October 1999 and has served as Chairman of the Board of Directors since February 2000. Mr Ko is also Managing Director of the Economic Development Board of Singapore. Mr Ko resigned from the Board on February 19, 2004 as Chairman and Director.

Tan Tong Hai was appointed as a director since March 2001. Mr Tan is also the President and Chief Executive Officer of Pacific Internet.

Chia Whye Liang Anthony was appointed as a Director in March 2000. Mr Chia was also the Chief Executive Officer of MediaCorp Interactive Pte Ltd ("MediaCorp Interactive"). MediaCorp Interactive is a related corporation of MediaCorp Investments Pte. Ltd. (formerly known as "SIM Ventures Pte Ltd") ("MediaCorp Investments"), which owns 3.6% of Pacific Internet as of April 30, 2004. Mr Chia resigned from the Board on February 28, 2003.

Phua Chin Chor was appointed as a Director on April 7, 2003. Mr Phua is the Group Financial Controller of MediaCorp Pte. Ltd. ("MCS"). MCS owns MediaCorp Investments, which in turn owns 3.6% of Pacific Internet as of April 30, 2004.

Tsao Yuan Mrs Lee Soo Ann was appointed as a director since October 2000. Dr Lee Tsao Yuan is also the Executive Director of Skills Development Centre Pte Ltd.

Chong Phit Lian was appointed as a director in April 2002. She has served as President of Pacfusion Limited since March 2001 and Executive Director of Safe2Travel since May 2002. Ms Chong is also the Chief Executive Officer of Singapore Precision Industries Pte Ltd, a wholly-owned subsidiary of SembCorp Industries. SembCorp Industries owns SembCorp Ventures, which in turn owns 29.4% of Pacific Internet as of April 30, 2004.

Low Tan Ling @ Gracy Seow was appointed as a Director in April 2002. Mrs Gracy Choo was previously the Executive Vice President and Special Assistant to the Deputy Chairman & President of United Overseas Bank Ltd prior to her retirement in July 2002. Mrs Gracy Choo resigned from the Board on August 31, 2003.

Yeo Wee Kiong was appointed as a Director in April 2002. Mr Yeo is also the Managing Director of Yeo Wee Kiong Law Corporation.

Wee Thiam Kim Lawrence was appointed as a Director in April 2002. Mr Wee is the Senior Vice President of CSC Computer Sciences Pte Limited.

Yeo Siew Chye was appointed as a Director on January 28, 2004. Mr Yeo is the President of Southeast Asia of EDS International (Singapore) Pte Ltd.

Wong Cheong Fook David Cecil Vivian was appointed as a Director on March 8, 2004. Mr David Wong was previously the Group Managing Director of Wearnes Technology, a division of Singapore-listed WBL Ltd prior to his retirement in early 2004.

Linda Hoon Siew Kin has served as Company Secretary since August 1998. Ms Hoon is also Senior Vice President and General Counsel, Group Legal Operations of SembCorp Industries.

Tay Kuan Ming has served as Acting Chief Financial Officer since November 2003. He first joined the Company as Vice President, Finance on August 20, 2001.

Kuk Cho Yiu was appointed as Managing Director of PSN since January 2002. He first joined PSN as Account Manager in August 1997.

Julia Theresa S. Yap has served as President & Managing Director of PIPH since April 1997, and was one of the original incorporators of PIPH in 1996.

Dennis Muscat was appointed as Managing Director of PIAU since August 2001. He first joined PIAU as Financial Controller in February 1999.

Prithayuth Nivasabutr has served as Managing Director of PITH since November 2000.

Raman s/o Palaniappan has served as Vice President, Indian Operations since April 16, 2003.

Sy Tien Do has served as Senior Vice President, Group Corporate Business & Technology and Managing Director of PIMY since April 19, 2004.

ITEM 6B. COMPENSATION

Compensation of Directors. For the year ended December 31, 2003, the aggregate amount of compensation accrued by the Group to all of its directors was approximately S$0.7 million (US$0.4 million), other than reimbursement of all reasonable expenses for attendance at Board meetings.

Compensation of Senior Management. For the year ended December 31, 2003, the aggregate amount of compensation accrued by the Group to all of its senior management was approximately S$1.6 million (US$0.9 million).

As at December 31, 2003, options to subscribe for 1,829,525 ordinary shares were issued and outstanding, of which 289,000 and 408,300 were held by directors and senior management respectively. These options were granted under the 1998 Employees' Share Option Plan and 1999 Share Option Plan. The exercise price of these options range from US$3.09 to US$32.48. The expiration dates of these options range from February 2004 to August 2008, subject to annual vesting requirements.

ITEM 6C. BOARD PRACTICES

The minimum number of directors required under our Articles of Association (the "Articles") is two. During the year, Mr Chia Whye Liang Anthony and Mrs Gracy Choo resigned from the Board while Mr Phua Chin Chor was appointed to the Board.

Subsequent to the year end, Mr Ko Kheng Hwa resigned from the Board on February 19, 2004 while Mr Yeo Siew Chye and Mr David Wong were appointed to the Board on January 28, 2004 and March 8, 2004 respectively. Ms Low Sin Leng was appointed Chairman of the Board of Directors on February 19, 2004, in place of Mr Ko. As of April 30, 2004, the Board consists of nine members.

With the exception of Ms Low Sin Leng, whose appointment as Chairman is for a fixed term ending on February 18, 2007, there are no fixed term of office for the other directors and the directors of the Company are not subject to retirement under the Articles. However, under the "Guidelines For the Selection of Directors" adopted by the Board on May 9, 2003 (as amended), the Nominating Committee and the Chairman of the Board will review each director's continued tenure on the Board at least every three years, or at such other frequency, as the Board deems necessary.

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

As of April 30, 2004, the EXCO comprises of three members, namely, Ms Low Sin Leng, Mr Phua Chin Chor and Mr Lawrence Wee. With Mr Ko Kheng Hwa's resignation as Chairman and Director, he also ceased to be Chairman of the EXCO on February 19, 2004. Ms Low Sin Leng was appointed as the new EXCO Chairperson in place of Mr Ko and Mr Phua Chin Chor was appointed as EXCO member on the same day. The EXCO has been delegated authority to exercise certain of the Board's powers in fulfilling its charter. The President and Chief Executive Officer is responsible for the overall management and day-to-day operation of the Company. The Board has conferred upon the EXCO and the President and Chief Executive Officer certain discretionary limits and authority for capital expenditure, budgeting and human resource management.

Audit Committee

As of April 30, 2004, the Audit Committee ("AC") consists of three members from the Board. They are Mr David Wong, Dr Lee Tsao Yuan and Mr Yeo Wee Kiong, all of whom are independent. With Mr Ko Kheng Hwa and Mrs Gracy Choo's resignations as Directors, both Mr Ko and Mrs Choo also ceased to be members of the AC on February 19, 2004 and August 31, 2003 respectively. Mr David Wong, whom the Board had determined to have met the criteria of an "audit committee financial expert" as defined by the regulations of the United States Securities and Exchange Commission, was appointed as the Chairman of the AC on March 8, 2004.

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

In the course of discharging its duties under the AC's charter, the AC is empowered to seek any information from the Company's employees, and to this end, all employees and management are obliged to extend their fullest cooperation. The AC is further empowered by the Board to obtain legal and other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

Compensation & Administrative Committee

The Administrative Committee and the Compensation Committee were reconstituted and merged to form the Compensation & Administrative Committee ("CAC") in May 2002.

Ms Low Sin Leng, Mr Lawrence Wee and Mr Yeo Wee Kiong were appointed to form the CAC. The CAC, comprising all non-executive directors who are not employees of the Company, will carry out the dual function of deciding on compensation for key employees, Board of Directors and administering Company-wide incentive schemes such as the Company's share option plans. The CAC met a total of three times during the year.

Litigation Committee

The Litigation Committee, comprising exclusively of independent directors, was established in November 2002 to decide on the Company's defence of the US IPO allocation class action litigation. As of April 30, 2004, the Litigation Committee comprises of three members, namely, Mr Yeo Wee Kiong, Dr Lee Tsao Yuan and Mr Lawrence Wee. With Mrs Gracy Choo's resignation as Director, Mrs Choo also ceased to be a member of the Litigation Committee on August 31, 2003.

See "Item 8A. Consolidated Statements and Other Financial Information - Other Information" for further details on the US IPO allocation class action litigation against the Company.

Nominating Committee

In January 2003, the Board approved the establishment of the Nominating Committee, consisting of all independent directors. The primary purpose of the Nominating Committee is to develop and recommend the Board's criteria for the selection of new directors, identify individuals qualified to become Board members in accordance with such criteria and to make recommendations on such qualified candidates for appointment to the Board. As of April 30, 2004, the Nominating Committee comprises of three members, namely Dr Lee Tsao Yuan, Mr Lawrence Wee and Mr Yeo Wee Kiong. With Mrs Gracy Choo's resignation as Director, Mrs Choo also ceased to be a member of the Nominating Committee on August 31, 2003.

ITEM 6D. EMPLOYEES

The information presented below indicated the number of employees the Group employed for the years ended December 31, 2001, 2002 and 2003:

Year ended December 31,	No. of Employees

2001	1,077
2002	1,056
2003	1,025

The following table summarizes the functional distribution of the Group's full-time ("F") and part-time ("P") employees in the Company and its consolidated subsidiaries as of December 31, 2003 :

	Company		PSN		PIAU		PIPH		PIMY		PacNet Services*		Total
	F	P	F	P	F	P	F	P	F	P	F	P	F	P
Sales and Marketing	101	11	51	3	36	1	77	34	2	-	94	7	361	56
Engineering & Network Operations	47	-	31	4	18	3	20	1	-	-	-	-	116	8
Customer Service	84	12	35	5	37	-	57	-	-	-	-	-	213	17
Finance & Administrative	52	1	24	2	31	1	42	10	1	-	27	-	177	14
Information Technology	24	-	5	1	-	-	11	-	-	-	18	4	58	5

Total	308	24	146	15	122	5	207	45	3	-	139	11	925	100

* Includes employees of Safe2Travel

Only employees from the consolidated subsidiaries are included in the above information.

The Group's employees, except for that of Safe2Travel, are not covered by any collective bargaining agreements. The Group has not experienced any strikes or work stoppages by its employees.

ITEM 6E. SHARE OWNERSHIP

As at December 31, 2003, none of the Directors who held office at the end of the financial year had any interest in shares or debentures of the Company, except as follows :

Holdings in the name of the Director, Spouse or Infant Children
Pacific Internet Limited Options to purchase Ordinary Shares of $2 each (1)
Low Sin Leng	17,000
Ko Kheng Hwa(2)	42,000
Tan Tong Hai	195,000
Dr. Lee Tsao Yuan	6,000
Linda Hoon Siew Kin	13,000
Chong Phit Lian	4,000
Phua Chin Chor	4,000
Lawrence Wee Thiam Kim	8,000

(1)	These options are granted under the 1998 and 1999 share option plans of the Company, subject to continued employment. These share options, upon vesting, are exercisable within the time periods ranging from February 4, 2000 to August 17, 2008 at prices ranging from US$3.09 to US$32.48 per share.

(2)	Mr. Ko Kheng Hwa resigned from the Board on February 19, 2004. His options amounting to 42,000 shares were extended for two years from the date of his resignation.
(3)	Mr. Anthony Chia resigned from the Board on February 28, 2003. His options amounting to 12,000 shares were extended for two years from the date of his resignation.

Issuance of Share Options

As of December 31, 2003, options to subscribe for 1,829,525 ordinary shares were issued and outstanding, of which 289,000 and 408,300 were held by directors and senior management of the Company, respectively. Of these options outstanding, options to subscribe for 256,700 ordinary shares were granted under the Company's 1998 Employees' Share Option Plan and options to subscribe for 1,572,825 ordinary shares were granted under the Company's 1999 Share Option Plan. The exercise prices of these options range from US$3.09 to US$32.48. The expiration dates of the options range from February 2004 to August 2008.

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

1999 Share Option Plan (the "1999 Plan")

On November 10, 1999, the Company established the 1999 Plan. The 1999 Plan is administered by the Administrative Committee of the Board of Directors. Employees, consultants and directors of the Company are eligible to receive option grants under the 1999 Plan. All options granted under the 1999 Plan will have a term no longer than five years. The aggregate number of shares subject to outstanding options granted under the 1999 Plan will not at any time exceed such number which, together with the total number of ordinary shares issued under or subject to options under our 1998 Plan, equals 20% of the Company's then issued share capital on a fully diluted basis.

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

*On May 30, 2002, the Administrative Committee and the Compensation Committee were re-constituted and merged to form the Compensation & Administrative Committee ("CAC"). The CAC will carry out the dual functions of deciding on compensation for key employees, the Board of Directors and administering Company-wide incentive schemes such as the Company's share option plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. MAJOR SHAREHOLDERS

Major Shareholders

SembVentures and MediaCorp Investments Pte. Ltd. (formerly known as "SIM Ventures Pte Ltd") ("MediaCorp Investments") are subsidiaries of SembCorp Industries and MediaCorp Pte. Ltd. (formerly known as "Media Corporation of Singapore Pte Ltd"), respectively. Both SembVentures and MediaCorp Investments are effectively controlled by Temasek, the principal holding company of the Government of Singapore. In addition to having the ability to indirectly control the Group, Temasek also indirectly controls SingNet and Starhub - the Group's principal competitors in Singapore. The Company, SingNet and Starhub are each managed at one or more corporate levels below Temasek, and the Group is not aware of any actual conflicts arising from Temasek's interests in such companies.

As of April 30, 2004, 13,252,052 shares were outstanding. The following table sets forth the ownership of Pacific Internet's shares as of April 30, 2004, by substantial shareholders known by Pacific Internet. The information as to beneficial ownership was furnished by the respective shareholders of Pacific Internet, and except as indicated in the table below or the footnotes thereto, the shareholders named in the table have sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

As at April 30, 2004
Name and Address	Number of shares Beneficially Owned(1)	Percentage Beneficially Owned(1)
SembCorp Ventures Pte Ltd (2) 30 Hill Street #05-04, Singapore 179360	3,897,373	29.4%
MediaCorp Investments Pte. Ltd. (3) (formerly known as SIM Ventures Pte Ltd) Andrew Road Caldecott Broadcast Centre Singapore 299939	471,517	3.6%

As at December 31, 2002
Name and Address	Number of shares Beneficially Owned(4)	Percentage Beneficially Owned(4)
SembCorp Ventures Pte Ltd 30 Hill Street #05-04, Singapore 179360	5,356,960	41.8%
MediaCorp Investments Pte. Ltd. (formerly known as SIM Ventures Pte Ltd) Andrew Road Caldecott Broadcast Centre Singapore 299939	1,786,606	13.9%

As at December 31, 2001
Name and Address	Number of shares Beneficially Owned(5)	Percentage Beneficially Owned(5)
SembCorp Ventures Pte Ltd 30 Hill Street #05-04, Singapore 179360	5,356,960	41.8%
MediaCorp Investments Pte. Ltd. (formerly known as SIM Ventures Pte Ltd) Andrew Road Caldecott Broadcast Centre Singapore 299939	1,786,606	13.9%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 30, 2004 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of that person.
(2)	Temasek, the principal holding company of the government of the Republic of Singapore, owns, 50.9% of SembCorp Industries, SembCorp effectively owns 100% of SembVentures, which is Pacific Internet's 29.4% shareholder.
(3)	Temasek beneficially owns 100% of MediaCorp Investments, the 3.6% shareholder of Pacific Internet. Temasek may therefore be deemed to indirectly beneficially own the shares owned by MediaCorp Investments.
(4)	Based on an aggregate of 12,815,066 ordinary shares as at December 31, 2002.
(5)	Based on an aggregate of 12,815,066 ordinary shares as at December 31, 2001.

Pacific Internet has issued one class of securities only and all holders of these securities are entitled to the same voting rights. See "Item 10B. Memorandum and Articles of Association" for further details on the rights of shareholders.

As of April 30, 2004, according to the Company's share register, 8,883,162 of the Company's ordinary shares, representing 67% of the Company's outstanding shares, were held by a total of 63 holders of record with addresses in the US. Since certain of these ordinary shares are held through brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the holders are resident.

ITEM 7B. RELATED PARTY TRANSACTIONS

Members of the Group may from time to time enter into transactions with entities controlled by Temasek. The Company believes that its active controlling shareholder is SembCorp Industries, the holding company of SembVentures as Temasek is neither involved in the Company's management nor represented on the Company's Board of Directors. Therefore, the Company has not listed transactions entered into between any member of the Group and any Temasek controlled entities, save and except for the SembCorp group of companies, as the Company does not believe they are related party transactions for the purposes of this Item 7B disclosure. In the event that any of the aforesaid transactions is material to the Group, the Company has listed it as a "material contract" exhibit under "Item 19. Exhibits".

Management fees charged by holding companies

The Company paid an annual management fee to SembVentures and SembCorp Industries, for various management and administrative services provided. These services were provided by SembCorp Industries and SembVentures to all its strategic business units based on the application of pre-defined weightage to parameters such as profitability. For the years ended December 31, 2001, 2002 and 2003, management fees paid or payable to SembVentures and SembCorp Industries were S$nil, S$0.1 million and S$nil respectively. For the year ended December 31, 2001, such management fees of S$0.3 million were written back due to waiver of amounts provided in prior years. For the year ended December 31, 2002, management fees paid to SembCorp Industries amounted to S$0.11 million (US$0.06 million). This transaction was approved by the Audit Committee on January 29, 2003. For the year ended December 31, 2003, the annual management fee was waived.

Management fees charged to subsidiary and associated companies

The Company charged an annual management fee to all its subsidiary and associated companies, for various management and administrative services provided. These services were provided by Pacific Internet to all its strategic business units based on the percentages of time spent by management and such amount charged is equivalent to the amount that would be charged in independent transactions involving the same or similar services under comparable circumstances. For the years ended December 31, 2001, 2002 and 2003, management fees paid or payable by the subsidiary and associated companies were S$nil, S$nil and S$0.8 million respectively.

IT Services

On May 20, 2003, the Company entered into a three-year agreement with SembCorp Industries to provide managed e-mail and other optional IT-related services including firewall, VPN and WAN services (the "IT Services"). The IT Services may also be provided to strategic business units of SembCorp Industries on an opt-in basis. The fees payable to the Company for the IT Services would depend on the number of email accounts supported and the optional services that are eventually taken up at prevailing market rate/prices (including where appropriate, preferential rates and discounts) and would range from approximately S$0.45 million (US$0.26 million) to S$1.6 million (US$0.9 million). This transaction was approved by the Audit Committee on January 29, 2003.

Web Content and Management Services

On January 1, 2002, the Company entered into an agreement with PacNet Services for the provision of web content, management and other services ("Portal Services") for its homepage at www.pacific.net.sg for an initial term of one year, with an automatic renewal provision for subsequent periods of one year each. In consideration of the Portal Services provided, PacNet Services charged the Company S$0.05 million (US$0.03 million) per month, which is its prevailing market rate/prices (including where appropriate, preferential rates and discounts). This transaction was approved by the Audit Committee on February 6, 2002.

The aforesaid agreement was renewed automatically for year 2003 based on the same terms as year 2002 for the first six months of year 2003 and at a reduced rate of S$0.04 million (US$0.02 million) per month for the period from July 1, 2003 to December 31, 2003.

Transfer of Assets, Leases, Licences and Contracts to PIC

The Company entered into an asset transfer agreement on December 22, 2003 ("Asset Transfer Agreement") with PIC for the transfer of certain assets, leases, licences and contracts held by the Company to PIC. The transfer was effected on January 1, 2004 and the consideration for the transfer was S$0.65 million (US$0.38 million), which was the net book value of the assets transferred. The Asset Transfer Agreement was entered into pursuant to the transfer of the Facilities-Based Operator Licence ("FBO Licence") from the Company to PIC. The assets, leases, licences and contracts transferred were in relation to operations which require the contracting party to be a holder of a FBO Licence. This transaction was approved by the Audit Committee on December 18, 2003.

ITEM 7C. INTERESTS OF EXPERTS AND COUNSEL

N.A

ITEM 8. FINANCIAL INFORMATION

ITEM 8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18. Financial Statements".

Other Information

Legal Proceedings

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company is required under the MOU. After further negotiations, the essential terms of the MOU were formerlized in a Stipulation and Agreement of Settlement, which has been executed on behalf of the Company. The settling parties presented the settlement papers to the Court on June 14, 2004. Plaintiffs will file a brief seeking preliminary aproval and others will be allowed to file objections thereafter. There can be no assurance that the Court will approve the settlement.

The proposed settlement does not resolve the claims that the plaintiffs have against the underwriter defendants. The litigation between those parties is proceeding and is currently in the class certification stage. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. On April 23, 2004, the underwriter defendants selected five focus cases for purposes of the discovery phase. The Company was chosen as one of those focus cases. As a result, among other things, the Company will be subject to discovery obligations that non-focus case issuers will not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Dividends

In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors. Singapore law allows dividends to be paid out only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency. The Company has not declared any dividends to date. The amount of the Company's retained earnings for distribution was approximately S$25.0 million (US$14.7 million). The Group does not anticipate paying cash dividends in the foreseeable future.

ITEM 8B. SIGNIFICANT CHANGES

Except as disclosed in this Annual Report, there have been no significant changes since December 31, 2003 which is the date of the annual financial statements in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Trading Markets

The Company's outstanding shares are listed on the Nasdaq Stock Market's National Market under the symbol "PCNTF". The following table sets forth, for the periods indicated, the high and low last reported sales prices per share as furnished by the Nasdaq Stock Market's National Market.

'	Nasdaq Stock Market's National Market
	High	Low
1999 (since listing on February 5, 1999)	US$ 104.25	US$ 20.38
2000	US$ 74.88	US$ 2.19
2001	US$ 8.75	US$ 0.85
2002	US$ 3.48	US$ 1.06
2003	US$ 14.99	US$ 2.78
2002
First Quarter	US$ 3.24	US$ 2.46
Second Quarter	US$ 2.65	US$ 1.06
Third Quarter	US$ 2.40	US$ 1.06
Fourth Quarter	US$ 3.48	US$ 1.58

2003
First Quarter	US$ 7.08	US$ 2.78
Second Quarter	US$ 10.00	US$ 4.73
Third Quarter	US$ 14.99	US$ 5.91
Fourth Quarter	US$ 8.84	US$ 5.52

2003
December	US$ 8.84	US$ 5.68
2004
January	US$ 9.98	US$ 7.46
February	US$ 12.07	US$ 7.52
March	US$ 12.34	US$ 9.42
April	US$ 13.51	US$ 7.81

The last reported sale price of the share as quoted on the Nasdaq Stock Market's National Market on April 30, 2004 was US$7.83 per share.

ITEM 10. ADDITIONAL INFORMATION

ITEM 10A. SHARE CAPITAL

N.A.

ITEM 10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization and Register

Pacific Internet Limited is a company limited by shares organized under the laws of the Republic of Singapore under the Companies Act, Chapter 50 (the "Companies Act"). The company number with the Singapore Accounting & Corporate Regulatory Authority (formerly known as the "Registry of Companies and Businesses") is 199502086C.

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

Takeovers

The acquisition of shares of public companies is regulated by, inter alia, the Companies Act and the Singapore Code on Take-overs and Mergers (the "Take-over Code"). Any person (either on his own or together with parties acting in concert with him) acquiring whether by a series of transactions over a period of time or not, shares carrying 30% or more of our voting rights is obliged to extend a takeover offer for the remaining shares which carry voting rights, in accordance with the provisions of the Take-over Code. "Parties acting in concert" will be presumed to include related and associated companies, directors (including their close relatives), pension funds, discretionary funds and financial advisers (in respect of shares held by them and funds managed by them on a discretionary basis where the shareholdings of the financial adviser and any of those funds total 10% or more of the equity share capital of the acquiring party). The offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with him for shares of that class during the offer period and within six months prior to its commencement. A mandatory takeover offer is also required to be made if a person holding between 30% and 50% (both inclusive) of the voting rights (either on his own or together with parties acting in concert with him) acquires additional shares representing more than 1% of the voting rights in any six-month period.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, shareholders will be entitled to participate in any surplus assets according to their rights and interests in the Company.

Indemnity

As permitted by the Singapore law, the Articles of Association provide that, subject to the Companies Act, the directors and officers will be indemnified by the Company against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to any of their acts or omissions as our officer, director or employee. This indemnity, however, is subject to: (1) a judgment being given; (2) them being acquitted or (3) relief being granted by the court, depending on the nature of the proceedings. Directors and officers may not be indemnified by the Company for his or her liability in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to the Company.

For the period from February 14, 2004 to February 13, 2005, both dates inclusive, the Company has purchased directors' and officers' liability insurance ("D&O Insurance") against any of those liabilities, up to an amount of US$10.0 million, except where the liability arises out of, amongst others, conduct involving dishonesty or a willful breach of duty or allegations such as those in the IPO Allocation Suit (as defined under "Item 8A. Consolidated Statements and Other Financial Information - Other Information").

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

Pursuant to Nasdaq Marketplace Rule 4350(a), Pacific Internet has been granted an exemption by Nasdaq from Nasdaq Marketplace Rule 4350(g) which requires an issuer to solicit proxies and provide proxy statements for all shareholder meetings and furnish copies of such proxy solicitation to Nasdaq. Under the Companies Act, Pacific Internet is required to provide its members with the following documents for its general meetings of members: (i) Notice of the meeting which would typically set out the text of the resolutions to be passed; and (ii) where the meeting is an Annual General Meeting, a copy of the consolidated profit and loss accounts and balance-sheet (including the documents required by law to be attached thereto) which is duly audited and which is to be laid before Pacific Internet in the Annual General Meeting, accompanied by a copy of the auditor's report thereon.

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

Joint Ventures/ Strategic Alliances

Thailand

The Company and Digiway as purchasers and Wong Fan Voon and Saran Lertcharoenwongsa as sellers entered into an agreement dated January 10, 2000 (as amended by an Amendment Agreement dated March 5, 2000, and a letter from the sellers dated March 23, 2000) for the sale and purchase of 49% and 26% respectively of the then issued share capital of I.T. Star Company Limited (subsequently renamed Pacific Internet (Thailand) Limited ("IT Star")) for a collective consideration of US$1.2 million.

Synergy Net Holding Company Limited ("Synergy"), Digiway, Pacific Internet, Saran Lertcharoenwongso and Wong Fan Voon entered into a Shareholders Agreement dated March 23, 2000 in respect of Synergy's, Digiway's and Pacific Internet's participation as shareholders in IT Star. The Shareholders Agreement records, inter alia, the terms and conditions on which the shareholders would sell and purchase shares in IT Star and provide funding for IT Star and regulates their relationship with each other as shareholders in IT Star and in respect of certain aspects of the affairs of IT Star.

Pursuant to a restructuring exercise effected in December 2001, Synergy transferred its interest in Pacific Internet (Thailand) Limited ("PITH") to Digiway and Multimedia & Services Company Ltd ("MMS") respectively. As a result of such transfer, Digiway's stake in PITH increased by 15% from 26% to 41% and MMS became a shareholder of PITH holding a 10% stake.

In July 2003, MMS transferred its 10% stake in PITH to Digiway for a consideration of Baht 10 million (US$0.25 million). As a result of such transfer, Digiway's stake in PITH increased from 41% to 51%.

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

On January 6, 2003, the Company, Primeast, PII and Glade Trading Company Private Limited ("Glade Trading") entered into a Deed of Ratification And Accession Cum Amendment (as amended by a Supplementary Agreement No. 2 dated the same day) in order to: (i) make Glade Trading a party to the JVA; (ii) ratify and sanction the new proposed shareholding structure of PII; and (iii) effect the requisite amendments to the JVA.

The Philippines

Pursuant to a restructuring exercise, the Company entered into a Shareholders Agreement dated March 16, 2001 with Primeworld Ventures, Inc, Hyperlink Holdings, Inc for the purpose of re-organizing PWC, the holding company of its Philippine operations, PIPH. In conjunction with such re-organization, the Company also entered into a Shareholders Agreement dated the same date with PW Holding, Renato A. Yap and Julia Theresa S. Yap for the purpose of re-organizing PIPH.

Investment in Pacfusion Limited

Subscription Agreement and Warrant Agreement

A subscription agreement was executed between Mitsubishi Corporation ("Mitsubishi") and Pacfusion Limited on January 22, 2001 for the subscription of 5,084,746 ordinary shares of US$0.001 each by Mitsubishi in Pacfusion Limited. The consideration of US$3.0 million was paid by Mitsubishi for the issuance of the shares.

The parties also executed a warrant agreement on the same date for the issue of 5,084,746 warrants by Pacfusion Limited to Mitsubishi and the warrants were issued to Mitsubishi on January 22, 2001. Such warrants were exercisable on or before January 22, 2004. No warrants were exercised and the same lapsed on January 23, 2004.

A warrant agreement was also executed between the Company and Pacfusion Limited on January 18, 2001 for the issuance of 33,898,305 warrants by Pacfusion Limited to the Company. The warrants were issued to the Company on January 18, 2001. Such warrants were exercisable on or before January 18, 2004. No warrants were exercised and the same lapsed on January 19, 2004.

Shareholders Agreement and Supplemental Shareholders Agreement

Further to the subscription for shares by Mitsubishi and the Company in Pacfusion Limited, a shareholders agreement and supplemental shareholders agreement were executed on January 22, 2001 between Pacfusion Limited, Mitsubishi and the Company to govern the relationship between the shareholders inter se and with the Company.

Share Transfer Agreement

On January 27, 2004, the Company entered into a Share Transfer Agreement with Mitsubishi whereby Mitsubishi agreed to transfer to the Company 5,084,746 ordinary shares of US$0.001 each in Pacfusion Limited, representing 7.89% of the total issued share capital of Pacfusion Limited, for the consideration of S$0.3 million (US$0.2 million). As a result of such transfer, the Company's stake in Pacfusion Limited increased from 92.11% to 100%.

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

  A Sale and Purchase of Business Agreement dated November 11, 2002 between the Company and Reach Internet Services Pte Ltd ("Reach-SG") for the purpose of acquiring Reach-SG's retail ISP business assets in Singapore ("Sale of Business Agreement-SG"). Pursuant to the Sale of Business Agreement-SG, a Deed of Assignment was also executed on November 11, 2002 for the assignment of the relevant customers contracts by Reach-SG to the Company.

  A Sale and Purchase of Business Agreement dated November 11, 2002 between WNS, the Company and Reach Communications Services (Thailand) Limited ("Reach-TH") for the purpose of acquiring Reach-TH's retail ISP business assets in Thailand ("Sale of Business Agreement-TH"). Under the Sale of Business Agreement-TH, the Company had given a guarantee to Reach-TH equivalent to the total purchase consideration agreed to be paid by WNS to Reach-TH in connection with the said acquisition. Pursuant to the Sale of Business Agreement-TH, a Deed of Assignment was also executed on November 11, 2002 for the assignment of the relevant customers contracts by Reach-TH to WNS.

  A Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd. ("PIMY"), the Company and Reach Internet Services (MSC) Sdn Bhd ("Reach-MY") for the purpose of acquiring Reach-MY's retail ISP business assets in Malaysia ("Sale of Business Agreement-MY"). Under the Sale of Business Agreement-MY, the Company had given a guarantee to Reach-MY equivalent to the total purchase consideration agreed to be paid by PIMY to Reach-MY in connection with the said acquisition. Pursuant to the Sale of Business Agreement-MY, a Deed of Assignment was also executed on November 11, 2002 for the assignment of the relevant customers contracts by Reach-MY to PIMY.

  A Master Services Agreement dated November 11, 2002 between the Company and Reach Global Services Limited whereby the Company, on behalf of the Group had agreed to acquire a minimum amount of wholesale bandwidth services from the Reach group of companies.

Franchise Agreement

The Company and PITH entered into a Franchise Agreement dated February 7, 2002 pursuant to which PITH obtained the right to use certain intellectual property of the Company for PITH's business.

Acquisition of ISP Business of Talent Internet

An agreement was entered into on September 15, 2003 between the Company's wholly-owned subsidiary in Australia, PIAU, and Product Information Services Pty Ltd ("Talent Internet") for the purchase of Talent Internet's ISP business in Australia, including all such intellectual property rights, software, customer lists and goodwill attaching to its business, for a consideration of AU$0.25 million (US$0.2 million).

Asset Transfer Agreement

The Company entered into an asset transfer agreement on December 22, 2003 ("Asset Transfer Agreement") with PIC for the transfer of certain assets, leases, licences and contracts held by the Company to PIC. The transfer was effected on January 1, 2004 and the consideration for the transfer was S$0.65 million (US$0.38 million). The Asset Transfer Agreement was entered into pursuant to the transfer of the FBO Licence from the Company to PIC. The assets, leases, licences and contracts transferred were in relation to operations which require the contracting party to be a holder of a FBO Licence.

ITEM 10D. EXCHANGE CONTROLS

There are currently no exchange control restrictions in Singapore. For tax implications under Singapore law on the remittance of dividends to non-resident holders of the Company's securities, please see "Item 10E. Taxation - Singapore Tax Considerations" for further details.

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

Under current provisions of the Income Tax Act, Chapter 134 of Singapore, corporate profits earned in the financial year or other basis period ended 2003 are taxed at a rate of 22%. In addition, three-quarters of up to the first S$10,000 of the company's chargeable income, and on-half of up to the next S$90,000 are exempt from corporate tax. This partial exemption is not applicable to Singapore dividends received by companies.

Before January 1, 2003 (and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see - "Taxation of Dividends - New One-Tier Corporate Tax System"), the imputation system of corporate taxation applied in Singapore. Under the imputation system of taxation, the tax paid on the profits by a resident company is imputed to the shareholders when they receive the after tax profits as dividends. Thus, the shareholders receive dividends ("Franked Dividends") net of the tax paid by Pacific Internet. Franked Dividends received by either a resident or a non-resident of Singapore are not subject to withholding tax.

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

Taxation of Dividends - New One - Tier Corporate Tax System

The one-tier corporate system became effective from January 1, 2003 (subject to certain transitional tax rules). Under this system, the tax collected on corporate profits is final and dividends (One-tier Dividends) paid by a Singapore resident company will be tax exempt in the hands of a shareholder, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. One-tier Dividends received by either a resident or a non-resident of Singapore are not subject to withholding tax.

Companies may have unutilized dividend franking credits as at December 31, 2002. To enable companies to make use of the unutilized dividend franking credits as at December 31, 2002, there will be a five-year transitional period from January 1, 2003 to December 31, 2007 for such companies to remain on the imputation system for the purposes of paying Franked Dividends out of its unutilized dividend franking credits as at December 31, 2002.

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

Singapore Estate Duty

Previously, movable property of individuals not domiciled in Singapore was subject to Singapore estate duty. However, on May 3, 2002, the Minister for Finance announced in the fiscal year 2002 budget that movable property of individuals not domiciled in Singapore will be exempt from Singapore estate duty with respect to deaths occurring on or after January 1, 2002.

Singapore estate duty is imposed on the value of most immovable property situated in Singapore and on most movable property, wherever it may be situated, owned by the individuals who are domiciled in Singapore, subject to specific exemption limits. The shares of Pacific Internet are considered to be situated in Singapore as it is a company incorporated in Singapore.

Thus, a holder of such shares who is domiciled in Singapore will be subject to Singapore estate duty upon his or her death. Singapore estate duty is payable to the extent that the value of the shares (or in aggregate with any other assets, subject to Singapore estate duty) exceeds S$600,000. Unless other exemptions apply to the other assets, any such excess will be taxed at a rate of 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate of 10%.

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

As used herein, the term "U.S. holder" means a beneficial owner of shares that is (i) a United States citizen or resident, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, (iii) a partnership engaged in a trade or business within the United States, (iv) an estate the income of which is subject to United States federal income taxation regardless of its source, or (v) a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in section 7701(a)(30) of the United States Internal Revenue Code of 1986, as amended (the "Code") or has a valid election in effect under Code Section 7701(b)(4) to be treated as a U.S. person. The term "non-U.S. holder" refers to any other beneficial owner of shares.

U.S. Holders

Dividends and Other Distributions

Distributions with respect to the shares (other than certain pro rata distributions of shares) generally will be includible in the gross income of a U.S. holder as ordinary income when the dividends are received by the holder to the extent paid out of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. The dividends generally will be foreign source income and generally will be either "passive income" or "financial services income" for United States foreign tax credit purposes. Effective January 1, 2003, dividends paid by "qualified foreign corporations" (non-U.S. corporations) will be eligible for reduced tax rates ranging from 5% to 15%. Qualified foreign corporations include foreign corporations that are eligible for benefits of a comprehensive income tax treaty with the U.S. that contains an information exchange program, and foreign corporations whose stock is readily tradable on an established U.S. securities market. To the extent, if any, that the amount of any such distribution exceeds the Company's current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of the U.S. holder's tax basis in its shares to the extent thereof, and then, to the extent in excess of such tax basis, as capital gain. Dividends paid in Singapore dollars will be includible in a U.S. dollar amount based on the exchange rate in effect on the date of receipt by the holder of shares, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss recognized on a subsequent sale or conversion of the Singapore dollars for a different amount generally will be United States source ordinary income or loss. Distributions to U.S. holders of property other than cash will be the fair market value of such property on the date of distribution.

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

Passive Foreign Investment Company

The Company does not believe that it is a passive foreign investment company (a "PFIC") for United States federal income tax purposes and expects to continue its operations in such a manner that it will not become a PFIC in the future. In making the determination that it is not a PFIC, the Company is relying on its projected acquisition and capital expenditure plans for the current and future taxable years. If the Company's actual acquisition and capital expenditure plans do not follow the projected schedule, it is likely that the Company will become a PFIC. The determination of whether the Company is a PFIC is made annually and thus is subject to change. In general, the Company will be a PFIC for any taxable year if either (i) at least 75% of the Company's gross income is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. The Company will notify U.S. holders if it determines that it has become a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. holder held shares, the U.S. holder would be subject to special tax rules with respect to (a) any "excess distribution" (generally, any distributions received by the U.S. holder of the shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years, or, if shorter, the U.S. holder's holding period for the shares) by the Company to the U.S. holder and (b) any gain realized on the sale or other disposition (including a pledge) of the shares, unless the mark-to-market election discussed below is made. Under these special tax rules, (i) the excess distribution or gain would be allocated ratably over the U.S. holder's holding period for the shares, (ii) the amount allocated to the current taxable year (and any taxable year prior to the first taxable year in which the Company is a PFIC) would be treated as ordinary income, and (iii) the amount allocated to each of the other years would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such prior year.

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

If the Company were a PFIC, the Code provides that a U.S. holder could also avoid the application of the special tax and interest charges discussed above if it made an election to treat the PFIC as a "qualified electing fund" under Section 1295 of the Code. The Company, however, does not intend to comply with the requirements necessary to permit a holder to make such an election.

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

Effectively connected dividends and gains of a non-U.S. holder generally will be subject to tax in the same manner as dividends and gains received by a U.S. holder. Such dividends and gains realized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

ITEM 10I. SUBSIDIARY INFORMATION

N.A

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

The Company obtains additional financing through short-term bank borrowings. Surplus funds are placed with reputable banks. The Company also has long-term loans receivable from related companies. As of December 31, 2003, our exposure to interest rate risk was relatively low in view of the low outstanding debt obligations the Group has. Further information relating to the Company's interest rate exposure is also disclosed in "Item 18. Financial Statements".

Foreign currency exchange rate risk

The Group presently does not have a hedging policy with respect to foreign exchange transactions and has no exposure to derivative financial instruments. Most of its expenses and revenues are incurred in Singapore dollars (except for PSN, PIAU, PIPH, PITH, PIMY and PII, whose functional currency is the local currency namely Hong Kong dollars, Australian dollars, the Philippine Pesos, Thai Baht, Malaysian Ringgit and Indian Rupees, respectively), which is its functional currency. In other markets in which the Group operates, revenues are generated in the same currency in which its expenses are incurred. Any appreciation or depreciation in the foreign currency relative to the local currency, could have a material adverse effect on the Group. Any appreciation or depreciation in the currencies of markets in which the Group operates relative to Singapore dollars could have a material adverse effect on the Group. Impositions of exchange control regulations restricting the conversion of such currencies into Singapore dollars could also adversely affect the Group.

All foreign currency transactions and re-measurement of non-functional foreign currency denominated balances into local currency is included in the consolidated statement of operations as foreign exchange gain (loss). The gain or loss arising from translation of Hong Kong dollars, Australian dollars, the Philippine Pesos and Malaysian Ringgit into Singapore dollars for the purpose of consolidating results from PSN, PIAU, PIPH and PIMY was recorded as other comprehensive income (loss).

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

The Group realized a net exchange gain of approximately S$0.5 million (US$0.3 million) for the year ended December 31, 2003.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

N.A.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

N.A.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

N.A.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934, as amended, the Group's management had carried out an evaluation, with the participation of its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the Group's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), as of the end of the fiscal year ending December 31, 2003. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group's disclosure controls and procedures are effective.

There were no significant changes in the Group's internal controls or other factors that could significantly affect these disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in the Group's internal controls subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation. As a result, no corrective actions were required or undertaken.

ITEM 16. [RESERVED]

N.A.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Wong Cheong Fook David Cecil Vivian is an "audit committee financial expert" as defined under Item 16A(b) of the General Instructions to Form 20-F. Wong Cheong Fook David Cecil Vivian was appointed as a director of the Company and the Chairman of the Audit Committee on March 8, 2004.

ITEN 16B. CODE OF ETHICS

The Board of Directors of the Company had on July 31, 2003 adopted a code of ethics ("Code of Ethics") which applies to the Company's President and Chief Executive Officer, Chief Financial Officer, Managing Directors, Chief Operation Officers, Senior Vice Presidents of Finance, Finance Directors, Financial Controllers and any other persons performing similar functions.

The text of the Code of Ethics is posted on our Internet website at http://www.pacnet.com and may be found as follows:

  From our main web page, first click on "Investor Relations"
  Next click on "Corporate Info" under "Investor Relations"
  Finally, click on "Code of Ethics For Senior Executive and Financial Officers"

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services and other services rendered to PacNet by PacNet's independent principal accountants in the last two fiscal years:

(1)	Audit Fees

This category primarily consists of fees associated for the annual audit of the Company's consolidated financial statements and the statutory financial statements of the Company's subsidiaries. They also include fees for services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees

This category primarily consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of PacNet's financial statements including accounting issues research and technical assistance.

(3)	Tax fees This category primarily consist of fees billed primarily for routine corporate tax advisory services and compilation of corporate tax returns.
(4)	Others

This category primarily consist of fees advice on workers' compensation issues, audit of average number of net project employees and seminars on financial reporting requirement, GST and recent corporate tax development.

The Audit Committee ("AC") of the Company's Board of Directors had on November 7, 2003 adopted a policy ("Pre-Approval Policy") regarding pre-approval of audit and permissible non-audit services performed by the Company's independent auditors.

Under the Pre-Approval Policy, proposed services may either be (i) pre-approved by the AC without consideration of specific case-by-case services ("general pre-approval"); or (ii) require the specific pre-approval of the AC ("specific pre-approval"). The appendices to the Pre-Approval Policy set out all the audit and permissible non-audit services under the four categories, namely, "audit", "audit-related", "tax" and "other services" which have received the general pre-approval of the AC. These pre-approved services will be reviewed annually by the AC.

The AC also establishes maximum fee amounts on an annual basis for each of the pre-approved services listed in the aforesaid appendices to the Pre-Approval Policy. Any proposed services exceeding the pre-approved cost levels or budgeted amounts will require specific pre-approval by the AC. Also, any other proposed services not listed in the aforesaid appendices require specific pre-approval by the AC. In this regard, both the independent auditor and the Chief Financial Officer of the Company will submit to the AC such relevant requests or applications in connection with services which require specific pre-approval by the AC.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

N.A.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

N.A.

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors :

  Report of Independent Auditors to the Board of Directors and Shareholders of Pacific Internet Limited

  Report of Independent Public Auditors to the Stockholders and Board of Directors of PIPH

  Consolidated Balance Sheets as at December 31, 2002 and 2003

  Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2001, 2002 and 2003

  Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003

  Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2002 and 2003

  Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are part of this Annual Report:

1.1	Memorandum and Articles of Association of Pacific Internet(1)

2.1	Specimen certificate representing Pacific Internet shares(4)
4.1	1998 Employees' Share Option Plan(2)
4.2	Service to the Internet Information Exchange Centre contract no. 019 dated June 23, 1999 between World Net & Services Co., Ltd and The Communications Authority of Thailand (in Thai)(4)

4.3	Telstra Wholesale Form of Agreement dated June 28, 1999 between Pacific Internet (Australia) Pty. Limited and Telstra Corporation Limited for the provision of Telecommunication services(4)

4.4	1999 Share Option Plan(3)

4.5	Internet Roaming Service Agreement dated March 24, 2000 between Pacific Internet and iPass, Inc(4)

4.6	Amendment no. 1 dated July 25, 2000 to the Internet Roaming Service Agreement dated 24 March 2000 between Pacific Internet and iPass, Inc(4)

4.7	Licence to Provide Facilities-Based Operations dated April 1, 2000 granted by the Infocommunications Development Authority of Singapore(4)

4.8	Passenger Sales Agency Agreement dated June 1, 2000 between Safe2Travel.com Pte Ltd and IATA(4)

4.9	Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc(4)

4.10	Addendum to Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc(4)

4.11	Agreement dated August 28, 2000 for the Conveyance of Telecommunications Traffic between Pacific Internet and World Navigation (BVI) Limited(4)

4.12	High Speed International Circuit Service Lease Contract dated September 7, 2000 between The Communications Authority of Thailand and World Net & Services Co., Ltd (in Thai)(4)

4.13	Broadband Access Service Agreement dated October 9, 2000 between Pacific Internet and Singapore Telecommunications Limited(4)

4.14

Tenancy Agreement for Research Unit(s) at Singapore Science Park dated December 11, 2000 between Pacific Internet and Arcasia for premises at 83 Science Park Drive, #03-04 The Curie, Singapore 118258(4)

4.15

Republic Act No. 8992 entitled "An Act Granting the Primeworld Digital Systems, Inc. (now known as Pacific Internet Philippines, Inc.) a Franchise to Construct, Install, Establish, Operate and Maintain Telecommunications Systems Throughout The Philippines" approved by the President of the Philippines on January 5, 2001(4)

4.16	Sale of Business Agreement dated January 18, 2001 between Safe2Travel.com Pte Ltd and Trident Travels Ltd and Neptune Travel Services Pte Ltd(4)

4.17	International Services Agreement dated February 27, 2001 between Pacific Internet and Edge2net, Inc.(4)

4.18	Joint Venture Agreement dated February 28, 2001 between Pacific Internet, Pacific Internet India Private Limited and Primeast Investments Ltd(5)

4.19	Supplementary Agreement dated February 28, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd (5)

4.20

Management and Technical Assistance Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the provision by Pacific Internet to Pacific Internet India Private Limited of management, supervisory and technical expertise (4)

71
4.21

License Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the licensing to Pacific Internet India Private Limited of the right to use certain intellectual property of Pacific Internet (4)

4.22	Shareholders Agreement dated March 16, 2001 between Pacific Internet, Primeworld Ventures, Inc. and Hyperlink Holdings, Inc for the purpose of re-organizing PW Holding Corporation(4)

4.23

Shareholders Agreement dated March 16, 2001 between Pacific Internet, PW Holding Corporation, Renato A. Yap and Julia Theresa S. Yap for the purpose of re-organizing Pacific Internet Philippines, Inc. (4)

4.24	Deed of Guarantee dated March 19, 2001 between Pacific Internet and Oversea-Chinese Banking Corporation Limited ("OCBC") for credit and banking facilities granted to Safe2Travel.com Pte Ltd(5)

4.25	Payment Plan Agreement dated May 2001 between Pacific Internet and Oracle Corporation Pte Ltd(5)

4.26	Wholesale Master Service Agreement dated June 7, 2001 between Pacific Internet and Starhub Pte Ltd(5)

4.27	Electronic Banking Services Agreement dated August 31, 2001 between Pacific Internet and the Development Bank of Singapore(5)

4.28	Loan Agreement dated September 13, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd, along with Guarantee by Gurmukh Singh Thakral of even date securing the loan(5)

4.29	Accredited Partner Programme Agreement dated December 4, 2001 between Pacfusion Group Holdings Pte Ltd and WorldPay Pte Ltd for the distribution of the Click-and-Build software and payment services(5)

4.30

Franchise Agreement dated February 7, 2002 between Pacific Internet (Thailand) Limited and Pacific Internet relating to the licensing to Pacific Internet (Thailand) Limited of the right to use certain intellectual property of Pacific Internet(6)

4.31	Banker's Guarantee dated February 27, 2002 issued by United Overseas Bank Limited to Diners Club (Singapore) Pte Ltd for the benefit of Safe2Travel Pte Ltd(6)

4.32

Amending Agreement No. 9 to the Wholesale Form of Agreement dated September 10, 2002 between Pacific Internet (Australia) Pty. Limited and Telstra Corporation Limited for the provision of Telecommunication services(6)

4.33

Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet and Reach Internet Services Pte Ltd ("Reach-SG") for the purchase of Reach-SG's retail ISP business assets in Singapore(6)

4.34

Sale and Purchase of Business Agreement dated November 11, 2002 between World Net & Services Co., Ltd, Reach Communications Services (Thailand) Limited ("Reach-TH") and Pacific Internet for the purchase by World Net & Services Co., Ltd of Reach-TH's retail ISP business assets in Thailand(6)

4.35

Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd., Reach Internet Services (MSC) Sdn Bhd ("Reach-MY") and Pacific Internet for the purchase by Pacific Internet (Malaysia) Sdn. Bhd of Reach-MY's retail ISP business assets in Malaysia(6)

4.36	Master Services Agreement dated November 11, 2002 between Pacific Internet and Reach Global Services Limited for the purchase of bandwidth(6)

4.37	Master Deed of Assignment dated November 11, 2002 between Pacific Internet and Reach Internet Services Pte Ltd(6)

4.38	Master Deed of Assignment dated November 11, 2002 between World Net & Services Co., Ltd and Reach Communications Services (Thailand) Limited(6)

4.39	Master Deed of Assignment dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd. and Reach Internet Services (MSC) Sdn Bhd(6)

4.40

Deed of Ratification and Accession cum Amendment dated January 6, 2003 between Pacific Internet India Private Limited, Pacific Internet, Glade Trading Company Private Limited and Primeast Investments Ltd(6)

72
4.41	Supplementary Agreement dated January 6, 2003 between Pacific Internet and Thakral Brothers (Pte) Ltd(6)

4.42	Sale of Business Agreement dated September 15, 2003 between Pacific Internet (Australia) Pty. Limited and Product Information Services Pty Ltd*

4.43	Agreement for Closure of Sale of Business dated November 14, 2003 between Safe2Travel Pte Ltd, Trident Travels Ltd and Neptune Travel Services (Pte) Ltd*

4.44	Asset Transfer Agreement dated December 22, 2003 between Pacific Internet and Pacific Internet Corporation Pte Ltd*

4.45	Share Transfer Agreement dated January 27, 2004 between Pacific Internet and Mitsubishi Corporation*

6.1	Computation of earnings per share@

8.1	List of significant subsidiaries*

12.1	Certification by the Chief Executive Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Chief Financial Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Chief Executive Officer and Chief Financial Officer of Pacific Internet, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

14.1	Audit Committee Charter of Pacific Internet(5)

14.2	Revised Audit Committee Charter of Pacific Internet adopted on November 7, 2003*

14.3	Consent by Ernst & Young*

__________

(1)Incorporated by reference to the exhibits of the registrant's registration statement on Form F-1, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-9654).

(2)Incorporated by reference to the exhibits of the registrant's registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-10242).

(3)Incorporated by reference to the exhibits of the registrant's registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission on November 12, 1999 (Commission File No. 333-11122).

(4)Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2001 (Commission File No. 000-29938).

(5)Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2002 (Commission File No. 000-29938).

(6)Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2003 (Commission File No. 000-29938).

*    To be filed herewith
@    See "Item 18. Financial Statements - Consolidated Statements of Operations and Comprehensive Income for years ended December 31, 2001, 2002 and 2003"

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name:	Tan Tong Hai

Title:	President and Chief Executive Officer

Date:	June 18, 2004

ANNEX A

GLOSSARY OF INTERNET TERMS & SERVICES PROVIDED BY THE GROUP

A-Bone....................................................................	A regional Backbone in Asia operated by AIH in Japan.
ADSL (Asymmetric Digital Subscriber Line).......	A technology that lets you transmit data over telephone lines faster - as much as 7 million bps - in one direction than in the other.
ATM (Asynchronous Transfer Mode)..................

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

Backbone................................................................	A high-speed communications link that connects smaller, independent networks.
Band........................................................................	A range of frequencies between two defined limits.
Bandwidth................................................................

The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

bps (bits per second)...............................................	A measure of how fast data is transmitted. Often used to describe modem speed.
Broadband.................................................................	A general term for different types of high-speed, high-bandwidth connections to the Internet, including xDSL and cable.
Cache........................................................................	A special high-speed storage mechanism or a reserved section of main memory.
Capacity..................................................................	Refers to transmission.
Carrier....................................................................	A provider of communications transmission services by fiber, wire or radio.
Chat........................................................................	To talk (or type) real-time to other network users from any and all parts of the world. Chatting requires an Internet Relay Chat (IRC) program like mIRC or Microsoft Chat.
Digital......................................................................

Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DirectPaging...........................................................

Allows anyone on the Internet to send an instant numeric or text message of up to 300 characters directly from the web. Because DirectPage is offered through the Internet, others can page the subscriber from anywhere in the world without having to pay long distance charges.

DirectSMS..............................................................	Allows a subscriber to send a short message of up to 158 characters to a cellular or mobile telephone in Singapore.
Domain...................................................................	Part of the official name of a computer on the Internet - for example.
A-1
E1.............................................................................

Also known as CEPT1, the 2.048 Mbps rate used by a European CEPT carrier to transmit 30 64 kbps digital channels for voice or data calls, plus a 64 kbps signaling channel and a 64 kbps channel for framing and maintenance.

E-commerce............................................................	Electronic commerce utilizing the Internet.
Electronic mail or e-mail.......................................	An application that allows a user to send or receive messages to or from any other user with an Internet address, commonly termed an e-mail address.
EmailPaging...........................................................	Pages a subscriber upon receipt of an e-mail on the Group's network and allows the subscriber to read up to 300 characters of an e-mail, regardless of the pager service or type of pager.
EmailSMS..............................................................	Enables a subscriber to receive short e-mail text messages of up to 158 characters on a cellular or mobile telephone.
Extranet..................................................................	An Internet technology used to connect a company with its customers and business partners.
FTP (File Transfer Protocol)..................................	A protocol that allows file transfer between a host and a remote computer.
Firewall.................................................................	A computer system that connects a local network to the Internet and, for security reasons, lets only certain kinds of messages in and out.
Frame Relay.........................................................

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

Gateway.................................................................	A computer that connects one network with another, where the two networks uses different Protocols.
Global Roaming....................................................

Allows a subscriber in Singapore, Hong Kong and the Philippines to access their Internet accounts while on the road without incurring expensive long distance access charges. Subscribers have remote access to their Internet accounts from more than 2,700 locations in over 150 countries, with access charges limited to the cost of a local call.

Hit.........................................................................	An action on a website such as when a user views a page or downloads a file.
Home page...........................................................	The entry page, or main page, of a website.
Host......................................................................	A computer on the Internet.
Hub.......................................................................	A location within a network where there is an agglomeration of links and equipment through which traffic is routed to other points in the Internet.
ICP (Internet Content Provider).........................	A company that develops and provides content and information on the Internet.
Internet..................................................................	An open global network of interconnected commercial, educational and governmental computer networks that utilize a common communications protocol, TCP/IP
Internet telephony, IP telephony or VOIP (Voice-over Internet Protocol).............................	A technology which uses the Internet for the delivery of services normally associated with the telephone network, including long-distance or international real-time voice calls.
A-2
IP (Internet Protocol)...........................................

Originally developed by the U.S. Department of Defense to support inter-working of dissimilar computers across a network. This Protocol works in conjunction with TCP and its usually identified as TCP/IP.

ISDN (Integrated Services Digital Network)...............................................................	A digital network that combines voice and digital network services through a single medium, making it possible to offer subscribers digital data services as well as voice connections.
ISP (Internet Service Provider)...........................	A company that provides businesses and individuals with access to the Internet.
Interconnect..........................................................	Connection of a telecommunications device or service to the PSTN.
Internet Consulting.................................................

Desktop, server and network configuration; Intranet and Extranet design and implementation; website design; consulting on the implementation of "firewalls" and other security structures; development of "turnkey" solutions for electronic commerce and other Internet business applications. The Group provides these services in Singapore directly through a team of experienced engineers and programmers, and in Hong Kong and the Philippines through a select group of independent consultants whom the Group regards as strategic partners. The Group will continue to evaluate whether it is appropriate to establish in-house capabilities in Hong Kong and the Philippines.

Intranet.................................................................	A private version of the Internet that lets people within an organization exchange data by using popular Internet tools, such as browsers.
Kbps .....................................................................	Kilobits per second, which is a measurement of speed for digital transmission expressed in thousands of bits per second.
kilo- ........................................................................	Prefix meaning one thousand (1,000) or often, with computers, 1,024.
LAN (Local Area Network) .................................	A network designed to move data between stations within a relatively small geographic area.
Leased Line ..........................................................	Telecommunications line dedicated to a particular customer along a predetermined route.
Mbps .....................................................................	Megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.
Mega- .....................................................................	Prefix meaning one million (1,000,000).
MegaPOP ...............................................................	A central, large-scale point of presence which hosts all of the major network infrastructure.
Modem ...................................................................	A piece of equipment that connects a computer to a data transmission line (typically a telephone line).
Multiplexing ...........................................................	An electronic or optical process that combines a large number of lower speed transmission lines into one high-speed line by splitting the total available bandwidth into narrower bands (frequency division), or by allotting a common channel to several different transmitting devices, one at a time in sequence (time division).
A-3
On-line Commerce..................................................

Turnkey, low-cost solutions for the implementation of a true, database-driven Internet store that corporate customers may locate in the Group's Pacific Internet Mall, an on-line mall offering merchandise that may be purchased by placing an order through the Pacific Internet network via an on line credit card transaction. The Group has developed proprietary systems that enable it to "lease space" in the mall to businesses to advertise and sell their products and services. The Group plans to provide these services in Singapore through in-house capabilities, and in Hong Kong and the Philippines through in-house capabilities and strategic partners.

On-line services.......................................................

Commercial information services that offer a computer user access through a modem to specific menus of information, entertainment and communications data. These services are generally closed systems and many offer limited, if any, Internet access.

Page-views..............................................................	Refers to a Hit on an HTML (Hyper Text Markup Language) page (access to non-HTML documents are excluded).
Peering....................................................................	The commercial practice under which nationwide ISPs exchange each other's traffic without the payment of settlement charges.
POPs.......................................................................	Points of Presence.
Portal......................................................................	A principal entry point and gateway for surfing the Internet that provides useful web-related services and links.
Protocol...................................................................	A formal description of message formats and the rules two or more machines must follow in order to exchange such messages.
Router.....................................................................	A device that receives and transmits data packets between segments in a network or different networks.
Server.....................................................................

Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. In addition, such term means the computer on which server software runs.

SLIP (Serial Line Interface Protocol) ...................	A communications protocol that allows direct, dial-up access to the Internet over phone lines.
Switch......................................................................

A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.

T0, T1, T3...............................................................

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

TCP/IP (Transmission Control Protocol/ Internet Protocol)...................................................................	A compilation of network-level and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.
A-4
WAN (Wide Area Network)...................................	This is a network which spans a large geographic area relative to office and campus environment of LAN. WAN is characterized by having much greater transfer delays due to laws of physics.
Web caching.............................................................	High-speed storage mechanism for web content.
WebFAX..................................................................

Allows a subscriber in Singapore to send faxes to any fax machine in Singapore via the Internet using standard web browsers or mail applications. The fax recipient does not need to have a Pacific Internet or other Internet account.

Webserver................................................................	A server connected to the Internet from which Internet users can obtain information.
World Wide Web or web.........................................	A network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound.
A-5

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Pacific Internet Limited

We have audited the accompanying consolidated balance sheets of Pacific Internet Limited as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Pacific Internet Philippines, Inc., a subsidiary, which statements reflect total assets constituting 9% in 2001, and total revenues constituting 9% in 2001 of the related consolidated totals.  Those statements were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated January 15, 2002, expressed an unqualified opinion on those statements, and our opinion, insofar as it relates to 2001 data included for Pacific Internet Philippines, Inc., is solely based on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Internet Limited at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Ernst & Young
ERNST & YOUNG

Singapore
February 27, 2004

SGV & Co

Report of Independent Public Accountants The Stockholders and the Board of Directors Primeworld Digital Systems, Inc.	SyCip Gorres Velayo & Co 6760 Ayala Avenue 1226 Makati City Philippines Tel 632 891 0307 Fax 632 819 0872 www.sgv.com.ph

We have audited the accompanying balance sheets of Primeworld Digital Systems, Inc. as of December 31, 2001 and 2000, and related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Certain accounting practices used by the Company in preparing the accompanying financial statements conform with the accounting principles generally in the Philippines, but do not conform with the accounting principles generally accepted in the United States. A description of these differences and a reconciliation of net loss and stockholders' equity to the accounting principles generally accepted in the United States are set forth in Note 19 to the financial statements.

/s/ Sycip Gorres Velayo & Co
January 15, 2002

_________________________

THIS IS A COPY OF AN ACCOUNTANTS' REPORT PREVIOUSLY ISSUED BY SYCIP GORRES VELAYO & CO. THIS REPORT HAS NOT BEEN REISSUED BY SYCIP GORRES VELAYO & CO.

CONSOLIDATED BALANCE SHEETS (Singapore and U.S. Dollar Amounts in Thousands, except Share Data) ASSETS
		December 31,
		2002	2003	2003
	Note	S$	S$	US$
Current assets:
Cash and cash equivalents		$35,179	$41,905	$24,665
Short term investment	6	250	-	-
Accounts receivable, net of allowance for doubtful accounts of S$4,225 and S$3,680 (US$2,166) at December 31, 2002 and 2003, respectively		29,059	26,869	15,815
Receivables from related parties	7	5,302	4,123	2,427
Inventories		482	340	200
Prepaid expenses and other current assets	8	2,840	3,356	1,975
Loan receivable	14	111	-	-
Deferred income taxes	21	1,288	1,620	953

Total current assets		74,511	78,213	46,035

Non-current assets:
Investments in unconsolidated subsidiary and affiliates	9	2	2	1
Long term investments	10	202	35	21
Fixed assets - net	11	21,121	18,742	11,031
Intangible assets	12	1,224	805	474
Goodwill	13	26,344	28,903	17,012
Loan receivable from unconsolidated affiliates	15	4,987	5,081	2,990
Deposits and other assets		977	377	222
Deferred income taxes	21	646	582	343

Total non-current assets		55,503	54,527	32,094

Total assets		$130,014	$132,740	$78,129

See accompanying notes

CONSOLIDATED BALANCE SHEETS (Singapore and U.S. Dollar Amounts in Thousands, except Share Data) LIABILITIES AND SHAREHOLDERS’ EQUITY
		December 31,
		2002	2003	2003
	Note	S$	S$	US$
Current liabilities:
Bank borrowings	16,17	$3,236	$2,644	$1,556
Accounts payable		12,730	13,500	7,946
Payables to related parties	18	12,507	1,078	634
Accrued expenses and other liabilities	19	23,706	24,990	14,709
Deferred income	20	2,263	2,279	1,341
Current portion of capital lease obligations with unrelated parties	23	498	453	267
Income tax payable		3,186	4,154	2,445

Total current liabilities		58,126	49,098	28,898

Non-current liabilities:
Capital lease obligations with unrelated parties, less current portion	23	810	704	414
Deferred income taxes	21	2,410	1,878	1,105

Total non-current liabilities		3,220	2,582	1,519

Commitments	23

Minority interest		2,760	3,085	1,816

Shareholders' equity
Ordinary shares, S$2 par value; authorized 25,000,000 shares, issued and outstanding 12,815,066 and 13,034,691 shares at December 31, 2002 and 2003, respectively		25,631	26,069	15,344
Additional paid-in capital		92,741	95,733	56,347
Accumulated other comprehensive (loss) income		(2,226)	1,312	773
Accumulated deficit		(49,856)	(45,031)	(26,504)
Deferred compensation		(382)	(108)	(64)

Total shareholders' equity		65,908	77,975	45,896

Total liabilities and shareholders' equity		$130,014	$132,740	$78,129

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)
		December 31,
		2001	2002	2003	2003
	Note	S$	S$	S$	US$
Revenues
Dial-up access		$69,499	$58,421	$47,792	$28,129
Broadband access		17,923	41,635	66,918	39,387
Leased line access		27,482	25,818	23,276	13,700
Value-added services		9,994	13,012	15,702	9,242
Commission revenue		8,203	9,043	6,808	4,007
Other (1)		7,976	9,101	6,997	4,118

		141,077	157,030	167,493	98,583

Operating costs and expenses
Cost of sales		57,193	64,648	73,866	43,476
Selling, general and administrative expenses (2)	4	69,343	69,490	72,702	42,791
Depreciation		11,135	10,610	9,612	5,657
Amortization of goodwill and intangible assets		9,754	1,587	1,021	601
Impairment of fixed assets	11	3,332	-	-	-
Allowance for doubtful accounts receivable	24	3,756	2,639	2,079	1,224

Total operating expenses		154,513	148,974	159,280	93,749

Operating (loss) income		(13,436)	8,056	8,213	4,834

Other income (expense)
Interest income		558	414	367	216
Interest expense (3)		(809)	(705)	(251)	(148)
Gain on disposal of unquoted investment		24	-	-	-
Gain on disposal of quoted investment		-	-	69	41
Equity in loss of unconsolidated affiliates		(4,624)	(1,738)	(244)	(144)
Foreign exchange gain (loss)		1,013	(695)	549	323
Others	5	734	919	317	187

Total other (expenses) income		(3,104)	(1,805)	807	475

(Loss) income before income taxes and minority interest		(16,540)	6,251	9,020	5,309
Provision for income taxes	21	458	(4,199)	(3,650)	(2,148)

		(16,082)	2,052	5,370	3,161
Minority interest in loss (gain) of consolidated subsidiaries		1,117	838	(325)	(191)
Cumulative effect adjustment - net of tax	22	-	-	(220)	(130)

Net (loss) income		(14,965)	2,890	4,825	2,840
Other comprehensive (loss) income
Foreign currency translation		(841)	766	3,516	2,070
Unrealized (loss) gain (net of income tax of S$7 (US$4) and S$16 in 2002) in available-for-sale securities		-	(50)	22	13

Comprehensive (loss) income		($15,806)	$3,606	$8,363	$4,923

Net (loss) income per share:
Basic		($1.17)	$0.23	$0.37	$0.22

Diluted		($1.17)	$0.23	$0.36	$0.21

Weighted average number of ordinary shares outstanding:
Basic		12,815,066	12,815,066	12,985,036	12,985,036

Diluted		12,815,066	12,815,066	13,249,096	13,249,096

(1) Includes sales to:
- former intermediate parent company		63	74	172	101
- affiliated companies		541	986	590	347
(2) Includes management fee (written back from) paid and payable to: - former immediate parent company and former intermediate parent company	4,27	(250)	120	-	-
(3) Includes interest paid to affiliated company		493	429	27	16

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS (Singapore and U.S. Dollar Amounts in Thousands)
	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
Cash flows from operating activities:
Net (loss) income	$(14,965)	$2,890	$4,825	$2,840
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in loss of unconsolidated affiliates	4,624	1,738	244	144
Allowance for doubtful accounts receivable	3,756	2,639	2,079	1,224
Depreciation	11,135	10,610	9,612	5,657
Amortization of goodwill and intangible assets	9,754	1,587	1,021	601
Minority interest	(1,117)	(838)	325	191
(Credit) provision for deferred income taxes	(2,117)	473	(860)	(506)
Realized gain on disposal of unquoted investment	(24)	-	-	-
Realized gain on disposal of quoted investment	-	-	(69)	(41)
Loss (gain) on disposal of fixed assets	149	(34)	53	31
Write-off of fixed assets	434	215	26	15
Impairment of fixed assets	3,332	-	-	-
Amortization of deferred compensation	1,257	394	2,375	1,398
Cumulative effect adjustment - net of tax	-	-	220	130
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	1,827	1,200	111	65
Balances with related parties	(1,935)	(1,560)	(5,706)	(3,359)
Inventories, net	147	(318)	142	84
Prepaid expenses and other assets	81	958	87	51
Accounts payable	(4,240)	1,827	770	453
Other payables	(3,572)	(106)	552	325
Deferred income	338	(96)	16	9
Income tax payable	89	1,112	968	570

Net cash provided by operating activities	8,953	22,691	16,791	9,882

Cash flows from investing activities:
Acquisition of fixed assets	(7,992)	(5,516)	(5,735)	(3,375)
Investment in an unconsolidated subsidiary	-	-	(429)	(253)
Proceeds from divestment of unquoted investment	644	-	-	-
Proceeds from divestment of subsidiary	5,157	-	-	-
Proceeds from disposal of fixed assets	192	246	153	90
Purchase of short term investment	-	(250)	-	-
Proceeds from disposal of short term investment	-	-	250	147
Purchase of quoted equity investment	-	-	(63)	(37)
Proceeds from disposal of quoted equity investment	-	-	299	176
Purchase of intangible assets	(154)	(165)	(570)	(335)
Web development costs	(133)	-	-	-
Release of pledged fixed deposits	3,232	-	-	-
Loan to affiliates	(4,213)	(220)	(94)	(55)

Net cash (used in) investing activities	(3,267)	(5,905)	(6,189)	(3,642)

Cash flows from financing activities:
Proceeds from bank borrowings	864	947	-	-
Repayment of bank borrowings	-	(1,631)	(605)	(356)
Repayment of capital lease obligations	(907)	(780)	(840)	(494)
Repayment of loan from affiliates	-	(4,050)	(4,250)	(2,502)
Proceeds from issuance of ordinary shares	-	-	1,329	782

Net cash (used in) financing activities	(43)	(5,514)	(4,366)	(2,570)

Net increase in cash and cash equivalents	5,643	11,272	6,236	3,670

Cash and cash equivalents at beginning of year	18,305	24,001	35,179	20,706

Effect of exchange rate changes on cash and cash equivalents	53	(94)	490	289

Cash and cash equivalents at end of year	$24,001	$35,179	$41,905	$24,665

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$771	$683	$242	$142
Cash paid for income taxes	1,485	2,649	3,012	1,773

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Singapore and U.S. Dollar Amounts in Thousands, except Share Data)
	Ordinary shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Deferred compensation	Total shareholders' equity	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Deferred compensation	Total shareholders' equity
		<-------------------------------------------- Singapore $ ------------------------------------------>						<----------------------------------------------------- US $ -------------------------------------------->
Balance at January 1, 2001	12,815,066	$25,631	$91,235	$(37,781)	$(2,101)	$(3,311)	$73,673
Net loss	-	-	-	(14,965)	-	-	(14,965)
Deferred compensation relating to options	-	-	(595)	-	-	595	-
Amortization of deferred compensation	-	-	-	-	-	1,257	1,257
Gain on deemed disposal of shares of a subsidiary company	-	-	2,784	-	-	-	2,784
Foreign currency translation	-	-	-	-	(841)	-	(841)

Balance at December 31, 2001	12,815,066	25,631	93,424	(52,746)	(2,942)	(1,459)	61,908
Net income	-	-	-	2,890	-	-	2,890
Deferred compensation relating to options	-	-	(683)	-	-	683	-
Amortization of deferred compensation	-	-	-	-	-	394	394
Unrealized loss (net of income tax of S$16) in available-for-sale securities	-	-	-	-	(50)	-	(50)
Foreign currency translation	-	-	-	-	766	-	766

Balance at December 31, 2002	12,815,066	25,631	92,741	(49,856)	(2,226)	(382)	65,908	15,086	54,586	(29,344)	(1,310)	(225)	38,793
Net income	-	-	-	4,825	-	-	4,825	-	-	2,840	-	-	2,840
Issue of shares through the exercise of share options	219,625	438	891	-	-	-	1,329	258	524	-	-	-	782
Deferred compensation relating to options	-	-	2,101	-	-	(2,101)	-	-	1,237	-	-	(1,237)	-
Amortization of deferred compensation	-	-	-	-	-	2,375	2,375	-	-	-	-	1,398	1,398
Net unrealized gain (net of income tax of S$7 (US$4)) in available-for-sale securities	-	-	-	-	22	-	22	-	-	-	13	-	13
Foreign currency translation	-	-	-	-	3,516	-	3,516	-	-	-	2,070	-	2,070

Balance at December 31, 2003	13,034,691	$26,069	$95,733	$(45,031)	$1,312	$(108)	$77,975	$15,344	$56,347	$(26,504)	$773	$(64)	$45,896

See accompanying notes

Notes to the Consolidated Financial Statements
December 31, 2003
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

1.  ORGANIZATION

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

2.  BUSINESS ACQUISITIONS

Singapore

On June 9, 2000, Pacfusion.com Limited (subsequently known as Pacfusion Limited) was incorporated in Bermuda ("Pacfusion").  Pacfusion currently has an authorized share capital of 262,000,000 shares at par value of US$0.001 each and an issued and paid-up capital of US$64,406.78 divided into 64,406,780 shares of US$0.001 each.  As at December 31, 2003, the Company owned 92.1% of Pacfusion.  On April 12, 2000, Pacfusion.com (Singapore) Pte Ltd was incorporated in Singapore and subsequently changed its name to Pacfusion.com Group Holdings Pte Ltd and then to Pacfusion Group Holdings Pte Ltd ("Pacfusion Group Holdings").  Pacfusion Group Holdings' principal activities are those of investment holding and electronic commerce and portal business.  During 2000, Pacfusion.com (Malaysia) Sdn. Bhd. (subsequently known as Pacfusion (Malaysia) Sdn. Bhd.) ("PF Malaysia"), Pacfusion.com (Australia) Pty Limited ("PF Australia") and TravelFusion.com Limited ("Travelfusion") were also incorporated in Malaysia, Australia and Bermuda on April 19, 2000, May 8, 2000 and April 27, 2000, respectively.  On March 14, 2000, Pacfusion.com (Thailand) Limited ("PF Thailand") was incorporated with Pacfusion Group Holdings holding 49% of its issued share capital.  The Group also acquired a shell company and renamed it Pacfusion.com (Hong Kong) Limited ("PF Hong Kong") on March 8, 2000 for a nominal sum.

Safe2Travel.com Pte Ltd (subsequently known as Safe2Travel Pte Ltd) ("Safe2Travel") was incorporated on April 8, 2000 to acquire the travel and travel related businesses from Safe & Mansfield Travel Group Pte Ltd ("SMTG") for a purchase consideration of S$10,000.  SMTG is an established International Air Transport Association (IATA) accredited travel agency in Singapore with a focus on the corporate travel market since its formation in 1918.  In December 2000, an intercompany loan of S$9,962 granted to Safe2Travel by Travelfusion was converted into equity.  As a result, Travelfusion increased its interest in Safe2Travel from 85% to 92.5%.

During 2002, the Group conducted a restructuring exercise on its dormant subsidiaries. PF Malaysia commenced liquidation on September 28, 2002 while PF Hong Kong was deregistered with effect from December 13, 2002.

Australia

On January 19, 2000, Pacific Internet (Australia) Pty Limited ("PIA") acquired the business of Kralizec Pty Ltd ("Zeta Internet") for approximately S$1,396.  Zeta Internet is an Internet Service Provider founded in 1985 in Sydney and was one of the first ISPs to operate in the metropolitan area with the commercialization of the Australian Internet industry in 1994.

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

On September 15, 2003, PIA acquired the customer lists of Product Information Services Pty Ltd ("Talent Internet") for S$315 (US$185).

Thailand

On January 5, 2000, Pacific Digiway Limited ("Digiway"), an investment holding company, was incorporated in Thailand.  The Company subscribed to 4,900 ordinary shares of Baht 10 each, representing a 49% equity interest in Digiway.  Digiway in turn held a 26% direct equity interest in I.T. Star Company Limited. Digiway also owned 51% equity interest in PF Thailand.

In March 2000, the Company completed the acquisition of a 49% direct equity interest in I.T. Star Company Limited, which was the holding company of World Net & Services Co., Ltd. ("World Net"), an ISP based in Thailand for S$2,040.  Headquartered in Bangkok, World Net had points of presence in Ayuthaya, Chon Buri and Songkha.  Subsequently, I.T. Star Company Limited changed its name to Pacific Internet (Thailand) Limited ("PITH").

On December 19, 2001, Digiway increased its equity interest in PITH from 26% to 41%.  As a result, the Company's effective interest in PITH was increased from 61.7% to 69.1%.

In July 2003, Digiway purchased 188,176 shares of Baht 100 each, representing a 10% equity interest in PITH, from the minority shareholder.  As a result, Digiway increased its equity interest in PITH from 41% to 51%, and the Company's effective interest in PITH was increased from 69.1% to 74.0%.

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

The following presents the condensed unaudited pro-forma results of operations of the Group as though the consolidation of PIPH had occurred as of the beginning of the period:

2001 (unaudited)
(in thousands except earnings per share)	S$
Gross revenue	$145,103
Net loss	(14,965)
EPS - basic	(1.17)
EPS - diluted	(1.17)

Malaysia

Pacific Internet (Malaysia) Sdn. Bhd. ("PIM") was incorporated on March 2, 1999 and commenced operations in the second quarter of 2002.  Its principal activity is the provision of Internet access service to corporate customers.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all significant intercompany balances and transactions.  Investments in 20.0% to 50.0% owned affiliates are accounted for by the equity method.

Where the Company has an indirect ownership of more than 50.0% in its subsidiaries, it will continue to account for these investments using the equity method until it has met the criteria set out by Statement of Financial Accounting Standards ("SFAS") No. 94 - Consolidation of All Majority-Owned Subsidiaries and Emerging Issues Task Force ("EITF") 96-16 - Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

Accounting Records

The Company maintains its records and prepares its statutory financial statements in accordance with the provisions of the Singapore Companies Act and the Singapore Financial Reporting Standards ("FRS").  In previous years, the statutory financial statements of the Company were prepared in accordance with Singapore Statements of Accounting Standard ("SAS").  The transition from SAS to FRS did not result in any significant change in accounting policies.  The accounting policies have been consistently applied by the Company and are consistent with those used in the previous year.  The Company has obtained waivers from the Registrar of Companies and Businesses in Singapore from preparing, amongst others, consolidated financial statements prepared in accordance with the FRS.

The accompanying consolidated financial statements differ from the consolidated financial statements that would have been issued for statutory purposes in Singapore if the exemption was not obtained, in that they reflect certain adjustments, not recorded in the Company's books, which are appropriate to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  The principal adjustments relate to: (1) capitalization and amortization of goodwill, (2) deferred income taxes, (3) stock-based compensation, and  (4) asset retirement obligations.

All dollar amounts included in the financial statements and in the notes herein are Singapore dollars ("S$") unless designated as U.S. dollars ("US$").

Foreign Currency

The Company, subsidiaries and affiliates consider their respective local currencies as their functional currency and the Singapore dollar as their reporting currency.  Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are recognized in the Consolidated Statement of Operations when incurred.

The assets and liabilities of subsidiaries are translated into Singapore dollars ("S$") from their respective functional currencies at the exchange rate at the balance sheet date, and revenues and expenses are translated into S$ at the weighted average exchange rates for the year.  Resulting translation adjustments are recorded as a component of other comprehensive income.

The Group's share of net assets of unconsolidated subsidiary and affiliates are translated into S$ from their respective functional currencies at the exchange rate at the balance sheet date.  The Group's share of the operations of unconsolidated subsidiary and affiliates are translated into S$ from their respective functional currencies at the weighted average exchange rates for the year.  Resulting translation adjustments are recorded as a component of other comprehensive income.

The accompanying consolidated financial statement amounts expressed in US$ amounts are included solely for the convenience of the readers and have been translated at S$1.699 to US$1.00, the approximate exchange rate at December 31, 2003.  No representation is made that the S$ amounts could have been, or could be, converted into US$ amounts at that or any other rate.

Cash and Cash Equivalents

The Group includes in cash and cash equivalents all short-term, highly liquid investments that mature within three months of their acquisition date.  Cash equivalents consist principally of investments in interest-bearing demand deposit accounts with financial institutions and are stated at cost, which approximates fair value.

The Group maintains cash and cash equivalents with various financial institutions mainly in Singapore, Hong Kong, Australia, the Philippines and Malaysia.  The Group performs periodic evaluation of the relative credit standing of financial institutions that are considered in the Group's investment strategy.

Short term and long term investments

Long term and short term investments consist of equity securities and corporate debt securities.  These investments are accounted for in accordance with SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities.  The Group has classified all marketable securities as available-for-sale.  Available-for-sale securities are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in a separate component of shareholder's equity.  Realized gains and losses are included in Other income and expenses and are determined on a specific identification basis.  In the event that the carrying value of an investment exceeds its fair value and the decline in value is other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established.  Fair value for investments in public companies are determined using quoted market prices.  Fair value for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates; liquidation values; and quoted market prices of comparable companies.  In order to determine whether a decline in value is other than temporary, the Group evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition and business outlook of the company, current market conditions and future trends in the Group's industry and the Group's relative competitive position within the industry.  Other-than-temporary declines in fair value from the original cost are charged to the Consolidated Statement of Operations in the period the loss is established.

Fixed Assets and Website Development Costs

Fixed assets, including equipment under capital leases, are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Leasehold improvements	-	2 - 15 years
Computer equipment and software	-	2 - 5 years
Furniture and fixtures	-	3 - 5 years
Office equipment	-	5 years
Motor vehicles	-	5 - 6 years
Telecommunication department equipment	-	9 months

Depreciation of assets under capital lease is included in depreciation expense.

In accordance with EITF 00-2 - Accounting for Web Site Development Costs, the Group has capitalized certain website development costs.  These costs are amortized over a period of 2 years as the Group expects it will be 2 years before major revamp will occur on these web sites.  The website development costs have been fully retired in 2002, as it no longer provided economic benefit to the Group.  The resulting loss of S$87 was reflected in the Consolidated Statement of Operations in 2002.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets.  Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the Consolidated Statement of Operations.

Asset Retirement Obligations

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143 - Accounting for Asset Retirement Obligations.  In accordance with SFAS No. 143, the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset.  The liability is accreted at the end of each period through charges to operating expenses.  If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

The Group adopted SFAS No. 143 as of January 1, 2003.  The cumulative effect of the change on prior years resulted in a charge to income, net of tax of S$220 (US$130) (S$0.02 (US$0.01) per share), which is included in income for the year ended December 31, 2003.  The effect of the change on the year ended December 31, 2003 was to decrease income before the cumulative effect of accounting change by S$50 (US$29) (S$0.004 (US$0.003) per share).

Concentration of Credit Risk

The Group provides Internet access, e-commerce, and travel-related services.  The Group has thousands of individual customers primarily located in Singapore, Hong Kong, Australia, the Philippines, India, Thailand and Malaysia.  The Group performs ongoing credit evaluations of its customers' financial condition, and generally requires no collateral from its customers.  The allowance for doubtful accounts receivable is based upon the expected collectibility of outstanding accounts receivable at the balance sheet date.

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

Accounts Receivable, Loan Receivable and Other Receivables

Accounts receivable, which generally have 30-90 days terms, are recognized and carried at original invoiced amount less an allowance for any uncollectible amounts.  An estimate for doubtful debts is made when collection of the full amount is no longer probable.  Bad debts are written off as incurred.

Loan receivable is recognized and carried at cost less an allowance for any uncollectible amounts.

Services rendered but unbilled at the end of the financial year is recorded as unbilled revenue.

Allowance for Doubtful Debt

The Group maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments.  The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances.  In evaluating the collectibility of individual receivable balances, the Group considers many factors, including the age of the balance, customer's historical payment history, their current credit-worthiness and current economic trends.  As of December 31, 2002 and 2003, the Group's allowance for doubtful debts was S$4,225 and S$3,680 (US$2,166), respectively.

Intangible Assets

Identifiable intangible assets consist of the following:

  (i)  Trademarks, service marks and domain names - The Group has registered certain trademarks, service marks and domain names in the United States Patent and Trademark Office and other jurisdictions.  The Group believes the service marks and domain names are of material importance to the Group's business and are amortized on a straight-line basis generally over a period of 10 - 25 years.

  (ii)  License fee - License fee represents the cost of the license to operate as an Internet service provider ("ISP") in Singapore for a 5-year period commencing September 1995.  In April 2000, the Company was awarded a Facilities-Based Operator license for a 15-year period, commencing April 1, 2000, which was subsequently transferred to a subsidiary.  License fees are amortized on a straight-line basis over its estimated economic life of 5 years.  In 2002, a license to use the Internet messaging server software with estimated useful life of 5 years was purchased.

  (iii)  Customer contracts - Customer contracts were obtained through the acquisition of business in September 1995 and are amortized by use of the straight-line method over a period of 3 years commencing September 1995.

  (iv)  Acquired customer list - Acquired customer list represents capitalization of specific costs incurred for the purchase of customer lists from other ISPs and is amortized on a straight-line basis over a period ranging from 2-5 years.

  (v)  Acquired workforce - Acquired workforce represents capitalization of the purchase price associated with the acquisition of workforce as part of the acquisition of SMTG.  The amount capitalized is based on the expected cost to acquire such a workforce. Prior to 2002, acquired workforce was amortized on a straight line basis over a period of 5 years.  Effective January 1, 2002, in accordance with SFAS No. 141 - Business Combinations, the unamortized balance for acquired workforce, of S$620, which has been recognized as an intangible asset separate from goodwill in prior years, has been reclassified to goodwill.

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

In January 2002, the Group adopted SFAS No. 141 - Business Combinations. In accordance with SFAS No. 141, the unamortized balance for acquired workforce, of S$620, which has been recognized as an intangible asset separate from goodwill in prior years, has been reclassified to goodwill.

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

Revenue Recognition

Revenue from the provision of Internet access services and e-commerce services are recognized in the period the service is rendered in accordance with Staff Accounting Bulletin, SAB 101 and SAB 104 - Revenue Recognition in Financial Statements.  Allowance for discounts is made when the related revenue is recognized.  The corresponding cost is recognized when incurred.

The Group presently does not provide refunds to dial-up, broadband or leased line subscribers.  Registration and activation fees are payable at the time applications are processed.  Revenues generated from such fees are deferred and amortized over the estimated average life of a subscriber relationship of one year.  The fees deferred and not yet amortized are shown on the Group's balance sheet as "Deferred income".  Revenues are recorded for monthly charges (which include a certain number of "free hours") and for hours-used in excess of such "free hours".  The corresponding cost is recognized when incurred.  Free months are offered in connection with referral programs or promotional discounts.  Because these free months are usually given without a contract at the beginning of a subscription period, no revenue is recognized during the free months as the customer's continuance is not assured.  Special gifts (other than products provided free by co-advertisers) given to customers or potential customers are previously included as advertising or promotional expenses.  In 2002, the Group has adopted EITF 01-09 - Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Products.  While the Task Force did not reach a consensus on the classification of the expense associated with free products, the SEC Observer indicated that the SEC staff believes that the expense should be classified as cost of sales.  Upon transition in 2002, the Group has applied EITF 01-09 prospectively and recorded an amount of S$410 relating to free products in cost of sales.  No reclassification of prior-period financial statements was made as the amount relating to previous years cannot be separated out from sales and marketing expenses with reasonable reliability.

Revenue for pre-paid cards is recognized based on usage hours.  In the event that such usage hours cannot be determined or reasonably estimated, revenue is deferred and recognized upon expiration of the pre-paid cards.  The corresponding cost is recognized when incurred.

Commission revenues are generated from services rendered for arrangement of air travel, hotel rooms, car rental, vacation packages and cruises.  Commission revenue are recognized upon completion of the arrangement service.

Advertising revenues are derived primarily from the delivery of advertising impressions on the www.pacific.net.sg web site.  Advertising revenues are recognized based on services rendered or number of impressions shown.  The corresponding cost is recognized when incurred.

The Group enters into fixed-price, long-term contracts for the installation and commissioning of Internet and intranet systems.  Revenues from such contracts are recognized on the percentage-of-completion method as measured by the costs incurred to date as a percentage of the total contracts' estimated cost.  The corresponding cost is recognized when incurred.  Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are determined.

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
  An element has been delivered.

In November 2002, the EITF reached a consensus on Issue No. 00-21 - Revenue Arrangement with Multiple Deliverables.  Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets.  The provision of Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  On June 15, 2003, the Group adopted Issue No. 00-21 and the impact of the adoption did not have material effect on the Group's Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flows.

Advertising

Advertising costs, primarily advertisements through mass media and billboards, are expensed when incurred.  Advertising expense for the years ended December 31, 2001, 2002 and 2003 were S$5,661, S$4,823 and S$4,874 (US$2,869), respectively.

Per Share Data

Earnings per share is computed in accordance with SFAS No. 128 - Earnings per Share. Under SFAS No. 128, earnings per share is calculated using the weighted average number of Ordinary Shares outstanding during the year.  The effect of the Company's stock options were not included in the computation of diluted earnings per share for the years ended December 31, 2001 and 2002 because their inclusion would have been anti-dilutive.

	December 31,
	2001	2002	2003
Weighted average shares outstanding-basic	12,815,066	12,815,066	12,985,036
Effect of dilutive stock options	-	-	264,060

Shares used for diluted earnings per share	12,815,066	12,815,066	13,249,096

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate fair value because of the short maturity of these instruments.

The aggregate net fair value of capital lease obligations of the Company which are not carried at fair value in the Consolidated Balance Sheet is $1,248 (US$735).  The fair values of these capital lease obligations are estimated using discounted cash flow analysis, based on their effective interest rates.

The carrying amount of the bank borrowings issued pursuant to the Group's bank credit agreement approximates fair value due to its short term maturity.

Stock-Based Compensation Plans

The Group has adopted the disclosure-only provisions of SFAS No. 123 - Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 - Accounting for Stock Issued to Employees ("APB No. 25") and related interpretations in accounting for its employee stock-based compensation plans.  For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS No. 123.  The fair value of the options granted is estimated using the Black-Scholes option-pricing model.  The compensation cost is amortized over the vesting period of the options.

If the Company elected to recognize compensation costs for all plans based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, net loss and loss per common share would have been different as the pro forma amounts indicated below:

	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
Net (loss) income, as reported	(14,965)	2,890	4,825	2,840
Add: Stock-based compensation expense included in reported net income, net of related tax effects	1,257	394	2,375	1,398
Deduct: Total stock based compensation expense determined under fair value based method of all awards, net of related tax effects	(5,280)	(3,560)	(1,678)	(988)

Pro forma net (loss) income	(18,988)	(276)	5,522	3,250

Basic net (loss) income per share
As reported	(1.17)	0.23	0.37	0.22
Pro forma	(1.48)	(0.02)	0.43	0.25
Diluted net (loss) income per share
As reported	(1.17)	0.23	0.36	0.21
Pro forma	(1.48)	(0.02)	0.42	0.25

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

Fair values of options used to compute pro forma net income and net income per common share disclosures were determined using the Black-Scholes Option Pricing Model with the following assumptions:

	------------------------------------------The Company --------------------------------------------
	1998 Employee Share Option Plan	1999 (1st tranche) Share Option Plan	1999 (2nd tranche) Share Option Plan	1999 (3rd tranche) Share Option Plan	1999 (4th tranche) Share Option Plan	1999 (5th tranche) Share Option Plan
Dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	155.18%	155.18%	140.00%	140.09%	147.02%	134.90%
Risk-free interest rate (weighted average in %)	4.85%	5.84%	6.35%	4.79%	4.27%	1.85%
Expected holding period (weighted average in years)	2.94	2.94	2.77	2.94	2.94	2.76

The table below summarized the weighted average fair value and exercise price of the stock options granted during the year.

	2001	2002	2003	2003
	US$	US$	S$	US$
Weighted average grant-date fair value of stock options granted during the year:
Where exercise price is equal to market price	2.70	-	-	-
Where exercise price is higher than market price	-	-	7.80	4.59

Weighted average exercise price of stock options granted during the year:
Where exercise price is equal to market price	3.45	-	-	-
Where exercise price is higher than market price	-	-	11.22	6.60

Gain on issuance of shares by subsidiaries

At the time a subsidiary sells newly-issued shares to unrelated parties at a price in excess of its book value, the Group's net investment in that subsidiary increases.  If at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary's ability to continue in existence, the Group records the increase as part of the line item "other gains, net" in its Consolidated Statement of Operations.  Otherwise, the increase is reflected in "Gain on deemed disposal of shares in a subsidiary company" in the Group's Consolidated Statement of Shareholders' Equity.

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

4.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses comprise the following :

	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
Payroll and related staff costs	$43,919	$45,617	$49,759	$29,287
Sales and marketing expenses	6,249	5,535	5,950	3,502
Traveling expenses	912	1,337	1,272	749
Office expenses	11,788	11,676	11,632	6,846
Professional and consultancy fees	2,155	1,958	1,390	818
Others	4,320	3,367	2,699	1,589

	$69,343	$69,490	$72,702	$42,791

For the years ended December 31, 2001, 2002 and 2003, the professional and consultancy fees include management fees paid or payable to the Company's former immediate parent and intermediate parent company of S$nil, S$120, and S$nil (US$nil) respectively.  For the year ended December 31, 2001, such management fees of S$250 was written back due to waiver of amounts previously provided.  Included in professional and consultancy fees is consultancy fees paid or payable to a Director-related company of S$93, S$72 and S$58 (US$34) for the years ended December 31, 2001, 2002 and 2003, respectively.

Defined contribution costs, which are included in payroll and related staff costs, are S$3,674, S$3,665 and S$3,507 (US$2,064) for the years ended December 31, 2001, 2002 and 2003, respectively.

5.  OTHERS

Others comprise the following :

	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
(Loss) gain on disposal of fixed assets	$(149)	$34	$(53)	$(31)
Miscellaneous income	883	885	370	218

	$734	$919	$317	$187

6.  SHORT TERM INVESTMENT

The Group's short term investment, which consists of a Singapore corporate variable rate note, is considered as available-for-sale and has a debt maturity of more than 1 year and less than 5 years.  In March 2003, the Company sold the short term investment at its book value of S$250 (US$147).  As the book value of the investment approximated the market value on the date of sale, the realized gain associated with the sale was immaterial.

7.  RECEIVABLES FROM RELATED PARTIES

	December 31,
	2002	2003	2003
	S$	S$	US$
Receivable from former intermediate parent company
SembCorp Industries Ltd	$49	$46	$27

Receivable from former immediate parent company
SembCorp Ventures Pte Ltd	1,144	112	66

Receivable from unconsolidated subsidiary
Pacific Internet (Thailand) Limited	425	481	284

Receivable from affiliates
Pacific Internet India Private Limited	2,075	1,851	1,089
World Net & Services Co., Ltd.	793	731	430
Others	816	902	531

	$5,302	$4,123	$2,427

As of December 31, 2002 and 2003, the amounts receivable from related parties included amounts of S$986 and S$721 (US$424) from the sale of goods and services respectively.

As of December 31, 2002 and 2003, included in the amount receivable from SembCorp Ventures Pte Ltd are advances made to and payments made on behalf of SembCorp Ventures Pte Ltd.

The amount receivable from PITH relates to the loan to PITH and payments made by the Company on their behalf.

The amount receivable from Pacific Internet India Private Limited and World Net & Services Co., Ltd. relates to payments made by the Company on their behalf.

The amount receivable from affiliates - others mainly relates to sale of air-tickets and provision of Internet access services.

The above receivables are payable upon demand and interest-free, except for the loan to PITH, which bears interest of 2% to 7.75% (2002: 8.0%) per annum.

8.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2002	2003	2003
	S$	S$	US$
Deposits	$540	$403	$237
Prepaid expenses	1,166	1,851	1,089
Recoverable from third parties	319	151	89
Scholarship awards	21	21	12
Unbilled revenue	285	406	239
Other assets	509	524	309

	$2,840	$3,356	$1,975

9.  INVESTMENTS IN UNCONSOLIDATED SUBSIDIARY AND AFFILIATES

On January 5, 2000, Digiway, an investment holding company, was incorporated in Thailand.  The Company subscribed to a 49.0% equity interest in Digiway, which in turn held a 26.0% equity interest in PITH.  From March 2000 to December 19, 2001, the Company effectively owned 61.7% interest in PITH, comprising a 49.0% direct equity interest and 12.7% indirect interest via Digiway.  On December 19, 2001, Digiway increased its equity interest in PITH to 41.0%.  As a result, the Company's effective interest in PITH was increased to 69.1%.  In July 2003, Digiway purchased 188,176 shares of Baht 100 each, representing a 10% equity interest in PITH from the minority shareholder.  As a result, Digiway increased its equity interest in PITH from 41% to 51%, and the Company's effective interest in PITH was increased from 69.1% to 74.0%.

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

Summarized combined balance sheet and statement of operations for the unconsolidated subsidiary, PITH is presented below:

	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
Summarized Statement of Operations Information
Net Sales	$5,769	$3,192	$7,725	$4,547
Gross Profit	1,752	938	2,359	1,388
Net loss	(4,516)	(1,306)	(237)	(139)

Summarized Balance Sheet Information
Current assets	$2,443	$2,260	$3,180	$1,872
Non-current assets	2,403	1,879	1,723	1,013
Current liabilities	4,264	4,922	6,024	3,546
Non-current liabilities	21	-	-	-

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

As of December 31, 2003, the unamortized difference between the amount at which the investment in PITH was carried and the amount of the Group's underlying equity in net assets represents goodwill of S$546 (US$321).

Summarized combined balance sheet and statement of operations for the unconsolidated affiliates, namely PWC, PII and Digiway is presented below:

	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
Summarized Statement of Operations Information
Net Sales	$650	$325	$927	$546
Gross (loss)/ profit	(173)	(132)	131	77
Net loss	(3,121)	(1,728)	(828)	(487)

Summarized Balance Sheet Information
Current assets	$1,799	$968	$1,027	$604
Non-current assets	1,967	1,466	946	557
Current liabilities	15,639	15,272	15,579	9,170

10.  LONG TERM INVESTMENTS

The following table summarizes the Group's investment in securities, all of which are considered available-for-sale and long-term investments.

	December 31, 2003
	Cost	Gross Unrealized Gains	Gross Unrealized Loss	Impairment in value of investments	Carrying Value	Carrying Value
	S$	S$	S$	S$	S$	US$
Quoted equity investments	$63	$ -	$(28)	$ -	$35	$21
Unquoted equity investments	1,454	-	-	(1,454)	-	-

	$1,517	$ -	$(28)	$(1,454)	$35	$21

	December 31, 2002
	Cost	Gross Unrealized Gains	Gross Unrealized Loss	Impairment in value of investments	Carrying Value
	S$	S$	S$	S$	S$
Quoted equity investments	$252	$ -	$(50)	$ -	$202
Unquoted equity investments	1,454	-	-	(1,454)	-

	$1,706	$ -	$(50)	$(1,454)	$202

Unquoted equity investments are accounted for under the cost method.  Any impairment in the value of the investments is reported in the Consolidated Statement of Operations in the year the impairment is identified.  The impairment analysis is performed based on the specific identification method.  These investments generally consist of minority equity interests in a company in related Internet or telecommunication businesses incorporated in the United States of America.

Quoted equity investments are carried at fair value, with any unrealized gains and losses, net of applicable taxes, reported in a separate section of shareholder's equity.  Realized gains and losses are included in the statement of operations and are determined on a specific identification basis.  Other than temporary declines in market value from the original cost are charged to the Consolidated Statement of Operations in the period in which the loss occurs.  These investments consist of equity interest in a telecommunication company and a bank incorporated in the Philippines.  Proceeds from sale of available-for-sale securities in the financial year were S$299 (US$176).  The gross realized gain totaled S$69 (US$41).

11.  FIXED ASSETS - NET

Fixed assets consist of the following:

	December 31,
	2002	2003	2003
	S$	S$	US$
Computer equipment and software	$45,121	$51,044	$30,043
Furniture and fixtures	1,739	1,963	1,155
Leasehold improvements	5,976	6,243	3,675
Office equipment	4,951	5,378	3,165
Motor vehicles	532	353	208
Telecommunication equipment	1,754	1,741	1,025
Construction-in-progress	276	314	185

	60,349	67,036	39,456
Less: accumulated depreciation	(39,228)	(48,294)	(28,425)

	$21,121	$18,742	$11,031

Fixed assets that are acquired under capital leases consist of the following:

	December 31,
	2002	2003	2003
	S$	S$	US$
Computer equipment and software	$2,113	$2,110	$1,242
Leasehold improvements	51	-	-
Office equipment	278	326	192

	2,442	2,436	1,434
Less: accumulated depreciation	(737)	(903)	(531)

	$1,705	$1,533	$903

In 2001, during the course of the Company's strategic view of its telephony business, the Company assessed the recoverability of the carrying value of certain fixed assets based on undiscounted cash flows, which resulted in impairment loss of S$3,332 being recognized.  These losses reflect the amount by which the carrying values of these assets exceed their estimated future discounted cash flows.  There is no impairment loss in 2002 and 2003.

12.  INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31,
	2002	2003	2003
	S$	S$	US$
Cost
License fees	$813	$813	$479
Customer contracts	1,299	1,299	765
Trademarks, service marks and domain name	220	205	121
Acquired customer list	5,436	7,033	4,140

	7,768	9,350	5,505

Accumulated Amortization
License fees	$(575)	$(629)	$(371)
Customer contracts	(1,299)	(1,299)	(765)
Trademarks, service marks and domain name	(36)	(50)	(29)
Acquired customer list	(4,634)	(6,567)	(3,866)

	(6,544)	(8,545)	(5,031)

Net Carrying Value
License fees	$238	$184	$108
Customer contracts	-	-	-
Trademarks, service marks and domain name	184	155	92
Acquired customer list	802	466	274

	$1,224	$805	$474

The amortization expense for the year ended December 31, 2003 was S$1,021 (US$601).  The estimated amortization expense for the next five years is as follows:

For the year ending December 31	S$	US$

2004	$ 417	$ 245
2005	121	71
2006	121	71
2007	121	71
2008	7	4

13.  GOODWILL

	December 31, 2003
	2002	2003	2003
	S$	S$	US$
Goodwill	$47,939	$52,629	$30,976
Less : accumulated amortization	(21,595)	(23,726)	(13,964)

	$26,344	$28,903	$17,012

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

The Group reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No.142. The provisions of SFAS No.142 require that a two-step impairment test be performed on goodwill. In the first step, the fair value of each reporting unit is compared to its carrying value. The reporting units are consistent with the reportable segments identified in Note 28.  Fair value of the reporting units is determined using the income approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the Group performs the second step, which is determining the implied fair value of the reporting unit's goodwill, and comparing it to the carrying value of the reporting unit's goodwill.  If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.  The Group completed the annual impairment test and determined that goodwill is not impaired.

The changes in carrying amount of goodwill for the years then ended are as follows:

	December 31, 2003
	Cost	Accumulated Amortization	Carrying Amount	Carrying Amount
	S$	S$	S$	US$
Balance at January 1, 2003	$47,939	$(21,595)	$26,344	$15,506
Translation adjustment	4,690	(2,131)	2,559	1,506

Balance at December 31, 2003	$52,629	$(23,726)	$28,903	$17,012

	December 31, 2002
	Cost	Accumulated Amortization	Carrying Amount
	S$	S$	S$
Balance at January 1, 2002	$46,348	$(21,018)	$25,330
Reclassification of acquired workforce	870	(250)	620
Translation adjustment	721	(327)	394

Balance at December 31, 2002	$47,939	$(21,595)	$26,344

In accordance with SFAS No. 141 - Business Combinations, the unamortized balance for acquired workforce, which has been recognized as an intangible asset separate from goodwill, has been reclassified to goodwill effective January 1, 2002.

The following table presents the prior period's reported net income adjusted to exclude goodwill amortization.

	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
Reported net (loss) income	$(14,965)	$2,890	$4,825	$2,840
Add back: Goodwill amortization	7,993	-	-	-
Add back: Acquired workforce amortization	161	-	-	-

Adjusted net (loss) income	$(6,811)	$2,890	$4,825	$2,840

Basic earnings-per-share
Reported net (loss) income per share	$(1.17)	$0.23	$0.37	$0.22
Goodwill amortization	0.62	-	-	-
Acquired workforce amortization	0.01	-	-	-

Adjusted net (loss) income per share	$(0.54)	$0.23	$0.37	$0.22

Diluted earnings-per-share
Reported net (loss) income per share	$(1.17)	$0.23	$0.36	$0.21
Goodwill amortization	0.62	-	-	-
Acquired workforce amortization	0.01	-	-	-

Adjusted net (loss) income per share	$(0.54)	$0.23	$0.36	$0.21

14.  LOAN RECEIVABLE

Loan receivable is unsecured and bears interest at 6.50% (2002: 6.50%) per annum.  The amount is fully provided for in current year.

15.  LOAN RECEIVABLE FROM UNCONSOLIDATED AFFILIATES

Loan receivable from unconsolidated affiliates is unsecured, bears interest at 2% to 7.75% (2002: 8%) and is not expected to be repaid within one year.

16.  BANKING FACILITIES

As of December 31, 2002 and 2003, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks, of S$24,939 and S$26,070 (US$15,344) respectively.  The weighted average interest rate was 0.51% per annum.  Total unused credit facilities available to the Group as of December 31, 2002 and 2003 were S$13,689 and S$16,382 (US$9,642), respectively.  As of December 31, 2002 and 2003, PIA utilized S$74 and S$74 (US$44) of the Company's credit facilities to issue banker's guarantee in favor of a third party for the lease of premises.  As of December 31, 2002 and 2003, Pacific Supernet Limited ("PSL") utilized S$756 and S$nil of the Company's credit facilities to issue banker's guarantee in favor of a third party for the sale of bandwidth and telecommunication lines.

17.  BANK BORROWINGS

	December 31,
	2002	2003	2003
	S$	S$	US$
Secured	$493	$195	$115
Unsecured	2,743	2,449	1,441

	$3,236	$2,644	$1,556

As of December 31, 2003, bank borrowings of S$195 (US$115) were secured by leasehold improvements and motor vehicles of PIPH with net book values of S$387 (US$228) and S$50 (US$29) respectively.  The weighted average interest rate was 9.98% (2002: 15.1%) per annum.

18.  PAYABLES TO RELATED PARTIES

	December 31,
	2002	2003	2003
	S$	S$	US$
Payable to former intermediate parent company
SembCorp Industries Ltd	$2,765	$42	$24
Payable to former immediate parent company
SembCorp Ventures Pte Ltd	4,299	100	59
Payable to affiliates
STIC Investment Pte Ltd	4,250	-	-
Others	1,193	936	551

	$12,507	$1,078	$634

As of December 31, 2002 and 2003, the amount payable to related parties included amounts of S$120 and S$nil (US$nil) for the purchase of goods and service respectively.

As of December 31, 2002, the amount payable to SembCorp Ventures Pte Ltd largely relates to the sales proceeds of the Company's second offering and payments made on behalf of the Company.  As of December 31, 2003, the amount payable to SembCorp Ventures Pte Ltd largely relates to payments made on behalf of a subsidiary.  The amount payable to SembCorp Industries Ltd largely relates to payments made on behalf of the Company.

As of December 31, 2002, the amount payable to STIC Investment Pte Ltd relates to short-term borrowings, which bears interest of 6% per annum respectively, with no fixed terms of repayment.  The amount has been fully repaid in the current financial year.  Other payables above are interest-free and have no fixed terms of repayment.

19.  ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2002	2003	2003
	S$	S$	US$
Accrued payroll	$3,495	$3,890	$2,290
Accrued operating expenses	13,608	15,871	9,341
Deposits received	1,831	1,994	1,174
Other payables	4,772	3,235	1,904

	$23,706	$24,990	$14,709

20.  DEFERRED INCOME

Deferred income consists of the following:

	December 31,
	2002	2003	2003
	S$	S$	US$
Deferred registration and activation fees	$747	$305	$180
Advanced billings	1,516	1,974	1,161

	2,263	2,279	1,341

21.  INCOME TAXES

The Group accounts for income taxes using the liability method under SFAS No. 109 - Accounting for Income Taxes.  Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates when the differences are expected to reverse.

The components of deferred income taxes are as follows:

	December 31,
	2002	2003	2003
	S$	S$	US$
Deferred tax liabilities:
Fixed assets	$2,405	$1,855	$1,091
Others	5	23	14

	$2,410	$1,878	$1,105

Deferred tax assets:
Uncollectible accounts receivable	$982	$898	$529
Fixed assets	-	206	121
Net operating loss and unabsorbed capital allowances carry forward	4,888	5,275	3,105
Others	1,267	1,362	801

	7,137	7,741	4,556
Valuation allowance	(5,203)	(5,539)	(3,260)

	$1,934	$2,202	$1,296

Net deferred tax (liabilities) assets	$(476)	$324	$191

The net change in the valuation allowance for the years ended December 31, 2001, 2002, and 2003, was an increase (decrease) of S$437, S$(426) and S$336 (US$198), respectively.

As of December 31, 2001, PIPH recognized a net deferred tax asset of S$1,041, which primarily arose from net operating losses carried forward.  As of December 31, 2002 and 2003, PIPH made a valuation allowance of S$1,275 and S$1,162 (US$684) respectively on its deferred tax asset.

Under Singapore tax law, net operating losses and unabsorbed capital allowances can be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Income Tax Act.  Under both the Hong Kong and Australian tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Inland Revenue Ordinance and Income Tax Assessment Act, respectively.  Under the Philippines tax law, net operating losses can be carried forward to offset future taxable income from the entity that originally generated the loss for the three consecutive taxable years immediately following the year of loss, subject to the provision of the National Inland Revenue Code 1997 of the Philippines. Under Malaysia tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Malaysia Income Tax Act.

	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
Pre-tax (loss) income
Singapore	$(6,272)	$8,091	$7,864	$4,629
Foreign :
Australia	(3,858)	(540)	167	98
Hong Kong	423	1,239	681	401
The Philippines	(2,313)	(719)	643	379
Thailand	(2,977)	(892)	157	92
India	(1,543)	(846)	(401)	(236)
Malaysia	-	(82)	(91)	(54)

	$(16,540)	$6,251	$9,020	$5,309

Income tax credit (expense) consists of the following:
Current:
Singapore	$(1,530)	$(3,650)	$(4,262)	$(2,509)
Foreign	(65)	(76)	(106)	(62)

	(1,595)	(3,726)	(4,368)	(2,571)

Deferred:
Singapore	$1,090	$569	$718	$423
Foreign	963	(1,042)	-	-

	$2,053	$(473)	$718	$423

	$458	$(4,199)	$(3,650)	$(2,148)

The reconciliation of tax computed by applying the statutory income tax rate to pre-tax income is:

	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
Tax at Singapore Statutory rate of 22.0% (2002: 22.0%, 2001: 24.5%)	$4,052	$(1,375)	$(1,984)	$(1,168)
Foreign tax rate differences	404	249	(32)	(19)
Net operating losses and temporary differences not recognized	(437)	(416)	(103)	(61)
Utilization of operating losses brought forward which were previously not recognized	-	562	266	157
Expenses not deductible for tax purposes	(3,462)	(1,507)	(1,099)	(647)
Changes in valuation allowances	-	(1,360)	178	105
Changes in enacted tax rates	-	(300)	-	-
Underprovision of tax in prior years	-	-	(952)	(560)
Others	(99)	(52)	76	45

	$458	$(4,199)	$(3,650)	$(2,148)

The underprovision of tax in prior years of S$952 (US$560) arose from expenses deducted in computing tax in prior years for which the tax authority of Singapore has taken the position in the current financial year that these expenses are not deductible.

22.  CUMULATIVE EFFECT ADJUSTMENT - NET OF TAX

Effective January 1, 2003, the Group adopted the method of accounting for asset retirement obligations in accordance with SFAS No. 143 - Accounting for Asset Retirement Obligations.  The charge for the cumulative effect up to December 31, 2002 recognized by the Group was $220 (US$130).  Further details on Accounting for Asset Retirement Obligation can be found in Note 25.

23.  LEASES AND COMMITMENTS

Leases

	December 31,
	2002	2003	2003
	S$	S$	US$
Current portion of capital lease obligations with unrelated parties	$498	$453	$267
Non-current portion of capital lease obligations with unrelated parties	810	704	414

	$1,308	$1,157	$681

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

Future minimum lease payments for capital leases and operating leases with initial or remaining terms of one year or more are as follows as of December 31, 2003.

	Capital Leases		Operating Leases
Year Ended December 31:	S$	US$	S$	US$
2004	$517	$304	$7,576	$4,459
2005	437	257	2,522	1,484
2006	225	133	914	538
2007	89	52	148	87
2008	-	-	25	15

Total minimum lease payments	1,268	746	$11,185	$6,583
Less amount representing interest	(111)	(65)

Present value of net minimum lease payments	1,157	681
Less non-current portion	(704)	(414)

Current portion of capital lease obligation	$453	$267

Supply contracts for satellite bandwidth of S$3,894 (US$2,244), of which S$3,188 (US$1,876) is payable within one year from December 31, 2003 and S$706 (US$368) is payable within one year from December 31, 2004 were included in operating leases.

Rental payments under operating leases are expensed on a straight line basis over the periods of the respective lease.  Office and equipment rental expense for operating leases, excluding international leased lines, for the years ended December 31, 2001, 2002 and 2003 was S$5,676, S$5,155 and S$4,968 (US$2,925), respectively.  Rental expense for other operating leases, excluding office and equipment rental expenses and international leased lines, for the years ended December 31, 2001, 2002 and 2003 was S$9,760, S$14,539 and S$19,830 (US$11,672).  Expenses for international leased lines for the years ended December 31, 2001, 2002 and 2003 was S$21,172, S$19,121 and S$10,573 (US$6,223), respectively.

Commitments

A subsidiary company has committed to IDA that it will spend S$800 (US$471) over a period of two years, largely on capital equipment and infrastructure.

On November 11, 2002, PIL, PIM and World Net acquired certain retail ISP business assets and customer lists of Reach Internet Services Pte Ltd, Reach Internet Services (MSC) Sdn. Bhd. and Reach Communications Services (Thailand) Limited, respectively.  The purchase consideration was based on 25% of the actual revenues collected from customers acquired for the period of 12 months from November 11, 2002.  In addition, the Group commits to purchase 720 mbps of bandwidth in aggregate from the Reach group of companies over a two-year period commencing from November 11, 2002.

24.  VALUATION AND QUALIFYING ACCOUNTS

		------Additions------
	Balance at Beginning of Period	Charged to Costs and Expenses	Due to Acquisition (Disposal) of Subsidiary	Deductions Write-offs	Balance at End of Period
	S$	S$	S$	S$	S$
Allowance for doubtful accounts receivable
Year ended December 31, 2001	2,655	3,756	892	(3,820)	3,483
Year ended December 31, 2002	3,483	2,639	-	(1,897)	4,225
Year ended December 31, 2003	4,225	2,079	-	(2,624)	3,680

25.  ASSET RETIREMENT OBLIGATION

Effective January 1, 2003, the Group adopted the method of accounting for asset retirement obligations in accordance with SFAS No. 143 - Accounting for Asset Retirement Obligations.  Previously, the Group had not been recognizing amounts related to asset retirement obligations.  Under the new accounting method, the Group now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  A reliable estimate of the market premium risk cannot be made, as these information are not readily available; as such this has been excluded in the computation of the estimate of the fair value of the asset retirement obligations.

The proforma effects of the application of SFAS No. 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003) are presented below:

	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
Pro forma amounts assuming the accounting change is applied retroactively net-of-tax:
Net income	$(15,042)	$2,803	$5,045	$2,969
EPS - basic	(1.17)	0.22	0.39	0.23
EPS - diluted	(1.17)	0.22	0.38	0.22

The Group leases various operating facilities in Asia and has renovated the premises as well as installed various fixtures in the premises.  According to the lease contract, the Group is legally required to restore the premises back to its original condition at the end of the lease.  The Group recognized the fair value of liabilities for asset retirement obligation and capitalized that cost as part of the cost basis of leasehold improvements and depreciates it on a straight line bases over 2 - 5 years.  The following table describes all changes to the Group's asset retirement obligation liability, recorded as part of accrued operating expenses:

	December 31,
	2003	2003
	S$	US$
Balance at beginning of year	$ -	$ -
Liabilities incurred in transition	327	192
Liabilities settled	(11)	(6)
Accretion expense	16	9

Balance at end of year	$332	$195

The pro forma asset retirement obligation liability balances as if SFAS No. 143 had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows:

	December 31,
	2002	2003	2003
	S$	S$	US$
Pro forma amounts of liability for asset retirement obligation at beginning of year:	$301	$327	$192
Pro forma amounts of liability for asset retirement obligation at end of year:	$327	$332	$195

26.  Declaration of Dividends

In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors.  Singapore law allows dividends to be paid only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore.  As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency.  The Company has not declared any dividends to date.  The amount of the Company's retained earnings available for distribution was approximately S$25,000 (US$14,715).  The Group does not anticipate paying cash dividends in the foreseeable future.

27.  Related Party Transactions

Prior to May 1999, the Company was a 74.99% owned subsidiary of SembCorp Ventures Pte Ltd (formerly known as Sembawang Ventures Pte Ltd).  The Company's intermediate parent companies at that point in time were Sembawang Corporation Ltd and SembCorp Industries Ltd.

In May 1999, the parent company, SembCorp Ventures Pte Ltd, diluted their shareholdings from 54.6% to 41.8%.  Since then, SembCorp Ventures Pte Ltd and SembCorp Industries Ltd are considered as the former immediate parent company and former intermediate parent company, respectively.  During the year ended December 31, 2003, SembCorp Ventures Pte Ltd further diluted their shareholdings in the Company from 41.8% to 30.8%.

The Company paid an annual management fee to its former immediate parent company and former intermediate parent company for various management and administrative services provided.  These services were provided by its former immediate parent company and former intermediate parent company to all its strategic business units based on the application of pre-defined weightage to parameters such as profitability.  For the years ended December 31, 2001, 2002 and 2003, management fees paid or payable to the Company's former immediate parent company and former intermediate parent company was S$nil, $120 and S$nil (US$nil), respectively.  For the year ended December 31, 2001, such management fees of S$250 was written back due to waiver of amounts previously provided.

On September 2000, the Company sold its 15% equity interest in 1-Net Singapore Pte Ltd for S$1,943 to MediaCorp Interactive Pte Ltd ("MediaCorp Interactive").  At the time of the aforementioned sale, one of the Directors of the Company also held a directorship on the board of directors of MediaCorp Interactive and Media Corporation of Singapore Pte Ltd ("MCS").  MCS owns a 13.9% stake in the Company through its wholly-owned subsidiary SIM Ventures Pte Ltd (subsequently known as MediaCorp Investments Pte. Ltd.).  MediaCorp Interactive is a wholly-owned subsidiary of MCS.  During the year ended December 31, 2003, SIM Ventures Pte Ltd (subsequently known as MediaCorp Investments Pte. Ltd.) disposed part of their shareholdings in the Company, thus diluting their shareholdings to 7.11%.

On June 20, 2000, the Company through its subsidiary Safe2Travel, acquired the travel and travel-related businesses of SMTG (the "SMTG Acquisition") for S$10,000.  At the time of the SMTG Acquisition, the Company indirectly owned 85% of the issued share capital of Safe2Travel.  SMTG was a 75%-owned subsidiary of SembCorp Industries Ltd at the time of the SMTG Acquisition.  SembCorp Industries Ltd through its wholly-owned subsidiaries, SembVentures, also held 30.8% of the issued share capital of the Company.  Pursuant to the terms and conditions of the SMTG Acquisition, Safe2Travel had agreed to extend a loan of S$5,000 to SMTG.  The loan from Safe2Travel to SMTG is interest-free and has no fixed term of repayment.  This loan was fully repaid in 2002.

For the years ended December 31, 2001, 2002 and 2003, the Company provided Internet Access and related services amounting to S$59, S$69 and S$172 (US$101) respectively, to its former intermediate parent company.

For the years ended December 31, 2001, 2002 and 2003, Safe2Travel provided travel-related services amounting to S$171, S$191 and S$155 (US$91) respectively, to the Group's former intermediate parent company and other affiliated companies.

For the years ended December 31, 2001, 2002 and 2003, consultancy fees paid or payable by Safe2Travel amounted to S$93, S$72 and S$58 (US$34) respectively, to a Director-related company.

For the period May 2002 to September 2002, Pacfusion Group Holdings provided IT consultancy services amounting to S$75 to the Group's former intermediate parent company.

28.    SEGMENT REPORTING

In accordance with SFAS No. 131 - Disclosures about Segments of an Enterprise and Related Information, certain information should be disclosed based on the financial information management analyzes for making operating decisions and assessing performance.  The Group operates in three reportable segments as each of these segments offer different products and services:

  Internet Access and Internet Services
  e-Commerce Services
  Travel-related Services

Internet Access and Internet Services ("Access").  This segment includes all Internet access services such as dial-up, leased lines, broadband, value added services and all other Internet access-related services.

e-Commerce Services ("e-Commerce").  This segment includes e-commerce services, website content and community related services as well as application development services.

Travel-Related Services ("Travel").  This segment includes services provided by a "brick-and-mortar" travel agent, such as air ticketing, tours, hotels and other travel-related services.

December 31, 2001	Access	e-commerce	Travel	Reconciling items	Consolidated
	S$	S$	S$	S$	S$
Revenue
Unaffiliated customers	$130,547	$2,327	$8,203	$ -	$141,077
Intersegment	-	-	190	(190)	-

Total revenues	130,547	2,327	8,393	(190)	141,077
Depreciation & amortization	(18,570)	(987)	(1,332)	-	(20,889)
Other operating expenses	(120,249)	(6,112)	(7,453)	190	(133,624)
Interest income	469	55	34	-	558
Interest expense	(758)	(22)	(29)	-	(809)
Equity in loss of unconsolidated affiliates	(4,455)	(169)	-	-	(4,624)
Other non-operating income	1,319	269	183	-	1,771
Income tax expenses	723	-	(265)	-	458
Minority interest	682	363	72	-	1,117

Segment P&L	$(10,292)	$(4,276)	$(397)	$ -	$(14,965)

Total assets	$96,806	$6,067	$30,218	$ -	$133,091

December 31, 2002	Access	e-commerce	Travel	Reconciling items	Consolidated
	S$	S$	S$	S$	S$
Revenue
Unaffiliated customers	$146,495	$1,492	$9,043	$ -	$157,030
Intersegment	-	-	18	(18)	-

Total revenues	146,495	1,492	9,061	(18)	157,030
Depreciation & amortization	(11,111)	(781)	(305)	-	(12,197)
Other operating expenses	(126,016)	(3,452)	(7,327)	18	(136,777)
Interest income	372	11	31	-	414
Interest expense	(705)	-	-	-	(705)
Equity in (loss) profit of unconsolidated affiliates	(1,746)	8	-	-	(1,738)
Other non-operating income (expenses)	127	(18)	115	-	224
Income tax expenses	(3,885)	(3)	(311)	-	(4,199)
Minority interest	855	77	(94)	-	838

Segment P&L	$4,386	$(2,666)	$1,170	$ -	$2,890

Total assets	$99,408	$1,184	$29,422	$ -	$130,014

December 31, 2003	Access	e-commerce	Travel	Reconciling items	Consolidated
	S$	S$	S$	S$	S$
Revenue
Unaffiliated customers	$158,970	$1,715	$6,808	$ -	$167,493
Intersegment	-	-	11	(11)	-

Total revenues	158,970	1,715	6,819	(11)	167,493

Depreciation & amortization	(9,967)	(442)	(224)	-	(10,633)
Other operating expenses	(140,753)	(2,162)	(5,743)	11	(148,647)
Interest income	316	2	49	-	367
Interest expense	(251)	-	-	-	(251)
Equity in (loss) profit of unconsolidated affiliates	(460)	216	-	-	(244)
Other non-operating income	602	55	278	-	935
Income tax expenses	(3,396)	-	(254)	-	(3,650)
Minority interest	(244)	(15)	(66)	-	(325)
Cumulative effect adjustment	(167)	(14)	(39)	-	(220)

Segment P&L	$4,650	$(645)	$820	$ -	$4,825

Total assets	$100,169	$5,047	$27,524	$ -	$132,740

Intersegment sales and transfers were accounted as if the sales or transfers were to third parties, that is, at current market prices.

	December 31,
	2001	2002	2003	2003
	S$	S$	S$	US$
Geographical area
Net revenues :
Singapore :
Unaffiliated customers	$81,719	$88,048	$87,979	$51,783
Intercompany	3,412	3,816	1,386	816
Hong Kong :
Unaffiliated customers	28,820	33,042	34,012	20,019
Intercompany	-	-	59	35
Australia :
Unaffiliated customers	17,561	21,493	31,921	18,788
Intercompany	-	-	-	-
Philippines :
Unaffiliated customers	12,977	14,219	12,649	7,445
Intercompany	749	529	102	60
Malaysia :
Unaffiliated customers	-	228	932	548
Intercompany	-	-	-	-

	145,238	161,375	169,040	99,494
Elimination	(4,161)	(4,345)	(1,547)	(911)

	$141,077	$157,030	$167,493	$98,583

Long-lived Assets
Singapore	$21,405	$17,895	$16,260	$9,570
Hong Kong	12,312	11,620	11,658	6,862
Australia	15,337	14,904	17,457	10,275
Philippines	5,449	4,200	2,904	1,709
Malaysia	-	70	171	101

	$54,503	$48,689	$48,450	$28,517

Long-lived assets include fixed assets, intangible assets and goodwill.

29.  LICENSES

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

30.  COMMON STOCK

The Company completed its first and second offerings (collectively known as the "offerings") of common stock on February 5, 1999 and May 20, 1999, respectively.  The Company sold an aggregate of 2,500,000 shares in the offerings and received net proceeds after offerings expenses amounting to approximately S$76,300.

31.  STOCK OPTION PLAN

The Group has three fixed stock option plans under which it may grant options to certain employees, directors, officers and consultants of the Group to subscribe for shares within the Group.

The 1998 Employees' Share Option Plan was established by the Company in November 1998 and became effective upon the Company's initial public offering.  Options to purchase up to 1,500,000 shares were granted, of which 1,498,500 were accepted, at an exercise price equal to the initial public offering price of US$17.00 per share and no amounts applicable thereto are reflected in the Consolidated Statement of Operations.

In November 1999, the Company established the 1999 Share Option Plan.  As of December 31, 2003, a total of five tranches were granted under the aforesaid plan, namely, on November 10, 1999, April 25, 2000, January 10, 2001, April 10, 2001 and August 18, 2003 respectively.  The exercise price is the average of the officially quoted closing price of the Company's shares on the NASDAQ's National Market System for the five trading days immediately preceding the date of grant, which was determined to be US$32.48, US$25.60, US$3.60, US$3.09 and S$11.22 (US$6.60) per share for the respective five tranches.  As of December 31, 2003, options to subscribe for an aggregate of 2,999,000 shares have been granted under this plan, of which 2,768,050 were accepted.

As at December 31, 2003, options to subscribe for 391,125 shares under the 1998 Employees' Share Option Plan and 1999 Share Option Plan have been exercised by employees.  An aggregate of 1,829,525 stock options remains outstanding as of the aforesaid date.

The vesting schedule for 1998, 1999 (1st, 2nd, 3rd and 4th tranche) is as follows:

(i)	25% of the Options will vest and become exercisable on the first anniversary of the date of grant;
(ii)	an additional 25% of the Options will vest and become exercisable on the second anniversary of the date of grant; and
(iii)	the remaining 50% of the Options will vest and become exercisable on the third anniversary of the date of grant.

The vesting schedule for 1999 (5th tranche) is as follows:

(i)	33% of the Options will vest and become exercisable on the first anniversary of the date of grant;
(ii)	an additional 33% of the Options will vest and become exercisable on the second anniversary of the date of grant; and
(iii)	the remaining 34% of the Options will vest and become exercisable on the third anniversary of the date of grant.

In August 2000, Pacfusion established the 2000 Equity Incentive Plan. Options to subscribe for up to 4,767,600 shares were granted, of which 4,457,800 were accepted, at an exercise price of US$0.59 per share. The vesting schedule is as follows:

(i)	25% of the options shall vest on the earlier of the date which is five years after the grant date and the first date upon which the shares of Pacfusion are listed or approved for listing (the earlier of such dates being the 'Initial Vesting Date') of Pacfusion's shares;
(ii)	an additional 25% of the options shall vest on the first anniversary of the Initial Vesting Date; and
(iii)	the remaining 50% of the options shall vest on the second anniversary of the Initial Vesting Date.

Presented below is a summary of the Group's stock option activity:

	Shares	Exercise Price Range	Weighted-Average Exercise Price
Balance, January 1, 2001	1,523,800	US$17.00 - $32.48	US$23.45
Granted and Accepted	1,042,750	US$3.09-$3.60	US$3.45
Exercised	-	-	-
Forfeited / Cancelled / Expired	(870,425)	US$3.09 - $32.48	US$16.91

Balance, December 31, 2001	1,696,125	US$3.09 - $32.48	US$14.51
Exercised	-	-	-
Forfeited / Cancelled / Expired	(234,350)	US$3.09 - $32.48	US$9.04

Balance, December 31, 2002	1,461,775	US$3.09 - $32.48	US$15.38
Granted and Accepted	707,800	S$11.22	S$11.22
Exercised	(219,625)	US$3.09-$3.60	US$3.48
Forfeited / Cancelled / Expired	(120,425)	US$3.09 - $32.48	US$13.39

Balance, December 31, 2003	1,829,525	US$3.09 - $32.48	US$13.47

Presented below is a summary of the Group's outstanding stock options as of December 31, 2003:

	<------------ Options outstanding ------------->			<--- Options exercisable --->
Range of Exercise Prices	Number Outstanding at Dec 31, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at Dec 31, 2003	Weighted-Average Exercise Price
US$17.00	256,700	0.08	US$17.00	256,700	US$17.00
US$32.48	320,600	0.89	US$32.48	320,600	US$32.48
US$25.60	159,650	1.26	US$25.60	159,650	US$25.60
US$3.09 - $3.60	397,775	2.16	US$3.34	119,233	US$3.27
S$11.22	694,800	4.67	S$11.22	-	S$11.22

	1,829,525			856,183

The Group has elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees under its stock-based compensation plans.  Accordingly, the difference between the option exercise price and the quoted market price or unquoted valuation price of the Group's shares on grant date is recognized as compensation cost over the options' vesting period.  Such compensation cost recognized by the Group in 2001, 2002 and 2003 relating to both the 1999 Share Option Plan and 2000 Equity Incentive Plan was S$1,166, S$427 and S$2,192 (US$1,290).

During the year ended December 31, 2003, two members resigned from the Board of Directors of the Company.  For one of the Directors, in accordance with the terms of the relevant share option plans and his share option agreements, the Compensation & Administrative Committee passed the resolution on May 29, 2003 extending the exercise periods of his unexercised share options for a period of 24 months from his resignation date.  Subsequent to financial year end, one member resigned from the Board of Directors of the Company.  In accordance with the terms of the relevant share option plans and his share option agreements, the Compensation & Administrative Committee passed a resolution on February 19, 2004 extending the exercise periods of his unexercised share options for a period of 24 months from his resignation date.

The Group has accounted for this modification in accordance with FIN 44 - Accounting for Certain Transactions Involving Stock Compensation.  Under FIN 44, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date based on intrinsic value method is recognized.

In 2001, 48,000 options were granted to non-employees of which 43,000 were accepted.  There were no options granted to non-employees in 2002.  In accordance with SFAS No. 123's fair value method, for the year ended December 31, 2001, compensation costs of S$91 was recognized and compensation cost of S$31 was written back for the year ended December 31, 2002.  In 2003, 56,000 options were granted to non-employees of which all were accepted.  For the year ended December 31, 2003, compensation cost of S$183 (US$108) was recognized.  Fair value was computed using the Black-Scholes Option Pricing Model.

The total stock-based compensation cost recognized by the Group for the years ended December 31, 2001, 2002 and 2003 were S$1,257, S$394 and S$2,375 (US$1,398), respectively.

Stock option awards granted after January 18, 2001 are variable accounted for in accordance with EITF 00-23 - Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31.  The total compensation expense recognized in 2001, 2002 and 2003 in relation to these outstanding options are S$nil, S$nil and S$2,129 (US$1,253).

32.  LEGAL PROCEEDINGS

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company is required under the MOU. There can be no assurance that the MOU will result in a formal settlement or that the Court will approve the settlement that the MOU sets forth.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the MOU does not result in a formal settlement approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

33.  GUARANTEES

As of December 31, 2003, the Company has issued the following guarantees to third parties on behalf of its subsidiaries and believes that the risk involved is minimal.

(i)	A corporate guarantee of S$8,300 (US$4,885) (2002: S$8,300) to a bank in respect of banking facilities extended to Safe2Travel amounting to S$8,000 (US$4,709) (2002: S$8,000) of which S$2,250 (US$1,324) (2002: S$4,224) has been utilized.
(ii)	A corporate guarantee of S$1,320 (US$777) to a bank in respect of banking facilities extended to PSL amounting to S$1,320 (US$777) of which S$660 (US$388) has been utilized.
(iii)	Unconditional and irrevocable guarantees to Reach Internet Services (MSC) Sdn. Bhd. and Reach Communications Services (Thailand) Limited to pay the purchase consideration in the event PIM or World Net fails to pay the respective purchase consideration in relation to the acquisitions, the details thereof as set out in "Note 23 - Leases and Commitments". The purchase consideration is based on a percentage of actual revenues collected from the customers.
(iv)	A continuing guarantee of S$395 (US$232) (2002: S$395) in favor of a third party for lease facility up to S$502 (US$295) (2002: S$502) extended to PSL in connection with the lease of Internet equipment.

34.  SUBSEQUENT EVENTS

(i)	In January 2004, the Company acquired 5,084,746 ordinary shares of US$0.001 each, representing a 7.89% equity interest in Pacfusion, from the minority shareholder. As a result, the Company increased its equity interest in Pacfusion from 92.11% to 100%.
(ii)	On February 11, 2004, PF Australia was deregistered.
(iii)	Pursuant to the resolution passed by the Compensation & Administrative Committee ("CAC") on February 19, 2004, one former Director was authorized to exercise his options in full (including in respect of unvested shares) under the option agreements signed with the Company dated November 10, 1999, April 25, 2000, January 10, 2001 and August 18, 2003 in respect of some or all of the shares at any time prior to or on February 19, 2006, with effect from February 19, 2004.

35.  RECENT ACCOUNTING PRONOUNCEMENTS

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN 46 - Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the entity investors lack an essential characteristic of a controlling financial interest.  In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE.  VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations.  However, the Revised Interpretations must be applied no later than March 15, 2004.  VIEs created after January 1, 2004 must be accounted for under the Revised Interpretations.  Special Purpose Entities ("SPEs") created prior to February 1, 2003 may be accounted for under the original or revised interpretation's provisions no later than December 15, 2003.  Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than March 15, 2004.  The Group has not entered into any material arrangements with VIEs created after January 31, 2003.  The Group is currently evaluating the effect that the adoption of FIN 46 for VIEs created prior to February 1, 2003 will have on its results of operations and financial condition.

36.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current year's presentation.