Form 20-F
PACIFIC INTERNET LTD
filed 2005-06-27
CIK 1074245

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-29938

Pacific Internet Limited

(Company Registration No. 199502086C) (Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park
Singapore 118261
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Exchange on Which Registered
Ordinary shares of par value S$2.00 per share	Nasdaq Stock Market’s National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class	Number Outstanding as of December 31, 2004
Ordinary shares	13,294,178

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	No
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	Item 18

CERTAIN DEFINITIONS AND CONVENTIONS

In this Annual Report, unless the context otherwise requires, all references to:

(i)	"the Company" or "Pacific Internet" is to Pacific Internet Limited, a company incorporated in Singapore;
(ii)	the "Group" and "PacNet" are to Pacific Internet and its subsidiaries and associated companies, including Pacific Internet (Hong Kong) Ltd (previously known as Pacific Supernet Ltd1) ("PIHK"), Pacific Internet (Australia) Pty Limited ("PIAU"), Pacific Internet Services Pte. Ltd. ("PI Services") (previously known as Pacfusion Group Holdings Pte Ltd2), Safe2Travel Pte Ltd ("Safe2Travel"), Primeworld Digital Systems, Inc[3] (previously known as Pacific Internet Philippines, Inc., for easy of reference it will be referred as "PIPH"), Pacific Internet (Thailand) Limited ("PITH"), World Net & Services Co., Ltd. ("WNS"), Pacific Internet India Private Limited ("PII"), Pacific Internet (Malaysia) Sdn. Bhd. ("PIMY"), Pacific Internet Corporation Pte Ltd ("PIC"), Pacfusion Ltd ("Pacfusion") and Travelfusion.com Limited ("TravelFusion");
(iii)	The associated companies of the Group are PITH, WNS, PII, Pacific Digiway Limited, PW Holding Corporation and Pacfusion.com (Thailand) Limited.
(iv)	"Pacific Internet's ISPs" or the "Group's ISPs" are to those Internet service providers in which the Group has a direct or indirect equity interest, including subsidiaries and minority investments; and
(v)	the "Asia-Pacific region" are to the Asia-Pacific region excluding Japan.

  1 Change of name was effected on January 3, 2005.
  2 Change of name was effected on March 26, 2004.
  3 Change of name was effected on March 17, 2005.

For purposes of calculating the number of subscribers, "subscriber" means an account for Internet access. Information as to companies in which the Group does not have a majority interest has been provided by those entities and is believed by the Group to be accurate.

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

For the convenience of the reader, this Annual Report contains translations of certain Singapore dollar ("S$"), Hong Kong dollar ("HK$"), the Philippine Peso ("Pesos"), Australian dollar ("AU$"), Indian Rupees ("Rupees"), Thai Baht ("Baht") and Malaysian Ringgit ("RM") amounts into U.S. dollars as at December 31, 2004 which were S$1.6319 = US$1.00, HK$7.5122 = US$1.00, Pesos 54.0066 = US$1.00, AU$1.3105 = US$1.00, Rupees 43.7214 = US$1.00, Baht 38.8548 = US$1.00, RM 3.6664 = US$1.00, respectively. No representation is made that the Singapore dollar, Hong Kong dollar, the Philippine Peso, Australian dollar, Indian Rupees, Thai Baht, Malaysian Ringgit or U.S. dollar amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

TABLE OF CONTENTS

Certain Definitions and Conventions

Presentation of Certain Financial Information

SIGNATURES

ANNEX A: Glossary of Internet Terms

Financial Statements

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

N. A

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

N. A

ITEM 3.  KEY INFORMATION

ITEM 3A.   SELECTED FINANCIAL DATA

The following selected consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The consolidated statement of operations data set forth below for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, and the consolidated balance sheet data at December 31, 2000, 2001, 2002, 2003 and 2004 are derived from, and are qualified by reference to, the Consolidated Financial Statements audited by Ernst & Young, independent accountants. The information presented below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects."

Note

(1)	Based on the weighted average number of shares deemed to be outstanding during the period.
(2)	Includes the dilutive effect of all outstanding options under the Group's share option plans.
(3)	Includes capital lease obligations, bank borrowings and non-trade payables to related parties but excludes payables to related parties arising from transactions in the ordinary course of business.
(4)	The amounts shown above for capital expenditures are equal to the sums of the amounts presented on the Group's Consolidated Statements of Cash Flows as "cash flows from investing activities acquisition of fixed assets."
(5)	From 2000, this includes subscribers in Singapore, Hong Kong, the Philippines, Australia, India and Thailand. In addition, for the years 2002, 2003 and 2004, this includes subscribers in Malaysia.

Exchange Rate Information

The following table sets forth the average, high, low and period-end Noon Buying Rate between Singapore dollars and U.S. dollars (in Singapore dollars per U.S. dollar) for the periods indicated starting in 2000.

(1) The Noon Buying Rates were extracted from the Federal Reserve Bank of New York.
(2) The average rate is the average of the daily Noon Buying Rates on the last business day of each month during the relevant period.

No representation is made that the Singapore dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, any other rate or at all.

Fluctuations in the exchange rate between the Singapore dollar and the U.S. dollar will affect the U.S. dollar price of the shares.

For a discussion of the effect exchange rate fluctuations have on the business and operations of the Group, see "Item 5A. Results of Operations - Foreign Exchange Transactions"and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

ITEM 3B.   CAPITALIZATION AND INDEBTEDNESS

N.A.

ITEM 3C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

N.A.

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

PacNet may not be able to compete effectively against established competitors, which have, amongst others, greater financial, marketing, infrastructure and other resources. PacNet's key competitors in the Internet access business are mainly major telecommunications carriers or affiliates of major telecommunications carriers and internet service providers in each country which PacNet has a presence. Amongst others, these competitors are SingNet Pte Ltd ("SingNet"), Starhub Cable Vision Ltd ("SCV"), and Starhub Internet Pte Ltd ("Starhub") in Singapore, Telstra Corporation Limited ("Telstra") and Optus in Australia, Pacific Century CyberWorks Limited ("PCCW"), NTT Communications Limited ("HKNet") and CITIC Pacific ("CPC Net") in Hong Kong, Philippine Long Distance Telephone Company ("PLDT"), Tri-Isys Inc. and Globe Telecom, Inc ("Globe Telecom") in the Philippines, Internet Thailand Public Limited Company and Samart Corporation Public Limited Company in Thailand, TM Net Sdn. Bhd. in Malaysia and Videsh Sanchar Nigam Limited ("VSNL") in India. In addition, as PacNet is not affiliated with any major telecommunications carrier, its major competitors or affiliates of its major competitors are often also suppliers of upstream telecommunications services on which PacNet's services are dependent. Accordingly, PacNet is vulnerable to pricing pressures as well as any anti-competitive measures which may be undertaken by such suppliers.

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

  Singapore

  On April 1, 2000, the Company was awarded a Facilities-Based Operator ("FBO") Licence by the InfoComm Development Authority of Singapore ("IDA"), which supersedes the Internet Access Service Provider Licence (the "IASP Licence") previously held by the Company. On January 1, 2004, the Company transferred the FBO Licence to a wholly owned subsidiary, PIC with the approval of IDA. With effect from January 1, 2004, the Company was awarded a Services-Based Operator ("SBO") Licence by the IDA. On July 12, 2004, PI Services was also awarded a SBO (Individual) Licence by the IDA to provide international simple resale services. See "Item 5A. Results of Operations- Government Regulations".

  As licensees under the Telecommunications Act, Cap 323 ("the Act"), the Company, PIC and PI Services are obliged to abide by the Act, the Code of Practice for Competition in the Provision of Telecommunication Services ("the 2005 Code") issued by the IDA, effective March 4, 2005 and other regulations, licences or codes of practice issued by the IDA.

  Hong Kong

  The Group also holds an ISP license issued by the Hong Kong Office of the Telecommunications Authority to operate as an Internet service provider ("ISP") in Hong Kong. This license is issued on an annual basis, and is due for renewal every September. In August 2004, the Group was also issued with a Fixed Carrier Licence (External Telecommunications) which is renewable annually.

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

Liquidity and Capital Resources

The Group believes that its existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations, will be adequate to satisfy its operating and capital requirements through 2005.

PIC has an outstanding commitment to the IDA of S$0.8 million (US$0.5 million) for the period 2004 to 2005. PIC has fulfilled its capital commitment of S$0.6 million (US$0.4 million) for 2004. PIC's remaining capital commitment stands at S$0.2 million (US$0.1 million) to be fulfilled by December 31, 2005 and secured by a performance bond of S$0.01 million (US$6,000). See "Item 3D. Risk Factors - Operating Licenses and Other Regulatory Conditions"below. The Group expects that these expenditures will be funded primarily from its cash balances and to the extent that such cash flows are not sufficient, through bank borrowings or capital leases. However, there can be no assurance that funding will be available to the Group on a timely basis or at all, or on terms acceptable to it. Any inability to raise funds may prevent the Group from implementing its plans or may require the Company to modify or abandon some or all of its plans and may have an adverse effect on its operations.

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

The Group is primarily responsible for physical protection of its network infrastructure. However, because the Group leases its capacity from telecommunications carriers, reliance is placed on these companies for physical repair and maintenance of the leased capacities. In the event of natural disasters, power failures, telecommunications failures or other unanticipated failures, the Group's network infrastructure may cause interruptions in the services provided to our customers. These interruptions could reduce the Group's revenues and have a material adverse effect on its business, financial condition and results of operations. The Group presently does not carry any natural disaster and consequential business interruption insurance to compensate the Group for such losses that may occur except for the Company, PIAU, PIHK, PII, PI Services and Safe2Travel, who have such insurance coverage, subject to exclusion lists in the insurance policies.

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

Control by Founding Shareholders

As of May 15, 2005, SembCorp Ventures Pte Ltd ("SembVentures") owns 28.8% of the Company's outstanding Shares and MediaCorp Investments Pte. Ltd. (formerly known as SIM Ventures Pte Ltd) ("MediaCorp Investments") owns 1.3% of the Company's outstanding Shares. Together, these founding shareholders own 30.1% of the Company's Shares and have the ability to indirectly control the Group and may direct its affairs and business. SembVentures is 100% owned by SembCorp Industries Ltd ("SembCorp Industries"), which indirectly owns all of SembVentures interest in the Group. Temasek Holdings (Private) Limited ("Temasek"), the primary investment arm of the Singapore government, has direct and indirect holdings in both SembCorp Industries and MediaCorp Investments. As a result Temasek owns indirectly 30.1% of the Company's outstanding Shares.

On March 18, 2005, SembVentures entered into an agreement with Kingsville Capital Limited ("Kingsville") for the sale of its entire shareholding in the Company to Kingsville. Completion of the sale was subject to approval by IDA. On May 12, 2005, IDA granted approval for the proposed acquisition of SembVentures entire shareholding in the Company by Kingsville. As of May 15, 2005, the transaction is pending completion between SembVentures and Kingsville and the Company cannot assure you that the transaction will be completed.

In the event that the transaction is completed, SembVentures and Temasek will no longer be shareholders in the Company. Upon completion of the transaction, Kingsville will own 28.80% of the Company's outstanding shares and may have the ability to indirectly control the Group and direct its affairs and business.

Conflicts of Interest Between the Company and Its Controlling Shareholders

As of May 15, 2005, Temasek, which has the ability to indirectly control the Company, is also the ultimate majority shareholder of the Company's two principal competitors in Singapore. In addition, Temasek's effective interest in the Company could potentially affect the Company's operations, including its expansion plans into other countries or markets. For example, its ability to operate and expand successfully in markets outside Singapore may be adversely affected if the Company's target customers, government agencies or business partners in those countries believe that Temasek's indirect control over the Company will prevent the Company from providing its services in a manner consistent with that foreign country's national interests. In addition, the Company pays an annual management fee to SembCorp Industries for various management and administrative services provided. See "Item 7B. Related Party Transactions - Management fees charged by holding companies" for further details.

On March 18, 2005, SembVentures entered into an agreement with Kingsville for the sale of its entire shareholding in the Company to Kingsville. Completion of the sale was subject to approval by IDA. On May 12, 2005, IDA granted approval for the proposed acquisition of SembVentures entire shareholding in the Company by Kingsville. As of May 15, 2005, the transaction is pending completion between SembVentures and Kingsville and the Company cannot assure you that the transaction will be completed.

Changes in the Internet Industry

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

The Group also faces the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by telephone lines. In the future, Internet services may be more readily accessible by other medium such as third generation mobile phones or become deliverable predominantly through other means such as wireless transmission. The Group may have to develop new technology or modify its existing technology to accommodate these developments. Its pursuit of these technological advances, whether directly through internal development or by licensing arrangements, may require substantial resources which may affect the Group's results of operations and financial condition.

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

Liability of Information Disseminated Through the Group's Network

The laws relating to the liability of Internet access providers and on-line services companies for information carried on or disseminated through their networks are evolving rapidly. The Group could therefore be subjected to lawsuits that seek to impose liability on the Group as it carries or disseminate information. These could include claims under the censorship laws of Singapore. Although no such claims have been asserted against the Group to date, they are possible, and if asserted, may be successful. Furthermore, although the Group has attempted to limit its liability by the terms of its standard service agreement, it is unclear whether its efforts to do so would be successful in the event of any litigation or other claim against the Group. As the laws in this area develop, the potential imposition of liability upon the Group for information carried on and disseminated through its network could require the Group to take measures to reduce its exposure to such liability. These measures may be expensive and may require the discontinuation of various products or services. Any costs that are incurred in defending against asserted claims or paid to satisfy successful claims could materially adversely affect its business, financial condition and results of operations.

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

Ability to Maintain Profitability

In 2001, the Group incurred a net loss of S$15.0 million, but the Group managed to turnaround in 2002 and has continued to maintain its profitability since then. In 2004, the Group achieved full year net income of S$10.1 million (US$6.2 million), a marked improvement from a year ago. Although the Group has continued to remain profitable in the first quarter of 2005, its ability to maintain profitability may be affected if it is unable to successfully address the risks and uncertainties faced, which in particular are: -

  The Group's inability to quantify the impact of stock-based compensation cost for certain employee stock options due to variable accounting on the Group's net income, until the end of each quarter. Depending on the closing stock price at the end of each quarter, this cost may have a positive or negative impact on the Group's net income.
  Significant price competition in the existing markets where the Group operates may reduce its operating margins, resulting in a net loss or lower net income.
  Increased expenses resulting from leasing of additional capacity may adversely affect the Group's cost structure.
  Losses incurred by the Group's operations in Malaysia and India may adversely affect the Group's performance.
  Any deterioration or lack of improvement in the economy in the Asia Pacific region could negatively affect the Group's revenues.
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

Certain Anti-takeover Provisions May Affect the Company's Share Prices

Certain provisions of the Singapore Companies Act (Chapter 50) and the Singapore Code on Take-overs and Mergers (the "Take-over Code") may delay, deter or prevent a future takeover or change in control of the Company. Anyone acquiring whether by a series of transactions over a period of time or not, shares (either on his own or together with parties acting in concert with him) carrying 30% or more of the Company's voting rights must extend a takeover offer for the remaining voting shares. A person holding between 30% and 50% of the Company's voting rights (either on his own or together with parties acting in concert with him) must also make a takeover offer if that person acquires additional shares carrying more than 1% of the Company's voting rights in any six-month period. The takeover offer required must comply with the rules for mandatory offers under the Take-over Code. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of the Company. Such provisions could limit the price that investors may be willing to pay for the shares of the Company.

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

On March 18, 2005, SembVentures entered into an agreement with Kingsville for the sale of its entire shareholding in the Company to Kingsville. Completion of the sale was subject to approval by IDA. On May 12, 2005, IDA granted approval for the proposed acquisition of SembVentures entire shareholding in the Company by Kingsville. As of May 15, 2005, the transaction is pending completion between SembVentures and Kingsville and the Company cannot assure you that the transaction will be completed.

Singapore and United States Taxation Matters

Shareholders of the Company may be subject to certain taxes in Singapore or the United States.  See "Item 10E. Taxation" for further details.

ITEM 4.  INFORMATION ON THE GROUP

ITEM 4A.   HISTORY AND DEVELOPMENT

Organization

Pacific Internet Limited was incorporated in the Republic of Singapore on March 28, 1995 as Sembawang Media Pte Ltd, and it changed its name to Pacific Internet Pte Ltd on March 17, 1998. On November 23, 1998, it was converted to a public company and was listed on NASDAQ on February 5, 1999. Pacific Internet Limited's registered office and principal place of business are located at 89 Science Park Drive, #02-05/06, The Rutherford, Singapore 118261. The Company's telephone number is (65) 6872 0322. The Company's agent for service is CT Corporation System located at 1633 Broadway, New York, New York 10019, USA. Their telephone number is (212) 245 4107.

History and Development

Since starting commercial operations in Singapore in 1995, the Group has grown both organically and through acquisitions to become a leading Internet Communication Service Provider of data, voice and video Internet services with established presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. The Group has developed a successful business model based on its understanding of Asia-Pacific business requirements. PacNet has been both aggressive and innovative in its strategy to market a wide range of Internet access alternatives and Internet services to consumers and corporate customers.

The Group achieved full year profitability for three consecutive years from 2002 to 2004 with continuing focus on growing higher-margin corporate business, and regional businesses, as well as improving operational efficiencies.

While most telecommunications companies and ISPs concentrate on domestic markets, PacNet continues to harvest its corporate customer base to grow its regional corporate customer base and to up-sell value-added services to them. The Group's direct presence in seven countries, coupled with the extensive peering and international partnerships, makes PacNet an attractive and reliable one-stop service provider for multinational corporations and regional small-and-medium businesses.

As broadband emerges as the preferred access mode in the mature markets of Singapore and Hong Kong, the Group has continued to observe a migration from dial-up to high-speed Internet access in both consumer and corporate segments. Additionally, cheaper pricing for broadband services in each of these countries has helped to drive growth in subscriber base for the Group. In 2004, the Group's broadband subscriber base grew by 15.2%, and revenue by 19.7% compared to the previous year. Of this, corporate broadband contributed 62.9% of total broadband revenues, with a growth of 23.4% over 2003. Broadband revenue was the largest single revenue contributor accounting for 47.2% of total 2004 revenue, up from 40.0% in 2003.

The Group will continue to execute strategies in broadband, corporate and regional businesses to drive growth. At the same time, PacNet will seek new international partnership opportunities to expand coverage in Asia-Pacific and leverage the respective expertise and technologies of these partners to strengthen its service offerings.

Capital Expenditures, Investment and Divestment

In 2000, capital expenditures were mainly incurred for business and equity acquisitions and purchase of fixed assets, primarily funded by the remaining net proceeds from the Company's first and second public offerings in 1999 and bank borrowings. In January and February 2000, through PIAU, the Group acquired the businesses of Kralizec Pty Ltd ("Zeta") and Hub Communications Pty Limited ("Hub") for S$1.4 million and S$0.5 million, respectively. Also in January 2000, Pacific Digiway Limited ("Digiway"), an investment holding company, was incorporated in Thailand. The Company subscribed to 4,900 ordinary shares of Baht 10 each, representing a 49% equity interest in Digiway. Digiway in turn holds a 26% direct equity interest in I.T. Star Company Limited. In March 2000, the Company completed the acquisition of a 49% direct equity interest in I.T. Star Company Limited, which is the holding company of WNS, an ISP based in Thailand for S$2.0 million. In April 2000, PIAU acquired Hunterlink Pty Ltd ("Hunterlink"), an ISP located in Newcastle, Australia for S$5.9 million. In May 2000, the Group acquired the travel and travel-related businesses of Safe & Mansfield Travel Group Pte Ltd ("SMTG") through PI Services for S$10.0 million. In September 2000, the Company disposed off its 15% equity stake in 1-Net Singapore Pte Ltd ("1-Net Singapore") for S$1.9 million.

In 2001, capital expenditures were mainly incurred for purchase of fixed assets. During the year, the Group issued 5,084,746 shares of Pacfusion at US$0.59 per share to an unrelated party. As a result of the issuance, approximately S$5.5 million was raised and the Group's interest in Pacfusion decreased from 100% to 92.11%. On March 16, 2001, following a restructuring exercise, the Group disposed 8.9% of its equity interest in PIPH for S$0.2 million to an unrelated party, reducing its direct interest in PIPH from 40.0% to 31.1%. As a consequence of the restructuring, the Group was able to meet the criteria set out by SFAS 94 - Consolidation of All Majority-Owned Subsidiaries ("SFAS 94") and Emerging Issues Task Force ("EITF") 96-16 - Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights ("EITF 96-16"), and ceased equity accounting for its investment in PIPH and consolidated PIPH from that date. On December 19, 2001, Pacific Digiway Limited ("Digiway"), an investment holding company, increased its equity interest in PITH from 26% to 41%. As a result, the Company's effective interest in PITH was increased from 61.7% to 69.1%.

In 2002, amount of capital expenditures incurred totaled S$5.5 million, which was mainly for the purchase of network equipment on replacement basis. There was no divestment during the year.

In 2003, amount of capital expenditures incurred totaled S$5.7 million, which was mainly for the purchase of network equipment on replacement basis. On July 2003, Digiway increased its equity interest in PITH from 41% to 51% for Baht 10 million. As a result, the Company's effective interest in PITH was increased from 69.1% to 74.0%. On September 15, 2003, through PIAU, the Group acquired the customer lists of Product Information Services Pty Ltd ("Talent Internet") for AU$0.25 million. There was no divestment during the year.

In 2004, amount of capital expenditures incurred totaled S$8.0 million (US$4.9 million), which was mainly for the purchase of network equipment on replacement basis. In January 2004, the Company acquired 5,084,746 ordinary shares of US$0.001 each, representing a 7.89% equity interest in Pacfusion, from the minority shareholder for S$0.3 million (US$0.2 million), in an effort of making Pacfusion a wholly-owned subsidiary. As a result, the Company increased its equity interest in Pacfusion from 92.11% to 100%. In September 2004, PI Services acquired 18,462,000 ordinary shares of S$1 each, representing 92.5% equity interest in Safe2Travel, from TravelFusion for S$18.5 million (US$11.3 million). As a result, PI Services became the immediate holding company of Safe2Travel. In December 2004, the Company acquired 2 ordinary shares of $1 each, representing 100% equity interest in PI Services, from Pacfusion for a nominal sum.

ITEM 4B.  BUSINESS OVERVIEW

Industry Background

The Asia Pacific region is the world's largest regional Internet market. Internet growth in the region continues to be dominated by Hong Kong, Korea, Singapore and Taiwan. The developing economies of the region have been growing but much more slowly, having to deal with challenges in access costs, infrastructure and the pace of deregulation. Incumbents dominate the ISP market in Asia Pacific. An improvement in these pertinent issues, which is beginning to take shape in many countries, e.g. Thailand, Malaysia and Australia, will bring about an accelerated pace of growth in these markets.

Driving the Internet growth in the region is broadband. In fact, the Asia Pacific region is leading the world in this access mode. However, broadband has remained a phenomenon limited to the region's developed economies, with dial-up narrowband access being the norm in the developing countries of the region. Digital Subscriber Line ("DSL") and cable modem platforms have proved popular in markets that are just taking off. DSL has been dominating the region, in alignment with the global trend.

With the continuing growth of broadband in the region, and the converging of voice, video and data on the Internet Protocol platform, there are opportunities for service providers to offer Internet-based communications solutions to both businesses and individuals. These services include Voice over Internet Protocol (VoIP), web conferencing, Internet storage, among others, and they allow businesses and individuals to leverage the Internet to perform their activities more cost efficiently, securely and reliably. For companies with regional operations, there is Virtual Private Network (VPN) solution for them to communicate and run applications between their regional offices and customers on a secured network.

This growing trend of maximizing usage on access line is key for Internet service providers in the region, especially with intensifying competition. Fierce competition on the retail price front initiated by incumbent telecommunication providers ("telcos") are constantly challenging service providers' profit margins. Increasingly, many Internet service providers are shifting the competition away from pricing to the value space where the focus is creating more value via "beyond access" Internet services. This is key to helping service providers increase their margins.

Strategy

The Group's goal is to be the trusted brand for Internet communications services in the Asia Pacific region. The Group believes that, as the Internet market in the Asia-Pacific region grows, the critical competitive factors will be market leadership and access to a substantial subscriber base for Internet access service across geographic markets in the Asia-Pacific region. Market leadership and a substantial Internet access subscriber base will then form the foundation for value-added services. The Group believes that it is well positioned to be an Internet Communications Service Provider, from providing essential Internet access and voice and video services to becoming a one-stop service to businesses for their Internet-related requirements across the region.

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
  Grow the corporate business segment. The Group has successfully created a competitive differentiator against competing telcos in this segment by using its neutral position to its advantage. PacNet is able to offer reliable and secured Internet connectivity to customers by combining multiple lines from different telcos with security solutions from leading security service providers. Telcos are unlikely to purchase lines from another competing telco. Regional corporate business is also a specific area that the Group plans to expand by leveraging corporate clients that are common across the countries that the Group operates in. The Group targets multinational corporations and small-and-medium businesses with regional presence by offering regional connectivity as a one-stop reliable service provider.
  Expand the regional businesses. The Group plans to grow the regional businesses outside Singapore to achieve leadership in each of the markets it operates in. Besides the existing countries, the Group plans to explore new markets in the Asia Pacific region and leverage the reach of international carriers to further extend its regional coverage.
  Introduce innovative services and solutions. Besides Internet access, the Group will continue to innovate to develop new services and solutions such as Voice over Internet Protocol ("VoIP") and other collaboration services including video and audio conferencing to create greater value for its customers. This is an important strategy for the Group in its drive to become an Internet Communications Services provider. The aim is to help businesses and individuals improve communications and do it cost effectively and securely through their investments made in data connections.
  Leverage partnerships. The Group plans to seek partnerships to accelerate its plan to expand its existing markets and to enter new markets. It will use its regional presence to its advantage by being a fulfillment partner for global telecom players. The Group will continue to invest in these international partnerships as well as forging local partnerships in vertical markets e.g. finance, travel and logistics, among others. This will allow the Group to penetrate specific verticals and deepen its relationship with customers through its partners.

The Group's priority is to build a regional business that delivers strong and consistent financials and a brand that is trusted by stakeholders. A key part of this goal is to anchor its business in the corporate segment, which comprises the large enterprises and the small-and-medium sized businesses. The Group aims to create more value for these customers by leveraging its Internet Communications Service Provider (ICSP) position to deliver a comprehensive suite of Internet protocol-based communications services beyond access.

The Group identified several strategic differentiators in its ICSP positioning which further sets PacNet apart from other corporate service providers: 1) Secured Internet Services which involves an integration of security solutions with the Group's Internet offerings; 2) Regional Network Services which leverages its regional geographic coverage to service customers and partners beyond domestic boundaries; and 3) Wireless Services.

In the area of wireless, the Group is actively pursuing wireless initiatives to position PacNet as a wireless leader. PacNet's current business is based on the model of reselling telcos' infrastructural services and it continues to explore alternatives such as wireless to reduce its dependency on telcos for the "last mile". Wireless will not only allow the Group to have better control on the quality of service but also to provide infrastructural services to our customers at a much lower cost. In Singapore, the Company, through its subsidiary PIC, has secured a total of 30MHz of frequency spectrum in the 2.5GHz band from the IDA in May 2005 which will allow the Company to deploy wireless broadband and fixed wireless services nationwide in Singapore.

Services

The Group provides a comprehensive suite of Internet solutions to meet the varying needs of consumers and corporate customers of every size from small office home office ("SOHO"), start-ups, small and medium businesses ("SMBs") to regional and multinational corporations with multi-site presence. Given that PacNet is the largest Telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region, it is uniquely qualified to provide a one-stop service for regional connectivity across the seven countries it operates in as well as other parts of the world through its partners.

From basic narrowband and broadband access to value-added Internet services, the Group plans to attract customers, increase hourly usage and create additional revenue streams. By offering reliable, better value Internet access and communications services, the Group seeks to develop both the corporate and consumer segments in each geographic market it enters.

The following table shows the source of the Group's gross revenue (excluding associated companies) for the following periods:

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

Consumer broadband and Corporate broadband - offer up to 6.5Mbps broadband connectivity for consumer and up to 1.5 Mbps for corporate business users under time-based, volume-based packages or unlimited access.

Wireless broadband @ home - targeted at homeowners who prefer a simple and hassle-free connection providing mobility and flexibility in the home environment.

Wireless broadband @ work - targeted at SOHO, SMBs and companies wanting to have a wireless high speed setup in the office, which offers greater flexibility and mobility within the office environment.

Value-Added Internet Services for Consumers

The Group's Internet services for consumers are designed to meet the needs of individuals with varying levels of Internet experience and Internet utilization. Value-added services, which are available for an additional fee, include wireless hotspots, which allow consumers to enjoy Internet roaming at selected hotspots and other message services and remote access to Internet accounts. In Singapore, anti virus, anti spam and gaming have been introduced on a chargeable basis to drive consumer broadband subscription.

Value-Added Internet Services for Corporate Customers

The Group's value-added Internet services for corporate customers include voice and video services, Email Outsourcing Service, Web Hosting, Internet Data Center Service, Internet Backup Service, Load Balancing Service, Anti-Spam Mail Guard Service, Anti-Virus Mail Guard Service, Managed Security Service, Managed Virtual Private Network Service and International Roaming Service.

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

Marketing and Sales

The Group's sales and marketing efforts are targeted at both the consumer and corporate business segments using the following mediums:

Advertising -Services are advertised in print, radio, electronic and broadcast media.

Tradeshows - The Group participates in selected tradeshows.

Direct Marketing -Services are promoted directly to customers through promotional inserts in mail and packages.

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

Customer Service

In alignment with the commitment to deliver high quality service and building long term partnership relationships with customers, the Group established a Customer Service Charter. This charter reinforces the pledge to provide a consistent level of quality service for each and every customer interaction. It has also led the way in achieving the numerous customer testimonials and high customer satisfaction index in Year 2004.

PacNet's awards & accreditations in Year 2004 include:

  Awarded the Victorian State and National Award in the category of Medium Business and Winner for Customer Service Professional of the Year at the Australian Service Excellence Awards;
  Won an award titled Excellence in Telecommunications in the Hunter Valley at the Australian Telecommunications Users Group (ATUG) Awards Hunter Valley - 2004. Pacific Internet was recognised for tailoring end-to-end connectivity solutions that are cost effective and offer new ways for local businesses to boost their efficiency;
  Awarded the Most Outstanding Internet Service Provider award at the 19th National Consumers Excellence Awards, through the prestigious Parangal ng Bayan Foundation Inc. in the Philippines;
  Emerged winners in the "Best Call Centre Manager" and "Best Call Centre Professional" categories at the Call Centre Council of Singapore's Annual Call Centre Awards 2004; and
  PacNet's commitment in achieving service excellence was recognized at the SPRING Singapore's Excellent Service Awards (EXSA 2004), with more than 50% of our customer service staff winning the awards

Infrastructure

The Group's systems and network infrastructure are designed to provide customers with reliability and speed as well as to minimize costs through efficient use of the international bandwidth and implementation of a scalable infrastructure. Reliability is primarily achieved through redundancy in mission critical systems that minimize the number of "single points of failure" (i.e. points where the failure of a single component of the network could interrupt network operations). Speed is achieved through clustered systems, diverse network architecture, multi-peered Internet backbone connections, aggressive load balancing and high-speed switching cores. Efficient use of bandwidth is attained through policy-based routing and enhanced Internet web caching algorithms that optimize traffic through the Group's multiple Internet connections. Scalability derives from a clustering and switching system network architecture at each of the Group's network locations with provisioning for future expansion needs.

Following is a diagram illustrating the current configurations of the Group's regional networks in Singapore, Hong Kong, Australia, the Philippines, India, Thailand and Malaysia.

PacNet Regional Network

Network Infrastructure

Singapore

The Group's Singapore network currently consists of three main POPs, which are connected to the Internet via the following upstream providers and peering partners:

  STIX
  Flag Telecom
  MCI Worldcom
  T-Systems
  Asia Netcom
  AT&T
  France Telecom
  Reach
  Qwest

These three POPs are designed with redundancy to provide the following services:

  56K modem dialup and ISDN services
  Network termination for xDSL and cable Internet services
  VPN, IPsec and MPLS services
  Voice Over IP ("VOIP") services
  Leased lines and ATM services for corporate
  Services such as Email, web caching, Usenet News and Domain Name services ("DNS")

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

The Group has also rolled out its Voice Over IP services to corporate customers. This will enable customers to save on the expensive IDD call charges, as well as adding to the wide range of value-added services that the Group is currently offering.

The Group has also designed an enhanced Internet web caching system that stores requested data on its server after it has been initially retrieved. When such data is requested thereafter by other customers, it is retrieved from the Group's local server, rather than from the Internet, sparing the Group from using its expensive international bandwidth.

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

The Group also maintains a 24x7 Network Operations Center ("NOC") in all its regional POPs. This continually staffed facility is responsible for round-the-clock monitoring of the status of all computer room facilities, network and system components and applications deployed throughout the Group's infrastructure. The NOC is responsible for all operational communications between the internal departments of the Group as well as external providers of services to the Group. The NOC has customized a network management system based on publicly available network management tools and commercial network management packages. This in-house system provides real-time monitoring of each component or application and is responsible for notifications of quality of service problems as well as failures. Sophisticated historical and statistical analysis software used in the NOC provides data to management about the quality of service the Group's customers are experiencing.

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

In addition to the three POPs in Singapore that form the core of the Group's internal network, the Group also has a presence in six other regional countries, namely Hong Kong, the Philippines, Australia, Thailand, Malaysia and India to serve those markets.

Hong Kong

The Group's POP in Hong Kong has two data centers which are geographically located in two regions. One is located in Reach's Telecom House in Wanchai, Hong Kong Island. The other is located in Wharf T&T (the third largest local carrier in Hong Kong) Central Office in Kwun Tong, Kowloon. The two data centers are interconnected by two geographically diversified 1 Gbps Gigabit Ethernet links. Each data centre has separated international links. Both data centers are capable of supporting all the services. Each data center is linked to the local Hong Kong Internet Exchange ("HKIX") via two dedicated 1 Gbps Gigabit Ethernet link.

The Hong Kong POPs are connected to the Internet via the following upstream providers:

  MCI
  REACH
  T-System
  China Telecom

The links to HKIX are for peering with other Hong Kong ISPs to allow for exchange of Internet traffic within Hong Kong. There is also a private peering link connecting to HGC, PCCW & New World Telecom as backup of HKIX. The Hong Kong POP is connected to the Group's POPs in Singapore via a 100Mbps IPLC. The IPLC connection allows for the exchange of regional traffic among Hong Kong, the Philippines, Australia and Singapore, and access to the Group's international Internet connections. There is also a 16M IPLC to Thailand.

The Group provides both asymmetric and symmetric broadband service via DSL and fiber network of PCCW, HGC and Wharf T&T. The service speed ranges from 1.5Mbps, 2M, 3M, 4M, 6M, 10M up to 25Mbps.

The Philippines

The Group's Philippines POPs are connected to the Internet via the following upstream providers:

  Teleglobe
  Globe Telecom

The Group's POP at Pasig City and Quezon City, are directly connected to the telecommunications infrastructure of major telecommunications providers in the Philippines: PLDT, Globe Telecom, Bayan Telecommunications, Inc. ("BayanTel"), and Digitel Telecom System, Inc ("DTSI").

The POP is linked to the local Philippines Internet exchange ("PHIX") via a leased 4 Mbps link to allow for peering with other Philippines ISPs for the exchange of in country Internet traffic. A peering with Manila Internet Exchange ("MIX") was set up in September 2000 through a 2 Mbps leased line. A third private peering link connects to Globe Telecom Internet Services through a 2 Mbps leased line for traffic between Globe Telecom customer and PacNet. And a fourth private peering linking VITRO gaming content to PacNet via a 100 Mbps link.

The 10 Mbps connection to the Group's POP in Hong Kong, is for exchange of regional traffic and access to the Group's multiple international Internet connections.

Five remote POPs have been set up since 1999. And as part of the network's expansion, a sixth and seventh POP was set up in November 2002 and May 2003, respectively:

  Cebu
  Cavite
  Bulacan
  Batangas
  Laguna
  Davao
  Baguio

Australia

The Group's network in Australia has four major POPs in Melbourne, Sydney, Brisbane and Newcastle with onsite staff managing the network, servers and the IDC. Remote POPs are also in place in the other capitals in Adelaide, Canberra and Perth by co-locating with IDC companies. Regional data POPs are located in Singleton, Gosford and Tuggerah. The major POPs are interconnected via Ethernet and Ethernet over SONET technologies and all POPs provide access to the Internet.

The Group's Australian POPs are connected to the Internet via the following upstream providers:

  Telstra
  Optus
  MCI Worldcom

The Group's primary Australian connectivity to international sites is provided by the three main links to the Sydney POP from Optus, Telstra and WorldCom. Connectivity to local sites is achieved through extensive peering including Internet exchanges such as PIPE, WAIX, VIX, AUSIX, primarily connected by Ethernet, and private peers such as UEcomm, NTT, Optus and Comindico.

The Group is providing broadband Internet services nationally via ADSL using the infrastructure of Telstra and Nextep. Full national dial coverage is also achieved through a single "national local call" number using the infrastructure of Optus.

India

The Group currently operates in five cities in India namely Mumbai, Pune, Bangalore, Delhi and Chennai. Each POP is connected to the Internet via the following upstream providers:

  Videsh Sanchar Nigam Ltd. ("VSNL") - Mumbai & Bangalore
  REACH - Mumbai, Delhi & Bangalore
  Bharti (i2i) - Pune, Bangalore & Chennai

The Group's POP in Mumbai is directly connected to the telecommunications infrastructure of Mahanagar Telephone Nigam Ltd ("MTNL"), TTML, TPBC etc. The Other POPs are directly connected to the Telco infrastructure of TouchTel, TTSL and Bhart Sanchar Nigam Limited ("BSNL").

A 2 Mbps domestic Intercity Backbone is created between Mumbai Pune and Bangalore using domestic links each of 2Mbps. Primarily this backbone is being used for authentication and intercity traffic of VAS.

National Internet Exchange of India ("NIXI") has started their operations in July 2004. PII is planning to connect to NIXI to get the benefit of local Indian Routes. Currently the local routes are reached via the connection to VSNL/Reach.

The Group has an IDC in Bangalore providing co-location, web hosting and other data centre services for the Indian operations.

Thailand

The Group's network currently consists of two main POPs in Bangkok.

The first POP is located in LPN building which houses dial-up access servers with digital modems providing up to 56Kbps modem access, ISDN and DSL service; routers for leased line customer access and servers for Internet services such as email, web, caching and domain name hosting. This POP is connected to the second POP by fiber optic 1 Gbps and backup by ATM 100Mbps.

The second POP located at the CAT Telecom Public Company Limited (formerly, the Communications Authority of Thailand ("CAT")) Building was commissioned in December 2002. It supports primarily co-location services and leased line customers. This POP is connected to the Internet via international leased circuits that links to PITH and PIHK.

The Group's Thailand POP is connected to the internet as shown above

1) Connectivity to PACNET Backbone

2) Connectivity to IIG (International Internet Gateway), Thailand gateway to internet.

For domestic access, we have 2 links of 1 Gbps connected to domestic backbone to support local traffic.

Malaysia

The Group's network in Malaysia consists of six major POPs located in Kuala Lumpur, Penang and Johor Bahru.

The Group's Malaysia POP is connected to the Internet via the following upstream providers:

  TMNet Malaysia
  Reach
  PacNet Backbone

Notwithstanding the attributes of the Group's network, it is subject to malfunctions and other limitations, any of which could have a material adverse effect on the Group's business, financial condition and results of operations.

Management Information Systems

The Group has adopted a decentralised approach for its management information systems. Oracle Financials is used to support accounting functions in Singapore, PIHK and PIPH and the systems for the three offices are hosted in Singapore. However to facilitate a smoother integration between the accounting system and its operational system and to improve the system response time, PIHK has migrated its Oracle Financials back to its own office in October 2004. In PIAU and PII, Microsoft Great Plains and Tally are used for its accounting functions respectively.  PITH has embarked on a project to replace its existing accounting system, Alphasoft, with a new one.  The project is expected to complete in 2005.

For billing, the Company and PIAU maintain their own java-based billing system.  For PIHK, PIPH, PITH and PII, a billing system developed on Oracle platform is being maintained.  In August 2004, the Company has implemented the VOIP Operations and Support System provided by Acxellence Technology Pte Ltd to support its IDD call business. The external voice system does not generate customer invoices.  Instead the amount to be charged to customers is passed electronically to our internal billing system so that it is incorporated into the same bill with the access services.

In August 2003, the Company awarded the implementation of the Call Centre related Modules and Sales Force Automation Module of Cradle CRM System to Protonweb Solutions Limited.  The customisations of Cradle CRM System and its integration with the Company's billing system have been completed.  The CRM System has been launched in February 2005.

Both the Company and PIAU have adopted Business Objects as their reporting tool.  The Company started using the tool on a small scale in year 2004 and will be extending it to more users and with more data in 2005.  PIAU is in the process of setting up its data warehouse structures and expects to complete the full implementation in year 2005.

Suppliers

For a brief description of the Group's reliance on major suppliers, see "Item 3D. Risk Factors - Reliance on Telecommunications and Other Service Providers".

Competition

The intensity of competition has continued to increase in Asia Pacific's telecommunications and Internet industry across all segments driven by continued market deregulation, price competition and introduction of new services from incumbents and smaller ISPs. The broadband access services continue to show strong growth but throughout the region, service providers are starting to see the need for moving beyond basic access in order to earn revenue. In response, many are starting to offer higher bandwidth, more value-added services, and bundling, hoping to find the right mixture of technologies, applications, and services that will help to sustain revenues going forward. Some competitors have financial, network and telecommunications facilities significantly greater than the Group's, whilst incumbents enjoy advantages as a result of their monopoly over local exchange facilities. Although incumbent operators continue to dominate in home markets, they face mounting pressure to protect market shares as competing operators consolidate and strengthen their positions in the data services space. The Group anticipates that broadband deployment will gain further momentum with operators continuing to vie for greater market share spurred on by increasing bandwidth utilization by customers and opportunities. New access technology developments in the wireless arena are also creating opportunities for ISPs to compete effectively against incumbents and provide services of higher quality.

Singapore

Competition heated up with the introduction of cut-rate Broadband DSL services from the telco incumbents, SingNet Pte Ltd and StarHub Internet Pte Ltd. The new focus on higher-speed broadband access services and the packaging of a comprehensive suite of services by both the SingTel and Star Hub groups within their family of infocommunication products are challenging the Company's operations in the marketplace.

There are several trends in the market. In the corporate arena, cost conscious SMBs continue to migrate from low-end leased lines to broadband. This trend is expected to grow. The Company's strategy is to employ channels and bundling solutions to enhance market share. For corporate leased line segment, the strategy is to combine voice and data solutions to alleviate pricing pressures from data segment. In the consumer space, competition is focused on price and speed. The immediate priority is to defend subscriber base and build value added services to strengthen relationships and margins.

The main issue is the high cost of reselling telcos' broadband services in Singapore. The Company is actively seeking out technologies and partnerships that can give Pacific Internet alternative last-mile connections to its customers. In 2004, two wireless broadband trials were launched as part of overall plan to pursue alternative infrastructure, away from traditional access offerings from telcos. The latest trial involved a wide area, non-line of sight wireless network that allows users especially businesses to access reliable, high-speed connectivity.

Hong Kong

Although 13 new fixed telecoms network services ("FTNS") operators have entered the market since July 1995, the previous monopoly provider, PCCW, is still dominant. All of the local FTNS licensees provide broadband services. Broadband services are available in prime office locations and also increasingly in residential developments. At the end of June 2004 Hong Kong had 1.3m broadband Internet accounts and a further 1.04m dial-up access Internet accounts. The broadband penetration rate is the second-highest in the world after that of South Korea.

Broadband is available on asymmetric digital subscriber line ("ADSL"), fibre-to-the-building ("FTTB"), hybrid fibre coaxial ("HFC") cable, local multipoint distribution system ("LMDS") and other technologies. In June 2004 there were 196 Internet service providers ("ISPs") providing dial-up or broadband services. As a result of low tariffs for broadband Internet connections and its high population density, Hong Kong is suitable for wireless local area network ("WLAN") deployment.

By April 2004, nine firms had been licensed to provide local wire-based FTNS services: PCCW-HKT Telephone Limited ("PCCW-HKT"), New World Telecommunications ("NWT"), Wharf T&T Limited ("Wharf"), Hutchison Global Communications Limited ("HGC"), Hong Kong Broadband Network Limited ("HKBN"), Eastar Technology Limited, CM Tel (HK) Ltd, TraxComm Ltd and i-CABLE Communications Limited. Three of these firms NWT, Wharf and HGC (all owned by local conglomerates) gained licences to build local wire-based FTNS networks in the 1995 liberalisation.

The Philippines

There are over 180 licensed ISPs in the Philippines but there are only approximately 50 active players as many have folded due to the difficult economic climate.

PIPH is operating in an industry that is seeing migration from postpaid to prepaid in the consumer space; as well as strong broadband push by incumbents in both the corporate and consumer segments. The Philippines, being a predominantly price-driven economy, has gradually but steadily geared towards the prepaid industry. Accordingly, the prepaid Internet industry is on an upswing. PIPH is ranked among the top player in corporate business market and among the top two in both the prepaid and postpaid consumer segments.

Fierce competition among the bigger telcos in the country continues to drive down prices. Aggressive promotional tactics were initiated in an effort to corner a large market share in the industry. At the same time, the telcos, e.g. Globe Telecom Inc., Bayan Telecommunication, Inc. and Digitel Telecommunication Philippines, Inc. ("DIGITEL") refocused their businesses into high growth areas like broadband and value-added Internet Protocol services away from traditional voice where revenues are declining.

Australia

Telstra Corporation Limited's ("Telstra") dominance is slowly being challenged with tighter deregulation measures, including the introduction of fines in the event that Telstra fails to offer high speed Internet rivals the ability to sell similar services and an accounting separation of Telstra's wholesale and retail businesses to ensure greater industry transparency. PIAU is operating in a market that is experiencing exponential broadband growth with maturing dial-up market; and increasing demand from SME for broadband products.

Internet services are supplied to Australian consumers by more than 550 ISPs. Some of the largest ISPs include Primus Online Pty Ltd (trades as Primus-AOL) and iPrimus (both are divisions of Primus Telecommunications (Aust.) Pty Limited), iiNet Limited, Optus Internet Pty Limited ("OptusNet"), iiNet (OzEmail) Pty Limited , BigPond (an Internet services brand of Telstra) and TPG Internet (part of the Total Peripherals Group) - accounted for almost three-quarter of total subscribers.

There is a continuing industry rationalization with the number of ISPs decreasing from 718 in 2000 to 563 in 2002. However, the number has been increasing in 2003 and 2004 with the latest September 2004 figure of 687 in 2004. The increase was due to a growing number of new very-small ISPs (less than 100 subscribers) (Australian Bureau of Statistics, 2005). As ISPs consolidated their positions through mergers and acquisitions, there were significant movements between size and ranges of their operations based on subscriber figures. Such a consolidation within the industry has varied the competitive playing field for smaller ISPs.

India

India had one of the world's lowest levels of basic telephone penetration, or teledensity, in 2004, with just 4.3 main lines per 100 population. In the IT sector, the Indian government has been concerned by the relatively slow growth in the number of Internet subscribers. In 2004, just 15 million Indians were Internet users, a penetration rate of only 1.5 per 100 people. Indian regulators have blamed slow growth on the high cost of PCs, a lack of alternative access technologies and an overall shortage of local content.

In the fixed-line arena, incumbent Bharat Sanchar Nigam Ltd ( BSNL) dominates the market, followed by Tata Teleservices Ltd, Bharti Telecom Ltd, Reliance Infocomm Limited, HFCL Infotel Ltd, Shyam Telelink Limited. Mahanagar Telephone Nigam Ltd (MTNL), which is based in New Delhi, provides fixed-line, cellular and limited-mobility services and Internet access in India's two main telecoms markets, New Delhi and Mumbai, where it faces intense competition from private players.

Given the high cost of broadband services and the country's low teledensity, the broadband market is fragmented and dominated by Dishnet Limited, India's leading high-speed digital subscriber line ("DSL") Internet service provider. Dishnet has some 20,000 subscribers, and has established more than 100 Internet centres providing users with high-speed access to the Internet via DSL. Sify Limited who provides apartment blocks with receiving equipment, recently introduced wireless broadband Internet access.

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

Thailand

Thailand has committed to liberalising its telecommunications market by 2006. A new regulatory body, the National Telecommunication Commission, has been set up to take over the right of CAT Telecom Public Company Limited or CAT (formerly the Communications Authority of Thailand) to grant ISP licences. The government is now actively encouraging computer use and broadband Internet access.

Internet services arrived in Thailand in 1995. There are currently 17 ISPs. In 2003, Shin Satellite's CS Communications Co. Ltd. and Loxley Information Service Company Limited's Point Asia Dot Com, merged due to rising costs, retail price competition and slow growth in subscriber bases. The merger resulted in an ISP that has the largest international bandwidth and subscriber base in the country then. TOT Corporation Public Company Limited ("TOT") and CAT remained the key competitors in the market. TOT was transformed from a state-own enterprise under the control of the country's Transport and Communication Ministry to a public company in July 2002. CAT became a public company in August 2003.

Malaysia

Malaysia's telecommunications network is far more advanced than any other in South-east Asia. TM Net Sdn Bhd ("TM Net"), a wholly owned subsidiary of Telekom Malaysia Berhad (TM), is Malaysia's largest ISP. State-controlled Jaring (Internet service brand of MIMOS Berhad) is due to be merged with TM Net as mandated by the 2004 state budget. TM Net's broadband service, Streamyx, has faced some criticism since its launch in mid-2002 for slow connections and unreliability.

Internet usage has been constrained by the low level of computer ownership and problems with TM's broadband service. Computer ownership is much higher in urban than rural areas and a number of government schemes during 2004 tried to boost demand for computers.

There are three major ISPs operating in Malaysia. ISPs have been plagued by problems such as slow service and interruptions at peak times, but the situation is now improving. An ample supply of cyber-cafés has ensured that Internet access is more widely available than the level of PC ownership would suggest. As of end-September 2004, there were 218,000 broadband subscribers, according to the Malaysia Commission for Multimedia Communications, nearly double the number a year earlier. The majority of these subscribers are connected via asymmetric digital subscriber line ("ADSL").

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

Singapore

Infocomm Development Authority of Singapore ("IDA"). The Group's Singapore ISP business is regulated by the IDA. Before April 1, 2000, the Company operated under an IASP Licence dated September 5, 1995, which expired in September 2000.

On April 1, 2000, the Company was awarded a Facilities-Based Operator ("FBO") Licence by the IDA, which supersedes the IASP License previously held by the Company. With the FBO Licence, the Company is licensed to deploy telecommunications networks, systems and facilities to offer telecommunications switching and/or telecommunications services to other licensed telecommunications operators, business, and/or consumers. On January 1, 2004, the Company transferred the FBO Licence to a wholly owned subsidiary, PIC with IDA's approval. At the same time, the Company was awarded a Services-Based Operator ("SBO") (Individual) Licence by the IDA. The Company's SBO (Individual) Licence allows the Company to lease telecommunications network elements such as transmission capacity, switching services, ducts and fibre from any FBO licensed by IDA, including PIC, to provide telecommunications services to third parties or resell the telecommunications services of FBOs. PIC will meet the telecommunications infrastructure deployment needs of the Company. On July 12, 2004, PI Services was also awarded a SBO (Individual) Licence by the IDA to provide international simple resale services.

The FBO Licence is valid for a period of fifteen years from April 1, 2000 and is renewable for such period as IDA thinks fit and subject to such terms and conditions as may be specified by IDA under the Telecommunications Act, Cap 323. PIC is required to pay an annual fee of 1% of the annual audited gross turnover based on the provision of services under the licence during the financial year, subject to a minimum of S$100,000. The Company's SBO (Individual) Licence is valid for a period of three years from January 1, 2004 and is renewable on a three-yearly basis. An annual licence fee of S$5,000 is payable. PI Services' SBO (Individual) Licence is valid for a period of three years from July 12, 2004 and is renewable on a three-yearly basis. An annual fee of S$5,000 is payable. These licences are non-transferable except with the IDA's prior approval. Other conditions imposed on the Company, PIC and PI Services under the terms of these licences include the obligation to observe price control arrangements imposed by the IDA, to provide access to such company's telecommunications systems to any other requesting IDA-approved licensees, and comply with the provisions under the Code of Practice for Competition in the Provision of Telecommunication Services 2005 (the "2005 Code"), which was issued by the IDA and became effective March 4, 2005.

The 2005 Code is intended to, inter alia, promote the efficiency and international competitiveness of the information and telecommunications industry in Singapore, promote and maintain fair and efficient market conduct and effective competition between players in the telecommunications industry in Singapore and encourage, facilitate and promote industry self-regulation. The provisions under the 2005 Code obligate the Company, PIC and PI Services to, inter alia, observe applicable minimum quality of service standards issued by the IDA, publish information relating to the services provided by the Company, PIC and PI Services including the prices, terms and conditions and service quality information, and prevent unauthorized use of end user services information. Under the Code, licensees (including the Company, PIC and PI Services) must notify IDA with regards to an acquisition of an interest of at least 5% in the licensee. Where the acquisition of ownership interest is 12% or more or where it amounts to a consolidation (as defined in the 2005 Code), the approval of IDA is required.

IDA may vary or amend any of the terms and conditions of the licences by giving the Company, PIC or PI Services, as the case may be, at least one month's prior written notice.

In relation to the provision of Internet access services, IDA's quality of service standards require that the Company must attain the minimum targets of 99% network availability for broadband access (measured in terms of hours of operation), (i.e., Internet connection success rate), 99% leased line service accessibility (i.e., Internet connection success rate), and achieve a maximum service activation time (from the date of receipt of application) of five working days for broadband access and seven working days for leased line access.  In addition, the IDA has set maximum targets of 85 milliseconds and 300 milliseconds for local and international broadband network latency (for round trip) respectively and 90% for broadband bandwidth utilization. The Group's operations in Singapore have complied with, and the Group believes its operations will continue to meet or exceed, the IDA Quality of Service Standards.

As a precondition to the award of the FBO Licence to the Company on April 1, 2000, the Company was required to commit to IDA a total of S$43.0 million worth of capital investment over a three-year period.  In order to secure the Company's due performance of this obligation, the Company was also required to post performance bonds in total value of S$2.15 million in favour of IDA over the three-year period.  The Company has discharged its obligations for the milestones committed for years 2000 and 2001 that are worth S$1.05 million in performance bond value.  In view of changes in technology and customer demand since 2000, the Company had proposed to IDA to change the amount and nature of the capital investments planned for 2002 and 2003 and to extend the fulfillment period in respect of the capital investments by two years. In April 2003, the IDA approved a revised capital commitment of a total of S$2.2 million for the period 2003 to 2005. The revised performance bond for the period 2003 to 2005 is S$0.11 million. The Company has fulfilled the revised capital commitment of S$0.54 million for 2002 and S$1.4 million for 2003 and IDA has discharged the performance bond for 2002 and 2003. With effect from January 1, 2004, PIC assumed responsibility for the remaining capital commitment obligations of S$0.8 million (US$0.5 million). PIC has fulfilled its capital commitment of S$0.6 million (US$0.4 million) for 2004. PIC's remaining capital commitment stands at S$0.2 million (US$0.1 million) to be fulfilled by December 31, 2005 and secured by a performance bond of S$0.01 million (US$6,000).

Media Development Authority of Singapore ("MDA"). Internet service regulation falls under the purview of the MDA, which is a successor organisation to the Singapore Broadcasting Authority, the previous regulator. ISPs (including the Company) are deemed automatically licensed under the MDA's Class Licence Scheme and are required to register with the MDA within 14 days from the commencement of their services as ISPs and pay a license fee of S$1,000 per year. Under the MDA's licensing framework, ISPs are required to block out objectionable sites (which are primarily pornographic sites) as directed by the MDA. ISPs must also use their best efforts to ensure that their services (i) comply with such Codes of Practice that the MDA may issue from time to time (including the Internet Code of Practice); and (ii) are not used for any purpose that is against the public interest, public order or national harmony or that offends good taste or decency.

Internet content providers ("ICPs") in Singapore who provide any programme on the World Wide Web (including the Company, web publishers and web server administrators) are also regulated by the MDA. ICPs are required, inter alia, to use their best efforts to ensure that their programmes conform to such applicable Codes of Practice that the MDA may issue from time to time.

The Company has enhanced an Internet web-caching system, which it believes effectively blocks websites that the MDA has designated as objectionable. In addition, and as contemplated under the Internet Code of Practice, the Company will, when in doubt, seek the MDA's approval of certain of its Internet content to ensure compliance with the MDA's guidelines.

Copyright Act. The Company, as an ISP is subject to the provisions of the Copyright Act which was recently reviewed to implement the provisions of the US-Singapore Free Trade Agreement, to update existing provisions and to promulgate new provisions to address advances in technology. The amendments came into effect on January 1, 2005. One of the new changes relevant to the Company is the limitation of liability of network service providers for infringement of copyright based on various functions carried out by it such as transmission, routing, caching and storage provided that certain conditions are complied with. Depending on which function is at issue, the Company would need to comply with administrative procedures for the taking down of infringing content upon receipt of notice by the copyright owner and the putting back of the same content on counter notice by the website owner.

Hong Kong

The Group's Hong Kong ISP, PIHK , is governed by the Office of the Telecommunications Authority ("OFTA" ), which was established as an independent government department on 1 July 1993 and is the executive arm of the Telecommunications Authority, who is the statutory body responsible for regulating the telecommunications industry in Hong Kong, and is subject to the provisions and regulations under Telecommunications Ordinance, Cap.106

Since June 1995, OFTA has been operating on a trading fund basis, with its funding supported by income derived mainly from license fees.

The work of OFTA is guided by the following policy objectives:

  to enable Hong Kong to be recognized as a world-class telecommunications centre for doing business to ensure that Hong Kong has available high quality telecommunications services at competitive prices to ensure that Hong Kong has high performance in telecommunications as measured against the Organization for Economic Co-operation and Development ( "OECD" ) economies.

Under regulations promulgated under the Telecommunications Ordinance, Internet access services are "public non-exclusive telecommunications services," and the provision of such services requires an annual Internet Access Service Provider Public Non-Exclusive Telecommunications Service License (an "ISP PNET License"). The Group believes that OFTA does not limit the number of ISP PNET Licenses issued, or otherwise regulate the number of ISPs in Hong Kong. PIHK holds one of over 187 ISP PNET Licenses issued by OFTA as of March 3, 2005. OFTA has not granted any exclusive rights to PIHK in the operation of the service under its ISP PNET License. PIHK's current ISP PNET License carries an annual fee of HK$750 and requires PIHK to submit information to OFTA from time to time upon its request The ISP PNET Licence is not transferable without the prior written consent of OFTA. Subject to PIHK's compliance with the conditions and special conditions of the ISP PNET License, the ISP PNET License is renewable on an annual basis.

The scope of services provided by PIHK under its ISP PNET License does not cover international telephone services or external circuits for voice or voice programme transmission. As a result, PIHK has successfully applied for a Fixed Carrier License (External Telecommunications) ("Fixed Carrier License") on August 27, 2004, to support PIHK's expansion in International services (including IDD) and to allow PIHK to enjoy under the industry practice, the benefit of discounted local line price from other Fixed Carrier License holders. However, this license does not allow the licensee to build and provide internal telecommunication service (e.g. public ADSL network). OFTA has not granted any exclusive rights to PIHK in the operation of the service under the Fixed Carrier License. The annual fee payable under PIHK's Fixed Carrier License #048 is HK$200,000 and PIHK is required to submit information to OFTA from time to time upon OFTA request. The Fixed Carrier License is not transferable without the prior written consent of OFTA. The Fixed Carrier License is granted for a period of 15 years and may be extended subject to OFTA review in the year of 2019. Subject to PIHK's compliance with the conditions and special conditions of the Fixed Carrier License, the Fixed Carrier License is renewable annually.

The Philippines

The Group's ISP in the Philippines is subject to Republic Act No. 7925, "An Act to Promote and Govern the Development of Philippines' Telecommunications and the Delivery of Public Telecommunications Services" (the "Philippines Telecommunications Act" or the "PTA"). ISPs are considered value added service providers under the PTA, and as such are required to register with the National Telecommunications Commission (the "NTC"). The Group's ISP in the Philippines has registered with the NTC and will be required to renew such registration prior to January 2007, when its current registration expires. Under present policies, the NTC does not restrict or otherwise limit the number of registrations it issues.

Sections 10 and 11 of Article XII of the Philippine Constitution prohibit telecommunications entities, including ISPs, from having more than 40% of their share capital owned by persons who are not citizens of the Philippines and from appointing any executive managing officer who is not a citizen of the Philippines. Accordingly, there are legal restrictions against the Group acquiring a majority stake in or actively managing its or any other ISP in the Philippines.

With respect to the Group's operations in the Philippines, these are not subject to legal requirements, regulations or restrictions insofar as it concerns the content provided through its Internet services.

On January 5, 2001, the President of the Philippines signed into law Republic Act No. 8992 entitled "An Act Granting the Primeworld Digital Systems, Inc. A Franchise to Construct, Install, Establish, Operate and Maintain Telecommunications Systems throughout the Philippines" which is the telecommunications franchise granted to the Philippine ISP. The said franchise included authority to engage in, inter alia, "mobile, cellular and wired or wireless, fiber optics, multi-channel distribution systems, local multipoint distribution systems, satellite transmit and receive systems and other telecommunications systems and their value-added services such as, but not limited to, transmission of voice, data facsimile, control signals, audio and video, information service bureau and all other telecommunications systems technologies as are presently available or will be available through technical advances and innovations in the future". The franchise has a term of 25 years from date of effect of the said law unless sooner revoked or cancelled by Congress. The law was published in the official Gazette on March 26, 2001 and took effect fifteen (15) days thereafter.

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

Interception. ISPs are required to do their best to prevent their network and facilities being used in the commission of offences against the laws of the Commonwealth, States and Territories. Under the Telecommunications (Interception) Act 1979 (Cth), ISPs are obliged to ensure that their network facility is able to intercept a communication passing over it in accordance with the warrant issued under the Act (Section 324). The ISP must also provide access to the traffic-related data generated to process the traffic. Traffic related data includes signalling information contained within the IP datagrams and calling line identifier of the telephone service used by the interception subject to connect to the ISP (ISPs are only required to provide plain text version of encrypted information where the ISP has itself encrypted information). The Telecommunications (Interception) Amendment (Stored Communications) Act 2004 amends the Telecommunications (Interception) Act 1979 and permits interception of stored communications' in accordance with the Act. VoIP or other communication "stored on a highly transitory basis as an integral function of the technology used in its transmission" are not included within the definition of stored communication'.

E-mail and spamming'. The Spam (Consequential Amendments) Act 2003 (Cth) has also expanded the scope of the Act to cover the e-marketing industry'. All e-marketing activities undertaken by ISP's must comply with the new Spam Act 2003 (Cth) (the "Spam Act"), which came into force on April 21, 2004. The Spam Act introduces a new regime to regulate the sending of commercial electronic messages (being e-mails, SMS's or other electronic messages of a commercial nature with an Australian link). Generally, the Spam Act provides that commercial electronic messages must not be sent without the recipient's prior consent, must contain a functional unsubscribe facility and must accurately identify the sender. The Spam Act also prohibits the use of address harvesting software and any electronic address lists produced by that software. Certain commercial electronic messages may be sent without prior consent and without an unsubscribe facility. These include messages from government bodies, charities, religious organisations and educational institutions and messages that contain only factual information.

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

Although ephemeral content (i.e. e-mails) is exempt from the provisions of the BSA, penalties may be incurred under section 85ZE of Crimes Act 1914 (Cth) for knowingly or recklessly using a carriage service in a manner which would cause an offence to a reasonable adult.

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

Section 29(6) provides that a communication other than a broadcast is taken to have been made by the person responsible for determining the content of that communication. Section 39B also provides the so-called "facilities exception"; that is, persons (including carriage service providers) who provide facilities for the making of communications are not taken to have authorised copyright infringement merely because another person has used the facilities to engage in copyright infringement. The amendments further provide that temporary copies of a work that are made as part of the technical process of accessing such a work on the Internet will not constitute an infringement of copyright.

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

Industry Standards and Codes: Carriage service providers, service providers and others are subject to the regulatory regime administered by the Australian Communications Authority (the "ACA"). Some of the matters that may be dealt with by industry code (which are prepared by the Australian Communications Industry Forum (ACIF)) or industry standard include customer complaints, handling of personal information and accuracy of billing. Compliance with an industry code is voluntary, but compliance with an industry standard is mandatory for an industry standard that applies to participants in a particular section of the telecommunications industry. However, once an industry code is registered, the ACA can direct any participant in a section of the telecommunications industry which is breaching the code to comply with it, whether they are a voluntary code signatory or not. The ACA has registered a substantial number of industry codes, and has revised some of the older ones.

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

Trade PracticesAct: The Trade Practices Act 1974 (Cth) (the "TPA") is a comprehensive legislative framework covering consumer protection, restrictive trade practices and access to essential services such as telecommunications. The Australian Competition and Consumer Commission (the "ACCC") is a government organization responsible for administering and enforcing the provisions of the TPA.

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

US Free Trade Agreement: The US Free Trade Agreement Implementation Act 2004 ("FTA") was passed to implement Australia's copyright obligations under the Australia/US Free Trade Agreement. Under the FTA, the liability of carriage service providers for infringement of copyright in relation to certain categories of activity is limited provided certain conditions are satisfied e.g. having in place a policy that provides for termination, in appropriate circumstances, of the accounts of repeat infringers.

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

A license fee has to be paid by PII for the full duration for which the license is granted. The telecommunications authorities have waived the license fee for a period up to October 31, 2003. A nominal license fee of One Indian Rupee per annum will become payable from November 1, 2003. PII cannot, without prior written consent of DOT either directly or indirectly, assign or transfer its rights to another party either in whole or in part. Any violation of the terms of the license shall be construed as a breach of the License Agreement and the license shall be liable for termination.

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

PII may obtain the transmission link on lease from DOT, licensed basic service operators, railways, state electricity boards, National Power Grid Corporation or any other operator specially authorized to lease such lines to the ISPs. PII may also establish its own transmission links within its service area for carrying traffic originated and terminated by its subscribers, provided that such capacities are not available from any other authorized agencies and subject to consent from the telecommunications authorities.

The Indian laws do not limit or regulate the number of ISPs in India. PII's license is valid for an initial term of 15 years unless terminated earlier in accordance with the terms thereunder. If requested by PII, extension may be granted by the DOT at suitable terms for a period of five years or more at a time.

Pursuant to a notification amending the license of ISPs issued by DOT on December 16, 2004 entitled "Guidelines For Permission To Offer Virtual Private Network ("VPN") Services By Internet Service Providers (ISPs)", any ISP who provides VPN services is required to pay: (i) a one time non-refundable Entry Fee of either Rs.10 crore, Rs.2 crore or Rs.1 crore, as the case may be, for Category A, B and C ISPs respectively; and (ii) an annual license fee at the rate of 8% of its adjusted gross revenue generated under such license, subject to a final determination of the entry fee and annual license fee by DOT after the receipt of recommendations from the Telecom Regulatory Authority of India ("TRAI").   In the event any ISP does not wish to continue with the provision of VPN services after such final determination, such ISP is entitled to a refund of any excess entry and licence fees already paid, which may arise from such final determination, together with interest thereon calculated at prevalent bank rates. In the event any ISP opts to continue with the provision of VPN services after such final determination, any excess entry and licence fees already paid, which may arise from such final determination, together with interest thereon calculated at prevalent bank rates, will be adjusted against future fees payable to DOT.

In addition, any ISP providing VPN services is also required to initially submit a financial bank guarantee ("FBG") of an amount of either Rs.1 crore, Rs.20 lakhs or Rs.10 lakhs, as the case may be, for category A, B and C ISPs respectively. Subsequently, the amount of FBG shall be equivalent to the estimated sum payable by such ISP which is equivalent to its license fee for two quarters and other dues not otherwise securitized and any additional amount as deemed fit by DOT. The guidelines also stipulate that VPN shall be configured on closed user group ("CUG") only and ISPs shall comply with rules and regulations for CUG networks prescribed from time to time by the relevant regulatory authorities.

Thailand

Licences and Approval

Operation. The main licence, which the Group's operational Thai ISP, WNS, is required to hold in order to operate its business, is the licence from CAT Telecom Public Company Limited (formerly, the Communications Authority of Thailand ("CAT"). WNS has the rights to operate Internet services in Thailand under an Internet Service Agreement with CAT. The term of the Internet Service Agreement, which is valid for ten years, will expire on October 30, 2006.

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

The two main pieces of legislation that currently govern the telecommunications business are the Act on Organization For Allocating Spectrum and Radio and Television Broadcasting Supervision and Telecommunication Businesses, (the Frequency Allocation Act), which came into force on March 8, 2000, and the Telecommunications Business Act, which came into force on November 19, 2001. The Telecommunications Business Act and the Frequency Allocation Act are intended to play a key part in the legal reform of the Thai telecommunications market in preparation for its complete liberalization by the year 2006, in accordance with the World Trade Organization's liberalization requirements.

The Frequency Allocation Act provides that licences to use frequencies and licences to operate telecommunications businesses are not transferable. In addition, licensees shall use frequencies by themselves unless otherwise permitted by NTC. The Frequency Allocation Act also provides that the parties to concession agreements will be subject to the regulations to be implemented by NTC. Once implemented, such regulations will apply to WNS, as it is a party to the concession agreements. The Constitution provides that any new laws enacted under Section 40 will not affect any licence, concession or contract valid on the date such law comes into force until the expiration of such licence, concession, or contract. In accordance with this provision, the Telecommunications Business Act contains transitory provisions that allow licences under existing concessions to continue in operation until the expiration of the concession. Therefore, the establishment of NTC is not expected to adversely affect WNS's right to operate its existing business, as provisions in the Constitution, the Frequency Allocation Act and the Telecommunications Business Act clearly state that the contract is still valid until the expiration of the contract. However, as the Telecommunications Business Act empowers NTC to impose conditions and requirements on the issuance of licences, such as qualification of applicants, scope of services, term of licences and universal service obligations, any changes in the current regulatory regime in these areas by NTC may increase the regulatory burden and cause WNS to incur additional compliance costs. Although NTC has been formally appointed on October 1, 2004, the regulations on Internet and telecommunication business are still in the process of consideration. Therefore, it is unclear what the regulatory burdens will be.

Foreign Ownership Restriction

In the past, foreign ownership in a telecommunications company was limited to 49%. The Telecommunications Business Act decreases the permitted foreign shareholding to 25% for certain types of telecommunications operators. This has raised a concern in the industry, as this restriction will limit investment by foreign telecommunications companies. As no conditions or requirements have yet been put in place by NTC, it is unclear whether existing operators who elect to continue to do business under the old concession will be able to retain foreign ownership of up to 49% until such time as they migrate to the new regime. Operators providing telecommunications services under the Telecommunications Business Act are subject to the Trade Competition Act, 1999, as well as NTC regulations governing subsidy, abuse of market power, fair competition and consumer protection.

A draft Telecommunications Business Act (No. 2) has been submitted to the Cabinet for approval. The said draft increases foreign shareholding restrictions from 25% to 49% of the total issued shares. The Cabinet approved the draft Telecommunications Business Act (No. 2), as proposed by the Ministry of Transport and Communications, on May 14, 2002. The draft will be sent to the Council of State and then the Parliament for approval. There can be no assurances that the draft legislation will be adopted. The Group cannot predict how this draft legislation will affect the ownership structure of its business in Thailand in the future.

Malaysia

The Group's Malaysian ISP business is regulated by the Malaysian Communications and Multimedia Commission ("CMC") , a body corporate established pursuant to the Malaysian Communications and Multimedia Commission Act 1998 as the regulator for the converging communications and multimedia industry in Malaysia.

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

Prior to April 1, 2005, the provision of public switched telephone network ("PSTN") telephony and IP telephony services was not permitted under an ASP Class Licence. The Malaysian Minister of Energy, Water and Communications has indicated that with effect from April 1, 2005, all applications services as defined under the relevant licensing regulations (which include PSTN telephony and IP telephony services) will be regulated through Class Licences only.

PIMY has been advised by CMC to apply for a Network Service Provider ("NSP") (Individual) licence due to its operations being beyond the scope of its ASP Class Licence. As at May 15, 2005, PIMY is finalizing its application documents to be submitted to CMC for an NSP (Individual) licence.

Liability of Internet Applications Service Providers for content:While in jurisdictions, such as the United States of America and the United Kingdom, the laws governing liability for content, eg. content which infringes copyright or is defamatory, have been amended to accord innocent carriers a defence provided that they took action to limit dissemination of such content, similar statutory provisions are not yet available in Malaysia.

However, the CMA has introduced self-regulation within the industry whereby the CMC may appoint industry forums to prepare various industry codes. Compliance with these codes is voluntary (other than the consumer codes which must be complied with as a condition of the licence granted by the CMC). In order to encourage compliance, the CMA affords a defence against any prosecution, action or proceeding of any nature, whether in a court or otherwise, which is taken against a person (who is subject to the voluntary industry code) regarding a matter dealt with in that code. The Content Forum has prepared a Content Code which, among others, regulates the provision of content and prescribes measures which ought to be taken by various service providers in relation to content provided through their services. The Content Code also gives innocent carriers' a defence if the communication of offending content is done without control or knowledge by the service provider and if the service provider has complied with the general and special measures prescribed in the Content Code.

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

Liability of Internet Applications Service Providers to consumers: Similar to the Content Forum, the Consumer Forum has been designated to prepare industry codes. Presently, only the General Consumer Code has been registered by the CMC with effect from October 17, 2003, and PIMY must comply with it within six months from the aforementioned effective date. The General Consumer Code sets out the ground rules for a service provider's dealings with consumers, including provisions relating to proper provision of information to consumers regarding the description of the service, the applicable terms and conditions, pricing information, consumer rights of redress, consumer obligations, after sales support; advertising and representation of services; customer billing, charging, collection and credit practices; provisioning of services and fault repair; protection of personal information, mechanism for handling customer complaints, and dispute resolution by inexpensive mediation or other process besides court. All licensees are required to comply with the General Consumer Code by conditions imposed in their licence. In addition, the Consumer Forum has also prepared other sub-codes, including the Internet Access Service Provider Sub-code, which has been submitted to the CMC for registration.

PIMY would also need to comply with the Consumer Protection Act 1999 if the scope of its services include services which are meant for personal, domestic or household consumption. The said Act imposes several implied guarantees on PIMY's provision of such services including its use of reasonable care and skill, and fitness for a particular purpose.

Exchange control regulations:Malaysia has imposed specific foreign exchange controls which regulate, among others, dealings and transactions involving Malaysian currency, ie. Malaysian Ringgit, foreign currencies, gold and Malaysian securities between residents and non-residents. These exchange controls are enacted in the Exchange Control Act 1953, and supplemented by the Exchange Control Notices issued by the Central Bank of Malaysia. As a general rule, the exchange control regulations prescribe that any payments made to or received from a non-resident by a resident, whether in Malaysian Ringgit or foreign currency, would require the prior permission of the Controller of Foreign Exchange ("Controller").

Notwithstanding the general rule, Exchange Control Notice 4 states that the Controller grants his general permission to such payments which do not exceed the value of RM50,000 and are for any purpose other than the import of goods. Where the payment is in a foreign currency of over RM50,000 in value, the general consent of the Controller still applies (provided that the payment is for any purpose other than payment for investment abroad in any form or payment under a guarantee for non-trade purposes) subject to the remitting or receiving banks completing and submitting the requisite administrative documentation. Under the current Exchange Control Notices, there is no restriction on repatriation of capital, profit, dividends, interest and rental income by foreign investors, subject to the applicable reporting requirements.

Payments made for investments abroad or under a guarantee made for non-trade purposes are also subject to the administrative documentation, however the permitted threshold is RM10,000. Where these payments exceed RM10,000 or its equivalent value, the prior approval of the Controller is required.

These exchange control requirements are not industry-specific and being a company incorporated in Malaysia, PIMY will need to comply with these requirements in its dealings with the rest of the Group abroad or any other non-residents. Failure to do so may render PIMY liable for an offence under the Exchange Control Act 1953 which, if found guilty, may result in the payment in question being forfeited or PIMY having to pay a fine of up to three times the value of the payment.

ITEM 4C.   ORGANIZATIONAL STRUCTURE

The following chart illustrates key elements of the corporate structure of the Group (excluding certain intermediate and wholly-owned subsidiaries) as of May 15, 2005:

[1] Pacific Internet (Hong Kong) Limited (formerly known as Pacific Supernet Limited
[2] Pacific Internet Corporation (Hong Kong) Limited (formerly known as Pacific Internet (Hong Kong) Limited
[3] Pacific Internet Services Pte. Ltd. (formerly known as Pacfusion Group Holdings Pte Ltd)
[4] Primeworld Digital Systems Inc. (formerly known as Pacific Internet Philippines, Inc.)
(i) Incorporated in Singapore
(ii) Incorporated in Hong Kong
(iii) Incorporated in Australia
(iv) Incorporated in the Philippines
(v) Incorporated in Bermuda
(vi) Incorporated in Thailand
(vii) Incorporated in India
(viii) Incorporated in Malaysia
Temasek Holdings (Private) Limited (i) ("Temasek")
NASDAQ shareholders
100%
50.48%
MediaCorp Pte. Ltd. (i) ("MediaCorp")
SembCorp Industries Ltd (i) ("SembCorp Industries")
100%
Sembawang Corporation Ltd (i) ("SembCorp")
100%
Sembawang Holdings (Pte) Ltd (i)
100%
91.3%
MediaCorp Investments Pte. Ltd. (i) ("MediaCorp Investments")
SembCorp Ventures Pte Ltd* (i) ("SembVentures")
8.8%
69.9%
28.8%
PACIFIC INTERNET LIMITED (i) ("the Company")
1.3%
100%
Pacific Internet Corporation Pte Ltd (i)
100%
Pacific Internet (Hong Kong) Limited [1] (ii)
100%
Pacific Internet Corporation (Hong Kong) Limited [2] (ii)
100%
Pacific Internet (Australia) Pty Limited (iii)
100%
Pacfusion Limited (v)
100%
Pacific Internet Services Pte. Ltd.[3] (i)
49%
Pacific Digiway Limited (vi)
49%
100%
Pacific Internet (Malaysia) Sdn. Bhd. (viii)
40.0%
49.0%
100%
51%
51%
PW Holding Corporation (iv)
Pacific Internet India Private Limited (vii)
Hunterlink Pty Limited (iii)
Pacific Internet (Thailand) Limited (vi)
31.1%
67.3%
56.7%
100%
100%
92.5%
World Net & Services Co., Ltd (vi)
Primeworld Digital Systems, Inc.[4] (iv)
Zip World Pty Ltd (iii)
Travelfusion.com Limited (v)
Safe2Travel Pte Ltd (i)
49%
Pacfusion.com (Thailand) Limited (vi)

ITEM 4D.   PROPERTY, PLANTS AND EQUIPMENT

The Company's corporate headquarters, the Internet Data Centre, Network Operations Centre and customer support centre are located in several facilities in the Singapore Science Park with a total floor area of approximately 4,323 square meters. The Company has entered into several leases expiring in December 2006. The Company also leases space, typically 25 square meters in several retail centers in Singapore to house its Internet retail shops. The expiry date of the retail leases range from 2005 to 2007.

PIHK's corporate headquarters and customer support centre in Hong Kong are located in the Hong Kong International Trade and Exhibition Center ("HKITEC"). The lease on this facility, occupying a total of approximately 1,680 square meters, is expiring on December 31, 2006. In addition, PIHK leases a total of approximately 250 square metres data center space in Wanchai and Kwun Tong.

PIPH's corporate headquarters, call centre and Internet Data Centre room in the Philippines are located in one facility in Manila, with a total area of approximately 1,813 square meters. This facility is covered under three separate leases with the latest lease expiring in February 2008. Our main IDC is located in Quezon City occupying approximately 190 square metres office unit that also houses Engineering and System Staff. In addition, PIPH also entered into several leases for its POPs and game shops in Cebu, Batangas, Bulacan, Cavite, Laguna and Metro Manila.

PIAU's corporate headquarters in Australia occupies an area of approximately 1,122 square meters at Southbank Boulevard, Melbourne, with the lease expiring in April 2009. PIAU also leases one retail outlet in Sydney and branch offices in Sydney, Brisbane and Newcastle.

PII's corporate headquarters in India is located in Bangalore with a total floor area of approximately 368 square meters, with the lease expiring in July 2006. PII also leases a total floor area of 219 square meters for use as office space, POPs and customer service department in Pune and Mumbai. The lease on customer service department in Pune is expiring May 31, 2007.

PITH's office is currently located in Bangkok with a floor area of 1,405 square meters. In addition, PITH also has one POP located at Chonburi. The lease will expire on March 31, 2006.

PIMY's office is located in Menara Maxis, Kuala Lumpur City Centre. It has approximately 150 square feet. The lease is expiring in October 2005.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the accompanying audited Consolidated Financial Statements and the Notes thereto contained on Form 20F for the year ended December 31, 2004. The Consolidated Financial Statements for the years ended December 31, 2004, 2003, and 2002 have been prepared in accordance with the U.S. Generally Accepted Accounting Principles.

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

The Consolidated Financial Statements of the Group reflect the consolidated results of operations and financial position of the Company and its subsidiaries. On March 16, 2001, the Group, via a restructuring exercise, established that it met the criteria to consolidate the financial statements of PIPH under SFAS 94. Hence, since March 16, 2001, PIPH has been consolidated with the Group's financial statements. Although the Company has indirect ownership of more than 50% for PITH, it will continue to account for the investments in this entity using the equity method until the criteria set under SFAS 94 and EITF 96-16 to consolidate the financial statements of these investments has been met. The Group also accounts for its 49% ownership interest in PII using the equity method. Its interest in the results of operations of PII and PITH are all reflected in the income statement in the line item entitled "Equity in Loss of Unconsolidated Affiliates" for 2002, 2003 and 2004.

In 2004, the Group continued to forge ahead strongly with its broadband and corporate focused strategy. The Group has seen its broadband subscriber numbers increase from 58,030 in year 2003 to 66,830 by the end of 2004. The corporate-focused strategy has resulted in the Group achieving a significant milestone where corporate revenue overtook consumer revenue in 2004. For the year ended December 31, 2004, revenues from the corporate sector contributed to 59% of the total revenues. The Group's regional reach in Asia-Pacific, coupled with its local touch, is the key differentiating factor and its competitive advantage over local ISPs.

The Group closed 2004 with total revenues of S$169.8 million (US$104.0 million) and achieved net profit of S$10.1 million (US$6.2 million). This represents an improvement in revenue and net profit of 1.4% and 109.9% as compared to last year, respectively.

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

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements ("SAB 104"), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

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

Recent accounting pronouncements

Share-Based Payment

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004) - Share-Based Payment("SFAS No. 123R"), which is a revision of SFAS No. 123. SFAS No. 123R supercedes APB No. 25 and amends FASB Statement No. 95 - Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123R must be adopted in the interim or annual period of the registrant's first fiscal year beginning on or after December 15, 2005.  Early adoption will be permitted in periods in which financial statements have not yet been issued.  We expect to adopt SFAS No. 123R on January 1, 2006.

SFAS No. 123R permits public companies to adopt its requirements using one of two methods:

(i)	A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.
(ii)	A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Group is currently evaluating the above methods of adoption.

As permitted by SFAS No. 123, the Group currently accounts for share-based payments to employees using APB No. 25's intrinsic value method. Accordingly, the adoption of SFAS No. 123R's fair value method will have a significant impact on the Group's results of operations, although it will have no impact on the Group's overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Group adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 3 of Item 18. Financial Statements.

ITEM 5A.   RESULTS OF OPERATIONS

2004 Compared to 2003

Net Revenues

Net revenue for the year increased by 1.4% compared to last year. This was mainly contributed by the increase in broadband and value added services.

Dial-up Access. Dial-up revenue for the year was S$38.7 million (US$23.7 million), accounting for 22.8% of total revenues, down from 28.5% one year ago at S$47.8 million (US$29.3 million). The Group ended the year with 388,960 dial-up subscribers, a 3.0% improvement from a year ago. As noted in the past trends, the Group's more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband. The increase in the subscribers in PIPH was largely from the lower priced prepaid service compared to the traditional post paid dial-up services.

Broadband Access. Broadband revenue for the year rose 19.7% to S$80.1 million (US$49.1 million) compared to last year. As of December 31, 2004, the Group had 66,830 broadband subscribers, a growth of 15.2% over the previous year. The strong growth in broadband revenue was principally driven by the increase in corporate broadband subscribers in Singapore, Hong Kong and Australia. For the year ended December 31, 2004, PIAU's broadband revenue increased 48.6% whilst subscriber base increased almost double to 17,160. For the same period, the Company improved its broadband revenue by 13.3% to S$33.7 million (US$20.6 million). PIHK also recorded a healthy broadband revenue growth of 7.2% for the year compared to last year. The increase in broadband revenue from the growth in subscriber base was partially offset by reduction brought about by decreasing broadband average revenue per user ("ARPU"). In terms of revenue mix, broadband revenue contributed 47.2% of the Group's revenue for the year, an increase from a 40.0% contribution in 2003. Moving forward, PacNet expects broadband to continue to be the key revenue driver.

Leased Lines. Leased line revenue for the year was S$21.0 million (US$12.9 million), representing a decline of 8.3% when compared to last year. The reduction in consolidated subscriber base was a result of the small-and-medium businesses turning to more affordable corporate broadband alternatives. In summary, revenues declined largely due to migration from existing leased line to more affordable alternatives and erosion of ARPU.

Value-Added Services ("VAS"). The Group currently provides a variety of VAS. This includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc. VAS revenue grew to S$18.4 million (US$11.3 million) this year, representing an increase of 14.5% year-on-year.

Commission revenues. Commission revenues relate to travel commission generated by the Group's travel arm - Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned total commission revenue of S$6.5 million (US$4.0 million), representing 5.0% of its gross ticket sales of S$130.7 million (US$80.1 million). Although the commission revenues are recorded net, Safe2Travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group's balance sheet relative to its revenues and cost of sales. As of December 31, 2004, Safe2Travel's gross accounts receivable and accounts payables was S$10.3 million (US$6.3 million) and S$3.3 million (US$2.0 million), respectively. Commission revenues for 2004 decreased by 4.0% compared to 2003 mainly due to intense competition faced by the travel industry.

Other revenues. Other revenues include interconnect revenue, e-services revenue, online gaming revenue and system integration revenues. For the year, other revenues reduced by 28.4%, compared to one year ago. This was largely due to a reduction in the Company's interconnect revenue and reduction in e-services revenue. The reduction in interconnect revenue was due to the expiry of the interconnect contract between the Company and SingTel in September 2003.

Cost of Sales and Gross Profit

The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group's modem pool. When compared to last year, cost of sales for the year increased 3.2% and gross margin for the year declined slightly from 55.9% to 55.1%. The reduction was mainly due to competitive pricing pressure.

Operating Expenses

Staff Costs. Staff costs for the year was flat as compared to the previous year. The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. Stock options granted under the 4th tranche of 1999 Stock Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No.25 and FASB interpretation No.44, Issue 31 ("EITF 00-23 Issue 31"). As of December 31, 2004, there are 87,500 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was S$0.2 million (US$0.1 million) as compared to S$2.1 million (US$1.3 million) last year. The total stock-based compensation cost recognized by the Group for the year was S$0.8 million (US$0.5 million) compared to S$2.4 million (US$1.5 million) last year. Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 29.0% and 28.3% for this year and last year respectively. The Group's staff strength including the unconsolidated affiliates as at year-end was 1,119 compared to 1,122 one year ago.

Sales and Marketing Expenses.Sales and marketing expenses for the year was S$5.5 million (US$3.4 million). For the year, sales and marketing expenses showed a decrease of 8.1% compared to last year. This decline is a result of on-going efforts to achieve revenue growth without proportionate increase in sales and marketing expenses.

Other General and Administrative Expenses ("Other G&A"). Other G&A consists mainly of traveling expenses, office expenses and professional and consultancy fees. For the year, other G&A accounted for 9.1% of net revenues, compared to 10.1% one year ago. The Group will continue to monitor this closely to ensure that increase is in line with business growth.

Depreciation and Amortization.Depreciation and amortization decreased 16.3% for the year ended December 31, 2004 compared to last year. The reduction is due to lower depreciation charges.

Allowance for Doubtful Accounts Receivable.For the year ended December 31, 2004, allowance for doubtful accounts receivable decreased 27.6% compared to last year, a result of more effective credit management.

Other Income (Expenses)

Other income / (expenses) consists largely of equity in gains of unconsolidated affiliates, net loss in foreign exchange and interest income earned.

Equity in gain of unconsolidated affiliates was contributed by gain incurred by the Group's operations in Thailand but offset by the loss in operations in India. Compared to 2003, the Group has recorded a gain in affiliates for the year, an increase of 225.4% due to better results from the affiliates. This trend is expected to continue as these operations mature and grow.

Net loss in foreign exchange was mainly due to exchange differences arising from funding of operations in Hong Kong and the Philippines using Singapore dollars. These are largely due to the weakening of their currencies against the Singapore dollar.

Cumulative Effect Adjustment

In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement. SFAS 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognized by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

Extraordinary Item

This relates to a gain arising from the acquisition of the balance of 7.89% shareholding in Pacfusion from the minority shareholder in January 2004 whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.

Net Income

The Group's full-year net income of S$10.1 million (US$6.2 million) is a marked improvement from a full-year net income of S$4.8 million (US$3.0 million) one year ago. Revenue growth, effective costs management, better equity profit of associated companies were the main contributors to this improvement. A more effective tax rate across the Group and the extraordinary gain on acquisition of Pacfusion's shares from minority interest also contributed to the improved results.

2003 Compared to 2002

Net Revenues

The Group ended 2003 with total revenues of S$167.5 million, up 6.7% from last year. 2003 was a challenging year typified by weak economic conditions aggravated by war in Iraq and the SARS outbreak. Broadband continued to be the leading segment in terms of revenue growth while dial-up revenues continued to decline. This is the trend observed in Singapore, Malaysia and Australia as users continue to migrate to higher speed broadband services as they become available at affordable prices. On the other hand, in the Philippines, dial-up is still the primary source of Internet access as broadband services are not widely available or affordable.

Dial-up Access. Dial-up revenue for 2003 was S$47.8 million, accounting for 28.5% of total revenues, down from 37.2% in 2002 at S$58.4 million. The Group ended 2003 with 377,700 dial-up subscribers. This was due to continued migration from the Group's more Internet savvy dial-up customers to higher-speed access i.e. broadband. The increase in the subscribers in the Philippines, India and Thailand was largely from the lower priced prepaid service compared to the traditional post paid dial-up services.

Broadband Access. Broadband revenue for 2003 grew 60.7% to S$66.9 million compared to 2002. As of December 31, 2003, the Group had 58,000 broadband subscribers, a growth of 56.3% from 2002. The strong growth in broadband revenue was principally driven by the increase in broadband subscribers in Singapore, Hong Kong and Australia. For the year ended December 31, 2003, PIAU's broadband revenue increased 139.3% whilst subscriber base increased more than double to 10,300. For the same period, Pacific Internet improved its broadband revenue by 61.3% to S$29.7 million. Despite intense competition in the broadband market, PIHK, the Group's second largest revenue contributor, was able to record a healthy broadband revenue growth of 25.7% year-on-year. The increase in broadband revenue from the growth in subscriber base was partially offset by a decrease in revenue as a result of a reduction in broadband average revenue per user ("ARPU"). Competition resulted in downward price pressures, which in turn fueled demand. In terms of revenue mix, broadband revenue contributed 40.0% of the Group's revenue for 2003, a significant increase from its 26.5% contribution in 2002.

Leased Lines. Leased line revenue for 2003 was S$22.9 million, representing a decline of 11.2% when compared to 2002. Revenues declined largely due to erosion of ARPU. As an indication, PacNet's monthly ARPU for the fourth quarter of 2003 dropped 6.7% from S$1,720 to S$1,604 year-on-year.

Value-Added Services ("VAS"). VAS includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access and data services. VAS revenue grew to S$16.0 million in 2003, representing an increase of 23.3% year-on-year. The increase was largely due to Pacific Internet's anti-virus service launched in July 2003.

Commission revenues. Commission revenue relates to travel commission generated by the Group's travel arm -Safe2Travel, which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies EITF 99-19 Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned total commission revenue of S$6.8 million, representing 5.2% of its gross ticket sales of S$130.6 million. Although the commission revenues are recorded net, Safe2Travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group's balance sheet relative to its revenues and cost of sales. As of December 31, 2003, Safe2Travel's gross accounts receivable and accounts payables was S$12.2 million and S$4.7 million, respectively. Commission revenue for 2003 registered a decrease of 24.7% when compared to 2002, this was due to reduced travel caused by the war in Iraq and the SARS outbreak in the first and second quarter of 2003.

Other revenues. Other revenues include interconnect revenue for dial-up traffic terminating into the Pacific Internet's network, e-commerce revenue, online gaming revenue and system integration revenues. In 2003, other revenues reduced by 23.1%, compared to 2002. This was largely due to a reduction in Pacific Internet's interconnect revenue and reduction in e-services revenue. The reduction in interconnect revenue was due to the expiry of the interconnect contract between Pacific Internet and SingTel in September 2003.

Cost of Sales and Gross Profit

The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunications costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group's modem pool. When compared to 2002, cost of sales for 2003 increased 14.3% and gross margin for 2003 declined slightly from 58.8% to 55.9%. This reduction was caused by the shift in revenue mix from higher yield dial-up and leased line business to the lower yield broadband business.

Operating Expenses

Staff Costs. Staff costs as a percentage of gross revenue increased slightly from 29.0% in 2002 to 29.7% in 2003. This was due to annual revisions in salaries and higher stock-based compensation costs. The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. Stock options granted under the 4th tranche of 1999 Stock Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31 ("EITF 00-23 Issue 31"). As of December 31, 2003, there are 198,600 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was S$2.1 million. No compensation costs were recorded for these options in the last year since they had zero intrinsic value then. The Group for the year of 2003 has recognised a total stock-based compensation cost of S$2.4 million compared to 2002 of S$0.4 million. Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 28.3% and 28.8% for 2003 and 2002 respectively. Staff productivity also improved as evidenced by the increase in the revenue per employee per quarter from S$38,000 in the fourth quarter of 2002 to S$43,000 in the fourth quarter of 2003. The Group's staff strength as at year end was 1,025 compared to 1,056 one year ago.

Sales and Marketing Expenses. Sales and marketing expenses for 2003 was S$6.0 million representing an increase of 7.5% compared to 2002. The increase in sales and marketing expenses for the year was mainly due to the increased acquisition efforts for broadband subscriber growth, particularly in Australia. As a percentage of total revenue, the sales and marketing expenses for the year was 3.5% for 2002 and 3.6% for 2003 with a slight increase of only 0.1%.

Other General and Administrative Expenses ("Other G&A"). Other G&A consisted mainly of traveling expenses, office expenses and professional and consultancy fees. For 2003, these were 10.1% of net revenues, compared to 11.7% in 2002.

Depreciation and Amortization. Depreciation and amortization decreased 12.8% for the year ended December 31, 2003, compared to 2002. The reduction is due to lower depreciation charges.

Allowance for Doubtful Accounts Receivables. For the year ended December 31, 2003, allowance for doubtful accounts receivables decreased 21.2% compared to 2002. The decrease was largely due to improvement in credit management.

Other Income (Expenses)

Other income / (expenses) consisted largely of equity in losses of unconsolidated affiliates, net gain in foreign exchange and interest income earned.

Equity in losses of unconsolidated affiliates comprises mainly losses incurred by the Group's operations in Thailand and India. Compared to 2002, losses from these affiliates for 2003 were reduced by 86.0% due to revenue growth.

Net gain in foreign exchange was mainly due to exchange differences arising from funding of operations in Australia using Singapore dollars. These were largely due to the strengthening of the Australian dollar against the Singapore dollar in 2003.

Cumulative Effect Adjustment

In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations("SFAS 143") , which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

SFAS 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognised by the Group in the first quarter of 2003 was S$0.2 million.

The depreciation and accretion charge for the year ended December 31, 2003 was S$34,000 and S$16,000 respectively. They have been included under "Other General and Administrative Expenses" and "Depreciation and Amortization" respectively.

Net Income

The Group's full-year net income of S$4.8 million is a marked improvement from a full-year net income of S$2.9 million one year ago. Revenue growth and effective costs management were the main contributors to this improvement. The Group's full-year net income would have been S$7.4 million, had stock-based compensation and cumulative effect adjustment - net of tax pertaining to asset retirement obligation charge not been accounted for in 2003.

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

Certain of the Group's international transmission capacity charges are denominated in U.S. dollars, and purchase orders for certain equipment may from time to time be denominated in U.S. dollars. For the year ended December 31, 2004, the Group did not enter into hedging transactions with respect to these foreign currency risks. However, the Group may evaluate the appropriateness and effectiveness of hedging such risks in the future.

The Group recognized a net foreign exchange loss of S$0.7 million, gain of S$0.5 million and loss of S$0.4 million (US$0.3 million) for the years ended December 31, 2002, 2003 and 2004, respectively.

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

The following table summarizes the Group's statements of cash flows for the periods presented:

As of December 31, 2004, the Group held cash and cash equivalents of S$58.0 million (US$35.5 million). Total cash generated for the year was S$16.2 million (US$10.0 million). For the year ended December 31, 2004, operating activities generated cash of S$23.4 million (US$14.3 million) as a result of strong operating performance. This was offset by the outflow of S$8.2 million (US$5.0 million) in investing activities, which were mainly acquisition of fixed assets. Cash provided by financing activities amounted to S$1.0 million (US$0.6 million) primarily from the issue of ordinary shares through employees' exercises of stock options pursuant to PacNet's employee stock option plan.

The Group believes that its existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations, will be adequate to satisfy its operating and capital requirements through 2005.

Borrowings

As of December 31, 2004, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks of S$25.8 million (US$15.8 million). The weighted average interest rate was 1.85% per annum. Total unused credit facilities available to the Group as of December 31, 2004 were S$17.0 million (US$10.4 million), respectively.

Commitments for Capital Expenditures

PIC has committed to IDA that it will spend S$0.2 million (US$0.1 million) over a period of one year, largely on capital equipment and infrastructure.

See "Item 5F. Tabular disclosure of contractual obligations"for further details on specific contractual obligations as of December 31, 2004.

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

The Group has implemented transparent caching, by using Layer 4 switching technology together with their network architecture for web pages on all its regional hubs. The aim of the project is to achieve load balancing, efficient use of international bandwidth and fast surfing experience for the end users. The Group has introduced high-end routers and switches (from Cisco Systems and Juniper Network) to their Core Network, so as to achieve Telco-grade solution to deliver a higher quality of service and ensure capacity to meet higher customer demands.

The Group excluding PII, PIMY and PIPH started offering broadband services by using the wholesale solution from the local Telco infrastructure as well as building our own infrastructure. The Broadband solution will be provided to all the customers, i.e. consumer and corporate, as Broadband (i.e. ADSL, SHDSL) is where we believe the growth will be for the following years in the Asian region. The Group will also continue to offers services based on wireless technology such as IEEE802.11a/b/g and IEEE802.16 as well as the convergence towards interoperability (together with Broadband technology).

The Group's product development function is undertaken by a product team who work closely with backend engineers to constantly innovate and develop new services. This development includes Internet Telephony, Video Conferencing, Managed Security as well as roaming services.

The Group has developed a unified RADIUS solution for use in its regional network for authentication, accounting and access control to the services it offered. The goal is to achieve simplicity, reliability and to cater for better control in the Group's own service offerings. The Group has also developed an application for control of duplicate logins in its dialup access pool.

The Group is continuously looking into evaluation of new system technologies, applications and hardware, which includes but is not limited to: enterprise storage systems from IBM, SUN, COMPAQ and HDS; Linux and Open-Source solution; WAP servers and applications; Unified Messaging Systems; telecommunications systems which combined the traditional circuit switch network with the VoIP technology; integration of VoIP into e-commerce solutions, helpdesk support systems; centralize technical/customer support system; wireless access; broadband access; open-sources technology; and latest technology from Microsoft.Net architecture.

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

Trademarks. Pacific Internet Limited is the registered proprietor of the "Pacific Internet" trademark and/or logo in various classes in Australia, China, Hong Kong, Indonesia, Japan, Korea, Malaysia, Philippines, Singapore, Thailand, Taiwan and the US. The application for the same is pending in India. However, no assurance can be given that the application in India will be successful. However, an individual from whom the Group acquired the "Pacific Internet" service mark in 1999 was granted the right to use the mark in California. The Group has also registered the "Pacific Supernet" trademark and logo in Hong Kong, the "PI Mall" trademark and logo, "Safe2Travel.com" trademark and the "paGn" trademark and logo in Singapore. The applications for the "Pacific Internet" and Chinese Characters marks in Hong Kong are pending and the application for the registration of the "PacP!us" trademark in Singapore is pending. The laws of the countries in which the Group currently operates or may in the future operate may treat the protection of proprietary rights differently from, and may not protect the Group's proprietary rights to the same extent as do, laws in the US. The Group expects that it may license in the future, certain of its proprietary rights, such as trademarks, to third parties.

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

ITEM 5F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the payments due for specific contractual obligations as of December 31, 2004:

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding the directors and senior management of Pacific Internet as of May 15, 2005:

Name	Age	Position
Directors:
Low Sin Leng(3)(5)	52	Director/ Chairman of the Board of Directors
Tan Tong Hai	42	Director/President and Chief Executive Officer
Tsao Yuan Mrs Lee Soo Ann(2)(7)(10)	49	Director
Chong Phit Lian	53	Director
Yeo Wee Kiong(2)(6)(8)(9)	49	Director
Wee Thiam Kim Lawrence(4)(6)(8)(10)	54	Director
Yeo Siew Chye(10)	50	Director
Wong Cheong Fook David Cecil Vivian(1)(10)	51	Director
Chua Kee Lock(4)(10)	44	Director
Linda Hoon Siew Kin	42	Alternate Director to Chong Phit Lian

Senior Management:
Tay Kuan Ming	41	Acting Chief Financial Officer
Kuk Cho Yiu	33	Managing Director, Hong Kong
Julia Theresa S. Yap	43	President & Managing Director, The Philippines
Dennis Muscat	48	Managing Director, Australia
Prithayuth Nivasabutr	47	Managing Director, Thailand
Raman s/o Palaniappan	39	Vice President, India Operations

(1)	Chairperson of Audit Committee
(2)	Member of Audit Committee
(3)	Chairperson of Executive Committee
(4)	Member of Executive Committee
(5)	Chairperson of Compensation & Administrative Committee
(6)	Member of Compensation & Administrative Committee
(7)	Chairperson of Nominating Committee
(8)	Member of Nominating Committee
(9)	Chairperson of Litigation Committee
(10)	Member of Litigation Committee

Biographical Information

Low Sin Leng was appointed as a director in December 2000. She was appointed Deputy Chairman on April 2002 and has served as Chairman of the Board of Directors since February 19, 2004. Ms Low is currently Senior Executive Director in the Chief Executive's Office at SembCorp Industries. Her previous appointments include Executive Vice President of Singapore Power where she also headed its telecom subsidiary SP Telecommunications as its Managing Director. Prior to Singapore Power, Ms Low served in various senior positions in the Singapore Government including the Ministries of Finance, Education and Trade & Industry.

Tan Tong Hai was appointed as a director in March 2001. Mr Tan is also the President and Chief Executive Officer of Pacific Internet. Mr Tan has over 15 years of experience in the technology industry, 11 of which were with IBM. While at IBM, he held several senior appointments including General Manager of International Applications Solutions, a system integration service provider wholly owned by IBM Singapore. Mr Tan previously led StarHub Internet, one of Singapore's major Internet service providers, and an Internet venture company focusing on incubator services for start-ups. Mr Tan is the President of the Association of the Telecommunications Industry of Singapore ("ATIS") and a member of the Singapore Chinese Chamber of Commerce & Industry IT advisory panel.

Phua Chin Chor resigned from the Board of Directors on May 20, 2004.

Tsao Yuan Mrs Lee Soo Ann was appointed as a director in October 2000. Dr Lee Tsao Yuan holds directorship positions in Keppel Corporation Limited, Oversea-Chinese Banking Corporation Ltd and Skills Development Centre Pte Ltd where she is Executive Director. Dr Lee was previously Director of the Institute of Policy Studies, Chairman of the International Trade Institute of Singapore and Governor of the United World College of South East Asia. She also served as a Nominated Member of Parliament in Singapore for two terms. Dr Lee holds a Bachelor of Economics and Statistics with First Class Honours from the University of Singapore and a Ph.D. in Economics from Harvard University.

Chong Phit Lian was appointed as a director in April 2002. She is currently President and Chief Executive Officer of Singapore Mint and concurrently President and Chief Executive Officer of Singapore Precision Industries Pte Ltd, a wholly owned subsidiary of SembCorp Industries. She has served in various portfolios within the SembCorp group of companies where she was involved in investment and acquisition of new businesses. Ms Chong is trained in product engineering, manufacturing technology and business administration.

Yeo Wee Kiong was appointed as a Director in April 2002. Mr Yeo is also the Managing Director of Yeo Wee Kiong Law Corporation. Mr Yeo was previously Senior Partner at Rajah and Tann and a Director at the former National Science & Technology Board. Mr Yeo currently sits on the board of several listed companies and government linked companies. He holds a first class honours degree in Mechanical Engineering from the University of Singapore, an LLB (honours) from the University of London and an MBA from the National University of Singapore. He is a Barrister-at-Law with Lincoln's Inn in England and an Advocate and Solicitor in Singapore.

Wee Thiam Kim Lawrence was appointed as a Director in April 2002. Mr Lawrence Wee is currently President, Asia Pacific, of McAfee Inc. Mr Wee was previously Senior Vice President of Computer Sciences Corporation in Asia, and Vice President & Managing Director of Ariba Singapore. Mr Wee served most of his career with IBM where he held several senior positions in Asia.

Yeo Siew Chye was appointed as a Director in January 28, 2004. Mr Yeo sits on the Board of the Media Development Authority of Singapore and the Republic Polytechnic Board of Governors. Mr Yeo is currently President, Southeast Asia & India, at Electronic Data Systems Corporation. Prior to this, he served as Chief Executive Officer at the Singapore Computer Systems and Chief Executive Officer at the former National Computer Board. Mr Yeo has a Masters in Engineering Science from Oxford University, an MBA from the University of Southern California and an MSc from the National University of Singapore.

Wong Cheong Fook David Cecil Vivian was appointed as a Director in March 8, 2004. Mr David Wong is Chairman of EM Services Pte Ltd and a Director at Oversea-Chinese Banking Corporation Limited, Bank of Singapore Ltd, Ascendas-MGM Funds Management Ltd, LMA International NV and Pan-United Marine Limited. Mr Wong was a Partner at Ernst & Young where he established and managed its Singapore consulting division. He was also Group Managing Director of Wearnes Technology, a division of Singapore-listed WBL Ltd. Mr Wong holds a BA (Honours) in Economics and a MA from the University of Cambridge. He is also a Member of the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants in Singapore.

Chua Kee Lock was appointed as a Director in July 29, 2004. Mr Chua is currently Managing Director of Walden International, a US venture capital firm focusing on technology related investments in the USA and in Asia. He also sits on the Board of Logitech International S. A. - a company listed in Switzerland and on NASDAQ. Mr Chua was previously President of MediaRing Ltd before joining Singapore-listed Intraco Limited as Chief Executive Officer and Natsteel Limited as Deputy President. Mr Chua has a BSc degree in Mechanical Engineering from the University of Wisconsin, and a MSc in Engineering from Stanford University.

Linda Hoon Siew Kin was appointed as alternate director to Chong Phit Lian on May 11, 2004. Ms Hoon is currently Senior Vice President and Group General Counsel, Group Corporate Legal of SembCorp Industries.

Tay Kuan Ming has served as Acting Chief Financial Officer since November 2003. He first joined the Company as Vice President, Finance on August 2001. Prior to Pacific Internet, Mr Tay was co-founder and head of finance of Warranty Plus Pte Ltd, the first auto warranty administration company in Asia. He has more than 13 years of finance and accounting experience with multinational corporations such as Ernst & Young, 3M and English China Clays International. Mr Tay is an Associate Chartered Accountant with the Institute of Chartered Accountants in England & Wales.

Kuk Cho Yiu Eddy was appointed as Managing Director of PIHK since January 2002. He first joined PIHK as Account Manager in August 1997. Mr Kuk currently sits on the Executive Committee of the Hong Kong Internet Service Providers Association, Internet & Telecom Association of Hong Kong and Hong Kong Information Technology Federation.

Julia Theresa S. Yap has served as President & Managing Director of PIPH since April 1997, and was one of the original incorporators of PIPH in 1996. Prior to PIPH, Ms Yap was Vice President of Citibank Manila for nine years where she worked in areas like risk and relationship management for the Institutional Bank. Ms Yap was also previously with the National Economic Development Authority, the Central Bank of the Philippines and the Federal Reserve Bank of San Francisco. She is the current serving President and Board member of the Philippine Internet Services Organization.

Dennis Muscat was appointed as Managing Director of PIAU in August 2001. He first joined PIAU as Financial Controller in February 1999. Prior to joining Pacific Internet, Mr Muscat held various management positions including Executive Manager of Finance at MITS Limited, Manager Group Accounting & Finance (Commodity Trading Division) with Fosters Brewing Group, and Management Consultant with SIP Pty Limited. Mr Muscat sits on the Board of Service Providers Association Inc (SPAN), the national body that represents communications service providers in Australia.

Prithayuth Nivasabutr has served as Managing Director of PITH since November 2000. Mr Nivasabutr was previously Director for Mastercard International in Thailand and founding Managing Director of Posnet Co. Ltd., a subsidiary of Thailand's Samart Telecoms. Mr Nivasabutr had worked in the US with McDonnell Douglas Corporation where he managed both regional and national support services divisions.

Raman s/o Palaniappan has served as Vice President, Indian Operations since April 2003. Mr Palaniappan was previously with Nippecraft where he conceptualized and rolled out new digital products and built regional distribution network to drive the company's business diversification efforts. Mr Palaniappan was previously with StarHub as part of the company's pioneer team. He was a lead member of the consumer business and multimedia product development teams and subsequently assumed regional management position for international partnerships with operations in South Asia, Europe, and the United States.

ITEM 6B.   COMPENSATION

Compensation of Directors. For the year ended December 31, 2004, the aggregate amount of compensation accrued by the Group to all of its directors was approximately S$1.9million (US$1.2 million), other than reimbursement of all reasonable expenses for attendance at Board meetings.

Compensation of Senior Management. For the year ended December 31, 2004, the aggregate amount of compensation accrued by the Group to all of its senior management was approximately S$1.3 million (US$0.8 million).

As at December 31, 2004, options to subscribe for 1,465,478 ordinary shares were issued and outstanding, of which 290,000 and 268,450 were held by directors and senior management respectively. These options were granted under the 1998 Employees' Share Option Plan and 1999 Share Option Plan. The exercise price of these options range from US$3.09 to US$32.48. The expiration dates of these options range from February 2004 to March 2009, subject to annual vesting requirements.

ITEM 6C.   BOARD PRACTICES

The minimum number of directors required under our Articles of Association (the "Articles") is two. During the year, Mr Ko Kheng Hwa and Mr Phua Chin Chor resigned from the Board on February 19, 2004 and May 20, 2004 respectively while Mr Yeo Siew Chye, Mr David Wong and Mr Chua Kee Lock were appointed to the Board on January 28, 2004, March 8, 2004 and July 29, 2004 respectively.

Ms Low Sin Leng was appointed Chairman of the Board of Directors on February 19, 2004, in place of Mr Ko Kheng Hwa. As of May 15, 2005, the Board consists of nine members.

With the exception of Ms Low Sin Leng, whose appointment as Chairman is for a fixed term ending on February 18, 2007, there is no fixed term of office for any of the other directors and the directors of the Company are not subject to retirement under the Articles. However, under the "Guidelines For the Selection of Directors" adopted by the Board on May 9, 2003 (as amended), the Nominating Committee and the Chairman of the Board will review each director's continued tenure on the Board at least every three years, or at such other frequency, as the Board deems necessary. On May 20, 2004, upon review by the Nominating Committee and the Chairman of the Board, it was resolved that: (1) the tenure of Dr Lee Tsao Yuan as a director of the Company be extended to October 25, 2006; and (2) the tenure of Mr Tan Tong Hai as a director of the Company be extended for as long as he remained the President and Chief Executive Officer of the Company.

The Company's Articles of Association permit a director to appoint an alternate director, approved by a majority of the Board of Directors to act in the place of the director where he is unable to perform certain or all of his duties as a director at any one time or for a certain period of time. Under Singapore law, an alternate director is considered to be a full director by law and hence accountable to the Company for his or her actions as director during the period when he or she acts as an alternate director.

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

As of May 15, 2005, the EXCO comprises of three members, namely, Ms Low Sin Leng, Mr Lawrence Wee and Mr Chua Kee Lock. With Mr Ko Kheng Hwa's resignation as Chairman and Director, he also ceased to be Chairman of the EXCO on February 19, 2004. Ms Low Sin Leng was appointed as the new EXCO Chairperson in place of Mr Ko on the same day. The EXCO meets regularly and has also been delegated authority to exercise certain of the Board's powers in fulfilling its charter. The President and Chief Executive Officer is responsible for the overall management and day-to-day operation of the Company. The Board has conferred upon the EXCO and the President and Chief Executive Officer certain discretionary limits and authority for capital expenditure, budgeting and human resource management. The EXCO met a total of three times in 2004.

Audit Committee

As of May 15, 2005, the Audit Committee ("AC") consists of three members from the Board. They are Mr David Wong, Dr Lee Tsao Yuan and Mr Yeo Wee Kiong, all of whom are independent. Mr David Wong, whom the Board had determined to have met the criteria of an "audit committee financial expert" as defined by the regulations of the United States Securities and Exchange Commission, was appointed as the Chairman of the AC on March 8, 2004.

The AC discharges its functions of assisting the Board in fulfilling its fiduciary responsibilities relating to corporate governance and reporting practices of the Company. In the discharge of its functions, the AC may seek guidance from the best corporate governance practices in Singapore, including without limitation the Code of Corporate Governance issued by the Corporate Governance Committee in Singapore and the SGX Securities Trading Listing Manual issued by the Singapore Exchange Limited, to the extent that such practices are not inconsistent with the regulatory requirements of the US Securities and Exchange Commission or the NASDAQ National Stock Market applicable to it. The AC met a total of five times in 2004.

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

Ms Low Sin Leng, Mr Lawrence Wee and Mr Yeo Wee Kiong were appointed to form the CAC. The CAC, comprising all non-executive directors who are not employees of the Company, will carry out the dual function of deciding on compensation for key employees, Board of Directors and administering Company-wide incentive schemes such as the Company's share option plans. The CAC met a total of two times in 2004.

Litigation Committee

The Litigation Committee ("LC"), comprising exclusively of independent directors, was established in November 2002 to decide on the Company's defence of the US IPO allocation class action litigation. As of May 15, 2005, the Litigation Committee comprises of six members, namely, Mr Yeo Wee Kiong, Dr Lee Tsao Yuan, Mr Lawrence Wee, Mr Yeo Siew Chye, Mr David Wong and Mr Chua Kee Lock. The LC met once in 2004.

See "Item 8A. Consolidated Statements and Other Financial Information - Other Information"for further details on the US IPO allocation class action litigation against the Company.

Nominating Committee

In January 2003, the Board approved the establishment of the Nominating Committee ("NC"), consisting of independent directors. The primary purpose of the NC is to develop and recommend the Board's criteria for the selection of new directors, identify individuals qualified to become Board members in accordance with such criteria and to make recommendations on such qualified candidates for appointment to the Board. As of May 15, 2005, the NC comprises of three members, namely Dr Lee Tsao Yuan, Mr Lawrence Wee and Mr Yeo Wee Kiong.

ITEM 6D.   EMPLOYEES

The information presented below indicated the number of employees the Group employed for the years ended December 31, 2002, 2003 and 2004:

The following table summarizes the functional distribution of the Group's full-time ("F") and Full Time Equivalent ("FTE") employees in the Company and its consolidated subsidiaries as of December 31, 2004 :

Year ended December 31,	No. of Employees
2002	1,056
2003	1,025
2004	1,004

The following table summarizes the functional distribution of the Group's full-time ("F") and Full Time Equivalent ("FTE") employees in the Company and its consolidated subsidiaries as of December 31, 2004 :

Only employees from the consolidated subsidiaries are included in the above information.

The Group's employees, except for that of Safe2Travel, are not covered by any collective bargaining agreements. The Group has not experienced any strikes or work stoppages by its employees.

ITEM 6E.   SHARE OWNERSHIP

As at December 31, 2004, none of the Directors who held office at the end of the financial year had any interest in shares or debentures of the Company, except as follows :

Holdings in the name of the Director, Spouse or Infant Children
Pacific Internet Limited Options to purchase Ordinary Shares of $2 each(1)
Low Sin Leng	26,000
Ko Kheng Hwa(2)	34,000
Tan Tong Hai	170,000
Dr. Lee Tsao Yuan	15,000
Linda Hoon Siew Kin	10,000
Chong Phit Lian	9,000
Lawrence Wee Thiam Kim	17,000
Yeo Wee Kiong	9,000

(1) These options are granted under the 1998 and 1999 share option plans of the Company, subject to continued employment. These share options, upon vesting, are exercisable within the time periods ranging from February 5, 2000 to March 24, 2009 at prices ranging from US$3.09 to US$32.48 per share.

(2) Mr Ko Kheng Hwa resigned from the Board on February 19, 2004. His options amounting to 42,000 shares were extended for two years from the date of his resignation.

Mr Anthony Chia Whye Liang resigned from the Board on February 28, 2003. His options amounting to 12,000 shares were extended for two years from the date of his resignation.

Issuance of Share Options

As of December 31, 2004, options to subscribe for 1,465,478 ordinary shares were issued and outstanding, of which 290,000 and 268,450 were held by directors and senior management of the Company, respectively. Of these options outstanding, options to subscribe for ordinary shares granted under the Company's 1998 Employees' Share Option Plan is NIL and options to subscribe for 1,465,478 ordinary shares were granted under the Company's 1999 Share Option Plan. The exercise prices of these options range from US$3.09 to US$32.48. The expiration dates of the options range from February 2004 to August 2008.

1998 Employees' Share Option Plan (the "1998 Plan")

The 1998 Plan was established by the Company in November 1998 and became effective on February 5, 1999. The 1998 Plan is administered by the Administrative Committee* of the Board of Directors. Our employees are eligible to receive option grants under the 1998 Plan. All options granted under the 1998 Plan will have a term no longer than five years. The aggregate number of shares subject to outstanding options granted under the 1998 Plan will not at any time exceed 10% of Pacific Internet's outstanding fully-diluted equity, except that concurrent with the Company's initial public offering, the Company granted options to purchase up to 1,500,000 shares (of which 10.9% remains outstanding of Pacific Internet's outstanding fully-diluted shares, after giving effect to the initial public offering) at an exercise price equal to the initial public offering price of US$17.00 (the "IPO Options"). The IPO Options become exercisable as to 25% of the shares subject to the options on each of the first and second anniversaries of the grant date and as to the remaining 50% of the shares subject to the options on the third anniversary of the grant date.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A.   MAJOR SHAREHOLDERS

Major Shareholders

SembVentures and MediaCorp Investments Pte. Ltd. ("MediaCorp Investments") are subsidiaries of SembCorp Industries and MediaCorp Pte. Ltd. respectively. Both SembVentures and MediaCorp Investments are effectively controlled by Temasek, the principal holding company of the Government of Singapore. In addition to having the ability to indirectly control the Group, Temasek also indirectly controls SingNet and StarHub - the Group's principal competitors in Singapore. The Company, SingNet and StarHub are each managed at one or more corporate levels below Temasek, and the Group is not aware of any actual conflicts arising from Temasek's interests in such companies.

On March 18, 2005, SembVentures entered into an agreement with Kingsville Capital Limited ("Kingsville") for the sale of its entire shareholding in the Company to Kingsville. Completion of the sale was subject to approval by IDA. On May 12, 2005, IDA granted approval for the proposed acquisition of SembVentures entire shareholding in the Company by Kingsville. As of May 15, 2005, the transaction is pending completion between SembVentures and Kingsville and the Company cannot assure you that the transaction will be completed.

In the event that the transaction is completed, SembVentures and Temasek will no longer be shareholders in the Company. Upon completion of the transaction, Kingsville will own 28.80% of the Company's outstanding shares.

As of May 15, 2005, 13,294,178 shares were outstanding. The following table sets forth the ownership of Pacific Internet's shares as of May 15, 2005 by substantial shareholders known by Pacific Internet. The information as to beneficial ownership was furnished by the respective shareholders of Pacific Internet, and except as indicated in the table below or the footnotes thereto, the shareholders named in the table have sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 15, 2005 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of that person.
(2)	Temasek, the principal holding company of the government of the Republic of Singapore, owns, 51.4% of SembCorp Industries, SembCorp effectively owns 100% of SembVentures, which is Pacific Internet's 28.8% shareholder.
(3)	Temasek beneficially owns 100% of MediaCorp Investments, the 1.3% shareholder of Pacific Internet. Temasek may therefore be deemed to indirectly beneficially own the shares owned by MediaCorp Investments.
(4)	Based on an aggregate of 13,034,691 ordinary shares as at December 31, 2003.
(5)	Based on an aggregate of 12,815,066 ordinary shares as at December 31, 2002.

Pacific Internet has issued one class of securities only and all holders of these securities are entitled to the same voting rights. See "Item 10B. Memorandum and Articles of Association" for further details on the rights of shareholders.

As of May 15, 2005, according to the Company's share register, 9,299,468 of the Company's ordinary shares, representing 70% of the Company's outstanding shares, were held by a total of 63 holders of record with addresses in the US. Since certain of these ordinary shares are held through brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the holders are resident.

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

Management fees charged by holding companies

The Company pays an annual management fee to SembVentures and SembCorp Industries for various management and administrative services provided. These services are provided by SembCorp Industries and SembVentures to all its strategic business units based on the application of pre-defined weightage to parameters such as profitability. For the year ended December 31, 2004, such annual management fees were waived.

Management fees charged to subsidiary and associated companies

The Company charged an annual management fee to all its subsidiary and associated companies, for various management and administrative services provided. These services were provided by Pacific Internet to all its strategic business units based on the percentages of time spent by management and such amount charged is equivalent to the amount that would be charged in independent transactions involving the same or similar services under comparable circumstances. For the year ended December 31, 2004, management fees paid or payable by the subsidiary and associated companies was S$0.9 million (US$0.6 million). The payment of the aforesaid management fees to the Company by its subsidiary and associated companies was approved by the Audit Committee on December 28, 2004.

IT Services

On May 20, 2003, the Company entered into a three-year agreement with SembCorp Industries to provide managed e-mail and other optional IT-related services including firewall, VPN and WAN services (the "IT Services"). The IT Services may also be provided to strategic business units of SembCorp Industries on an opt-in basis. The fees payable to the Company for the IT Services would depend on the number of email accounts supported and the optional services that are eventually taken up at prevailing market rate/prices (including where appropriate, preferential rates and discounts) and would range from approximately S$0.45 million to S$1.6 million. This transaction was approved by the Audit Committee on January 29, 2003.

Car Loan From PIPH To Managing Director of PIPH

In December 31, 2003, in accordance with the terms of PIPH's car plan policy ("Car Plan Policy"), PIPH granted Ms Julia Theresa S. Yap, the Managing Director of PIPH, an interest-free employee car loan amounting to Pesos 393,000 (US$7,000), which represented the down payment for the purchase of a car. Ms Yap would repay the employee car loan by forwarding post-dated cheques amounting to Pesos 8,187 (US$ 150) each month for forty-eight (48) months commencing from December 31, 2003. The PIPH Car Plan Policy applies to all senior management of PIPH and we understand that companies in the Philippines commonly adopt such car plan policies. This transaction was approved by the Audit Committee on April 20, 2005.

ITEM 7C.   INTERESTS OF EXPERTS AND COUNSEL

N. A

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

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement ("Settlement"), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement's terms on July 14, 2004. On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing. A final hearing on approval of the Settlement has been scheduled for January 9, 2006. There are still discussions regarding the form of the notice for the final hearing, which will be sent out in September 2005. Despite the preliminary approval, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants. The litigation between those parties is proceeding and is currently in the class certification stage. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have sought review of that decision.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company will be subject to discovery obligations that non-focus case issuers will not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

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

Dividends

In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors. Singapore law allows dividends to be paid out only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency. The Company has not declared any dividends to date. The amount of the Company's retained earnings for distribution was approximately S$2.3 million (US$1.4 million). The Group does not anticipate paying cash dividends in the foreseeable future.

ITEM 8B.   SIGNIFICANT CHANGES

Except as disclosed in this Annual Report, there have been no significant changes since December 31, 2004 which is the date of the annual financial statements in this Annual Report.

ITEM 9.  THE OFFER AND LISTING

Trading Markets

The Company's outstanding shares are listed on the Nasdaq Stock Market's National Market under the symbol "PCNTF". The following table sets forth, for the periods indicated, the high and low last reported sales prices per share as furnished by the Nasdaq Stock Market's National Market.

The last reported sale price of the share as quoted on the Nasdaq Stock Market's National Market on May 15, 2005 was US$5.73 per share.

ITEM 10.  ADDITIONAL INFORMATION

ITEM 10A.   SHARE CAPITAL

N.A.

ITEM 10B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization and Register

Pacific Internet Limited is a company limited by shares organized under the laws of the Republic of Singapore under the Companies Act, Chapter 50 (the "Companies Act"). The Company number with the Accounting & Corporate Regulatory Authority (formerly known as the "Registry of Companies and Businesses") is 199502086C.

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

The Company's Articles of Association permit a director to appoint an alternate director, approved by a majority of the Board of Directors to act in the place of the director where he is unable to perform certain or all of his duties as a director at any one time or for a certain period of time. Under Singapore law, an alternate director is considered to be a full director by law and hence accountable to the Company for his or her actions as director during the period when he or she acts as an alternate director.

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

Takeovers

The acquisition of shares of public companies is regulated by, inter alia, the Companies Act and the Singapore Code on Take-overs and Mergers (the "Take-over Code"). Any person (either on his own or together with parties acting in concert with him) acquiring whether by a series of transactions over a period of time or not, shares carrying 30% or more of our voting rights is obliged to extend a takeover offer for the remaining shares which carry voting rights, in accordance with the provisions of the Take-over Code. "Parties acting in concert" comprise individuals or companies who, pursuant to an agreement or understanding, cooperate to obtain or consolidate effective control over the Company, through the acquisition of shares. These will be presumed to include related and associated companies, directors (including their close relatives), pension funds, certain discretionary funds and certain financial advisers. The offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with him for shares of that class during the offer period and within six months prior to its commencement. A mandatory takeover offer, in accordance with the provisions of the Take-over Code, is also required to be made if a person holding between 30% and 50% (both inclusive) of the voting rights (either on his own or together with parties acting in concert with him) acquires additional shares representing more than 1% of the voting rights in any six-month period.

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

For the period from February 14, 2005 to February 13, 2006, both dates inclusive, the Company has purchased directors' and officers' liability insurance ("D&O Insurance") against any of those liabilities, up to an amount of US$10.0 million, except where the liability arises out of, amongst others, conduct involving dishonesty or a willful breach of duty or allegations such as those in the IPO Allocation Suit (as defined under "Item 8A. Consolidated Statements and Other Financial Information - Other Information").

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

Pursuant to Nasdaq Marketplace Rule 4350(a), Pacific Internet has been granted an exemption by Nasdaq from Nasdaq Marketplace Rule 4350(g) which requires an issuer to solicit proxies and provide proxy statements for all shareholder meetings and furnish copies of such proxy solicitation to Nasdaq. Under the Companies Act, Pacific Internet is required to provide its members with the following documents for its general meetings of members: (i) Notice of the meeting which would typically set out the text of the resolutions to be passed; and (ii) where the meeting is an Annual General Meeting, a copy of the consolidated profit and loss accounts and balance-sheet (including the documents required by law to be attached thereto) which is duly audited and which is to be laid before Pacific Internet in the Annual General Meeting, accompanied by a copy of the auditor's report thereon. The Company complies with this requirement and will continue to do so. There is no law, rule or regulation in Singapore, exercising jurisdiction over the Company, which imposes the requirement as set out in Nasdaq Marketplace Rule 4350(g).

Limitations on Rights to Hold or Vote Shares

Except as discussed in "Item 10B. Memorandum And Articles of Association - Transfer of Shares, Voting Rights and Takeovers" and "Item 3D. Risk Factors - Certain Anti-takeover Provisions Under The Companies Act May Affect The Company's Share Prices", there are no limitations imposed by the laws of Singapore or by our Articles of Association on the right of non-resident shareholders to hold or vote our shares.

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

In July 2003, MMS transferred its 10% stake in PITH to Digiway for a consideration of Baht 10 million. As a result of such transfer, Digiway's stake in PITH increased from 41% to 51%.

Acquisition of ISP Business of Talent Internet

An agreement was entered into on September 15, 2003 between the Company's wholly-owned subsidiary in Australia, PIAU, and Product Information Services Pty Ltd ("Talent Internet") for the purchase of Talent Internet's ISP business in Australia, including all such intellectual property rights, software, customer lists and goodwill attaching to its business, for a consideration of AU$0.25 million.

Asset Transfer Agreement

The Company entered into an asset transfer agreement on December 22, 2003 ("Asset Transfer Agreement") with PIC for the transfer of certain assets, leases, licences and contracts held by the Company to PIC. The transfer was effected on January 1, 2004 and the consideration for the transfer was S$0.65 million (US$0.40 million). The Asset Transfer Agreement was entered into pursuant to the transfer of the FBO Licence from the Company to PIC. The assets, leases, licences and contracts transferred were in relation to operations which require the contracting party to be a holder of a FBO Licence.

Restructuring and Liquidation of Pacfusion and Its Group of Companies

Share Transfer Agreement (pertaining to shares in Pacfusion)

On January 27, 2004, the Company entered into a Share Transfer Agreement with Mitsubishi Corporation ("Mitsubishi") whereby Mitsubishi agreed to transfer to the Company 5,084,746 ordinary shares of US$0.001 each in Pacfusion, representing 7.89% of the total issued share capital of Pacfusion, for the consideration of S$0.3 million (US$0.2 million). As a result of such transfer, the Company's stake in Pacfusion increased from 92.11% to 100%.

Share Transfer Agreement (pertaining to shares in Safe2Travel)

On March 10, 2004, PI Services (a wholly-owned subsidiary of Pacfusion prior to December 31, 2004) entered into a Share Transfer Agreement with its wholly-owned subsidiary, TravelFusion whereby TravelFusion agreed to transfer to PI Services 18,461,999 ordinary shares of S$1.00 each in Safe2Travel, representing 92.49% of the total issued share capital of Safe2Travel. The consideration for the transfer was S$18,461,999 (US$11,313,193), which represented the aggregate of the par value of the aforesaid 18,461,999 ordinary shares being transferred. PI Services satisfied the consideration by applying the sum S$18,461,999 (US$11,313,193), being an amount due from TravelFusion to PI Services, in full settlement of the consideration. In connection therewith, 1 ordinary share of S$1.00 in Safe2Travel held in trust by Tan Tong Hai in favour of TravelFusion previously, is now being held in trust for PI Services. The aforesaid transaction, representing part of the restructuring and liquidation of the Pacfusion group of companies, was first approved by the board of directors of Pacfusion on July 30, 2002 and was effected on September 3, 2004.

On December 31, 2004, in connection with the liquidation of Pacfusion, the board of directors of the Company approved, inter alia;(i) the transfer of 2 ordinary shares of S$1.00 each in PI Services, representing 100% of its total issued share capital, from Pacfusion to the Company, for a consideration of S$2.00; and (ii) the writing-off of the Company's investment in Pacfusion. As a consequence, PI Services became a wholly-owned subsidiary of the Company with effect from December 31, 2004.

ITEM 10D.   EXCHANGE CONTROLS

There are currently no exchange control restrictions in Singapore. For tax implications under Singapore law on the remittance of dividends to non-resident holders of the Company's securities, please see "Item 10E. Taxation - Singapore Tax Considerations" for further details.

ITEM 10E.   TAXATION

Singapore Tax Considerations

The following summary is based on current Singapore tax law as at February 18, 2005. The summary does not purport to deal with all aspects of taxation that may be relevant to particular purchasers of Pacific Internet shares in the light of their investments or tax circumstances. Prospective purchasers of shares should consult their tax advisers as to the Singapore tax consequences of the purchase, ownership and disposition of shares in the Company.

Taxation of Dividends - Imputation System

Subject to the following paragraph, dividends paid by Pacific Internet on shares (including distributions in cash, stock dividends or other property), whether made to a shareholder who is a resident or non-resident of Singapore, are not subject to further Singapore withholding taxes.

Under the current provisions of the Income Tax Act, Chapter 134, of Singapore, a company's profits earned in the financial year or other basis period ended in 2004 are taxed at a rate of 20%. In addition, three-quarters of the first S$10,000 of the company's chargeable income and one-half of the next S$90,000 of chargeable income are exempt from corporate tax. This partial exemption is not applicable to Singapore dividends received by companies.

Before January 1, 2003, and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see - "Taxation of Dividends - New One-Tier Corporate Tax System"), the imputation system of corporate taxation applied in Singapore. Under the imputation system of taxation, the tax paid on the profits by a resident company in Singapore is imputed to the shareholders when they receive the after tax profits as dividends. Thus, the shareholders receive dividends ("Franked Dividends") net of the tax paid by Pacific Internet. Franked Dividends received by both residents and non-residents of Singapore are not subject to withholding tax.

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

A corporation will be regarded as resident in Singapore if the control and management of its business is exercised in Singapore. An individual will be regarded as resident in Singapore if the person is physically present in Singapore or exercises an employment (other than as a director of a company) in Singapore for 183 days or more during the year preceding a year of assessment, or if the person resides in Singapore in the preceding year.

Taxation of Dividends - New One- Tier Corporate Tax System

The one-tier corporate tax system became effective from January 1, 2003 (subject to certain transitional tax rules). Under this system, the tax paid by a Singapore resident company on its profits is final. When the company pays its after tax profits as exempt (One-tier) Dividends to its shareholders, such dividends will be tax exempt in the hands of the shareholders, regardless of whether the shareholders are companies or individuals, and whether or not the shareholders are Singapore tax residents. Exempt (One-tier) Dividends received by both residents and non-residents of Singapore are not subject to withholding tax.

Companies may have unutilized dividend franking credits as at December 31, 2002. To enable companies to make use of the unutilized dividend franking credits as at December 31, 2002, there is a five-year transitional period from January 1, 2003 to December 31, 2007 for such companies to remain on the imputation system for the purposes of paying Franked Dividends out of its unutilized dividend franking credits as at December 31, 2002.

Accordingly, so long as Pacific Internet has not moved to the one-tier corporate tax system, shareholders may continue to receive Franked Dividends with credits attached under the imputation system of taxation.

Dividend vouchers issued by Pacific Internet will distinguish between Franked Dividends and normal tax exempt dividends not being exempt dividends under the one-tier corporate tax system. If Pacific Internet has fully utilized the dividend franking credits or if it elects to move to the one-tier corporate tax system at an earlier date (before January 1, 2008), the dividend vouchers issued by the Company will distinguish between normal tax exempt dividends and exempt (One-tier) Dividends under the one-tier corporate tax system.

Disposition of Shares

Under current Singapore tax law, there is no tax on capital gains, and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a business or trade of dealing in shares in Singapore, in which case, the disposal profits would be construed to be of an income nature and subject to tax as trading profits rather than capital gains.

Singapore Estate Duty

Under the Singapore Estate Duty Act (Chapter 96), estate duty is payable on the principal value of property (which includes movable property of any kind) situated in Singapore, which passes on death subject to specific exemption limits. The shares of Pacific Internet are considered to be situated in Singapore as it is a company incorporated in Singapore.

However, estate duty is not payable in respect of movable property (which would include shares in the Company) passing on the death of any person who is not domiciled in Singapore, where such person's death takes place on or after January 1, 2002.

Thus, a holder of such shares who is domiciled in Singapore at the time of death will be subject to Singapore estate duty upon his or her death at the rates specified in the Estate Duty Act, as amended from time to time, unless specifically otherwise exempted.

United States Federal Income Taxation

The following is a summary of the principal United States federal income tax consequences of an investment in the shares under present tax law. This summary applies only to investors that hold the shares as capital assets and that have the U.S. dollar as their functional currency. It is also assumed that no U.S. holder (as defined below) owns 10% or more of the outstanding shares of Pacific Internet.

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

U.S. Holders

Dividends and Other Distributions

Distributions with respect to Pacific Internet shares (other than certain pro rata distributions of shares) generally will be includible in the gross income of a U.S. holder as ordinary income when the dividends are received by the holder to the extent paid out of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. The dividends generally will be foreign source income and generally will be either "passive income" or "financial services income" for United States foreign tax credit purposes. Effective January 1, 2003, dividends paid by "qualified foreign corporations" (non-U.S. corporations) will be eligible for reduced tax rates ranging from 5% to 15%. Qualified foreign corporations include foreign corporations that are eligible for benefits of a comprehensive income tax treaty with the U.S. that contains an information exchange program, and foreign corporations whose stock is readily tradable on an established U.S. securities market. Pacific Internet, being a company incorporated and resident in Singapore, will not be eligible for treaty benefit in the U.S. as Singapore does not currently has any comprehensive income tax treaty with the United States. To the extent, if any, that the amount of any such distribution exceeds the Company's current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of the U.S. holder's tax basis in its shares to the extent thereof, and then, to the extent in excess of such tax basis, as capital gain. Dividends paid in Singapore dollars will be includible in a U.S. dollar amount based on the exchange rate in effect on the date of receipt by the holder of shares, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss recognized on a subsequent sale or conversion of the Singapore dollars for a different amount generally will be United States source ordinary income or loss. Distributions to U.S. holders of property other than cash will be the fair market value of such property on the date of distribution.

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

Non-U.S. Holders

A non-U.S. holder generally will not be subject to United States federal income tax on dividends paid by the Company with respect to the shares unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or is sourced in the United States, in which case the non-U.S. holder could be subject to withholding tax in the US unless exempted under any comprehensive income tax treaty with the United States.

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

N. A

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

The Company obtains additional financing through short-term bank borrowings. Surplus funds are placed with reputable banks. The Company also has long-term loans receivable from related companies. As of December 31, 2004, our exposure to interest rate risk was relatively low in view of the low outstanding debt obligations the Group has. Further information relating to the Company's interest rate exposure is also disclosed in "Item 18. Financial Statements".

Foreign currency exchange rate risk

The Group presently does not have a hedging policy with respect to foreign exchange transactions and has no exposure to derivative financial instruments. Most of its expenses and revenues are incurred in Singapore dollars (except for PIHK, PIAU, PIPH, PITH, PIMY and PII, whose functional currency is the local currency namely Hong Kong dollars, Australian dollars, the Philippine Pesos, Thai Baht, Malaysian Ringgit and Indian Rupees, respectively), which is its functional currency. In other markets in which the Group operates, revenues are generated in the same currency in which its expenses are incurred. Any appreciation or depreciation in the foreign currency relative to the local currency, could have a material adverse effect on the Group. Any appreciation or depreciation in the currencies of markets in which the Group operates relative to Singapore dollars could have a material adverse effect on the Group. Impositions of exchange control regulations restricting the conversion of such currencies into Singapore dollars could also adversely affect the Group.

All foreign currency transactions and re-measurement of non-functional foreign currency denominated balances into local currency is included in the consolidated statement of operations as foreign exchange gain (loss). The gain or loss arising from translation of Hong Kong dollars and Australian dollars, the Philippine Pesos and Malaysian Ringgit into Singapore dollars for the purpose of consolidating results from PIHK, PIAU, PIPH and PIMY was recorded as other comprehensive income (loss).

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

The Group realized a net exchange loss of approximately S$0.4 million (US$0.3 million) for the year ended December 31, 2004.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

N.A.

PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

N.A.

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

N.A.

ITEM 15  CONTROLS AND PROCEDURES

As required by Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934, as amended, the Group's management had carried out an evaluation, with the participation of its Chief Executive Officer and its Acting Chief Financial Officer, of the effectiveness of the Group's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), as of the end of the fiscal year ending December 31, 2004. Based on that evaluation, the Chief Executive Officer and Acting Chief Financial Officer concluded that the Group's disclosure controls and procedures are effective.

Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect their controls.

ITEM 16.  [RESERVED]

N.A.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Wong Cheong Fook David Cecil Vivian is an "audit committee financial expert" as defined under Item 16A(b) of the General Instructions to Form 20-F. Wong Cheong Fook David Cecil Vivian satisfies the "independence requirement" as defined in Rule 10A-3 of the Securities Exchange Act of 1934. He was appointed as a director of the Company and the Chairman of the Audit Committee on March 8, 2004.

ITEM 16B.   CODE OF ETHICS

The Board of Directors of the Company had on July 31, 2003 adopted a code of ethics ("Code of Ethics") which applies to the Company's President and Chief Executive Officer, Chief Financial Officer, Managing Directors, Chief Operation Officers, Senior Vice Presidents of Finance, Finance Directors, Financial Controllers and any other persons performing similar functions.

The text of the Code of Ethics is posted on our Internet website at http://www.pacnet.com/investor/Corporate%20Info/.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services and other services rendered to PacNet by PacNet's independent principal accountants in the last two fiscal years:

In S$ in thousands
	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	Others(4)	Total
Financial Year
2003	517	161	105	3	786
2004	555	48	90	2	695

(1) Audit Fees

This category primarily consists of fees associated for the annual audit of the Company's consolidated financial statements and the statutory financial statements of the Company's subsidiaries. They also include fees for services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees

This category primarily consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of PacNet's financial statements including accounting issues research and technical assistance.

(3) Tax fees

This category primarily consists of fees billed primarily for routine corporate tax advisory services and compilation of corporate tax returns.

(4) Others

This category primarily consists of fees advice on workers' compensation issues, audit of average number of net project employees, accounting for stock options under IFRS 2 and ED FASB 123 and seminars on financial reporting requirement, GST and recent corporate tax development.

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

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors :

  Report of Independent Auditors to the Board of Directors and Shareholders of Pacific Internet Limited
  Consolidated Balance Sheets as at December 31, 2003 and 2004
  Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2002, 2003 and 2004
  Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004
  Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2003 and 2004
  Notes to Consolidated Financial Statements

ITEM 19.  EXHIBITS

The following exhibits are part of this Annual Report:

1.1	Memorandum and Articles of Association of Pacific Internet(1)

2.1	Specimen certificate representing Pacific Internet shares(4)

4.1	1998 Employees' Share Option Plan(2)

4.2	Service to the Internet Information Exchange Centre contract no. 019 dated June 23, 1999 between World Net & Services Co., Ltd and The Communications Authority of Thailand (in Thai)(4)

4.3	Telstra Wholesale Form of Agreement dated June 28, 1999 between Pacific Internet (Australia) Pty Limited and Telstra Corporation Limited for the provision of Telecommunication services(4)

4.4	1999 Share Option Plan(3)

4.5	Internet Roaming Service Agreement dated March 24, 2000 between Pacific Internet and iPass, Inc(4)

4.6	Amendment no. 1 dated July 25, 2000 to the Internet Roaming Service Agreement dated March 24, 2000 between Pacific Internet and iPass, Inc(4)

4.7	Licence to Provide Facilities-Based Operations dated April 1, 2000 granted by the Infocommunications Development Authority of Singapore(4)

4.8	Passenger Sales Agency Agreement dated June 1, 2000 between Safe2Travel.com Pte Ltd and IATA(4)

4.9	Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc(4)

4.1	Addendum to Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc(4)

4.11	High Speed International Circuit Service Lease Contract dated September 7, 2000 between The Communications Authority of Thailand and World Net & Services Co., Ltd (in Thai)(4)

4.12	Broadband Access Service Agreement dated October 9, 2000 between Pacific Internet and Singapore Telecommunications Limited(4)

4.13	Republic Act No. 8992 entitled "An Act Granting the Primeworld Digital Systems, Inc. (now known as Pacific Internet Philippines, Inc.) a Franchise to Construct, Install, Establish, Operate and Maintain Telecommunications Systems Throughout The Philippines" approved by the President of the Philippines on January 5, 2001(4)

4.14	Sale of Business Agreement dated January 18, 2001 between Safe2Travel.com Pte Ltd and Trident Travels Ltd and Neptune Travel Services Pte Ltd(4)

4.15	Joint Venture Agreement dated February 28, 2001 between Pacific Internet, Pacific Internet India Private Limited and Primeast Investments Ltd(5)

4.16	Supplementary Agreement dated February 28, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd (5)

4.17	Management and Technical Assistance Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the provision by Pacific Internet to Pacific Internet India Private Limited of management, supervisory and technical expertise (4)

4.18	License Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the licensing to Pacific Internet India Private Limited of the right to use certain intellectual property of Pacific Internet (4)

4.19	Shareholders Agreement dated March 16, 2001 between Pacific Internet, Primeworld Ventures, Inc. and Hyperlink Holdings, Inc for the purpose of re-organizing PW Holding Corporation(4)

4.2	Shareholders Agreement dated March 16, 2001 between Pacific Internet, PW Holding Corporation, Renato A. Yap and Julia Theresa S. Yap for the purpose of re-organizing Pacific Internet Philippines, Inc. (4)

4.21	Deed of Guarantee dated March 19, 2001 between Pacific Internet and Oversea-Chinese Banking Corporation Limited ("OCBC") for credit and banking facilities granted to Safe2Travel.com Pte Ltd(5)

4.22	Payment Plan Agreement dated May 2001 between Pacific Internet and Oracle Corporation Pte Ltd(5)

4.23	Wholesale Master Service Agreement dated June 7, 2001 between Pacific Internet and Starhub Pte Ltd(5)

4.24	Loan Agreement dated September 13, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd, along with Guarantee by Gurmukh Singh Thakral of even date securing the loan(5)

4.25	Franchise Agreement dated February 7, 2002 between Pacific Internet (Thailand) Limited and Pacific Internet relating to the licensing to Pacific Internet (Thailand) Limited of the right to use certain intellectual property of Pacific Internet(6)

4.26	Banker's Guarantee dated February 27, 2002 issued by United Overseas Bank Limited to Diners Club (Singapore) Pte Ltd for the benefit of Safe2Travel Pte Ltd(6)

4.27	Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet and Reach Internet Services Pte Ltd ("Reach-SG") for the purchase of Reach-SG's retail ISP business assets in Singapore(6)

4.28	Sale and Purchase of Business Agreement dated November 11, 2002 between World Net & Services Co., Ltd, Reach Communications Services (Thailand) Limited ("Reach-TH") and Pacific Internet for the purchase by World Net & Services Co., Ltd of Reach-TH's retail ISP business assets in Thailand(6)

4.29	Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd., Reach Internet Services (MSC) Sdn Bhd ("Reach-MY") and Pacific Internet for the purchase by Pacific Internet (Malaysia) Sdn. Bhd of Reach-MY's retail ISP business assets in Malaysia(6)

4.3	Master Services Agreement dated November 11, 2002 between Pacific Internet and Reach Global Services Limited for the purchase of bandwidth(6)

4.31	Master Deed of Assignment dated November 11, 2002 between Pacific Internet and Reach Internet Services Pte Ltd(6)

4.32	Master Deed of Assignment dated November 11, 2002 between World Net & Services Co., Ltd and Reach Communications Services (Thailand) Limited(6)

4.33	Master Deed of Assignment dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd. and Reach Internet Services (MSC) Sdn Bhd(6)

4.34	Deed of Ratification and Accession cum Amendment dated January 6, 2003 between Pacific Internet India Private Limited, Pacific Internet, Glade Trading Company Private Limited and Primeast Investments Ltd(6)

4.35	Supplementary Agreement dated January 6, 2003 between Pacific Internet and Thakral Brothers (Pte) Ltd(6)

4.36	Sale of Business Agreement dated September 15, 2003 between Pacific Internet (Australia) Pty Limited and Product Information Services Pty Ltd(7)

4.37	Agreement for Closure of Sale of Business dated November 14, 2003 between Safe2Travel Pte Ltd, Trident Travels Ltd and Neptune Travel Services (Pte) Ltd(7)

4.38	Asset Transfer Agreement dated December 22, 2003 between Pacific Internet and Pacific Internet Corporation Pte Ltd(7)

4.39	Share Transfer Agreement dated January 27, 2004 between Pacific Internet and Mitsubishi Corporation(7)

4.4	Share Transfer Agreement dated March 10, 2004 between Pacfusion Group Holdings Pte Ltd (now known as Pacific Internet Services Pte. Ltd.) and TravelFusion.com Limited*

6.1	Computation of earnings per share@

8.1	List of significant subsidiaries*

12.1	Certification by the Chief Executive Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Chief Financial Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Chief Executive Officer and Chief Financial Officer of Pacific Internet, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Audit Committee Charter of Pacific Internet(5)

15.2	1st Revised Audit Committee Charter of Pacific Internet adopted on November 7, 2003(7)

15.3	2nd Revised Audit Committee Charter of Pacific Internet adopted on November 7, 2004*

15.4	Consent by Ernst & Young*

__________

(1)	Incorporated by reference to the exhibits of the registrant's registration statement on Form F-1, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-9654).
(2)	Incorporated by reference to the exhibits of the registrant's registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-10242).
(3)	Incorporated by reference to the exhibits of the registrant's registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission on November 12, 1999 (Commission File No. 333-11122).
(4)	Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2001 (Commission File No. 000-29938).
(5)	Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2002 (Commission File No. 000-29938).
(6)	Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2003 (Commission File No. 000-29938).
(7)	Incorporated by reference to the exhibits of the registrant's annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 18, 2004 (Commission File No. 000-29938).

* To be filed herewith

@ See "Item 18. Financial Statements - Consolidated Statements of Operations and Comprehensive Income for years ended December 31, 2002, 2003 and 2004"

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name:	Tan Tong Hai

Title:	President and Chief Executive Officer

Date:	June 27, 2005

ANNEX A

GLOSSARY OF INTERNET TERMS & SERVICES PROVIDED BY THE GROUP

ADSL (Asymmetric Digital Subscriber Line)	A technology that lets you transmit data over telephone lines faster – as much as 7 million bps – in one direction than in the other.
ATM (Asynchronous Transfer Mode)	An information transfer standard that is one of a general class of packet technologies that relay traffic by way of an address contained with the first five bytes of a standard fifty-three-byte-long packet or cell. The ATM format can be used by many different information systems, including local area networks, to deliver traffic at varying rates, permitting a mix of voice, data and video (multimedia).

Backbone	A high-speed communications link that connects smaller, independent networks.
Band	A range of frequencies between two defined limits.
Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

bps (bits per second)	A measure of how fast data is transmitted. Often used to describe modem speed.
Broadband	A general term for different types of high-speed, high-bandwidth connections to the Internet, including xDSL and cable.
Cache	A special high-speed storage mechanism or a reserved section of main memory.
Capacity	Refers to transmission.
Carrier	A provider of communications transmission services by fiber, wire or radio.
Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

Domain	Part of the official name of a computer on the Internet – for example.
E1	Also known as CEPT1, the 2.048 Mbps rate used by a European CEPT carrier to transmit 30 64 kbps digital channels for voice or data calls, plus a 64 kbps signaling channel and a 64 kbps channel for framing and maintenance.

E-commerce	Electronic commerce utilizing the Internet.
Electronic mail or e-mail	An application that allows a user to send or receive messages to or from any other user with an Internet address, commonly termed an e-mail address.
EmailSMS	Enables a subscriber to receive short e-mail text messages of up to 158 characters on a cellular or mobile telephone.
FTP (File Transfer Protocol)	A protocol that allows file transfer between a host and a remote computer.
Firewall	A computer system that connects a local network to the Internet and, for security reasons, lets only certain kinds of messages in and out.
Gateway	A computer that connects one network with another, where the two networks uses different Protocols.
Global Roaming	Allows a subscriber to access their Internet accounts while on the road without incurring expensive long distance access charges. Subscribers have remote access to their Internet accounts from more than 2,700 locations in over 150 countries, with access charges limited to the cost of a local call.

Home page	The entry page, or main page, of a website.
Host	A computer on the Internet.
Hub	A location within a network where there is an agglomeration of links and equipment through which traffic is routed to other points in the Internet.
ICP (Internet Content Provider)	A company that develops and provides content and information on the Internet.
Internet	An open global network of interconnected commercial, educational and governmental computer networks that utilize a common communications protocol, TCP/IP
Internet telephony, IP telephony or VOIP (Voice-over Internet Protocol)	A technology which uses the Internet for the delivery of services normally associated with the telephone network, including long-distance or international real-time voice calls.
IP (Internet Protocol)	Originally developed by the U.S. Department of Defense to support inter-working of dissimilar computers across a network. This Protocol works in conjunction with TCP and its usually identified as TCP/IP.

ISDN (Integrated Services Digital Network)	A digital network that combines voice and digital network services through a single medium, making it possible to offer subscribers digital data services as well as voice connections.
ISP (Internet Service Provider)	A company that provides businesses and individuals with access to the Internet.
Interconnect	Connection of a telecommunications device or service to the PSTN.
Intranet	A private version of the Internet that lets people within an organization exchange data by using popular Internet tools, such as browsers.
IPsec	Stands for IP Security, is a security protocol which uses encryption technology to provide data confidentiality, integrity, and authenticity between participating peers over unprotected networks such as the internet.

Kbps	Kilobits per second, which is a measurement of speed for digital transmission expressed in thousands of bits per second.
kilo-	Prefix meaning one thousand (1,000) or often, with computers, 1,024.
LAN (Local Area Network)	A network designed to move data between stations within a relatively small geographic area.
Leased Line	Telecommunications line dedicated to a particular customer along a predetermined route.
Mbps	Megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.
Mega-	Prefix meaning one million (1,000,000).
MegaPOP	A central, large-scale point of presence which hosts all of the major network infrastructure.
Modem	A piece of equipment that connects a computer to a data transmission line (typically a telephone line).
MPLS	A short fixed-length label is generated that acts as a shorthand representation of an IP packet's header. Subsequent routing decisions are made based on the MPLS label and not the original IP address. This new technology allows core network routers to operate at higher speeds without needing to examine each packet in detail, and allows more complex services to be developed, allowing discrimination on a QoS basis.

Multiplexing	An electronic or optical process that combines a large number of lower speed transmission lines into one high-speed line by splitting the total available bandwidth into narrower bands (frequency division), or by allotting a common channel to several different transmitting devices, one at a time in sequence (time division).

On-line Commerce	Turnkey, low-cost solutions for the implementation of a true, database-driven Internet store that corporate customers may locate in the Group's Pacific Internet Mall, an on-line mall offering merchandise that may be purchased by placing an order through the Pacific Internet network via an on line credit card transaction. The Group has developed proprietary systems that enable it to "lease space" in the mall to businesses to advertise and sell their products and services. The Group plans to provide these services in Singapore through in-house capabilities, and in Hong Kong and the Philippines through in-house capabilities and strategic partners.

On-line services	Commercial information services that offer a computer user access through a modem to specific menus of information, entertainment and communications data. These services are generally closed systems and many offer limited, if any, Internet access.

Peering	The commercial practice under which nationwide ISPs exchange each other's traffic without the payment of settlement charges.
POPs	Points of Presence.
Portal	A principal entry point and gateway for surfing the Internet that provides useful web-related services and links.
Protocol	A formal description of message formats and the rules two or more machines must follow in order to exchange such messages.
Router	A device that receives and transmits data packets between segments in a network or different networks.
Server	Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. In addition, such term means the computer on which server software runs.

Switch	A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.

T0, T1, T3	Standard telecommunications industry digital signal formats, which distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). T0 service has a bit rate of 64 kilobits per second and typically transmits only one voice conversation at a time. T1 service has a bit rate of 1.544 megabits per second and typically transmits 24 simultaneous voice conversations. T3 service has a bit rate of 45 megabits per second and typically transmits 672 simultaneous voice conversations.

TCP/IP (Transmission Control Protocol/ Internet Protocol)	A compilation of network-level and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.
VOIP	A technology for transmitting ordinary voice calls over the internet using packet-linked routes.
VPN	A security technology used to transit a corporate's private network traffic over the public internet.
WAN (Wide Area Network)	This is a network which spans a large geographic area relative to office and campus environment of LAN. WAN is characterized by having much greater transfer delays due to laws of physics.
Web caching	High-speed storage mechanism for web content.
Webserver	A server connected to the Internet from which Internet users can obtain information.
World Wide Web or web	A network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders

Pacific Internet Limited

We have audited the accompanying consolidated balance sheets of Pacific Internet Limited as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Internet Limited at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 and Note 24 of the consolidated financial statements, in 2003, the Company changed its method of accounting for asset retirement obligations.

ERNST & YOUNG

Singapore
February 28, 2005

CONSOLIDATED BALANCE SHEETS
(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

ASSETS

See accompanying notes

CONSOLIDATED BALANCE SHEETS (CONT'D)
(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

LIABILITIES AND SHAREHOLDERS' EQUITY

Note	December 31, 2003 S$	2004 S$	2004 US$
Current liabilities:				
Bank borrowings	15,16	$ 2,644	$ 2,526	$ 1,548
Accounts payable		13,500	9,858	6,041
Payables to related parties	17	1,078	951	583
Accrued expenses and other liabilities	18	24,990	26,553	16,271
Deferred income	19	2,279	5,594	3,428
Current portion of capital lease obligations with unrelated parties	22	453	470	288
Income tax payable		4,154	4,295	2,632
Total current liabilities		49,098	50,247	30,791
Non-current liabilities:				
Capital lease obligations with unrelated parties, less current portion	22	704	524	321
Deferred income taxes	20	1,878	1,554	952
Total non-current liabilities		2,582	2,078	1,273
Commitments	22			
Minority interest		3,085	1,480	907
Shareholders' equity				
Ordinary shares, S$2 par value; authorized 25,000,000 share issued and outstanding 13,034,691 and 13,294,178 shares at December 31, 2003 and 2004, respectively		26,069	26,588	16,293
Additional paid-in capital		95,733	97,636	59,829
Accumulated other comprehensive income		1,312	1,366	837
Accumulated deficit		(45,031)	(34,901)	(21,387)
Deferred compensation		(108)	(70)	(43)
Total shareholders' equity		77,975	90,619	55,529
Total liabilities and shareholders' equity		$ 132,740	$ 144,424	$ 88,500

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

Note	December 31, 2002 S$	2003 S$	2004 S$	2004 US$
Revenues					
Dial-up access		$ 58,421	$ 47,792	$ 38,708	$ 23,719
Broadband access		41,635	66,918	80,104	49,086
Leased line access		25,818	22,934	21,038	12,892
Value-added services		13,012	16,044	18,364	11,253
Commission revenue		9,043	6,808	6,537	4,006
Other [1]		9,101	6,997	5,008	3,069
		157,030	167,493	169,759	104,025
Operating costs and expenses					
Cost of sales		64,648	73,866	76,243	46,721
Selling, general and administrative expenses [2]	4	69,490	72,702	70,998	43,506
Depreciation		10,610	9,612	8,519	5,220
Amortization of intangible assets		1,587	1,021	380	233
Allowance for doubtful accounts receivable	23	2,639	2,079	1,506	923
Total operating expenses		148,974	159,280	157,646	96,603
Operating income		8,056	8,213	12,113	7,422
Other income (expense)					
Interest income		414	367	427	262
Interest expense [3]		(705)	(251)	(141)	(87)
Gain on disposal of quoted investment		-	69	-	-
Equity in (loss) gain of unconsolidated affiliates		(1,738)	(244)	306	187
Foreign exchange (loss) gain		(695)	549	(425)	(260)
Others	5	919	317	347	213
Total other (expenses) income		(1,805)	807	514	315
Income before income taxes and minority interest		6,251	9,020	12,627	7,737
Provision for income taxes	20	(4,199)	(3,650)	(3,143)	(1,926)
		2,052	5,370	9,484	5,811
Minority interest in loss (gain) of consolidated subsidiaries		838	(325)	(97)	(59)
Cumulative effect adjustment – net of tax	21	-	(220)	-	-
Net income before extraordinary item		2,890	4,825	9,387	5,752
Extraordinary item – net of tax of S$nil (US$ nil)	33	-	-	743	455
		2,890	4,825	10,130	6,207
Other comprehensive income					
Foreign currency translation		766	3,516	54	33
Unrealized (loss) gain (net of income tax of S$7 in 2003 and S$16 in 2002) in available-for-sale securities		(50)	22	-	-
Comprehensive income		$ 3,606	$ 8,363	$ 10,184	$ 6,240

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONT'D)
(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

			December 31,
			2002	2003	2004	2004

		Note	S$	S$	S$	US$
Net income per share:
	Basic before extraordinary item and accounting change		$0.23	$0.39	$0.71	$0.43
	Cumulative effect adjustment		-	(0.02)	-	-
	Extraordinary item		-	-	0.06	0.04

	Basic after extraordinary item and accounting change		$0.23	$0.37	$0.77	$0.47

	Diluted before extraordinary item and accounting change		$0.23	$0.38	$0.69	$0.42
	Cumulative effect adjustment		-	(0.02)	-	-
	Extraordinary item		-	-	0.06	0.04

	Diluted after extraordinary item and accounting change		$0.23	$0.36	$0.75	$0.46

Weighted average number of ordinary shares outstanding:
	Basic		12,815,066	12,985,036	13,238,793	13,238,793

	Diluted		12,815,066	13,249,096	13,429,615	13,429,615

(1)	Includes sales to:
	- former intermediate parent company		74	172	45	28
	- affiliated companies		986	590	626	384

(2)	Includes management fee paid and payable to:
	- former immediate parent company and former intermediate parent company	4,26	120	-	-	-

(3)	Includes interest paid to affiliated company		429	27	-	-

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Singapore and U.S. Dollar Amounts in Thousands)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
(Singapore and U.S. Dollar Amounts in Thousands)

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

	Ordinary shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other compre-hensive (loss) income	Deferred compensation	Total shareholders' equity	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other compre-hensive (loss) income	Deferred compensation	Total shareholders' equity
	------------------------------------------- Singapore $ ----------------------------------------------							------------------------------------------------ US $ -------------------------------------------
Balance at January 1, 2002	12,815,066	$25,631	$93,424	($52,746)	($2,942)	($1,459)	$61,908

Net income	-	-	-	2,890	-	-	2,890
Deferred compensation relating to options	-	-	(683)	-	-	683	-
Amortization of deferred compensation	-	-	-	-	-	394	394
Unrealized loss (net of income tax of S$16) in available-for-sale securities	-	-	-	-	(50)	-	(50)
Foreign currency translation	-	-	-	-	766	-	766

Balance at December 31, 2002	12,815,066	25,631	92,741	(49,856)	(2,226)	(382)	65,908

Net income	-	-	-	4,825	-	-	4,825
Issue of shares through the exercise of share options	219,625	438	891	-	-	-	1,329
Deferred compensation relating to options	-	-	2,101	-	-	(2,101)	-
Amortization of deferred compensation	-	-	-	-	-	2,375	2,375
Net unrealized gain (net of income tax of S$7) in available-for-sale securities	-	-	-	-	22	-	22
Foreign currency translation	-	-	-	-	3,516	-	3,516

Balance at December 31, 2003	13,034,691	26,069	95,733	(45,031)	1,312	(108)	77,975	15,975	58,664	(27,594)	804	(66)	47,783

Net income	-	-	-	10,130	-	-	10,130	-	-	6,207	-	-	6,207
Issue of shares through the exercise of share options	259,487	519	1,099	-	-	-	1,618	318	672	-	-	-	990
Deferred compensation relating to options	-	-	804	-	-	(804)	-	-	493	-	-	(493)	-
Amortization of deferred compensation	-	-	-	-	-	842	842	-	-	-	-	516	516
Foreign currency translation	-	-	-	-	54	-	54	-	-	-	33	-	33

Balance at December 31, 2004	13,294,178	$26,588	$97,636	($34,901)	$1,366	($70)	$90,619	$16,293	$59,829	($21,387)	$837	($43)	$55,529

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

1. ORGANIZATION

Pacific Internet Limited ("Pacific Internet" or the "Company"), together with its subsidiaries and associated companies, is an Internet communications service provider in the Asia Pacific region. Incorporated in the Republic of Singapore on March 28, 1995 as Sembawang Media Pte Ltd, it changed its name to Pacific Internet Pte Ltd on March 17, 1998. On November 23, 1998, it was converted to a public company and was listed on NASDAQ on February 5, 1999.

Pacific Internet and its consolidated subsidiaries are hereinafter collectively referred to as the "Group".

2. BUSINESS ACQUISITIONS

Singapore

On June 9, 2000, Pacfusion.com Limited (subsequently known as Pacfusion Limited) was incorporated in Bermuda ("Pacfusion"). Pacfusion currently has an authorized share capital of 262,000,000 shares at par value of US$0.001 each and an issued and paid-up capital of US$64,406.78 divided into 64,406,780 shares of US$0.001 each. In January 2004, the Company acquired 5,084,746 ordinary shares of US$0.001 each, representing a 7.89% equity interest in Pacfusion, from the minority shareholder for S$300 (US$184), in an effort of making Pacfusion a wholly-owned subsidiary. As a result, the Company increased its equity interest in Pacfusion from 92.11% to 100%. On April 12, 2000, Pacfusion.com (Singapore) Pte Ltd was incorporated in Singapore and subsequently changed its name to Pacfusion.com Group Holdings Pte Ltd and then to Pacfusion Group Holdings Pte Ltd and then to Pacific Internet Services Pte Ltd ("PI Services"). PI Services' principal activities are those of investment holding and electronic commerce and portal business. During 2000, Pacfusion.com (Malaysia) Sdn. Bhd. (subsequently known as Pacfusion (Malaysia) Sdn. Bhd.) ("PF Malaysia"), Pacfusion.com (Australia) Pty Limited ("PF Australia") and TravelFusion.com Limited ("Travelfusion") were also incorporated in Malaysia, Australia and Bermuda on April 19, 2000, May 8, 2000 and April 27, 2000, respectively. On March 14, 2000, Pacfusion.com (Thailand) Limited ("PF Thailand") was incorporated with PI Services holding 49.0% of its issued share capital. The Group also acquired a shell company and renamed it Pacfusion.com (Hong Kong) Limited ("PF Hong Kong") on March 8, 2000 for a nominal sum.

Safe2Travel.com Pte Ltd (subsequently known as Safe2Travel Pte Ltd) ("Safe2Travel") was incorporated on April 8, 2000 to acquire the travel and travel related businesses from Safe & Mansfield Travel Group Pte Ltd ("SMTG") for a purchase consideration of S$10,000. SMTG is an established International Air Transport Association (IATA) accredited travel agency in Singapore with a focus on the corporate travel market since its formation in 1918. In December 2000, an intercompany loan of S$9,962 granted to Safe2Travel by Travelfusion was converted into equity. As a result, Travelfusion increased its interest in Safe2Travel from 85.0% to 92.5%. In September 2004, PI Services acquired 18,462,000 ordinary shares of S$1 each, representing 92.5% equity interest in Safe2Travel, from Travelfusion for S$18,462. As a result, PI Services became the immediate holding company of Safe2Travel.

During 2002, the Group conducted a restructuring exercise on its dormant subsidiaries. PF Hong Kong was deregistered with effect from December 13, 2002.

In December 2003, PF Thailand commenced liquidation.

In February 2004, PF Australia was deregistered. In March 2004, PF Malaysia was officially dissolved under Members' Voluntary Liquidation.

In December 2004, the Company acquired 2 ordinary shares of $1 each, representing 100% equity interest in PI Services, from Pacfusion for a nominal sum.

The acquisition of 7.89% equity interest in PacFusion was accounted for using the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the acquisition. The excess of estimated fair values of the net assets acquired over the purchase price is recognized as negative goodwill, and the negative goodwill was allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. The operating results of the acquisition are included in the Consolidated Results of Operations from the date of acquisition. A summary of the purchase price allocation is as follows:

	2004	2004
	S$	US$

Trade receivables	899	551
Cash and cash equivalents	819	502
Other assets	270	165

Total assets acquired	1,988	1,218

Accounts payable	(467)	(286)
Accrued expenses and other liabilities	(478)	(293)

Total liabilities assumed	(945)	(579)

Net assets acquired	1,043	639
Negative goodwill	(743)	(455)

	300	184

Australia

On January 19, 2000, Pacific Internet (Australia) Pty Limited ("PIAU") acquired the business of Kralizec Pty Ltd ("Zeta Internet") for approximately S$1,396. Zeta Internet is an Internet Service Provider founded in 1985 in Sydney and was one of the first Internet service providers ("ISPs") to operate in the metropolitan area with the commercialization of the Australian Internet industry in 1994.

On February 1, 2000, PIAU acquired the business of Hub Communications Pty Ltd ("Hub Communications") for S$536. Hub Communications is an Internet Service Provider established in Brisbane, Australia in 1995 and operated a chain of Internet cafes in Brisbane's Central Business District.

On April 5, 2000, PIAU acquired Hunterlink Pty Limited ("Hunterlink") for S$5,915. Hunterlink is an Internet Service Provider based in Newcastle. Hunterlink was acquired for its reliability, customer service and customer base.

On September 15, 2003, PIAU acquired the customer lists of Product Information Services Pty Ltd ("Talent Internet") for S$315.

Hong Kong

The Company first entered the Hong Kong market in June 1996 though the acquisition of a 50.1% interest in Sembawang PacMann Pte Ltd, the holding company of Pacific Supernet Limited ("PSN"). In June 1999, the Company acquired the remaining 49.9% interest in PSN from its minority shareholder, Pacific Media PLC for a consideration of $16,840.

Thailand

On January 5, 2000, Pacific Digiway Limited ("Digiway"), an investment holding company, was incorporated in Thailand. The Company subscribed to 4,900 ordinary shares of Baht 10 each, representing a 49.0% equity interest in Digiway. Digiway in turn held a 26.0% direct equity interest in I.T. Star Company Limited. Digiway also owned 51.0% equity interest in PF Thailand.

In March 2000, the Company completed the acquisition of a 49.0% direct equity interest in I.T. Star Company Limited, which was the holding company of World Net & Services Co., Ltd. ("WNS"), an ISP based in Thailand for S$2,040. Headquartered in Bangkok, WNS had points of presence in Ayuthaya, Chon Buri and Songkha. Subsequently, I.T. Star Company Limited changed its name to Pacific Internet (Thailand) Limited ("PITH").

On December 19, 2001, Digiway increased its equity interest in PITH from 26.0% to 41.0%. As a result, the Company's effective interest in PITH was increased from 61.7% t o 69.1%.

In July 2003, Digiway purchased 188,176 shares of Baht 100 each, representing a 10.0% equity interest in PITH, from the minority shareholder. As a result, Digiway increased its equity interest in PITH from 41.0% to 51.0%, and the Company's effective interest in PITH was increased from 69.1% to 74.0%.

The Philippines

On March 18, 1998, the Company acquired a 40.0% stake in Primeworld Digital Systems, Inc. (subsequently known as Pacific Internet Philippines, Inc.) ("PIPH"), a Philippines corporation that provides Internet access in the Philippines. On July 31, 1999, the Company acquired 40.0% in PW Holding Corporation ("PWC"), a Philippines corporation, which in turn held 56.7% of PIPH.

On March 16, 2001, the Company disposed 8.9% of its equity interest in PIPH for S$201 to an unrelated party, reducing its direct interest in PIPH from 40.0% to 31.1%. With this disposal, the Company owns direct and indirect interests of 31.1% and 22.7% respectively in PIPH. As a consequence of the above changes, the Group ceased equity accounting for its investment in PIPH and consolidated PIPH from that date, as it has met the criteria set out in Note 3, Principles of Consolidation.

India

On October 9, 1998 the Company entered into a non-binding Memorandum of Understanding ("MOU") with Thakral Brothers (Pte) Ltd ("Thakral Brothers") to enter into a strategic joint venture for the operation of an Internet-related and ISP business in India (the "India Joint Venture"). On February 5, 1999, Pacific Internet India Private Limited ("PII') was incorporated in India. On September 30, 1999, the Company acquired a 49.0% equity interest in PII. PII has obtained a nationwide license that allows it to provide public Internet access in any city in India. On February 28, 2001, the Company formally signed a joint venture agreement with an affiliate of Thakral Brothers.

Malaysia

Pacific Internet (Malaysia) Sdn. Bhd. ("PIMY") was incorporated on March 2, 1999 and commenced operations in the second quarter of 2002. Its principal activity is the provision of Internet access service to corporate customers.

All of the above acquisitions were accounted for using the purchase method of accounting. The purchase prices have been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the acquisition. The excess of purchase prices over the estimated fair values of the net assets acquired has been recorded as goodwill. The operating results of these acquisitions are included in the Consolidated Statements of Operations from the date of acquisition. For accounting policy on goodwill, please refer to Note 3.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all significant intercompany balances and transactions. Investments in 20.0% to 50.0% owned affiliates are accounted for by the equity method.

Where the Company has an indirect ownership of more than 50.0% in its subsidiaries, it will continue to account for these investments using the equity method until it has met the criteria set out by Statement of Financial Accounting Standards ("SFAS") No. 94 Consolidation of All Majority-Owned Subsidiaries and Emerging Issues Task Force ("EITF") 96-16 Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (revised December 2003) ("FIN 46R") Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46R provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements and provides guidance related to a company's initial and subsequent measurement of newly consolidated VIEs. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either has: an insufficient amount of equity to carry out is principal activities without additional subordinated financial support; a group of equity owners that are unable to make significant decisions about its activities; or, a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. FIN 46R must be applied to all entities subject to this Interpretation as of March 31, 2004. There was no financial statement impact from the application of this Interpretation.

Accounting Records

The Company maintains its records and prepares its statutory financial statements in accordance with the provisions of the Singapore Companies Act and the Singapore Financial Reporting Standards ("FRS"). In previous years up till the financial year ended December 31, 2002, the statutory financial statements of the Company were prepared in accordance with Singapore Statements of Accounting Standard ("SAS"). The transition from SAS to FRS in the financial year ended December 31, 2003 did not result in any significant change in accounting policies. The accounting policies have been consistently applied by the Company and are consistent with those used in the previous years. The Company has obtained waivers from Chief Executive, Accounting & Corporate Regulatory Authority (formerly known as the Registrar of Companies and Businesses) in Singapore from preparing, amongst others, consolidated financial statements prepared in accordance with the FRS.

The accompanying consolidated financial statements differ from the consolidated financial statements that would have been issued for statutory purposes in Singapore if the exemption was not obtained, in that they reflect certain adjustments, not recorded in the Company's books, which are appropriate to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Some examples of the adjustments relate to: (1) capitalization and amortization of goodwill, (2) deferred income taxes, (3) stock-based compensation, and (4) asset retirement obligations.

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

The accompanying consolidated financial statement amounts expressed in US$ amounts are included solely for the convenience of the readers and have been translated at S$1.6319 to US$1.00, the approximate exchange rate at December 31, 2004. No representation is made that the S$ amounts could have been, or could be, converted into US$ amounts at that or any other rate.

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

Long term investments

Long term investments consist of equity securities. These investments are accounted for in accordance with SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities. The Group has classified all marketable securities as available-for-sale. Available-for-sale securities are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in a separate component of shareholder's equity. Realized gains and losses are included in Other income and expenses and are determined on a specific identification basis. In the event that the carrying value of an investment exceeds its fair value and the decline in value is other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair value for investments in public companies are determined using quoted market prices. Fair value for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates; liquidation values; and quoted market prices of comparable companies. In order to determine whether a decline in value is other than temporary, the Group evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition and business outlook of the company, current market conditions and future trends in the investee's industry and the investee's relative competitive position within the industry. Other-than-temporary declines in fair value from the original cost are charged to the Consolidated Statement of Operations in the period the loss is established.

Fixed Assets and Website Development Costs

Fixed assets, including equipment under capital leases, are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Leasehold improvements	:	2 - 15 years
Computer equipment and software	:	2 - 5 years
Furniture and fixtures	:	3 - 5 years
Office equipment	:	3 - 6 years
Motor vehicles	:	5 - 6 years
Telecommunication equipment	:	9 months

Depreciation of assets under capital lease is included in depreciation expense.

In accordance with EITF 00-2 - Accounting for Web Site Development Costs , the Group has capitalized certain website development costs. These costs are amortized over a period of 2 years as the Group expects it will be 2 years before major revamp will occur on these web sites. The website development costs have been fully expensed in 2002, as it no longer provided economic benefit to the Group. The resulting loss of S$87 was reflected in the Consolidated Statement of Operations in 2002.

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

Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations. In accordance with SFAS No. 143, the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

The Group adopted SFAS No. 143 as of January 1, 2003. The cumulative effect of the change on prior years resulted in a charge to income, net of tax of S$220 (S$0.02 per share), which is included in income for the year ended December 31, 2003.

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

Inventory

Inventory consists of the following:-

  Products and equipment parts for resale they are stated at the lower of cost (calculated on a first-in-first-out basis) or market value

  Unused air-tickets and pre-admission tickets they are stated at the lower of cost or net realizable value. Net realizable value represents the estimated selling price after making allowance for expired tickets.

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

Allowance for Doubtful Debt

The Group maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Group considers many factors, including the age of the balance, customer's historical payment history, their current credit-worthiness and current economic trends. As of December 31, 2003 and 2004, the Group's allowance for doubtful debts was S$3,680 and S$3,143 (US$1,926), respectively.

Intangible Assets

Identifiable intangible assets consist of the following:

  Trademarks, service marks and domain names - The Group has registered certain trademarks, service marks and domain names in the United States Patent and Trademark Office and other jurisdictions. The Group believes the service marks and domain names are of material importance to the Group's business and are amortized on a straight-line basis generally over a period of 10 - 25 years.
  License fee - License fee represents the cost of the license to operate as an ISP in Singapore for a 5-year period commencing September 1995. In April 2000, the Company was awarded a Facilities-Based Operator license for a 15-year period, commencing April 1, 2000, which was subsequently transferred to a subsidiary. License fees are amortized on a straight-line basis over its estimated economic life of 5 years. In 2002, a license to use the Internet messaging server software with estimated useful life of 5 years was purchased.
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

Revenue Recognition

Revenue from the provision of Internet access services and e-commerce services are recognized in the period the service is rendered in accordance with Staff Accounting Bulletin, SAB 104 - Revenue Recognition in Financial Statements. Allowance for discounts is made when the related revenue is recognized. The corresponding cost is recognized when incurred.

The Group presently does not provide refunds to dial-up, broadband or leased line subscribers. Registration and activation fees are payable at the time applications are processed. Revenues generated from such fees are deferred and amortized over the estimated average life of a subscriber relationship of one year. The fees deferred and not yet amortized are shown on the Group's Consolidated Balance Sheet as "Deferred income". Revenues are recorded for monthly charges (which include a certain number of "free hours") and for hours-used in excess of such "free hours". The corresponding cost is recognized when incurred. Free months are offered in connection with referral programs or promotional discounts. Because these free months are usually given without a contract at the beginning of a subscription period, no revenue is recognized during the free months as the customer's continuance is not assured. Special gifts (other than products provided free by co-advertisers) given to customers or potential customers are previously included as advertising or promotional expenses. In 2002, the Group has adopted EITF 01-09 Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Products. While the Task Force did not reach a consensus on the classification of the expense associated with free products, the SEC Observer indicated that the SEC staff believes that the expense should be classified as cost of sales. Upon transition in 2002, the Group has applied EITF 01-09 prospectively and recorded an amount of S$410 relating to free products in cost of sales. No reclassification of prior-period financial statements was made as the amount relating to previous years cannot be separated out from sales and marketing expenses with reasonable reliability.

Revenue for pre-paid cards is recognized based on usage hours. In the event that such usage hours cannot be determined or reasonably estimated, revenue is deferred and recognized upon expiration of the pre-paid cards. The corresponding cost is recognized when incurred.

Commission revenues are generated from services rendered for arrangement of air travel, hotel rooms, car rental, vacation packages and cruises. Commission revenues are recognized upon completion of the arrangement service.

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

Advertising

Advertising costs, primarily advertisements through mass media and billboards, are expensed when incurred. Advertising expense for the years ended December 31, 2002, 2003 and 2004 were S$4,906, S$5,000 and S$4,280 (US$2,623), respectively.

Per Share Data

Earnings per share is computed in accordance with SFAS No. 128 - Earnings per Share. Under SFAS No. 128, earnings per share is calculated using the weighted average number of Ordinary Shares outstanding during the year. The effect of the Company's stock options was not included in the computation of diluted earnings per share for the year ended December 31, 2002 because their inclusion would have been anti-dilutive.

	December 31,
	2002	2003	2004
Weighted average shares outstanding-basic	12,815,066	12,985,036	13,238,793
Effect of dilutive stock options	-	264,060	190,822

Shares used for diluted earnings per share	12,815,066	13,249,096	13,429,615

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate fair value because of the short maturity of these instruments.

The aggregate net fair value of capital lease obligations of the Company which are not carried at fair value in the Consolidated Balance Sheet as at December 31, 2004 is $1,142 (US$700). The fair values of these capital lease obligations are estimated using discounted cash flow analysis, based on their effective interest rates.

The carrying amount of the bank borrowings issued pursuant to the Group's bank credit agreement approximates fair value due to its short-term maturity.

Stock-Based Compensation Plans

The Group has adopted the disclosure-only provisions of SFAS No. 123 - Accounting for Stock Based Compensation ("SFAS No. 123") and applies Accounting Principles Board Opinion No. 25 - Accounting for Stock Issued to Employees ("APB No. 25") and related interpretations in accounting for its employee stock-based compensation plans. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS No. 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. The compensation cost is amortized over the vesting period of the options.

If the Company elected to recognize compensation costs for all plans based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, net loss and loss per common share would have been different as the pro forma amounts indicate below:

	December 31,
	2002	2003	2004	2004
	S$	S$	S$	US$
Net income, as reported	2,890	4,825	10,130	6,207
Add: Stock-based compensation expense included in reported net income, net of related tax effects	394	2,375	842	516
Deduct: Total stock based compensation expense determined under fair value based method of all awards, net of related tax effects	(3,560)	(1,678)	(5,041)	(3,089)

Pro forma net (loss) income	(276)	5,522	5,931	3,634

Basic net (loss) income per share
As reported	0.23	0.37	0.77	0.47
Pro forma	(0.02)	0.43	0.45	0.27
Diluted net (loss) income per share
As reported	0.23	0.36	0.75	0.46
Pro forma	(0.02)	0.42	0.45	0.27

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

Fair values of options used to compute pro forma net income and net income per common share disclosures were determined using the Black-Scholes Option Pricing Model with the following assumptions:

The Company	Dividend yield	Expected Volatility	Risk-free interest rate (weighted average in %)	Expected holding period (weighted average in years)
1998 Employee Share Option Plan	0%	155.18%	4.85%	2.94
1999 (1st tranche) Share Option Plan	0%	155.18%	5.84%	2.94
1999 (2nd tranche) Share Option Plan	0%	140.00%	6.35%	2.77
1999 (3rd tranche) Share Option Plan	0%	140.09%	4.79%	2.94
1999 (4th tranche) Share Option Plan	0%	147.02%	4.27%	2.94
1999 (5th tranche) Share Option Plan	0%	134.94%	1.85%	2.76
1999 (6th tranche) Share Option Plan	0%	129.55%	1.56%	2.76

The table below summarized the weighted average fair value and exercise price of the stock options granted during the year.

	2002	2003	2004	2004
	S$	S$	S$	US$
Weighted average grant-date fair value of stock options granted during the year:
Where exercise price is higher than market price	-	7.80	12.06	7.39
Weighted average exercise price of stock options granted during the year:
Where exercise price is higher than market price	-	11.22	16.92	10.37

4. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses comprise the following :

	December 31,
	2002	2003	2004	2004
	S$	S$	S$	US$
Payroll and related staff costs	$45,617	$49,759	$50,016	$30,649
Sales and marketing expenses	5,535	5,950	5,467	3,350
Traveling expenses	1,337	1,272	1,292	792
Office expenses	11,676	11,632	10,201	6,251
Professional and consultancy fees	1,958	1,390	2,186	1,339
Others	3,367	2,699	1,836	1,125

	$69,490	$72,702	$70,998	$43,506

For the years ended December 31, 2002, 2003 and 2004, the professional and consultancy fees include management fees paid or payable to the Company's former immediate parent and intermediate parent company of S$120, S$nil, and S$nil (US$nil) respectively. Included in professional and consultancy fees is consultancy fees paid or payable to a Director-related company of S$72, S$58 and S$72 (US$44) for the years ended December 31, 2002, 2003 and 2004, respectively.

Defined contribution costs, which are included in payroll and related staff costs, are S$3,665, S$3,507 and S$2,698 (US$1,653) for the years ended December 31, 2002, 2003 and 2004, respectively.

5. OTHERS

Others comprise the following :

	December 31,
	2002	2003	2004	2004
	S$	S$	S$	US$

Gain(loss) on disposal of fixed assets	$ 34	$ (53)	$ (26)	$ (16)
Miscellaneous income	885	370	373	229

	$ 919	$ 317	$ 347	$ 213

6. RECEIVABLES FROM RELATED PARTIES

	December 31,
	2003	2004	2004
	S$	S$	US$
Receivable from former intermediate parent company
SembCorp Industries Ltd	$46	$262	$160

Receivable from former immediate parent company
SembCorp Ventures Pte Ltd	112	-	-

Receivable from unconsolidated subsidiary
Pacific Internet (Thailand) Limited	481	1,080	662

Receivable from affiliates
Pacific Internet India Private Limited	1,851	1,687	1,034
World Net & Services Co., Ltd.	731	772	473
Others	902	612	375

	$4,123	$4,413	$2,704

As of December 31, 2003 and 2004, the amounts receivable from related parties included amounts of S$721 and S$619 (US$379) from the sale of goods and services respectively.

As of December 31, 2003, included in the amount receivable from SembCorp Ventures Pte Ltd are advances made to and payments made on behalf of SembCorp Ventures Pte Ltd.

The amount receivable from PITH relates to the loan to PITH and payments made by the Company on their behalf.

The amount receivable from PII and WNS relates to payments made by the Company on their behalf.

The amount receivable from affiliates others mainly relates to sale of air-tickets and provision of Internet access services.

The above receivables are payable upon demand and interest-free, except for the loan to PITH, which bears interest of 2% (2003: 2 to 7.75%) per annum.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2003	2004	2004
	S$	S$	US$
Deposits	$ 403	$ 481	$ 295
Prepaid expenses	1,851	1,579	967
Recoverable from third parties	151	254	156
Scholarship awards	21	-	-
Unbilled revenue	406	-	-
Other assets	524	337	206

	$ 3,356	$ 2,651	$ 1,624

8. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARY AND AFFILIATES

On January 5, 2000, Digiway, an investment holding company, was incorporated in Thailand. The Company subscribed to a 49.0% equity interest in Digiway, which in turn held a 26.0% equity interest in PITH. From March 2000 to December 19, 2001, the Company effectively owned 61.7% interest in PITH, comprising a 49.0% direct equity interest and 12.7% indirect interest via Digiway. On December 19, 2001, Digiway increased its equity interest in PITH to 41.0%. As a result, the Company's effective interest in PITH was increased to 69.1%. In July 2003, Digiway purchased 188,176 shares of Baht 100 each, representing a 10.0% equity interest in PITH from the minority shareholder. As a result, Digiway increased its equity interest in PITH from 41.0% to 51.0%, and the Company's effective interest in PITH was increased from 69.1% to 74.0%.

The Group will continue to account for PITH using the equity method until it has met the criteria to consolidate the financial statements of PITH under SFAS No. 94 Consolidation of All Majority-Owned Subsidiaries and EITF 96-16 - Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

Summarized combined balance sheet and statement of operations for the unconsolidated subsidiary, PITH is presented below :
	December 31,
	2002	2003	2004	2004
	S$	S$	S$	US$
Summarized Statement of Operations Information
Net Sales	$3,192	$7,725	$11,624	$7,123
Gross Profit	938	2,359	4,533	2,778
Net (loss) profit	(1,306)	(237)	644	395

Summarized Balance Sheet Information
Current assets	$2,260	$3,180	$4,479	$2,745
Non-current assets	1,879	1,723	1,768	1,083
Current liabilities	4,922	6,024	6,683	4,095
Non-current liabilities	-	-	16	10

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

As of December 31, 2004, the unamortized difference between the amount at which the investment in PITH was carried and the amount of the Group's underlying equity in net assets represents goodwill of S$533 (US$327).

Summarized combined balance sheet and statement of operations for the unconsolidated affiliates, namely PWC, PII and Digiway is presented below:
	December 31,
	2002	2003	2004	2004
	S$	S$	S$	US$
Summarized Statement of Operations Information
Net Sales	$325	$927	$2,074	$1,271
Gross (loss)/ profit	(132)	131	949	582
Net loss	(1,728)	(828)	(360)	(221)

Summarized Balance Sheet Information
Current assets	$968	$1,027	$1,347	$825
Non-current assets	1,466	946	379	232
Current liabilities	15,272	15,579	15,523	9,512

9. LONG TERM INVESTMENTS

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

Quoted equity investments are carried at fair value, with any unrealized gains and losses, net of applicable taxes, reported in a separate section of Shareholder's Equity. Realized gains and losses are included in the statement of operations and are determined on a specific identification basis. Other than temporary declines in market value from the original cost are charged to the Consolidated Statement of Operations in the period in which the loss occurs. These investments consist of equity interest in a telecommunication company and a bank incorporated in the Philippines. Proceeds from sale of available-for-sale securities in the year ended December 31, 2003 and 2004 were S$299 and nil respectively. The gross realized gain in the year ended December 31, 2003 totaled S$69.

10. FIXED ASSETS - NET

Fixed assets consist of the following:

Fixed assets that are acquired under capital leases consist of the following:

11. INTANGIBLE ASSETS

Intangible assets consist of the following:

The amortization expense for the year ended December 31, 2004 was S$380 (US$233). The estimated amortization expense for the next five years is as follows:

For the year ending December 31,	S$	US$

2005	$ 161	$ 99
2006	114	70
2007	83	51
2008	11	7
2009	7	4

12. GOODWILL

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

The Group reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142. The provisions of SFAS No.142 require that a two-step impairment test be performed on goodwill. In the first step, the fair value of each reporting unit is compared to its carrying value. The reporting units are consistent with the reportable segments identified in Note 27. Fair value of the reporting units is determined using the income approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the Group performs the second step, which is determining the implied fair value of the reporting unit's goodwill, and comparing it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded. The Group completed the annual impairment test and determined that goodwill is not impaired.

The changes in carrying amount of goodwill for the years then ended are as follows:

Goodwill attributable to operating segments for the years ended December 31, 2003 and December 31, 2004 are as follows:

13. LOAN RECEIVABLE

Loan receivable is unsecured and bears interest at 6.50% (2003: 6.50%) per annum. The amount is fully provided for in the financial year ended December 31, 2003.

14. LOAN RECEIVABLE FROM UNCONSOLIDATED AFFILIATES

Loan receivable from unconsolidated affiliates is unsecured, bears interest at 2.0% to 7.75% (2003: 2.0% to 7.75%) and is not expected to be repaid within one year.

15. BANKING FACILITIES

As of December 31, 2003 and 2004, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks, of S$26,070 and S$25,821 (US$15,823) respectively. The weighted average interest rate was 1.85% per annum. Total unused credit facilities available to the Group as of December 31, 2003 and 2004 were S$16,382 and S$16,996 (US$10,415), respectively.

16. BANK BORROWINGS

As of December 31, 2004, bank borrowings of S$88 (US$54) were secured by leasehold improvements and motor vehicles of PIPH with net book values of S$400 (US$245) and S$24 (US$15) respectively. The weighted average interest rate was 9.90% (2003: 9.98%) per annum.

17. PAYABLES TO RELATED PARTIES

The amount payable to SembCorp Ventures Pte Ltd largely relates to payments made on behalf of a subsidiary. The amount payable to SembCorp Industries Ltd largely relates to payments made on behalf of a subsidiary.

Other payables above are non-trade in nature, interest-free and have no fixed terms of repayment.

18. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

19. DEFERRED INCOME

Deferred income consists of the following:

20. INCOME TAXES

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

The components of deferred income taxes are as follows:

The net change in the valuation allowance for the years ended December 31, 2002, 2003, and 2004, was a (decrease) increase of S$(426), S$336 and S$(875) (US$(536)), respectively.

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

The reconciliation of tax computed by applying the statutory income tax rate to pre-tax income is:

The underprovision of tax in prior years of S$952 arose from expenses deducted in computing tax in prior years for which the tax authority of Singapore has taken the position in the current financial year that these expenses are not deductible.

21. CUMULATIVE EFFECT ADJUSTMENT NET OF TAX

Effective January 1, 2003, the Group adopted the method of accounting for asset retirement obligations in accordance with SFAS No. 143 Accounting for Asset Retirement Obligations. The charge for the cumulative effect up to December 31, 2002 recognized by the Group was $220. Further details on Accounting for Asset Retirement Obligation can be found in Note 24.

22. LEASES AND COMMITMENTS

Leases

The Company leases its corporate offices under non-cancelable operating leases, which expire in 2006. The Company has the option to extend each of these leases for an additional three years.

Operating leases also include international leased lines with cancelable and non-cancelable leases expiring at various dates between 2005 and 2007. The lease agreements do not include renewal options.

Future minimum lease payments for capital leases and operating leases with initial or remaining terms of one year or more are as follows as of December 31, 2004.

Supply contracts for satellite bandwidth of S$2,564 (US$1,571), payable within one year from December 31, 2004 were included in operating leases.

The operating leases expenses of the Group are as follows:-

Rental payments under operating leases are expensed on a straight line basis over the periods of the respective lease.

Commitments

A subsidiary company has committed to InfoComm Development Authority of Singapore ("IDA") that it will spend S$200 (US$123) within the next year, largely on capital equipment and infrastructure.

23. VALUATION AND QUALIFYING ACCOUNTS

24. ASSET RETIREMENT OBLIGATION

Effective January 1, 2003, the Group adopted the method of accounting for asset retirement obligations in accordance with SFAS No. 143 Accounting for Asset Retirement Obligations. Previously, the Group had not been recognizing amounts related to asset retirement obligations. Under the new accounting method, the Group now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. A reliable estimate of the market premium risk cannot be made, as this information is not readily available; as such this has been excluded in the computation of the estimate of the fair value of the asset retirement obligations.

The proforma effects of the application of SFAS No. 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003) are presented below:

The Group leases various operating facilities in Asia and Australia and has renovated the premises as well as installed various fixtures in the premises. According to the lease contract, the Group is legally required to restore the premises back to its original condition at the end of the lease. The Group recognized the fair value of liabilities for asset retirement obligation and capitalized that cost as part of the cost basis of leasehold improvements and depreciates it on a straight line bases over 2 5 years. The following table describes all changes to the Group's asset retirement obligation liability, recorded as part of accrued operating expenses:

The pro forma asset retirement obligation liability balances as if SFAS No. 143 had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows:

25. DECLARATION OF DIVIDENDS

In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors. Singapore law allows dividends to be paid only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency. The Company has not declared any dividends to date. The amount of the Company's retained earnings available for distribution was approximately S$2,300 (US$1,409). The Group does not anticipate paying cash dividends in the foreseeable future.

26. RELATED PARTY TRANSACTIONS

Prior to May 1999, the Company was a 74.99% owned subsidiary of SembCorp Ventures Pte Ltd (formerly known as Sembawang Ventures Pte Ltd). The Company's intermediate parent companies at that point in time were Sembawang Corporation Ltd and SembCorp Industries Ltd.

In May 1999, the parent company, SembCorp Ventures Pte Ltd, diluted their shareholdings from 54.6% to 41.8%. Since then, SembCorp Ventures Pte Ltd and SembCorp Industries Ltd are considered as the former immediate parent company and former intermediate parent company, respectively. During the year ended December 31, 2003, SembCorp Ventures Pte Ltd further diluted their shareholdings in the Company from 41.8% to 30.8%. During the year ended December 31, 2004, SembCorp Ventures Pte Ltd further diluted their shareholdings in the Company from 30.8% to 29.2%.

The Company paid an annual management fee to its former immediate parent company and former intermediate parent company for various management and administrative services provided. These services were provided by its former immediate parent company and former intermediate parent company to all its strategic business units based on the application of pre-defined weightage to parameters such as profitability. For the years ended December 31, 2002, 2003 and 2004, management fees paid or payable to the Company's former immediate parent company and former intermediate parent company were S$120, $nil and S$nil (US$nil), respectively.

On September 2000, the Company sold its 15.0% equity interest in 1-Net Singapore Pte Ltd for S$1,943 to MediaCorp Interactive Pte Ltd ("MediaCorp Interactive"). At the time of the aforementioned sale, one of the Directors of the Company also held a directorship on the board of directors of MediaCorp Interactive and Media Corporation of Singapore Pte Ltd ("MCS"). MCS owns a 13.9% stake in the Company through its wholly-owned subsidiary SIM Ventures Pte Ltd (subsequently known as MediaCorp Investments Pte. Ltd.). MediaCorp Interactive is a wholly-owned subsidiary of MCS. During the year ended December 31, 2003, SIM Ventures Pte Ltd (subsequently known as MediaCorp Investments Pte. Ltd.) disposed part of their shareholdings in the Company, thus diluting their shareholdings to 7.11%. During the year ended December 31, 2004, SIM Ventures Pte Ltd further diluted their shareholdings in the company from 7.11% to 1.28%.

On June 20, 2000, the Company through its subsidiary Safe2Travel, acquired the travel and travel-related businesses of SMTG (the "SMTG Acquisition") for S$10,000. At the time of the SMTG Acquisition, the Company indirectly owned 85.0% of the issued share capital of Safe2Travel. SMTG was a 75.0%-owned subsidiary of SembCorp Industries Ltd at the time of the SMTG Acquisition. SembCorp Industries Ltd through its wholly-owned subsidiaries, SembVentures, also held 30.8% of the issued share capital of the Company. Pursuant to the terms and conditions of the SMTG Acquisition, Safe2Travel had agreed to extend a loan of S$5,000 to SMTG. The loan from Safe2Travel to SMTG is interest-free and has no fixed term of repayment. This loan was fully repaid in 2002.

For the years ended December 31, 2002, 2003 and 2004, the Company provided Internet Access and related services amounting to S$69, S$172 and S$45 (US$28) respectively, to its former intermediate parent company.

For the years ended December 31, 2002, 2003 and 2004, Safe2Travel provided travel-related services amounting to S$191, S$155 and S$159 (US$97) respectively, to the Group's former intermediate parent company and other affiliated companies.

For the years ended December 31, 2002, 2003 and 2004, consultancy fees paid or payable by Safe2Travel amounted to S$72, S$58 and S$72 (US$44) respectively, to a Director-related company.

For the period May 2002 to September 2002, PI Services provided IT consultancy services amounting to S$75 to the Group's former intermediate parent company.

27. SEGMENT REPORTING

In accordance with SFAS No. 131 - Disclosures about Segments of an Enterprise and Related Information, certain information should be disclosed based on the financial information management analyzes for making operating decisions and assessing performance. The Group operates in three reportable segments as each of these segments offer different products and services:

  Internet Access and Internet Services
  e-Commerce Services
  Travel-related Services

INTERNET ACCESS AND INTERNET SERVICES (“ACCESS”). This segment includes all Internet access services such as dial-up, leased lines, broadband, value added services and all other Internet access-related services.

E-COMMERCE SERVICES (“E-COMMERCE”). This segment includes e-commerce services, website content and community related services as well as application development services.

TRAVEL-RELATED SERVICES (“TRAVEL”). This segment includes services provided by a “brick-and-mortar” travel agent, such as air ticketing, tours, hotels and other travel-related services.

Intersegment sales and transfers were accounted as if the sales or transfers were to third parties, that is, at current market prices.

Long-lived assets include fixed assets, intangible assets and goodwill.

Net (liabilities)/assets of significant operations outside Singapore
Hong Kong	(348)	300	1,073	658
Australia	12,691	16,836	18,283	11,203
The Philippines	(1,524)	(945)	(763)	(468)

28. LICENSES

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

29. COMMON STOCK

The Company completed its first and second offerings (collectively known as the "offerings") of common stock on February 5, 1999 and May 20, 1999, respectively. The Company sold an aggregate of 2,500,000 shares in the offerings and received net proceeds after offerings expenses amounting to approximately S$76,300.

30. STOCK OPTION PLAN

The Group has three fixed stock option plans under which it may grant options to certain employees, directors, officers and consultants of the Group to subscribe for shares within the Group.

The 1998 Employees' Share Option Plan was established by the Company in November 1998 and became effective upon the Company's initial public offering. Options to purchase up to 1,500,000 shares were granted, of which 1,498,500 were accepted, at an exercise price equal to the initial public offering price of US$17.00 per share and no amounts applicable thereto are reflected in the Consolidated Statement of Operations. The 1998 Employees' Share Option Plan expired during the year.

In November 1999, the Company established the 1999 Share Option Plan. As of December 31, 2004, a total of six tranches were granted under the aforesaid plan, namely, on November 10, 1999, April 25, 2000, January 10, 2001, April 10, 2001, August 18, 2003 and March 25, 2004 respectively. The exercise price is the average of the officially quoted closing price of the Company's shares on the NASDAQ's National Market System for the five trading days immediately preceding the date of grant, which was determined to be US$32.48, US$25.60, US$3.60, US$3.09, S$11.22 and S$16.92 (US$10.37) per share for the respective six tranches. As of December 31, 2004, options to subscribe for an aggregate of 3,780,000 shares have been granted under this plan, of which 3,534,050 were accepted.

As at December 31, 2004, options to subscribe for 650,612 shares under the 1998 Employees' Share Option Plan and 1999 Share Option Plan have been exercised by employees. An aggregate of 1,465,478 stock options remains outstanding as of the aforesaid date.

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

The vesting schedule for 1999 (5th and 6th tranche) is as follows:

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

  25% of the options shall vest on the earlier of the date which is five years after the grant date and the first date upon which the shares of Pacfusion are listed or approved for listing (the earlier of such dates being the Initial Vesting Date') of Pacfusion's shares;
  an additional 25% of the options shall vest on the first anniversary of the Initial Vesting Date; and
  the remaining 50% of the options shall vest on the second anniversary of the Initial Vesting Date.

Presented below is a summary of the Group's stock option activity:

	Shares	Exercise Price Range	Weighted- Average Exercise Price

Balance, January 1, 2002	1,696,125	US$3.09 $32.48	US$14.51
Exercised	-	-	-
Forfeited / Cancelled / Expired	(234,350)	US$3.09 $32.48	US$9.04

Balance, December 31, 2002	1,461,775	US$3.09 $32.48	US$15.38
Granted and Accepted	707,800	S$11.22	S$11.22
Exercised	(219,625)	US$3.09-$3.60	US$3.48
Forfeited / Cancelled / Expired	(120,425)	US$3.09 $32.48	US$13.39

Balance, December 31, 2003	1,829,525	US$3.09 $32.48	US$13.47
Granted and Accepted	766,000	S$16.92	S$16.92
Exercised	(259,487)	US$3.09-$6.40	US$3.66
Forfeited / Cancelled / Expired	(870,560)	US$3.60 $32.48	US$20.91

Balance, December 31, 2004	1,465,478	US$3.09 $32.48	US$8.98

Presented below is a summary of the Group's outstanding stock options as of December 31, 2004:

The Group has elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees under its stock-based compensation plans. Accordingly, the difference between the option exercise price and the quoted market price or unquoted valuation price of the Group's shares on grant date is recognized as compensation cost over the options' vesting period. Such compensation cost recognized by the Group in 2002, 2003 and 2004 relating to both the 1999 Share Option Plan and 2000 Equity Incentive Plan was S$427, S$2,192 and S$616 (US$377).

During the year ended December 31, 2003, two members resigned from the Board of Directors of the Company. For one of the Directors, in accordance with the terms of the relevant share option plans and his share option agreements, the Compensation & Administrative Committee passed the resolution on May 29, 2003 extending the exercise periods of his unexercised share options for a period of 24 months from his resignation date. During the year ended December 31, 2004, one member resigned from the Board of Directors of the Company. In accordance with the terms of the relevant share option plans and his share option agreements, the Compensation & Administrative Committee passed a resolution on February 19, 2004 extending the exercise periods of his unexercised share options for a period of 24 months from his resignation date.

The Group has accounted for this modification in accordance with FIN 44 - Accounting for Certain Transactions Involving Stock Compensation. Under FIN 44, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date based on intrinsic value method is recognized.

During the years ended December 31, 2002, 2003 and 2004, nil, 56,000 and 59,000 options were granted to non-employees of which nil, 56,000 and 59,000 were accepted. In accordance with SFAS No. 123's fair value method, for the years ended December 31, 2002, 2003 and 2004, compensation cost of S$(33), S$183 and S$226 (US$139) were recognized (written back). Fair value was computed using the Black-Scholes Option Pricing Model.

The total stock-based compensation cost recognized by the Group for the years ended December 31, 2002, 2003 and 2004 were S$394, S$2,375 and S$842 (US$516), respectively.

Stock option awards granted after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31. The total compensation expense recognized in 2002, 2003 and 2004 in relation to these outstanding options are S$nil, S$2,129 and S$240 (US$147).

31. LEGAL PROCEEDINGS

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

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company is required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement ("Settlement"), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement's terms on July 14, 2004. On February 15, 2005, the Court granted a preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. A final hearing on approval of the Settlement will be scheduled in mid-March. Despite the preliminary approval, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants. The litigation between those parties is proceeding and is currently in the class certification stage. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have sought review of that decision.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company will be subject to discovery obligations that non-focus case issuers will not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

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

32. GUARANTEES

As of December 31, 2004, the Company has issued the following guarantees to third parties on behalf of its subsidiaries and believes that the risk involved is minimal.

  A corporate guarantee of S$8,300 (US$5,086) (2003: S$8,300) to a bank in respect of banking facilities extended to Safe2Travel amounting to S$8,000 (US$4,902) (2003: S$8,000) of which S$3,050 (US$1,869) (2003: S$2,250) has been utilized.
  A corporate guarantee of S$1,266 (US$776) (2003: S$1,320) to a bank in respect of banking facilities extended to PI HK amounting to S$1,266 (US$776) (2003: S$1,320) of which S$633 (US$388) (2003: S$660) has been utilized.

33. EXTRAORDINARY ITEM

This relates to a gain arising from the acquisition of the balance of 7.89% shareholding in Pacfusion from the minority shareholder in January 2004 whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.

34. SUBSEQUENT EVENTS

In January 2005, Travelfusion was placed into liquidation by way of written resolution of members.

35. RECENT ACCOUNTING PRONOUNCEMENTS

Share-Based Payment

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004) Share-Based Payment ("SFAS No. 123R"), which is a revision of SFAS No. 123. SFAS No. 123R supercedes APB No. 25 and amends FASB Statement No. 95 Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123R must be adopted in the first interim or annual period after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123R on July 1, 2005.

SFAS No. 123R permits public companies to adopt its requirements using one of two methods:

  A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.
  A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Group is currently evaluating the above methods of adoption.

As permitted by SFAS No. 123, the Group currently accounts for share-based payments to employees using APB No. 25's intrinsic value method. Accordingly, the adoption of SFAS No. 123R's fair value method will have a significant impact on the Group's results of operations, although it will have no impact on the Group's overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Group adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 3.

36. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current year's presentation.

EXHIBIT 4.40

THIS AGREEMENT is made on the 10th day of March Two Thousand and Four (2004)

BETWEEN:

1.	PACFUSION GROUP HOLDINGS PTE LTD, a company incorporated in Singapore with its registered office at 89 Science Park Drive, #02-05/06 The Rutherford, Singapore 118261 ("Pacfusion"); and
2.	TRAVELFUSION.COM LIMITED, a company incorporated in the Islands of Bermuda, with its registered office at Canon's Court, 22 Victoria Street, HM 12, Hamilton ("TravelFusion").

WHEREAS:

(A)	Safe2Travel Pte Ltd (formerly known as Safe2Travel.com Pte Ltd) (the "Company") is a company limited by shares incorporated in Singapore and has, at the date hereof, an authorised share capital of S$20,000,000.00 divided into 20,000,000 ordinary shares of S$1.00 par each ("Shares"), of which 19,962,000 Shares have been issued and are fully paid up;

(B)	TravelFusion is the legal and beneficial owner of 18,461,999 ordinary shares of par S$1.00 each (the "Transfer Shares"), being 92.49% of the issued capital of the Company;
(C)	TravelFusion is desirous of selling and Pacfusion is desirous of purchasing all of the legal and beneficial interest in the Transfer Shares on the terms and conditions contained in this Agreement.

1.	INTERPRETATION
1.1.	In this Agreement, unless the context otherwise requires:
"Completion Date" means the date of this Agreement (or such other date the parties hereto may agree in writing);
"Encumbrance" means mortgage, pledge, lien, charge, assignment by way of security, hypothecation, secured interest, title retention arrangement, preferential right, trust arrangement or any arrangement having the same or equivalent commercial effect or any agreement to create such an arrangement and includes all other third party interests of whatever description;
1.2.	Any reference to "completion" shall mean completion of the transfer of the Transfer Shares under this Agreement;
1.3.	The headings are for convenience only and shall not affect the interpretation of this Agreement;
1.4.	The singular shall include the plural and vice versa and the neuter gender the feminine and masculine genders and vice versa.
2.	CONDITIONAL AGREEMENT
2.1.	The obligations of Pacfusion under this Agreement are conditional upon TravelFusion producing reasonable evidence that:
	2.1.1.	the Company has obtained such approvals as may be required for the registration of the Transfer Shares in the name of Pacfusion;
	2.1.2.	TravelFusion has obtained such approvals as may be required any relevant competent authority wherever located having jurisdiction over the transactions described in this Agreement; and
	2.1.3.	Asia-Pacific Retail Concepts Pte Ltd and Tan Tong Hai, being the other shareholders of the Company, holding 1,500,000 Shares and 1 Share respectively, have waived such rights of pre-emption with respect to the Transfer Shares under Article 31 of the Articles of Association of the Company by each completing and delivering to TF the waiver in the form attached at Schedule A (the "Pre-emption Waivers") or otherwise.
2.2.	Pacfusion and TravelFusion hereby undertake to use their best endeavours to ensure the satisfaction of these conditions.
3.	AGREEMENT TO TRANSFER THE SHARES
Subject to the terms and conditions of this Agreement, TravelFusion shall transfer to Pacfusion, the legal and beneficial interest in the Transfer Shares together with all benefits, rights, advantages and entitlements (including dividend rights) attaching or accruing thereto on and from the date hereof free from any Encumbrance or third party interest.

4.	CONSIDERATION
The purchase price of the Transfer Shares shall be S$18,461,999.00 ("Purchase Price").
5.	COMPLETION
5.1.	Subject as hereinafter provided, completion shall take place at 89 Science Park Drive #02-05/06 The Rutherford Singapore 118261 (or at such other place as Pacfusion and TravelFusion may agree in writing) on the Completion Date.
5.2.	On completion, TravelFusion shall deliver to Pacfusion:
	5.2.1.	Board resolutions of the Company approving the transfer of the Transfer Shares to Pacfusion, duly executed registrable transfer form(s) in favour of Pacfusion in respect of the Transfer Shares accompanied by the relative share certificate(s) in respect of the Transfer Shares and such statutory declaration(s) and/or other document(s) duly executed by TF where applicable for the purpose of having the transfer form(s) stamped; and
	5.2.1.	Pre-emption Waivers of each Asia-Pacific Retail Concepts Pte Ltd and Tan Tong Hai respectively and such waivers, consents and other documents as may be required to enable TravelFusion to transfer the Transfer Shares and Pacfusion to be registered as holder(s) of the Transfer Shares.
5.3.	Against compliance with the foregoing provisions of this clause, Pacfusion shall satisfy the consideration for the Transfer Shares by payment of the Purchase Price, which shall be credited into TravelFusion's bank account.

6.	WARRANTIES
6.1.	TravelFusion warrants and undertakes to and with Pacfusion and its successors in title (with intent that the provisions of this Clause 6 shall continue to have full force and effect notwithstanding completion) as follows:
	6.1.1.	it is duly incorporated and validly existing under the laws of its country of incorporation, is a separate legal entity capable of being suing and being sued and has the corporate power and authority to own its assets and to conduct the business which it conducts;
	6.1.2.	it has the corporate power under the laws of its country of incorporation and its constitutive documents to enter into and perform its obligations under and to take all other actions and to do all other things provided for or contemplated in this Agreement;
	6.1.3.	this Agreement has been or will be duly authorised, signed and delivered and the execution of this Agreement constitutes or will constitute valid and binding obligations on its part;
	6.1.4.	that it is and will on completion be legally and beneficially entitled to and is able to procure the sale of the Transfer Shares to Pacfusion; and
	6.1.5.	that the Transfer Shares are and will on completion be free from all Encumbrances and other third party interests whatsoever.
6.2.	The warranties and undertakings given hereunder or pursuant hereto shall be separate and independent, shall not be limited by anything in this Agreement and shall not in any respect be extinguished or affected by completion and the benefits thereof may be assigned in whole or in part by Pacfusion.

7.	FURTHER ACTS
TravelFusion agrees and undertakes to execute and to do and take such steps as may be in its power to procure that all other necessary persons, if any, execute and do such further documents agreements deeds, acts and things as may be required so that full effect may be given to effect the transfer of the legal and beneficial interest of the Transfer Shares to Pacfusion.

8.	CONTINUING EFFECT OF AGREEMENT
8.1.	All provisions of this Agreement shall so far as they are capable for being performed or observed continue in full force and effect notwithstanding completion except in respect of those matters already performed.
8.2.	This Agreement shall be binding on and shall inure for the benefit of each party's successors and assigns.
9.	COUNTERPARTS
This Agreement may be signed in any number of counterparts, all of which taken together and when delivered to Pacfusion shall constitute one and the same instrument. Any party may enter into this Agreement by signing any such counterpart.

10.	COSTS
Each party hereto shall pay its own costs and expenses relating to the preparation, negotiation and execution of this Agreement and related documents and the sale of the Transfer Shares provided always that the stamp duty and goods and services tax (if any) payable on, in respect of or in connection with this Agreement and/or the transfer of the Transfer Shares (whether in Singapore, Bermuda or elsewhere) shall be borne by Pacfusion.

11.	NOTICES
All notices, demands or other communications required or permitted to be given or made under this Agreement shall be in writing and delivered personally or sent by prepaid registered post or by fax addressed to the intended recipient thereof at its address or fax number set out at the beginning of this Agreement (or to such other address or fax number as any party may from time to time notify the other). Any such notice, demand or communication shall be deemed to have been duly served (if given or made by fax) immediately or (if given or made by prepaid registered post) two days after posting and in proving the same it shall be sufficient to show that the envelope containing the same was duly addressed, stamped and posted.

12.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of Singapore and all the parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Singapore.

IN WITNESS WHEREOF this Agreement has been entered into on the date first above written.

Signed by For and on behalf of Pacfusion Group Holdings Pte Ltd In the presence of:	) ) ) )	/s/ CHONG PHIT LIAN
	)	Chong Phit Lian
	)	Director

/s/ TOH AH SIN
Witness: Toh Ah Sin (NRIC No. S7611700D)

Signed by For and on behalf of TravelFusion.com Limited In the presence of:	) ) ) )	/s/ TAN TONG HAI
	)	Tan Tong Hai
	)	Director

/s/ TOH AH SIN
Witness Toh Ah Sin (NRIC No. S7611700D)

Schedule A
Pre-emption Waiver

Date:

The Board of Directors
Safe2Travel Pte Ltd
89 Science Park Drive #02-05/06
The Rutherford
Singapore 118261

Dear Sirs

Sale and Purchase Agreement dated __________ of __________________ 2002 between Pacfusion Group Holdings Pte Ltd and TravelFusion.com Limited (the "Agreement") : Waiver of Pre-emption Rights

We/I, __________________________________________, of _____________________

____________________________________, being a member of Safe2Travel Pte Ltd (the "Company") hereby agree to waive our rights under Article 31 of the Articles of Association of the Company, and consent to the following proposed transfer of ordinary shares of par value S$1.00 each in the capital of the Company:

Transferor	Transferee	No. of Shares Transferred

Travelfusion.com Limited	Pacfusion Group Holdings Pte Ltd	18,461,999

Yours faithfully

__________________________________
Name:
NRIC No:

EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

S/n	Name of Company	Country of Incorporation
1.	Pacific Internet Corporation Pte Ltd	Singapore
2.	Pacific Internet (Australia) Pty. Limited	Australia
3.	Zip World Pty Ltd	Australia
4.	Hunterlink Pty Limited	Australia
5.	Pacific Internet (Hong Kong) Limited	Hong Kong
6.	Pacific Internet Corporation (Hong Kong) Limited	Hong Kong
7.	Pacific Internet India Private Limited	India
8.	Pacific Internet (Malaysia) Sdn. Bhd.	Malaysia
9.	Primeworld Digital Systems, Inc.	Philippines
10.	PW Holding Corporation	Philippines
11.	Pacific Digiway Limited	Thailand
12.	Pacific Internet (Thailand) Limited	Thailand
13.	World Net & Services Co., Ltd.	Thailand
14.	Pacfusion Limited	Bermuda
15.	Pacfusion.com Inc. (De-registered on December 15, 2003)	Delaware, USA
16.	Pacific Internet Services Pte. Ltd.	Singapore
17.	Pacfusion.com (Australia) Pty Limited (De-registered on February 11, 2004)	Australia
18.	Pacfusion (Malaysia) Sdn. Bhd. (Members' Voluntary Liquidation finalized on March 1, 2004)	Malaysia
19.	Pacfusion.com (Thailand) Limited (In Members' Voluntary Liquidation)	Thailand
20.	TravelFusion.com Limited (In Members' Voluntary Liquidation)	Bermuda
21.	Safe2Travel Pte Ltd	Singapore

EXHIBIT 12.1

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Tan Tong Hai, certify that:
1.	I have reviewed this annual report on Form 20-F of Pacific Internet Limited;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[ Reserved ]
(c)	Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.	The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

 Date :  June 27, 2005

By:	/s/ TAN TONG HAI

Tan Tong Hai
President and Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION BY THE CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Tay Kuan Ming, certify that:
1.	I have reviewed this annual report on Form 20-F of Pacific Internet Limited;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[ Reserved ]
(c)	Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.	The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

 Date :  June 27, 2005

By:	/s/ TAY KUAN MING

Tay Kuan Ming
Acting Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Pacific Internet Limited, (the "Company"), does hereby certify that, to such officer's knowledge:

  the accompanying annual report of the Company on Form 20-F for the fiscal year ended December 31, 2004 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ TAN TONG HAI

Name:	Tan Tong Hai
Title:	President and Chief Executive Officer
Date:	June 27, 2005
By:	/s/ TAY KUAN MING

Name:	Tay Kuan Ming
Title:	Acting Chief Financial Officer
Date:	June 27, 2005

EXHIBIT 15.3

PACIFIC INTERNET LIMITED

AUDIT COMMITTEE CHARTER (2nd Revised Version)

1.	INTRODUCTION
1.1.	The Board of Directors (the "Board") of Pacific Internet Limited ("PacNet" or the "Company") has established an Audit Committee (the "Audit Committee" or "Committee") comprising a Committee of Directors.
1.2.	The Audit Committee shall be empowered and function in accordance with this Charter. In the discharge of its functions, the Audit Committee may seek guidance from the best corporate governance practices in Singapore, including without limitation the Code of Corporate Governance issued by the Corporate Governance Committee in Singapore and the SGX Securities Trading Listing Manual issued by the Singapore Exchange Limited, to the extent that such practices are not inconsistent with the regulatory requirements of the US Securities Exchange Commission (the "SEC") or the NASDAQ National Stock Market ("NASDAQ") applicable to it.
1.3.	The Audit Committee shall also, for so long as the same is not applicable to the Company, seek guidance from Section 201B of the Companies Act (Cap. 50) of Singapore (and any amendment or re-enactment thereof). However, whenever the same shall apply to the Company, it shall comply with, and act in accordance with the provisions thereof.
1.4.	This Charter shall supersede the 1st revised version of the Audit Committee Charter approved by the Board dated 16 May 2000 and adopted by the Audit Committee on 7 November 2003.
2.	PURPOSE
2.1.	The Audit Committee shall assist the Board in fulfilling their oversight responsibility relating to:-
	2.1.1.	the quality and integrity of the Company's financial statements;
	2.1.2.	the financial reporting process;
	2.1.3.	the systems of internal accounting and financial controls;
	2.1.4.	the performance of the Company's internal audit function and independent auditors;
	2.1.5.	the qualifications and independence of the independent and internal auditors; and
	2.1.6.	the compliance of the Company with ethics policies, and legal and regulatory requirements.
2.2.	In furtherance of this purpose, the Audit Committee shall seek to maintain free and open communication between itself, the independent auditors, the internal auditors and Management.
3.	COMPOSITION AND CONSTITUTION
3.1.	The Audit Committee shall comprise of at least three directors, each of whom shall meet the independent requirements of NASDAQ and SEC.
3.2.	Members of the Audit Committee must:
	3.2.1.	not have participated in the preparation of the financial statements of the Company or any subsidiary of the Company at any time during the three years preceding his/her appointment;
	3.2.2.	be able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement.
In addition, at least one member of the Audit Committee shall be an "audit committee financial expert" as defined in the NASDAQ and SEC regulations.
3.3.	Collectively, the Audit Committee should have broad business experience, knowledge of the operations, finance and auditing procedures of the PacNet group of companies (the "PacNet Group") as well as commitment and available time.
3.4.	The members of the Audit Committee shall elect a Chairman from among their number. In addition to chairing meetings of the Audit Committee, the Chairman shall be the liaison to Management and will be responsible for setting the agenda for meetings. The Chairman may temporarily delegate his or her responsibilities if he/she is not available to perform them.
3.5.	A member who wishes to retire or resign shall provide at least one month's notice to the Board. If, for any reason, the number of qualified members is reduced to below 3, the Board shall, as soon as possible but in any case within the time permitted by the applicable NASDAQ and/or SEC rules, appoint such number of new members to meet the said minimum number of qualified members.
3.6.	The Board should give the Audit Committee sufficient resources to enable it to discharge its functions properly.
4.	AUTHORITY
4.1.	The Audit Committee is empowered to investigate any matter brought to its attention. In doing so, it shall have full access to all books, records, facilities, and personnel of the Company. It is empowered to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee. In addition, Management shall provide the fullest co-operation in providing information and resources to the Committee, as well as implementing and carrying out all requests made by the Committee.
4.2.	The Audit Committee shall have the authority to obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

5.	DUTIES AND RESPONSIBILITIES.
5.1.

The primary responsibility of the Audit Committee is to oversee the Company's financial reporting process on behalf of the Board and report the results of their activities to the Board.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.

5.2.	In discharge of this responsibility, the Audit Committee shall:
	5.2.1.	Review with the independent auditors and the internal auditors their respective audit plans.
	5.2.2.	Review with the independent and internal auditors, their evaluation and the adequacy of the internal accounting and other control systems of the PacNet Group, particularly in relation to significant internal control weaknesses that are likely to have material impact on the Company's operating results or financial position.
5.2.3.

Review with the independent auditors their audit reports on the periodic financial statements of the PacNet Group and other reports relating to internal controls and Management's response and actions to address any noted weaknesses.

Such reports shall include the following:

  all critical accounting policies and practices to be used;

  all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

  other material written communications between the independent auditors and Management, such as any management letter or schedule of unadjusted differences.

	5.2.4.	Review with the internal auditors the scope and results of the internal audit procedures and monitor Management's response and actions to address any noted weaknesses.
	5.2.5.	Review with independent auditors and report to the Board, findings of internal investigations into matters where there is any suspected fraud or irregularity, or failure of internal controls or infringement of any law, rule and regulation which has or is likely to have a material impact on the PacNet Group's operating results or financial position.
5.2.6.

Discuss with the Management, independent auditors and internal auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs.

	5.2.7.	Review and approve any related party transactions in order to determine whether any potential conflict of interest exists.
5.2.8.

review the quarterly, half-yearly and yearly balance sheets and profit and loss accounts of the PI Group including announcements to shareholders, SEC and/or NASDAQ prior to their submission to the Board, focusing particularly on:

  any changes in accounting policies and practices;
  major judgemental areas;
  significant adjustments resulting from an audit;
  the going concern assumption;
  compliance with accounting standards; and
  compliance with stock exchange and legal requirements.

	5.2.9.	Review the assistance given by officers of the PacNet Group to the independent auditors and internal auditors, to determine that no restrictions are placed on them by Management.
	5.2.10.	Review and re-assess the adequacy of this Charter on an annual basis.
5.2.11.

Make recommendations for the purpose of ensuring that the internal audit departments within the PacNet Group that they are adequately staffed and appropriately qualified, and if the internal auditing services are provided by external parties, to request that the internal auditors satisfy the Audit Committee that their team is adequately staffed and appropriately qualified.

	5.2.12.	Establish policies for the hiring of employees and former employees of the External Auditors.
	5.2.13.	Review periodic filings with the SEC by the Company and ensure that adequate programs and procedures exist to comply with the rules and regulations of the SEC, NASDAQ and, to the extent that they are not inconsistent with the rules and regulations of the SEC and NASDAQ, the rules and regulations of any other stock exchange which are applicable to it.
5.2.14.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

	5.2.15.	Establish, review, and update periodically the Company's Code of Ethics for Senior Executive and Financial Officers (the "Code") and ensure that Management establish a system to enforce the Code.
	5.2.16.	Carry out such other functions as may be agreed to by the Audit Committee and the Board.
6.	OVERSIGHT OF AUDITORS AND AUDITOR INDEPENDENCE
6.1.

The Audit Committee is directly responsible for the appointment, compensation and retention of the independent auditors, subject to ratification by the shareholders.
The Committee shall have oversight of the work of the independent auditors engaged to prepare or issue an audit report or perform other audit, review or attest services, including resolutions of disagreements between independent auditors and Management regarding financial reporting.

6.2.	The Committee shall request for its review a formal written statement by the independent auditors at least annually, describing:
	6.2.1.	all relationships between the independent auditors (and its related entities) and the Company (and its related entities) consistent with Independence Standards Board Standard 1 (for assessing auditor independence),
	6.2.2.	the independent auditors' internal quality control procedures; and
	6.2.3.	any material issues raised by the most recent internal quality control review, or peer review of the independent auditors, or by any inquiry or investigation by governmental or professional authorities, within the past 5 years, in respect of one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues.
6.3.	To ensure the independence of the independent auditors, the Audit Committee shall:
	6.3.1.	actively engage in dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors, bearing in mind the Audit Committee's responsibility to select, evaluate and where appropriate, replace the independent auditors (or to nominate the independent auditors to be proposed for shareholders' approval in any notice of annual general meeting of the Company);
	6.3.2.	take, or recommend that the Board take, appropriate action to ensure the independence of the independent and internal auditors;
	6.3.3.	(subject to shareholder ratification if necessary) pre-approve all audit, audit-related and non-audit services provided by the independent auditors, as required under the applicable law and SEC and NASDAQ rules and regulations. The Audit Committee may form and delegate authority to one or more of the designated members of the Committee to grant such pre-approvals of audit and permitted non-audit services; provided that the decisions of any member to whom the authority is so delegated to pre-approve an activity shall be presented to the full Audit Committee for ratification at its next meeting; and
	6.3.4.	ensure the rotation of the lead audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit of the independent auditors.
7.	FUNDING
7.1.	The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of:
	7.1.1.	Compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer;
	7.1.2.	Compensation to any advisers employed by the Audit Committee under Clause 4.2 above; and
	7.1.3.	Ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.
8.	MEETINGS
8.1.

To carry out the above functions, the Audit Committee shall meet at least four times in any one financial year at such time and place as it may elect. A member may, and the Company Secretary on the request of a member shall, at any other time convene a meeting of the members of the Audit Committee by notice served upon the members of the Audit Committee.

Upon the request of the independent auditors, the Chairman of the Audit Committee shall convene a meeting of the Audit Committee to consider any matters the independent auditors believe should be brought to the attention of the Audit Committee members.

8.2.	The Audit Committee has the discretion to invite any Director or executive to attend any Audit Committee meeting.
8.3.	The Audit Committee shall meet separately periodically with Management, the internal auditors, and the independent auditors to discuss issues and concerns warranting committee attention. The Audit Committee shall provide sufficient opportunity for the internal auditors and the independent auditors to meet privately with the members of the committee. The Audit Committee shall review with the independent auditors any audit problems or difficulties and Management's response.
8.4.	The Company Secretary, failing whom his/her representative, shall be the secretary for all meetings of the Audit Committee.
8.5.	Minutes of the meetings of the Audit Committee shall be circulated to the Board and the independent auditors. However, minutes pertaining to the performance of the independent auditors may only be circulated to the independent auditors with the permission of the Audit Committee.
8.6.	Except as otherwise provided herein, the Audit Committee shall be governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), resolutions in writing, notice, waiver of notice, quorum and voting requirements as are applicable to the Board.
***** Adopted on this 7th day of November 2004 by the Audit Committee.

For and on behalf of the Audit Committee

/s/ DAVID WONG

David Wong Chairman of the Audit Committee

Revision History

  Original Version approved by the Board of Directors and adopted by Audit Committee on 16 May 2000.
  1st Revised Version approved by the Board of Directors and adopted by Audit Committee on 7 November 2003

EXHIBIT 15.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) No. 333-10242 dated April 13, 1999 pertaining to the 1998 Employees' Share Option Plan, and Registration Statement No. 333-11122 dated November 12, 1999 and No. 333-106508 dated June 26, 2003 pertaining to the 1999 Share Option Plan of Pacific Internet Limited, of our report dated February 28, 2005, with respect to the consolidated financial statements of Pacific Internet Limited included in its Annual Report (Form 20-F) for the year ended December 31, 2004.

/s/ ERNST & YOUNG

ERNST & YOUNG
Singapore June 27, 2005