Form 20-F
period 2005-12-31
PACIFIC INTERNET LTD
filed 2006-06-30
CIK 1074245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _____________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________
Commission file number 000-29938
Pacific Internet Limited
(Company Registration No. 199502086C)
(Exact name of Registrant as specified in its charter)
Republic of Singapore
(Jurisdiction of incorporation or organization)
89 Science Park Drive, #01-07
The Rutherford, Singapore Science Park
Singapore 118261
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares	Nasdaq Stock Market’s National Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:          None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:          None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Number outstanding as of December 31, 2005

Ordinary shares	13,412,247
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes   ☐          No   ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes   ☑          No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer   ☐          Accelerated filer   ☐          Non-accelerated filer   ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   ☐          Item 18   ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes   ☐          No   ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes   ☐          No   ☐

FORWARD-LOOKING STATEMENTS DISCLAIMER
This Annual Report on Form 20-F, including the documents that we incorporate by reference, contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such statements relate to, among other things, expansion plans, expected future results of operations, capital expenditures, integration of acquired businesses, other possible acquisitions, cost reduction efforts, cash flow and operating improvements, and are often, though not always, indicated by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “outlook,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements:
•	general business and economic conditions in the Asia-Pacific region, including the rate of inflation;

•	continued growth of the Internet and expanded uses of the Internet to provide telephony and other services;

•	population, exchange rate fluctuation and employment and job growth in the Asia-Pacific region;

•	pricing pressures and strategies, and other competitive factors;

•	results of our programs to increase revenues and control costs;

•	results of our programs to improve capital management;

•	our ability to integrate any companies we acquire and achieve operating improvements at those companies;

•	increases in labor costs;

•	opportunities or acquisitions that we pursue; and

•	the availability and terms of financing.
Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.
In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this Annual Report include, but are not limited to, general economic and political conditions in Singapore, Southeast Asia, the Asia-Pacific region and other countries which have an impact on our business activities, changes in Singaporean and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in “Item 3D Risk Factors” appearing elsewhere in this Annual Report.

CERTAIN DEFINITIONS AND CONVENTIONS
In this Annual Report, unless the context otherwise requires, all references to:
(i)	“the Company” or “Pacific Internet” is to Pacific Internet Limited, a company incorporated in Singapore;

(ii)	the “Group” and “PacNet” are to Pacific Internet and its subsidiaries and associated companies, including Pacific Internet (Hong Kong) Ltd (previously known as Pacific Supernet Ltd1) (“PIHK”), Pacific Internet (Australia) Pty Limited (“PIAU”), Pacific Internet Services Pte. Ltd. (“PI Services”) , Safe2Travel Pte Ltd (“Safe2Travel”), Primeworld Digital Systems, Inc[2] (previously known as Pacific Internet Philippines, Inc., for ease of reference it will be referred as “PIPH”), Pacific Internet (Thailand) Limited (“PITH”), World Net & Services Co., Ltd. (“WNS”), Pacific Internet India Private Limited (“PII”), Pacific Internet (Malaysia) Sdn. Bhd. (“PIMY”), Pacific Internet Corporation Pte Ltd (“PIC”), T3 Communications Partners Pty Ltd (“T3CP”), T3 Communications Pty Ltd (“T3C”), T3 Technology Solutions Pty Ltd (“T3T”), T3 Rewards Pty Ltd (“T3R”) and Pacfusion Ltd (“Pacfusion”);

(iii)	The associated companies of the Group are WNS, PII, PW Holding Corporation and Pacfusion.com (Thailand) Limited;

(iv)	“Pacific Internet’s ISPs” or the “Group’s ISPs” are to those Internet service providers in which the Group has a direct or indirect equity interest, including subsidiaries and minority investments; and

(v)	the “Asia-Pacific region” are to the Asia-Pacific region excluding Japan.
For purposes of calculating the number of subscribers, “subscriber” means an account for Internet access. Information as to companies in which the Group does not have a majority interest has been provided by those entities and is believed by the Group to be accurate.
Unless otherwise specified, all references in this Annual Report to “U.S. dollars”, “dollars”, “$” or “US$” are to United States dollars and all references to “Singapore dollars” or “S$” are to Singapore dollars, the legal currency of tender in Singapore.
Unless otherwise indicated, all information in this Annual Report reflects a one-for-two reverse share split of the ordinary shares, par value S$2.00 effected prior to the sale of the shares offered pursuant to the initial public offering by the Company on February 5, 1999 (the “Offering”). Certain technical terms used in this Annual Report are defined in the Glossary of Internet Terms set out as Annex A to this Annual Report.
PRESENTATION OF CERTAIN FINANCIAL INFORMATION
The Group prepares its financial statements in Singapore dollars and in conformity with generally accepted accounting principles in the United States (“US GAAP”).
For the convenience of the reader, this Annual Report contains translations of certain Singapore dollar (“S$”), Hong Kong dollar (“HK$”), the Philippine Peso (“Pesos”), Australian dollar (“AU$”), Indian Rupees (“Rupees”), Thai Baht (“Baht”) and Malaysian Ringgit (“RM”) amounts into U.S. dollars as at December 31, 2005 which were S$1.6628 = US$1.00, HK$7.7701 = US$1.00, Pesos 55.4267 = US$1.00, AU$1.3103 = US$1.00, Rupees 44.9405 = US$1.00, Baht 39.5905 = US$1.00, RM 3.6306 = US$1.00, respectively. No representation is made that the Singapore dollar, Hong Kong dollar, the Philippine Peso, Australian dollar, Indian Rupees, Thai Baht, Malaysian Ringgit or U.S. dollar amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

[1]	Change of name was effected on January 3, 2005.

[2]	Change of name was effected on March 17, 2005.

		Page
Certain Definitions and Conventions		4

Presentation of Certain Financial Information		4

Part I

Item 1	Identity of Directors, Senior Management and Advisers	6
Item 2	Offer Statistics and Expected Timetable	6
Item 3	Key Information	6
Item 4	Information on the Group	16
Item 5	Operating and Financial Review and Prospects	39
Item 6	Directors, Senior Management and Employees	50
Item 7	Major Shareholders and Related Party Transactions	57
Item 8	Financial Information	59
Item 9	The Offer and Listing	61
Item 10	Additional Information	61
Item 11	Quantitative and Qualitative Disclosures about Market Risk	69
Item 12	Description of Securities Other than Equity Securities	70

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	70
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	70
Item 15	Controls and Procedures	70
Item 16	[Reserved]	70

Part III

Item 17	Financial Statements	72
Item 18	Financial Statements	72
Item 19	Exhibits	72

SIGNATURES		76

ANNEX A: Glossary of Internet Terms		A-1

Financial Statements		F-1
Ex-4.41 Share Sale Agreement relating to T3 Communications Pty Ltd dated October 31, 2005
Ex-8.1 List of Subsidiaries
Ex-12.1 Certification by the Chief Executive Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Ex-12.2 Certification by the Chief Financial Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Ex-13.1 Certification by the Chief Executive Officer and Chief Financial Officer of Pacific Internet, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
Ex-15.4 Consent by Ernst & Young
Ex-15.5 3rd Revised Audit Committee Charter of Pacific Internet adopted on August 4, 2005
Ex-15.6 1st Revised Compensation & Administrative Committee Charter of Pacific Internet adopted on July 25, 2005
Ex-15.7 1st Revised Nominating Committee Charter of Pacific Internet adopted on July 25, 2005
Ex-15.8 2nd Revised Guidelines For The Selection Of Directors of Pacific Internet adopted on July 25, 2005
Ex-15.9 2nd Revised Nominating/Corporate Governance Committee Charter of Pacific Internet adopted April 20, 2006
Ex-15.10 2nd Revised Compensation & Administrative Committee Charter of Pacific Internet adopted on April 20, 2006

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
N.A

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
N.A

ITEM 3.	KEY INFORMATION

Item 3A.	Selected Financial Data
The following selected consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The consolidated statement of operations data set forth below for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the consolidated balance sheet data at December 31, 2001, 2002, 2003, 2004 and 2005 are derived from, and are qualified by reference to, the Consolidated Financial Statements audited by Ernst & Young, independent accountants. The information presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2001		2002		2003		2004		2005		2005
			(in thousands except per Share data, No. of Shares and Subscribers No.)
Consolidated Statement of Operations Data:
Total gross revenue	S$	141,077	S$	157,030	S$	167,493	S$	169,759	S$	170,417	US$	102,488
Toll rebates		—		—		—		—		—		—

Total net revenue	S$	141,077	S$	157,030	S$	167,493	S$	169,759	S$	170,417	US$	102,488

Income (loss) from operations	S$	(13,436)	S$	8,056	S$	8,213	S$	12,113	S$	10,230	US$	6,152

Net income (loss)	S$	(14,965)	S$	2,890	S$	4,825	S$	10,130	S$	10,820	US$	6,506

Net income (loss) per share — basic (1)	S$	(1.17)	S$	0.23	S$	0.37	S$	0.77	S$	0.81	US$	0.49

Net income (loss) per share — diluted (2)	S$	(1.17)	S$	0.23	S$	0.36	S$	0.75	S$	0.81	US$	0.49

Weighted average number of ordinary shares outstanding — basic (1)		12,815,066		12,815,066		12,985,036		13,238,793		13,339,896		13,339,896

Weighted average number of ordinary shares outstanding — diluted (2)		12,815,066		12,815,066		13,249,096		13,429,615		13,384,706		13,384,706

Consolidated Balance Sheet Data:
Total assets	S$	133,091	S$	130,014	S$	132,740	S$	144,424	S$	161,741	US$	97,270
Total debt (3)		24,612		17,051		4,879		4,471		3,984		2,396
Total shareholders’ equity		61,908		65,908		77,975		90,619		101,672		61,145
Capital stock		119,055		118,372		121,802		124,224		124,763		75,032
No. of ordinary shares (as adjusted to reflect change in capital)		—		—		219,625		259,487		118,069		118,069

Other Data:
Capital expenditures (4)	S$	7,992	S$	5,516	S$	5,735	S$	8,031	S$	7,640	US$	4,595
Dial-up subscribers (at end of period) (5)		367,687		359,226		377,700		388,960		278,513		278,513
Leased line subscribers (at end of period) (5)		2,228		1,390		1,510		1,600		1,789		1,789
Broadband subscribers (at end of period) (5)		17,006		37,100		58,000		66,830		72,458		72,458

Note

(1)	Based on the weighted average number of shares deemed to be outstanding during the period.

(2)	Includes the dilutive effect of all outstanding options under the Group’s share option plans.

(3)	Includes capital lease obligations, bank borrowings and non-trade payables to related parties but excludes payables to related parties arising from transactions in the ordinary course of business.

(4)	The amounts shown above for capital expenditures are equal to the sums of the amounts presented on the Group’s Consolidated Statements of Cash Flows as ''cash flows from investing activities—acquisition of fixed assets.’’

(5)	For 2001, this includes subscribers in Singapore, Hong Kong, the Philippines, Australia, India and Thailand. In addition, for the years 2002, 2003, 2004 and 2005, this also includes subscribers in Malaysia.

Exchange Rate Information
The following table sets forth the average, high, low and period-end Noon Buying Rate between Singapore dollars and U.S. dollars (in Singapore dollars per U.S. dollar) for the periods indicated starting in 2001.

	Singapore Dollars/U.S. Dollar
	Noon Buying Rate(1)
				Period
	Average(2)	Low	High	End
2001	1.80	1.73	1.85	1.85
2002	1.79	1.73	1.85	1.74
2003	1.74	1.70	1.78	1.70
2004	1.69	1.63	1.73	1.63
2005	1.66	1.62	1.71	1.66
November		1.69	1.71	1.69
December		1.66	1.69	1.66

2006
January		1.62	1.65	1.62
February		1.62	1.64	1.62
March		1.61	1.63	1.62
April		1.58	1.62	1.58
May (through May 15, 2006)		1.56	1.58	1.58

(1)	The Noon Buying Rates were extracted from the Federal Reserve Bank of New York.

(2)	The average rate is the average of the daily Noon Buying Rates on the last business day of each month during the relevant period.
No representation is made that the Singapore dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rate indicated, any other rate or at all.
Fluctuations in the exchange rate between the Singapore dollar and the U.S. dollar will affect the U.S. dollar price of the shares.
For a discussion of the effect exchange rate fluctuations have on the business and operations of the Group, see “Item 5A. Results of Operations — Foreign Exchange Transactions” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Item 3B.	Capitalization and Indebtedness
N.A

Item 3C.	Reasons for the Offer and Use of Proceeds
N.A

Item 3D.	Risk Factors
Presented below are some of the risks that could affect the Group’s Business. These factors should be considered in connection with any forward-looking statements and other risks described elsewhere in this Annual Report. The risks below are not comprehensive — some risks are not yet known to the Group and some risks that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s business, results of operations and financial condition
Risks Related to Our Business
MediaRing Ltd has made a takeover bid to acquire all of our issued and outstanding Shares (“Proposed Takeover”) and has stated that if successful, it intends to de-list our Shares from the Nasdaq National Market.
On April 27, 2006, UOB Asia Limited announced for and on behalf of MediaRing Ltd (“MediaRing”) that MediaRing intended to make the Offer for the Proposed Takeover. On May 12, 2006, UOB Asia Limited announced for and on behalf of MediaRing that an offer to purchase had been dispatched to all of our registered shareholders and that accordingly, the Offer had commenced. MediaRing has announced that it has obtained regulatory approval from the Infocomm Development

Authority of Singapore (“IDA”), and that it has obtained approval from its shareholders, to implement and effect the Offer. The Proposed Takeover remains conditional upon MediaRing securing a stake of more than 50% of our outstanding Shares as well as upon the satisfaction of certain other conditions. For additional information concerning the Proposed Takeover, see “Item 4A. History and Development — Proposed Takeover by MediaRing.”
MediaRing has not announced its plans for the businesses and management of our company should it be able to acquire control of our company pursuant the Offer. However, it has announced that if successful, MediaRing will apply to de-list our Shares from the Nasdaq National Stock Market. If our Shares are de-listed from the Nasdaq National Stock Market, our Shares will have limited liquidity and your ability to transfer the Shares will be severely limited.
In addition, if MediaRing is successful in acquiring all or a significant portion of our Shares, it will have the ability to control actions requiring the vote of our shareholders, including:
•	The composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of executive officers;

•	Any determinations with respect to mergers, other business combinations, or changes in control;

•	The acquisition or disposition of assets by us;

•	Our financing activities; and

•	The payment of dividends on our capital stock.
This control by MediaRing could depress the market price of the Shares. In addition, pending the completion of the Proposed Takeover, the market price of the Shares may experience increased volatility. Further, there can be no assurance that MediaRing will successfully acquire any or all of the Shares pursuant to the Proposed Takeover. The actual failure, or a perceived or rumored failure, of the Proposed Takeover may also cause a decline in the market price of the Shares.
MediaRing’s Proposed Takeover has caused accelerated vesting of our outstanding options granted under the 1999 Plan and we have recorded additional compensation expense in 2006.
As a result of MediaRing’s Proposed Takeover, all of the outstanding options granted pursuant to our 1999 Share Option Plan (the “1999 Plan”) have fully vested and became immediately exercisable. As of May 15, 2006, 887,754 options were issued and outstanding. Of these options, 214,707 options that have not yet become fully vested have become fully vested and immediately exercisable as of May 12, 2006 as a result of the Proposed Takeover and we have recorded compensation expense in the amount of approximately S$870,000 (US$550,000) in 2006 due to the accelerated vesting of these options. As a result, our earnings in the second quarter may be lower than our earnings in past quarters, which may cause a decline in the market price of the Shares.
In addition, in connection with the Proposed Takeover, we may be forced to incur certain expenses including, but not limited to, legal, consulting and accountants’ fees. These expenses may be significant and may have an adverse impact on our profitability.
Vantage Corporation Limited owns a large percentage of the Shares and may have the ability to influence matters requiring shareholder approval.
As of May 15, 2006, Vantage Corporation Limited (“Vantage”) owned 28.7% of the Company’s outstanding Shares. As such, Vantage has significant influence over shareholder actions and may have the ability to indirectly control our company and to direct our affairs. After the effective date of this Annual Report, Vantage may from time to time resell all of the Shares owned by it. See “Risks Related to the Shares—Future issuances or sales of Shares could significantly affect the trading prices of the Shares.” However, there can be no assurance that Vantage will sell all or any of these Shares, and following this offering, Vantage may continue to exercise control over our company. Vantage has stated publicly that it will not accept the MediaRing Offer at the price of US$8.25 per share proposed by MediaRing.
If we are unable to compete effectively with existing or new competitors, we may lose market share or be forced to reduce prices.
Our industry is highly competitive. Our current and prospective competitors include many large and established companies that have greater financial, marketing, infrastructure and other resources than we do. Our key competitors in the Internet access business are primarily major telecommunications carriers or affiliates of major telecommunications carriers and ISPs in each of the countries in which we have operations. These competitors include, among others:
•	in Singapore: SingNet and Starhub;

•	in Hong Kong: PCCW, NTT Communications Limited (“HKNet”) and CITIC Pacific (“CPC Net”);

•	in the Philippines: PLDT, Tri-Isys Inc. and Globe;

•	in Australia: Telstra and Optus;

•	in India: VSNL;

•	in Thailand: Internet Thailand Public Limited Company and Samart Corporation Public Limited Company; and

•	in Malaysia: TM Net Sdn. Bhd.
We are not affiliated with any major telecommunications carrier. However, several of our competitors or their affiliates are often also suppliers of upstream telecommunications services upon which our services are dependent. As such, we may be more vulnerable than our competitors to pricing pressures as well as any anti-competitive measures which may be undertaken by such suppliers.
We are significantly affected by the marketing and pricing decisions of our competitors. Increased competition in the industry has caused significant downward pricing pressure across all market segments. To the extent that potential and existing customers make decisions solely or primarily on price, we may be unable to compete effectively. We may also be forced to reduce prices to stay competitive with our competitors in order to keep existing customers or to attract new customers. If we are forced to reduce our prices, our profit margins will decrease. This may have a materially adverse impact on our financial condition and results of operations.
Any decline in our customer retention levels or our prices may adversely affect our revenues and profitability.
Our new customer acquisition costs are substantial relative to the monthly fees we charge to our customers. Accordingly, our long-term success largely depends on our retention of existing customers. While we continue to invest significant resources in our infrastructure and technical and customer support capabilities, it is relatively easy for Internet users to switch to competing providers. Consequently, our investments may not help customer retention. Any significant loss of customers will substantially decrease our revenues and cause our business to suffer.
As a result of competitive pricing pressures in the market for Internet services, we have in the past reduced the prices we charge our Internet customers. We expect that continued price pressures may cause us to reduce prices further in order to remain competitive, and such further price reductions could adversely effect our results of operations unless we can lower our costs commensurately with such price decreases.
We are dependent on third-party suppliers that are important to our business.
We rely extensively on regional and local telecommunications carriers as well as other service companies in the countries in which we operate to provide data communications capacity across various mediums. We are subject to potential disruptions in the services provided by these third-party suppliers and may have no means of replacing these services on a timely basis, or at all, in the event of a disruption. Any disruption in the services provided by these third-party suppliers would result in a disruption of our services, which could cause our subscribers to switch to one of our competitors.
We are also dependent on suppliers of various hardware components that we use in providing our services. Although some of these components can be obtained from more than one source, if any supplier fails to supply components and products in a timely manner, and at the quantity and quality levels that we require, we may experience significant difficulty in providing services to our customers. In such instances, our brand name and reputation may be adversely affected.
In addition, our margins are highly sensitive to variations in prices for services and products we obtain from third parties. Our business could be harmed if these third-party suppliers increase the prices they charge us. There can be no assurance that our third-party suppliers will not enter into exclusive arrangements with our competitors or stop selling or leasing their services or products to us, or that they will continue to provide their services on commercially acceptable price terms, any of which could have a material adverse impact on our business and results of operations.
If we fail to keep pace with technological changes and evolving industry standards, our business and operating results may be materially adversely affected.
Our present and proposed products and services are designed for Internet users. The Internet industry is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, uncertain levels of demand and frequent new service and product introductions. The Internet industry is also subject to concerns about consistent quality of service, cost effectiveness, high-speed options, integration with existing business applications, security, confidentiality of sensitive data, reliability and ease of use.
Our future success depends in part on our ability to effectively exploit leading technologies and to continually enhance our in-house technical expertise in order to provide innovative and superior services to our customers. If we are unable to successfully exploit these technologies our ability to introduce new products and services to the market in a timely manner may be compromised, and our competitive position may be weakened. Keeping up with technological advances will be expensive, and it is possible we will lack the necessary resources to do so.
We also face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered predominantly by telephone lines. In the future, Internet services may be more readily accessible by other mediums such as third generation mobile phones, or become deliverable predominantly through other means such as wireless transmission. We may need to develop new technology or modify our existing technology, either through internal development or externally through licensing arrangements or otherwise, to accommodate these developments. This may require substantial resources which may affect our results of operations and financial condition.
Our ability to compete will also depend upon the continued compatibility of our services with hardware and software offered by various vendors. It is unclear whether any Asia-Pacific or international industry standards will be established or whether we will be able to conform to these new standards in a timely and competitive manner. The introduction of new products or services to the market or any change in industry standards could affect the sale of our existing products or services.
In addition, services or technologies developed by others could render our services or technology uncompetitive or obsolete. This could reduce our revenues and adversely affect our business, financial condition and results of operations. Failure to anticipate these prevailing standards could also have a material adverse effect on our business and results of operations.
If we are unable to expand, enhance and protect our network infrastructure and security systems, our business could be adversely affected.
Our success is highly dependent on our ability to develop, maintain and enhance the long-term reliability of our network. In order to cater to the needs of our customers and retain and grow our customer base, we must continually expand and improve our network infrastructure and associated security systems, which could require substantial financial, operational and management resources. In the event that we are unable to expand and enhance our network infrastructure and security systems on a timely basis to meet our customers’ changing requirements or to meet evolving industry standards, our results of operations and our competitive position may be adversely affected and our ability to grow may be limited.
We must protect our network infrastructure against fires, earthquakes, power losses, telecommunications failures, computer viruses, security breaches, and similar events. The occurrence of a natural disaster or other unanticipated problems at our network operations center may cause interruptions in the services we provide. Because we lease our lines from third-party telecommunications carriers, we are dependent upon these companies for physical repair and maintenance of the leased lines. The failure of our telecommunications providers to provide the data communications capacity we require or to repair or maintain the lines we lease could lead to interruptions in the services we provide. Not all the companies within our Group have comprehensive natural disaster and consequential business interruption insurance. Any damage or failure that causes interruptions in the service we provide could have a material adverse effect on our business, financial condition and results of operations.
Our network is subject to security risks and inappropriate use by Internet users which could interrupt our service and cause a decline in our profitability.
Despite the implementation of security measures, our network infrastructure is vulnerable to computer viruses, sabotage, break-ins, “cracking” or “hacking” and similar disruptive problems caused by subscribers or other Internet users. Computer viruses, inappropriate use and other problems caused by third parties could lead to interruptions in, delays to, or the termination of, the service we provide to our customers. Fixing problems caused by computer viruses, inappropriate uses or security breaches may also require interruptions, delays or termination of our services, which could result in lost revenues and disgruntled subscribers. Inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in our computer systems or those of our subscribers. This may result in a loss of our subscribers or deter potential customers from subscribing to our services. Further, to the extent we store and transmit personal information of our customers such as credit card numbers, computer viruses or security breaches could damage our reputation and expose us to possible liability. We do not carry “errors and omissions” insurance or other insurance covering losses or liability caused by computer viruses or security breaches.
The nature of our business exposes us to potential liability for information disseminated through our network.
The laws relating to the liability of Internet access providers and on-line services companies for information carried on or disseminated through their networks are evolving rapidly. Because users download and redistribute materials that are cached or replicated by us in connection with our Internet services, claims could be made against us for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of such materials, including claims made under the censorship laws of Singapore. We could also be exposed to liability because of third-party content that may be accessible through our services, including links to websites which are maintained by our users or other third parties or which are posted directly to our website, and subsequently retrieved by a third party through our services. It is also possible that if any third-party content provided through our services contains errors, third parties who access such material could make claims against us for losses incurred in reliance on such information. It is impossible for us to determine who the potential rights holders may be with respect to all materials available through our services.
Although no such claims have been asserted against us to date, it is possible that Internet access providers, like us, could be held liable for the actions of their subscribers or other third parties regardless of whether they had knowledge of their actions. Any costs we incur in defending against asserted claims or pay to satisfy successful claims could materially adversely affect our business, financial condition and results of operations. Further, although we have attempted to limit our liability by the terms of our standard service agreement, it is unclear whether our efforts to do so would be successful in the event of any litigation or other claim against us. As the laws in this area develop, the potential imposition of liability upon us for information carried on and disseminated through our network could require us to take measures to reduce our exposure to such liability. These measures may be expensive and may require the discontinuation of certain of our products or services, which could have a material adverse effect on our business and results of operations.
We may not be able to protect our proprietary rights and our business could be harmed if we infringe upon the proprietary rights of others.
We principally rely upon a combination of trademark and contractual rights to protect our proprietary technology and intellectual property. We cannot be certain that we have taken adequate steps to prevent misappropriation of our technology. Further, the laws of the countries in which we currently, or may in the future, operate may afford less protection to our proprietary technology and intellectual property than do the laws of the United States.
We may also from time to time licence or use intellectual property and proprietary technology from third-party providers. To the extent possible, we seek assurance from such third-party providers that they have proper authority to use or licence such proprietary rights. However, there can be no assurance that our use of these proprietary rights will not infringe upon the rights of others. Litigation by us to enforce our proprietary rights or defend against infringement claims made by others could result in substantial costs and diversion of management and personnel resources, regardless of whether such litigation results in a favorable outcome for us. This in turn could adversely affect our business, financial condition and results of operations.
We are involved in pending litigation that could have a material adverse impact on our business and results of operations.
See “Item 8A. Consolidated Statements and Other Financial Information — Other Information- Legal Proceedings.”
From time to time we are, or may be potentially involved, in other litigation incidental to our business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on our business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.
If we are unable to renew or maintain the licences and approvals required to operate our business, or if we fail to comply with applicable regulations in the countries in which we operate, our business and operating results could be adversely affected.
We have been granted the following licences and permits and are subject to the Internet-related regulatory policies and the licensing requirements of each of the countries in which we operate, including the following:
Singapore
On April 1, 2000, we were granted a facilities-based operator licence (the “FBO Licence”) by the IDA, which supersedes the Internet access service provider licence we previously held. On January 1, 2004, we transferred the FBO Licence to our wholly-owned subsidiary, PIC, with the approval of the IDA. With effect from January 1, 2004, we were granted a services-based operator licence (“SBO Licence”) by the IDA. On July 12, 2004, our subsidiary PI Services was also awarded an SBO Licence by the IDA to provide international simple resale services. In May 2005, we secured wireless broadband access spectrum right (“WBA Spectrum Right”) from the IDA, including a total of 30MHz of frequency spectrum in the 2.5GHz band, which is also one of the spectrum bands supported by the Worldwide Interoperability for Microwave Access (WiMax) Forum, an industry-led, non-profit corporation formed to provide and certify the compatibility and interoperability of broadband wireless access products. These spectrum rights allow us to deploy wireless broadband and fixed wireless services nationwide in Singapore and will also allow us to compete with existing broadband technologies, such as ADSL and cable broadband, and 3G services offered by mobile operators.
As licencees under the Telecommunications Act, Cap 323 (the “Act”), we are obliged to abide by the Act, the Code of Practice for Competition in the Provision of Telecommunication Services promulgated by the IDA effective March 4, 2005, and all other regulations, licences or codes of practice promulgated by the IDA.
Hong Kong
We hold an ISP licence issued by the Hong Kong Office of the Telecommunications Authority which must be renewed on an annual basis. In August 2004, we were also issued an annually renewable fixed carrier licence for external telecommunication.
Our Hong Kong ISP is regulated by the Office of the Telecommunications Authority, which is the executive arm of the Telecommunications Authority, the statutory body responsible for regulating the telecommunications industry in Hong Kong. Our subsidiary PIHK is also subject to the provisions and regulations under the Telecommunications Ordinance, Cap.106
Philippines
Our registration as an ISP in the Philippines is due for renewal on January 26, 2007.
As an ISP in the Philippines, we are subject to Republic Act No. 7925, “An Act to Promote and Govern the Development of Philippines’ Telecommunications and the Delivery of Public Telecommunications Services” (“PTA”).
In addition, since we are considered a value-added service provider under the PTA, we are required to register our Philippine ISP with the National Telecommunications Commission (the “Philippine NTC”). Our registration with the Philippine NTC must be renewed prior to its expiration in January 2007.

On January 5, 2001, we were granted a 25-year franchise under Republic Act No. 8992 to construct, install, establish, maintain and operate telecommunications systems throughout the Philippines. This franchise includes the authority to engage in mobile, cellular and wired or wireless services, fiber optics, multi-channel distribution systems, local-multipoint distribution systems, satellite transmission and reception systems and other telecommunications systems and value-added services (“VAS”) throughout the Philippines.
In December 2005, the Philippines NTC also granted us provisional authority to offer information and data communication network services in several cities and municipalities in the Philippines. This provisional authority is, among other things, subject to the availability of frequencies for such services and is valid for a period of 18 months.
Thailand
In Thailand, we are authorized to operate as a business, and are licenced as an ISP, by way of an agreement between our associated company WNS and CAT Telecom Public Company Limited, which was formerly the Communications Authority of Thailand (“CAT”). This agreement expires on October 30, 2006.
In September 2005, we obtained a “Type 1” licence from the National Telecommunications Commission, which was established in 2004 as the new independent regulator for the telecommunications industry and which has the sole power to grant licences or vary existing licences to operate telecommunications activities or IT services in Thailand. The Type 1 licence is renewable on an annual basis.
India
We conduct our operations in India under a 15-year licence issued by the Department of Telecommunications which expires in 2014. Our Indian ISP is subject to the provisions of the Indian Telegraph Act 1885, the Indian Wireless Telegraphy Act 1933, and the Telecom Regulatory Authority of India Act of 1997 as modified from time to time.
Malaysia
In Malaysia, we have been registered as an Applications Service Provider Class Licencee (“ASP Class Licence”) with the Malaysian Communications and Multimedia Commission (“MCMC”) since December 13, 2001. This registration must be renewed annually. We are also applying for a Network Service Provider (“NSP”) (Individual) licence to operate as a network service provider, and as of May 15, 2006, the MCMC has accepted our application for consideration.
Our Malaysian ISP business is regulated by the MCMC and is subject to the Malaysian Communications and Multimedia Commission Act 1998.
Australia
Our ISP in Australia is subject to a range of statutory obligations, including those promulgated under the Telecommunications Act 1997 (Cth) and the Telecommunications (Consumer Protection and Service Standards) Act 1999.
While we believe that we will be able to renew the licences, franchises, agreements or certificates necessary for our business, or to obtain other such licences and permits as may be necessary for our business, there can be no assurance that they will be renewed or issued by the relevant authorities in the time frame anticipated by us, or at all. Failure by us to comply with the regulations to which we are subject, or to renew, comply with or perform any of the conditions of any required permit, franchise, license or approval, or any revocation or unfavorable amendment of the conditions of the same, may have a material adverse affect on our financial condition and results of operations.
We may not be able to effectively manage our growth.
The growth of our business has placed, and may continue to place, a significant strain on our operational, administrative and financial resources and increased demands on our systems and controls. In order to manage our growth, we must implement additional operational and administrative systems, hire additional personnel and upgrade our networking, operating and financial control systems. To the extent that we are unable to effectively manage our growth, the quality and reliability of our service may decline and our relationships with our customers may be harmed, which may cause our results of operations and financial condition to be adversely affected.
If we fail to successfully integrate any resources we acquire through acquisitions, we may lose customers and our liquidity, capital resources and profitability may be adversely affected.
To develop the diversity of our service options and geographic coverage, we have in the past acquired the stock or assets of several companies and may, as part of our long-term business strategy, acquire other companies in the future. Acquisitions often involve a number of special risks, including the following:
•	we may experience difficulty integrating acquired operations and personnel;

•	we may be unable to retain acquired customers;

•	the acquisition may disrupt our ongoing business;

•	we may not be able to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures, and policies;

•	the businesses we acquire may fail to achieve the revenues and earnings we anticipate;

•	we may ultimately be liable for contingent and other liabilities, not previously disclosed to us, of the companies that we acquire; and

•	our resources may be diverted in asserting and defending our legal rights.
In addition, we may not be able to successfully overcome problems we may encounter in connection with future acquisitions as we have in the past. Future acquisitions could materially adversely affect our operating results by:
•	causing us to incur additional debt;

•	diverting the attention of our management from our ongoing operations;

•	increasing amortization expenses related to goodwill and other intangible assets; and

•	diluting the ownership interests of our shareholders.
The occurrence of any of these factors could have a material adverse effect on our business, financial position and operating results.
If we are unable to retain key personnel, our growth potential and operating results may be adversely affected.
We are dependent on the continued services of our senior management team and key personnel. The loss of services of one or more members of our senior management team or key personnel could have a material adverse effect on our growth potential and operating results. We do not maintain key personnel life insurance on any of our personnel. Our future success is also dependent in part on our ability to attract and retain additional high caliber personnel. Competition for such personnel is intense. These can be no assurance that we will be successful in attracting or retaining the personnel we require. If we fail to attract, hire, or retain the necessary personnel, or if we lose the services of any member of our senior management team or key personnel, our business could be adversely affected.
Fluctuations in foreign currency exchange rates may materially and adversely affect our operating results.
A significant portion of our revenues are received in Singapore dollars. We also collect a substantial potion of our revenue in Hong Kong dollars, Australian dollars, Philippine pesos, Malaysian ringgit, Thai baht and Indian rupees. Certain of our international transmission capacity charges, and from time to time purchase orders for equipment may be denominated in U.S. dollars. Our revenues and expenses are translated to Singapore dollars as our reporting currency. As a result, any significant fluctuation in these currencies relative to the Singapore dollar could adversely affect the value of our accounts receivable or accounts payable and could have a material adverse effect on our results of operations. We do not use any hedging instruments to protect against fluctuations in foreign currency exchange rates. Our financial position or results of operations may be adversely impacted in the future due to fluctuations in exchange rates or economic turmoil in the markets where we conduct business.
Compliance with changing corporate governance and public disclosure regulations may result in additional expenses.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations set forth by the U.S. Securities and Exchange Commission (“SEC”) and Nasdaq rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. We expect these efforts to require the continued commitment of significant resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Risks Related to Our Financial Condition
Our recent financial and business results may not be representative of what they may be in the future.
We have continued to maintain profitability since 2002. For the fiscal year ended December 31, 2005, we had net income in the amount of S$10.8 million (US$6.5 million). However, our recent financial results may not be representative of what they may be in the future. A number of factors may affect our future profitability, including, but not limited to, the following:
•	significant price competition in the markets in which we operate;

•	increased expenses resulting from the lease of additional network capacity;

•	any deterioration or lack of improvement in the economies of the Asia-Pacific region; and

•	losses which we may be required to recognize under applicable accounting standards, particularly Statement of Financial Accounting Standards (“SFAS”) 142 — Goodwill and Other Intangible Assets, if the book value of our goodwill exceeds its fair value.
There can be no assurance that we will be able to maintain profitability in the future.
Our quarterly results have fluctuated in the past and may not be indicative of future results.
Our quarterly results depend on many factors, including internal operational and strategic factors as well as external economic and market factors, that may affect our revenues, expenses and cash flows. Our quarterly results have fluctuated in the past and are likely to fluctuate in the future. Our past quarterly results are also not reliable indicators of our future quarterly results. Due to the various factors that may affect our operating results there can be no assurance that our future results will meet or exceed past results. It is possible that our future quarterly operating results or growth rate will from time to time be below the expectations of market analysts and investors, which may adversely affect the trading price of the Shares.
Our cash flows may be insufficient to fund our operating expenses and we may be unable to obtain financing to fund our operations in the future.
We believe that our existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations will be adequate to satisfy our operating and capital requirements for the next twelve months. However, our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to maintain and expand our customer base, the rate of expansion of our network infrastructure, the level of resources required to expand our marketing and sales organization, information systems and research and development activities, and the availability of hardware and software provided by third-party vendors, among other factors. The timing and amount of our capital requirements cannot be accurately predicted. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Any additional equity financing may be dilutive to our shareholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. However, there can be no assurance that funding will be available to us on a timely basis or at all, or on terms acceptable to us. Any inability to raise funds as needed may prevent us from implementing plans or may require us to modify or abandon some or all of our plans, reduce our scale of operations and/or our anticipated expansion, any of which could have a material adverse impact on our business and results of operations.
Our operating results and growth potential are affected by regional and worldwide social, political and economic conditions.
We have business operations in Singapore, Hong Kong, the Philippines, Australia, Malaysia, Thailand and India and our operating results and growth potential depend in part on the political, economic, regulatory and social conditions in these markets. In particular, our business could be materially and adversely affected by the following factors:
•	changes in regulations relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition;

•	economic instability, such as fluctuations in foreign currency exchange rates and interest rates;

•	incidents such as terrorist attacks which may adversely effect regional and global economies, resulting in a general loss of consumer confidence; and

•	the outbreak of highly infectious or communicable diseases such as severe acute respiratory syndrome (“SARS”) or the avian flu.
Political instability, changes in the regulatory environment or any economic decline or deterioration in the economics of the markets in which we operate could have a material adverse impact on our business, financial condition or results of operations.

Risks Related to our Jurisdiction of Incorporation.
Certain anti-takeover provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers may delay, deter or prevent a future takeover or change of control of our company, which may adversely affect the price of our Shares.
Certain provisions of the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Take-overs and Mergers (the “Take-over Code”) on mandatory offers may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring, whether by a series of transactions over a period of time or not, Shares (taken together with Shares held or acquired by persons acting in concert with him) carrying 30% or more of voting rights in our company must extend a takeover offer for the remaining voting Shares. A person holding between 30% and 50% of voting rights in our company (either on his own or together with parties acting in concert with him) must also make a mandatory takeover offer if that person, or any person acting in concert with him, acquires additional shares carrying more than 1% of voting rights in our company in any six-month period. The takeover offer required must comply with the rules for mandatory offers under the Take-over Code. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. Such provisions could limit the price that investors may be willing to pay for the Shares.
Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a corporation incorporated in the United States.
Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of management and the members of our board of directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. For example, controlling shareholders of U.S. corporations have fiduciary duties to minority shareholders while controlling shareholders in Singapore corporations are not subject to such fiduciary duties. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by a controlling shareholder of the Company than they would as shareholders of a corporation incorporated in the United States.
It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.
We are a limited liability company incorporated under the laws of Singapore. The majority of our directors and our senior management reside outside the United States. In addition, a majority of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States (such as Singapore), it may be difficult for shareholders to enforce liabilities based upon United States securities laws. Furthermore, there is doubt that Singapore courts would enter judgment in original actions brought in Singapore courts predicated on United States securities laws.
Risks Related to the Shares
The market price of the Shares has been and may continue to be volatile.
The market price of the Shares has been and may continue to be highly volatile. Consequently, the current market price of the Shares may not be indicative of value. We believe that a variety of factors could cause the price of the Shares to fluctuate, including:
•	quarterly fluctuations in our actual or anticipated operating results;

•	changes in our financial estimates and recommendations by securities analysts;

•	announcements of new services or pricing options by us or our competitors;

•	the operating and share price performance of other companies that investors deem comparable to our business;

•	news reports or rumors relating to trends in our industry or significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors; and

•	changes in the regulatory environment related to our industry and in the countries in which we operate.
In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of the Shares, regardless of the performance of our business.
Future issuances or sales of Shares could significantly affect the trading prices of the Shares.
Future issuances of Shares or the disposal of Shares by any major shareholder, or the perception that such issuance or sales may occur, may significantly affect the trading price of the Shares and may be dilutive to shareholders. As of May 15, 2006, we had outstanding options pursuant to which an aggregate of 887,754 Shares may be issued upon exercise thereof. The issuance of any additional Shares, whether upon the exercise of derivative securities, including options, in connection with a financing or otherwise, could dilute the proportionate ownership and voting power of existing shareholders. In addition, any perception by investors that such issuances may occur may significantly affect the trading price of the Shares. Following the effectiveness of the registration statement on Form F-3 we filed with the SEC on May 31, 2006, Vantage will be able to freely sell without further restriction up to 3,879,373 Shares owned by it. Concern regarding the sale of these Shares may cause the market price of our Shares to decrease. Any divestment of Shares owned by our other major shareholders could be dilutive to shareholders and could also affect the market price of the Shares, as well as our business and operations.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to shareholders.
As a foreign private issuer, we are not required to comply with all of the periodic disclosure requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder.
Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell their Shares.
We do not intend to pay dividends in the future.
We have never paid any cash dividends on the Shares. We currently intend to retain all future earnings, if any, for business use and do not expect to pay any dividends in the foreseeable future.
You may be subject to taxation under the laws of Singapore.
Prospective purchasers of the Shares are advised to consult their own tax advisors concerning the overall tax consequences of the acquisition, ownership or disposition of the Shares. Certain differences may exist between the tax laws of Singapore and the United States. See “Item 10E — Taxation — Singapore Tax Considerations.”

ITEM 4.	INFORMATION ON THE GROUP

Item 4A.	History and Development
Organization
Pacific Internet Limited was incorporated in the Republic of Singapore on March 28, 1995 as Sembawang Media Pte Ltd, and it changed its name to Pacific Internet Pte Ltd on March 17, 1998. On November 23, 1998, it was converted to a public company and was listed on NASDAQ on February 5, 1999. Pacific Internet Limited’s registered office and principal place of business are located at 89 Science Park Drive, #01-07, The Rutherford, Singapore 118261. The Company’s telephone number is (65) 6872 0322. The Company’s agent for service is CT Corporation System located at 111 Eight Avenue, 13th Floor, New York, New York 10011, USA. Their telephone number is (212) 894 8940.
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
The Group achieved full year profitability for four consecutive years from 2002 to 2005 with continuing focus on growing higher-margin corporate business, and regional businesses, as well as improving operational efficiencies.
While most telecommunications companies and ISPs concentrate on domestic markets, PacNet continues to harvest its corporate customer base to grow its regional corporate customer base and to up-sell VAS to them. The Group’s direct presence in seven countries, coupled with the extensive peering and international partnerships, makes PacNet an attractive and reliable one-stop service provider for multinational corporations and regional small-and-medium businesses.
Over the years, PacNet has built a network infrastructure that enables us to target major cities, which have high demand and growth potential for telecommunications services. To retain existing customers and to gain new customers, PacNet intends to continue to enhance our network quality and customer service, strengthen our sales efforts through further customer segmentation and broaden our sales channel. We also intend to develop and roll out more VAS. In 2005, strongest revenue growth was seen in the VAS segment, with an increase of 38.1% from 2004. This was primarily contributed by Voice revenue from T3CP. Other VAS revenue includes global roaming, web hosting, anti-virus solution and wireless access. VAS revenue represents 15% of total revenue in 2005, compared to 11% in 2004.
Broadband continues to be the preferred access mode in the mature markets of Singapore and Hong Kong where users are migrating from dial-up to high-speed Internet access in both consumer and corporate segments. Broadband contributes 49.7% to total revenue in 2005, the single largest revenue source for the Group. Subscriber base grew 8% from last year.
The Group will continue to execute strategies in broadband, corporate and regional businesses to drive growth. At the same time, PacNet will seek new international partnership opportunities to expand coverage in Asia-Pacific and leverage the respective expertise and technologies of these partners to strengthen its service offerings.
Capital Expenditures, Investment and Divestment
In 2003, amount of capital expenditures incurred totaled S$5.7 million, which was mainly for the purchase of network equipment on replacement basis. On July 2003, Digiway increased its equity interest in PITH from 41% to 51% for Baht 10 million. As a result, the Company’s effective interest in PITH was increased from 69.1% to 74.0%. On September 15, 2003, through PIAU, the Group acquired the customer lists of Product Information Services Pty Ltd (“Talent Internet”) for AU$0.25 million. There was no divestment during the year.
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
In 2005, amount of capital expenditures incurred totaled S$7.6 million (US$4.6 million), which was mainly for the purchase of network equipment on a replacement basis.
Pursuant to an agreement dated May 26, 2005, the Company disposed of 39% of its equity interest in PIMY to a Malaysian investor. No minority interest has been accounted for by the Group.
On October 31, 2005, PIAU entered into an agreement to acquire the entire equity interest in T3CP and its three subsidiaries, T3C, T3T and T3R, for an initial cash payment of S$4.1 million and a contingent consideration of up to a maximum of S$2.5 million to be made, based on the achievement by T3CP of earnings before interest and tax of A$1.0 million in the first 12 months subsequent to acquisition. As a result, PIAU becomes the immediate holding company of T3CP.
On December 30, 2005, PIHK entered into a Cooperation Agreement with a China-based Internet services provider, Shenzhen Zhong Ren New Telecommunication Science and Technology Company Limited (“SZR”) for the formation of an equity joint venture (“EJV”) to market integrated IP communication applications in Southern China. Under the Agreement, PIHK and SZR will each hold 50.0% of the equity interest of EJV and each party will make a capital contribution in the amount of RMB 5 million for their respective equity interest. As of December 31, 2005, no capital contribution had been made.
On January 11, 2006, the Securities And Exchange Commission, the Philippines, approved of the increase of the authorized capital of PDSI from Sixty Million Pesos (P60 million) to One Hundred and Thirty One Million Pesos (P131 million). Of the additional authorized capital, a total of Seventeen Million Seven Hundred Fifty Thousand Pesos (P17,750,000) consisting of Seventeen Million Seven Hundred Fifty Thousand (17,750,000) shares were subscribed to and paid-up as follows:

	No. of Shares	Amount		Amount
	Subscribed	Subscribed		Paid-Up
Pacific Internet Limited	12,440,800	P	12,440,800	P	3,110,200
PW Holding Corporation	5,309,200	P	5,309,200	P	1,327,300
As a result, the Company increased its equity interest in PDSI from 31.1% to 40% whereas the equity interest of PW Holding Corporation in PDSI decreased from 56.67% to 50.56%.
On January 25, 2006, Pacfusion was placed into liquidation by way of written resolution of members.
On February 7, 2006, PI Services completed the acquisition of a 7.50% direct equity interest in Safe2Travel from Asia-Pacific Retail Concepts Pte Ltd for a total consideration of S$972,000. After the acquisition, PI Services’ total direct equity interest in Safe2Travel is 99.99%.

Proposed Takeover by MediaRing
On February 27, 2006, our board of directors received a letter from MediaRing notifying the board that, subject to the satisfaction or waiver, if applicable, of certain pre-conditions required by Singapore law, MediaRing intended to make a voluntary takeover offer to acquire all of our outstanding Shares, other than those already held by MediaRing, its related corporations or the respective nominees of MediaRing or its related corporations at an offer price of US$8.25 in cash per Share. The pre-conditions included, among others, the approval of the shareholders of MediaRing and the approval of the IDA.
In response to this letter, on March 16, 2006, we appointed BNP Paribas to assist our board of directors in identifying and evaluating options for maximizing value for our shareholders, including seeking suitable strategic or merger partners, facilitating or soliciting alternative offers and considering alternative proposals presented by other potential interested parties, among others.
On April 27, 2006, UOB Asia Limited announced for and on behalf of MediaRing that MediaRing intended to make a voluntary conditional cash offer (the “Offer”) for all of our issued and outstanding Shares at a price of US$8.25 per Share, other than those Shares already held by MediaRing as at the date of the Offer (the “Proposed Takeover”). On May 12, 2006, UOB Asia Limited announced for and on behalf of MediaRing that the offer to purchase dated May 12, 2006 in respect of the Offer had been dispatched to all of our registered shareholders and that accordingly, the Offer had commenced.
MediaRing has announced that it has obtained regulatory approval from the IDA to make and implement the Offer for the Proposed Takeover, and that it has obtained approval from its shareholders to implement and effect the Offer. The Proposed Takeover remains conditional upon MediaRing securing a stake of more than 50% of our outstanding Shares as well as upon the satisfaction of certain other conditions.
On May 15, 2006, we appointed KPMG Corporate Finance Pte Ltd (“KPMG”) as independent financial advisers to our directors to render their opinion regarding the fairness of the Proposed Takeover.
On May 26, 2006, we dispatched a circular to our shareholders in relation to the Proposed Takeover which contained the opinion of KPMG, the unanimous recommendation by our independent directors to reject the Offer from MediaRing and other information for our shareholders’ consideration.
On June 13, 2006, MediaRing announced that the closing date for the Offer would be extended to 12:00 midnight, New York City time on June 26, 2006 (the “Expiration Date”). Accordingly, the Offer will expire on the Expiration Date unless further extended by MediaRing.
On June 22, 2006, MediaRing announced that it would be revising the offer price per Share from US$8.25 to US$9.50 net in cash and that the Expiration Date would be extended to 5:00 p.m. New York City time on July 10, 2006.
On June 23, 2006, we announced that a supplemental circular setting out, inter alia, details of the revised offer announced by MediaRing on June 22, 2006 will be dispatched to shareholders within the next 10 days.
MediaRing has not announced its plans for the businesses and management of our company if it is able to consolidate control of our company pursuant the Offer. However, it has announced that if successful, MediaRing will apply to de-list our Shares from the Nasdaq National Stock Market.
For additional risks associated with the Proposed Takeover, see “Item 3D. Risk Factors — MediaRing Ltd. has made a takeover bid to acquire all of our issued and outstanding Shares and has stated that if successful, it intends to de-list our Shares from the Nasdaq National Market”; and “Item 3D. Risk Factors — MediaRing’s Proposed Takeover has caused accelerated vesting of our outstanding options granted under the 1999 Plan and we have recorded additional compensation expense in 2006.”

Item 4B.	BUSINESS OVERVIEW
Industry Background
The Asia-Pacific region is the world’s largest regional Internet market. According to Frost and Sullivan, the Internet subscriber compound annual growth rate from 2004 to 2008 in China, Indonesia and India, is expected to be 25.8%, 54.4% and 48.0% respectively.
Driving the Internet growth in the region is broadband. With the continuing growth of broadband in the region, and the converging of voice, video and data on the Internet Protocol platform, there are opportunities for service providers to offer Internet-based communications solutions to both businesses and individuals. These services include Voice over Internet Protocol (VoIP), web conferencing, Internet storage, among others, and they allow businesses and individuals to leverage the Internet to perform their activities more cost efficiently, securely and reliably. In the VoIP space, more service providers have emerged, making international calls more accessible and affordable to both residents and businesses.
This growing trend of maximizing usage on access line is key for Internet service providers in the region, especially with intensifying competition. Fierce competition on the retail price front initiated by incumbent telecommunication providers

(“telcos”) is constantly challenging service providers’ profit margins. Increasingly, many Internet service providers are shifting the competition away from pricing to the value space where the focus is creating more value via “beyond access” Internet services. This is key to helping service providers increase their margins.
Another market disrupter that is expected to spur more growth opportunities worldwide is wireless broadband access connectivity. Beyond WiFi solutions, many countries around the world have been launching trials of WiMax and other wireless access technologies.
Strategy
Pacific Internet Limited or PacNet (NASDAQ: PCNTF), is the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific. The Group’s strategic plan is intended to transform PacNet over the next five years into an “IP-based Communications and Solutions Provider” (or IP-CSP) by strengthening its core competencies and capitalizing on the anticipated growing importance of various broadband Internet technologies.
PacNet’s core competitive strengths are a strong brand; broad geographic presence with direct operations in seven markets in Asia; good penetration and knowledge of the small- and medium-sized businesses (SMBs) as a key customer segment; strong management team; sound financial discipline; and solid financial resources. This is evidenced by 16 consecutive quarters of positive income to date. Building on these strengths, PacNet aims to grow its revenue by expanding its geographical reach and broadening its range of service offerings.
Frost and Sullivan’s findings show that Internet revenue in the Asia-Pacific is envisaged to reach US$45.7 billion by 2008, supported by user migration to broadband services and the explosive growth in time-user market. This represents a compound annual growth rate of 20.8%. Overall, Internet subscriber base will grow at a compound annual growth rate of 20.2%.
The advent of “disruptive” technologies such as VoIP and the emerging new WiMax standard that are poised to dramatically change the info-communications landscape are well suited to companies like PacNet, which are not constrained by large investments in legacy telecommunications systems.
The strategic plan has three key thrusts:
•	Expanding PacNet’s geographic footprint into previously unexplored markets through a combination of acquisitions, joint ventures, partnerships and alliances;

•	Exploiting “disruptive” technologies, in particular, wireless broadband; and

•	Increasing business revenues from IP-based VAS (over and above Internet access revenues).
Expanding Geographic Footprint
PacNet currently has direct operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. The objective is to expand this footprint both to leverage the Company’s expertise into previously unexplored markets and to capitalize on the growing communications demands of SMBs expanding their operations across the Asia-Pacific region.
According to Internet World Stats, the average Internet penetration across the Asia-Pacific is low at less than 10% of the total population as per industry estimates. China, Indonesia and India have penetration rates of 8.5%, 8.1% and 4.5% respectively.
The markets that PacNet intends to focus on include China, India and Indonesia. The expansion strategy in each market will be influenced by local competitive and regulatory factors — for instance, foreign ownership restrictions in China and India mean joint ventures or strategic partnerships are a more feasible approach. In China, PacNet intends to pursue opportunities to expand via tie-ups with provincial ISPs. In January 2006, for instance, PacNet entered into a cooperation agreement with SZR for the formation of an equity joint venture to market integrated IP communication applications in southern China. North America has also been included in the expansion plan, primarily to ensure that PacNet has the reach to service the Asia-Pacific SMBs in this market.
Through this expansion strategy, PacNet intends to grow the size of its corporate customer base across the region over the next five years. PacNet is currently exploring various mergers and acquisition opportunities to increase its geographic footprint.
Exploiting Wireless Broadband
PacNet intends to increase wireless broadband usage among our customers in all countries. In appropriate markets, PacNet will build its own wireless broadband network.
New wireless broadband technologies are poised to disrupt the info-communications landscape. Wireless broadband is a more cost-effective alternative to dedicated wireline connections to offices. In addition, wireless broadband offers the potential for truly mobile access to data, voice and video applications at broadband speed. Business applications supporting a mobile sales force, field maintenance, security and marketing, among others, can benefit from the mobile capabilities that wireless broadband enables.
In Singapore, PacNet secured the largest number of channels in the 2.5GHz frequency band (totaling 30 MHz) to provide wireless broadband services. It has successfully carried out a fixed wireless broadband trial and will begin the pilot programme later this year. PacNet plans to roll out wireless broadband networks in at least five markets over the next few years, although the exact timing and market choice will be driven by factors such as the availability of appropriate spectrum and market dynamics.
PacNet announced on April 24, 2006 that it had signed a Memorandum of Understanding with Intel Technology Asia Pte Ltd to work towards achieving Singapore’s first mobile wireless infrastructure based on the WiMax standard. PacNet and Intel aim to extend this collaboration to the region so as to advance widespread wireless adoption.
Increasing VAS to Exploit IP Platform
For FY 2005, PacNet earned approximately 15% of its revenue from VAS, the majority of revenue coming from Internet access charges to customers. By growing VAS, PacNet seeks to strengthen customer relationships as well as to increase revenue per customer. The aim is to develop VAS to contribute 30% of the overall revenue in five years.
PacNet will continue to target IP-based VAS such as VoIP, including hosted VoIP PBX services for SMBs; managed security (including anti-spam and anti-virus services, and firewalls); applications hosting; and web hosting. Independent market research commissioned by PacNet has indicated that these services rank high among the areas in which SMBs are most likely to be investing in over the next few years.
PacNet has already announced a number of partnerships and acquisitions to strengthen its capabilities in VAS. These include: the acquisition of T3CP, an Australian company that provides fixed line telephony services to SMBs; a partnership with Cisco Systems Inc. to offer Australia’s first managed, end-to-end IP connectivity and security services for SMBs; and an agreement with Skype Communications (Skype) to provide Skype-based VoIP services in Singapore.
PacNet today offers virtual regional network VAS to customers. An expansion and strengthening of PacNet’s network is demonstrated through its recent collaboration with PCCW-HKT Networks Services Limited (PCCW) to link PacNet’s network with those of PCCW, doubling the availability of network services to 14 markets.
PacNet recognizes its competitive edge in being able to replicate VAS across all its countries. This would create a multiplier effect for each VAS and accelerate revenue growth.
Conclusion
PacNet believes it is well placed to be a leading Communications and Solutions Provider in the new IP-based environment across the Asia-Pacific, the world’s most dynamic and fastest growing region.
Services
The Group provides a comprehensive suite of Internet solutions to meet the varying needs of consumers and corporate customers of every size from small office home office (“SOHO”), start-ups, small and medium businesses (“SMBs”) to regional and multinational corporations with multi-site presence. Given that PacNet is the largest Telco-independent Internet Communications Service Provider by geographic reach in the Asia-Pacific region, it is uniquely qualified to provide a one-stop service for regional connectivity across the seven countries it operates in as well as other parts of the world through its partners.
From basic narrowband and broadband access to VAS, the Group plans to attract customers, increase hourly usage and create additional revenue streams. By offering reliable, better value Internet access and IP-based communications services, the Group seeks to develop both the corporate and consumer segments in each geographic market it enters.
The following table shows the source of the Group’s gross revenue (excluding associated companies) for the following periods:

	Year Ended December 31,(1)
	2003		2004		2005
(in thousands)	Amount	Percent	Amount	Percent	Amount	Amount	Percent
	S$		S$		S$	US$
Singapore:
Access	79,456	47.5%	73,597	43.4%	65,906	39,635	38.7%
Ecommerce	1,715	1.0%	1,050	0.6%	10	6	0.0%

	Year Ended December 31,(1)
	2003		2004		2005
(in thousands)	Amount	Percent	Amount	Percent	Amount	Amount	Percent
	S$		S$		S$	US$
Travel	6,808	4.1%	6,537	3.8%	6,122	3,682	3.5%

Hong Kong:
Access	34,012	20.3%	33,797	19.9%	35,910	21,596	21.1%

Australia:
Access	31,921	19.1%	41,881	24.7%	50,380	30,298	29.6%

The Philippines:
Access	12,649	7.5%	11,896	7.0%	10,864	6,534	6.4%

Malaysia:
Access	932	0.5%	1,001	0.6%	1,225	737	0.7%

Total	167,493	100.0%	169,759	100.0%	170,417	102,488	100.0%

(1)	After eliminations.
Access Business
Major Internet Access Products
Dial-up access — Internet access for consumers and small corporate customers using modems to dial into the Group’s ISP Dial-Up network at a speed of up to 56 Kbps.
Network ISDN Access — high-speed dial-up Internet connection at a speed of 64Kbps & 128Kbps, offered to the corporate market.
Leased line access — Twenty-four hours high-speed dedicated Internet access to carry data traffic at a speed from 64 Kbps up to a 2Mbps Internet connection.
Consumer broadband and corporate broadband — offer up to 6.5Mbps broadband connectivity for consumer and up to 1.5 Mbps for corporate business users under time-based, volume-based packages or unlimited access.
Wireless broadband @ home — targeted at homeowners who prefer a simple and hassle-free connection providing mobility and flexibility in the home environment.
Wireless broadband @ work — targeted at SOHO, SMBs and companies wanting to have a wireless high speed setup in the office, which offers greater flexibility and mobility within the office environment.
VAS for Consumers
The Group’s Internet services for consumers are designed to meet the needs of individuals with varying levels of Internet experience and Internet utilization. VAS, which are available for an additional fee, include wireless hotspots, which allow consumers to enjoy Internet roaming at selected hotspots and other message services and remote access to Internet accounts. In Singapore, anti-virus, anti-spam and gaming have been introduced on a chargeable basis to drive consumer broadband subscription. In the Philippines, VAS such as anti-virus, anti-spam and web accelerator applications, among others, are offered to improve the overall Internet experience
Value-Added Internet Services for Corporate Customers
The Group’s value-added Internet services for corporate customers include voice and video services, email outsourcing Service, web hosting, Internet Data Center service, Internet back-up service, load balancing service, anti-spam, anti-virus service, managed security service, managed virtual private network service and international roaming service.
Travel
The Group’s travel business branded Safe2Travel is one of the largest corporate travel agencies in Singapore. Its core business is business travel management for corporate customers. Safe2Travel provides a range of services including air ticketing, hotel reservation, car rental booking, corporate incentive travel, trade mission travel and other customized travel arrangements.
Pricing
The Group employs a number of pricing structures for its various Internet access packages. For dial-up access, the Group typically employs a two-tiered scheme, with a flat monthly rate for a fixed number of hours, followed by an hourly charge for additional hours. A similar pricing structure is applied to the broadband access packages, except the packages are either denominated in usage hours and/or volume. For both dial-up and broadband access packages, there are also unlimited usage hours and/or volume packages available. The Group believes that this pricing strategy encourages more efficient use of the Group’s international bandwidth. The Group’s leased line customers are billed using a fixed monthly rate, which does not vary with usage levels.
The Group closely monitors and constantly re-evaluates its pricing strategies very closely to ensure competitiveness.
Marketing and Sales
The Group’s sales and marketing efforts are targeted at both the consumer and corporate business segments using the following mediums:
Advertising — Services are advertised in print, radio, electronic, online and broadcast media.
Tradeshows — The Group participates in selected tradeshows.
Direct Marketing — Services are promoted directly to customers through promotional inserts in mail and packages.
Member Referral Program — Recognizing the power of word-of-mouth marketing, existing customers are rewarded for referring and recommending services to their friends.
Channel Marketing — Channel partners are used to extend coverage of both the corporate and consumer segments. They include leading hardware and software manufacturers, system integrators and business partners in selected vertical markets.
Direct Sales Force — Sales executives are deployed at retail outlets and via telemarketing selling direct to consumers. For corporate business customers, a direct corporate sales team grouped by industries, target at the respective vertical markets. Additionally, the Group employs a regional sales team that serves multinational corporations with multi-site presence.
Customer Service
In 2005, the Group continues to honour its Customer Service Charter commitment to deliver high quality service and build long-term relationships with customers. This charter reinforces the pledge to provide a consistent level of quality service for each and every customer interaction. It continues to lead the way for PacNet in achieving the numerous customer testimonials and high customer satisfaction index in Year 2005.
PacNet’s awards and accreditations in 2005 include:
—	Awarded ‘Best Broadband Solution in the Hunter Valley’ at the Australian Telecommunications Users Group (ATUG) Awards Hunter Valley — 2005

—	Won the prestigious Australian Service Excellence Award in the category of ‘National Medium Business’ for the second year running. The award is Australia’s highest recognition for customer service presented by the Customer Service Institute of Australia

—	Awarded ‘Customer Service Manager of the Year’ in the National and Victorian category by the Customer Service Institute of Australia

—	Awarded The Most Outstanding Internet Service Provider once again at the Philippines 20th National Consumers Excellence Awards

—	Awarded Best ISP in the Philippines 3rd Shoppers’ Choice Awards for the second year in a row

—	Granted Philippines Superbrand status for Surf Maxx and Pacific Internet postpaid dial-up

—	Won service excellence recognition awards at the SPRING Singapore’s Excellent Service Awards (EXSA 2005), with 71 service professionals (17-Star Award, 29-Gold Award, 25-Silver Award), winning the awards

—	Emerged winners at the prestigious 5th Annual Contact Centre Association of Singapore (CCAS) Awards 2005 for Call Centre Champion of the Year (Silver), Call Centre Manager of the Year (Bronze), Call Centre Team Leader of the Year (Bronze), Call Centre Team Leader of the Year (Highly Commended) and Call Centre Professional of the Year (Highly Commended)

The Group’s systems and network infrastructure are designed to provide customers with reliability and speed as well as to minimize costs through efficient use of the international bandwidth and implementation of a scalable infrastructure. Reliability is primarily achieved through redundancy in mission critical systems that minimize the number of “single points of failure” (i.e. points where the failure of a single component of the network could interrupt network operations). Speed is achieved through clustered systems, diverse network architecture, multi-peered Internet backbone connections, aggressive load balancing and high-speed switching cores. Efficient use of bandwidth is attained through policy-based routing and enhanced Internet web caching algorithms that optimize traffic through the Group’s multiple Internet connections. Scalability derives from a clustering and switching system network architecture at each of the Group’s network locations with provisioning for future expansion needs.
The Group has configured its network to maximize efficient use of its bandwidth. The Group has applied policy routing technology that distributes its traffic load at any given time as evenly as possible over its available Internet connections. This reduces the likelihood that any one connection will exceed its bandwidth, and thereby reduces the likelihood of congestion.
The Group has also designed an enhanced Internet web caching system that stores requested data on its server after it has been initially retrieved. When such data is requested thereafter by other customers, it is retrieved from the Group’s local server, rather than from the Internet, sparing the Group from using its international bandwidth.
The Group also maintains a 24x7 Network Operations Center (“NOC”) in all its regional POPs. This continually staffed facility is responsible for round-the-clock monitoring of the status of all computer room facilities, network and system components and applications deployed throughout the Group’s infrastructure. The NOC is responsible for all operational communications between the internal departments of the Group as well as external providers of services to the Group. The NOC has customized a network management system based on publicly available network management tools and commercial network management packages. This in-house system provides real-time monitoring of each component or application and is responsible for notifications of quality of service problems as well as failures. Sophisticated historical and statistical analysis software used in the NOC provides data to management about the quality of service the Group’s customers are experiencing.
The Group maintains its applications on a variety of systems from a number of vendors. The major applications, such as e-mail, web and news access services, utilize a network of servers connected directly to the Group’s high-speed switched network. This direct connection minimizes latency and provides the shortest path for customers accessing these applications. The Group deploys a cluster of servers to distribute the load of applications and to provide fault-tolerance against hardware or application failure. Utilizing off-the-shelf hardware has resulted in significantly reduced operations expense.
Following is a diagram illustrating the current configurations of the Group’s regional networks in Singapore, Hong Kong, Australia, the Philippines, India, Thailand and Malaysia.
PacNet Regional Network
Network Infrastructure

Singapore
The Group’s Singapore network currently consists of three main POPs, which are connected to the Internet via the following upstream providers and peering partners:
•	STIX
•	Flag Telecom
•	MCI Worldcom
•	T-Systems
•	Asia Netcom
•	AT&T
•	France Telecom
•	Reach
•	Qwest
These three POPs are designed with redundancy to provide the following services:
•	56K modem dial-up and ISDN services
•	Network termination for xDSL and cable Internet services
•	VPN, IPsec and MPLS services
•	VOIP services
•	Leased lines and ATM services for corporate
•	Services such as email, web caching, Usenet News and Domain Name services (“DNS”)
One of the three POPs is a 10,000 sq ft IDC commissioned in February 2001 for hosting customers’ servers and equipment. The IDC is linked back to the two MegaPOPs via private optical fibre laid between the two sites and backup via an OC3 Free-Space Optic.
The Singapore operation has diversified into broadband Internet access through reselling the ADSL services from the incumbent SingTel ADSL network and cable Internet from the cable operator Starhub Cable Vision. It is also offering its own DSL broadband services to corporate network customers through leasing of private copper pairs from SingTel and connecting to its own Digital Subscriber Line Access Multiplexer (“DSLAM”). This service is currently available in and around the Central Business District (“CBD”) area.
In addition to the three POPs in Singapore that form the core of the Group’s internal network, the Group also has a presence in six other regional countries, namely Hong Kong, the Philippines, Australia, Thailand, Malaysia and India to serve those markets.
Hong Kong
The Group network in Hong Kong has two data centers which are geographically located in two regions. One is located in Reach’s Telecom House in Wanchai, Hong Kong Island. The other is located in Wharf T&T (the third largest local carrier in Hong Kong) Central Office in Kwun Tong, Kowloon. The two data centers are interconnected by two geographically diversified 1 Gbps Gigabit Ethernet links. Each data centre has separated international links. Both data centers are capable of supporting all the services. Each data center is linked to the local Hong Kong Internet Exchange (“HKIX”) via dedicated Gigabit Ethernet links.
The Hong Kong POPs are connected to the Internet via the following upstream providers:
•	MCI Worldcom
•	PCCW
•	T-System
•	China Motion
•	HGC
•	NTT
The links to HKIX are for peering with other Hong Kong ISPs to allow for exchange of Internet traffic within Hong Kong. There is also a private peering link connecting to HGC, PCCW, Wharf T&T, and New World Telecom as back-up of HKIX. The Hong Kong POP is connected to the Group’s POPs in Singapore via an IPLC. The IPLC connection allows for the exchange of regional traffic among Hong Kong, the Philippines, Australia and Singapore, and access to the Group’s international Internet connections.
The Group provides both asymmetric and symmetric broadband service via DSL and fiber network of PCCW, HGC and Wharf T&T. The service speed ranges from 1.5Mbps up to 25Mbps.
The Philippines

The Group network in Philippines is connected to the Internet via the following upstream providers:
•	AsiaNetCom
•	Innove (Globe Telecoms)
•	iGate (PLDT)
The Group’s POP at Pasig City and Quezon City, are directly connected to the telecommunications infrastructure of major telecommunications providers in the Philippines: PLDT, Innove (“Globe Telecom”), Bayan Telecommunications, Inc. (“BayanTel”), E-Meralco Ventures, Inc. (“EMVI”) and Digitel Telecom System, Inc (“DTSI”).
The POP is linked to the local Philippine Internet exchange (“PHIX”) to route local traffic with other ISPs. There are also private peering links with Innove (Globe Telecom) and BayanTel which exchanges customer traffic with PacNet. PacNet is connected to VITRO for online gaming Content.
The 2 Mbps connection to the Group’s head office in Singapore is for exchange of inter-PacNet regional traffic.
Six POPs outside Metro Manila have been set up since 1999 namely:
•	Cebu
•	Cavite
•	Bulacan
•	Batangas
•	Laguna
•	Baguio
Australia
The Group network in Australia has four major POPs in Melbourne, Sydney, Brisbane and Newcastle with onsite staff managing the network, servers and the IDC with the exception of Sydney which has been relocated to Global Switch in Ultimo. Full remote management systems have been implemented for this IDC and a “remote hands” contract has been put into place to support this site. Remote POPs are also in place in the other capital cities being Adelaide, Canberra and Perth by co-locating with IDC companies. Regional data POPs are located in Singleton, Gosford and Tuggerah. The major POPs are interconnected via Ethernet and Ethernet over SONET technologies and all POPs provide access to the Internet.
The Group’s Australian POPs are connected via the following upstream providers:
•	Telstra
•	Optus
•	Asia NetCom
•	MCI Worldcom
In addition there are smaller links in Perth and Adelaide via Telstra. Connectivity to local sites is achieved through extensive peering including Internet exchanges such as PIPE, WAIX, VIX, AUSIX, primarily connected by Ethernet, and private peers such as UEcomm, NTT, and Comindico.
The Group’s Australian operation is providing broadband Internet services nationally via ADSL using the infrastructure of Telstra, Optus and NEC Nextep. Full national dial coverage is also achieved through a single “national local call” number using the infrastructure of Optus.
The Group also provided leased line and wireless access solutions.
India
The Group’s Indian operation currently operates in five cities in India namely Mumbai, Pune, Bangalore, Delhi and Chennai. In addition Kolkata and Hyderabad are covered through partners. Mumbai and Bangalore being the Gateway locations and connected to the Internet via the following upstream providers:
•	Videsh Sanchar Nigam Ltd. (“VSNL”)
•	REACH
•	Bharti
The Group’s POP in Mumbai is directly connected to the telecommunications infrastructure of Mahanagar Telephone Nigam Ltd (“MTNL”), TTML, TPBC etc. The Other POPs are directly connected to the Telco infrastructure of TouchTel (Bharti), TTSL and Bharat Sanchar Nigam Limited (“BSNL”).

National Internet Exchange of India (“NIXI”) has started their operations in July 2004. PacNet is planning to connect to NIXI to get the benefit of local Indian Routes. Currently the local routes are reached via the connection to VSNL/Reach.
The Group has an IDC in Bangalore providing co-location, web hosting and other data centre services for the Indian operations.
Thailand
The Group network in Thailand currently consists of two main POPs in Bangkok.
The first POP is located in the LPN building which houses dial-up access servers with digital modems providing up to 56Kbps modem access, ISDN, and routers for leased line customer access. This POP is connected to the second POP by Metro Ethernet with backup link.
The second POP is located at the CAT Building was commissioned in December 2002. It supports primarily co-location services, leased line customers, DSL service, and servers for Internet services such as email, web, caching and domain name hosting. This POP is connected to the Internet via international leased circuits that links to PIL and to IIG (International Internet Gateway) provided by CAT.
The Group’s Thailand POP is connected to the Internet as shown above
1) Connectivity to PACNET Backbone
2) Connectivity to IIG (International Internet Gateway), Thailand’s gateway to the Internet.
For domestic access, we have two Gigabit links connected to the domestic backbone (NIX, National Internet Exchange provided by CAT.) to support local Internet traffic.
Malaysia
The Group’s network in Malaysia consists of six major POPs located in Kuala Lumpur, Penang and Johor Bahru.
The Group’s Malaysia POP is connected to the Internet via the following upstream providers:
•	TMNet Malaysia
•	Reach
•	PacNet Backbone
Notwithstanding the attributes of the Group’s network, it is subject to malfunctions and other limitations, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.
Management Information Systems
The Company uses Oracle Financials as its accounting system and has migrated its fixed assets management from the Ready Assets software to the Fixed Assets module in Oracle Financials in late 2005. For billing, Singapore maintains its own in-house billing system for its access business.
The Cradle CRM System provided and customized by Protonweb Solutions Limited has been successfully implemented in February 2005. It is used primarily by call center staff to capture and track customer interactions.
PIHK hosted its own server for Oracle Financials which is used for supporting its accounting functions. For billing, PIHK developed its own java-based billing system on Oracle platform. It has been successfully migrated from the old system and is in production since April 2006.
PIPH uses Oracle Financials as its accounting systems and the system is hosted by the Company. Its billing system was developed using Oracle Database and Oracle Web Application Server.
PIAU uses an internally developed customer management system that includes billing and provisioning capabilities. It is built on a Java enterprise and Oracle platform. It is currently enhancing its billing system to directly support integrated voice billing support with plans to migrate its recent acquisition of the voice resale business, T3CP. It has established an extensive data warehouse supporting the use of the Business Objects reporting tool across the business.
PII uses an in-house developed system using Oracle Database for Internet access over dial-up and ISDN. The rest of the billing is done manually. Various reports are being generated based on the financial data through Finance & Accounts department.

PITH’s billing and registration system is running on Oracle database. The system aims to manage any customer information, service type, usages and provisioning. Currently PITH is implementing CRM system to manage all customer activities and contract management. CRM is also a tool for process control such as job order process.
PIMY uses Simply Accounting for managing its financials.
Suppliers
For a brief description of the Group’s reliance on major suppliers, see “Item 3D. Risk Factors — Reliance on Telecommunications and Other Service Providers”.
Competition
The intensity of competition has continued to increase in the Asia-Pacific’s telecommunications and Internet industry across all segments driven by continued market deregulation, price competition and the introduction of new services from incumbents and smaller ISPs. The broadband access services continue to show strong growth but throughout the region, service providers are starting to see the need for moving beyond basic access in order to earn revenue. In response, many are starting to offer higher bandwidth, more VAS, and bundling, hoping to find the right mixture of technologies, applications, and services that will help to sustain revenues going forward. Some competitors have financial, network and telecommunications facilities significantly greater than the Group’s, whilst incumbents enjoy advantages as a result of their monopoly over local exchange facilities. Although incumbent operators continue to dominate in home markets, they face mounting pressure to protect market shares as competing operators consolidate and strengthen their positions in the data services space. The Group anticipates that broadband deployment will gain further momentum with operators continuing to vie for greater market share spurred on by increasing bandwidth utilization by customers and opportunities. New access technology developments in the wireless arena are also creating opportunities for ISPs to compete effectively against incumbents and provide services of higher quality.
Singapore
Competition heated up with the introduction of cut-rate Broadband DSL services from the telco incumbents, SingNet Pte Ltd and StarHub Internet Pte Ltd. The continued focus on higher-speed broadband access services and the packaging of a comprehensive suite of services by both the SingTel and Star Hub groups within their family of infocommunication products are challenging the Company’s operations in the marketplace.
There are several trends in the market. In the corporate arena, cost-conscious SMBs continue to migrate from low-end leased lines to broadband. This trend is expected to grow. The Company’s strategy is to employ channels and bundling solutions to enhance market share. For corporate leased line segment, the strategy is to combine voice and data solutions to alleviate pricing pressures from data segment. In the consumer space, competition is focused on price and speed. The immediate priority is to defend subscriber base and build VAS to strengthen relationships and margins.
The main issue continues to be the high cost of reselling telcos’ broadband services in Singapore. The Company is actively seeking out technologies and partnerships that can give Pacific Internet alternative last-mile connections to its customers. In 2005, a trial was launched in the corporate segment involving a wide area, non-line-of-sight wireless network that allows businesses to access reliable, high-speed connectivity.
Hong Kong
Although 13 new fixed telecoms network services (“FTNS”) operators have entered the market since July 1995, the previous monopoly provider, PCCW, is still dominant. All of the local FTNS licencees provide broadband services. Broadband services are available in prime office locations and also increasingly in residential developments. At the end of February 2006, Hong Kong had 1.6 million broadband Internet accounts and a further 0.97 million dial-up access Internet accounts. The broadband penetration rate is the second highest in the world after that of South Korea.
Broadband is available on asymmetric digital subscriber line (“ADSL”), fibre-to-the-building (“FTTB”), hybrid fibre coaxial (“HFC”) cable, local multipoint distribution system (“LMDS”) and other technologies. In June 2004 there were 196 Internet service providers (“ISPs”) providing dial-up or broadband services.
As of May 2006, ten firms had been licenced to provide local wire-based FTNS services: PCCW-HKT Telephone Limited (“PCCW-HKT”), New World Telecommunications (“NWT”), Wharf T&T Limited (“Wharf”), Hutchison Global Communications Limited (“HGC”), Hong Kong Broadband Network Limited (“HKBN”), Eastar Technology Limited, CM Tel (HK) Ltd, TraxComm Ltd and i-CABLE Communications Limited. Three of these firms—NWT, Wharf and HGC (all owned by local conglomerates)—gained licences to build local wire-based FTNS networks in the 1995 liberalisation.
The Philippines

With over 180 licenced ISPs in the Philippines, only 50 are active players as many have folded due to the economic climate and intense competition in all market segments.
The Philippine Internet market is being pulled towards two extremes: the cost-conscious segment towards prepaid dial-up Internet while the quality segment is migrating to broadband. Broadband consciousness has increased significantly due to aggressive advertising and promotional campaigns from the major telcos.
The Philippines, being a predominantly price-driven economy, has gradually but steadily geared towards the prepaid industry, while the considerable price reductions and premiums from broadband providers, such as PLDT and Globe Telecom, have attracted a sizeable percentage of those with postpaid dial-up subscriptions to switch. Accordingly, the prepaid Internet industry is on an upswing. PIPH is ranked among the top ISPs in the corporate business market and among the top three in the prepaid and postpaid consumer segments.
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
Australia
Telstra Corporation Limited’s (“Telstra”) dominance is slowly being challenged with deregulation measures, including fines in the event that Telstra fails to offer high speed Internet rivals the ability to sell similar services and an accounting separation of Telstra’s wholesale and retail businesses for greater industry transparency. The Australian Government is also working toward the full sale of Telstra. The company is set to become privatized through a third public offering over the coming year and their monopolistic position will be challenged more than ever before.
PIAU is operating in a market that is experiencing steady broadband growth with a maturing dial-up market; the Australian Bureau of Statistic’s showed that at the end of March 2005, total Internet subscribers in Australia numbered 5.98 million.
The Australian Competition and Consumer Commission report showed there were 3.16 million broadband subscribers in Australia as at March 31, 2006. DSL is most prevalent with 2.295 million users deploying the access technology.
There is also increasing demand from SME for broadband and related value added services. The October 2005 Pacific Internet Broadband Barometer research shows that 95% of Australia’s 800,000+ SMEs are connected to the Internet and 77% are using broadband.
The Australian Bureau of Statistic’s most recent Internet industry findings highlight that the market is highly competitive with more than 689 ISPs supplying Internet access in Australia. While the total number of ISPs only increased by 2 over the six-month period from the end of September 2004, there was more volatility when viewing ISPs by size category. The largest growth was in the Very Small size category, those ISPs with 100 or less subscribers. There were 180 ISPs in this size category, an increase of 5% since the end of September 2004. There were 10 ISPs with over 100,000 subscribers at the end of March quarter 2005.
The top three providers in Australia are Telstra BigPond, Optus and iiNet. AAPT and iPrimus are also strong players. All these companies offer a range of communication solutions, including internet connectivity, fixed line telephony and VoIP, and bundled options have begun to emerge.
New broadband access technologies are also becoming available. Metropolitan fixed wireless networks being developed by Unwired and Personal Broadband Australia’s iBurst, however their coverage doesn’t come close to matching DSL’s established reach.
Residentially focused ADSL2 plans with the promise of faster broadband speeds are also slowly becoming available but in limited areas. The wholesale ADSL2 market is only just beginning to open up and PIAU is considering its options. Telstra is also in the early stages of proposing Fibre to the Node (FTTN) deployment in metropolitan areas but is seeking safe harbour protection from the Government.
India
India’s rapidly improving telecommunications scenario has played a key role in enabling the success of the offshore IT-Enabled Services & Business Process Outsourcing (ITES-BPO) markets and other industry domains as well. The Indian software export segment, which has been the major catalyst behind the robust growth of the overall Info Communication Technology (“ICT”) industry in the country, is dependent in large part on a strong telecommunications infrastructure to achieve its ambitious goals.

Recognizing the importance of a global-class telecommunications base to the success of the Indian ICT industry, the Indian Government has ensured that the regulatory framework and policy incentives match and in some ways spur the growth of the telecom infrastructure.
The liberalization of the Indian telecom market has resulted in significant changes in the sector which have boosted its growth.
In the fixed-line arena, incumbent Bharat Sanchar Nigam Ltd (BSNL) dominates the market, followed by Tata Teleservices Ltd, Bharti Telecom Ltd, Reliance Infocomm Limited, Mahanagar Telephone Nigam Ltd (MTNL), which is based in New Delhi, provides fixed-line, cellular and limited-mobility services and Internet access in India’s two main telecoms markets, New Delhi and Mumbai, where it faces intense competition from private players.
The number of licenced operators in India remains relatively unchanged with approximately 150 ISPs offering services covering 300 cities and towns. Since the opening up of the IP telephony market in April 2002, 15 ISPs have received approval to begin VoIP service. The Internet telephony business is expected to grab a share of between 2 to 4 % of the voice market in India.
The National Internet Exchange of India (“NIXI”) recommendations proposed by the telecommunications operator, TRAI, has been implemented in 2003. This domestic exchange allows ISPs to route the domestic traffic within the country, instead of taking the external US route before linking to India again. The result is cost savings as well as decongestion on the international link. The quick improvements in bandwidth availability have been crucial to the existing success of the Indian telecom and Internet market. The latter is of course key to the expansion of the domestic telecom and software segments. Internet and broadband roll out, has catalyzed the Indian telecom sector in a way that telephony could not. India has a very stringent Copyright Law and ranks among a handful of nations with a strong cyber law regime.
Thailand
Thailand has committed to liberalising its telecommunications market by 2006. A new regulatory body, the National Telecommunication Commission, has been set up to take over the right of CAT to grant ISP licences. The government is now actively encouraging computer use and broadband Internet access.
Thailand, despite the many operators in evidence, has, in fact, only two telecommunications operators — TOT Corporation Public Company Limited (“TOT”), formerly the Telephone Organisation of Thailand, and CAT, the telecommunications half of what was formerly the Communications Authority of Thailand. These two former state enterprises once looked after domestic telephone and international connections, respectively. CAT handled the international calls, but evolved to handle data as well. Both companies are now public corporations.
The two operators have informally divided the market between themselves. TOT provides the local fixed line infrastructure and international overland connections and CAT supplies all voice and data trunks except the overland lines to neighboring countries.
Internet services arrived in Thailand in 1995. There are currently 18 ISPs. In 2005, TOT and CAT remained the key competitors in the market. TOT was transformed from a state-own enterprise under the control of the country’s Transport and Communication Ministry to a public company in July 2002. CAT became a public company in August 2003 and some of the largest ISPs include CS LoxInfo Public Co., Ltd. and True Corporation Public Co., Ltd.
Malaysia
Malaysia’s telecommunications network is far more advanced than any other in South-East Asia. TM Net Sdn Bhd (“TM Net”), a wholly owned subsidiary of Telekom Malaysia Berhad (TM), is Malaysia’s largest ISP. State-controlled Jaring (Internet service brand of MIMOS Berhad) is the second largest local ISP controlling most of the access within the country. Lately, TM Net’s broadband service, Streamyx, has increased its efforts to enlarge its market share by very aggressive marketing programs, mainly ground events via sales channels.
The Internet market is still in its infancy stage especially for its broadband market which is very much in the single digit percentage. Internet access via dial-up is still receiving massive reception due to its ease of accessibility compared to broadband. Computer ownership is much higher in urban than rural areas and a number of government schemes during 2005 tried to boost demand for computers.
There are many small ISPs operating in Malaysia. However, they have been plagued by problems such as slow service and interruptions at peak times, but the situation is now improving. An ample supply of cyber-cafés has ensured that Internet access is more widely available than the level of PC ownership would suggest. The majority of these subscribers are connected via asymmetric digital subscriber line (“ADSL”).
There is a surge of companies, especially the government-linked companies, providing Internet access. This is due to efforts by both Federal and State Governments in improving the Internet access penetration.

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
In addition, it is likely that additional laws and regulations may be adopted in countries where the Group has or will have ISP operations with respect to the Internet, covering issues such as content, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. The Group cannot predict the impact, if any, that any future regulatory changes or development may have on its business, financial condition and results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition, could adversely affect the Group’s business, financial condition and results of operations.
Singapore
The Group’s Singapore ISP business is regulated by the IDA. Before April 1, 2000, the Company operated under an IASP Licence dated September 5, 1995, which expired in September 2000.
On April 1, 2000, the Company was awarded a Facilities-Based Operator (“FBO”) Licence by the IDA, which supersedes the IASP Licence previously held by the Company. With the FBO Licence, the Company is licenced to deploy telecommunications networks, systems and facilities to offer telecommunications switching and/or telecommunications services to other licenced telecommunications operators, business, and/or consumers. On January 1, 2004, the Company transferred the FBO Licence to a wholly owned subsidiary, PIC with IDA’s approval. At the same time, the Company was awarded a Services-Based Operator (“SBO”) (Individual) Licence by the IDA. The Company’s SBO (Individual) Licence allows the Company to lease telecommunications network elements such as transmission capacity, switching services, ducts and fibre from any FBO licenced by IDA, including PIC, to provide telecommunications services to third parties or resell the telecommunications services of FBOs. PIC will meet the telecommunications infrastructure deployment needs of the Company. On July 12, 2004, PI Services was also awarded a SBO (Individual) Licence by the IDA to provide international simple resale services.
The FBO Licence is valid for a period of fifteen years from April 1, 2000 and is renewable for such period as IDA thinks fit and subject to such terms and conditions as may be specified by IDA under the Telecommunications Act, Cap 323. PIC is required to pay an annual fee of 1% of the annual audited gross turnover based on the provision of services under the licence during the financial year, subject to a minimum of S$100,000. The Company’s SBO (Individual) Licence is valid for a period of three years from January 1, 2004 and is renewable on a three-yearly basis. An annual licence fee of S$5,000 is payable. PI Services’ SBO (Individual) Licence is valid for a period of three years from July 12, 2004 and is renewable on a three-yearly basis. An annual fee of S$5,000 is payable. These licences are non-transferable except with the IDA’s prior approval. Other conditions imposed on the Company, PIC and PI Services under the terms of these licences include the obligation to observe price control arrangements imposed by the IDA, to provide access to such company’s telecommunications systems to any other requesting IDA-approved licencees, and comply with the provisions under the Code of Practice for Competition in the Provision of Telecommunication Services 2005 (the “2005 Code”), which was issued by the IDA and became effective on March 4, 2005.
The 2005 Code is intended to, inter alia, promote the efficiency and international competitiveness of the information and telecommunications industry in Singapore, promote and maintain fair and efficient market conduct and effective competition between players in the telecommunications industry in Singapore and encourage, facilitate and promote industry self-regulation. The provisions under the 2005 Code obligate the Company, PIC and PI Services to, inter alia, observe applicable minimum quality of service standards issued by the IDA, publish information relating to the services provided by the Company, PIC and PI Services including the prices, terms and conditions and service quality information, and prevent unauthorized use of end user services information. Under the Code, licencees (including the Company, PIC and PI Services) must notify IDA with regards to an acquisition of an interest of at least 5% in the licencee. Where the acquisition of ownership interest is 12% or more or where it amounts to a consolidation (as defined in the 2005 Code), the approval of IDA is required.
IDA may vary or amend any of the terms and conditions of the licences by giving the Company, PIC or PI Services, as the case may be, at least one month’s prior written notice.
In relation to the provision of Internet access services, IDA’s quality of service standards require that the Company must attain the minimum targets of 99% network availability for broadband access (measured in terms of minutes of operation over a month), 99% leased circuit service accessibility, and achieve a maximum service activation time (from the date of receipt of application) of five working days for broadband access and seven working days for leased circuit access. In addition, the IDA has set maximum targets of 85 milliseconds and 300 milliseconds for local and international broadband network latency (for round trip) respectively and 90% for broadband bandwidth utilization. The Group’s operations in Singapore have complied with, and the Group believes its operations will continue to meet or exceed, the IDA Quality of Service Standards.
As a pre-condition to the award of the FBO Licence to the Company on April 1, 2000, the Company was required to commit to IDA a total of S$43.0 million worth of capital investment over a three-year period. In order to secure the Company’s due performance of this obligation, the Company was also required to post performance bonds in total value of S$2.15 million in favour of IDA over the three-year period. The Company has discharged its obligations for the milestones committed for years 2000 and 2001 that are worth S$1.05 million in performance bond value. In view of changes in technology and customer demand since 2000, the Company had proposed to IDA to change the amount and nature of the capital investments planned for 2002 and 2003 and to extend the fulfillment period in respect of the capital investments by two years. In April 2003, the IDA approved a revised capital commitment of a total of S$2.2 million for the period 2003 to 2005. The revised performance bond for the period 2003 to 2005 is S$0.11 million. The Company has fulfilled the revised capital commitment of S$0.54 million for 2002 and S$1.4 million for 2003 and IDA has discharged the performance bond for 2002 and 2003. With effect from January 1, 2004, PIC assumed responsibility for the remaining capital commitment obligations of S$0.8 million (US$0.5 million). PIC has fulfilled its capital commitment of S$0.6 million (US$0.4 million) for 2004 and of S$0.2 million (US$0.1 million) for 2005, and IDA has discharged the remaining outstanding performance bond held by IDA in connection with the FBO Licence.
On July 1, 2005, PIC was granted the WBA Spectrum Right to use the radio frequency spectrum specified in the grant, which will be allocated to PIC, for the purposes of operating Wireless Broadband Access telecommunications systems for the provision of WBA telecommunications services under PIC’s FBO Licence. The WBA Spectrum Right is valid from July 1, 2005 to June 30, 2015, unless earlier suspended or cancelled by IDA or terminated by PIC. For the WBA Spectrum Right, PIC was required to pay S$2,467,500 (US$1,483,943) in 2005 and will be required to pay further annual sums on July 1 of each year commencing on July 1, 2006 and starting at S$69,187.50 (US$41,609) excluding GST, which will be borne by PIC, and increasing at the compounded rate of 2.5 % annually. PIC has also sought and been awarded a Network (Spectrum) Licence, valid from December 27, 2005 to September 30, 2006, which is required in order to provide WBA telecommunications services using the WBA Spectrum Right.
Internet service regulation falls under the purview of the Media Development Authority of Singapore (“MDA”), which is a successor organisation to the Singapore Broadcasting Authority, the previous regulator. ISPs (including the Company) are deemed automatically licenced under the MDA’s Class Licence Scheme and are required to register with the MDA within 14 days from the commencement of their services as ISPs and pay a licence fee of S$1,000 per year. Under the MDA’s licensing framework, ISPs are required to block out objectionable sites (which are primarily pornographic sites) as directed by the MDA. ISPs must also use their best efforts to ensure that their services (i) comply with such Codes of Practice that the MDA may issue from time to time (including the Internet Code of Practice); and (ii) are not used for any purpose that is against the public interest, public order or national harmony or that offends good taste or decency.
Internet content providers (“ICPs”) in Singapore who provide any programme on the World Wide Web (including the Company, web publishers and web server administrators) are also regulated by the MDA. ICPs are required, inter alia, to use their best efforts to ensure that their programmes conform to such applicable Codes of Practice that the MDA may issue from time to time.
The Company has enhanced an Internet web-caching system, which it believes effectively blocks websites that the MDA has designated as objectionable. In addition, and as contemplated under the Internet Code of Practice, the Company will, when in doubt, seek the MDA’s approval of certain of its Internet content to ensure compliance with the MDA’s guidelines.
Copyright Act. The Company, as an ISP is subject to the provisions of the Copyright Act which was reviewed to implement the provisions of the US-Singapore Free Trade Agreement, to update existing provisions and to promulgate new provisions to address advances in technology. Under the latest amendments which came into effect on August 15, 2005, it prescribes the limitation of liability of network service providers for infringement of copyright based on various functions carried out by it such as transmission, routing, caching and storage provided that certain conditions are complied with. Depending on which function is at issue, the Company would need to comply with administrative procedures for the taking down of infringing content upon receipt of notice by the copyright owner and the putting back of the same content on counter notice by the website owner.
Hong Kong
The Group’s Hong Kong ISP, PIHK, is governed by the Office of the Telecommunications Authority (“OFTA”), which was established as an independent government department on July 1, 1993 and is the executive arm of the Telecommunications Authority, who is the statutory body responsible for regulating the telecommunications industry in Hong Kong, and is subject to the provisions and regulations under Telecommunications Ordinance, Cap.106. Since June 1995, OFTA has been operating on a trading fund basis, with its funding supported by income derived mainly from licence fees.
The work of OFTA is guided by the following policy objectives:
•	to enable Hong Kong to be recognized as a world-class telecommunications centre for doing business
•	to ensure that Hong Kong has available high quality telecommunications services at competitive prices

• to ensure that Hong Kong has high performance in telecommunications as measured against the Organization for Economic Co- operation and Development (“OECD”) economies.
Under regulations promulgated under the Telecommunications Ordinance, Internet access services are “public non-exclusive telecommunications services,” and the provision of such services requires an annual Internet Access Service Provider Public Non-Exclusive Telecommunications Service Licence (an “ISP PNET Licence”). The Group believes that OFTA does not limit the number of ISP PNET Licences issued, or otherwise regulate the number of ISPs in Hong Kong. PIHK holds one of over 187 ISP PNET Licences issued by OFTA as of March 3, 2005. OFTA has not granted any exclusive rights to PIHK in the operation of the service under its ISP PNET Licence. PIHK’s current ISP PNET Licence carries an annual fee of HK$750 and requires PIHK to submit information to OFTA from time to time upon its request. The ISP PNET Licence is not transferable without the prior written consent of OFTA. Subject to PIHK’s compliance with the conditions and special conditions of the ISP PNET Licence, the ISP PNET Licence is renewable on an annual basis.
The scope of services provided by PIHK under its ISP PNET Licence does not cover international telephone services or external circuits for voice or voice programme transmission. As a result, PIHK has successfully applied for a Fixed Carrier Licence (External Telecommunications) (“Fixed Carrier Licence”) on August 27, 2004, to support PIHK’s expansion in International services (including IDD) and to allow PIHK to enjoy under the industry practice, the benefit of discounted local line price from other Fixed Carrier Licence holders. However, this licence does not allow the licencee to build and provide internal telecommunication service (e.g. public ADSL network). OFTA has not granted any exclusive rights to PIHK in the operation of the service under the Fixed Carrier Licence. The annual fee payable under PIHK’s Fixed Carrier Licence #048 is HK$200,000 and PIHK is required to submit information to OFTA from time to time upon OFTA request. The Fixed Carrier Licence is not transferable without the prior written consent of OFTA. The Fixed Carrier Licence is granted for a period of 15 years and may be extended subject to OFTA review in the year of 2019. Subject to PIHK’s compliance with the conditions and special conditions of the Fixed Carrier Licence, the Fixed Carrier Licence is renewable annually.
The Philippines
The Group’s ISP in the Philippines is subject to Republic Act No. 7925, “An Act to Promote and Govern the Development of Philippines’ Telecommunications and the Delivery of Public Telecommunications Services” (the “Philippines Telecommunications Act” or the “PTA”). ISPs are considered VAS providers under the PTA, and as such are required to register with the National Telecommunications Commission (the “NTC”). The Group’s ISP in the Philippines has registered with the NTC and will be required to renew such registration prior to January 2007, when its current registration expires. Under present policies, the NTC does not restrict or otherwise limit the number of registrations it issues.
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
With respect to the Group’s operations in the Philippines, these are not subject to legal requirements, regulations or restrictions insofar as it concerns the content provided through its Internet services.
On January 5, 2001, the President of the Philippines signed into law Republic Act No. 8992 entitled “An Act Granting the Primeworld Digital Systems, Inc. A Franchise to Construct, Install, Establish, Operate and Maintain Telecommunications Systems throughout the Philippines” which is the telecommunications franchise granted to the Philippine ISP. The said franchise included authority to engage in, inter alia, “mobile, cellular and wired or wireless, fiber optics, multi-channel distribution systems, local multipoint distribution systems, satellite transmit and receive systems and other telecommunications systems and their VAS such as, but not limited to, transmission of voice, data facsimile, control signals, audio and video, information service bureau and all other telecommunications systems technologies as are presently available or will be available through technical advances and innovations in the future”. The franchise has a term of 25 years from date of effect of the said law unless sooner revoked or cancelled by Congress. The law was published in the official Gazette on March 26, 2001 and took effect fifteen (15) days thereafter.
In December 2005, the Philippines NTC granted the Group’s ISP provisional authority to offer information and data communication network services in several cities and municipalities in the Philippines. This provisional authority is, among other things, subject to the availability of frequencies for such services and is valid for a period of 18 months.
Australia
ISPs are subject to a range of statutory obligations in respect of service provision, facilities, content of communication carried, and security of communications.
Telecommunications Act. Although the Telecommunications Act 1997 (Cth) (the “Act”) does not refer specifically to ISPs, they fall into the category of “carriage service providers” because they supply to the public a listed carriage service (a carriage service between two points, one of which is in Australia) using a carrier’s network. To the extent that an ISP also uses a listed carriage service to supply content to the public (such as interactive games, video-on-demand or on-line information services), it can also be classified as a “content service provider”.

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
Carriage service providers are also required to comply with the Telecommunications (Consumer Protection and Service Standards) Act 1999 (“TCPSS Act”). Under the TCPSS Act, an ISP must register with the Telecommunications Industry Ombudsman Scheme.
Security of Communications. Part 13 of the Act makes it an offence for an ISP and its employees to utilize or disclose information obtained in the conduct of its business relating to contents or substance of a communication carried by the ISP; or carriage services supplied, or intended to be supplied by the ISP; or the affairs of personal particulars of another person.
Exceptions are to be made in respect of disclosures required by law including information necessary for the enforcement of criminal law, protection of public revenue or to ASIO for the performance of its function.
Interception. ISPs are required to do their best to prevent their network and facilities from being used in the commission of offences against the laws of the Commonwealth, States and Territories. Under the Telecommunications (Interception) Act 1979 (Cth), ISPs are obliged to ensure that their network facility is able to intercept a communication passing over it in accordance with the warrant issued under the Act (Section 324). The ISP must also provide access to the traffic-related data generated to process the traffic. Traffic related data includes signalling information contained within the IP datagrams and calling line identifier of the telephone service used by the interception subject to connect to the ISP (ISPs are only required to provide plain text version of encrypted information where the ISP has itself encrypted information). The Telecommunications (Interception) Amendment (Stored Communications) Act 2004 amends the Telecommunications (Interception) Act 1979 and permits interception of ‘stored communications’ in accordance with the Act. VoIP or other communication “stored on a highly transitory basis as an integral function of the technology used in its transmission” are not included within the definition of ‘stored communication’.
E-mail and ‘spamming’. The Spam (Consequential Amendments) Act 2003 (Cth) has also expanded the scope of the Act to cover the ‘e-marketing industry’. All e-marketing activities undertaken by ISP’s must comply with the new Spam Act 2003 (Cth) (the “Spam Act”), which came into force on April 21, 2004. The Spam Act introduces a new regime to regulate the sending of commercial electronic messages (being e-mails, SMS’s or other electronic messages of a commercial nature with an Australian link). Generally, the Spam Act provides that commercial electronic messages must not be sent without the recipient’s prior consent, must contain a functional unsubscribe facility and must accurately identify the sender. The Spam Act also prohibits the use of address harvesting software and any electronic address lists produced by that software. Certain commercial electronic messages may be sent without prior consent and without an unsubscribe facility. These include messages from government bodies, charities, religious organisations and educational institutions and messages that contain only factual information.
The Australian Communications and Media Authority (Please refer to comments in Industry Codes and Standards) recently registered the Internet Industry Spam Code of Practice which comes into force in July 2006. This new Code imposes additional requirements on ISPs to take proactive action to combat Spam, and specifically provides for amendments to Acceptable Use Policies among many other requirements.
Content. The Broadcasting Services Amendment (Online Services) Act 1999 (Cth) (the “BSA”) introduced a regulatory framework for online content that is unsuitable for children or likely to cause offence to a reasonable adult. The scheme applies only to Internet content hosted in Australia, and Internet carriage services supplied to end-users in Australia. However, the definition of “Internet content” expressly excludes ordinary electronic mail.
The BSA obliges ISPs to take reasonable steps to restrict access to illegal and highly offensive material hosted overseas and to comply with a range of “online provider rules” including compliance with certain industry codes and standards. Contravention of an online provider rule is an offence. The relevant codes include the Internet Industry Association Content Code 1 (ISP Obligations in Relation to Internet Access Generally), Content Code 2 (ISP Obligations in relation to Access to Content Hosted Outside Australia) and Content Code 3 (ISP Obligations in relation to Hosting Content Within Australia), all of which came into effect on May 9, 2002.
ISPs must also take down or block access to illegal or highly offensive material if directed by the Australian Communications and Media Authority (the “ACMA”). Any person who believes that an ISP is providing access to prohibited content may make a complaint to the ACMA. The ACMA also has powers to investigate possible breaches of the BSA in respect of anything that occurred after January 1, 2000.
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

Copyright. At present, an ISP’s obligations to protect copyright owned by users of their networks are not clear. The Copyright Amendment (Digital Agenda) Act 2000 (which came into effect on March 4, 2001) introduced a range of amendments designed to clarify liability for authorisation of copyright infringement. These include section 36(1A) which provides a non-exclusive list of matters that a court will take into account to determine whether a person is liable for authorising another person to infringe copyright. The relevant factors are (a) the extent, if any, of the person’s power to prevent the doing of the act concerned; (b) the nature of any relationship between the alleged authorising party and the person that does the act; and (c) whether the alleged authorising party took any reasonable steps to prevent or avoid the doing of the act including complying with any relevant industry codes of practice.
Section 29(6) provides that a communication other than a broadcast is taken to have been made by the person responsible for determining the content of that communication. Section 39B also provides the so-called “facilities exception”; that is, persons (including carriage service providers) who provide facilities for the making of communications are not taken to have authorised copyright infringement merely because another person has used the facilities to engage in copyright infringement. The amendments further provide that temporary copies of a work that are made as part of the technical process of accessing such a work on the Internet will not constitute an infringement of copyright.
Similar provisions exclude carriers and carriage service providers from liability for authorising infringement of moral rights (section 195AVB).
Despite the amendments, it is not clear whether the exemptions will be available to ISPs that have notice of copyright infringement but fail to take reasonable steps to prevent that infringement. For example, it appears likely that an ISP that monitors users and retains the ability to penalise breaches of copyright may be considered to have “authorised” copyright infringement which it knows of but has not taken steps to remove.
Industry Standards and Codes: Carriage service providers, service providers and others are subject to the regulatory regime administered by the ACMA. The ACMA has come about within the last 12 months through the merger of the Australian Communications Authority (“ACA”) and the Australian Broadcasting Authority (“ABA”) — the ACMA as it is now known, assumes the responsibilities of the ACA and ABA. Some of the matters that may be dealt with by industry code (which are prepared by the Australian Communications Industry Forum (ACIF)) or the Internet Industry Association (“IIA”) or industry standard include customer complaints, handling of personal information and accuracy of billing. Compliance with registered industry code is compulsory, and compliance with an industry standard is mandatory for an industry standard that applies to participants in a particular section of the telecommunications industry. The ACMA can direct any ISP to comply with a registered industry code, or they can take enforcement action, including substantial fines. The ACMA has registered a substantial number of industry codes, and has revised some of the older ones within the last 12 months.
ACIF and SPAN (Service Providers Association) have agreed in principal to merge to form the ‘Communication Alliance’ — this has not been finalised, but is likely to see the new Communications Alliance take over responsibility for preparation of industry codes.
Privacy: The Privacy Act 1988 (Cth) provides that from December 21, 2001, all private sector businesses (with some exceptions like enterprises with an annual turnover of less than A$3 million and political parties) are required to comply with ten legislated privacy principles, or a code of conduct which imposes obligations which are overall at least equivalent to those in the principles. The requirements include obligations to, for example:
•	ensure that the people from whom information is collected have a reasonable likelihood of knowing the purpose for which the information is sought, the identity of the organization and how to contact it, the fact that the data subject can gain access to the information, the types of organizations which the information is usually disclosed to, any law that requires that the information be collected and the consequences for the data subject if the information is not provided;

•	collect only personal information that is necessary for an organization’s functions and to do so only by lawful and fair means;

•	only use information for direct marketing without prior consent if a prominent and free opportunity to opt out of further communications is provided with each communication;

•	take reasonable steps to make sure that the information it collects, uses and discloses is accurate, complete and up-to-date and that it is protected from misuse, loss, and unauthorised access, modification and disclosure; and

•	publish clearly expressed policies on its management of personal information.
Trade Practices Act: The Trade Practices Act 1974 (Cth) (the “TPA”) is a comprehensive legislative framework covering consumer protection, restrictive trade practices and access to essential services such as telecommunications. The Australian Competition and Consumer Commission (the “ACCC”) is a government organization responsible for administering and enforcing the provisions of the TPA.
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
US Free Trade Agreement: The US Free Trade Agreement Implementation Act 2004 (“FTA”) was passed to implement Australia’s copyright obligations under the Australia/US Free Trade Agreement. Under the FTA, the liability of carriage service providers for infringement of copyright in relation to certain categories of activity is limited provided certain conditions are satisfied e.g. having in place a policy that provides for termination, in appropriate circumstances, of the accounts of repeat infringers.
India
PII’s ISP licence is governed by the provisions of the Indian Telegraph Act 1885, Indian Wireless Telegraphy Act 1933, and TRAI Act 1997 as modified from time to time.
PII has been granted a licence by the Ministry of Communications and Information Technology, Department of Telecommunications (“DOT”) to establish, maintain and operate on a non-exclusive basis Internet and Internet telephony services in the territory of India (the “Licence Agreement”). Internet Telephony as defined in PII’s ISP licence is a service to process and carry voice signals offered through public Internet by the use of personal computers (“PC”) or IP based customer premises equipment connecting either of the following: (i) PC to PC (within or outside India); (ii) PC in India to telephone outside India; or (iii) IP based H.323/SIP terminals connected directly to ISP nodes to similar terminals (within or outside India).
A licence fee has to be paid by PII for the full duration for which the licence is granted. The telecommunications authorities have waived the licence fee for a period up to October 31, 2003. A nominal licence fee of One Indian Rupee per annum will become payable from November 1, 2003. PII cannot, without prior written consent of DOT either directly or indirectly, assign or transfer its rights to another party either in whole or in part. Any violation of the terms of the licence shall be construed as a breach of the Licence Agreement and the licence shall be liable for termination.
In the interest of national security, PII is required to block Internet sites and/or individual subscribers, as identified and directed by the telecommunications authorities.
Direct interconnectivity between two separately licenced ISPs is permitted. However, interconnectivity is not permitted between ISPs who are permitted to offer Internet Telephony services and the ISPs who are not permitted to offer Internet Telephony services. Authorized public/government organizations will be allowed to provide Internet gateway access including international leased circuits directly without going through VSNL gateways. Private ISPs are allowed to provide such gateways after obtaining security clearances for which the interface of private ISPs shall only be with the telecommunications authorities.
PII may obtain the transmission link on lease from DOT, licenced basic service operators, railways, state electricity boards, National Power Grid Corporation or any other operator specially authorized to lease such lines to the ISPs. PII may also establish its own transmission links within its service area for carrying traffic originated and terminated by its subscribers, provided that such capacities are not available from any other authorized agencies and subject to consent from the telecommunications authorities.
The Indian laws do not limit or regulate the number of ISPs in India. PII’s licence is valid for an initial term of 15 years unless terminated earlier in accordance with the terms thereunder. If requested by PII, extension may be granted by the DOT at suitable terms for a period of five years or more at a time.
The basic requirement to procure NLD & ILD Licenses are similar in nature and are as follows:
1.	Foreign Shareholding: The total composite foreign holding will not exceed 74 per cent. The 74 per cent foreign investment can be made directly or indirectly in the operating company or through a holding company and the remaining 26 per cent will be owned by resident Indian citizens or an Indian Company (i.e. foreign direct investment does not exceed 49 percent and the management is with the Indian owners).

2.	Management: The majority Directors on the Board including Chairman, Managing Director and Chief Executive Officer (CEO) shall be resident Indian citizens. The appointment to these positions from among resident Indian citizens shall be made in consultation with serious Indian investors. Serious investor has been defined below in para 5.6(ii). Chief Technical Officer (CTO)/Chief Finance Officer (CFO) shall be resident Indian citizens. The Licensor can also further notify key positions to be held by resident Indian citizens.

3.	Initial Fees: Entry Fee of Rs 2.5 crores before the signing of the Licence in the form of Demand Draft/Pay Order payable at New Delhi in favour of Pay & Accounts Officer (Headquarter), Department of Telecommunications, New Delhi. In addition, unconditional Bank Guarantee (BG) of Rs. 2.50 crores shall be given which will be released on fulfillment of the roll out obligations.

4.	License Fee: With effect from 1.1.2006, the annual licence fee including USO contribution shall be 6% of the Adjusted Gross Revenue. Licence fee shall be payable in four quarterly installments during each financial year.

5.	Operational FBG: Financial Bank Guarantee (FBG) of Rs. 20 crores one year after the date of signing the licence agreement or before the commencement of service, whichever is earlier, in the prescribed Proforma given in the Licence Agreement. The FBG shall be valid for a period of one year and shall be renewed from time to time for such amount as may be directed by the Licensor. The amount of FBG shall be equivalent to the estimated sum payable for two quarters towards licence fee for ILD License. In case of NLD this FBG is 20 crores flat or as changed by the Govt from time to time.

6.	Period of License: 20 Years, extendable by 10 years at one time.

7.	Networth & Paid up capital: Company should have networth and paid up capital of Rs 2.5 crores (minimum) at all times.
Pursuant to a notification amending the licence of ISPs issued by DOT on 3rd March 2006, all Internet Service Providers (ISPs) having internet telephony license (VOIP) are required to pay: (i) Financial Bank Guarantee of Rs.20 lakhs for Category A ISP, valid for one year. Subsequently the amount of FBG shall be equivalent to the estimated sum payable, equivalent to license fee for two (2) quarters, and other dues not otherwise securitised as well as any additional amount as deemed fit by the licensor; and (ii) an annual licence fee at the rate of 6% of its adjusted gross revenue generated under such licence.

guidelines also stipulate that VPN shall be configured on closed user group (“CUG”) only and ISPs shall comply with rules and regulations for CUG networks prescribed from time to time by the relevant regulatory authorities.
Thailand
Licences and Approval
Operation. The Group operates its business in Thailand through PITH under the Type 1 License No. NTC/MM/INT/ISP/1/016/2548 issued on September 8, 2006 and WNS under the licence from CAT. WNS has the rights to operate Internet services in Thailand under an Internet Service Agreement with CAT. The term of the Internet Service Agreement, which is valid for ten years, will expire on October 30, 2006.
Regulation of Telecommunications in Thailand
The Thai Constitution, which came into force in 1997, laid the framework for a new telecommunications and broadcast regulatory regime in Thailand. The cornerstone of the new regime is the establishment of two independent regulators, the National Telecommunications Commission (“NTC”) and the National Broadcasting Commission (“NBC”). NTC regulates the telecommunications industry while NBC regulates the broadcast media industry. Since the Constitution was passed, a committee was set up by the Thai Government to draft the laws in relation to telecommunications and broadcasting in Thailand in accordance with the Constitution.
The two main pieces of legislation that currently govern the telecommunications business are the Act on Organization For Allocating Spectrum and Radio and Television Broadcasting Supervision and Telecommunication Businesses, (the Frequency Allocation Act), which came into force on March 8, 2000, and the Telecommunications Business Act, which came into force on November 19, 2001. The Telecommunications Business Act and the Frequency Allocation Act are intended to play a key part in the legal reform of the Thai telecommunications market in preparation for its complete liberalization by the year 2006, in accordance with the World Trade Organization’s liberalization requirements.
The Frequency Allocation Act and the Telecommunications Business Act provide for NTC to grant licences and to prescribe rules and regulations for the grant of licences (including the qualifications of the applicant, procedures for applying for a licence and the criteria for issuing a licence). Under the Telecommunications Business Act, licenses for the provision of telecommunications services are divided into the following categories:
(a)	Type 1 License is a license granted to telecoms operators without a telecoms network — to obtain this type of license, applicants only need to notify NTC.

(b)	Type 2 License is a license granted to telecoms firms (which may or may not own a telecoms network) (i) which provide telecoms services to specific groups of people or (ii) whose business operation does not have a significant effect on fair competition or the public — to obtain this type of license, compliance with the requirements specified by NTC is required.

(c)	Type 3 License is a license granted to telecoms companies which own a telecoms network for the purpose of providing telecoms services to the public, or where their business operation may have a significant effect on fair competition or the public — to obtain this type of license, prior approval from NTC is required.
The Frequency Allocation Act provides that licences to use frequencies and licences to operate telecommunications businesses are not transferable.
With regard to WNS’s license, the Constitution provides that any new laws enacted under Section 40 will not affect any licence, concession or contract valid on the date such law comes into force until the expiration of such licence, concession, or contract. In accordance with this provision, the Telecommunications Business Act contains transitory provisions that allow licences under existing concessions to continue in operation until the expiration of the concession. Therefore, the establishment of NTC is not expected to adversely affect WNS’s right to operate its existing business as provisions in the Constitution, the Frequency Allocation Act and the Telecommunications Business Act clearly state that the contract is still valid until the expiration of the contract. However, as the Telecommunications Business Act empowers NTC to impose conditions and requirements on the issuance of licences, such as qualification of applicants, scope of services, term of licences and universal service obligations, any changes in the current regulatory regime in these areas by NTC may increase the regulatory burden and cause WNS to incur additional compliance costs.
Foreign Ownership Restriction
The conduct of business in Thailand by foreigners is regulated by the provisions of the Foreign Business Act (“FBA”) which came into effect on March 4, 2000. The Ministry of Commerce administers the FBA.
The FBA contains three schedules listing types of business activity and their level of restriction:
(a)	Schedule One lists those businesses which Foreigners are prohibited from conducting;

(b)	Schedule Two lists those businesses which Foreigners are prohibited from conducting without Cabinet approval. Once Cabinet approval for majority ownership has been obtained, Foreigners nevertheless may operate businesses in this Schedule only if Thai nationals hold at least 40% of the shares and 2/5 of the directors are Thai nationals (Cabinet may at its discretion reduce the minimum Thai shareholding to 25%); and

(c)	Schedule Three lists those businesses which Foreigners are prohibited from conducting without approval of the Director General of the Commercial Registration Department of the Ministry of Commerce.
Schedule 3 includes “the Provision of Services other than those specified by the Ministerial Regulations (21)”. As no Ministerial Regulations have been enacted in relation to this provision, Clause 21 operates as a catch-all provision which may include the conduct of any business including internet services.
On November 14, 2005, the Thai Parliament passed an amendment to Section 8 which became effective on January 20, 2006. According to section 8 of the Telecommunications Business Act, an applicant for a Type 2 or a Type 3 License, “must not be a person who is a non-Thai national according to the law governing foreign business operations.”
According to the FBA, a “Foreigner” is:
(1)	a natural person who does not have Thai nationality;

(2)	a juristic person not registered in Thailand;

(3)	a juristic person registered in Thailand having the following characteristics:
(a)	a juristic person with half or more of the shares constituting its capital held by a person under (1) or (2), or a juristic person in which a person under (1) or (2) invests half or more of the total capital of such juristic person;

(b)	a limited partnership or a registered ordinary partnership whose managing partner or manager is a person under (1);
(4)	a juristic person registered in Thailand in which half or more of the shares constituting its capital is held by a person in (1), (2) or (3) or a juristic person in which a person under (1) or (2) or (3) invests half or more of the total capital of such juristic person.”.
Operators providing telecommunications services under the Telecommunications Business Act are subject to the Trade Competition Act, 1999, as well as NTC regulations governing subsidy, abuse of market power, fair competition and consumer protection.
Malaysia

The Group’s Malaysian ISP business is regulated by the MCMC, a body corporate established pursuant to the Malaysian Communications and Multimedia Commission Act 1998 as the regulator for the converging communications and multimedia industry in Malaysia.
The licensing regime under the Communications and Multimedia Act 1998 (“CMA”) is formulated to be both technology and service neutral. There are two types of licences which can be issued under the CMA, namely individual and class licences.
PIMY, the Group’s ISP in Malaysia, has been registered as an ASP Class Licence since December 13, 2001. Class licensing is a model of regulation which aims to minimize regulatory barrier to market entry, and under PIMY’s ASP Class Licence, it is allowed to provide Internet access services.
In order to obtain class licences, applicants are required to register with the MCMC in accordance with the Communications and Multimedia (Licensing) Regulations 2000 and Communications and Multimedia (Licensing) (Amendment) Regulations 2001 promulgated under the CMA. The registration of PIMY’s ASP Class Licence is entered into registers maintained by the MCMC. As the registration of an ASP Class Licence is only valid for one year, PIMY must submit fresh registrations annually together with an annual registration fee of RM2,500.
Prior to April 1, 2005, the provision of public switched telephone network (“PSTN”) telephony and IP telephony services was not permitted under an ASP Class Licence. The Malaysian Minister of Energy, Water and Communications has indicated that with effect from April 1, 2005, all applications services as defined under the relevant licensing regulations (which include PSTN telephony and IP telephony services) will be regulated through Class Licences only.
PIMY has been advised by MCMC to apply for an NSP (Individual) licence due to its operations being beyond the scope of its ASP Class Licence. As of May 15, 2006, MCMC has accepted PIMY’s application documents for an NSP (Individual) licence for consideration.
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
However, the CMA has introduced self-regulation within the industry whereby the MCMC may appoint industry forums to prepare various industry codes. Compliance with these codes is voluntary (other than the consumer codes which must be complied with as a condition of the licence granted by the MCMC). In order to encourage compliance, the CMA affords a defence against any prosecution, action or proceeding of any nature, whether in a court or otherwise, which is taken against a person (who is subject to the voluntary industry code) regarding a matter dealt with in that code. The Content Forum has prepared a Content Code which, among others, regulates the provision of content and prescribes measures which ought to be taken by various service providers in relation to content provided through their services. The Content Code also gives ‘innocent carriers’ a defence if the communication of offending content is done without control or knowledge by the service provider and if the service provider has complied with the general and special measures prescribed in the Content Code.
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
Liability of Internet Applications Service Providers to consumers: Similar to the Content Forum, the Consumer Forum has been designated to prepare industry codes. Presently, only the General Consumer Code has been registered by the MCMC with effect from October 17, 2003, and PIMY must comply with it within six months from the aforementioned effective date. The General Consumer Code sets out the ground rules for a service provider’s dealings with consumers, including provisions relating to proper provision of information to consumers regarding the description of the service, the applicable terms and conditions, pricing information, consumer rights of redress, consumer obligations, after sales support; advertising and representation of services; customer billing, charging, collection and credit practices; provisioning of services and fault repair; protection of personal information, mechanism for handling customer complaints, and dispute resolution by inexpensive mediation or other process besides court. All licencees are required to comply with the General Consumer Code by conditions imposed in their licence. In addition, the Consumer Forum has also prepared other sub-codes, including the Internet Access Service Provider Sub-code, which has been submitted to the MCMC for registration.

PIMY would also need to comply with the Consumer Protection Act 1999 if the scope of its services include services which are meant for personal, domestic or household consumption. The said Act imposes several implied guarantees on PIMY’s provision of such services including its use of reasonable care and skill, and fitness for a particular purpose.
Exchange control regulations. Malaysia has imposed specific foreign exchange controls which regulate, among others, dealings and transactions involving Malaysian currency, ie. Malaysian Ringgit, foreign currencies, gold and Malaysian securities between residents and non-residents. These exchange controls are enacted in the Exchange Control Act 1953, and supplemented by the Exchange Control Notices issued by the Central Bank of Malaysia. As a general rule, the exchange control regulations prescribe that any payments made to or received from a non-resident by a resident, whether in Malaysian Ringgit or foreign currency, would require the prior permission of the Controller of Foreign Exchange (“Controller”).
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
Payments made for investments abroad or under a guarantee made for non-trade purposes are also subject to the administrative documentation, however the general permitted threshold is RM10,000. Where these payments exceed RM10,000 or its equivalent value, the prior approval of the Controller is required unless certain exceptions apply.
These exchange control requirements are not industry specific and being a company incorporated in Malaysia, PIMY will need to comply with these requirements in its dealings with the rest of the Group abroad or any other non-residents. Failure to do so may render PIMY liable for an offence under the Exchange Control Act 1953 which, if found guilty, may result in the payment in question being forfeited or PIMY having to pay a fine of up to three times the value of the payment.

ITEM 4C.	ORGANIZATIONAL STRUCTURE
The following chart illustrates key elements of the corporate structure of the Group as of May 15, 2006:

Item 4D.	Property, plants and equipment
The Company’s corporate headquarters, the Internet Data Centre, Network Operations Centre and Customer Support Centre are located in several buildings in Singapore Science Park. The total area occupied is approximately 4,400 square meters. The Company also operates retail outlets located at two locations in Singapore.
PIHK’s corporate headquarters and customer support centre in Hong Kong are located in the Hong Kong International Trade and Exhibition Center(“HITEC”). The lease on this facility, occupying a total of approximately 1,680 square meters, is expiring on May 15, 2006. With effect from the same date, PIHK’s corporate headquarters and customer support centre are relocated in Chevalier Commercial Centre (“CCC”) with approximately 1,700 square meters. The new lease will run for 3 years, starting from March 15, 2006 and expiring on March 14, 2009. In addition, PIHK leases a total of approximately 540 square metres data center space in Wanchai and Kwun Tong.
PIPH’s corporate headquarters and Internet Data Centre (IDC) room in the Philippines are located in Taipan Building in Ortigas, Pasig, Metro Manila, with a total area of approximately 1,336 square meters. This facility is covered under three separate leases with 2 leases expiring in February 2008 and 1 lease expiring in Nov 2007. Aside from the IDC in Taipan Building, the main IDC is located in Regalia Towers, Quezon City occupying approximately 317 square metres office unit. In addition, PIPH also entered into several leases for its POPs and game shops in Cebu, Batangas, Bulacan, Cavite, Laguna and Metro Manila.
PIAU’s corporate headquarters in Australia occupies an area of approximately 1,129 square meters at Southbank Boulevard, Melbourne, with the lease expiring in May 2009. PIAU also leases one office (T3CP) in Sydney and 3 sales offices in Sydney, Brisbane and Newcastle.
PII’s corporate headquarters in India is located in Bangalore with a total floor area of approximately 368 square meters, with the lease expiring in July 31, 2006. PII also leases a total floor area of 219 square meters for use as office space, POPs and customer service department in Pune and Mumbai. The lease on customer service department in Pune is expiring on May 31, 2007.
PITH’s office and Data Centre room in Thailand is located in Bangkok at 2 locations with a total floor area of 1,766 square meters, with the lease expiring on March 31, 2009 and December 31, 2007 respectively.
PIMY’s office in Malaysia is located in Kelana Brem Tower, Kelana Jaya. It has approximately 669 square meters. The lease is expiring on December 14, 2008.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis is based on and should be read in conjunction with the accompanying audited Consolidated Financial Statements and the Notes thereto contained on Form 20F for the year ended December 31, 2005. The Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003 have been prepared in accordance with U.S. Generally Accepted Accounting Principles.
Overview
The Group currently provides a broad range of Internet access and Internet services to consumers and corporate customers in Singapore, Hong Kong, Australia, the Philippines, India, Thailand and Malaysia. Since its inception, the Group has grown rapidly by:
•	making strategic acquisitions of companies or businesses to increase its customer base and revenues;
•	expanding its service offerings; and
•	providing superior customer service and technical support.
The Consolidated Financial Statements of the Group reflect the consolidated results of operations and financial position of the Company and its subsidiaries. On March 16, 2001, the Group, via a restructuring exercise, established that it met the criteria to consolidate the financial statements of PIPH under Statement of Financial Accounting Standards (“SFAS”) No. 94. Hence, since March 16, 2001, PIPH has been consolidated with the Group’s financial statements. The Company has a direct interest of 49% in PITH and an indirect interest of 25% held through Pacific Digiway Limited. Although PITH has a combined direct ownership of WNS of more than 50%, it will continue to account for the investments in WNS using the equity method until the criteria set under SFAS 94 and EITF 96-16 to consolidate the financial statements of this investment had been met. The Group also accounts for its 49% ownership interest in PII using the equity method.

In 2005, the Group continued to forge ahead strongly with its broadband and corporate focused strategy. The Group has seen its broadband subscriber numbers increase from 66,830 in year 2004 to 72,458 by the end of 2005 and strong growth in corporate subscriber base in Hong Kong and Australia. The highest revenue growth, however, come from the VAS sector, reporting a 38% growth from 2004. VAS includes global roaming, web hosting, anti-virus solutions, wireless access and voice services. In the last quarter of 2005, VAS came in especially strong with contribution from T3CP, a voice service provider the Group acquired in October 2005.
The Group closed 2005 with total revenues of S$170.4 million (US$102.5 million) and achieved net profit of S$10.8 million (US$6.5 million). This represents an improvement in revenue and net profit of 0.4% and 6.9% as compared to last year, respectively.
Critical Accounting Policies and Estimates
PacNet’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.
PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial statements.
Revenue recognition
PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.
Network service costs
Access to Internet for customers outside of our base of owned POP is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet’s network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of PacNet’s agreements with telecom companies and the frequency of disputes.
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
Legal contingencies
Pacific Internet is involved in material legal proceedings as disclosed in “Item 8A. Consolidated Statements and Other Financial Information — Other Information". PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling PacNet’s defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.
Recent accounting pronouncements
Share-Based Payment
Until December 31, 2005, the Group adopted the disclosure-only provisions of Financial Accounting Standards Board (FASB) Statement No. 123 — Accounting for Stock-based Compensation (“SFAS No. 123”) and applied Accounting Principles Board Opinion No. 25 — Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations in accounting for its employee stock-based compensation plans. The Group had elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS No. 123.
On December 16, 2004, FASB issued FASB Statement No. 123 (revised 2004) — Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123. SFAS No. 123R supercedes APB No. 25 and amends FASB Statement No. 95 — Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
SFAS No. 123R must be adopted in the interim or annual period of the registrant’s first fiscal year beginning on or after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued.
SFAS No. 123R permits public companies to adopt its requirements using one of two methods:
(i)	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.

(ii)	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
The Group has evaluated the above methods and adopted the modified prospective method with effect from January 1, 2006.
In March 2005, the FASB issued Interpretation, or FIN, No. 47 — Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB SFAS No. 143 — Accounting for Asset Retirement Obligations, which clarifies the term “conditional asset retirement obligations” and specifically when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN No. 47 were effective on December 15, 2005. The adoption of FIN No. 47 did not have a material effect on our consolidated results of operations or financial condition.
In May 2005, the FASB issued FASB Statement No. 154 — Accounting Changes and Error Corrections (“SFAS No. 154”). SFAS 154 replaces APB Opinion No. 20 — Accounting Changes (“APB 20”) and FASB Statement No. 3 — Reporting Accounting Charges in Interim Financial Statements. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that a correction of errors in previously issued financial statements should be termed a “restatement.” APB 20 previously required most voluntary changes in accounting principle to be recognized by including in net income at the period of change the cumulative effect of changing to the new accounting principle. In addition, SFAS No. 154 carries forward without change the guidance contained in APB 20 for reporting a correction of an error in previously issued financial statements and a change in accounting estimate. The new standard is effective for accounting changes and correction of errors made after January 1, 2006. The Group does not expect the adoption of SFAS No. 154 to have a material impact on its consolidated financial statements.
Item 5A.	Results of Operations
2005 Compared to 2004
Net Revenues
The Group ended 2005 with total net revenues of S$170.4 million (US$102.5 million), grew by 0.4% from last year or S$0.7 million (US$0.4 million). This was mainly contributed by the increase in broadband and VAS.
Dial-up Access. Dial-up revenues for the year were S$29.2 million (US$17.6 million), accounting for 17.2% of total revenues, down from 22.8% one year ago at S$38.7 million (US$23.3 million). The Group ended the year with 278,513 dial-up subscribers, a 28% decline from a year ago. As noted in the past trends, the Group’s more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband.
Broadband Access. Broadband Access revenues for the year were S$84.6 million (US$50.9 million). In terms of revenue mix, broadband revenue contributed 49.7% of the Group’s revenues for the year, an increase from a 47.2% contribution in 2004.
As of December 31, 2005, the Group had 72,458 broadband subscribers, a growth of 8% over the previous year. The strong growth in broadband revenue was principally driven by the increase in corporate broadband subscribers in Singapore, Hong Kong and Australia. For the year ended December 31, 2005, Pacific Internet Australia’s broadband revenue increased 19.3 % whilst subscriber base grew by 34.5% to 23,076. Pacific Internet Hong Kong also recorded a healthy broadband revenue growth of 9.4% for the year compared to last year. For the same period, Pacific Internet Philippines improved its broadband revenue by 29.3% compared to last year.
Leased Line Access. Leased line services are dedicated high-speed connectivity Internet services provided to corporate customers and include a wide array of Internet options that are customized solutions per customers’ requirements. Leased Line Access revenues for the year were S$22.0 million (US$13.2 million), representing a growth of 4.5% when compared to last year. In terms of revenue mix, Leased Line Access revenues had a healthy contribution of 12.9% of the Group’s revenue for the year. The Group ended the year with 1,789 leased line subscribers, registering a year-on-year growth of 12%.
The Group currently provides a variety of VAS. This includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc.
VAS revenues at S$25.4 million (US$15.3 million) for the year, exhibited the highest growth amongst all revenue streams, representing growth of 38.1%, compared to last year. The year-on-year increase in revenue was mainly from services such as wireless access and voice services.
Commission revenues. Commission revenues relate to travel commission generated by the Group’s travel arm — Safe2Travel Pte Ltd (“Safe2Travel”), which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.
For this year, Safe2Travel earned total commission revenue of S$6.1 million (US$3.7 million), representing a decrease of 6.3% as compared to last year. This was mainly due to intense competition faced by the travel industry.
Although the commission revenues are recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group’s balance sheet relative to its revenues and cost of sales. As of December 31, 2005, Safe2Travel’s gross accounts receivable and accounts payables was S$11.1 million (US$6.7 million) and S$3.9 million (US$2.3 million), respectively.
Other revenues. Other revenues include interconnect revenue, e-services revenue, online gaming revenue and system integration revenues.
Other revenues for the year were at S$3.1 million (US$1.8 million), representing decline of 38.8%, compared to last year.
Cost of Sales and Gross Profit Margin

The Group’s cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group’s modem pool.
Compared to last year, cost of sales for the year at S$80.3 million (US$48.3 million) increased 5.3% and Gross Profit Margin for the year declined from 55.1% to 52.9%. The reduction was mainly due to competitive pricing pressure.
Operating Costs and Expenses
Staff Costs. Staff costs for the year was flat as compared to the previous year. The Group has adopted the disclosure-only provisions of SFAS No. 123 and APB No. 25 and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS No. 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.
Stock options granted under the 4th tranche of 1999 Stock Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB No.25 and FASB interpretation No.44, Issue 31 (“EITF 00-23 Issue 31”).
As of December 31, 2005, there are 1,125 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was a reversal of S$0.13 million (US$0.08 million) as compared to a charge of S$0.24 million (US$0.15 million) last year.
The total stock-based compensation cost recognized by the Group for the year, was a reversal of S$0.1 million (US$0.06 million) compared to a charge of S$0.8 million (US$0.5 million) last year. Excluding the effects of stock-based compensation cost, staff costs were 29.5% and 29.0% for this and last year respectively.
The Group’s staff strength, including the unconsolidated affiliates as at year-end, was 1,066 compared to 1,119 a year ago.
Sales and Marketing Expenses. Sales and marketing expenses for the year were S$4.9 million (US$2.9 million). For the year, sales and marketing expenses showed a decrease of 11.2% compared to last year. This decline is a result of on-going efforts to achieve revenue growth without proportionate increase in sales and marketing expenses.
Other General and Administrative Expenses (“Other G&A”). Other G&A consists mainly of travelling expenses, office expenses and professional and consultancy fees. These expenses for the year at S$15.3 million (US$9.2 million) decreased by 1.3% over last year. For the year, other G&A accounted for 9.0% of net revenues, compared to 9.1% one year ago. The Group will continue to monitor this closely to ensure that increase is in line with business growth.
Depreciation and Amortization. Depreciation and Amortization for the year at S$8.1 million (US$4.9 million) decreased by 9.0% over last year. The reduction is due to lower depreciation charges, on account of more fully depreciated assets.
Allowance for Doubtful Accounts Receivables. For the year ended December 31, 2005, allowance for doubtful accounts receivables at S$1.5 million (US$0.9 million), decreased 1.2% compared to last year. This was a resultant of more effective credit management.
Other Income/(Expenses)
Other income/(expenses) consists largely of equity in gains of unconsolidated affiliates, net loss in foreign exchange, interest income earned and others.
Other income for the year at S$3.0 million (US$1.8 million) increased by S$2.5 million (US$1.5 million). The reasons for increase in ‘other income’ are increase in profit from associates company and interest income.
Extraordinary Item
This relates to a gain arising from the acquisition of the balance of 7.89% shareholding in Pacfusion from the minority shareholder in January 2004 whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.
Net Income
The Group’s full-year net income at S$10.8 million (US$6.5 million) grew by 6.8% or S$0.7 million (US$0.4 million).
Liquidity and Capital Resources

As of December 31, 2005, the Group held cash and bank balances of S$59.6 million (US$35.8 million). Total cash generated for the year was S$0.5 million (US$0.3 million).
For the year ended December 31, 2005, operating activities generated cash of S$13.9 million (US$8.3 million). This was offset by the outflow of S$13.5 million (US$8.1 million) in investing activities, which were mainly on account of acquisition of fixed assets and intangible assets. Cash provided by financing activities amounted to S$0.09 million (US$0.05 million).
2004 Compared to 2003
Net Revenues
Net revenue for the year increased by 1.4% compared to last year. This was due mainly to the increase in broadband and VAS services.
Dial-up Access. Dial-up revenue for the year was S$38.7 million (US$23.7 million), accounting for 22.8% of total revenues, down from 28.5% one year ago at S$47.8 million (US$29.3 million). The Group ended the year with 388,960 dial-up subscribers, a 3.0% improvement from a year ago. As noted in the past trends, the Group’s more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband. The increase in the subscribers in the Philippines was largely from the lower priced prepaid service compared to the traditional post paid dial-up services.
Broadband Access. Broadband revenue for the year rose 19.7% to S$80.1 million (US$49.1 million) compared to last year. As of December 31, 2004, the Group had 66,830 broadband subscribers, a growth of 15.2% over the previous year. The strong growth in broadband revenue was principally driven by the increase in corporate broadband subscribers in Singapore, Hong Kong and Australia. For the year ended December 31, 2004, PacNet Australia’s broadband revenue increased 48.6% whilst subscriber base increased almost double to 17,160. For the same period, PacNet Singapore improved its broadband revenue by 13.3% to S$33.7 million (US$20.6 million). PacNet Hong Kong also recorded a healthy broadband revenue growth of 7.2% for the year compared to last year. The increase in broadband revenue from the growth in subscriber base was partially offset by reduction brought about by decreasing broadband average revenue per user (“ARPU”). In terms of revenue mix, broadband revenue contributed 47.2% of the Group’s revenue for the year, an increase from a 40.0% contribution in 2003. Moving forward, PacNet expects broadband to continue to be the key revenue driver.
Leased Lines. Leased line revenue for the year was S$21.0 million (US$12.9 million), representing a decline of 8.3% when compared to last year. The reduction in consolidated subscriber base was a result of the small-and-medium businesses are turning to more affordable corporate broadband alternatives. In summary, revenues declined largely due to migration from existing leased line to more affordable alternatives and erosion of ARPU.
The Group currently provides a variety of VAS. This includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc. VAS revenue grew to S$18.4 million (US$11.3 million) this year, representing an increase of 14.5% year-on-year.
Commission revenues. Commission revenues relate to travel commission generated by the Group’s travel arm — Safe2Travel Pte Ltd (“Safe2Travel”), which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned total commission revenue of S$6.5 million (US$4.0 million), representing 5.0% of its gross ticket sales of S$130.7 million (US$80.1 million). Although the commission revenues are recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group’s balance sheet relative to its revenues and cost of sales. As of December 31, 2004, Safe2Travel’s gross accounts receivable and accounts payables was S$10.3 million (US$6.3 million) and S$3.3 million (US$2.0 million), respectively. Commission revenues for 2004 decreased by 4.0% compared to 2003 mainly due to intense competition faced by the travel industry.
Other revenues. Other revenues include interconnect revenue, e-services revenue, online gaming revenue and system integration revenues. For the year, other revenues reduced by 28.4%, compared to one year ago. This was largely due to a reduction in PacNet Singapore’s interconnect revenue and reduction in e-services revenue. The reduction in interconnect revenue was due to the expiry of the interconnect contract between PacNet Singapore and SingTel in September 2003.
Cost of Sales and Gross Profit
The Group’s cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group’s modem pool. When compared to last year, cost of sales for the year increased 3.2% and gross margin for the year declined slightly from 55.9% to 55.1%. The reduction was mainly due to competitive pricing pressure.

Operating Expenses
Staff Costs. Staff costs for the year was flat as compared to the previous year. The Group has adopted the disclosure-only provisions of SFAS No. 123 and applies APB No. 25 and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS No.123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. Stock options granted under the 4th tranche of 1999 Stock Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB No.25 and FASB interpretation No.44, Issue 31 (“EITF 00-23 Issue 31”). As of December 31, 2004, there are 87,500 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was S$0.2 million (US$0.1 million) as compared to S$2.1 million (US$1.3 million) last year. The total stock-based compensation cost recognized by the Group for the year was S$0.8 million (US$0.5 million) compared to S$2.4 million (US$1.5 million) last year. Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 29.0% and 28.3% for this year and last year respectively.
The Group’s staff strength, including the unconsolidated affiliates as at year-end, was 1,119 compared to 1,122 one year ago.
Sales and Marketing Expenses. Sales and marketing expenses for the year was S$5.5 million (US$3.4 million). For the year, sales and marketing expenses showed a decrease of 8.1% compared to last year. This decline is a result of on-going efforts to achieve revenue growth without proportionate increase in sales and marketing expenses.
Other General and Administrative Expenses (“Other G&A”). Other G&A consists mainly of traveling expenses, office expenses and professional and consultancy fees. For the year, other G&A accounted for 9.1% of net revenues, compared to 10.1% one year ago. The Group will continue to monitor this closely to ensure that increase is in line with business growth.
Depreciation and Amortization. Depreciation and amortization decreased 16.3% for the year ended December 31, 2004 compared to last year. The reduction is due to lower depreciation charges.
Allowance for Doubtful Accounts Receivable. For the year ended December 31, 2004, allowance for doubtful accounts receivable decreased 27.6% compared to last year, a result of more effective credit management.
Other Income (Expenses)
Other income / (expenses) consists largely of equity in gains of unconsolidated affiliates, net loss in foreign exchange and interest income earned.
Equity in gain of unconsolidated affiliates was contributed by gain incurred by the Group’s operations in Thailand but offset by the loss in operations in India. Compared to 2003, the Group has recorded a gain in affiliates for the year, an increase of 225.4% due to better results from the affiliates. This trend is expected to continue as these operations mature and grow.
Net loss in foreign exchange was mainly due to exchange differences arising from funding of operations in Hong Kong and the Philippines using Singapore dollars. These are largely due to the weakening of their currencies against the Singapore dollar.
Cumulative Effect Adjustment
In July 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations (“SFAS No. 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement. SFAS No. 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognized by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).
Extraordinary Item
This relates to a gain arising from the acquisition of the balance of 7.89% shareholding in Pacfusion from the minority shareholder in January 2004 whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.
Net Income

The Group’s full-year net income of S$10.1 million (US$6.2 million) is a marked improvement from a full-year net income of S$4.8 million (US$3.0 million) one year ago. Revenue growth, effective costs management, better equity profit of associated companies were the main contributors to this improvement. A more effective tax rate across the Group and the extraordinary gain on acquisition of PF’s shares from minority interest also contributed to the improved results.
Liquidity and Capital Resources
As of December 31, 2004, the Group held cash and cash equivalents of S$58.0 million (US$35.5 million). Total cash generated for the year was S$16.2 million (US$10.0 million).
For the year ended December 31, 2004, operating activities generated cash of S$23.4 million (US$14.3 million) as a result of strong operating performance. This was offset by the outflow of S$8.2 million (US$5.0 million) in investing activities, which were mainly acquisition of fixed assets. Cash provided by financing activities amounted to S$1.0 million (US$0.6 million) primarily from the issue of ordinary shares through employees’ exercises of stock options pursuant to Pacific Internet’s employee stock option plan.
Foreign Exchange Transactions
The Company, subsidiaries and affiliates consider their local currency as their functional currency and the Singapore dollar as their reporting currency.
The Group presently does not have a hedging policy for foreign exchange transactions. Most of its expenses and revenues are incurred in Singapore dollars, which is its functional currency, primarily and, to a lesser extent, United State dollars, Hong Kong dollars, Australian dollars, the Philippine Pesos and Malaysian ringgit. In other markets in which the Group operates, revenues are largely generated in the same currency in which its expenses are incurred. Any appreciation or depreciation in the foreign currency relative to the local currency, could have a material adverse effect on the Group’s financial results. All foreign currency transactions and re-measurement of non-functional foreign currency denominated balances into local currency is included in the consolidated statement of operations as foreign exchange gain (loss).
Certain of the Group’s international transmission capacity charges are denominated in U.S. dollars, and purchase orders for certain equipment may from time to time be denominated in U.S. dollars. For the year ended December 31, 2005, the Group did not enter into hedging transactions with respect to these foreign currency risks. However, the Group may evaluate the appropriateness and effectiveness of hedging such risks in the future.
The Group recognized a net foreign exchange gain of S$0.5 million, loss of S$0.4 million and loss of S$0.07 million (US$0.04 million) for the years ended December 31, 2003, 2004 and 2005, respectively.
Potential Fluctuations in Quarterly Results
The Group’s future success depends on a number of factors, including rates of new customer acquisitions and retention, capital expenditures and other costs relating to the expansion of operations, the timing of new product and service announcements, changes in the Group’s pricing policies and those of its competitors, market acceptance of new and enhanced versions of the Group’s products and services, changes in the level of Internet usage, changes in operating expenses, changes in the Group’s strategy, personnel changes, the introduction of alternative technologies, the effect of potential acquisitions, increased competition and market dynamics in the Group’s markets, changes in foreign currency exchange rates, general economic factors and specific economic conditions in Internet and related industries.
The Group’s operating results, cash flows and liquidity may fluctuate significantly in the future. The Group’s revenues depend on its ability to attract and retain subscribers who purchase Internet access on a month-to-month basis. The Group’s dial-up subscribers have the option of discontinuing their subscriptions for any reason effective at the end of any given month. The Group’s leased line subscribers have the option of discontinuing their subscriptions for any reason effective upon 30 days’ advance written notice. The Group’s expense levels are based, in part, on its expectations as to future revenues. To the extent revenues are below expectations, the Group may be unable or unwilling to reduce expenses proportionately, and operating results, cash flows and liquidity would likely be adversely affected. Due to all of the foregoing factors, it is likely that in some future quarters the Group’s operating results or growth rate will be below the expectations of public market & equity research analysts and investors. In such an event, the price of the shares will likely be materially adversely affected.
ITEM 5B.	LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Since its inception in 1995, the Group has required substantial capital resources to finance the acquisition of its fixed assets and to fund its working capital. The Group has obtained such funding primarily through sales of equity securities, borrowings from affiliates, bank borrowings and capital leases of equipment.

The following table summarizes the Group’s statements of cash flows for the periods presented:

	Year ended December 31,
	2003	2004	2005	2005
	(in millions)
Net (loss) income	S$4.8	S$10.1	S$10.8	US$	6.5
Net change in working capital	(3.0)	3.1	(6.2)		(3.7)
Other adjustments for non-cash items	15.0	10.2	9.3		5.5

Net cash provided by operating activities	16.8	23.4	13.9		8.3
Net cash (used in) investing activities	(6.2)	(8.2)	(13.5)		(8.1)
Net cash (used in) provided by financing activities	(4.4)	1.0	0.1		0.1
Net increase in cash and cash equivalents	6.2	16.2	0.5		0.3
Effect of exchange rate changes on cash and cash equivalents	0.5	(0.2)	0		0
As of December 31, 2005, the Group held cash and cash equivalents of S$58.4 million (US$35.1 million). Total cash generated for the year was S$0.5 million (US$0.3 million). For the year ended December 31, 2005, operating activities generated cash of S$13.9 million (US$8.3 million). This was offset by the outflow of S$13.5 million (US$8.1 million) in investing activities, which were mainly acquisition of fixed assets. Cash provided by financing activities amounted to S$0.1 million (US$0.1 million), primarily from the issue of ordinary shares through employees’ exercises of stock options pursuant to PacNet’s employee stock option plan.
The Group believes that its existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations, will be adequate to satisfy its operating and capital requirements through 2006.
Borrowings
As of December 31, 2005, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks of S$26.3 million (US$15.8 million). The weighted average interest rate was 2.23% per annum. Total unused credit facilities available to the Group as of December 31, 2005 were S$16.8 million (US$10.1 million).
Commercial Commitment
See “Item 18. Financial Statements” for further details on guarantees and other commercial commitments.
Item 5C.	Research and Development, Patents and licences, etc.
Product Development
Singapore
Pacific Internet continuously evaluates latest technologies and applications for possible introduction. Since its inception in 1995, PIL has developed a number of products and services not previously available in any of its markets, including Email Outsource solution, Anti-Virus, Anti-Spam and EmailSMS. The Group has also developed an enhanced Internet web caching system and adapted policy-based routing algorithms to its network to optimize traffic over its international links and other systems designed solely for its own use.
Pacific Internet has implemented transparent caching, by using Layer 4 switching technology together with their network architecture for web pages on all its regional hubs. The objective was to achieve load-balancing, efficient use of international bandwidth and fast surfing experience for customers. The Company used high-end routers and switches from Cisco Systems and Juniper Network for its Core Network to achieve a telco-grade platform so as to deliver a higher quality of service and ensure sufficient capacity to meet higher customer demands.
The Company has invested in large-scale storage architectures such as SAN so as to leverage better economies of scale and to provide a higher level of reliability and resiliency.
Pacific Internet offers Broadband access services through a wholesale arrangement with the local incumbent Telco. It will continue to explore and offer services based on wireless technologies such as IEEE802.11a/b/g and IEEE802.16 or WiMax as well as the convergence towards interoperability (together with Broadband technology). It is also currently participating in the WiMax Forum and it secured 30 MHz of spectrum in the 2.5GHz band in July 2005 with plans to use this for its own island-wide wireless infrastructure.
The Company’s product team works closely with the engineering team to constantly innovate and develop new services. These developments include Internet Telephony, Video Conferencing, Managed Security, Roaming services and Mobility solutions.

The Company has developed a unified RADIUS solution for use in its regional network for authentication, accounting and access control for the services it offers. It has also developed an application for control of duplicate logins in its dialup access pool.
The Company is continuously looking into evaluation of new system technologies, applications and hardware, which includes but is not limited to: enterprise storage systems; telecommunications systems which combine the traditional circuit switch network with newer VoIP technologies; helpdesk support systems; centralize technical/customer support system; wireless access; broadband access; open-sources technology; and latest technology from Microsoft.Net architecture.
Hong Kong
PIHK has continuously developed various Internet communication services over its years of operation. These range from Access Services, Managed Services and Applications Services.
During the last 12 months, several new commercial broadband services have been introduced. These included BBB 8M/800K (which is ADSL Broadband), Flexible Broadband (which is bandwidth symmetrical ranging from 1M to 10M), and Metro Broadband (which is a Metro Network symmetric broadband with bandwidth of 1M to 100M). In the coming months, a new 2M DSL symmetric broadband with a coverage of over 90% of the HK commercial buildings will be ready for rollout.
PIHK has also bundled the Cisco ISR routers with the various broadband services to create a managed secured service called “PI Broadband”.
PIHK partners with a local hotspot service provider “BeeNet” to provide customers with WiFi access to the Internet from over 200 hotspots across Hong Kong.
PIHK has a Fax-to-Email service called PI Messenger which supports both Hong Kong and Shanghai fax numbers.
By partnering a China service provider, PIHK can now offer IPVPN and IP Transit service to companies with communication needs between Hong Kong and China.
Philippines
In 2005, PIPH entered into an agreement with game operator iGamesAsia to distribute an online First Person Shooter (FPS) game entitled “Vital Sign” through PIPH’s distribution and retail channels. Likewise, RayCrash, a robot action shooting game has been distributed through the same channels to tap into the huge online gaming market of the Philippines.
PIPH implemented and licenced technology from Slipstream that accelerates the web browsing experience of dialup users. Slipstream uses a combination of compression and caching mechanisms.
PIPH opened up its dialup pool to enable Fiberlink Communications Corp’s mobile roaming customers to access the Internet with the use of the same user name and password.
PIPH is currently pursuing the roll out of wireless last mile solutions for corporate customers with the recent approval of the Provisional Authority from the National Telecommunications Commission (NTC) which allows PIPH to build its wireless infrastructure.
Australia
PIAU continues to deploy and to further develop a range of products and services to complement broadband access solutions for our predominantly business-focused target market. Ongoing evaluation and utilisation of broadband access mechanisms that form an alternative to mass-market DSL also continue in an effort to better service our subscribers and widen our market penetration. Such broadband alternatives include investigation of a variety of wireless technology solutions in both licenced and unlicenced spectrums in either point-to-point or roaming configurations.
Significant effort is being spent and strong vendor relationships being formed in developing market-leading managed security solutions that serve to better secure a customer’s network from external attacks. The market is increasingly well educated on the necessity of proactively defending networks from both internal and external security threats and we are positioning ourselves as an ideal source to provide this critical protection to our customers via a range of edge and core security solutions.
In order to cater to our customer requirements of being a one-stop business communications provider the development of voice telecommunication solutions are a high priority. These include mobile telephony solutions, traditional fixed line solutions and innovative VoIP solutions. Business-grade VoIP or Internet Telephony solutions that tightly integrate with and ultimately replace a business customer’s traditional PABX will allow for a strong converged network solution to our customers for carrying their critical data and voice traffic. The ongoing investigation and development of remotely hosted applications and video conferencing will serve to further enhance our converged network solutions.
Effort continues to be placed on internal and external product training with a strong emphasis on the delivery of training and education to our channel partners. This ensures that people involved in all methods of distribution are capable of combining our products to design innovative and effective solutions.
The delivery of business-grade and highly stable products is facilitated by a core network and systems that have seen seven years of growth and development through the competence and talent of a highly experienced engineering team using technology leveraged from industry leaders including Cisco Systems, IBM, Sun Microsystems, Telstra Wholesale, Optus and NEC.
Our range of products and services that form the fundamental core product suite are also regularly reviewed to ensure they remain relevant to the customer requirements and expectations for today’s Internet. These products and services include ADSL, SHDSL, traditional fixed line telephony, MPLS private networks, leased lines, ISDN, web-hosting, colocation and dial-up, as well as a range of VAS including managed security, network monitoring and roaming solutions, anti-virus and anti-spam.
Thailand
PITH has built a modern internet data center (IDC) for customers who want to directly connect to the Internet backbone. Services supported out of the IDC include video/audio streaming, video-conferencing, centralized security and e-collaboration.
PITH uses Packet Shaper to optimize bandwidth usage so that customers can use the resources more efficiently.
To better support its customers, PITH has implemented a CRM system better supports customer information, internal workflow, ticketing and escalation process.
Proprietary Rights
General. The overall nature of the Group’s business does not demand substantial expenditure on research and development. Although the Group believes that its success is more dependent upon the quality of its services, its technical, marketing and customer service expertise than its proprietary rights, the Group does rely on a combination of trademark and contractual restrictions to establish and protect its intellectual property rights. It is the Group’s policy to require employees and independent contractors and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with the Group. These agreements provide that confidential information developed or made known during the course of a relationship with the Group must be kept confidential and not disclosed to third parties except in specific circumstances. Further, the Group develops, both in-house and in conjunction with vendors, a range of solutions for internal use as well as service offerings to both the consumer and corporate segments. None of these when taken individually has a significant impact on the Group’s operations and business save for its billing system (which has been evolved over a number of years and over which the Group holds a perpetual licence), its electronic mail architecture and radius authentication architecture (which were developed in Singapore and duplicated in its regional subsidiaries and affects the email services of the Group).
Trademarks. Pacific Internet Limited is the registered proprietor of the “Pacific Internet” trademark and/or logo in various classes in Australia, China, Hong Kong, Indonesia, Japan, Korea, Malaysia, Philippines, Singapore, Thailand, Taiwan and the US. The application for the same is pending in India. However, no assurance can be given that the application in India will be successful. The Group has also registered the “PI Mall” trademark and logo, “Safe2Travel.com” trademark and the “PAGN” trademark and logo and the “PAGN PAN ASIA GAMING NETWORK” trademark and logo in Singapore. The Group has registered the “Pacific Internet” and Chinese Characters marks in Hong Kong. The Group has also registered the “PacP!us” trademark in Singapore. The laws of the countries in which the Group currently operates or may in the future operate may treat the protection of proprietary rights differently from, and may not protect the Group’s proprietary rights to the same extent as do, laws in the US. The Group expects that it may licence in the future, certain of its proprietary rights, such as trademarks, to third parties.
Domain Names. The Group has also registered a number of domain names including “pacific.net”, “pacific.com”, “pacnet.com” and “pacnet.net” in countries where the Group conducts business or plans to do business. The Group has also registered a variety of other domain names relating to its trademarks and brandnames including “pagn.net” and “elkardian.com.sg”.

Item 5D.	Trend Information
See “Item 4B. Business Overview — Industry Background” and “Item 5. Operating and Financial Review and Prospects”.

Item 5E.	off-balance sheet arrangement
There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 5F.	Tabular disclosure of contractual obligations
The following table sets forth the payments due for specific contractual obligations as of December 31, 2005:

		Payment due by period
(In S$ in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	> 5 years
Long-Term Debt Obligation	2,460	2,460	—	—	—
Capital Finance Lease Obligations	614	317	297	—	—

Operating Lease Obligations	10,994	6,987	4,007	—	—
Purchase Obligations	2,184	2,184	—	—	—

Total	16,252	11,948	4,304	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A.	Directors and Senior Management
The following table sets forth certain information regarding the directors and senior management of Pacific Internet as of May 15, 2006:

Name	Age	Position
Directors:
Claude Roger Charles (2)(5)(6)	69	Lead Independent Director
Teck Moh Phey(3)	45	Director/President and Chief Executive Officer
Johnson Chin Kwang Tan (2)(4)(5)	45	Independent Director
Soon Hock Lim(1)(3)(4)(5)(7)	56	Independent Director
Meng Dong Tan(5)(7)	45	Director
Yun Zhang(3)(4)	36	Director

Senior Management:
Tuck Chuen Ho	51	Chief Financial Officer
Dennis Muscat	49	Managing Director, Australia
Eddy Cho Yiu Kuk	34	Managing Director, Hong Kong
Julia Theresa S. Yap	44	President & Managing Director, The Philippines
Kevin Aeng Keong Lim	47	Managing Director, Singapore
Prithayuth Nivasabutr	48	Managing Director, Thailand
Raman s/o Palaniappan	40	Managing Director, India

(1)	Chairman of Audit Committee
(2)	Member of Audit Committee
(3)	Member of Executive Committee
(4)	Member of Compensation & Administrative Committee
(5)	Member of Nominating Committee/Corporate Governance
(6)	Chairman of Litigation Committee
(7)	Member of Litigation Committee
Biographical Information
Claude Roger Charles is an advisor to multinational companies and an international financier. He is currently President of Great Tangley Corporation, a consulting firm operating in Asia, Europe and North America providing financial and business advice to investors and companies. He was previously Chairman of Equinox Group Holdings Ltd., a private equity firm specialized in Asia, which he co-founded. Prior to that, Mr. Charles was Executive Director at Peregrine Investment Holdings Ltd., Hong Kong and Executive Director of S.G. Warburg and Co. Ltd in London. Mr. Charles has a Bachelor of Science degree in Economics from Wharton School of Finance and Commerce, University of Pennsylvania and a Masters of Science in International Finance from Columbia University.
Teck Moh Phey joined Pacific Internet as President and CEO on January 16, 2006. He brings 20 years of leadership and management experience in the information technology (IT) and telecommunications industries to his steerage of Pacific Internet. Previously, Mr. Phey served in various senior positions with Motorola where, among his achievements, he turned around its wireless business in China and significantly expanded its presence into multiple cities. At the global level, he launched the company’s wireless broadband initiative in the enterprise sector and developed it into a strong growth engine for Motorola. He was also at one time Compaq’s youngest general manager in Asia; he built its channel network and grew the business multiple folds in Indonesia and the Philippines. Mr. Phey started his career with IBM Singapore in 1986.
Johnson Chin Kwang Tan is currently Managing Partner of IB Partners Pte Ltd, an investment firm and Senior Banker at Macquarie Securities Asia. He was previously Head of Corporate Finance-Transport/Leisure, Asia at UBS/Warburg Asia. Prior to this, he worked in New York and Hong Kong for more than a decade where he served as Managing Director of BzW/Barclays, Hong Kong, and was Vice President, J.P. Morgan, Hong Kong. Mr. Tan has a Bachelor of Arts and a Bachelor of Social Science Economics (Honors) degree from the University of Singapore where he graduated at the top of his class.
Soon Hock Lim has over 25 years of leadership experience in engineering, IT software and hardware, and telecommunications sectors across the Asia-Pacific and Japan. Mr. Lim was the former Vice President and Managing Director of Compaq Computer Asia Pacific Pte Ltd and a member of the company’s worldwide management team. From 1999-2003, he was the President of SITA INC Asia Pacific Pte Ltd, a global information and communications solutions provider for the air transportation industry. He was also General Manager of Digital Equipment before its integration into Compaq and was the first Asian appointed to all three senior positions. He was also the Chairman of Singapore Institute of Management; Chairman of the Institute of High Performance Computing, President and CEO of Australian-based Matrix Telecommunications Ltd and Chairman and CEO of its subsidiary, EasyCall International Pte Ltd. Mr. Lim is currently Managing Director of PLAN-B ICAG Pte Ltd, a boutique corporate advisory firm. He is also the Group Vice-Chairman of Advent Air Ltd and the Corporate Advisor of Westech Electronics Ltd. He sits on the Board of Directors of several listed companies, government agencies and civic organizations. Mr. Lim holds a Bachelor of Engineering degree with Honors in Electrical Engineering from the then University of Singapore and is a Fellow of the Institution of Engineers, Singapore; the Institution of Electrical Engineers, UK; and the Singapore Institute of Directors.
Meng Dong Tan is currently the Director & Chief Executive Officer of Vantage Corporation Limited, where he is responsible for the overall supervision of the business, financial matters and other operations of Vantage Corporation Limited and its subsidiaries. He holds directorships in several of the subsidiaries in Vantage Corporation Limited. Mr. Tan has more than fifteen years of experience in managing electronic and technology related companies. Mr. Tan is currently the Chief Executive Officer of 8i; Capital Pte Ltd, a private equity investment vehicle set up by Mr. Tan in 2000 which is primarily involved in private equity investments in Asia and overseas. He is also the Director and Executive Chairman of Startech Electronics Limited, a company listed on Singapore Exchange Limited — SESDAQ.
Yun Zhang is currently the Director and Chief Investment Officer of Vantage Corporation Limited, where her main responsibilities are evaluating investment opportunities, identifying and negotiating with target companies on acquisitions, M&A and joint ventures. She was previously the Assistant Director of Chinkara Capital Limited based in Singapore where she was involved in the company’s strategic planning including M&As along with potential listings and in the management of the Company’s direct investments. Her previous career roles were also as Assistant Manager in Overseas Union Bank Limited where she managed IPO projects and with NM Rothschild & Sons (Singapore) where she handled a number of corporate finance transactions. Previous to that, she worked as a business development manager in Hong Kong Jialing Investment Co Ltd., where she was involved in property developments and investments in China and Hong Kong. Ms Zhang holds a MBA in Finance from National University in Singapore and BA in Economics from Renmin University of China, Beijing.
Tuck Chuen Ho has more than 20 years of experience in accounting, internal controls, audit, financial governance including Sarbanes-Oxley Compliance, and tax with multinational corporations and listed companies. Prior to joining Pacific Internet, Mr. Ho spent nine years at Sony Electronics Asia-Pacific where he was Director of Accounting, Tax and Internal Control. Previously, Mr. Ho held regional financial controller positions in Haw Par Healthcare, Intergraph Systems, and Master Builders Technology.
Dennis Muscat joined Pacific Internet in 1999 and co-founded the Australian operations. Previously Finance Director, he was appointed Managing Director in 2001. He has more than 15 years of senior IT management and finance experience. Before joining Pacific Internet, he had held various management positions at MITS Limited, Fosters Brewing Group, and SIP Pty Limited. Mr. Muscat sits on the Board of the Service Providers Association Inc (SPAN), the national body that represents communications service providers in Australia.

Eddy Cho Yiu Kuk has been with Pacific Internet Hong Kong since 1997. He has more than 10 years’ experience in the Information Technology industry, most notably in the Internet and system integration businesses. Mr. Kuk currently sits on the executive committees of the Hong Kong Internet Service Providers Association, Internet & Telecom Association of Hong Kong, Hong Kong Information Technology Federation, and Hong Kong Internet Registration Corporation Limited.
Julia Theresa S. Yap has been President of Pacific Internet Philippines, Inc. since 1996. She became a pioneer of the country’s commercial Internet upon establishing Primeworld Digital Systems, Inc., a local ISP, which subsequently entered into a joint-venture with Pacific Internet. Her previous experience also includes a nine-year tenure as Vice President of Citibank Manila and stints with the National Economic Development Authority, the Central Bank of the Philippines, and the Federal Reserve Bank of San Francisco.
Kevin Aeng Keong Lim has over 20 years of international, multi-industry experience, the last 14 of them acquired in IT related organizations. He joined Pacific Internet in 2002 as Senior Vice President, Group Marketing and was appointed Managing Director of Singapore in August 2005. Before Pacific Internet, Mr. Lim was worldwide General Manager of the Intelligent Interface Solutions Division at Lernout & Hauspie (L&H), and Director of Marketing for ASEAN and South Asia at IBM. He has also served at Apple Computer, Asia Pacific Breweries, and Pepsi. Mr. Lim sits on a number of national and industry advisory councils.
Prithayuth Nivasabutr joined Pacific Internet Thailand as its Managing Director in late 2000, bringing with him extensive leadership and management experience from leading local and global companies in the IT, telecom, and payments industries. He was previously Director for MasterCard International in Thailand and founding Managing Director of Posnet Co. Ltd., a subsidiary of Thailand’s Samart Telecoms. Mr. Nivasabutr has also worked in the US with McDonnell Douglas Corporation.
Raman s/o Palaniappan has over 15 years of diversified experience in Asia, Europe, and the US, most notably with Singapore telco StarHub where he held the regional management position for international carrier partnerships across the world. At Nippecraft, he led the regional distribution network and product development that steered the company on a new growth path. In the less than two years since Mr. Palaniappan took over the helm, he has helped PII record its first full-year profit.

Item 6B.	Compensation
Compensation of Directors. For the year ended December 31, 2005, the aggregate amount of compensation expensed by the Group for all of its directors was S$1.25 million (US$0.77 million), other than reimbursement of all reasonable expenses for attendance at Board meetings.
Compensation of Senior Management. For the year ended December 31, 2005, the aggregate amount of compensation expensed by the Group to all of its senior management was S$1.46 million (US$0.90 million).
As at December 31, 2005, options to subscribe for 1,035,729 ordinary shares were issued and outstanding. These options were granted under the 1999 Share Option Plan, subject to continued employment. These share options, upon vesting, are exercisable within the time periods ranging from January 10, 2002 to November 6, 2010 at prices ranging from US$3.09 to S$16.92 per share.

Item 6C.	Board Practices
The minimum number of directors required under our Articles of Association (the “Articles”) is two. During the year, there were resignations and new appointments of Directors as follows:

Claude Roger Charles	(Appointed on September 9, 2005)
Johnson Chin Kwang Tan	(Appointed on September 9, 2005)
Soon Hock Lim	(Appointed on October 10, 2005)
Teck Moh Phey	(Appointed on January 16, 2006)
Meng Dong Tan	(Appointed on February 24, 2006)
Yun Zhang	(Appointed on February 24, 2006)
Bien Kiat Tan	(Appointed as Chairman and director on July 6, 2005 and resigned as Chairman and director on February 24, 2006)
Hai Chwee Chew	(Appointed as director on July 6, 2005 and resigned on February 24, 2006)
Sin Leng Low	(Resigned as Chairman and director on July 6, 2005)
Tsao Yuan Mrs Soo Ann Lee	(Resigned on September 9, 2005)
Tong Hai Tan	(Resigned on August 10, 2005)
Phit Lian Chong	(Resigned on July 6, 2005)
Lawrence Thiam Kim Wee	(Resigned on September 9, 2005)
Wee Kiong Yeo	(Resigned on July 8, 2005)

Siew Chye Yeo	(Resigned on September 9, 2005)
Linda Siew Kin Hoon	(Revoked on July 6, 2005)
(Alternate to Phit Lian Chong)
David Cheong Fook Cecil Vivian Wong	(Resigned on September 9, 2005)
Kee Lock Chua	(Resigned on September 9, 2005)
As of May 15, 2006, the Board consists of six members. The Board has not elected a Chairman and the Lead Independent Director, Mr Claude Roger Charles is acting Chairman for all Board meetings.
There is no fixed term of office for any of the directors or member of senior management of the Company. The directors of the Company are not subject to retirement under the Company’s Articles of Association. However, under the “Guidelines For the Selection of Directors” adopted by the Board on July 25, 2005 (as amended), the Nominating/Corporate Governance Committee will review each director’s continued tenure on the Board at least every three years, or at such other frequency, as the Board deems necessary.
The Company’s Articles of Association permit a director to appoint an alternate director, approved by a majority of the Board of Directors to act in the place of the director where he is unable to perform certain or all of his duties as a director at any one time or for a certain period of time. Under Singapore law, an alternate director is considered to be a full director by law and hence accountable to the Company for his or her actions as director during the period when he or she acts as an alternate director.
On June 9, 2005, the Company adopted the Lead Independent Director Charter.
Save as disclosed below, the Company has not entered into any contracts with its directors for the purposes of securing their services as directors of the Company.
On August 8, 2005, Mr Hai Chwee Chew, a non-executive non-independent Director of the Company entered into a service contract with the Company whereby he was appointed Executive Director of the Company to act as primary liaison with the management of the Company until a new Chief Executive Officer was appointed.
On September 9, 2005, five independent directors, namely, Mr Siew Chye Yeo, Mr Kee Lock Chua, Mr David Cheong Fook Cecil Vivian Wong, Mr Lawrence Thiam Kim Wee and Dr Tsao Yuan Mrs Soo Ann Lee resigned and two new independent directors, Mr Claude Roger Charles and Mr Johnson Chin Kwang Tan, were appointed.
In October 2005, the Company informed NASDAQ that it would be following home country practice in lieu of the requirements of Nasdaq Marketplace Rule 4350(c) and submitted a written statement from an independent counsel certifying that its practices in relation to the composition of its board of directors were not prohibited by Singapore law. The Company has elected to adopt the guideline contained in the Singapore Code of Corporate Governance 2005 issued by the Council on Corporate Disclosure and Governance which provides guidance to companies listed on the Singapore Exchange Securities Trading Limited that independent directors make up at least one-third of the Board.
On January 16, 2006, Mr Teck Moh Phey was appointed the President and Chief Executive Officer and following Mr Phey’s appointment, Mr Hai Chwee Chew handed over his duties officially to Mr Phey on February 13, 2006. Thereafter, Mr Chew reverted to his former status as a Non-Executive and non-independent Director of the Board.
Executive Committee
The Executive Committee (“EXCO”) was established in May 2001 by the Board to facilitate the role of the Board in guiding the management of the Company towards enhancement of their decision-making process, management systems and strengthening the core competencies of the Group, with the ultimate objective of improving business performance, productivity, efficiency and asset management within the Group.
As of May 15, 2006, the EXCO comprised of three members, namely, Mr Soon Hock Lim, Mr Teck Moh Phey and Ms Yun Zhang. The EXCO meets regularly and has also been delegated authority to exercise certain of the Board’s powers in fulfilling its charter. The Board has conferred upon the EXCO and the Executive Director or the President and Chief Executive Officer certain discretionary limits and authority for capital expenditure, budgeting and human resource management. The EXCO met a total of six times in 2005.
Audit Committee
The third revised Audit Committee Charter was adopted on August 4, 2005.
On September 9, 2005, five independent directors, namely, Mr Siew Chye Yeo, Mr Kee Lock Chua, Mr David Cheong Fook Cecil Vivian Wong, Mr Lawrence Thiam Kim Wee and Dr Tsao Yuan Mrs Soo Ann Lee resigned and two new independent directors, Mr Claude Roger Charles and Mr Johnson Chin Kwang Tan, were appointed to the Board. As a result of this reconstitution of the Board, Mr Johnson Chin Kwang Tan was the sole member of the Audit Committee (“AC”). Mr Soon Hock Lim, an independent director was appointed as a member and chairman of the AC on October 10, 2005 and November 18, 2005 respectively. On November 24, 2005, Mr Claude Roger Charles, an independent director was appointed as a member of the AC.
As of May 15, 2006, the AC consists of three members from the Board. They are Mr Soon Hock Lim (Chairman), Mr Johnson Chin Kwang Tan and Mr Claude Roger Charles, all of whom are independent. With the resignation of Mr David Wong as Director and Chairman of Audit Committee on September 9, 2005, none of the present members met the criteria of an “audit committee financial expert” as defined by the regulations of the United States Securities and Exchange Commission and therefore, as of May 15, 2006, there is no audit committee financial expert. The Company is actively working on identifying and appointing a qualified and capable new independent director who also met the criteria of an “audit committee financial expert” to fill the Board and the audit committee as an “audit committee financial expert”.
The AC discharges its functions of assisting the Board in fulfilling its fiduciary responsibilities relating to corporate governance and reporting practices of the Company. In the discharge of its functions, the AC may seek guidance from the best corporate governance practices in Singapore, including without limitation the Code of Corporate Governance issued by the Corporate Governance Committee in Singapore and the SGX Securities Trading Listing Manual issued by the Singapore Exchange Limited, to the extent that such practices are not inconsistent with the regulatory requirements of the US Securities and Exchange Commission or the NASDAQ National Stock Market applicable to it. The AC met a total of four times in 2005.
In the course of discharging its duties under the AC’s charter, the AC is empowered to seek any information from the Company’s employees, and to this end, all employees and management are obliged to extend their fullest cooperation. The AC is further empowered by the Board to obtain legal and other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.
Compensation & Administrative Committee
The Administrative Committee and the Compensation Committee were reconstituted and merged to form the Compensation & Administrative Committee (“CAC”) in May 2002. The first and second revised Compensation & Administrative Committee Charter was adopted on July 25, 2005 and April 20, 2006 respectively.
On September 9, 2005, five independent directors, namely, Mr Siew Chye Yeo, Mr Kee Lock Chua, Mr David Cheong Fook Cecil Vivian Wong, Mr Lawrence Thiam Kim Wee and Dr Tsao Yuan Mrs Soo Ann Lee resigned and two new independent directors, Mr Claude Roger Charles and Mr Johnson Chin Kwang Tan, were appointed to the Board. As a result of this reconstitution of the Board, one independent director, Mr Johnson Chin Kwang Tan and one non-independent director, Mr Bien Kiat Tan who was also the Chairman, served on the CAC. On October 10, 2005, an independent director, Mr Soon Hock Lim was appointed as a member of CAC.
As of May 15, 2006, the CAC consists of three members from the Board. They are Mr Johnson Chin Kwang Tan, Mr Soon Hock Lim and Ms Yun Zhang. Ms Yun Zhang, a nominee director of Vantage was appointed to the CAC pursuant to the “exceptional and limited circumstances” exception permitted under Nasdaq Marketplace Rule 4350(c)(3)(C) as the Board determined that she represented the interests of a substantial shareholder and as such her appointment to the CAC was in the best interests of the Company and its shareholders. The CAC, comprising all non-executive directors who are not employees of the Company, carries out the dual function of deciding on compensation for key employees, Board of Directors and administering Company-wide incentive schemes such as the Company’s share option plans. The CAC met a total of four times in 2005.
Litigation Committee
The Litigation Committee (“LC”), comprising exclusively of independent directors, was established in November 2002 to decide on the Company’s defence of the US IPO allocation class action litigation. On January 13, 2006, the Composition of the LC was amended to allow non-independent directors to be the members of the LC. As of May 15, 2006, the Litigation Committee comprises three members, namely, Mr Claude Roger Charles (Chairman), Mr Soon Hock Lim and Mr Meng Dong Tan. The LC did not meet in 2005.
See “Item 8A. Consolidated Statements and Other Financial Information — Other Information” for further details on the US IPO allocation class action litigation against the Company.
Nominating/Corporate Governance Committee
In January 2003, the Board approved the establishment of the Nominating Committee (“NC”), consisting of independent directors. The primary purpose of the NC is to develop and recommend the Board’s criteria for the selection of new directors, identify individuals qualified to become Board members in accordance with such criteria and to make recommendations on such qualified candidates for appointment to the Board. The first revised Nominating Committee was adopted on July 25, 2005.

On February 13, 2006, the Nominating Committee was reconstituted and renamed as Nominating/Corporate Governance Committee (“NCGC”) and the revised NCGC Charter was adopted on April 20, 2006. As of May 15, 2006, the NCGC comprises of four members, namely Mr Johnson Chin Kwang Tan, Mr Claude Roger Charles, Mr Soon Hock Lim and Mr Meng Dong Tan. Mr Meng Dong Tan, a nominee director of Vantage was appointed to the NCGC pursuant to the “exceptional and limited circumstances” exception permitted under Nasdaq Marketplace Rule 4350(c)(4)(C) as the Board determined that he represented the interests of a substantial shareholder and as such his appointment to the NCGC was in the best interests of the Company and its shareholders.

Item 6D.	Employees
The information presented below indicated the number of employees the Group employed for the years ended December 31, 2003, 2004 and 2005:

Year ended December 31,	No. of Employees

2003	1,122
2004	1,119
2005	1,066
The following table summarizes the functional distribution of the Group’s full-time (“FT”) and Temporary (“Temp”) employees in the Company and its consolidated subsidiaries as of December 31, 2005:

	Company		PIHK		PIAU		PIPH		PIMY		S2T		Total
	FT	Temp	FT	Temp	FT	Temp	FT	Temp	FT	Temp	FT	Temp	FT	Temp
Sales and Marketing	90	6	61	1	27	2	55	32	2	—	8	—	243	41
Engineering & Network Operations	59	—	39	1	22	2	11	—	2	—	—	—	133	3
Customer Service	87	6	48	1	55	—	24	—	—	—	73	2	287	9
Finance & Administrative	38	—	16	1	16	—	29	5	1	—	17	—	117	6
Information Technology	22	—	11	2	—	—	6	—	—	—	2	—	41	2
Others	13	—	10	—	21	2	7	3	—	—	14	—	65	5

Total	309	12	185	7	141	6	132	40	5	—	114	2	886	66

Only employees from the consolidated subsidiaries are included in the above information.
The Group’s employees, except for that of Safe2Travel, are not covered by any collective bargaining agreements. The Group has not experienced any strikes or work stoppages by its employees.

Item 6E.	Share Ownership
As at December 31, 2005, none of the Directors who held office at the end of the financial year had any interest in shares or debentures of the Company, except as follows:

Holdings in the name of the Director,
Spouse or Infant Children
Pacific Internet Limited
Options to purchase Ordinary Shares of $2 each(1)

Bien Kiat Tan	12,000

Hai Chwee Chew	5,000

Claude Roger Charles	5,000

Johnson Chin Kwang Tan	5,000

Soon Hock Lim	5,000

(1)	These options are granted under the 1999 share option plans of the Company, subject to continued employment. These share options, upon vesting, are exercisable within the time periods ranging from November 7, 2005 to November 6, 2010 at the price of S$10.69 per share.
Issuance of Share Options
As at December 31, 2005, options to subscribe for 1,035,729 ordinary shares were issued and outstanding. These options were granted under the 1999 Share Option Plan, subject to continued employment. These share options, upon vesting, are exercisable within the time periods ranging from January 10, 2002 to November 6, 2010 at prices ranging from US$3.09 to S$16.92 per share. As of May 15, 2006, 887, 754 options were issued and outstanding under the 1999 Share Option Plan. Of these options, 214, 707 options that have not yet become fully vested have become fully vested and immediately exercisable as of May 12, 2006 as a result of MediaRing’s Proposed Takeover. See “Item 3D. Risk Factors — Risk Related to Our Business — MediaRing’s Proposed Takeover has caused accelerated vesting of our outstanding options granted under the 1999 Plan and we have recorded additional compensation expense in 2006.
1998 Employees’ Share Option Plan (the “1998 Plan”)
The 1998 Plan was established by the Company in November 1998 and became effective on February 5, 1999. The 1998 Plan is administered by the Administrative Committee* of the Board of Directors. Our employees are eligible to receive option grants under the 1998 Plan. All options granted under the 1998 Plan will have a term no longer than five years. The aggregate number of shares subject to outstanding options granted under the 1998 Plan will not at any time exceed 10% of Pacific Internet’s outstanding fully-diluted equity, except that concurrent with the Company’s initial public offering, the Company granted options to purchase up to 1,500,000 shares (of which 10.9% remains outstanding of Pacific Internet’s outstanding fully-diluted shares, after giving effect to the initial public offering) at an exercise price equal to the initial public offering price of US$17.00 (the “IPO Options”). The IPO Options become exercisable as to 25% of the shares subject to the options on each of the first and second anniversaries of the grant date and as to the remaining 50% of the shares subject to the options on the third anniversary of the grant date.
Options granted under the 1998 Plan are not transferable by the optionee, other than by will or by laws of descent or distribution, and each option is exercisable during the lifetime of the optionee only by such optionee or, in the case of certain disabilities, by the representative of the optionee. Options granted under the 1998 Plan terminate upon termination of the optionee’s employment; provided, however, that in the case of termination due to disability, redundancy, retirement or in certain other cases approved in writing by the Administrative Committee, options may generally be exercised within six months of termination. If an optionee dies, his or her options are exercisable by the optionee’s representative at any time within one year after the optionee’s death.
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
1999 Share Option Plan (the “1999 Plan”)
On November 10, 1999, the Company established the 1999 Plan. The 1999 Plan is administered by the Administrative Committee of the Board of Directors. Employees, consultants and directors of the Company are eligible to receive option grants under the 1999 Plan. All options granted under the 1999 Plan will have a term no longer than five years. The aggregate number of shares subject to outstanding options granted under the 1999 Plan will not at any time exceed such number which, together with the total number of ordinary shares issued under or subject to options under our 1998 Plan, equals 20% of the Company’s then issued share capital on a fully diluted basis.
The Administrative Committee has the authority to determine, in its sole discretion, to whom options may be granted under the 1999 Plan and the terms of such options, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. The exercise price of all options granted under the 1999 Plan must be at least equal to the “fair market value”, as determined by the Administrative Committee, of the shares on the grant date. Fair market value is defined under the 1999 Plan as the arithmetic average of the officially quoted closing price of the Company’s shares on the Nasdaq Stock Market’s National Market for the five trading days immediately preceding the date of grant.
Options granted under the 1999 Plan are not transferable by the optionee, other than by will or by laws of descent or distribution, and each option is exercisable during the lifetime of the optionee only by such optionee or, in the case of certain disabilities, by the representative of the optionee. Options granted under the 1999 Plan generally terminate upon termination of the optionee’s employment; provided, however, that in the case of termination due to disability, redundancy, retirement or in certain other cases approved in writing by the Administrative Committee, options may generally be exercised within six months of termination. If an optionee dies, his or her options are exercisable by the optionee’s representative at any time within one year after the optionee’s death.
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
* On May 30, 2002, the Administrative Committee and the Compensation Committee were re-constituted and merged to form the Compensation & Administrative Committee (“CAC”). The CAC will carry out the dual functions of deciding on compensation for key employees, the Board of Directors and administering Company-wide incentive schemes such as the Company’s share option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A.	Major Shareholders
Major Shareholders
On March 18, 2005, SembCorp Ventures Pte Ltd (“SembVentures”) entered into an agreement with Kingsville Capital Limited (“Kingsville”) for the sale of its entire shareholding in the Company to Kingsville. Completion of the sale was subject to approval by IDA. On May 12, 2005, IDA granted approval for the proposed acquisition of SembVentures entire shareholding in the Company by Kingsville. The transaction between SembVentures and Kingsville was completed on July 5, 2005.
On September 29, 2005, Vantage Corporation Limited (“Vantage”) entered into a sale and purchase agreement with Kingsville to purchase 3,829,373 ordinary shares or approximately 28.6% of Pacific Internet’s total outstanding shares. On February 24, 2006, Vantage completed its acquisition of Kingsville’s entire equity interest in Pacific Internet. As a result of the transaction, SembVentures and Temasek Holdings (Private) Limited are no longer shareholders in the Company.
As of May 15, 2006, 13,518,162 shares were outstanding. The following tables set forth the ownership of Pacific Internet’s shares as of each of the dates indicated by substantial shareholders known to Pacific Internet. The information as to beneficial ownership was furnished by the respective shareholders of Pacific Internet, and except as indicated in the table below or the footnotes thereto, the shareholders named in the table have sole voting and investment power with respect to the shares set forth opposite such shareholder’s name.

As at May 15, 2006
	Number of shares	Percentage
Name and Address	Beneficially Owned(1)	Beneficially Owned
Vantage Corporation Limited 80 Raffles Place #29-20 UOB Plaza 2 Singapore 048624	3,879,373	28.7%
Nordinvest Norddeutsche Investment-Gesellschaft mb Neuer Wall 64 Hamburg 20354 DE	815,000	6.1%

As at December 31, 2005
	Number of shares	Percentage
Name and Address	Beneficially Owned	Beneficially Owned(2)
Kingsville Capital Ltd 141 Market Street #11-01 International Factors Building Singapore 048944	3,829,373	28.6%

As at December 31, 2004
	Number of shares	Percentage
Name and Address	Beneficially Owned	Beneficially Owned(3)
SembCorp Ventures Pte Ltd 30 Hill Street #05-04 Singapore 179360	3,800,000	28.6%

As at December 31, 2003
	Number of shares	Percentage
Name and Address	Beneficially Owned	Beneficially Owned(4)
SembCorp Ventures Pte Ltd 30 Hill Street #05-04, Singapore 179360	4,011,960	30.78%
MediaCorp Investments Pte. Ltd. Andrew Road, Caldecott Broadcast Centre Singapore 299939	927,188	7.11%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 15, 2006 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of that person.

(2)	Based on an aggregate of 13,412,247 ordinary shares as at December 31, 2005.

(3)	Based on an aggregate of 13,294,178 ordinary shares as at December 31, 2004.

(4)	Based on an aggregate of 13,034,691 ordinary shares as at December 31, 2003.
Pacific Internet has issued one class of securities only and all holders of these securities are entitled to the same voting rights. See “Item 10B. Memorandum and Articles of Association” for further details on the rights of shareholders.

Item 7B.	Related Party Transactions
In July 2005, Kingsville Capital Limited, a special purpose vehicle established specifically for the acquisition of shares held by SembCorp Ventures Pte Ltd, acquired SembCorp Ventures Pte Ltd’s entire shares in the Company. Kingsville Capital Limited represents a group of investors put together by Titan Capital Pte Ltd, an investment and financial advisory firm incorporated in Singapore. On September 29, 2005, Vantage Corporation Limited announced that it had entered into a sale and purchase agreement with Kingsville Capital Limited to acquire its entire equity interest of 28.6% in the Company for an aggregate consideration of US$30.5 million. As at December 31, 2005, completion of the transaction had not occurred.
For the year ended December 31, 2005, the Company provided a loan amounting to S$210,000 to associated companies.
For the years ended December 31, 2003, 2004 and 2005, the Company provided Internet Access and related services amounting to S$172,000, S$45,000 and S$ nil (US$nil) respectively, to its former intermediate parent company.
For the years ended December 31, 2003, 2004 and 2005, Safe2Travel provided travel-related services amounting to S$155,000, S$159,000 and S$149,000 (US$89,000) respectively, to the Group’s former intermediate parent company and other affiliated companies.
For the years ended December 31, 2003, 2004 and 2005, consultancy fees paid or payable by Safe2Travel amounted to S$58,000, S$72,000 and S$27,000 (US$16,000) respectively, to a Director-related company.
Management fees charged to subsidiary and associated companies
The Company charged an annual management fee to all its subsidiary and associated companies, for various management and administrative services provided. These services were provided by Pacific Internet to all its strategic business units based on the percentages of time spent by management and such amount charged is equivalent to the amount that would be charged in independent transactions involving the same or similar services under comparable circumstances. For the year ended December 31, 2005, management fees paid or payable by subsidiaries and associated companies was S$1.0 million (US$0.6 million).
IT Services
On May 20, 2003, the Company entered into a three-year agreement with SembCorp Industries to provide managed e-mail and other optional IT-related services including firewall, VPN and WAN services (the “IT Services”). The IT Services may also be provided to strategic business units of SembCorp Industries on an opt-in basis. The fees payable to the Company for the IT

Services would depend on the number of email accounts supported and the optional services that are eventually taken up at prevailing market rate/prices (including where appropriate, preferential rates and discounts) and would range from approximately S$0.45 million to S$1.6 million. This transaction was approved by the Audit Committee on January 29, 2003.
Car Loan From PIPH To Managing Director of PIPH
In December 31, 2003, in accordance with the terms of PIPH’s car plan policy (“Car Plan Policy”), PIPH granted Ms Julia Theresa S. Yap, the Managing Director of PIPH, an interest-free employee car loan amounting to Pesos 393,000 (US$7,000), which represented the down payment for the purchase of a car. Ms Yap would repay the employee car loan by forwarding post-dated cheques amounting to Pesos 8,187 (US$150) each month for forty-eight (48) months commencing from December 31, 2003. The PIPH Car Plan Policy applies to all senior management of PIPH and we understand that companies in the Philippines commonly adopt such car plan policies. This transaction was approved by the Audit Committee on April 20, 2005.

Item 7C.	Interests of experts and counsel
N.A

ITEM 8.	FINANCIAL INFORMATION

Item 8A.	Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements”.
Other Information
Legal Proceedings
Except as mentioned below, the Company is not involved in any material pending legal proceedings.
On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.
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
On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the “MOU”) reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement (“Settlement”), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement’s terms on July 14, 2004.
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

On August 31, 2005, the Court issued a preliminary order approving the modifications to the Settlement and certifying the settlement classes. The Court also set a deadline of January 15, 2006 for mailing of the class notice, publication of the advertisements in various U.S. newspapers. The class members had until March 24, 2006, to exclude themselves from the settlement and to file objections or comments on the settlement. Those who elected to exclude themselves from the settlement may initiate their own claims against the issuer defendants. Of the approximately 17 million class members, roughly 1,093 sought exclusion from the proposed Settlement and 150 filed objections.
As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters (“Assigned Claims”). To preserve these claims while the proposed Settlement was pending the Court’s final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement, the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers’ respective underwriters alleging the Assigned Claims. One of the Company’s underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee filed a lawsuit to preserve those claims. On February 24, 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. Because the Assigned Claims were part of the consideration contemplated under the Settlement, it is unclear how the Court’s recent decision will impact the Settlement and the Court’s final approval of it.
On April 24, 2006, the Court held a hearing in connection with a motion for final approval of the proposed Settlement. The Court did not rule on the fairness of the Settlement at the hearing. It is uncertain when the Court will issue a ruling. Despite the preliminary approval of the Settlement, there can be no assurance that the Court will provide final approval of the Settlement.
The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding and is currently in discovery. The parties are also in the midst of class certification issues. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have appealed that decision to the United States Court of Appeals for the Second Circuit. That appeal has been fully briefed. On June 6, 2006, a panel of the Second Circuit heard oral arguments and took the matter under advisement. It is uncertain when the Court of Appeals will decide the appeal or how the Court will rule.
The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been, and will be, subject to discovery obligations that non-focus case issuers are not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.
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
Dividends
In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors. Singapore law allows dividends to be paid out only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency. The Company has not declared any dividends to date. As of December 31, 2005, the amount of the Company’s retained earnings for distribution was approximately S$9.7 million (US$5.8 million). The Group does not anticipate paying cash dividends in the foreseeable future.

Item 8B.	Significant Changes
Except as disclosed in this Annual Report, there have been no significant changes since December 31, 2005 which is the date of the annual financial statements in this Annual Report.

ITEM 9.	THE OFFER AND LISTING
Trading Markets
The Company’s outstanding shares are listed on the NASDAQ Stock Market’s National Market under the symbol “PCNTF”. The following table sets forth, for the periods indicated, the high and low last reported sales prices per share as furnished by the NASDAQ Stock Market’s National Market.

	Nasdaq Stock Market's National Market
	High		Low
1999 (since listing on February 5, 1999)	US$	104.25	US$	20.38
2000	US$	74.88	US$	2.19
2001	US$	8.75	US$	0.85
2002	US$	3.48	US$	1.06
2003	US$	14.99	US$	2.78

2004
First Quarter	US$	12.34	US$	7.46
Second Quarter	US$	13.51	US$	7.81
Third Quarter	US$	9.31	US$	5.94
Fourth Quarter	US$	8.95	US$	5.71

2005
First Quarter	US$	7.33	US$	5.61
Second Quarter	US$	7.59	US$	5.22
Third Quarter	US$	7.13	US$	5.66
Fourth Quarter	US$	7.08	US$	5.64
December	US$	6.26	US$	5.64

2006
First Quarter	US$	8.89	US$	5.50
January	US$	6.48	US$	5.50
February	US$	8.38	US$	5.76
March	US$	8.89	US$	7.61
April	US$	9.06	US$	8.23
May (through May 15, 2006)	US$	9.28	US$	8.39
The last reported sale price of the share as quoted on the NASDAQ Stock Market’s National Market as on May 15, 2006 was US$8.60 per share.

ITEM 10.	ADDITIONAL INFORMATION

Item 10A.	Share Capital
N.A.

Item 10B.	Memorandum and Articles of Association
Organization and Register
Pacific Internet Limited is a company limited by shares organized under the laws of the Republic of Singapore under the Companies Act, Chapter 50 (the “Companies Act”). The Company number with the Accounting & Corporate Regulatory Authority (formerly known as the “Registry of Companies and Businesses”) is 199502086C.
Objects and Purposes
Pacific Internet’s principal activities consist of the provision of Internet access services, and sale of network configuration equipment.
A detailed list of all the other objects and purposes of the Company is set forth in Clause 3 of its Memorandum of Association which was filed as an Exhibit to our registration statement on Form F-1 (Commission File No. 333-9654) in connection with our initial public offering in February 1999 and is available for examination at our registered office at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261, Republic of Singapore.
Board of Directors
The Companies Act requires a director to declare at a meeting of the Board of Directors if he or she has any interest, directly or indirectly, in a contract or proposed contract with the Company. Under the Company’s Articles of Association, subject to a declaration by a director of his or her interest and the nature of such interest directly or indirectly in a contract or proposed contract, he or she is allowed to vote in respect of any proposal regarding such contract and shall counted in the quorum at a meeting in relation to any resolution regarding such contract. The remuneration of the directors is approved at the general meeting of the shareholders.
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
The minimum number of directors required is two. No shares are required to be held by a director for director’s qualification. The directors of the Company are not subject to retirement under its Articles of Association.
The Company’s Articles of Association permit a director to appoint an alternate director, approved by a majority of the Board of Directors to act in the place of the director where he is unable to perform certain or all of his duties as a director at any one time or for a certain period of time. Under Singapore law, an alternate director is considered to be a full director by law and hence accountable to the Company for his or her actions as director during the period when he or she acts as an alternate director.
Under the Companies Act, no person of or over the age of 70 years shall be appointed to act as a director unless the shareholders at an annual general meeting vote with a simple majority in favor of his appointment to hold office until the next annual general meeting of the Company.
Dividends
The Company, may by ordinary resolutions of its shareholders, declare dividends at a general meeting, but not in excess of the amount recommended by its directors. Dividends shall be payable only out of the profits of the Company. The Company may also capitalize its share premium account and apply it to pay dividends, if such dividends are satisfied by the issue of shares to the shareholders. The directors may also declare an interim dividend without the approval of its shareholders. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder’s ordinary shares, unless the rights attaching to an issue of any ordinary shares provides otherwise.
New Shares
New shares may only be issued with the prior approval of the shareholders of Pacific Internet in a general meeting. Such approval, if granted, will lapse at the conclusion of the Annual General Meeting following the date on which the approval was granted, or the expiration of the period within which the next Annual General Meeting after that date is required by law to be held, whichever is the earlier. The shareholders have provided general authority to issue shares prior to the next Annual General Meeting, or the expiration of the period within which the next Annual General Meeting after that date is required by law to be held, whichever is the earlier. Subject to the provisions of the Companies Act, the allotment and issue of all new shares are under the control of the directors who may allot and issue the same with such rights and restrictions as they may think fit.
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
Takeovers
The acquisition of shares of public companies is regulated by, inter alia, the Companies Act and the Singapore Code on Take-overs and Mergers (the “Take-over Code”). Any person (either on his own or together with parties acting in concert with him) acquiring whether by a series of transactions over a period of time or not, shares carrying 30% or more of our voting rights is obliged to extend a takeover offer for the remaining shares which carry voting rights, in accordance with the provisions of the Take-over Code. “Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding, cooperate to obtain or consolidate effective control over the Company, through the acquisition of shares. These will be presumed to include related and associated companies, directors (including their close relatives), pension funds, certain discretionary funds and certain financial advisers. The offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with him for shares of that class during the offer period and within six months prior to its commencement, if within such period the offeror or parties acting in concert with him has bought for cash shares carrying 10% or more of the voting rights. A mandatory takeover offer, in accordance with the provisions of the Take-over Code, is also required to be made if a person holding between 30% and 50% (both inclusive) of the voting rights (either on his own or together with parties acting in concert with him) acquires additional shares representing more than 1% of the voting rights in any six-month period.
Liquidation or Other Return of Capital
On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, shareholders will be entitled to participate in any surplus assets according to their rights and interests in the Company.
Indemnity
As permitted by the Singapore law, the Articles of Association provide that, subject to the Companies Act, the directors and officers will be indemnified by the Company against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to any of their acts or omissions as our officer, director or employee. This indemnity, however, is subject to: (1) a judgment being given in their favour; (2) them being acquitted or (3) relief being granted by the court, depending on the nature of the proceedings. Directors and officers may not be indemnified by the Company for his or her liability in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to the Company.
For the period from December 30, 2005 to December 30, 2006, both dates inclusive, the Company has purchased directors’ and officers’ liability insurance (“D&O Insurance”) against any of those liabilities, up to an amount of US$20.0 million, except where the liability arises out of, conduct involving dishonesty, fraud or criminal acts among other things.
At present, save for the IPO Allocation Suit referred to at Item 8A above, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. Save as disclosed, we are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification.
General Meetings of Shareholders
Pacific Internet is required to hold an Annual General Meeting once in every calendar year and not more than 15 months after the preceding Annual General Meeting. The directors may convene an Extraordinary General Meeting whenever they think fit, and they must do so upon the request in writing of shareholders representing not less than 10% of the paid-up share capital of Pacific Internet. In addition, two or more shareholders, together holding not less than 10% of the issued share capital of Pacific Internet may call a meeting of shareholders. Unless otherwise required by law or by the Articles, voting at general meetings is by ordinary resolution (requiring an affirmative vote of a simple majority of those present and voting). An ordinary resolution suffices, for example, in respect of appointments and removals of directors. A special resolution (requiring an affirmative vote of at least 75% of those present and voting) is necessary for certain matters under Singapore law, such as an alteration of the Articles. Subject to the Companies Act, at least 21 days’ advance written notice specifying the intention to propose the resolution as a special resolution must be given of every general meeting convened for the purpose of passing a special resolution. Subject to the Companies Act, at least 14 days’ advance written notice must be given of every general meeting convened for the purpose of passing an ordinary resolution.
Pursuant to Nasdaq Marketplace Rule 4350(a), Pacific Internet has been granted an exemption by Nasdaq from Nasdaq Marketplace Rule 4350(g) which requires an issuer to solicit proxies and provide proxy statements for all shareholder meetings and furnish copies of such proxy solicitation to Nasdaq. Under the Companies Act, Pacific Internet is required to provide its members with the following documents for its general meetings of members: (i) Notice of the meeting which would typically set out the text of the resolutions to be passed; and (ii) where the meeting is an Annual General Meeting, a copy of the consolidated profit and loss accounts and balance-sheet (including the documents required by law to be attached thereto) which is duly audited and which is to be laid before Pacific Internet in the Annual General Meeting, accompanied by a copy of the auditor’s report thereon.
Limitations on Rights to Hold or Vote Shares
Except as discussed in “Item 10B. Memorandum And Articles of Association — Transfer of Shares, Voting Rights and Takeovers” and “Item 3D. Risk Factors — Certain Anti-takeover Provisions Under The Companies Act May Affect The Company’s Share Prices ”, there are no limitations imposed by the laws of Singapore or by our Articles of Association on the right of non-resident shareholders to hold or vote our shares.

Item 10C.	Material Contracts
The following is a summary of each contract that is material to the Group as of the date hereof and was not entered into by the Group in the ordinary course of business.
Joint Ventures/ Strategic Alliances
Hong Kong
On December 30, 2005, PIHK entered into a Cooperation Agreement with a China-based Internet services provider, SZR and various other parties for the formation of an equity joint venture (“EJV”) to market integrated IP communication applications in Southern China. Under the Agreement, PIHK and SZR will each hold 50.0% of the equity interest of EJV and each party will make a capital contribution in the amount of RMB 5 million for their respective equity interest. As of December 31, 2005, no capital contribution had been made.
India
On October 5, 2005, the Government of India through the Ministry of Finance (Foreign Investment Promotion Board Unit), granted its approval to the Company to increase its equity interest in PII from 49% to 55% through a further issue of shares. As of December 31, 2005, the Company’s equity interest in PII remains at 49.0% as the increase in equity interest from 49% — 55% had not been effected.
Malaysia
Pursuant to an agreement dated May 26, 2005, the Company disposed 39% of its equity interest in PIMY to a Malaysian investor. No minority interest has been accounted for by the Group.
Acquisition
Australia
On October 31, 2005, PIAU entered into an agreement to acquire the entire equity interest in T3CP and its three subsidiaries, T3C, T3T and T3R, for an initial cash payment of S$4,064,000 and a contingent consideration of up to a maximum of S$2,454,000 to be made, based on the achievement by T3CP of earnings before interest and tax of A$1,000 in the first 12 months subsequent to acquisition. The contingent consideration was included in the initial costs of acquisition based on the guidance of EITF 95-8 Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Acquisition costs capitalized in connection with the acquisition, amounted to S$300. T3CP is a specialist voice reseller to the SMB sector and was acquired as its capability in voice allowed PIAU to establish more substantial voice and data bundles and position it as a total communications service provider.
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
On December 31, 2004, in connection with the liquidation of Pacfusion, the board of directors of the Company approved, inter alia; (i) the transfer of 2 ordinary shares of S$1.00 each in PI Services, representing 100% of its total issued share capital, from Pacfusion to the Company, for a consideration of S$2.00; and (ii) the writing-off of the Company’s investment in Pacfusion. As a consequence, PI Services became a wholly-owned subsidiary of the Company with effect from December 31, 2004.
On October 14, 2005, TravelFusion.com Limited was officially dissolved under Members’ Voluntary Liquidation.
On January 25, 2006, Pacfusion Limited was placed into liquidation by way of written resolution of members.

Item 10D.	Exchange Controls
There are currently no exchange control restrictions in Singapore. For tax implications under Singapore law on the remittance of dividends to non-resident holders of the Company’s securities, please see “Item 10E. Taxation — Singapore Tax Considerations” for further details.

Item 10E.	Taxation
Singapore Tax Considerations
The following summary is based on current Singapore tax law. The summary does not purport to deal with all aspects of taxation that may be relevant to particular purchasers of Shares in the light of their investments or tax circumstances. While this discussion is considered to be a correct interpretation of existing laws in force as at the date of this document, no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws will not occur. Prospective purchasers of Shares should consult their tax advisers as to the Singapore tax consequences of the purchase, ownership and disposition of our Shares.
Taxation of Dividends — Imputation System
Subject to the following paragraph, dividends paid by Pacific Internet on Shares (including distributions in cash, stock dividends or other property), whether made to a shareholder who is a resident or non-resident of Singapore, are not subject to further Singapore withholding taxes.
Under the current provisions of the Singapore Income Tax Act (Chapter 134) and its subsidiary legislation, a company’s profits earned in the Year of Assessment 2005 and onwards (ie., the financial year ended in 2005 and onwards) are taxed at a rate of 20%. In addition, 75% of the first S$10,000 of the company’s chargeable income and 50% of the next S$90,000 of chargeable income are exempt from corporate tax. The remaining chargeable income (after the partial tax exemption) will be taxed at the applicable corporate tax rate. The partial tax exemption is not applicable to Singapore dividends received by companies.
Before January 1, 2003, and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see “Taxation of Dividends — New One-Tier Corporate Tax System”), the imputation system of corporate taxation applied in Singapore. Under the imputation system of taxation, the tax paid on the profits by a resident company in Singapore is imputed to the shareholders when they receive the after tax profits as dividends. Thus, the shareholders receive dividends (“Franked Dividends”) net of the tax paid by Pacific Internet. Currently, Franked Dividends received by both residents and non-residents of Singapore are not subject to withholding tax.
A holder of shares who is not resident in Singapore is normally taxed on Franked Dividends at the corporate tax rate. As the tax paid by Pacific Internet on the profits is imputed to the shareholders at the normal corporate tax rate, no further Singapore income tax will be imposed on the net dividends received by a non-resident holder of shares and the non-resident holder will not receive any tax refund from the Inland Revenue Authority of Singapore.

A corporation will be regarded as tax resident in Singapore if the control and management of its business is exercised in Singapore. An individual will be regarded as tax resident in Singapore if the person is physically present in Singapore or exercises an employment (other than as a director of a company) in Singapore for 183 days or more during the year preceding a year of assessment, or if the person resides in Singapore in the preceding year.
Taxation of Dividends — New One-Tier Corporate Tax System
The one-tier corporate tax system became effective from January 1, 2003 (subject to certain transitional tax rules). Under this system, the tax paid by a Singapore resident company on its profits is final. When the company pays its after tax profits as exempt (One-tier) Dividends to its shareholders, such dividends will be tax exempt in the hands of the shareholders, regardless of whether the shareholders are companies or individuals, and whether or not the shareholders are Singapore tax residents. Currently, Exempt (One-tier) Dividends received by both residents and non-residents of Singapore are not subject to withholding tax.
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
Dividend vouchers issued by Pacific Internet will distinguish between Franked Dividends and normal tax exempt dividends not being exempt dividends under the one-tier corporate tax system. If Pacific Internet has fully utilized the dividend franking credits or if it elects to move to the one-tier corporate tax system at an earlier date (ie. before January 1, 2008), the dividend vouchers issued by the Company will distinguish between normal tax exempt dividends and exempt (One-tier) Dividends under the one-tier corporate tax system.
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
Singapore Estate Duty
Under the Singapore Estate Duty Act (Chapter 96), Singapore estate duty is imposed on the value of immovable properties in Singapore and on all movable properties, wherever they may be, which passes upon the death of an individual who is domiciled in Singapore, subject to specific exemption limits. Singapore estate duty is also imposed on the value of immovable properties situated in Singapore owned by an individual who was not domiciled in Singapore at the time of his death, subject to specific exemption limits. Movable assets of non-domiciled individuals are exempt from estate duty.
The Shares of Pacific Internet are considered to be movable property as they are situated in Singapore being shares of a Singapore incorporated company. Accordingly, our Shares held by an individual domiciled in Singapore are subject to Singapore estate duty upon such individual’s death at the rates specified in the Estate Duty Act, as amended from time to time, unless specifically otherwise exempted.
United States Federal Income Tax Considerations
The following is a summary of the material U.S. federal tax consequences relating to the purchase, ownership, and disposition of the Shares.
The information provided below is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations, proposed U.S. Treasury Regulations, U.S. Internal Revenue Service (“IRS”), published rulings and other administrative guidance and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS or a court might interpret the existing authorities differently. In any such case, the tax consequences of purchasing, owning or disposing of the Shares could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring, holding or disposing of the Shares.
This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:
•	banks or financial institutions;

•	life insurance companies;
•	tax-exempt organizations;
•	dealers in securities or foreign currencies;
•	traders in securities that elect to apply a mark-to-market method of accounting;
•	shareholders that actually or constructively hold 10% or more of the total combined voting power of all of the classes of our stock entitled to vote;
•	persons holding Shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes;
•	persons subject to the alternative minimum tax provisions of the Code; and
•	persons that have a “functional currency” other than the U.S. dollar
This description generally applies to investors who purchase and hold the Shares as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.
Investors considering the purchase of Shares should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate and gift tax laws, foreign, state, and local laws, and tax treaties.
U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is:
•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.
If a partnership (including any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the Shares, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the Shares that is a partnership and partners in such partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, holding and disposing of the Shares.
If you are not a U.S. Holder, the following subsection does not apply to you and you should refer to “Non-U.S. Holders” below.
Taxation of Dividends and Other Distributions on Shares
Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the U.S. Holder’s Shares, other than certain pro rata distributions of our shares, will be includible in the U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the U.S. Holder’s Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.
If you are an individual U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2009 from a “qualified foreign corporation” will be taxable to you at a maximum tax rate of 15% provided that you meet certain holding period and other requirements. A non-United States corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on Shares which is readily tradable on an established securities market in the United States.
There is currently no such tax treaty in effect between the United States and Singapore. Investors are urged to consult their tax advisors.
Dividends paid with respect to our Shares could cease to be qualified dividend income if the Shares are de-listed from The Nasdaq National Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market or if we are treated as a passive foreign investment company. Dividends will constitute foreign source income for foreign tax credit limitation purposes.

The rules relating to the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine the foreign tax credit implications of owning the Shares.
Taxation of Disposition of Shares
Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of Shares equal to the difference between the amount realized (in U.S. dollars) for the Shares and the U.S. Holder’s tax basis (in U.S.dollars) in the Shares. The gain or loss recognized generally will be capital gain or loss. Capital gain of an individual U.S. Holder that is recognized before January 1, 2009 generally is taxed at a maximum tax rate of 15% if the property giving rise to the capital gain is held for more than one year. The deductibility of capital loss is subject to limitations.
Any gain or loss that a U.S. Holder recognizes will generally be treated as United States source income or loss for purposes of foreign tax credit limitations, unless it is attributable to an office or other fixed place of business outside the U.S. and certain other conditions are met.
Passive Foreign Investment Company
A company is considered a passive foreign investment company, or PFIC, for any taxable year if either:
•	at least 75% of its gross income is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
For the purpose of applying the income and asset tests described above, we will be treated as owning our proportionate share of the assets and earning its proportionate share of the income of any other corporation if it owns, directly or indirectly, 25% or more (by value) of the stock of such corporation.
We do not believe we should not be classified as a PFIC, for U.S. federal income tax purposes, for the current year and does not anticipate becoming classified as a PFIC in future years. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that it earns and the categories and valuation of its assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of the Shares.
If our total market value is less than anticipated or subsequently declines, we may be or become classified as a PFIC. We believe a valuation approach based on this trading should be reasonable. However, the IRS may challenge the valuation of its assets, including goodwill. In addition, the composition of our assets will be affected by it spends its existing cash. Thus, it is possible that we may be or become classified as a PFIC in the current and in any future taxable year.
If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the Shares and (ii) any “excess distribution” paid on Shares (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or becomes a PFIC. You are urged to consult your tax advisor regarding the potential tax consequences to you if we are or become a PFIC, as well as certain elections that may be available to you to mitigate such consequences.
Non-U.S. Holders
A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to the Shares unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In such cases, you generally will be taxed in the same manner as a U.S. Holder.
A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of the Shares unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist. In the first case, the Non-U.S. Holder will be taxed in the same manner as a U.S. Holder. In the second case, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such U.S.-source capital loss.
Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to dividends in respect of the Shares or the proceeds received on the sale, exchange or redemption of the Shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report interest and dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.
A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

Item 10F.	Dividends and Paying Agents
N.A.

Item 10G.	Statement By Experts
N.A.

Item 10H.	Documents on Display
Documents concerning the Company which are referred to or filed as exhibits in this document may be inspected and copied at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at the prescribed rates. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. In addition, materials filed by the Company with SEC can be inspected at the Company’s offices at 89 Science Park Drive, #01-07, The Rutherford, Singapore 118261.

Item 10I.	Subsidiary Information
N.A

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk
The Company obtains additional financing through short-term bank borrowings. Surplus funds are placed with reputable banks. The Company also has long-term loans receivable from related companies. As of December 31, 2005, our exposure to interest rate risk was relatively low in view of the low outstanding debt obligations the Group has. Further information relating to the Company’s interest rate exposure is also disclosed in “Item 18. Financial Statements”.
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
Certain of the Group’s international transmission capacity charges are denominated in U.S. dollars, and purchase orders for certain equipment may from time to time be denominated in U.S. dollars. Although from time to time the Group may evaluate the appropriateness and effectiveness of hedging such risks, the Group currently does not plan to enter into hedging transactions with respect to these foreign currency risks.
The Group realized a net exchange loss of approximately S$0.07 million (US$0.04 million) for the year ended December 31, 2005.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
N.A.
PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
N.A.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
N.A.

ITEM 15	CONTROLS AND PROCEDURES
As required by Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934, as amended, the Group’s management had carried out an evaluation, with the participation of its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), as of the end of the fiscal year ending December 31, 2005. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures are effective.
Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

ITEM 16.	[RESERVED]
N.A.

Item 16A.	Audit Committee Financial Expert
With the resignation of Mr David Wong as Director and Chairman of Audit Committee on September 9, 2005, none of the present audit committee members met the criteria of an “audit committee financial expert” as defined by the regulations of the United States Securities and Exchange Commission and therefore, as of May 15, 2006, there is no audit committee financial expert. The Company is actively working on identifying and appointing a qualified and capable new independent director who also meets the criteria of an “audit committee financial expert”.

ITEM 16B.	Code of Ethics
The Code of Ethics For Senior Executive and Financial Officers (“Code of Ethics”) adopted by the Board of Directors of the Company on July 31, 2003 was revised on February 13, 2006. The Code of Ethics was revised in order to add specific language which corresponds to the requirements of the Sarbanes Oxley Act of 2002. The Code of Ethics applies to the Company’s President and Chief Executive Officer, Chief Financial Officer, Managing Directors, Heads of Group Finance Functions and Finance Heads of each geographic region.
The text of the Code of Ethics is posted on our Internet website at:
http://media.corporate-ir.net/media_files/irol/11/117746/CCEx2006.pdf.
The Board of Directors of the Company had also on May 14, 2004 adopted a Code of Business Ethics and Conduct (“Code of Conduct”) which appliers to all employees of the Group. The test of the Code of Conduct is posted on our Internet website at
http://media.corporate-ir.net/media_files/irol/11/117746/corp_gov/conduct.pdf.

ITEM 16C.	Principal Accountant Fees And Services
The following table sets forth the aggregate fees for professional services and other services rendered to PacNet by PacNet’s independent principal accountants in the last two fiscal years:

In S$ in thousands
		Audit-Related
	Audit Fees(1)	Fees(2)	Tax Fees(3)	Others(4)	Total
Financial Year
2004	555	48	90	2	695
2005	664	16	70	22	772

(1)	Audit Fees
This category primarily consists of fees associated for the annual audit of the Company’s consolidated financial statements and the statutory financial statements of the Company’s subsidiaries. They also include fees for services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees
This category primarily consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of PacNet’s financial statements including accounting issues research and technical assistance.

(3)	Tax fees
This category primarily consists of fees billed primarily for routine corporate tax advisory services and compilation of corporate tax returns.

(4)	Others
This category primarily consists of fees for seminars and training on financial reporting requirement under International Financial Reporting Standards and U.S. Generally Accepted Accounting Principles.
The Audit Committee (“AC”) of the Company’s Board of Directors had on November 7, 2003 adopted a policy (“Pre-Approval Policy”) regarding pre-approval of audit and permissible non-audit services performed by the Company’s independent auditors.
Under the Pre-Approval Policy, proposed services may either be (i) pre-approved by the AC without consideration of specific case-by-case services (“general pre-approval”); or (ii) require the specific pre-approval of the AC (“specific pre-approval”). The appendices to the Pre-Approval Policy set out all the audit and permissible non-audit services under the four categories, namely, “audit”, “audit-related”, “tax” and “other services” which have received the general pre-approval of the AC. These pre-approved services will be reviewed annually by the AC.
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

ITEM 16D.	Exemptions from the listing standards for audit committees
N.A.

ITEM 16E.	Purchases of equity securities by the issuer and affiliated purchasers
N.A.
PART III

ITEM 17.	FINANCIAL STATEMENTS
The Group has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS
The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:
•	Report of Independent Auditors to the Board of Directors and Shareholders of Pacific Internet Limited

•	Consolidated Balance Sheets as at December 31, 2004 and 2005

•	Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2003, 2004 and 2005

•	Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005

•	Notes to Consolidated Financial Statements

ITEM 19.	EXHIBITS
The following exhibits are part of this Annual Report:

1.1	Memorandum and Articles of Association of Pacific Internet (1)

2.1	Specimen certificate representing Pacific Internet shares (4)

4.1	1998 Employees’ Share Option Plan (2)

4.2	Service to the Internet Information Exchange Centre contract no. 019 dated June 23, 1999 between World Net & Services Co., Ltd and The Communications Authority of Thailand (in Thai) (4)

4.3	Telstra Wholesale Form of Agreement dated June 28, 1999 between Pacific Internet (Australia) Pty Limited and Telstra Corporation Limited for the provision of Telecommunication services (4)

4.4	1999 Share Option Plan (3)

4.5	Internet Roaming Service Agreement dated March 24, 2000 between Pacific Internet and iPass, Inc (4)

4.6	Amendment no. 1 dated July 25, 2000 to the Internet Roaming Service Agreement dated March 24, 2000 between Pacific Internet and iPass, Inc (4)

4.7	Licence to Provide Facilities-Based Operations dated April 1, 2000 granted by the Infocommunications Development Authority of Singapore (4)

4.8	Passenger Sales Agency Agreement dated June 1, 2000 between Safe2Travel.com Pte Ltd and IATA (4)

4.9	Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc (4)

4.10	Addendum to Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc (4)

4.11	High Speed International Circuit Service Lease Contract dated September 7, 2000 between The Communications Authority of Thailand and World Net & Services Co., Ltd (in Thai) (4)

4.12	Broadband Access Service Agreement dated October 9, 2000 between Pacific Internet and Singapore Telecommunications Limited (4)

4.13	Republic Act No. 8992 entitled “An Act Granting the Primeworld Digital Systems, Inc. (now known as Pacific Internet Philippines, Inc.) a Franchise to Construct, Install, Establish, Operate and Maintain Telecommunications Systems Throughout The Philippines” approved by the President of the Philippines on January 5, 2001 (4)

4.14	Sale of Business Agreement dated January 18, 2001 between Safe2Travel.com Pte Ltd and Trident Travels Ltd and Neptune Travel Services Pte Ltd (4)

4.15	Joint Venture Agreement dated February 28, 2001 between Pacific Internet, Pacific Internet India Private Limited and Primeast Investments Ltd (5)

4.16	Supplementary Agreement dated February 28, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd (5)

4.17	Management and Technical Assistance Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the provision by Pacific Internet to Pacific Internet India Private Limited of management, supervisory and technical expertise (4)

4.18	Licence Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the licensing to Pacific Internet India Private Limited of the right to use certain intellectual property of Pacific Internet (4)

4.19	Shareholders Agreement dated March 16, 2001 between Pacific Internet, Primeworld Ventures, Inc. and Hyperlink Holdings, Inc for the purpose of re-organizing PW Holding Corporation (4)

4.20	Shareholders Agreement dated March 16, 2001 between Pacific Internet, PW Holding Corporation, Renato A. Yap and Julia Theresa S. Yap for the purpose of re-organizing Pacific Internet Philippines, Inc. (4)

4.21	Deed of Guarantee dated March 19, 2001 between Pacific Internet and Oversea-Chinese Banking Corporation Limited (“OCBC”) for credit and banking facilities granted to Safe2Travel.com Pte Ltd(5)

4.22	Payment Plan Agreement dated May 2001 between Pacific Internet and Oracle Corporation Pte Ltd(5)

4.23	Wholesale Master Service Agreement dated June 7, 2001 between Pacific Internet and Starhub Pte Ltd(5)

4.24	Loan Agreement dated September 13, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd, along with Guarantee by Gurmukh Singh Thakral of even date securing the loan(5)

4.25	Franchise Agreement dated February 7, 2002 between Pacific Internet (Thailand) Limited and Pacific Internet relating to the licensing to Pacific Internet (Thailand) Limited of the right to use certain intellectual property of Pacific Internet(6)

4.26	Banker’s Guarantee dated February 27, 2002 issued by United Overseas Bank Limited to Diners Club (Singapore) Pte Ltd for the benefit of Safe2Travel Pte Ltd(6)

4.27	Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet and Reach Internet Services Pte Ltd (“Reach-SG”) for the purchase of Reach-SG’s retail ISP business assets in Singapore(6)

4.28	Sale and Purchase of Business Agreement dated November 11, 2002 between World Net & Services Co., Ltd, Reach Communications Services (Thailand) Limited (“Reach-TH”) and Pacific Internet for the purchase by World Net & Services Co., Ltd of Reach-TH’s retail ISP business assets in Thailand(6)

4.29	Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd., Reach Internet Services (MSC) Sdn Bhd (“Reach-MY”) and Pacific Internet for the purchase by Pacific Internet (Malaysia) Sdn. Bhd of Reach-MY’s retail ISP business assets in Malaysia(6)

4.30	Master Services Agreement dated November 11, 2002 between Pacific Internet and Reach Global Services Limited for the purchase of bandwidth(6)

4.31	Master Deed of Assignment dated November 11, 2002 between Pacific Internet and Reach Internet Services Pte Ltd(6)

4.32	Master Deed of Assignment dated November 11, 2002 between World Net & Services Co., Ltd and Reach Communications Services (Thailand) Limited(6)

4.33	Master Deed of Assignment dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd. and Reach Internet Services (MSC) Sdn Bhd(6)

4.34	Deed of Ratification and Accession cum Amendment dated January 6, 2003 between Pacific Internet India Private Limited, Pacific Internet, Glade Trading Company Private Limited and Primeast Investments Ltd(6)

4.35	Supplementary Agreement dated January 6, 2003 between Pacific Internet and Thakral Brothers (Pte) Ltd(6)

4.36	Sale of Business Agreement dated September 15, 2003 between Pacific Internet (Australia) Pty Limited and Product Information Services Pty Ltd(7)

4.37	Agreement for Closure of Sale of Business dated November 14, 2003 between Safe2Travel Pte Ltd, Trident Travels Ltd and Neptune Travel Services (Pte) Ltd(7)

4.38	Asset Transfer Agreement dated December 22, 2003 between Pacific Internet and Pacific Internet Corporation Pte Ltd(7)

4.39	Share Transfer Agreement dated January 27, 2004 between Pacific Internet and Mitsubishi Corporation(7)

4.40	Share Transfer Agreement dated March 10, 2004 between Pacfusion Group Holdings Pte Ltd (now known as Pacific Internet Services Pte. Ltd.) and TravelFusion.com Limited(8)

4.41	Share Sale Agreement relating to T3 Communication Partners Pty Ltd dated October 31, 2005 between Pacific Internet (Australia) Pty Ltd (Purchaser) and Teide Pty Ltd, Cumberland Properties Pty Ltd, Evogue Pty Ltd and Jason Cynthia Pty Ltd (Vendors) and Carlos Miguel Perez Sotomayor and Claudio Tropea (Guarantors) and Frank Bradicich (Restrained Party)*

4.42	Cooperation Agreement relating to setup of an Equity Joint Venture and Business Transfer in China dated December 30, 2005 between Pacific Internet (Hong Kong) Limited and Shenzhen Ze Duan Venture Investment Management Limited Company and Shenzhen Zhong Ren New Telecommunication Science and Technology Company Limited and Lam Yat Ping Henry, Zhang Dong Bao and Yu Xiao Ying**

4.43	Agreement for Discharge of Equity Joint Venture Contract, amended Equity Joint Venture Contract and amended Articles of Association pertaining to Pacific Telecommunication (China) Company Limited, all dated January 1, 2006 between Pacific Internet (Hong Kong) Limited and Shenzhen Zhong Ren New Telecommunication Science and Technology Company Limited**

6.1	Computation of earnings per share@

8.1	List of Subsidiaries*

12.1	Certification by the Chief Executive Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Chief Financial Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Chief Executive Officer and Chief Financial Officer of Pacific Internet, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Audit Committee Charter of Pacific Internet(5)

15.2	1st Revised Audit Committee Charter of Pacific Internet adopted on November 7, 2003(7)

15.3	2nd Revised Audit Committee Charter of Pacific Internet adopted on November 7, 2004(8)

15.4	Consent by Ernst & Young*

15.5	3rd Revised Audit Committee Charter of Pacific Internet adopted on August 4, 2005*

15.6	1st Revised Compensation & Administrative Committee Charter of Pacific Internet adopted on July 25, 2005*

15.7	1st Revised Nominating Committee Charter of Pacific Internet adopted on July 25, 2005*

15.8	2nd Revised Guidelines For The Selection Of Directors of Pacific Internet adopted on July 25, 2005*

15.9	2nd Revised Nominating/Corporate Governance Committee Charter of Pacific Internet adopted April 20, 2006*

15.10	2nd Revised Compensation & Administrative Committee Charter of Pacific Internet adopted on April 20, 2006*

(1)	Incorporated by reference to the exhibits of the registrant’s registration statement on Form F-1, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-9654).

(2)	Incorporated by reference to the exhibits of the registrant’s registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-10242).

(3)	Incorporated by reference to the exhibits of the registrant’s registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission on November 12, 1999 (Commission File No. 333-11122).

(4)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2001 (Commission File No. 000-29938).

(5)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2002 (Commission File No. 000-29938).

(6)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2003 (Commission File No. 000-29938).

(7)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 18, 2004 (Commission File No. 000-29938).

(8)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 27, 2005 (Commission File No. 000-29938).

*	To be filed herewith

@	See “Item 18. Financial Statements — Consolidated Statements of Operations and Comprehensive Income for years ended December 31, 2003, 2004 and 2005”

**	To be filed by amendment.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
PACIFIC INTERNET LIMITED

By:	/s/ Phey Teck Moh

Name:	Phey Teck Moh

Title:	President and Chief Executive Officer

Date:	June 30, 2006

ANNEX A
GLOSSARY OF INTERNET TERMS & SERVICES PROVIDED BY THE GROUP

ADSL (Asymmetric Digital Subscriber Line)	A technology that lets you transmit data over telephone lines faster — as much as 7 million bps — in one direction than in the other.

ATM (Asynchronous Transfer Mode)	An information transfer standard that is one of a general class of packet technologies that relay traffic by way of an address contained with the first five bytes of a standard fifty-three-byte-long packet or cell. The ATM format can be used by many different information systems, including local area networks, to deliver traffic at varying rates, permitting a mix of voice, data and video (multimedia).

Backbone	A high-speed communications link that connects smaller, independent networks.

Bandwidth	The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

bps (bits per second)	A measure of how fast data is transmitted. Often used to describe modem speed.

Broadband	A general term for different types of high-speed, high-bandwidth connections to the Internet, including xDSL and cable.

Cache	A special high-speed storage mechanism or a reserved section of main memory.

Carrier	A provider of communications transmission services by fiber, wire or radio.

Dialup	Refers to connecting a device to a network via a modem and a public telephone network. Normally, the maximum data rate with dial-up access was 56 Kbps.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DNS	Domain Name System (or Service or Server), an Internet service that translates domain names into IP addresses.

DSL	Refers collectively to all types of Digital Subscriber Lines, which use sophisticated modulation schemes to pack data onto copper wires.

Domain	Part of the official name of a computer on the Internet — for example.

E1	Also known as CEPT1, the 2.048 Mbps rate used by a European CEPT carrier to transmit 30 64 kbps digital channels for voice or data calls, plus a 64 kbps signaling channel and a 64 kbps channel for framing and maintenance.

Electronic mail or e-mail	An application that allows a user to send or receive messages to or from any other user with an Internet address, commonly termed an e-mail address.

EmailSMS	Enables a subscriber to receive short e-mail text messages of up to 158 characters on a cellular or mobile telephone.

Ethernet	A frame-based computer networking technology usually used for local area networks.

Firewall	A computer system that connects a local network to the Internet and, for security reasons, lets only certain kinds of messages in and out.

Gateway	A computer that connects one network with another, where the two networks uses different Protocols.

Global Roaming	Allows a subscriber to access their Internet accounts while on the road without incurring expensive long distance access charges. Subscribers have remote access to their Internet accounts from more than 2,700 locations in over 150 countries, with access charges limited to the cost of a local call

Host	A computer on the Internet.

Hub	A location within a network where there is an agglomeration of links and equipment through which traffic is routed to other points in the Internet.

IDC	Internet Data Center, is a centralized storage facility used by an Internet Service Provider to host servers and systems containing information belonging to enterprises or customers.

Internet	An open global network of interconnected commercial, educational and governmental computer networks that utilize a common communications protocol, TCP/IP

Internet telephony, IP telephony or VOIP (Voice-over Internet Protocol)	A technology which uses the Internet for the delivery of services normally associated with the telephone network, including long-distance or international real-time voice calls.

IP (Internet Protocol)	Originally developed by the U.S. Department of Defense to support inter-working of dissimilar computers across a network. This Protocol works in conjunction with TCP and its usually identified as TCP/IP.

IPLC	An IPLC (International Private Leased Circuit) is a point-to-point private line used by an organization to communicate between offices that are geographically dispersed throughout the world.

ISDN (Integrated Services Digital Network)	A digital network that combines voice and digital network services through a single medium, making it possible to offer subscribers digital data services as well as voice connections.

ISP (Internet Service Provider)	A company that provides businesses and individuals with access to the Internet.

Interconnect	Connection of a telecommunications device or service to the PSTN.

Intranet	A private version of the Internet that lets people within an organization exchange data by using popular Internet tools, such as browsers.

IPsec	Stands for IP Security, is a security protocol which uses encryption technology to provide data confidentiality, integrity, and authenticity between participating peers over unprotected networks such as the internet.

Kbps	Kilobits per second, which is a measurement of speed for digital transmission expressed in thousands of bits per second.

kilo-	Prefix meaning one thousand (1,000) or often, with computers, 1,024.

LAN (Local Area Network)	A network designed to move data between stations within a relatively small geographic area.

Leased Line	Telecommunications line dedicated to a particular customer along a predetermined route.

Mbps	Megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.

Mega-	Prefix meaning one million (1,000,000).

MegaPOP	A central, large-scale point of presence which hosts all of the major network infrastructure.

Modem	A piece of equipment that connects a computer to a data transmission line (typically a telephone line).

MPLS	A short fixed-length label is generated that acts as a shorthand representation of an IP packet’s header. Subsequent routing decisions are made based on the MPLS label and not the original IP address. This new technology allows core network routers to operate at higher speeds without needing to examine each packet in detail, and allows more complex services to be developed, allowing discrimination on a QoS basis.

Multiplexing	An electronic or optical process that combines a large number of lower speed transmission lines into one high-speed line by splitting the total available bandwidth into narrower bands (frequency division), or by allotting a common channel to several different transmitting devices, one at a time in sequence (time division).

On-line services	Commercial information services that offer a computer user access through a modem to specific menus of information, entertainment and communications data. These services are generally closed systems and many offer limited, if any, Internet access.

Optical fibre	A technology that uses glass (or plastic) threads (fibers) to transmit data. A fiber optic cable consists of a bundle of glass threads, each of which is capable of transmitting messages modulated onto light waves.

PABX	Stands for Private Automated Branch Exchange. This telephone network, which is commonly used by call centers and other organizations, allows a single access number to offer multiple lines to outside callers while providing a range of external lines to internal callers or staff.

Peering	The commercial practice under which nationwide ISPs exchange each other’s traffic without the payment of settlement charges.

POPs	Points of Presence.

Protocol	A formal description of message formats and the rules two or more machines must follow in order to exchange such messages.

RADIUS	Stands for Remote Authentication Dial-In User Service, which is a security service for authenticating and authorizing access users.

Roaming	Roaming service is the ability to get access to the Internet when away from home at the price of a local call or at a charge considerably less than the regular long-distance charges.

Router	A device that receives and transmits data packets between segments in a network or different networks.

SAN	Storage Area Network (SAN) is a high-speed subnetwork of shared storage devices. It works in a way that makes all storage devices available to all servers on a LAN or WAN. Because stored data does not reside directly on any of a network’s servers, server power is utilized for business applications, and network capacity is released to the end user.

Server	Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. In addition, such term means the computer on which server software runs.

SONET	Stands for Synchronous Optical Network, a standard for connecting fiber-optic transmission systems.

Switch	A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.

T0, T1, T3	Standard telecommunications industry digital signal formats, which distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). T0 service has a bit rate of 64 kilobits per second and typically transmits only one voice conversation at a time. T1 service has a bit rate of 1.544 megabits per second and typically transmits 24 simultaneous voice conversations. T3 service has a bit rate of 45 megabits per second and typically transmits 672 simultaneous voice conversations.

TCP/IP (Transmission Control Protocol/Internet Protocol)	A compilation of network-level and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

VOIP	A technology for transmitting ordinary voice calls over the internet using packet-linked routes.

VPN	A security technology used to transit a corporate’s private network traffic over the public internet.

WAN (Wide Area Network)	This is a network which spans a large geographic area relative to office and campus environment of LAN. WAN is characterized by having much greater transfer delays due to laws of physics.

Web caching	High-speed storage mechanism for web content.

WiMax	WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a wireless industry standard and has a coalition whose members organized to advance IEEE 802.16 standards for broadband wireless access (BWA) networks.

World Wide Web or web	A network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound.

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Pacific Internet Limited

We have audited the accompanying consolidated balance sheets of Pacific Internet Limited (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Internet Limited at December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
As discussed in Note 3 and Note 24 of the consolidated financial statements, in 2003, the Company changed its method of accounting for asset retirement obligations.
ERNST & YOUNG

Singapore
February 15, 2006

Consolidated Balance Sheets
 (Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

ASSETS

		December 31,
		2004	2005	2005
	Note	S$	S$	US$

Current assets:

Cash and cash equivalents		$57,964	$58,421	$35,134

Fixed deposits with financial institutions	20	—	1,151	692

Accounts receivable, net of allowance for doubtful accounts of S$3,143 and S$3,556 (US$2,139) at December 31, 2004 and 2005, respectively		25,174	28,119	16,911

Receivables from related parties	6	4,413	498	299

Inventories		341	377	227

Prepaid expenses and other current assets	7	2,651	6,741	4,054

Deferred income taxes	19	1,468	1,828	1,099

Total current assets		92,011	97,135	58,416

Non-current assets:

Investments in unconsolidated subsidiary and affiliates	8	2	346	208

Long term investments	9	32	46	28

Fixed assets — net	10	17,860	18,040	10,849

Intangible assets	11	561	4,390	2,640

Goodwill	12	28,206	32,012	19,252

Long term receivables and loan receivable from unconsolidated affiliates	13	4,957	8,802	5,293

Deposits and other assets		262	294	177

Deferred income taxes	19	533	676	407

Total non-current assets		52,413	64,606	38,854

Total assets		$144,424	$161,741	$97,270

See accompanying notes

Consolidated Balance Sheets (continued)
(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

LIABILITIES AND SHAREHOLDERS’ EQUITY

		December 31,
		2004	2005	2005
	Note	S$	S$	US$

Current liabilities:

Bank borrowings	14,15	$2,526	$2,460	$1,479

Accounts payable		9,858	11,226	6,751

Payables to related parties	16	951	910	547

Accrued expenses and other liabilities	17	26,553	29,998	18,041

Deferred income	18	5,594	7,384	4,441

Current portion of capital lease obligations	22	470	317	191

Income tax payable		4,295	3,892	2,340

Total current liabilities		50,247	56,187	33,790

Non-current liabilities:
Capital lease obligations, less current portion	22	524	297	179

Deferred income taxes	19	1,554	1,765	1,061

Total non-current liabilities		2,078	2,062	1,240

Minority interest		1,480	1,820	1,095

Shareholders’ equity

Ordinary shares, S$2 par value; authorized 25,000,000 shares, issued and outstanding 13,294,178 and 13,412,247 shares at December 31, 2004 and 2005, respectively		26,588	26,824	16,132

Additional paid-in capital		97,636	97,939	58,900

Accumulated other comprehensive income		1,366	990	596

Accumulated deficit		(34,901)	(24,081)	(14,483)

Deferred compensation		(70)	—	—

Total shareholders’ equity		90,619	101,672	61,145

Total liabilities and shareholders’ equity		$144,424	$161,741	$97,270

See accompanying notes

Consolidated Statements of Operations and Comprehensive Income
(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

		Year Ended December 31,
		2003	2004	2005	2005
	Note	S$	S$	S$	US$
Revenues
Dial-up access		$47,792	$38,708	$29,247	$17,589
Broadband access		66,918	80,104	84,646	50,906
Leased line access		22,934	21,038	21,978	13,217
Value-added services		16,044	18,364	25,361	15,252
Commission revenue		6,808	6,537	6,122	3,682
Other (1)		6,997	5,008	3,063	1,842

		167,493	169,759	170,417	102,488

Operating costs and expenses
Cost of sales		73,866	76,243	80,263	48,270
Selling, general and administrative expenses	4	72,702	70,998	70,336	42,300
Depreciation		9,612	8,519	7,675	4,616
Amortization of intangible assets		1,021	380	425	255
Allowance for doubtful accounts receivable	23	2,079	1,506	1,488	895

Total operating expenses		159,280	157,646	160,187	96,336

Operating income		8,213	12,113	10,230	6,152

Other income (expense)
Interest income (2)		367	427	1,159	697
Interest expense (2)		(251)	(141)	(147)	(88)
Gain on disposal of quoted investment		69	—	—	—
Equity in (loss) gain of unconsolidated affiliates		(244)	306	669	402
Foreign exchange gain (loss)		549	(425)	(66)	(40)
Others	5	317	347	1,404	844

Total other income		807	514	3,019	1,815

Income before income taxes and minority interest		9,020	12,627	13,249	7,967
Provision for income taxes	19	(3,650)	(3,143)	(2,083)	(1,253)

		5,370	9,484	11,166	6,714

Minority interest		(325)	(97)	(342)	(206)
Cumulative effect adjustment — net of tax	21	(220)	—	(4)	(2)

Net income before extraordinary item		4,825	9,387	10,820	6,506
Extraordinary item — net of tax of S$nil	33	—	743	—	—

		4,825	10,130	10,820	6,506

Other comprehensive income
Foreign currency translation		3,516	77	(350)	(210)

Unrealized gain (loss) (net of income tax of S$7, S$nil and S$nil in 2003, 2004 and 2005 respectively) in available-for-sale securities		22	(23)	(26)	(16)

Comprehensive income		$8,363	$10,184	$10,444	$6,280

See accompanying notes

Consolidated Statements of Operations and Comprehensive Income (continued)
(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

		Year Ended December 31,
		2003	2004	2005	2005
	Note	S$	S$	S$	US$

Net income per share:
Basic — before extraordinary item and accounting change		$0.39	$0.71	$0.81	$0.49
Cumulative effect adjustment		(0.02)	—	—	—
Extraordinary item		—	0.06	—	—

Basic — after extraordinary item and accounting change		$0.37	$0.77	$0.81	$0.49

Diluted — before extraordinary item and accounting change		$0.38	$0.69	$0.81	$0.49
Cumulative effect adjustment		(0.02)	—	—	—
Extraordinary item		—	0.06	—	—

Diluted — after extraordinary item and accounting change		$0.36	$0.75	$0.81	$0.49

Weighted average number of ordinary shares outstanding:
Basic		12,985,036	13,238,793	13,339,896	13,339,896

Diluted		13,249,096	13,429,615	13,384,706	13,384,706

(1) Includes sales to:
former intermediate parent company		172	45	—	—
affiliated companies		590	626	228	137

(2) Includes interest paid to (received from) affiliated company		27	—	(43)	(26)
See accompanying notes

Consolidated Statements of Cash Flows
(Singapore and U.S. Dollar Amounts in Thousands)

		Year Ended December 31,
		2003	2004	2005	2005

	Note	S$	S$	S$	US$

Cash flows from operating activities:
Net income		$4,825	$10,130	$10,820	$6,506
Adjustment to reconcile net cash provided by (used in) operating activities Equity in loss (gain) of unconsolidated subsidiaries and affiliates		244	(306)	(669)	(402)
Allowance for doubtful accounts receivable		2,079	1,506	1,488	895
Depreciation		9,612	8,519	7,675	4,616
Amortization of intangible assets		1,021	380	425	255
Minority interest		325	97	342	206
(Credit) provision for deferred income taxes		(860)	(123)	15	9
Realized gain on disposal of quoted investment		(69)	—	—	—
Loss on disposal of fixed assets		53	26	53	32
Write-off of fixed assets		26	21	4	2
Amortization (write back) of deferred compensation		2,375	842	(46)	(28)
Cumulative effect adjustment — net of tax		220	—	—	—
Extraordinary item		—	(743)	—	—
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net		111	189	(2,523)	(1,517)
Balances with related parties		(5,706)	(111)	354	213
Inventories, net		142	(1)	80	48
Prepaid expenses and other assets		87	820	(3,282)	(1,973)
Accounts payable		770	(3,642)	(506)	(304)
Other payables		552	2,350	(1,392)	(837)
Deferred income		16	3,315	1,790	1,077
Income tax payable		968	141	(753)	(453)

Net cash provided by operating activities		16,791	23,410	13,875	8,345

Cash flows from investing activities:
Acquisition of fixed assets		(5,735)	(8,031)	(7,640)	(4,595)
Acquisition of a subsidiary, net of cash received		(429)	—	(2,124)	(1,277)
Acquisition of minority interest		—	(300)	—	—
Fixed deposit with maturity more than 90 days		—	—	(1,151)	(692)
Proceeds from disposal of fixed assets		153	282	12	7
Proceeds from disposal of short term investment		250	—	—	—
Purchase of quoted equity investment		(63)	—	—	—
Proceeds from disposal of quoted equity investment		299	—	—	—
Purchase of intangible assets		(570)	(156)	(2,607)	(1,568)
Loan to affiliates		(94)	—	—	—

Net cash used in investing activities		(6,189)	(8,205)	(13,510)	(8,125)

See accompanying notes

Consolidated Statements of Cash Flows (continued)
(Singapore and U.S. Dollar Amounts in Thousands)

		Year Ended December 31,
		2003	2004	2005	2005

	Note	S$	S$	S$	US$

Cash flows from financing activities:
Proceeds from bank borrowings		—	14	5	3
Repayment of bank borrowings		(605)	(132)	(71)	(43)
Repayment of capital lease obligations		(840)	(465)	(502)	(302)
Repayment of loan from affiliates		(4,250)	—	—	—
Proceeds from issuance of ordinary shares		1,329	1,618	656	395

Net cash (used in) provided by financing activities		(4,366)	1,035	88	53

Net increase in cash and cash equivalents		6,236	16,240	453	273

Cash and cash equivalents at beginning of year		35,179	41,905	57,964	34,859

Effect of exchange rate changes on cash and cash equivalents		490	(181)	4	2

Cash and cash equivalents at end of year		$41,905	$57,964	$58,421	$35,134

Supplemental disclosure of cash flow information:

Cash paid during the year for interest		$242	$134	$136	$82

Cash paid for income taxes		3,012	3,261	2,755	1,657
See accompanying notes

Consolidated Statements of Changes in Shareholders’ Equity
(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

					Accumulated
			Additional		other		Total
	Ordinary		paid-in	Accumulated	comprehensive	Deferred	shareholders’
	shares	Amount	capital	deficit	(loss) income	compensation	equity
		<-----------------------------------------------------Singapore $----------------------------------------------------->

Balance at January 1, 2003	12,815,066	25,631	92,741	(49,856)	(2,226)	(382)	65,908

Net income	—	—	—	4,825	—	—	4,825
Issue of shares through the exercise of share options	219,625	438	891	—	—	—	1,329
Deferred compensation relating to options	—	—	2,101	—	—	(2,101)	—
Amortization of deferred compensation	—	—	—	—	—	2,375	2,375
Net unrealized gain (net of income tax of S$7) in available-for-sale securities	—	—	—	—	22	—	22
Foreign currency translation	—	—	—	—	3,516	—	3,516

Balance at December 31, 2003	13,034,691	26,069	95,733	(45,031)	1,312	(108)	77,975

Net income	—	—	—	10,130	—	—	10,130
Issue of shares through the exercise of share options	259,487	519	1,099	—	—	—	1,618
Deferred compensation relating to options	—	—	804	—	—	(804)	—
Amortization of deferred compensation	—	—	—	—	—	842	842
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	—	(23)	—	(23)
Foreign currency translation	—	—	—	—	77	—	77

Balance at December 31, 2004	13,294,178	$26,588	$97,636	$(34,901)	$1,366	$(70)	$90,619

Net income	—	—	—	10,820	—	—	10,820
Issue of shares through the exercise of share options	118,069	236	419	—	—	—	655
Deferred compensation relating to options			(116)	—	—	116	—
Amortization (write back) of deferred compensation	—	—	—	—	—	(46)	(46)
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	—	(26)	—	(26)
Foreign currency translation	—	—	—	—	(350)	—	(350)

Balance at December 31, 2005	13,412,247	$26,824	$97,939	$(24,081)	$990	—	$101,672

See accompanying notes

Consolidated Statements of Changes in Shareholders’ Equity (continued)

				Accumulated
		Additional		other		Total
		paid-in	Accumulated	comprehensive	Deferred	shareholders’
	Amount	capital	deficit	income	compensation	equity
	<-------------------------------------------------------US $------------------------------------------------------->

Balance at December 31, 2004	15,990	58,718	(20,989)	822	(42)	54,499

Net income	—	—	6,506	—	—	6,506
Issue of shares through the exercise of share options	142	252	—	—	—	394
Deferred compensation relating to options	—	(70)	—	—	70	—
Amortization (write back) of deferred compensation	—	—	—	—	(28)	(28)
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	(16)	—	(16)
Foreign currency translation	—	—	—	(210)	—	(210)

Balance at December 31, 2005	$16,132	$58,900	$(14,483)	$596	$—	$61,145

Notes to Consolidated Financial Statements
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

1.	Organization

Pacific Internet Limited (“Pacific Internet” or the “Company”), together with its subsidiaries and associated companies, is an Internet communications service provider in the Asia Pacific region. Incorporated in the Republic of Singapore on March 28, 1995 as Sembawang Media Pte Ltd, it changed its name to Pacific Internet Pte Ltd on March 17, 1998. On November 23, 1998, it was converted to a public company and was listed on NASDAQ on February 5, 1999.

Pacific Internet and its consolidated subsidiaries are hereinafter collectively referred to as the “Group”.

2.	Business acquisitions

Singapore

On June 9, 2000, Pacfusion.com Limited (subsequently known as Pacfusion Limited) was incorporated in Bermuda (“Pacfusion”). Pacfusion had an authorized share capital of 262,000,000 shares at par value of US$0.001 each and an issued and paid-up capital of US$64,406.78 divided into 64,406,780 shares of US$0.001 each. In January 2004, the Company acquired 5,084,746 ordinary shares of US$0.001 each, representing a 7.89% equity interest in Pacfusion, from the minority shareholder for S$300 (US$184), in an effort of making Pacfusion a wholly-owned subsidiary. As a result, the Company increased its equity interest in Pacfusion from 92.11% to 100%. On April 12, 2000, Pacfusion.com (Singapore) Pte Ltd was incorporated in Singapore and subsequently changed its name to Pacfusion.com Group Holdings Pte Ltd and then to Pacfusion Group Holdings Pte Ltd and then to Pacific Internet Services Pte Ltd (“PI Services”). PI Services’ principal activities are those of investment holding and electronic commerce and portal business. During 2000, Pacfusion.com (Malaysia) Sdn. Bhd. (subsequently known as Pacfusion (Malaysia) Sdn. Bhd.) (“PF Malaysia”), Pacfusion.com (Australia) Pty Limited (“PF Australia”) and TravelFusion.com Limited (“Travelfusion”) were also incorporated in Malaysia, Australia and Bermuda on April 19, 2000, May 8, 2000 and April 27, 2000, respectively. On March 14, 2000, Pacfusion.com (Thailand) Limited (“PF Thailand”) was incorporated with PI Services holding 49.0% of its issued share capital. The Group also acquired a shell company and renamed it Pacfusion.com (Hong Kong) Limited (“PF Hong Kong”) on March 8, 2000 for a nominal sum.

Safe2Travel.com Pte Ltd (subsequently known as Safe2Travel Pte Ltd) (“Safe2Travel”) was incorporated on April 8, 2000 to acquire the travel and travel related businesses from Safe & Mansfield Travel Group Pte Ltd (“SMTG”) for a purchase consideration of S$10,000. SMTG is an established International Air Transport Association (IATA) accredited travel agency in Singapore with a focus on the corporate travel market since its formation in 1918. In December 2000, an intercompany loan of S$9,962 granted to Safe2Travel by Travelfusion was converted into equity. As a result, Travelfusion increased its interest in Safe2Travel from 85.0% to 92.5%. In September 2004, PI Services acquired 18,462,000 ordinary shares of S$1 each, representing 92.5% equity interest in Safe2Travel, from Travelfusion for S$18,462. As a result, PI Services became the immediate holding company of Safe2Travel.

During 2002, the Group conducted a restructuring exercise on its dormant subsidiaries. PF Hong Kong was deregistered with effect from December 13, 2002.

In December 2003, PF Thailand commenced liquidation.

In February 2004, PF Australia was deregistered. In March 2004, PF Malaysia was officially dissolved under Members’ Voluntary Liquidation.

In December 2004, the Company acquired 2 ordinary shares of $1 each, representing 100% equity interest in PI Services, from Pacfusion for a nominal sum.

On October 14, 2005, TravelFusion.com Limited was officially dissolved under Members’ Voluntary Liquidation.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

2.	Business acquisitions (continued)

Australia

On January 19, 2000, Pacific Internet (Australia) Pty Limited (“PIAU”) acquired the business of Kralizec Pty Ltd (“Zeta Internet”) for approximately S$1,396. Zeta Internet is an Internet Service Provider founded in 1985 in Sydney and was one of the first Internet service providers (“ISPs”) to operate in the metropolitan area with the commercialization of the Australian Internet industry in 1994.

On February 1, 2000, PIAU acquired the business of Hub Communications Pty Ltd (“Hub Communications”) for S$536. Hub Communications is an Internet Service Provider established in Brisbane, Australia in 1995 and operated a chain of Internet cafes in Brisbane’s Central Business District.

On April 5, 2000, PIAU acquired Hunterlink Pty Limited (“Hunterlink”) for S$5,915. Hunterlink is an Internet Service Provider based in Newcastle. Hunterlink was acquired for its reliability, customer service and customer base.

On September 15, 2003, PIAU acquired the customer lists of Product Information Services Pty Ltd (“Talent Internet”) for S$315.

On October 31, 2005, PIAU entered into an agreement to acquire the entire equity interest in T3 Communications Partners Pty Ltd (“T3”) and its three subsidiaries, T3 Communications Pty Ltd, T3 Technology Solutions Pty Ltd and T3 Rewards Pty Ltd, for an initial cash payment of S$4,064 and a contingent consideration of up to a maximum of S$2,454 to be made, based on the achievement by T3 of earnings before interest and tax of A$1,000 in the first 12 months subsequent to acquisition. The contingent consideration was included in the initial costs of acquisition based on the guidance of EITF 95-8 Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Acquisition costs capitalized in connection with the acquisition, amounted to S$300. T3 is a specialist voice reseller to the SMB sector and was acquired as its capability in voice allowed PIAU to establish more substantial voice and data bundles and position it as a total communications service provider. These factors contributed to a purchase price in excess of the fair market value of the net tangible and intangible assets acquired, and as a result the Company recorded goodwill in connection with this transaction.

The acquisition of T3 was accounted for using the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of the acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. The results of operations of T3 were consolidated for the 3 months ending 31 December 2005. A summary of the purchase price allocation as of the acquisition date is as follows:

	S$	US$
Tangible assets
Fixed Assets	342	206
Other current assets	4,807	2,890

Total tangible assets	5,149	3,096

Intangible assets
Customer base	1,633	982
Goodwill	4,063	2,443

Total intangible assets	5,696	3,425

Liabilities assumed
Current liabilities	(3,977)	(2,392)
Non-Current liabilities	(350)	(210)

Total liabilities assumed	(4,327)	(2,602)

Net assets acquired	822	494

The pattern of economic benefits to be derived from intangible assets is estimated to be 4 years.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

2.	Business acquisitions (continued)

Australia (continued)

The following presents the condensed unaudited pro-forma results of operation of the Group as though the consolidation of T3 had occurred as of the beginning of the period :

	2004	2005	2005
	S$	S$	US$
Revenue	182,910	183,408	110,301
Net income before extraordinary item	9,962	11,322	6,809
Net income after extraordinary item	10,705	11,322	6,809
Net income per share:
Basic — before extraordinary item	0.75	0.85	0.51
Basic — after extraordinary item	0.81	0.85	0.51
Diluted — before extraordinary item	0.74	0.85	0.51
Diluted — after extraordinary item	0.80	0.85	0.51
Hong Kong

The Company first entered the Hong Kong market in June 1996 through the acquisition of a 50.1% interest in Sembawang PacMann Pte Ltd, the holding company of Pacific Supernet Limited (“PSN”). In June 1999, the Company acquired the remaining 49.9% interest in PSN from its minority shareholder, Pacific Media PLC for a consideration of $16,840 and operated in Hong Kong under the name of PSN. On January 3, 2005, PSN formally changed its name to Pacific Internet (Hong Kong) Limited (“PIHK”).

On December 30 2005, PIHK entered into a Cooperation Agreement with a China-based Internet services provider, Zhong Ren Telecom for the formation of an equity joint venture (“EJV”) to market integrated IP communication applications in Southern China. Under the Agreement, PIHK and Zhong Ren Telecom will each hold 50.0% of the equity interest of EJV and each party will make a capital contribution in the amount of RMB 5 million for their respective equity interest. As of 31 December 2005, no capital contribution had been made.

Thailand

On January 5, 2000, Pacific Digiway Limited (“Digiway”), an investment holding company, was incorporated in Thailand. The Company subscribed to 4,900 ordinary shares of Baht 10 each, representing a 49.0% equity interest in Digiway. Digiway in turn held a 26.0% direct equity interest in I.T. Star Company Limited. Digiway also owned 51.0% equity interest in PF Thailand.

In March 2000, the Company completed the acquisition of a 49.0% direct equity interest in I.T. Star Company Limited, which was the holding company of World Net & Services Co., Ltd. (“WNS”), an ISP based in Thailand for S$2,040. Headquartered in Bangkok, WNS had points of presence in Ayuthaya, Chon Buri and Songkha. Subsequently, I.T. Star Company Limited changed its name to Pacific Internet (Thailand) Limited (“PITH”).

On December 19, 2001, Digiway increased its equity interest in PITH from 26.0% to 41.0%. As a result, the Company’s effective interest in PITH was increased from 61.7% to 69.1%.

In July 2003, Digiway purchased 188,176 shares of Baht 100 each, representing a 10.0% equity interest in PITH, from the minority shareholder. As a result, Digiway increased its equity interest in PITH from 41.0% to 51.0%, and the Company’s effective interest in PITH was increased from 69.1% to 74.0%.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

2.	Business acquisitions (continued)

Philippines

On March 18, 1998, the Company acquired a 40.0% stake in Primeworld Digital Systems, Inc. (subsequently known as Pacific Internet Philippines, Inc.) (“PIPH”), a Philippines corporation that provides Internet access in the Philippines. On July 31, 1999, the Company acquired 40.0% in PW Holding Corporation (“PWC”), a Philippines corporation, which in turn held 56.7% of PIPH. PIPH formally changed its name back to Primeworld Digital Systems, Inc. (“PDSI”) on 17 March 2005.

On March 16, 2001, the Company disposed 8.9% of its equity interest in PDSI for S$201 to an unrelated party, reducing its direct interest in PDSI from 40.0% to 31.1%. With this disposal, the Company owns direct and indirect interests of 31.1% and 22.7% respectively in PDSI. As a consequence of the above changes, the Group ceased equity accounting for its investment in PDSI and consolidated PDSI from that date, as it has met the criteria set out in Note 3, Principles of Consolidation.

India

On October 9, 1998 the Company entered into a non-binding Memorandum of Understanding (“MOU”) with Thakral Brothers (Pte) Ltd (“Thakral Brothers”) to enter into a strategic joint venture for the operation of an Internet-related and ISP business in India (the “India Joint Venture”). On February 5, 1999, Pacific Internet India Private Limited (“PII’) was incorporated in India. On September 30, 1999, the Company acquired a 49.0% equity interest in PII. PII has obtained a nationwide license that allows it to provide public Internet access in any city in India. On February 28, 2001, the Company formally signed a joint venture agreement with an affiliate of Thakral Brothers, Glade Trading Private Limited, which holds the remaining 51.0% equity interest in PII.

On October 5, 2005, the Government of India through the Ministry of Finance (Foreign Investment Promotion Board Unit), granted its approval to the Company to increase its equity interest in PII from 49% to 55% through a further issue of shares. As of December 31, 2005, the Company’s equity interest in PII remains at 49.0% as the increase in equity interest from 49% — 55% had not been effected.

Malaysia

Pacific Internet (Malaysia) Sdn. Bhd. (“PIMY”) was incorporated on March 2, 1999 and commenced operations in the second quarter of 2002. Its principal activity is the provision of Internet access service to corporate customers.

Pursuant to an agreement dated May 26, 2005, the Company disposed of 39% of its equity interest in PIMY to a Malaysian investor. No minority interest has been accounted for by the Group.

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

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all intercompany balances and transactions. Investments in 20.0% to 50.0% owned affiliates with no controlling interest are accounted for by the equity method.

Where the Company has an indirect ownership of more than 50.0% in its subsidiaries, it will continue to account for these investments using the equity method until it has met the criteria set out by Statement of Financial Accounting Standards (“SFAS”) No. 94 — Consolidation of All Majority-Owned Subsidiaries and Emerging Issues Task Force (“EITF”) 96-16 — Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003) (“FIN 46R”) — Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46R provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements and provides guidance related to a company’s initial and subsequent measurement of newly consolidated VIEs. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either has: an insufficient amount of equity to carry out is principal activities without additional subordinated financial support; a group of equity owners that are unable to make significant decisions about its activities; or, a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns, or both. FIN 46R must be applied to all entities subject to this Interpretation as of March 31, 2004. There was no financial statement impact from the application of this Interpretation.

Accounting records

The Company maintains its records and prepares its statutory financial statements in accordance with the provisions of the Singapore Companies Act and the Singapore Financial Reporting Standards (“FRS”). In previous years up till the financial year ended December 31, 2002, the statutory financial statements of the Company were prepared in accordance with Singapore Statements of Accounting Standard (“SAS”). The transition from SAS to FRS in the financial year ended December 31, 2003 did not result in any significant change in accounting policies. The accounting policies have been consistently applied by the Company and are consistent with those used in the previous years. The Company has obtained waivers from Chief Executive, Accounting & Corporate Regulatory Authority in Singapore from preparing, amongst others, consolidated financial statements prepared in accordance with the FRS.

The accompanying consolidated financial statements differ from the consolidated financial statements that would have been issued for statutory purposes in Singapore if the exemption was not obtained, in that they reflect certain adjustments, not recorded in the Company’s books, which are appropriate to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Some examples of the adjustments relate to: (1) capitalization and amortization of goodwill, (2) deferred income taxes, and (3) stock-based compensation.

All dollar amounts included in the financial statements and in the notes herein are Singapore dollars (“S$”) unless designated as U.S. dollars (“US$”).

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

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

The assets and liabilities of subsidiaries are translated into Singapore dollars (“S$”) from their respective functional currencies at the exchange rate at the balance sheet date, and revenues and expenses are translated into S$ at the weighted average exchange rates for the year. Resulting translation adjustments are recorded as a component of Other Comprehensive Income.

The Group’s share of net assets of unconsolidated subsidiary and affiliates are translated into S$ from their respective functional currencies at the exchange rate at the balance sheet date. The Group’s share of the operations of unconsolidated subsidiary and affiliates are translated into S$ from their respective functional currencies at the weighted average exchange rates for the year. Resulting translation adjustments are recorded as a component of Other Comprehensive Income.

The accompanying consolidated financial statement amounts expressed in US$ amounts are included solely for the convenience of the readers and have been translated at S$1.6628 to US$1.00, the approximate exchange rate at December 31, 2005. No representation is made that the S$ amounts could have been, or could be, converted into US$ amounts at that or any other rate.

Cash and cash equivalents

The Group includes in cash and cash equivalents all short-term, highly liquid investments with original maturities of three months or less. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts with financial institutions and are stated at cost, which approximates fair value.

The Group maintains cash and cash equivalents with various financial institutions mainly in Singapore, Hong Kong, Australia, the Philippines and Malaysia. The Group performs periodic evaluation of the relative credit standing of financial institutions that are considered in the Group’s investment strategy.

Long term investments

Long term investments consist of equity securities. These investments are accounted for in accordance with SFAS No. 115 — Accounting for Certain Investments in Debt and Equity Securities. The Group has classified all marketable securities as available-for-sale. Available-for-sale securities are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in a separate component of shareholder’s equity. Realized gains and losses are included in Other income and expenses and are determined on a specific identification basis. In the event that the carrying value of an investment exceeds its fair value and the decline in value is other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair value for investments in public companies are determined using quoted market prices. Fair value for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates; liquidation values; and quoted market prices of comparable companies. In order to determine whether a decline in value is other than temporary, the Group evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition and business outlook of the company, current market conditions and future trends in the investee’s industry and the investee’s relative competitive position within the industry. Other-than-temporary declines in fair value from the original cost are charged to the Consolidated Statement of Operations in the period the loss is established.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Fixed assets

Fixed assets, including equipment under capital leases, are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Leasehold improvements	—	2 - 15 years
Computer equipment and software	—	2 - 5 years
Furniture and fixtures	—	3 - 8 years
Office equipment	—	3 - 6 years
Motor vehicles	—	5 - 6 years
Telecommunication equipment	—	9 months
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

Asset retirement obligations

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 — Accounting for Asset Retirement Obligations. In accordance with SFAS No. 143, the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

The Group adopted SFAS No. 143 as of January 1, 2003. The cumulative effect of the change on prior years resulted in a charge to income, net of tax of S$220 (S$0.02 per share), which is included in income for the year ended December 31, 2003.

Concentration of credit risk

The Group provides Internet access, e-commerce, and travel-related services. The Group has thousands of individual customers primarily located in Singapore, Hong Kong, Australia, the Philippines, India, Thailand and Malaysia. The Group performs ongoing credit evaluations of its customers’ financial condition, and generally requires no collateral from its customers. The allowance for doubtful accounts receivable is based upon the expected collectibility of outstanding accounts receivable at the balance sheet date.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

Inventory

Inventory consists of the following:-
(i)	Products and equipment parts for resale — they are stated at the lower of cost (calculated on a first-in-first-out basis) or market value.

(ii)	Unused air-tickets and pre-admission tickets — they are stated at the lower of cost or net realizable value. Net realizable value represents the estimated selling price after making allowance for expired tickets.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

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

Allowance for doubtful debt

The Group maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Group considers many factors, including the age of the balance, customer’s historical payment history, their current credit-worthiness and current economic trends. As of December 31, 2004 and 2005, the Group’s allowance for doubtful debts was S$3,143 and S$3,556 (US$2,139), respectively.

Intangible assets

Identifiable intangible assets consist of the following:
(i)	Trademarks, service marks and domain names — The Group has registered certain trademarks, service marks and domain names in the United States Patent and Trademark Office and other jurisdictions. The Group believes the service marks and domain names are of material importance to the Group’s business and are amortized on a straight-line basis generally over a period of 10 - 25 years.

(ii)	License fee — In April 2000, the Company was awarded a Facilities-Based Operator license for a 15-year period, commencing April 1, 2000, which was transferred to a subsidiary in financial year 2004. License fees are amortized on a straight-line basis over its estimated economic life of 5 -10 years. In 2002, a license to use the Internet messaging server software with estimated useful life of 5 to 10 years was purchased. In 2005, the Company secured the wireless spectrum rights from Infocom Development Authority of Singapore (“IDA”), which is being amortized on a straight-line basis over its estimated life of 10 years.

(iii)	Acquired customer list — Acquired customer list represents capitalization of specific costs incurred for the purchase of customer lists from other ISPs and is amortized on a straight-line basis over a period ranging from 2-5 years.
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

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Revenue Recognition

Revenue from the provision of Internet access services and e-commerce services are recognized in the period the service is rendered in accordance with Staff Accounting Bulletin, SAB 104 — Revenue Recognition in Financial Statements. Allowance for discounts is made when the related revenue is recognized. The corresponding cost is recognized when incurred.

The Group presently does not provide refunds to dial-up, broadband or leased line subscribers. Registration and activation fees are payable at the time applications are processed. Revenues generated from such fees are deferred and amortized over the estimated average life of a subscriber relationship of one year. The fees deferred and not yet amortized are shown on the Group’s Consolidated Balance Sheet as “Deferred income”. Revenues are recorded for monthly charges (which include a certain number of “free hours”) and for hours-used in excess of such “free hours”. The corresponding cost is recognized when incurred. Free months are offered in connection with referral programs or promotional discounts. Because these free months are usually given without a contract at the beginning of a subscription period, no revenue is recognized during the free months as the customer’s continuance is not assured. In 2002, the Group has adopted EITF 01-09 — Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor’s Products. While the Task Force did not reach a consensus on the classification of the expense associated with free products, the SEC Observer indicated that the SEC staff believes that the expense should be classified as cost of sales.

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

The Group enters into fixed-price, long-term contracts for the installation and commissioning of Internet and intranet systems. Revenues from such contracts are recognized on the percentage-of-completion method as measured by the costs incurred to date as a percentage of the total contracts’ estimated cost. The corresponding cost is recognized when incurred. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are determined.

The Group provides website application and development services that include multiple element arrangements, which may include any combination of hardware, services or software. These arrangements and stand-alone software arrangements may also involve any combination of software maintenance, software technical support or unspecified software upgrades. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last element unless there is all of the following:
•	Objective evidence of fair value of the undelivered elements, which is the price charged by the Group to an external customer for the same element when such element is sold separately.

•	The undelivered elements do not affect the quality of use or value to the customer of the delivered elements. An element has been delivered.
In November 2002, the EITF reached a consensus on Issue No. 00-21 — Revenue Arrangement with Multiple Deliverables. Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provision of Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. On June 15, 2003, the Group adopted Issue No. 00-21 and the impact of the adoption did not have material effect on the Group’s Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flows.

Advertising

Advertising costs, primarily advertisements through mass media and billboards, are expensed when incurred. Advertising expense for the years ended December 31, 2003, 2004 and 2005 were S$5,000, S$4,280 and S$3,194 (US$1,921), respectively.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Per share data

Earnings per share is computed in accordance with SFAS No. 128 — Earnings per Share. Under SFAS No. 128, earnings per share is calculated using the weighted average number of Ordinary Shares outstanding during the year.

		December 31,
	2003	2004	2005
Weighted average shares outstanding-basic	12,985,036	13,238,793	13,339,896
Effect of dilutive stock options	264,060	190,822	44,810

Shares used for diluted earnings per share	13,249,096	13,429,615	13,384,706

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, fixed deposits with financial institutions, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate fair value because of the short maturity of these instruments.

The aggregate net fair value of capital lease obligations of the Company which are not carried at fair value in the Consolidated Balance Sheet as at December 31, 2005 is $614 (US$370). The fair values of these capital lease obligations are estimated using discounted cash flow analysis, based on their effective interest rates.

The carrying amount of the bank borrowings issued pursuant to the Group’s bank credit agreement approximates fair value due to its short-term maturity.

Notes to Consolidated Financial Statements (continued)
 December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Stock-based compensation plans

The Group has adopted the disclosure-only provisions of SFAS No. 123 — Accounting for Stock Based Compensation (“SFAS No. 123”) and applies Accounting Principles Board Opinion No. 25 — Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations in accounting for its employee stock-based compensation plans. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS No. 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. The compensation cost is amortized over the vesting period of the options.

If the Company elected to recognize compensation costs for all plans based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, net loss and loss per common share would have been different as the pro forma amounts indicate below:

	December 31,
	2003	2004	2005	2005
	S$	S$	S$	US$

Net income, as reported	4,825	10,130	10,820	6,506

Add(Deduct): Stock-based compensation expense included in reported net income, net of related tax effects	2,375	842	(109)	(66)

Deduct: Total stock based compensation expense determined under fair value based method of all awards, net of related tax effects	(1,678)	(5,041)	(2,464)	(1,482)

Pro forma net income	5,522	5,931	8,247	4,958

Basic net income per share
As reported	0.37	0.77	0.81	0.49
Pro forma	0.43	0.45	0.62	0.37

Diluted net income per share
As reported	0.36	0.75	0.81	0.49
Pro forma	0.42	0.45	0.62	0.37
The effect of applying SFAS No. 123 for recognizing compensation expense and providing pro-forma disclosures are not likely to be representative of the effects on reported net income for future years.

Fair values of options used to compute pro forma net income and net income per common share disclosures were determined using the Black-Scholes Option Pricing Model with the following assumptions:

				Expected
			Risk-free	holding period
			interest	(weighted
		Volatility	(weighted	average in
The Company	Dividend yield	Expected	average in %)	years)

1998 Employee Share Option Plan	0%	155.18%	4.85%	2.94

1999 (1st tranche) Share Option Plan	0%	155.18%	5.84%	2.94

1999 (2nd tranche) Share Option Plan	0%	140.00%	6.35%	2.77

1999 (3rd tranche) Share Option Plan	0%	140.09%	4.79%	2.94

1999 (4th tranche) Share Option Plan	0%	147.02%	4.27%	2.94

1999 (5th tranche) Share Option Plan	0%	134.94%	1.85%	2.76

1999 (6th tranche) Share Option Plan	0%	129.55%	1.56%	2.76

1999 (7th tranche) Share Option Plan	0%	116.37%	4.44%	1.76

Notes to Consolidated Financial Statements (continued)
 December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Stock-based compensation plans (continued)

The table below summarized the weighted average fair value and exercise price of the stock options granted during the year.

	2003	2004	2005	2005
	S$	S$	S$	US$
Weighted average grant-date fair value of stock options granted during the year:
Where exercise price is higher than market price	7.80	12.06	6.02	3.62

Weighted average exercise price of stock options granted during the year:
Where exercise price is higher than market price	11.22	16.92	10.69	6.43
4.	Selling, general and administrative expenses

Selling, general and administrative expenses comprise the following :

	December 31,
	2003	2004	2005	2005
	S$	S$	S$	US$
Payroll and related staff costs	$49,759	$50,016	$50,170	$30,172
Sales and marketing expenses	5,950	5,467	4,855	2,920
Traveling expenses	1,272	1,292	1,412	849
Office expenses	11,632	10,201	9,918	5,965
Professional and consultancy fees	1,390	2,186	1,694	1,019
Others	2,699	1,836	2,287	1,375

	$72,702	$70,998	$70,336	$42,300

Included in professional and consultancy fees is consultancy fees paid or payable to a Director-related company of S$58, S$72 and S$24 (US$14) for the years ended December 31, 2003, 2004 and 2005, respectively.

Defined contribution costs, which are included in payroll and related staff costs, are S$3,507, S$2,698 and S$2,339 (US$1,407) for the years ended December 31, 2003, 2004 and 2005, respectively.
5.	Others

Others comprise the following :

	December 31,
	2003	2004	2005	2005
	S$	S$	S$	US$
Loss on disposal of fixed assets	$(53)	$(26)	$(53)	$(32)
Miscellaneous income	370	373	1,457	876

	$317	$347	$1,404	$844

Notes to Consolidated Financial Statements (continued)
 December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

6.	Receivables from related parties

	December 31,
	2004	2005	2005
	S$	S$	US$
Receivable from former intermediate parent company
SembCorp Industries Ltd	$262	—	—

Receivable from unconsolidated subsidiary
Pacific Internet (Thailand) Limited	1,080	—	—

Receivable from affiliates
Pacific Internet India Private Limited	1,687	—	—
World Net & Services Co, Ltd.	772	468	281
Others	612	30	18

	$4,413	$498	$299

As of December 31, 2004 and 2005, the amounts receivable from related parties included amounts of S$619 and S$30 (US$18) from the sale of goods and services respectively.

The amount receivable from PITH relates to the loan to PITH and payments made by the Company on their behalf. As of December 31, 2005, the amount was reclassified to non-current assets as the repayment period was more than a year.

The amount receivable from PII and WNS relates to payments made by the Company on their behalf. As of December 31, 2005, the amount receivable from PII was reclassified to non-current assets as the repayment period was more than a year.

The amount receivable from affiliates — others mainly relates to sale of air-tickets and provision of Internet access services.

The above receivables are payable upon demand and interest-free, except for the loan to PITH, which bears interest of 2% (2004: 2%) per annum.

7.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2004	2005	2005
	$	S$	US$
Deposits	$481	$3,018	$1,815
Prepaid expenses	1,579	2,622	1,577
Recoverable from third parties	254	745	448
Other assets	337	356	214

	$2,651	$6,741	$4,054

Notes to Consolidated Financial Statements (continued)
 December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

8.	Investments in unconsolidated subsidiary and affiliates

On January 5, 2000, Digiway, an investment holding company, was incorporated in Thailand. The Company subscribed to a 49.0% equity interest in Digiway, which in turn held a 26.0% equity interest in PITH. From March 2000 to December 19, 2001, the Company effectively owned 61.7% interest in PITH, comprising a 49.0% direct equity interest and 12.7% indirect interest via Digiway. On December 19, 2001, Digiway increased its equity interest in PITH to 41.0%. As a result, the Company’s effective interest in PITH was increased to 69.1%. In July 2003, Digiway purchased 188,176 shares of Baht 100 each, representing a 10.0% equity interest in PITH from the minority shareholder. As a result, Digiway increased its equity interest in PITH from 41.0% to 51.0%, and the Company’s effective interest in PITH was increased from 69.1% to 74.0%.

The Group will continue to account for PITH using the equity method until it has met the criteria to consolidate the financial statements of PITH under SFAS No. 94 — Consolidation of All Majority-Owned Subsidiaries and EITF 96-16 — Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

Summarized combined balance sheet and statement of operations for the unconsolidated subsidiary, PITH is presented below:

	December 31,
	2003	2004	2005	2005

	S$	S$	S$	US$
Summarized Statement of Operations Information
Net Sales	$7,725	$11,624	$15,109	$9,086
Gross Profit	2,359	4,533	5,256	3,161
Net (loss) profit	(237)	644	663	399

Summarized Balance Sheet Information
Current assets	$3,180	$4,479	6,055	3,641
Non-current assets	1,723	1,768	2,444	1,470
Current liabilities	6,024	6,683	8,293	4,987
Non-current liabilities	—	16	2	1
On October 9, 1998 the Company entered into a non-binding Memorandum of Understanding (“MOU”) with Thakral Brothers (Pte) Ltd (“Thakral Brothers”) to enter into a strategic joint venture for the operation of an Internet-related and ISP business in India (the “India Joint Venture”). On February 5, 1999, PII was incorporated in India. On September 30, 1999, the Company acquired a 49.0% equity interest in PII. PII has obtained a nationwide license that allows it to provide public Internet access in any city in India. On February 28, 2001, the Company formally signed a joint venture agreement with an affiliate of Thakral Brothers.

As of December 31, 2005 the unamortized difference between the amount at which the investment in PITH was carried and the amount of the Group’s underlying equity in net assets represents goodwill of S$557 (US$335).

Summarized combined balance sheet and statement of operations for the unconsolidated affiliates, namely PWC, PII and Digiway is presented below:

	December 31,
	2003	2004	2005	2005

	S$	S$	S$	US$
Summarized Statement of Operations Information
Net sales	$927	$2,074	$3,075	$1,849
Gross profit	131	949	1,477	888
Net (loss)/profit	(828)	(360)	349	210

Summarized Balance Sheet Information
Current assets	$1,027	$1,347	$1,864	$1,121
Non-current assets	946	379	156	94
Current liabilities	15,579	15,523	15,461	9,298

Notes to Consolidated Financial Statements (continued)
 December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

9.	Long term investments

The following table summarizes the Group’s investment in securities, all of which are considered available-for-sale investments.

	December 31, 2005
		Gross	Impairment
		Unrealized	in value of	Carrying	Carrying
	Cost	Loss	investments	Value	Value
	S$	S$	S$	S$	US$
Quoted equity investments	$69	$(23)	$—	$46	$28
Unquoted equity investments	1,454	—	(1,454)	—	—

	$1,523	$(23)	$(1,454)	$46	$28

	December 31, 2004
		Gross	Impairment
		Unrealized	in value of	Carrying	Carrying
	Cost	Loss	investments	Value	Value
	S$	S$	S$	S$	US$
Quoted equity investments	$58	$(26)	$—	$32	$20
Unquoted equity investments	1,454	—	(1,454)	—	—

	$1,512	$(26)	$(1,454)	$32	$20

Unquoted equity investments are accounted for under the cost method. It is not practicable to estimate the fair value of the investment because of the limited information available to the Group and because of the significance of the cost to obtain an outside appraisal. Any impairment in the value of the investments is reported in the Consolidated Statement of Operations in the year the impairment is identified. The impairment analysis is performed based on the specific identification method. These investments generally consist of minority equity interests in a company in related Internet or telecommunication businesses incorporated in the United States of America.

Quoted equity investments are carried at fair value, with any unrealized gains and losses, net of applicable taxes, reported in a separate section of shareholder’s equity. Realized gains and losses are included in the statement of operations and are determined on a specific identification basis. Other than temporary declines in market value from the original cost are charged to the Consolidated Statement of Operations in the period in which the loss occurs. These investments consist of equity interest in a telecommunication company and a bank incorporated in the Philippines. Proceeds from sale of available-for-sale securities in the year ended December 31, 2003, 2004 and 2005 were S$299, nil and nil respectively. The gross realized gain in the year ended December 31, 2003, 2004 and 2005 totaled S$69, nil and nil respectively.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

10. Fixed assets — net
     Fixed assets consist of the following:

	December 31,
	2004	2005	2005
	S$	S$	US$
Computer equipment and software	$54,596	$59,234	$35,623
Furniture and fixtures	2,029	2,289	1,377
Leasehold improvements	6,099	6,539	3,933
Office equipment	5,354	5,597	3,366
Motor vehicles	131	82	49
Telecommunication equipment	1,717	1,721	1,035
Construction-in-progress	1,155	1,665	1,001

	71,081	77,127	46,384
Less: accumulated depreciation	(53,221)	(59,087)	(35,535)

	$17,860	$18,040	$10,849

     Fixed assets that are acquired under capital leases consist of the following:

	December 31,
	2004	2005	2005
	S$	S$	US$
Computer equipment and software	$2,710	$2,641	$1,588
Less: accumulated depreciation	(1,066)	(1,593)	(958)

	$1,644	$1,048	$630

Notes to Consolidated Financial Statements (continued)
 December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

11.	Intangible assets

Intangible assets consist of the following:

	December 31,
	2004	2005	2005

	S$	S$	US$
Cost
License fees	$827	$3,165	$1,903
Trademarks, service marks and domain name	208	468	281
Acquired customer list	7,137	8,669	5,214

	8,172	12,302	7,398

Accumulated Amortization
License fees	$(681)	$(854)	$(513)
Trademarks, service marks and domain name	(64)	(71)	(43)
Acquired customer list	(6,866)	(6,987)	(4,202)

	(7,611)	(7,912)	(4,758)

Net Carrying Value
License fees	$146	$2,311	$1,390
Trademarks, service marks and domain name	144	397	238
Acquired customer list	271	1,682	1,012

	$561	$4,390	$2,640

The amortization expense for the year ended December 31, 2005 was S$425 (US$255). The estimated amortization expense for the next five years is as follows:

	S$	US$
For the year ending December 31,
2006	$766	$461
2007	760	457
2008	662	398
2009	560	337
2010	254	153
12.	Goodwill

	December 31,
	2004	2005	2005

	S$	S$	US$
Goodwill	$51,757	$55,350	$33,287
Less: accumulated amortization	(23,551)	(23,338)	(14,035)

	$28,206	$32,012	$19,252

Notes to Consolidated Financial Statements (continued)
 December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

12.	Goodwill (continued)

The Group reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142. The provisions of SFAS No.142 require that a two-step impairment test be performed on goodwill. In the first step, the fair value of each reporting unit is compared to its carrying value. The reporting units are consistent with the reportable segments identified in Note 27. Fair value of the reporting units is determined using the income approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the Group performs the second step, which is determining the implied fair value of the reporting unit’s goodwill, and comparing it to the carrying value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded. The Group completed the annual impairment test and determined that goodwill is not impaired.

The changes in carrying amount of goodwill for the years then ended are as follows:

December 31, 2005	Carrying Amount	Carrying Amount
	S$	US$
Balance at January 1, 2005	$28,206	$16,963
Arising from acquisition of a subsidiary	4,063	2,443
Translation adjustment	(257)	(154)

Balance at December 31, 2005	$32,012	$19,252

December 31, 2004	Carrying Amount
S$
Balance at January 1, 2004	$28,903
Arising from acquisition of shares from minority interest	(659)

Translation adjustment	(38)

Balance at December 31, 2004	$28,206

Goodwill attributable to operating segments for the years ended December 31, 2004 and December 31, 2005 are as follows:

	December 31, 2005
	Access	Travel	Consolidated
Balance at January 1, 2004	$20,545	$8,358	$28,903
Arising from acquisition of shares from minority interest	—	(659)	(659)
Translation Adjustment	(38)	—	(38)

Balance at December 31, 2004	20,507	7,699	28,206
Arising from acquisition of a subsidiary	4,063	—	4,063
Translation Adjustment	(257)	—	(257)

Balance at December 31, 2005	$24,313	$7,699	$32,012

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

13.	Long term receivables and loan receivable from unconsolidated affiliates

Long term receivables and loan receivable from unconsolidated affiliates is unsecured, interest free and not expected to be repaid within one year, except for an amount of S$2,173 (2004: S$2,173) which bears interest at 2% (2004: 2.0% to 7.75%) and is not expected to be repaid within one year.

14.	Banking Facilities

As of December 31, 2004 and 2005, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks, of S$25,821 and S$26,276 (US$15,802) respectively. The weighted average interest rate was 2.23% per annum. Total unused credit facilities available to the Group as of December 31, 2004 and 2005 were S$16,996 and S$16,772 (US$10,087), respectively.

15.	Bank borrowings

	December 31,
	2004	2005	2005

	S$	S$	US$
Secured	$88	$21	$13
Unsecured	2,438	2,439	1,466

	$2,526	$2,460	$1,479

As of December 31, 2005, bank borrowings of S$21 (US$13) were secured by leasehold improvements and motor vehicles of PDSI with net book values of S$110 (US$66) and S$6 (US$4) respectively. The weighted average interest rate was 9.78% (2004: 9.90%) per annum.

16.	Payables to related parties

	December 31,
	2004	2005	2005

	S$	S$	US$
Payable to former intermediate parent company
SembCorp Industries Ltd	$7	$—	$—

Payable to former immediate parent company
SembCorp Ventures Pte Ltd	96	—	—

Payable to affiliates
Others	848	910	547

	$951	$910	$547

The amount payable to SembCorp Ventures Pte Ltd largely relates to payments made on behalf of a subsidiary. The amount payable to SembCorp Industries Ltd largely relates to payments made on behalf of a subsidiary.

Other payables above are non-trade in nature, interest-free and have no fixed terms of repayment.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

17.	Accrued expenses and other liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2004	2005	2005

	S$	S$	US$
Accrued payroll	$5,567	$5,726	$3,444
Accrued operating expenses	16,752	17,605	10,588
Deposits received	2,930	2,814	1,692
Other payables	1,304	3,853	2,317

	$26,553	$29,998	$18,041

Included in other payables of 2005 is an amount of S$2,454 (US$1,476) relating to the contingent consideration for T3. Please refer to Note 2 Business Acquisitions — Australia.

18.	Deferred income

Deferred income consists of the following:

	December 31,
	2004	2005	2005

	S$	S$	US$
Deferred registration and activation fees	$303	$777	$467
Advanced billings	5,291	6,607	3,974

	5,594	7,384	4,441

19.	Income taxes

The Group accounts for income taxes using the liability method under SFAS No. 109 — Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates when the differences are expected to reverse.

The components of deferred income taxes are as follows:

	December 31,
	2004	2005	2005

	S$	S$	US$
Deferred tax liabilities:
Fixed assets	$1,521	$1,765	$1,061
Others	33	—	—

	$1,554	$1,765	$1,061

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

19.	Income taxes (continued)

	December 31,
	2004	2005	2005
	S$	S$	US$
Deferred tax assets:
Uncollectible accounts receivable	$689	$748	$450
Fixed assets	63	61	37
Net operating loss and unabsorbed capital allowances carry forward	4,554	3,063	1,842
Others	1,359	1,457	876

	6,665	5,329	3,205
Valuation allowance	(4,664)	(2,825)	(1,699)

	$2,001	$2,504	$1,506

Net deferred tax assets	$447	$739	$445

The net change in the valuation allowance for the years ended December 31, 2003, 2004, and 2005, was an increase (decrease) of S$336, S$(875) and S$(1,839) [US$(1,106)], respectively.

Under Singapore tax law, net operating losses and unabsorbed capital allowances can be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Income Tax Act. Under both the Hong Kong and Australian tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Inland Revenue Ordinance and Income Tax Assessment Act, respectively. Singapore also has a loss-transfer system of group relief (group relief system). Under the group relief system, a company belonging to a group may transfer its current year unabsorbed trade losses and current year unabsorbed capital allowances to another company belonging to the same group, to be deducted against the assessable income of the latter company. Under the Philippines tax law, net operating losses can be carried forward to offset future taxable income from the entity that originally generated the loss for the three consecutive taxable years immediately following the year of loss, subject to the provision of the National Inland Revenue Code 1997 of the Philippines. Under Malaysia tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Malaysia Income Tax Act.

	December 31,
	2003	2004	2005	2005

	S$	S$	S$	US$
Pre-tax income (loss)
Singapore	$7,864	$10,288	$8,143	$4,897
Foreign :
Australia	167	1,158	3,410	2,051
Hong Kong	681	805	719	432
The Philippines	643	210	395	237
Thailand	157	477	491	295
India	(401)	(171)	178	107
Malaysia	(91)	(140)	(87)	(52)

	$9,020	$12,627	$13,249	$7,967

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

19.	Income taxes (continued)

Income tax (expense) credit consists of the following:

	December 31,
	2003	2004	2005	2005
	S$	S$	S$	US$
Current:
Singapore	$(4,262)	$(3,183)	$(1,919)	$(1,154)
Foreign	(106)	(83)	(147)	(88)

	(4,368)	(3,266)	(2,066)	(1,242)

Deferred:
Singapore	$718	$(2)	$(251)	$(151)
Foreign	—	125	234	140

	$718	$123	$(17)	$(11)

	$(3,650)	$(3,143)	$(2,083)	$(1,253)

The reconciliation of tax computed by applying the statutory income tax rate to pre-tax income is:

	December 31,
	2003	2004	2005	2005

	S$	S$	S$	US$
Tax at Singapore Statutory rate of 20.0% (2004: 20.0%, 2003: 22.0%)	$(1,984)	$(2,525)	$(2,650)	$(1,594)
Foreign tax rate differences	(32)	(124)	(330)	(198)
Expenses not deductible for tax purposes	(1,099)	(638)	(312)	(188)
Changes in valuation allowances	341	598	1,319	793
Changes in enacted tax rates	—	—	—	—
Underprovision of tax in prior years	(952)	—	—	—
Others	76	(454)	(110)	(66)

	$(3,650)	$(3,143)	$(2,083)	$(1,253)

The underprovision of tax in prior years of S$952 in 2003 arose from expenses deducted in computing tax in prior years for which the tax authority of Singapore has taken the position in the current financial year that these expenses are not deductible.

20.	Fixed deposits with financial institutions

Fixed deposits with financial institutions relate to fixed deposits with maturity more than 90 days that earn interest at the prevailing short-term deposit rates. The carrying value of bank deposits approximates net fair value due to their short term to maturity.

21.	Cumulative effect adjustment — net of tax

Effective January 1, 2003, the Group adopted the method of accounting for asset retirement obligations in accordance with SFAS No. 143 — Accounting for Asset Retirement Obligations. The charge for the cumulative effect up to December 31, 2002 recognized by the Group was $220. Further details on Accounting for Asset Retirement Obligation can be found in Note 24.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

22.	Leases

	December 31,
	2004	2005	2005

	S$	S$	US$
Current portion of capital lease obligations	$470	$317	$191

Non-current portion of capital lease obligations	524	297	179

	$994	$614	$370

The Company leases its corporate offices under non-cancelable operating leases, which expire in 2006. The Company has the option to extend each of these leases for an additional three years.

Operating leases also include international leased lines with cancelable and non-cancelable leases expiring at various dates by 2007. The lease agreements do not include renewal options.

Future minimum lease payments for capital leases and operating leases with initial or remaining terms of one year or more are as follows as of December 31, 2005.

	Capital Leases		Operating Leases
Year Ended December 31:	S$	US$	S$	US$

2006	$344	$207	$6,987	$4,202
2007	208	125	2,300	1,383
2008	104	63	1,509	908
2009	—	—	198	119
2010	—	—	—	—

Total minimum lease payments	656	395	$10,994	$6,612

Less amount representing interest	(42)	(25)

Present value of net minimum lease payments	614	370
Less non-current portion	(297)	(179)

Current portion of capital lease obligation	$317	$191

Supply contracts for satellite bandwidth of S$2,785 (US$1,675), payable within one year from December 31, 2005 were included in operating leases.

The operating leases expenses of the Group are as follows:-

	December 31,
	2003	2004	2005	2005

	S$	S$	S$	US$
International leased lines	$10,573	$7,195	$6,397	$3,847
Office and equipment rental	4,968	3,708	3,635	2,186
Broadband leases	11,751	17,194	17,160	10,320
Corporate trunk line leases	6,140	5,435	5,300	3,187
Other operating leases	1,939	1,682	1,028	618

	$35,371	$35,214	$33,520	$20,158

Rental payments under operating leases are expensed on a straight line basis over the periods of the respective lease.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

23.	Valuation and qualifying accounts

	Balance at	Charged to	Due to			Balance	Balance
Year Ended	Beginning	Costs and	acquisition of	Deductions	Translation	at End of	at End of
December, 31	of Period	Expenses	subsidiary	write-offs	Difference	Period	Period

	S$	S$	S$	S$	S$	S$	US$
Allowance for doubtful accounts receivable
2003	4,225	2,079	—	(2,561)	(63)	3,680	2,255
2004	3,680	1,506	—	(1,657)	(386)	3,143	1,926
2005	3,143	1,488	229	(1,360)	56	3,556	2,139
24.	Asset retirement obligation

Effective January 1, 2003, the Group adopted the method of accounting for asset retirement obligations in accordance with SFAS No. 143 — Accounting for Asset Retirement Obligations. Previously, the Group had not been recognizing amounts related to asset retirement obligations. The Group recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. A reliable estimate of the market premium risk cannot be made, as this information is not readily available; as such this has been excluded in the computation of the estimate of the fair value of the asset retirement obligations.

The pro forma effects of the application of SFAS No. 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003) are presented below:

2003
S$
Pro forma amounts assuming the accounting change is applied retroactively net-of-tax:

Net income	$5,045
EPS — basic	0.39
EPS — diluted	0.38
The Group leases various operating facilities in Asia and has renovated the premises as well as installed various fixtures in the premises. According to the lease contract, the Group is legally required to restore the premises back to its original condition at the end of the lease. The Group recognized the fair value of liabilities for asset retirement obligation and capitalized that cost as part of the cost basis of leasehold improvements and depreciates it on a straight line bases over 2 — 5 years. The following table describes all changes to the Group’s asset retirement obligation liability, recorded as part of accrued operating expenses:

	December 31,
	2004	2005	2005

	S$	S$	US$
Balance at beginning of year	$332	$324	$195
Liabilities incurred	—	49	29
Liabilities settled	(22)	(2)	(1)
Translation difference	(1)	—	—
Accretion expense	15	26	16

Balance at end of year	$324	$397	$239

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

24.	Asset retirement obligation (continued)

The pro forma asset retirement obligation liability balances as if SFAS No. 143 had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows:

December 31,
2003
S$
Pro forma amounts of liability for asset retirement obligation at beginning of year:	$327

Pro forma amounts of liability for asset retirement obligation at end of year:	$332
25.	Declaration of dividends

In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors. Singapore law allows dividends to be paid only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency. The Company has not declared any dividends to date. The amount of the Company’s retained earnings available for distribution was approximately S$9,663 (US$5,811). The Group does not anticipate paying cash dividends in the foreseeable future.

26.	Related party transactions

Prior to May 1999, the Company was a 74.99% owned subsidiary of SembCorp Ventures Pte Ltd (formerly known as Sembawang Ventures Pte Ltd). The Company’s intermediate parent companies at that point in time were Sembawang Corporation Ltd and SembCorp Industries Ltd.

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

In July 2005, Kingsville Capital Limited, completed its acquisition of SembCorp Ventures Pte Ltd’s entire shareholding in the Company. Kingsville Capital Limited represents a group of investors put together by Titan Capital Pte Ltd, an investment and financial advisory firm incorporated in Singapore. On September 29, 2005, Vantage Corporation Limited announced that it had entered into a sale and purchase agreement with Kingsville Capital Limited to acquire its entire equity interest of 28.6% in the Company for an aggregate consideration of US$30.5 million. As at December 31, 2005, completion of the transaction had not occurred.

For the year ended December 31, 2005, the Company provided a loan amounting to S$210 to associated companies.

For the years ended December 31, 2003, 2004 and 2005, the Company provided Internet Access and related services amounting to S$172, S$45 and S$ nil (US$nil) respectively, to its former intermediate parent company.

For the years ended December 31, 2003, 2004 and 2005, Safe2Travel provided travel-related services amounting to S$155, S$159 and S$149 (US$89) respectively, to the Group’s former intermediate parent company and other affiliated companies.

For the years ended December 31, 2003, 2004 and 2005, consultancy fees paid or payable by Safe2Travel amounted to S$58, S$72 and S$27 (US$16) respectively, to a Director-related company.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

27.	Segment reporting

In accordance with SFAS No. 131 — Disclosures about Segments of an Enterprise and Related Information, certain information should be disclosed based on the financial information management analyzes for making operating decisions and assessing performance. The Group operates in three reportable segments as each of these segments offer different products and services:
•	Internet Access and Internet Services

•	e-Commerce Services

•	Travel-related Services
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

				Reconciling
December 31, 2003	Access	e-commerce	Travel	items	Consolidated

Revenue

Unaffiliated customers	$158,970	$1,715	$6,808	$—	$167,493

Intersegment	—	—	11	(11)	—

Total revenues	158,970	1,715	6,819	(11)	167,493

Depreciation & amortization	(9,967)	(442)	(224)	—	(10,633)

Other operating expenses	(140,753)	(2,162)	(5,743)	11	(148,647)

Interest income	316	2	49	—	367

Interest expense	(251)	—	—	—	(251)

Equity in (loss) profit of unconsolidated affiliates	(460)	216	—	—	(244)

Other non-operating income	602	55	278	—	935

Income tax expenses	(3,396)	—	(254)	—	(3,650)

Minority interest	(244)	(15)	(66)	—	(325)

Cumulative effect adjustment	(167)	(14)	(39)	—	(220)

Segment P&L	$4,650	$(645)	$820	$—	$4,825

Total assets	$100,169	$5,047	$27,524	$—	$132,740

Expenditures for long-lived assets	$6,021	$16	$39	$—	$6,076

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

27.	Segment reporting (continued)

				Reconciling
December 31, 2004	Access	e-commerce	Travel	items	Consolidated

Revenue

Unaffiliated customers	$162,172	$1,050	$6,537	$—	$169,759

Intersegment	—	—	13	(13)	—

Total revenues	162,172	1,050	6,550	(13)	169,759

Depreciation & amortization	(8,517)	(309)	(73)	—	(8,899)

Other operating expenses	(141,256)	(1,703)	(5,801)	13	(148,747)

Interest income	358	5	64	—	427

Interest expense	(134)	(7)	—	—	(141)

Equity in profit of unconsolidated affiliates	306	—	—	—	306

Other non-operating (expense) income	(77)	(97)	96	—	(78)

Income tax expenses	(3,004)	(2)	(137)	—	(3,143)

Minority interest	(50)	(47)	—	—	(97)

Extraordinary item	743	—	—	—	743

Segment P&L	$10,541	$(1,110)	$699	$—	$10,130

Total assets	$113,830	$4,420	$26,174	$—	$144,424

Expenditures for long-lived assets	$8,134	$—	$37	$—	$8,171

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

27.	Segment reporting (continued)

				Reconciling
December 31, 2005	Access	e-commerce	Travel	items	Consolidated

Revenue

Unaffiliated customers	$164,285	$10	$6,122	$—	$170,417

Intersegment	—	—	25	(25)	—

Total revenues	164,285	10	6,147	(25)	170,417

Depreciation & amortization	(7,889)	(161)	(50)	—	(8,100)

Other operating expenses	(145,501)	(392)	(6,219)	25	(152,087)

Interest income	1,024	9	126	—	1,159

Interest expense	(136)	(11)	—	—	(147)

Equity in loss of unconsolidated affiliates	669	—	—	—	669

Other non-operating income	1,089	32	217	—	1,338

Income tax expenses	(1,931)	—	(152)	—	(2,083)

Cumulative effect adjustments	(4)	—	—	—	(4)
Minority interest	(338)	(4)	—	—	(342)

Segment P&L	$11,268	$(517)	$69	$—	$10,820

Total assets	$129,274	$3,685	$28,782	$—	$161,741

Expenditures for long-lived assets	$16,144	$363	$36	$—	$16,543

Inter segment sales and transfers were accounted as if the sales or transfers were to third parties, that is, at current market prices.
The e-commerce and travel segment relate solely to the geographical area of Singapore.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

27.	Segment reporting (continued)

	December 31,
	2003	2004	2005	2005

	S$	S$	S$	US$
Geographical area
Net revenues:

Singapore (a) :
Unaffiliated customers	$87,979	$81,184	$72,038	$43,323
Intercompany	1,386	1,003	458	275

Hong Kong (b) :
Unaffiliated customers	34,012	33,797	35,910	21,596
Intercompany	59	51	40	24

Australia (b) :
Unaffiliated customers	31,921	41,881	50,380	30,298
Intercompany	—	45	140	84

Philippines (b) :
Unaffiliated customers	12,649	11,896	10,864	6,534
Intercompany	102	16	64	38

Malaysia (b) :
Unaffiliated customers	932	1,001	1,225	737
Intercompany	—	—	40	24

	169,040	170,874	171,159	102,933

Elimination	(1,547)	(1,115)	(742)	(445)

	$167,493	$169,759	$170,417	$102,488

Long-lived Assets
Singapore
— Fixed assets, net	$7,606	$7,784	$6,958	$4,185
— Intangibles and goodwill, net	8,654	7,845	10,009	6,019
Hong Kong
— Fixed assets, net	3,498	3,907	5,395	3,245
— Intangibles and goodwill, net	8,160	8,160	8,160	4,908
Australia
— Fixed assets, net	5,130	4,337	4,282	2,575
— Intangibles and goodwill, net	12,327	12,213	17,410	10,470
Philippines
— Fixed assets, net	2,339	1,713	1,307	786
— Intangibles and goodwill, net	565	549	823	495
Malaysia
— Fixed assets, net	171	119	98	58

	$48,450	$46,627	$54,442	$32,741

Net (liabilities)/assets of significant operations outside Singapore
Hong Kong	300	1,073	1,868	1,123
Australia	16,836	18,283	21,008	12,634
Philippines	(945)	(763)	69	41

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

27.	Segment reporting (continued)
(a)	Reportable segments of the geographical area of Singapore include Access, Travel and E-commerce segments. Travel and E-commerce segment information have been disclosed in the above table by Reportable Segment. Access segment net revenues for the Singapore geographical area is as follows:

	December 31,
	2003	2004	2005	2005

	S$	S$	S$	US$

Unaffiliated customers	$79,456	$73,597	$65,906	$39,636
Intercompany	1,386	1,003	458	275
(b)	Reportable segment of geographic areas of Hong Kong, Australia, Philippines and Malaysia is Access segment.
28.	Licenses

The Group has obtained authorization to use the products of each licensor of software that the Group bundles in its front-end software product provided to subscribers. The particular applications included in the Company’s start-up packages have, when necessary, been licensed, including Microsoft Internet Explorer from Microsoft Corporation (the license is automatically renewed for successive one-year terms), Netscape Navigator from Netscape Communications Corporation (the license is automatically renewed annually), the evaluation version of WinZip from NicoMak Computing, Inc., Adobe Acrobat Reader from Adobe Systems Incorporated (the license is valid unless terminated by licensor), mIRC by MIRC Co. Ltd and WS_FTP from Ipswitch, Inc. (the license is automatically renewed annually).

Historically, any license fees charged to the Group upon enrollment of additional subscribers were generally passed through to subscribers in their start-up fees. However, the Group has increasingly waived start-up fees in Singapore due to competitive pressures and has absorbed the cost of license fees. Microsoft currently does not charge the Group a license fee with respect to the Group’s distribution of Microsoft Internet Explorer; however, there can be no assurance that such arrangement will continue in the future. The Group currently intends to maintain or negotiate renewals of all relevant existing software licenses and authorizations as necessary. The Group may also want or need to license other applications in the future. Other applications included in the Group’s start-up package are shareware that the Group has obtained permission to distribute or that are from the public domain and are freely distributable.

29.	Common stock

The Company completed its first and second offerings (collectively known as the “offerings”) of common stock on February 5, 1999 and May 20, 1999, respectively. The Company sold an aggregate of 2,500,000 shares in the offerings and received net proceeds after offerings expenses amounting to approximately S$76,300.

30.	Stock option plan

The Group has three fixed stock option plans under which it may grant options to certain employees, directors, officers and consultants of the Group to subscribe for shares within the Group.

The 1998 Employees’ Share Option Plan was established by the Company in November 1998 and became effective upon the Company’s initial public offering. Options to purchase up to 1,500,000 shares were granted, of which 1,498,500 were accepted, at an exercise price equal to the initial public offering price of US$17.00 per share and no amounts applicable thereto are reflected in the Consolidated Statement of Operations. The 1998 Employees’ Share Option Plan expired in financial year 2004.

In November 1999, the Company established the 1999 Share Option Plan. As of December 31, 2005, a total of seven tranches were granted under the aforesaid plan, namely, on November 10, 1999, April 25, 2000, January 10, 2001, April 10, 2001, August 18, 2003, March 25, 2004 and November 7, 2005 respectively. The exercise price is the average of the officially quoted closing price of the Company’s shares on the NASDAQ’s National Market System for the five trading days immediately preceding the date of grant, which was determined to be US$32.48, US$25.60, US$3.60, US$3.09, S$11.22, S$16.92 and S$10.69 (US$6.43) per share for the respective seven tranches. As of December 31, 2005, options to subscribe for an aggregate of 4,059,100 shares have been granted under this plan, of which 3,813,150 were accepted.
As at December 31, 2005, options to subscribe for 768,681 shares under the 1999 Share Option Plan have been exercised by employees. An aggregate of 1,035,729 stock options remains outstanding as of the aforesaid date.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

30.	Stock option plan (continued)

The first and second tranche of options expired during financial year 2004 and 2005, respectively.

The vesting schedule for 1998, 1999 (1st, 2nd, 3rd and 4th tranche) is as follows:
(i)	25% of the Options vested and became exercisable on the first anniversary of the date of grant;

(ii)	an additional 25% of the Options vested and became exercisable on the second anniversary of the date of grant; and

(iii)	the remaining 50% of the Options vested and became exercisable on the third anniversary of the date of grant.
The vesting schedule for 1999 (5th and 6th tranche) is as follows:
(i)	33% of the Options vested and became exercisable on the first anniversary of the date of grant;

(ii)	an additional 33% of the Options vested and became exercisable on the second anniversary of the date of grant;

and

(iii)	the remaining 34% of the Options vested and became exercisable on the third anniversary of the date of grant.
During the year, the CAC approved and authorized the acceleration of the vesting date of 5th and 6th tranche to November 8, 2005. The remaining 34% (5th tranche) and 67% (6th tranche) of the Options vested and became exercisable on November 8, 2005.

The vesting schedule for 1999 (7th tranche) is as follows:
(iv)	33% of the Options vested and became exercisable on the date of grant;

(v)	an additional 33% of the Options will vest and become exercisable on the first anniversary of the date of grant; and

(vi)	the remaining 34% of the Options will vest and become exercisable on the second anniversary of the date of grant.
In August 2000, Pacfusion established the 2000 Equity Incentive Plan. Options to subscribe for up to 4,471,800 shares were granted, of which 4,227,000 were accepted, at an exercise price of US$0.59 per share. Options to subscribe for up to 295,800 shares were granted, of which 230,800 were accepted, at an exercise price of US$0.59 per share.

The vesting schedule is as follows:
(i)	25% of the options vested and became exercisable on the earlier of the date which is five years after the grant date and the first date upon which the shares of Pacfusion are listed or approved for listing (the earlier of such dates being the ‘Initial Vesting Date’) of Pacfusion’s shares;

(ii)	an additional 25% of the options vested and became exercisable on the first anniversary of the Initial Vesting Date;

and

(iii)	the remaining 50% of the options vested and became exercisable on the second anniversary of the Initial Vesting Date.
During the year, the Board and the CAC authorized the termination of the EIP, with effect March 7, 2005.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

30.	Stock option plan (continued)

Presented below is a summary of the Group’s stock option activity:

		Exercise
		Price	Weighted-Average
	Shares	Range	Exercise Price

Balance, January 1, 2003	1,461,775	US$3.09 — $32.48	US$15.38
Granted and Accepted	707,800	S$11.22	S$11.22

Exercised	(219,625)	US$3.09—$3.60	US$3.48

Forfeited / Cancelled / Expired	(120,425)	US$3.09 — $32.48	US$13.39

Balance, December 31, 2003	1,829,525	US$3.09 — $32.48	US$13.47

Granted and Accepted	766,000	S$16.92	S$16.92

Exercised	(259,487)	US$3.09—$6.40	US$3.66

Forfeited / Cancelled / Expired	(870,560)	US$3.60 — $32.48	US$20.91

Balance, December 31, 2004	1,465,478	US$3.09 — $32.48	US$8.98

Granted and Accepted	279,100	S$10.69	S$10.69

Exercised	(118,069)	US$3.09 — $6.40	US$3.31

Forfeited / Cancelled / Expired	(590,780)	US$3.60 — $25.60	US$11.18

Balance, December 31, 2005	1,035,729	US$3.09 — $10.01	US$7.68

Presented below is a summary of the Group’s outstanding stock options as of December 31, 2005:

	<----------------- Options outstanding ----------------->			<------- Options exercisable ------->
		Weighted-
	Number	Average		Number
	Outstanding	Remaining	Weighted-	Exercisable	Weighted-
	at Dec 31,	Contractual	Average	at Dec 31,	Average
Range of Exercise Prices	2005	Life	Exercise Price	2005	Exercise Price

US$3.60	36,600	0.03	US$3.60	36,600	US$3.60
US$3.09	1,025	0.27	US$3.09	1,025	US$3.09
S$11.22	324,504	2.63	S$11.22	324,504	S$11.22
S$16.92	394,500	3.23	S$16.92	394,500	S$16.92
S$10.69	279,100	4.84	S$10.69	92,103	S$10.69

	1,035,729			848,732

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

30.	Stock option plan (continued)

The Group has elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees under its stock-based compensation plans. Accordingly, the difference between the option exercise price and the quoted market price or unquoted valuation price of the Group’s shares on grant date is recognized as compensation cost over the options’ vesting period. Such compensation cost recognized (written back) by the Group in 2003, 2004 and 2005 relating to both the 1999 Share Option Plan and 2000 Equity Incentive Plan was S$2,192, S$616 and (S$154) [US$93)].
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

The Group has accounted for this modification in accordance with FIN 44 — Accounting for Certain Transactions Involving Stock Compensation. Under FIN 44, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date based on intrinsic value method is recognized.

During the years ended December 31, 2003, 2004 and 2005, 56,000, 59,000 and 27,800 options were granted to non-employees of which 56,000, 59,000 and 27,800 were accepted. In accordance with SFAS No. 123’s fair value method, for the years ended December 31, 2003, 2004 and 2005, compensation cost of S$183, S$226 and S$45 (US$27) were recognized (written back). Fair value was computed using the Black-Scholes Option Pricing Model.

The total stock-based compensation cost recognized (written back) by the Group for the years ended December 31, 2003, 2004 and 2005 were S$2,375, S$842 and (S$109) [(US$66)], respectively.

Stock option awards granted after January 18, 2001 are variable accounted for in accordance with EITF 00-23 — Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31. The total compensation expense recognized (written back) in 2003, 2004 and 2005 in relation to these outstanding options are S$2,129, S$240 and (S$127) [(US$76)].

31.	Legal proceedings

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.

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

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

31.	Legal proceedings (continued)

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the “MOU”) reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement (“Settlement”), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement’s terms on July 14, 2004. On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing. On August 31, 2005, the Court resolved the open issues and entered an order of preliminary approval of the Settlement and set deadlines for mailing of the class notice, publication of the advertisements in various U.S. newspapers and for the class members to exclude themselves from the settlement and to file objections or comments on the settlement. The final fairness hearing for approval of the Settlement has been scheduled for April 24, 2006. Despite the preliminary approval, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have sought review of that decision.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been, and will be, subject to discovery obligations that non-focus case issuers are not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

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

As of December 31, 2005, the Company has issued the following guarantees to third parties on behalf of its subsidiaries and believes that the risk involved is minimal.
(i)	A corporate guarantee of S$8,300 (US$4,992) (2004: S$8,300) to a bank in respect of banking facilities extended to Safe2Travel amounting to S$8,000 (US$4,811) (2004: S$8,000) of which S$3,273 (US$1,968) (2004: S$3,050) has been utilized.

(ii)	A corporate guarantee of S$1,290 (US$776) to a bank in respect of banking facilities extended to PI HK amounting to S$1,290 (US$776) of which S$645 (US$388) has been utilized.
33.	Extraordinary item

This relates to a gain arising from the acquisition of the balance of 7.89% shareholding in Pacfusion from the minority shareholder in January 2004 whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

34.	Subsequent events

On January 11, 2006, the Securities And Exchange Commission, the Philippines, approved of the increase of the authorized capital of PDSI from Sixty Million Pesos (P60,000,000) to One Hundred and Thirty One Million Pesos (P131,000,000). Of the additional authorized capital, a total of Seventeen Million Seven Hundred Fifty Thousand Pesos (P17,750,000) consisting of Seventeen Million Seven Hundred Fifty Thousand (17,750,000) shares were subscribed to and paid-up as follows:

	No. of Shares
	Subscribed	Amount Subscribed	Amount Paid-Up

Pacific Internet Limited	12,440,800	P12,440,800	P3,110,200
PW Holding Corporation	5,309,200	P5,309,200	P1,327,300
As a result, the Company increased its equity interest in PDSI from 31.1% to 40%, whereas the equity interest of PW Holding Corporation in PDSI decreased from 56.67% to 50.56%.

On January 25, 2006, Pacfusion Limited was placed into liquidation by way of written resolution of members.

On February 7, 2006, PI Services completed the acquisition of a 7.50% direct equity interest in Safe2Travel Pte Ltd from Asia-Pacific Retail Concepts Pte Ltd for a total consideration of S$972. After the acquisition, PI Services’ total direct equity interest in Safe2Travel Pte Ltd is 99.99%.

The Group is currently evaluating the effects of the above events.

35.	Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) — Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123. SFAS No. 123R supercedes APB No. 25 and amends FASB Statement No. 95 — Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123R must be adopted no later than the beginning of the first fiscal year beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Group expects to adopt SFAS No. 123R on January 1, 2006.

SFAS No. 123R permits public companies to adopt its requirements using one of two methods:
(i)	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.

(ii)	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
The Group is currently evaluating the above methods of adoption.

As permitted by SFAS No. 123, the Group currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method. Accordingly, the adoption of SFAS No. 123R’s fair value method will have a significant impact on the Group’s results of operations, although it will have no impact on the Group’s overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Group adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 3.

Notes to Consolidated Financial Statements (continued)
December 31, 2005
(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

35.	Recent accounting pronouncements (continued)

In March 2005, the FASB issued Interpretation, or FIN, No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB SFAS No. 143, Accounting for Asset Retirement Obligations, which clarifies the term “conditional asset retirement obligations” and specifically when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN No. 47 were effective on December 15, 2005. The adoption of FIN No. 47 did not have a material effect on our consolidated results of operations or financial condition.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). SFAS 154 replaces APB Opinion No. 20 (“APB 20”), Accounting Changes and FASB Statement No. 3, Reporting Accounting Charges in Interim Financial Statements. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that a correction of errors in previously issued financial statements should be termed a “restatement.” APB 20 previously required most voluntary changes in accounting principle to be recognized by including in net income at the period of change the cumulative effect of changing to the new accounting principle. In addition, SFAS No. 154 carries forward without change the guidance contained in APB 20 for reporting a correction of an error in previously issued financial statements and a change in accounting estimate. The new standard is effective for accounting changes and correction of errors made after January 1, 2006. The Group does not expect the adoption of SFAS No. 154 to have a material impact on its consolidated financial statements.