Form 20-F/A
period 2005-12-31
PACIFIC INTERNET LTD
filed 2007-06-22
CIK 1074245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

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

Yes  ☐    No  ☐

EXPLANATORY NOTE

Overview

The Company is filing this Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2005 (“Amendment No. 1”), which was originally filed on June 30, 2006 (“Original Form 20-F”), solely to amend the following:

•	Item 3A “Selected Financial Data”

•	Item 3D “Risk Factors – Risks Related to our Financial Condition”

•	Item 4A. “History and Development”

•	Item 4B “Business Overview – Services”

•	Item 5 “Operating and Financial Review and Prospects”

•	Item 18 “Financial Statements”

•	Item 19 “Exhibits”

Background

As announced in the Company’s Form 6-K dated June 6, 2007, the Company reviewed its financial statements for the years 2000 through 2006. Following such review, the Company determined that its investments in two of its investee companies incorporated in Thailand should have been consolidated into the Company’s financial statements since January 2000, as the Company had in fact voting control in both entities since that date. The Company has historically accounted for its investments in the above two entities using the equity method of accounting. Consequently, the Company has restated its financial statements for the years ended December 31, 2000 through 2006 to consolidate the two entities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 94 – Consolidation of All Majority-Owned Subsidiaries. In consolidating these entities, the Company assessed that it should bear losses in excess of the minority’s interest in the equity of these entities, as the minority interests did not have a binding obligation to fund those losses.

The Company determined that for the years ended December 31, 2001 and 2002, the impact of the restatement on the Company’s financial statements might be deemed to be material. Specifically, the Company determined that for the year ended December 31, 2001, the Company’s net loss would be approximately 12.8% higher versus our previously reported results, and for the year ended December 31, 2002, the Company’s net income would be approximately 12.5% lower than our previously reported results.

The Company therefore is amending and restating the financial information contained in Item 18 of the Original Form 20-F in this Amendment No. 1. In order to provide disclosure on the restatement for the years prior to those covered by Item 18, the Company is including selected financial data under Item 3A for each of the years in the six-year period from 2000 through 2005.

Impacts of the Adjustments

The following tables set forth the effects of the restatement on the previously reported consolidated statements of operations and comprehensive income for each of the financial years ended December 31, 2000, 2001, 2002, 2003, 2004 and 2005:

	Year Ended December 31, 2000			Year Ended December 31, 2001
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands except per Share data)			(in thousands except per Share data)
	S$	S$	S$	S$	S$	S$
Revenues
Dial-up access	62,659	—	62,659	69,499	—	69,499
Broadband access	2,339	—	2,339	17,923	—	17,923
Leased line access	25,219	—	25,219	27,482	—	27,482
Value-added services/IP Services	8,533	—	8,533	9,994	—	9,994
Commission revenue	4,293	—	4,293	8,203	—	8,203
Other	3,199	—	3,199	7,976	—	7,976

	106,242	—	106,242	141,077	—	141,077
Toll rebates, net of expired rebates	3,044	—	3,044	—	—	—

Net Revenues	109,286	—	109,286	141,077	—	141,077
Cost of sales	36,862	7	36,869	57,193	(4)	57,189

Gross profit	72,424	(7)	72,417	83,884	4	83,888
Other operating costs and expenses
Selling, general and administrative expenses	70,754	2,663	73,417	68,577	962	69,539
Depreciation	7,906	241	8,147	11,135	454	11,589
Amortization of intangible assets	9,917	—	9,917	9,754	—	9,754
Impairment of fixed assets	—	—	—	3,332	—	3,332
Allowance for doubtful accounts receivable	2,183	—	2,183	4,522	—	4,522

Total other operating costs and expenses	90,760	2,904	93,664	97,320	1,416	98,736

Operating loss	(18,336)	(2,911)	(21,247)	(13,436)	(1,412)	(14,848)

Other income (expense)
Interest income	1,930	102	2,032	558	70	628
Interest expense	(360)	—	(360)	(809)	—	(809)
Gain on disposal of quoted investment	1,718	—	1,718	24	—	24
Equity in loss of unconsolidated affiliates	(5,624)	(919)	(6,543)	(4,624)	(1,522)	(6,146)
Foreign exchange gain	545	(18)	527	1,013	42	1,055
Others	296	2,806	3,102	734	907	1,641

Total other (expenses) income	(1,495)	1,971	476	(3,104)	(503)	(3,607)

Loss before income taxes and minority interest	(19,831)	(940)	(20,771)	(16,540)	(1,915)	(18,455)
Provision for income taxes	(2,621)	—	(2,621)	458	—	458

	(22,452)	(940)	(23,392)	(16,082)	(1,915)	(17,997)
Minority interest	47	—	47	1,117	—	1,117

Net loss	(22,405)	(940)	(23,345)	(14,965)	(1,915)	(16,880)
Other comprehensive loss
Foreign currency translation	(1,231)	(279)	(1,510)	(841)	(223)	(1,064)

Comprehensive loss	(23,636)	(1,219)	(24,885)	(15,806)	(2,138)	(17,944)

Net loss per share:
Basic	$(1.75)	(0.07)	$(1.82)	$(1.17)	(0.15)	$(1.32)

Diluted	$(1.75)	(0.07)	$(1.82)	$(1.17)	(0.15)	$(1.32)

	Year Ended December 31, 2002			Year Ended December 31, 2003
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands except per Share data)			(in thousands except per Share data)
	S$	S$	S$	S$	S$	S$
Revenues
Dial-up access	58,421	106	58,527	47,792	(106)	47,686
Broadband access	41,635	(266)	41,369	66,918	267	67,185
Leased line access	25,818	—	25,818	22,934	20	22,954
Value-added services/IP Services	13,012	—	13,012	16,044	62	16,106
Commission revenue	9,043	—	9,043	6,808	—	6,808
Other	9,101	—	9,101	6,997	157	7,154

	157,030	(160)	156,870	167,493	400	167,893
Cost of sales	64,648	(200)	64,448	73,866	339	74,205

Gross profit	92,382	40	92,422	93,627	61	93,688
Other operating costs and expenses
Selling, general and administrative expenses	69,490	175	69,665	72,702	328	73,030
Depreciation	10,610	456	11,066	9,612	471	10,083
Amortization of intangible assets	1,587	—	1,587	1,021	—	1,021
Allowance for doubtful accounts receivable	2,639	—	2,639	2,079	—	2,079

Total other operating costs and expenses	84,326	631	84,957	85,414	799	86,213

Operating income	8,056	(591)	7,465	8,213	(738)	7,475

Other income (expense)
Interest income	414	60	474	367	114	481
Interest expense	(705)	—	(705)	(251)	—	(251)
Gain on disposal of quoted investment	—	—	—	69	—	69
Equity in loss of unconsolidated affiliates	(1,738)	(205)	(1,943)	(244)	(91)	(335)
Foreign exchange (loss) gain	(695)	(82)	(777)	549	149	698
Others	919	457	1,376	317	469	786

Total other (expenses) income	(1,805)	230	(1,575)	807	641	1,448

Income before income taxes and minority interest	6,251	(361)	5,890	9,020	(97)	8,923
Provision for income taxes	(4,199)	—	(4,199)	(3,650)	—	(3,650)

	2,052	(361)	1,691	5,370	(97)	5,273
Minority interest	838	—	838	(325)	—	(325)
Cumulative effect adjustment – net of tax	—	—	—	(220)	—	(220)

Net income	2,890	(361)	2,529	4,825	(97)	4,728
Other comprehensive income (loss)
Foreign currency translation	766	30	796	3,516	(65)	3,451
Unrealized (loss) gain (net of income tax) in available-for-sale securities	(50)	—	(50)	22	—	22

Comprehensive income (loss)	3,606	(331)	3,275	8,363	(162)	8,201

Net income per share:
Basic – before accounting change	$0.23	$(0.03)	$0.20	$0.39	$(0.01)	$0.38
Cumulative effect adjustment	—	—	—	(0.02)	—	(0.02)

Basic – after accounting change	$0.23	$(0.03)	$0.20	$0.37	$(0.01)	$0.36

Diluted – before accounting change	$0.23	$(0.03)	$0.20	$0.38	$(0.01)	$0.37
Cumulative effect adjustment	—	—	—	(0.02)	—	(0.02)

Diluted – after accounting change	$0.23	$(0.03)	$0.20	$0.36	$(0.01)	$0.35

	Year Ended December 31, 2004			Year Ended December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands except per Share data)			(in thousands except per Share data)
	S$	S$	S$	S$	S$	S$
Revenues
Dial-up access	38,708	—	38,708	29,247	—	29,247
Broadband access	80,104	—	80,104	84,646	17	84,663
Leased line access	21,038	33	21,071	21,978	1,827	23,805
Value-added services/IP Services	18,364	184	18,548	25,361	388	25,749
Commission revenue	6,537	—	6,537	6,122	—	6,122
Other	5,008	242	5,250	3,063	478	3,541

	169,759	459	170,218	170,417	2,710	173,127
Cost of sales	76,243	215	76,458	80,263	2,074	82,337

Gross profit	93,516	244	93,760	90,154	636	90,790
Other operating costs and expenses
Selling, general and administrative expenses	70,998	445	71,443	70,336	418	70,754
Depreciation	8,519	508	9,027	7,675	405	8,080
Amortization of intangible assets	380	—	380	425	—	425
Allowance for doubtful accounts receivable	1,506	4	1,510	1,488	35	1,523

Total other operating costs and expenses	81,403	957	82,360	79,924	858	80,782

Operating income	12,113	(713)	11,400	10,230	(222)	10,008
Other income (expense)
Interest income	427	158	585	1,159	158	1,317
Interest expense	(141)	—	(141)	(147)	—	(147)
Gain on disposal of quoted investment	—	—	—	—	—	—
Equity in gain of unconsolidated affiliates	306	305	611	669	(186)	483
Foreign exchange loss	(425)	(65)	(490)	(66)	(110)	(176)
Others	347	487	834	1,404	484	1,888

Total other income	514	885	1,399	3,019	346	3,365

Income before income taxes and minority interest	12,627	172	12,799	13,249	124	13,373
Provision for income taxes	(3,143)	—	(3,143)	(2,083)	—	(2,083)

	9,484	172	9,656	11,166	124	11,290
Minority interest	(97)	—	(97)	(342)	—	(342)
Cumulative effect adjustment – net of tax	—	—	—	(4)	—	(4)

Net income before extraordinary item	9,387	172	9,559	10,820	124	10,944
Extraordinary item – net of tax of S$nil	743	—	743	—	—	—

Net income	10,130	172	10,302	10,820	124	10,944

Other comprehensive income
Foreign currency translation	77	22	99	(350)	6	(344)
Unrealized loss (net of income tax) in available-for-sale securities	(23)	—	(23)	(26)	—	(26)

Comprehensive income	10,184	194	10,378	10,444	130	10,574

Net income per share:
Basic – before extraordinary item	$0.71	$0.01	$0.72	$0.81	$0.01	$0.82
Extraordinary item	0.06	—	0.06	—	—	—

Basic – after extraordinary item	$0.77	$0.01	$0.78	$0.81	$0.01	$0.82

Diluted – before extraordinary item	$0.69	$0.02	$0.71	$0.81	$0.01	$0.82
Extraordinary item	0.06	—	0.06	—	—	—

Diluted – after extraordinary item	$0.75	$0.02	$0.77	$0.81	$0.01	$0.82

The following tables set forth the effect of the restatement on the previously reported consolidated balance sheets as of December 31, 2000, 2001, 2002, 2003, 2004 and 2005:

	December 31, 2000			December 31, 2001
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Current assets:
Cash and cash equivalents	18,305	590	18,895	24,001	341	24,342
Fixed deposits with financial institutions	3,232	214	3,446	—	201	201
Accounts receivable, net of allowance for doubtful accounts	32,672	—	32,672	33,006	—	33,006
Receivables from related parties	8,088	2,176	10,264	8,223	(18)	8,205
Inventories	284	—	284	164	—	164
Prepaid expenses and other current assets	4,731	306	5,037	3,001	35	3,036
Loan Receivable	1,658	—	1,658	549	—	549
Deferred income taxes	534	—	534	2,328	—	2,328

Total current assets	69,504	3,286	72,790	71,272	559	71,831

Non-current assets:
Investments in unconsolidated subsidiary & affiliates	4,487	(2,933)	1,554	20	(18)	2
Long term investments	—	—	—	349	—	349
Fixed assets and website development costs – net	27,383	2,126	29,509	26,179	1,554	27,733
Intangible assets	4,075	—	4,075	2,994	—	2,994
Goodwill	32,570	(162)	32,408	25,330	(348)	24,982
Long term receivables and loan receivable from unconsolidated affiliates	2,547	(2,547)	—	4,767	(4,767)	—
Deposits and other assets	246	69	315	1,239	62	1,301
Deferred income taxes	540	—	540	941	—	941

Total non-current assets	71,848	(3,447)	68,401	61,819	(3,517)	58,302

Total assets	141,352	(161)	141,191	133,091	(2,958)	130,133

	December 31, 2000			December 31, 2001
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Current liabilities:
Bank borrowings	1,987	—	1,987	3,920	—	3,920
Accounts payable	12,544	319	12,863	10,903	86	10,989
Payables to related parties	18,479	9	18,488	19,426	—	19,426
Accrued expenses and other current liabilities	24,364	137	24,501	23,522	313	23,835
Deferred income	678	—	678	3,162	—	3,162
Current portion of capital lease obligations with related parties	876	—	876	227	—	227
Current portion of capital lease obligations with unrelated parties	—	—	—	452	—	452
Loan payable	1,658	—	1,658	_	—	—
Income tax payable	1,927	—	1,927	2,074	—	2,074

Total current liabilities	62,513	465	62,978	63,686	399	64,085

Non-current liabilities:
Capital lease obligations with related parties, less current portion	258	—	258	—	—	—
Capital lease obligations with unrelated parties, less current portion	—	—	—	587	—	587
Deferred income	97	—	97	40	—	40
Deferred income taxes	3,358	—	3,358	3,272	—	3,272

Total non-current liabilities	3,713	—	3,713	3,899	—	3,899

Minority interest	1,453	593	2,046	3,598	—	3,598

Shareholders’ equity:
Ordinary shares, issued and outstanding	25,631	—	25,631	25,631	—	25,631
Additional paid-in capital	91,235	—	91,235	93,424	—	93,424
Accumulated other comprehensive income	(2,101)	(279)	(2,380)	(2,942)	(502)	(3,444)
Accumulated deficit	(37,781)	(940)	(38,721)	(52,746)	(2,855)	(55,601)
Deferred compensation	(3,311)	—	(3,311)	(1,459)	—	(1,459)

Total shareholders’ equity	73,673	(1,219)	72,454	61,908	(3,357)	58,551

Total liabilities and shareholders’ equity	141,352	(161)	141,191	133,091	(2,958)	130,133

	December 31, 2002			December 31, 2003
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Current assets:
Cash and cash equivalents	35,179	17	35,196	41,905	48	41,953
Fixed deposits with financial institutions	—	292	292	—	295	295
Short term investments	250	—	250	—	—	—
Accounts receivable, net of allowance for doubtful accounts	29,059	(160)	28,899	26,869	23	26,892
Receivables from related parties	5,302	(127)	5,175	4,123	14	4,137
Inventories	482	—	482	340	4	344
Prepaid expenses and other current assets	2,840	35	2,875	3,356	21	3,377
Loan Receivable	111	—	111	—	—	—
Deferred income taxes	1,288	—	1,288	1,620	—	1,620

Total current assets	74,511	57	74,568	78,213	405	78,618

Non-current assets:
Investments in unconsolidated subsidiary & affiliates	2	—	2	2	—	2
Long term investments	202	—	202	35	—	35
Fixed assets – net	21,121	1,146	22,267	18,742	811	19,553
Intangible assets	1,224	—	1,224	805	—	805
Goodwill	26,344	(348)	25,996	28,903	126	29,029
Long term receivables and loan receivable from unconsolidated affiliates	4,987	(4,474)	513	5,081	(4,845)	236
Deposits and other assets	977	60	1,037	377	60	437
Deferred income taxes	646	—	646	582	—	582

Total non-current assets	55,503	(3,616)	51,887	54,527	(3,848)	50,679

Total assets	130,014	(3,559)	126,455	132,740	(3,443)	129,297

	December 31, 2002			December 31, 2003
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Current liabilities:
Bank borrowings	3,236	—	3,236	2,644	—	2,644
Accounts payable	12,730	(179)	12,551	13,500	11	13,511
Payables to related parties	12,507	—	12,507	1,078	—	1,078
Accrued expenses and other current liabilities	23,706	308	24,014	24,990	396	25,386
Deferred income	2,263	—	2,263	2,279	—	2,279
Current portion of capital lease obligations	498	—	498	453	—	453
Income tax payable	3,186	—	3,186	4,154	—	4,154

Total current liabilities	58,126	129	58,255	49,098	407	49,505

Non-current liabilities:
Capital lease obligations, less current portion	810	—	810	704	—	704
Deferred income taxes	2,410	—	2,410	1,878	—	1,878

Total non-current liabilities	3,220	—	3,220	2,582	—	2,582

Minority interest	2,760	—	2,760	3,085	—	3,085

Shareholders’ equity:
Ordinary shares, issued and outstanding	25,631	—	25,631	26,069	—	26,069
Additional paid-in capital	92,741	—	92,741	95,733	—	95,733
Accumulated other comprehensive income	(2,226)	(472)	(2,698)	1,312	(537)	775
Accumulated deficit	(49,856)	(3,216)	(53,072)	(45,031)	(3,313)	(48,344)
Deferred compensation	(382)	—	(382)	(108)	—	(108)

Total shareholders’ equity	65,908	(3,688)	62,220	77,975	(3,850)	74,125

Total liabilities and shareholders’ equity	130,014	(3,559)	126,455	132,740	(3,443)	129,297

	December 31, 2004			December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Current assets:
Cash and cash equivalents	57,964	83	58,047	58,421	97	58,518
Fixed deposits with financial institutions	—	294	294	1,151	287	1,438
Accounts receivable, net of allowance for doubtful accounts	25,174	60	25,234	28,119	332	28,451
Receivables from related parties	4,413	384	4,797	498	1,557	2,055
Inventories	341	35	376	377	23	400
Prepaid expenses and other current assets	2,651	46	2,697	6,741	383	7,124
Deferred income taxes	1,468	—	1,468	1,828	—	1,828

Total current assets	92,011	902	92,913	97,135	2,679	99,814

Non-current assets:
Investments in unconsolidated subsidiary & affiliates	2	—	2	346	(344)	2
Long term investments	32	—	32	46	—	46
Fixed assets – net	17,860	553	18,413	18,040	1,110	19,150
Intangible assets	561	—	561	4,390	—	4,390
Goodwill	28,206	126	28,332	32,012	126	32,138
Long term receivables and loan receivable from unconsolidated affiliates	4,957	(4,812)	145	8,802	(6,312)	2,490
Deposits and other assets	262	60	322	294	86	380
Deferred income taxes	533	—	533	676	—	676

Total non-current assets	52,413	(4,073)	48,340	64,606	(5,334)	59,272

Total assets	144,424	(3,171)	141,253	161,741	(2,655)	159,086

	December 31, 2004			December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Current liabilities:
Bank borrowings	$2,526	—	$2,526	$2,460	—	$2,460
Accounts payable	9,858	82	9,940	11,226	233	11,459
Payables to related parties	951	—	951	910	(5)	905
Accrued expenses and other current liabilities	26,553	403	26,956	29,998	643	30,641
Deferred income	5,594	—	5,594	7,384	—	7,384
Current portion of capital lease obligations	470	—	470	317	—	317
Income tax payable	4,295	—	4,295	3,892	—	3,892

Total current liabilities	50,247	485	50,732	56,187	871	57,058

Non-current liabilities:
Capital lease obligations, less current portion	524	—	524	297	—	297
Deferred income taxes	1,554	—	1,554	1,765	—	1,765

Total non-current liabilities	2,078	—	2,078	2,062	—	2,062

Minority interest	1,480	—	1,480	1,820	—	1,820

Shareholders’ equity:
Ordinary shares, issued and outstanding	26,588	—	26,588	26,824	—	26,824
Additional paid-in capital	97,636	—	97,636	97,939	—	97,939
Accumulated other comprehensive income	1,366	(515)	851	990	(509)	481
Accumulated deficit	(34,901)	(3,141)	(38,042)	(24,081)	(3,017)	(27,098)
Deferred compensation	(70)	—	(70)	—	—	—

Total shareholders’ equity	90,619	(3,656)	86,963	101,672	(3,526)	98,146

Total liabilities and shareholders’ equity	144,424	(3,171)	141,253	161,741	(2,655)	159,086

The following tables set forth the effects of the restatement on the previously reported consolidated statements of cash flows for each of the financial years ended December 31, 2000, 2001, 2002, 2003, 2004 and 2005:

	Year Ended December 31, 2000			Year Ended December 31, 2001
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Cash flows from operating activities:
Net loss	(22,405)	(940)	(23,345)	(14,965)	(1,915)	(16,880)
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates	5,624	919	6,543	4,624	1,522	6,146
Allowance for doubtful accounts receivable	2,183	—	2,183	4,522	—	4,522
Depreciation expense	7,906	241	8,147	11,135	454	11,589
Amortization of intangible assets	9,917	—	9,917	9,754	—	9,754
Minority interest	(47)	—	(47)	(1,117)	—	(1,117)
Provision (Credit) for deferred income taxes	1,012	—	1,012	(2,117)	—	(2,117)
Realized gain on disposal of quoted investment	(1,718)	—	(1,718)	(24)	—	(24)
Loss on disposal of fixed assets	16	—	16	149	7	156
Write-off of fixed assets	438	—	438	434	—	434
Amortization of deferred compensation	1,577	(279)	1,298	1,257	—	1,257
Impairment of fixed assets	—	—	—	3,332	—	3,332
Deferred government grant	(1,194)	—	(1,194)	—	—	—
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	(19,898)	4	(19,894)	1,827	(776)	1,051
Balances with related parties	3,753	(1,935)	1,818	(2,059)	(3,799)	(5,858)
Inventories, net	116	—	116	147	—	147
Prepaid expenses and other current assets	695	(289)	406	(561)	271	(290)
Accounts payable	9,484	200	9,684	(4,240)	(219)	(4,459)
Other payables	669	(348)	321	(3,519)	195	(3,324)
Deferred income	(1,801)	(83)	(1,884)	338	—	338
Income tax payable	(1,128)	—	(1,128)	89	—	89

Net cash (used in) provided by operating activities	(4,801)	(2,510)	(7,311)	9,006	(4,260)	4,746

	Year Ended December 31, 2000			Year Ended December 31, 2001
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Cash flows from investing activities:
Acquisition of fixed assets	(14,287)	(2,193)	(16,480)	(7,992)	(123)	(8,115)
Investment in unconsolidated affiliates	(4,694)	2,888	(1,806)	—	—	—
Proceeds from divestment of unquoted investment	1,943	—	1,943	644	—	644
Proceeds from divestment of subsidiary	—	—	—	5,157	—	5,157
Acquisition of a subsidiary, net of cash received	(16,346)	—	(16,346)	—	—	—
Proceeds from disposal of fixed assets	208	72	280	192	102	294
Web development costs	(816)	—	(816)	(133)	—	(133)
Fixed deposit with maturity of more than 90 days	—	(214)	(214)	—	—	—
Release of pledged fixed deposits	—	—	—	3,232	—	3,232
Purchase of intangible assets	(71)	—	(71)	(154)	—	(154)
Loan to affiliates	(2,547)	2,547	—	(4,213)	4,032	(181)

Net cash (used in) provided by investing activities	(36,610)	3,100	(33,510)	(3,267)	4,011	744

Cash flows from financing activities:
Proceeds from bank borrowings	1,987	—	1,987	864	—	864
Repayment of bank borrowings	—	—	—	—	—	—
Repayment of capital lease obligations	(1,170)	—	(1,170)	(907)	—	(907)
Repayment of loan from affiliates	—	—	—	—	—	—
Proceeds from issuance of ordinary shares	4,971	—	4,971	—	—	—

Net cash provided by (used in) financing activities	5,788	—	5,788	(43)	—	(43)
Net (decrease)/increase in cash and cash equivalents	(35,623)	590	(35,033)	5,696	(249)	5,447
Cash and cash equivalents at beginning of year	53,928	—	53,928	18,305	590	18,895

Cash and cash equivalents at end of year	18,305	590	18,895	24,001	341	24,342

	Year Ended December 31, 2002			Year Ended December 31, 2003
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Cash flows from operating activities:
Net income	2,890	(361)	2,529	4,825	(97)	4,728
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates	1,738	205	1,943	244	91	335
Allowance for doubtful accounts receivable	2,639	—	2,639	2,079	—	2,079
Depreciation expense	10,610	456	11,066	9,612	471	10,083
Amortization of intangible assets	1,587	—	1,587	1,021	—	1,021
Minority interest	(838)	—	(838)	325	—	325
Provision (Credit) for deferred income taxes	473	—	473	(860)	—	(860)
Realized gain on disposal of quoted investment	—	—	—	(69)	—	(69)
(Gain)/loss on disposal of fixed assets	(34)	7	(27)	53	—	53
Write-off of fixed assets	215	—	215	26	—	26
Amortization of deferred compensation	394	—	394	2,375	—	2,375
Cumulative effect adjustment – net of tax	—	—	—	220	—	220
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	1,200	160	1,360	111	(183)	(72)
Balances with related parties	(1,560)	(814)	(2,374)	(5,706)	(232)	(5,938)
Inventories, net	(318)	—	(318)	142	(4)	138
Prepaid expenses and other current assets	958	189	1,147	87	14	101
Accounts payable	1,827	(265)	1,562	770	190	960
Other payables	(106)	(42)	(148)	552	(462)	90
Deferred income	(96)	—	(96)	16	—	16
Income tax payable	1,112	—	1,112	968	—	968

Net cash provided by operating activities	22,691	(465)	22,226	16,791	(212)	16,579

	Year Ended December 31, 2002			Year Ended December 31, 2003
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Cash flows from investing activities:
Acquisition of fixed assets	(5,516)	—	(5,516)	(5,735)	(125)	(5,860)
Acquisition of a subsidiary, net of cash received	—	—	—	(429)	—	(429)
Fixed deposit with maturity of more than 90 days	—	(83)	(83)	—	—	—
Proceeds from disposal of fixed assets	246	4	250	153	—	153
Proceeds from disposal of short term investment	—	—	—	250	—	250
Purchase of marketable securities	(250)	—	(250)	—	—	—
Purchase of quoted equity investment	—	—	—	(63)	—	(63)
Proceeds from disposal of quoted equity investment	—	—	—	299	—	299
Purchase of intangible assets	(165)	—	(165)	(570)	—	(570)
(Loan to) Repayments received from affiliates	(220)	220	—	(94)	371	277

Net cash used in investing activities	(5,905)	141	(5,764)	(6,189)	246	(5,943)

Cash flows from financing activities:
Proceeds from bank borrowings	947	—	947	—	—	—
Repayment of bank borrowings	(1,631)	—	(1,631)	(605)	—	(605)
Repayment of capital lease obligations	(780)	—	(780)	(840)	—	(840)
Repayment of loan from affiliates	(4,050)	—	(4,050)	(4,250)	—	(4,250)
Proceeds from issuance of ordinary shares	—	—	—	1,329	—	1,329

Net cash used in financing activities	(5,514)	—	(5,514)	(4,366)	—	(4,366)
Net increase in cash and cash equivalents	11,272	(324)	10,948	6,236	34	6,270
Cash and cash equivalents at beginning of year	24,001	341	24,342	35,179	17	35,196
Effect of exchange rate changes on cash and cash equivalents	(94)	—	(94)	490	(3)	487

Cash and cash equivalents at end of year	35,179	17	35,196	41,905	48	41,953

	Year Ended December 31, 2004			Year Ended December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Cash flows from operating activities:
Net income	10,130	172	10,302	10,820	124	10,944
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates	(306)	(305)	(611)	(669)	186	(483)
Allowance for doubtful accounts receivable	1,506	4	1,510	1,488	35	1,523
Depreciation expense	8,519	508	9,027	7,675	405	8,080
Amortization of intangible assets	380	—	380	425	—	425
Minority interest	97	—	97	342	—	342
(Credit) provision for deferred income taxes	(123)	—	(123)	15	—	15
Loss on disposal of fixed assets	26	—	26	53	—	53
Write-off of fixed assets	21	—	21	4	—	4
Amortization (write back) of deferred compensation	842	—	842	(46)	—	(46)
Extraordinary item	(743)	—	(743)	—	—	—
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	189	(41)	148	(2,523)	(307)	(2,830)
Balances with related parties	(111)	(65)	(176)	354	1,138	1,492
Inventories, net	(1)	(31)	(32)	80	12	92
Prepaid expenses and other current assets	820	(25)	795	(3,282)	(363)	(3,645)
Accounts payable	(3,642)	71	(3,571)	(506)	152	(354)
Other payables	2,350	(1)	2,349	(1,392)	(403)	(1,795)
Deferred income	3,315	—	3,315	1,790	—	1,790
Income tax payable	141	—	141	(753)	—	(753)

Net cash provided by operating activities	23,410	287	23,697	13,875	979	14,854

	Year Ended December 31, 2004			Year Ended December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	(in thousands)			(in thousands)
	S$	S$	S$	S$	S$	S$
Cash flows from investing activities:
Acquisition of fixed assets	(8,031)	(251)	(8,282)	(7,640)	(965)	(8,605)
Acquisition of a subsidiary, net of cash received	—	—	—	(2,124)	—	(2,124)
Acquisition of minority interest	(300)	—	(300)	—	—	—
Fixed deposit with maturity of more than 90 days	—	—	—	(1,151)	—	(1,151)
Proceeds from disposal of fixed assets	282	—	282	12	—	12
Purchase of intangible assets	(156)	—	(156)	(2,607)	—	(2,607)

Net cash used in investing activities	(8,205)	(251)	(8,456)	(13,510)	(965)	(14,475)

Cash flows from financing activities:
Proceeds from bank borrowings	14	—	14	5	—	5
Repayment of bank borrowings	(132)	—	(132)	(71)	—	(71)
Repayment of capital lease obligations	(465)	—	(465)	(502)	—	(502)
Proceeds from issuance of ordinary shares	1,618	—	1,618	656	—	656

Net cash provided by financing activities	1,035	—	1,035	88	—	88
Net increase in cash and cash equivalents	16,240	36	16,276	453	14	467
Cash and cash equivalents at beginning of year	41,905	48	41,953	57,964	83	58,047
Effect of exchange rate changes on cash and cash equivalents	(181)	(1)	(182)	4	—	4

Cash and cash equivalents at end of year	57,964	83	58,047	58,421	97	58,518

Amendments to the Original Form 20-F

The following sections of the Original Form 20-F have been amended in connection with the restatement: Item 3A “Selected Financial Data;” Item 3D “Risk Factors – Risks Related to our Financial Condition,” Item 4A “History and Development,” Item 4B “Business Overview – Services,” Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements.” Previously filed annual reports on Form 20-F and reports on Form 6-K affected by the restatement have not been amended and should not be relied upon.

This Amendment No. 1 also amends Item 19 “Exhibits” to include Exhibit 4.42 and Exhibit 4.43. Exhibit 4.42 is the subject of a confidential treatment request currently pending with the U.S. Securities and Exchange Commission. Portions of Exhibit 4.42 have been omitted pursuant to the request for confidential treatment. In addition, in accordance with U.S. Securities and Exchange Commission requirements, this Amendment No. 1 includes updated certifications from the Company’s Chief Executive Officer and Chief Financial Officer as Exhibits 12.1, 12.2 and 13.1.

Except as related to the restatement of the Company’s financial statements and other information described in the above-referenced sections, this Amendment No. 1 (i) does not amend or update any results or information from that contained in the Original Form 20-F; (ii) speaks only as of the filing date of the Original Form 20-F; and (iii) does not reflect any events or developments that have occurred subsequent to the Original Form 20-F filing date. Accordingly, you should read this Amendment No. 1 together with other documents that we have filed with and furnished to the U.S. Securities and Exchange Commission subsequent to the filing date of the Original Form 20-F. Information in such documents updates and supersedes certain information contained in the Original Form 20-F and this Amendment No. 1. The filing of this Amendment No. 1 shall not be deemed an admission that the Original Form 20-F, when made, included any known, untrue statements of material fact or knowingly omitted to state a material fact required to be stated or necessary to make a statement not misleading in light of the circumstances in which it was made.

ITEM 3A.	SELECTED FINANCIAL DATA

The selected financial data presented below was derived from PacNet’s audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report, except for the summarized balance sheet data as of December 31, 2003, 2002, 2001 and 2000 and summarized statement of operations data for the years ended December 31, 2002, 2001 and 2000. Readers should note the following information regarding the selected financial data presented below:

As more fully described in Note 4 of the audited consolidated financial statements, PacNet has restated its consolidated financial statements. PacNet has restated its previously reported consolidated financial statements for the fiscal years 2000 to 2005. The selected data below includes all such restatement adjustments and covers the years ended December 31, 2005, 2004, 2003, 2002, 2001 and 2000. The audited restated consolidated balance sheets as of December 31, 2005 and 2004 and audited restated consolidated statements of operations and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended December 31, 2005, 2004 and 2003 are included elsewhere in this Annual Report on Form 20-F/A. PacNet has not issued restated consolidated financial statements for the years ended 2002, 2001 and 2000 or a restated consolidated balance sheet as of December 31, 2003 but selected unaudited information after the restatements are presented below.

	Year ended December 31,
	2000		2001		2002		2003		2004		2005		2005
	< ------------------------------------------------------- (Restated) ------------------------------------------------------------>
	(in thousands except per Share data, No. of Shares and Subscribers No. )
Consolidated Statement of Operations Data :
Total gross revenue	S$	106,242	S$	141,077	S$	156,870	S$	167,893	S$	170,218	S$	173,127	US$	104,118
Toll rebates		3,044		—		—		—		—		—		—
Total net revenue	S$	109,286	S$	141,077	S$	156,870	S$	167,893	S$	170,218	S$	173,127	US$	104,118

Operating income (loss)	S$	(21,247)	S$	(14,848)	S$	7,465	S$	7,475	S$	11,400	S$	10,008	US$	6,019

Net income (loss)	S$	(23,345)	S$	(16,880)	S$	2,529	S$	4,728	S$	10,302	S$	10,944	US$	6,581
Net income (loss) per share – basic (1)	S$	(1.82)	S$	(1.32)	S$	0.20	S$	0.36	S$	0.78	S$	0.82	US$	0.49
Net income (loss) per share – diluted (2)	S$	(1.82)	S$	(1.32)	S$	0.20	S$	0.35	S$	0.77	S$	0.82	US$	0.49
Weighted average number of ordinary shares outstanding – basic (1)		12,794,193		12,815,066		12,815,066		12,985,036		13,238,793		13,339,896		13,339,896
Weighted average number of ordinary shares outstanding – diluted (2)		12,794,193		12,815,066		12,815,066		13,249,096		13,429,615		13,384,706		13,384,706

Consolidated Balance Sheet Data:
Total assets	S$	141,191	S$	130,133	S$	126,455	S$	129,297	S$	141,253	S$	159,086	US$	95,673
Total debt (3)	S$	23,267	S$	24,612	S$	17,051	S$	4,879	S$	4,471	S$	3,979	US$	2,393
Total shareholders’ equity	S$	72,454	S$	58,551	S$	62,220	S$	74,125	S$	86,963	S$	98,146	US$	59,024
Capital stock (4)	S$	116,866	S$	119,055	S$	118,372	S$	121,802	S$	124,224	S$	124,763	US$	75,032
No. of ordinary shares (as adjusted to reflect change in capital)		171,500		—		—		219,625		259,487		118,069		118,069

Other Data:
Capital expenditures (5)	S$	16,480	S$	8,115	S$	5,516	S$	5,860	S$	8,282	S$	8,605	US$	5,175
Dial-up subscribers (at end of period) (6)		382,862		367,687		359,226		377,700		388,960		278,513		278,513
Leased line subscribers (at end of period) (6)		2,097		2,228		1,390		1,510		1,600		1,789		1,789
Broadband subscribers (at end of period) (6)		2,458		17,006		37,100		58,000		66,830		72,458		72,458

Note

(1)	Based on the weighted average number of shares deemed to be outstanding during the period.
(2)	Includes the dilutive effect of all outstanding options under the Group’s share option plans.
(3)	Includes capital lease obligations, bank borrowings and non-trade payables to related parties but excludes payables to related parties arising from transactions in the ordinary course of business.
(4)	Includes ordinary shares, issued and outstanding, and additional paid-in capital
(5)	The amounts shown above for capital expenditures are equal to the sums of the amounts presented on the Group’s Consolidated Statements of Cash Flows as “cash flows from investing activities—acquisition of fixed assets.”
(6)	For 2000 and 2001, this includes subscribers in Singapore, Hong Kong, the Philippines, Australia, India and Thailand. In addition, for the years 2002, 2003, 2004 and 2005, this also includes subscribers in Malaysia.

Exchange Rate Information

The following table sets forth the average, high, low and period-end Noon Buying Rate between Singapore dollars and U.S. dollars (in Singapore dollars per U.S. dollar) for the periods indicated starting in 2000.

	Singapore Dollars/U.S. Dollar Noon Buying Rate(1)
	Average(2)	Low	High	Period End
2000	1.72	1.65	1.76	1.73
2001	1.80	1.73	1.85	1.85
2002	1.79	1.73	1.85	1.74
2003	1.74	1.70	1.78	1.70
2004	1.69	1.63	1.73	1.63
2005	1.66	1.62	1.71	1.66
November		1.69	1.71	1.69
December		1.66	1.69	1.66

2006
January		1.62	1.65	1.62
February		1.62	1.64	1.62
March		1.61	1.63	1.62
April		1.58	1.62	1.58
May		1.51	1.53	1.53

(1)	The Noon Buying Rates were extracted from information available from the Federal Reserve Bank of New York.
(2)	The average rate is the average of the daily Noon Buying Rates on the last business day of each month during the relevant period.

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

ITEM 3D.	RISK FACTORS

Risks Related to Our Financial Condition

Our recent financial and business results may not be representative of what they may be in the future.

We have continued to maintain profitability since 2002. For the fiscal year ended December 31, 2005, we had net income in the amount of S$10.9 million (US$6.6 million). However, our recent financial results may not be representative of what they may be in the future. A number of factors may affect our future profitability, including, but not limited to, the following:

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

Over the years, PacNet has built a network infrastructure that enables us to target major cities, which have high demand and growth potential for telecommunications services. To retain existing customers and to gain new customers, PacNet intends to continue to enhance our network quality and customer service, strengthen our sales efforts through further customer segmentation and broaden our sales channel. We also intend to develop and roll out more VAS. In 2005, strongest revenue growth was seen in the VAS segment, with an increase of 38.8% from 2004. This was primarily contributed by Voice revenue from T3CP. Other VAS revenue includes global roaming, web hosting, anti-virus solution and wireless access. VAS revenue represented 15% of total revenue in 2005, compared to 11% in 2004.

Broadband continues to be the preferred access mode in the mature markets of Singapore and Hong Kong where users are migrating from dialup to high-speed Internet access in both consumer and corporate segments. Broadband contributed 48.9% to total revenue in 2005, the single largest revenue source for the Group. Our Subscriber base grew 8% from last year.

The Group will continue to execute strategies in broadband, corporate and regional businesses to drive growth. At the same time, PacNet will seek new international partnership opportunities to expand coverage in Asia-Pacific and leverage the respective expertise and technologies of these partners to strengthen its service offerings.

Capital Expenditures, Investment and Divestment

In 2003, amount of capital expenditures incurred totaled S$5.9 million, which was mainly for the purchase of network equipment on replacement basis. On July 2003, Digiway increased its equity interest in PITH from 41% to 51% for Baht 10 million. As a result, the Company’s effective interest in PITH was increased from 69.1% to 74.0%. On September 15, 2003, through PIAU, the Group acquired the customer lists of Product Information Services Pty Ltd (“Talent Internet”) for AU$0.25 million. There was no divestment during the year.

In 2004, amount of capital expenditures incurred totaled S$8.3 million (US$5.1 million), which was mainly for the purchase of network equipment on replacement basis. In January 2004, the Company acquired 5,084,746 ordinary shares of US$0.001 each, representing a 7.89% equity interest in Pacfusion, from the minority shareholder for S$0.3 million (US$0.2 million), in an effort of making Pacfusion a wholly owned subsidiary. As a result, the Company increased its equity interest in Pacfusion from 92.11% to 100%. In September 2004, PI Services acquired 18,462,000 ordinary shares of S$1 each, representing 92.5% equity interest in Safe2Travel, from TravelFusion for S$18.5 million (US$11.3 million). As a result, PI Services became the immediate holding company of Safe2Travel. In December 2004, the Company acquired 2 ordinary shares of $1 each, representing 100% equity interest in PI Services, from Pacfusion for a nominal sum.

In 2005, amount of capital expenditures incurred totaled S$8.6 million (US$5.2 million), which was mainly for the purchase of network equipment on a replacement basis.

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

The following table shows the source of the Group’s gross revenue (excluding associated companies) for the following periods:

	Year Ended December 31, (1)
	2003		2004		2005
(in thousands)	Amount	Percent	Amount	Percent	Amount	Amount	Percent
	S$		S$		S$	US$
	< ----------------------------------------------- Restated --------------------------------------------->
Singapore:
Access	79,722	47.4%	73,597	43.2%	65,906	39,635	38.1%
Ecommerce	1,715	1.0%	1,050	0.6%	10	6	0.0%
Travel	6,808	4.1%	6,537	3.8%	6,122	3,682	3.5%

Hong Kong :
Access	34,012	20.3%	33,797	19.9%	35,910	21,596	20.7%

Australia :
Access	31,921	19.0%	41,881	24.6%	50,380	30,298	29.1%

The Philippines :
Access	12,543	7.5%	11,896	7.0%	10,864	6,534	6.3%

Malaysia :
Access	932	0.6%	1,001	0.6%	1,225	737	0.7%

Thailand :
Access	240	0.1%	459	0.3%	2,710	1,630	1.6%

Total	167,893	100.0%	170,218	100.0%	173,127	104,118	100.0%

(1)	After eliminations.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the accompanying audited Restated Consolidated Financial Statements and the Notes thereto contained in this Annual Report on Form 20-F/A. The Restated Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003 have been prepared in accordance with U.S. Generally Accepted Accounting Principles.

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

In 2005, the Group continued to forge ahead strongly with its broadband and corporate focused strategy. The Group has seen its broadband subscriber numbers increase from 66,830 in year 2004 to 72,458 by the end of 2005 and strong growth in its corporate subscriber base in Hong Kong and Australia. The highest revenue growth, however, has come from the VAS sector, reporting a 38.8% growth in revenue from 2004. VAS includes global roaming, web hosting, anti-virus solutions, wireless access and voice services. In the last quarter of 2005, VAS benefited greatly from the acquisition of T3CP, a voice service provider the Group acquired in October 2005.

The Group closed 2005 with total revenues of S$173.1 million (US$104.1 million) and achieved net profit of S$10.9 million (US$6.6 million). This represents an improvement in revenue and net profit of 1.7% and 6.2% as compared to last year, respectively.

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

Legal contingencies

Pacific Internet is involved in material legal proceedings as disclosed in “Item 8A. Consolidated Statements and Other Financial Information — Other Information”. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling PacNet’s defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

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

On December 16, 2004, FASB issued FASB Statement No. 123 (revised 2004) — Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123. SFAS No. 123R supercedes APB No. 25 and amends FASB Statement No. 95 — Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all sharebased payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

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

2005 Compared to 2004

Net Revenues

The Group ended 2005 with total net revenues of S$173.1 million (US$104.1 million), which grew by 1.7% from last year. This was mainly due to the increase in broadband and value added services.

Dial-up Access. Dial-up revenues for the year were S$29.2 million (US$17.6 million), accounting for 16.9% of total revenues, down from 22.7% one year ago at S$38.7 million (US$23.7 million). The Group ended the year with 278,513 dial-up subscribers, a 28% decline from a year ago. As noted in the past trends, the Group’s more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband.

Broadband Access. Broadband Access revenues for the year were S$84.7 million (US$50.9 million). In terms of revenue mix, broadband revenue contributed 48.9% of the Group’s revenues for the year, an increase from a 47.1% contribution in 2004. As of 31 December 2005, the Group had 72,458 broadband subscribers, a growth of 8% over the previous year. The strong growth in broadband revenue was principally driven by the increase in corporate broadband subscribers in Singapore, Hong Kong and Australia. For the year ended 31 December 2005, Pacific Internet Australia’s broadband revenue increased 19.3% whilst subscriber base grew by 34.5% to 23,076. Pacific Internet Hong Kong also recorded a healthy broadband revenue growth of 9.4% for the year compared to last year. For the same period, Pacific Internet Philippines improved its broadband revenue by 29.3% compared to last year.

Leased Line Access. Leased line services are dedicated high-speed connectivity Internet services provided to corporate customers and include a wide array of Internet options that are customized solutions are per customers’ requirements. Leased Line Access revenues for the year were S$23.8 million (US$14.3 million), representing a growth of 13.0% when compared to last year. In terms of revenue mix, Leased Line Access revenues had a healthy contribution of 13.7% of the Group’s revenue for the year. The Group ended the year with 1,789 leased line subscribers, registering a year-on-year growth of 12%.

Value-Added Services (“VAS”). The Group currently provides a variety of VAS. This includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services, etc. Value-Added Services revenues at S$25.7 million (US$15.5 million) for the year, exhibited the highest growth amongst all revenue streams, representing growth of 38.8%, compared to last year. The year-on-year increase in revenue was mainly from services such as wireless access and voice services.

Commission revenues. Commission revenues relate to travel commission generated by the Group’s travel arm – Safe2Travel, which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned total commission revenue of S$6.1 million (US$3.7 million), representing a decrease of 6.3% as compared to last year. This was mainly due to intense competition faced by the travel industry. Although the commission revenues are recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group’s balance sheet relative to its revenues and cost of sales. As of 31 December 2005, Safe2Travel’s gross accounts receivable and accounts payables were S$11.1 million (US$6.7 million) and S$3.9 million (US$2.3 million), respectively.

Other revenues. Other revenues include interconnect revenue, e-services revenue, online gaming revenue and system integration revenues. Other revenues for the year were at S$3.5 million (US$2.1 million), representing decline of 32.6%, compared to last year.

Cost of Sales and Gross Profit Margin

The Group’s cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group’s modem pool. Compared to last year, cost of sales for the year at S$82.3 million (US$49.5 million) increased 7.7% and Gross Profit Margin for the year declined from 55.1% to 52.4%. The reduction was mainly due to competitive pricing pressure.

Operating Costs and Expenses

Staff Costs. Staff costs for the year was flat as compared to the previous year. The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies APB 25 and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. Stock options granted under the 4th tranche of PacNet Share Option Plan issued after 18 January 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No.25 and EITF 00-23 Issue 31. As of 31 December 2005, there are 1,125 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was a reversal of S$0.13 million (US$0.08 million) as compared to a charge of S$0.24 million (US$0.15 million) last year. The total stock-based compensation cost recognized by the Group for the year, was a reversal of S$0.1 million (US$0.06 million) compared to a charge of S$0.8 million (US$0.5 million) last year. Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues were 29.5% and 29.0% for this and last year respectively. The Group’s staff strength including the unconsolidated affiliates as at year-end was 1,075 compared to 1,119 a year ago.

Sales and Marketing Expenses. Sales and marketing expenses for the year were S$4.9 million (US$2.9 million). For the year, sales and marketing expenses showed a decrease of 11.2% compared to last year. This decline is a result of on-going efforts to achieve revenue growth without proportionate increase in sales and marketing expenses.

Other General and Administrative Expenses (“Other G&A”). Other G&A consists mainly of traveling expenses, office expenses and professional and consultancy fees. These expenses for the year at S$15.4 million (US$9.3 million) decreased by 1.6% over last year. For the year, other G&A accounted for 8.9% of net revenues, compared to 9.2% one year ago. The Group will continue to monitor this closely to ensure that increase is in line with business growth.

Depreciation and Amortization. Depreciation and Amortization for the year at S$8.5 million (US$5.1 million) were lower compared to last year. The reduction is due to lower depreciation charges, on account of more fully depreciated assets.

Allowance for Doubtful Accounts Receivables. For the year ended 31 December 2005, allowance for doubtful accounts receivables at S$1.5 million (US$0.9 million), increased marginally at 0.9% compared to 2004.

Other Income/(Expenses)

Other income/(expenses) consists largely of equity in gains of unconsolidated affiliates, net loss in foreign exchange, interest income earned and others. Other income for the year was S$3.4 million (US$2.0 million) compared to S$1.4 million (US$0.8 million) in 2004. The reasons for the increase in ‘other income’ are due to write-backs in the fourth quarter of 2005, primarily due to reversal of various accruals on expiry of limitation period, reversal of valuation allowances for deferred tax assets for two of our significant subsidiaries due to improved profit outlook in 2005 and increase in interest income.

Net Income

The Group’s full-year net income at S$10.9 million (US$6.6 million) grew by 6.2%.

Liquidity and Capital Resources

As of 31 December 2005, the Group held cash and bank balances and fixed deposits of S$60.0 million (US$36.08 million). Total cash generated for the year was S$0.5 million (US$0.3 million). For the year ended 31 December 2005, operating activities generated cash of S$14.9 million (US$9.0 million). This was offset by the outflow of S$14.5 million (US$8.7 million) in investing activities, which were mainly on account of acquisition of fixed assets and intangible assets. Cash provided by financing activities amounted to S$0.09 million (US$0.05 million).

2004 Compared to 2003

Net Revenues

Net revenue for the year increased to S$170.2 million (US$104.3 million) compared to last year. This was mainly due to the increase in broadband and value added services.

Dial-up Access. Dial-up revenue for the year was S$38.7 million (US$23.7 million), accounting for 22.7% of total revenues, down from 28.4% one year ago at S$47.7 million (US$28.1 million). The Group ended the year with 388,960 dial-up subscribers, a 3.0% improvement from a year ago. As noted in the past trends, the Group’s more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband. The increase in the subscribers in the Philippines was largely from the lower priced prepaid service compared to the traditional post paid dial-up services.

Broadband Access. Broadband revenue for the year rose 19.2% to S$80.1 million (US$49.1 million) compared to last year. As of 31 December 2004, the Group had 66,830 broadband subscribers, a growth of 15.2% over the previous year. The strong growth in broadband revenue was principally driven by the increase in corporate broadband subscribers in Singapore, Hong Kong and Australia.

For the year ended 31 December 2004, PacNet Australia’s broadband revenue increased 48.6% whilst subscriber base increased almost double to 17,160. For the same period, PacNet Singapore improved its broadband revenue by 13.3% to S$33.7 million (US$20.6 million). PacNet Hong Kong also recorded a healthy broadband revenue growth of 7.2% for the year compared to last year. The increase in broadband revenue from the growth in subscriber base was partially offset by reduction brought about by decreasing broadband ARPU. In terms of revenue mix, broadband revenue contributed 47.1% of the Group’s revenue for the year, an increase from a 39.9% contribution in 2003. Moving forward, PacNet expects broadband to continue to be the key revenue driver.

Leased Lines. Leased line revenue for the year was S$21.1 million (US$12.9 million), representing a decline of 8.2% when compared to last year. The reduction in consolidated subscriber base was a result of the small-and-medium businesses are turning to more affordable corporate broadband alternatives. In summary, revenues declined largely due to migration from existing leased line to more affordable alternatives and erosion of ARPU.

Value-Added Services (“VAS”). The Group currently provides a variety of VAS. This includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc. VAS revenue grew to S$18.5 million (US$11.3 million) this year, representing an increase of 15.2% year-on-year.

Commission revenues. Commission revenues relate to travel commission generated by the Group’s travel arm – Safe2Travel, which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned total commission revenue of S$6.5 million (US$4.0 million), representing 5.0% of its gross ticket sales of S$130.7 million (US$80.1 million). Although the commission revenues are recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group’s balance sheet relative to its revenues and cost of sales. As of 31 December 2004, Safe2Travel’s gross accounts receivable and accounts payables were S$10.3 million (US$6.3 million) and S$3.3 million (US$2.0 million), respectively. Commission revenues for 2004 decreased by 4.0% compared to 2003 mainly due to intense competition faced by the travel industry.

Other revenues. Other revenues include interconnect revenue, e-services revenue, online gaming revenue and system integration revenues. For the year, other revenues decreased by 26.6% compared to one year ago. This was largely due to a reduction in PacNet Singapore’s interconnect revenue and reduction in e-services revenue. The reduction in interconnect revenue was due to the expiry of the interconnect contract between PacNet Singapore and SingTel in September 2003.

Cost of Sales and Gross Profit

The Group’s cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group’s modem pool. When compared to last year, cost of sales for the year increased 3.0% and gross margin for the year declined slightly from 55.8% to 55.1%. The reduction was mainly due to competitive pricing pressure.

Operating Expenses

Staff Costs. Staff costs for the year was flat as compared to the previous year. The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies APB 25 and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees.

For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. Stock options granted under the 4th tranche of PacNet Share Option Plan issued after 18 January 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No.25 and FASB interpretation No.44, Issue 31 (“EITF 00-23 Issue 31”). As of 31 December 2004, there are 87,500 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was S$0.2 million (US$0.1 million) as compared to S$2.1 million (US$1.3 million) last year. The total stock-based compensation cost recognized by the Group for the year was S$0.8 million (US$0.5 million) compared to S$2.4 million (US$1.5 million) last year. Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 29.0% and 28.3% for this year and last year respectively. The Group’s staff strength including the unconsolidated affiliates as at year-end was 1,119 compared to 1,122 one year ago.

Sales and Marketing Expenses. Sales and marketing expenses for the year was S$5.5 million (US$3.4 million). For the year, sales and marketing expenses showed a decrease of 8.1% compared to last year. This decline is a result of on-going efforts to achieve revenue growth without proportionate increase in sales and marketing expenses.

Other General and Administrative Expenses (“Other G&A”). Other G&A consists mainly of traveling expenses, office expenses and professional and consultancy fees. For the year, other G&A accounted for 9.2% of net revenues, compared to 10.2% one year ago. The Group will continue to monitor this closely to ensure that increase is in line with business growth.

Depreciation and Amortization. Depreciation and amortization decreased 15.3% for the year ended 31 December 2004 compared to last year. The reduction is due to lower depreciation charges.

Allowance for Doubtful Accounts Receivable. For the year ended 31 December 2004, allowance for doubtful accounts receivable decreased 27.4% compared to last year, a result of more effective credit management.

Other Income / (Expenses)

Other income / (expenses) consists largely of equity in gains of unconsolidated affiliates, net loss in foreign exchange and interest income earned. Equity in gain of unconsolidated affiliates was contributed by gain incurred by the Group’s operations in Thailand but offset by the loss in operations in India. Compared to 2003, the Group has recorded a gain in affiliates for the year, an increase of 282.4% due to better results from the affiliates. This trend is expected to continue as these operations mature and grow.

Net loss in foreign exchange was mainly due to exchange differences arising from funding of operations in Hong Kong and the Philippines using Singapore dollars. These are largely due to the weakening of their currencies against the Singapore dollar.

Cumulative Effect Adjustment

In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement. SFAS 143 is effective from 1 January 2003, and the charge for the cumulative effect up to 31 December 2002 recognized by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

Extraordinary Item

This relates to a gain arising from the acquisition of the balance of 7.89% shareholding in Pacfusion from the minority shareholder in January 2004 whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.

Net Income

The Group’s full-year net income of S$10.3 million (US$6.3 million) is a marked improvement from a full-year net income of S$4.7 million (US$2.8 million) one year ago. Revenue growth, effective costs management, better equity profit of associated companies were the main contributors to this improvement. A more effective tax rate across the Group and the extraordinary gain on acquisition of PF’s shares from minority interest also contributed to the improved results.

Liquidity and Capital Resources

As of 31 December 2004, the Group held cash and cash equivalents and fixed deposits of S$58.3 million (US$35.7 million). Total cash generated for the year was S$16.3 million (US$10.0 million). For the year ended 31 December 2004, operating activities generated cash of S$23.7 million (US$14.5 million) as a result of strong operating performance. This was offset by the outflow of S$8.5 million (US$5.2 million) in investing activities, which were mainly acquisition of fixed assets. Cash provided by financing activities amounted to S$1.0 million (US$0.6 million) primarily from the issue of ordinary shares through employees’ exercises of stock options pursuant to PacNet’s employee stock option plan.

Foreign Exchange Transactions

The Company, subsidiaries and affiliates consider their local currency as their functional currency and the Singapore dollar as their reporting currency.

The Group presently does not have a hedging policy for foreign exchange transactions. Most of its expenses and revenues are incurred in Singapore dollars, which is its functional currency, and, to a lesser extent, United States dollars, Hong Kong Dollars, Australian Dollars, the Philippine Pesos, Thai Baht and Malaysian Ringgit. In other markets in which the Group operates, revenues are largely generated in the same currency in which its expenses are incurred. Any appreciation or depreciation in the foreign currency relative to the local currency, could have a material adverse effect on the Group’s financial results. All foreign currency transactions and re-measurement of non-functional foreign currency denominated balances into local currency is included in the consolidated statement of operations as foreign exchange gain (loss).

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

The Group recognized a net foreign exchange gain of S$0.7 million, loss of S$0.5 million and loss of S$0.2 million (US$0.1 million) for the years ended December 31, 2003, 2004 and 2005, respectively.

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

The following table summarizes the Group’s statements of cash flows for the periods presented:

	Year ended December 31,
	2003		2004		2005		2005
	< ------------------------ Restated --------------------->
	(in millions)
Net income	S$	4.7	S$	10.3	S$	10.9	US$	6.6
Net change in working capital		(3.7)		3.0		(6.0)		(3.6)
Other adjustments for non-cash items		15.6		10.4		10.0		5.9

Net cash provided by operating activities		16.6		23.7		14.9		8.9
Net cash (used in) investing activities		(5.9)		(8.4)		(14.5)		(8.7)
Net cash (used in) provided by financing activities		(4.4)		1.0		0.1		0.1
Net increase in cash and cash equivalents		6.3		16.3		0.5		0.3
Effect of exchange rate changes on cash and cash equivalents		0.5		(0.2)		0		0

As of December 31, 2005, the Group held cash and cash equivalents of S$58.5 million (US$35.2 million). Total cash generated for the year was S$0.5 million (US$0.3 million). For the year ended December 31, 2005, operating activities generated cash of S$14.9 million (US$9.0 million). This was offset by the outflow of S$14.5 million (US$8.7 million) in investing activities, which were mainly acquisition of fixed assets. Cash provided by financing activities amounted to S$0.1 million (US$0.1 million), primarily from the issue of ordinary shares through employees’ exercises of stock options pursuant to PacNet’s employee stock option plan.

The Group believes that its existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations, will be adequate to satisfy its operating and capital requirements through 2006.

Borrowings

As of December 31, 2005, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks, of S$26.6 million (US$16.0 million). The weighted average interest rate was 2.23% per annum. Total unused credit facilities available to the Group as of December 31, 2005 were S$16.8 million (US$10.1 million).

Commercial Commitment

See “Item 18. Financial Statements” for further details on guarantees and other commercial commitments.

ITEM 18.	FINANCIAL STATEMENTS

The following restated financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

•	Report of Independent Auditors to the Board of Directors and Shareholders of Pacific Internet Limited

•	Restated Consolidated Balance Sheets as of December 31, 2004 and 2005

•	Restated Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2003, 2004 and 2005

•	Restated Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005

•	Restated Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005

•	Notes to Consolidated Financial Statements

ITEM 19.	EXHIBITS

The following exhibits are part of this Annual Report:

1.1	Memorandum and Articles of Association of Pacific Internet (1)

2.1	Specimen certificate representing Pacific Internet shares (4)

4.1	1998 Employees’ Share Option Plan (2)

4.2	Service to the Internet Information Exchange Centre contract no. 019 dated June 23, 1999 between World Net & Services Co., Ltd and The Communications Authority of Thailand (in Thai) (4)

4.3	Telstra Wholesale Form of Agreement dated June 28, 1999 between Pacific Internet (Australia) Pty Limited and Telstra Corporation Limited for the provision of Telecommunication services (4)

4.4	1999 Share Option Plan (3)

4.5	Internet Roaming Service Agreement dated March 24, 2000 between Pacific Internet and iPass, Inc (4)

4.6	Amendment no. 1 dated July 25, 2000 to the Internet Roaming Service Agreement dated March 24, 2000 between Pacific Internet and iPass, Inc (4)

4.7	Licence to Provide Facilities-Based Operations dated April 1, 2000 granted by the Infocommunications Development Authority of Singapore (4)

4.8	Passenger Sales Agency Agreement dated June 1, 2000 between Safe2Travel.com Pte Ltd and IATA (4)

4.9	Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc (4)

4.10	Addendum to Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc (4)

4.11	High Speed International Circuit Service Lease Contract dated September 7, 2000 between The Communications Authority of Thailand and World Net & Services Co., Ltd (in Thai) (4)

4.12	Broadband Access Service Agreement dated October 9, 2000 between Pacific Internet and Singapore Telecommunications Limited (4)

4.13	Republic Act No. 8992 entitled “An Act Granting the Primeworld Digital Systems, Inc. (now known as Pacific Internet Philippines, Inc.) a Franchise to Construct, Install, Establish, Operate and Maintain Telecommunications Systems Throughout The Philippines” approved by the President of the Philippines on January 5, 2001 (4)

4.14	Sale of Business Agreement dated January 18, 2001 between Safe2Travel.com Pte Ltd and Trident Travels Ltd and Neptune Travel Services Pte Ltd (4)

4.15	Joint Venture Agreement dated February 28, 2001 between Pacific Internet, Pacific Internet India Private Limited and Primeast Investments Ltd (5)

4.16	Supplementary Agreement dated February 28, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd (5)

4.17	Management and Technical Assistance Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the provision by Pacific Internet to Pacific Internet India Private Limited of management, supervisory and technical expertise (4)

4.18	Licence Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the licensing to Pacific Internet India Private Limited of the right to use certain intellectual property of Pacific Internet (4)

4.19	Shareholders Agreement dated March 16, 2001 between Pacific Internet, Primeworld Ventures, Inc. and Hyperlink Holdings, Inc for the purpose of re-organizing PW Holding Corporation (4)

4.20	Shareholders Agreement dated March 16, 2001 between Pacific Internet, PW Holding Corporation, Renato A. Yap and Julia Theresa S. Yap for the purpose of re-organizing Pacific Internet Philippines, Inc. (4)

4.21	Deed of Guarantee dated March 19, 2001 between Pacific Internet and Oversea-Chinese Banking Corporation Limited (“OCBC”) for credit and banking facilities granted to Safe2Travel.com Pte Ltd (5)

4.22	Payment Plan Agreement dated May 2001 between Pacific Internet and Oracle Corporation Pte Ltd (5)

4.2	Wholesale Master Service Agreement dated June 7, 2001 between Pacific Internet and Starhub Pte Ltd (5)

4.24	Loan Agreement dated September 13, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd, along with Guarantee by Gurmukh Singh Thakral of even date securing the loan (5)

4.25	Franchise Agreement dated February 7, 2002 between Pacific Internet (Thailand) Limited and Pacific Internet relating to the licensing to Pacific Internet (Thailand) Limited of the right to use certain intellectual property of Pacific Internet (6)

4.26	Banker’s Guarantee dated February 27, 2002 issued by United Overseas Bank Limited to Diners Club (Singapore) Pte Ltd for the benefit of Safe2Travel Pte Ltd (6)

4.27	Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet and Reach Internet Services Pte Ltd (“Reach-SG”) for the purchase of Reach-SG’s retail ISP business assets in Singapore (6)

4.28	Sale and Purchase of Business Agreement dated November 11, 2002 between World Net & Services Co., Ltd, Reach Communications Services (Thailand) Limited (“Reach-TH”) and Pacific Internet for the purchase by World Net & Services Co., Ltd of Reach-TH’s retail ISP business assets in Thailand (6)

4.29	Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd., Reach Internet Services (MSC) Sdn Bhd (“Reach-MY”) and Pacific Internet for the purchase by Pacific Internet (Malaysia) Sdn. Bhd of Reach-MY’s retail ISP business assets in Malaysia (6)

4.30	Master Services Agreement dated November 11, 2002 between Pacific Internet and Reach Global Services Limited for the purchase of bandwidth (6)

4.31	Master Deed of Assignment dated November 11, 2002 between Pacific Internet and Reach Internet Services Pte Ltd (6)

4.32	Master Deed of Assignment dated November 11, 2002 between World Net & Services Co., Ltd and Reach Communications Services (Thailand) Limited (6)

4.33	Master Deed of Assignment dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd. and Reach Internet Services (MSC) Sdn Bhd (6)

4.34	Deed of Ratification and Accession cum Amendment dated January 6, 2003 between Pacific Internet India Private Limited, Pacific Internet, Glade Trading Company Private Limited and Primeast Investments Ltd (6)

4.35	Supplementary Agreement dated January 6, 2003 between Pacific Internet and Thakral Brothers (Pte) Ltd (6)

4.36	Sale of Business Agreement dated September 15, 2003 between Pacific Internet (Australia) Pty Limited and Product Information Services Pty Ltd (7)

4.37	Agreement for Closure of Sale of Business dated November 14, 2003 between Safe2Travel Pte Ltd, Trident Travels Ltd and Neptune Travel Services (Pte) Ltd (7)

4.38	Asset Transfer Agreement dated December 22, 2003 between Pacific Internet and Pacific Internet Corporation Pte Ltd (7)

4.39	Share Transfer Agreement dated January 27, 2004 between Pacific Internet and Mitsubishi Corporation (7)

4.40	Share Transfer Agreement dated March 10, 2004 between Pacfusion Group Holdings Pte Ltd (now known as Pacific Internet Services Pte. Ltd.) and TravelFusion.com Limited (8)

4.41	Share Sale Agreement relating to T3 Communication Partners Pty Ltd dated October 31, 2005 between Pacific Internet(Australia) Pty Ltd (Purchaser) and Teide Pty Ltd, Cumberland Properties Pty Ltd, Evogue Pty Ltd and Jason Cynthia Pty Ltd (Vendors) and Carlos Miguel Perez Sotomayor and Claudio Tropea (Guarantors) and Frank Bradicich (Restrained Party) (9)

4.42	Cooperation Agreement relating to setup of an Equity Joint Venture and Business Transfer in China dated December 30, 2005 between Pacific Internet (Hong Kong) Limited and Shenzhen Ze Duan Venture Investment Management Limited Company and Shenzhen Zhong Ren New Telecommunication Science and Technology Company Limited and Lam Yat Ping Henry, Zhang Dong Bao and Yu Xiao Ying* †

4.43	Agreement for Discharge of Equity Joint Venture Contract, amended Equity Joint Venture Contract and amended Articles of Association pertaining to Pacific Telecommunication (China) Company Limited, all dated January 1, 2006 between Pacific Internet (Hong Kong) Limited and Shenzhen Zhong Ren New Telecommunication Science and Technology Company Limited*

6.1	Computation of earnings per share@

8.1	List of Subsidiaries (9)

12.1	Certification by the Chief Executive Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Chief Financial Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Chief Executive Officer and Chief Financial Officer of Pacific Internet, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Audit Committee Charter of Pacific Internet (5)

15.2	1st Revised Audit Committee Charter of Pacific Internet adopted on November 7, 2003 (7)

15.3	2nd Revised Audit Committee Charter of Pacific Internet adopted on November 7, 2004 (8)

15.4	Consent by Ernst & Young*

15.5	3rd Revised Audit Committee Charter of Pacific Internet adopted on August 4, 2005 (9)

15.6	1st Revised Compensation & Administrative Committee Charter of Pacific Internet adopted on July 25, 2005 (9)

15.7	1st Revised Nominating Committee Charter of Pacific Internet adopted on July 25, 2005 (9)

15.8	2nd Revised Guidelines For The Selection Of Directors of Pacific Internet adopted on July 25, 2005 (9)

15.9	2nd Revised Nominating/Corporate Governance Committee Charter of Pacific Internet adopted April 20, 2006 (9)

15.10	2nd Revised Compensation & Administrative Committee Charter of Pacific Internet adopted on April 20, 2006 (9)

(1)	Incorporated by reference to the exhibits of the registrant’s registration statement on Form F-1, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-9654).
(2)	Incorporated by reference to the exhibits of the registrant’s registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-10242).
(3)	Incorporated by reference to the exhibits of the registrant’s registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission on November 12, 1999 (Commission File No. 333-11122).
(4)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2001 (Commission File No. 000-29938).
(5)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2002 (Commission File No. 000-29938).
(6)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2003 (Commission File No. 000-29938).
(7)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 18, 2004 (Commission File No. 000-29938).
(8)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 27, 2005 (Commission File No. 000-29938).
(9)	Incorporated by reference to the exhibits of the registrant’s originally filed annual report of this Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2006 (Commission File No. 000-29938).
*	Filed herewith
@	See “Item 18. Financial Statements — Consolidated Statements of Operations and Comprehensive Income for years ended December 31, 2003, 2004 and 2005”
†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PACIFIC INTERNET LIMITED

By:	/s/ Phey Teck Moh
Name:	Phey Teck Moh
Title:	President and Chief Executive Officer
Date:	June 22, 2007

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Pacific Internet Limited

We have audited the accompanying restated consolidated balance sheets of Pacific Internet Limited (the “Company”) as of December 31, 2005 and 2004, and the related restated consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note 3 and Note 25 of the consolidated financial statements, in 2003, the Company changed its method of accounting for asset retirement obligations.

As more fully described in Note 4 to the consolidated financial statements, the Company restated its consolidated financial statements for each of the three years in the period ended December 31, 2005.

ERNST & YOUNG

Singapore

February 15, 2006

Except for Note 4, as to which the date is June 11, 2007

Consolidated Balance Sheets

(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

ASSETS

		December 31,
		2004 Restated	2005 Restated	2005 Restated
	Note	S$	S$	US$
Current assets:
Cash and cash equivalents		$58,047	$58,518	35,192
Fixed deposits with financial institutions	21	294	1,438	865
Accounts receivable, net of allowance for doubtful accounts of S$3,147 and S$3,590 (US$2,159) at December 31, 2004 and 2005, respectively		25,234	28,451	17,110
Receivables from related parties	7	4,797	2,055	1,236
Inventories		376	400	241
Prepaid expenses and other current assets	8	2,697	7,124	4,284
Deferred income taxes	20	1,468	1,828	1,099

Total current assets		92,913	99,814	60,027

Non-current assets:
Investments in unconsolidated subsidiary and affiliates	9	2	2	1
Long term investments	10	32	46	28
Fixed assets – net	11	18,413	19,150	11,517
Intangible assets	12	561	4,390	2,640
Goodwill	13	28,332	32,138	19,328
Long term receivables and loan receivable from unconsolidated affiliates	14	145	2,490	1,497
Deposits and other assets		322	380	228
Deferred income taxes	20	533	676	407

Total non-current assets		48,340	59,272	35,646

Total assets		$141,253	$159,086	95,673

See accompanying notes

Consolidated Balance Sheets (continued)

(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

LIABILITIES AND SHAREHOLDERS’ EQUITY

		December 31,
		2004 Restated	2005 Restated	2005 Restated
	Note	S$	S$	US$
Current liabilities:
Bank borrowings	15,16	$2,526	$2,460	$1,479
Accounts payable		9,940	11,459	6,891
Payables to related parties	17	951	905	544
Accrued expenses and other liabilities	18	26,956	30,641	18,427
Deferred income	19	5,594	7,384	4,441
Current portion of capital lease obligations	23	470	317	191
Income tax payable		4,295	3,892	2,341

Total current liabilities		50,732	57,058	34,314

Non-current liabilities:
Capital lease obligations, less current portion	23	524	297	179
Deferred income taxes	20	1,554	1,765	1,061

Total non-current liabilities		2,078	2,062	1,240

Minority interest		1,480	1,820	1,095
Shareholders’ equity
Ordinary shares, S$2 par value; authorized 25,000,000 shares, issued and outstanding 13,294,178 and 13,412,247 shares at December 31, 2004 and 2005, respectively		26,588	26,824	16,132
Additional paid-in capital		97,636	97,939	58,900
Accumulated other comprehensive income		851	481	289
Accumulated deficit		(38,042)	(27,098)	(16,297)
Deferred compensation		(70)	—	—

Total shareholders’ equity		86,963	98,146	59,024

Total liabilities and shareholders’ equity		$141,253	$159,086	95,673

See accompanying notes

Consolidated Statements of Operations and Comprehensive Income

(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

		Year Ended December 31,
		2003 Restated	2004 Restated	2005 Restated	2005 Restated
	Note	S$	S$	S$	US$
Revenues
Dial-up access		$47,686	$38,708	$29,247	$17,589
Broadband access		67,185	80,104	84,663	50,916
Leased line access		22,954	21,071	23,805	14,316
Value-added services		16,106	18,548	25,749	15,485
Commission revenue		6,808	6,537	6,122	3,682
Other (1)		7,154	5,250	3,541	2,130

		167,893	170,218	173,127	104,118
Cost of Sales		74,205	76,458	82,337	49,517

Gross Profit		93,688	93,760	90,790	54,601
Operating costs and expenses
Selling, general and administrative expenses	5	73,030	71,443	70,754	42,551
Depreciation		10,083	9,027	8,080	4,859
Amortization of intangible assets		1,021	380	425	256
Allowance for doubtful accounts receivable	24	2,079	1,510	1,523	916

Total operating expenses		86,213	82,360	80,782	48,582

Operating income		7,475	11,400	10,008	6,019
Other income (expense)
Interest income (2)		481	585	1,317	792
Interest expense (2)		(251)	(141)	(147)	(88)
Gain on disposal of quoted investment		69	—	—	—
Equity in (loss)/ gain of unconsolidated affiliates		(335)	611	483	290
Foreign exchange gain/ (loss)		698	(490)	(176)	(106)
Others	6	786	834	1,888	1,135

Total other income		1,448	1,399	3,365	2,023

Income before income taxes and minority interest		8,923	12,799	13,373	8,042
Provision for income taxes	20	(3,650)	(3,143)	(2,083)	(1,253)

		5,273	9,656	11,290	6,789
Minority interest		(325)	(97)	(342)	(206)
Cumulative effect adjustment – net of tax	22	(220)	—	(4)	(2)

Net income before extraordinary item		4,728	9,559	10,944	6,581
Extraordinary item – net of tax of S$nil	34	—	743	—	—

		4,728	10,302	10,944	6,581
Other comprehensive income
Foreign currency translation		3,451	99	(344)	(207)
Unrealized gain (loss) (net of income tax of S$7, S$nil and S$nil in 2003, 2004 and 2005 respectively) in available-for-sale securities		22	(23)	(26)	(16)

Comprehensive income		$8,201	$10,378	$10,574	$6,358

See accompanying notes

Consolidated Statements of Operations and Comprehensive Income (continued)

(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

		Year Ended December 31,
		2003 Restated	2004 Restated	2005 Restated	2005 Restated
	Note	S$	S$	S$	US$
Net income per share:
Basic – before extraordinary item and accounting change		$0.38	$0.72	$0.82	$0.49
Cumulative effect adjustment		(0.02)	—	—	—
Extraordinary item		—	0.06	—	—

Basic – after extraordinary item and accounting change		$0.36	$0.78	$0.82	$0.49

Diluted – before extraordinary item and accounting change		$0.37	$0.71	$0.82	$0.49
Cumulative effect adjustment		(0.02)	—	—	—
Extraordinary item		—	0.06	—	—

Diluted – after extraordinary item and accounting change		$0.35	$0.77	$0.82	$0.49

Weighted average number of ordinary shares outstanding:
Basic		12,985,036	13,238,793	13,339,896	13,339,896

Diluted		13,249,096	13,429,615	13,384,706	13,384,706

(1) Includes sales to:
former intermediate parent company		172	45	—	—
affiliated companies		590	626	228	137
(2) Includes interest paid to affiliated company		27	—	—	—

See accompanying notes

Consolidated Statements of Cash Flows

(Singapore and U.S. Dollar Amounts in Thousands)

		Year Ended December 31,
		2003 Restated	2004 Restated	2005 Restated	2005 Restated
	Note	S$	S$	S$	US$
Cash flows from operating activities:
Net income		$4,728	$10,302	$10,944	$6,581
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in loss (gain) of unconsolidated subsidiaries and affiliates		335	(611)	(483)	(290)
Allowance for doubtful accounts receivable		2,079	1,510	1,523	916
Depreciation		10,083	9,027	8,080	4,859
Amortization of intangible assets		1,021	380	425	256
Minority interest		325	97	342	206
(Credit) provision for deferred income taxes		(860)	(123)	15	9
Realized gain on disposal of quoted investment		(69)	—	—	—
Loss on disposal of fixed assets		53	26	53	32
Write-off of fixed assets		26	21	4	2
Amortization (write back) of deferred compensation		2,375	842	(46)	(28)
Cumulative effect adjustment – net of tax		220	—	—	—
Extraordinary item		—	(743)	—	—
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net		(72)	148	(2,830)	(1,702)
Balances with related parties		(5,938)	(176)	1,492	897
Inventories, net		138	(32)	92	55
Prepaid expenses and other assets		101	795	(3,645)	(2,192)
Accounts payable		960	(3,571)	(354)	(213)
Other payables		90	2,349	(1,795)	(1,078)
Deferred income		16	3,315	1,790	1,076
Income tax payable		968	141	(753)	(453)

Net cash provided by operating activities		16,579	23,697	14,854	8,933

Cash flows from investing activities:
Acquisition of fixed assets		(5,860)	(8,282)	(8,605)	(5,175)
Acquisition of a subsidiary, net of cash received		(429)	—	(2,124)	(1,277)
Acquisition of minority interest		—	(300)	—	—
Fixed deposit with maturity more than 90 days		—	—	(1,151)	(692)
Proceeds from disposal of fixed assets		153	282	12	7
Proceeds from disposal of short term investment		250	—	—	—
Purchase of quoted equity investment		(63)	—	—	—
Proceeds from disposal of quoted equity investment		299	—	—	—
Purchase of intangible assets		(570)	(156)	(2,607)	(1,568)
Loan to affiliates		277	—	—	—

Net cash used in investing activities		(5,943)	(8,456)	(14,475)	(8,705)

See accompanying notes

Consolidated Statements of Cash Flows (continued)

(Singapore and U.S. Dollar Amounts in Thousands)

		Year Ended December 31,
		2003 Restated	2004 Restated	2005 Restated	2005 Restated
	Note	S$	S$	S$	US$
Cash flows from financing activities:
Proceeds from bank borrowings		—	14	5	3
Repayment of bank borrowings		(605)	(132)	(71)	(43)
Repayment of capital lease obligations		(840)	(465)	(502)	(302)
Repayment of loan from affiliates		(4,250)	—	—	—
Proceeds from issuance of ordinary shares		1,329	1,618	656	395

Net cash (used in) provided by financing activities		(4,366)	1,035	88	53
Net increase in cash and cash equivalents		6,270	16,276	467	281
Cash and cash equivalents at beginning of year		35,196	41,953	58,047	34,909
Effect of exchange rate changes on cash and cash equivalents		487	(182)	4	2

Cash and cash equivalents at end of year		$41,953	$58,047	$58,518	$35,192

Supplemental disclosure of cash flow information:
Cash paid during the year for interest		$242	$134	$136	$82
Cash paid for income taxes		3,012	3,261	2,755	1,657

See accompanying notes

Consolidated Statements of Changes in Shareholders’ Equity

(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

	Ordinary shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Deferred compensation	Total shareholders’ equity
	< -------------------------------------------- Singapore $ ------------------------------------------>
Balance at January 1, 2003 (As previously stated)	12,815,066	25,631	92,741	(49,856)	(2,226)	(382)	65,908
Effects of restatement	—	—	—	(3,216)	(472)	—	(3,688)

Balance at January 1, 2003 (As restated)	12,815,066	25,631	92,741	(53,072)	(2,698)	(382)	62,220
Net income as restated	—	—	—	4,728	—	—	4,728
Issue of shares through the exercise of share options	219,625	438	891	—	—	—	1,329
Deferred compensation relating to options	—	—	2,101	—	—	(2,101)	—
Amortization of deferred compensation	—	—	—	—	—	2,375	2,375
Net unrealized gain (net of income tax of S$7) in available-for-sale securities	—	—	—	—	22	—	22
Foreign currency translation	—	—	—	—	3,451	—	3,451

Balance at December 31, 2003 (As restated)	13,034,691	26,069	95,733	(48,344)	775	(108)	74,125
Net income as restated	—	—	—	10,302	—	—	10,302
Issue of shares through the exercise of share options	259,487	519	1,099	—	—	—	1,618
Deferred compensation relating to options	—	—	804	—	—	(804)	—
Amortization of deferred compensation	—	—	—	—	—	842	842
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	—	(23)	—	(23)
Foreign currency translation	—	—	—	—	99	—	99

Balance at December 31, 2004 (As restated)	13,294,178	$26,588	$97,636	$(38,042)	$851	$(70)	$86,963
Net income as restated	—	—	—	10,944	—	—	10,944
Issue of shares through the exercise of share options	118,069	236	419	—	—	—	655
Deferred compensation relating to options			(116)	—	—	116	—
Write back of deferred compensation	—	—	—	—	—	(46)	(46)
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	—	(26)	—	(26)
Foreign currency translation	—	—	—	—	(344)	—	(344)

Balance at December 31, 2005	13,412,247	$26,824	$97,939	$(27,098)	$481	—	$98,146

See accompanying notes

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Deferred compensation	Total shareholders’ equity
	<--------------------------------------------------- US $ ------------------------------------------->
Balance at December 31, 2004	$15,990	$58,718	$(22,878)	$512	$(42)	$52,300
Net income as restated	—	—	6,581	—	—	6,581
Issue of shares through the exercise of share options	142	252	—	—	—	394
Deferred compensation relating to options	—	(70)	—	—	70	—
Write back of deferred compensation	—	—	—	—	(28)	(28)
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	(16)	—	(16)
Foreign currency translation	—	—	—	(207)	—	(207)

Balance at December 31, 2005	$16,132	$58,900	$(16,297)	$289	$—	$59,024

Notes to Consolidated Financial Statements

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

1.	Organization

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

	S$	US$
Tangible assets
Fixed Assets	342	206
Other current assets	4,807	2,890

Total tangible assets	5,149	3,096

Intangible assets
Customer base	1,633	982
Goodwill	4,063	2,443

Total intangible assets	5,696	3,425

Liabilities assumed
Current liabilities	(3,977)	(2,392)
Non-Current liabilities	(350)	(210)

Total liabilities assumed	(4,327)	(2,602)

Net assets acquired	6,518	3,919

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

Australia (continued)

The following presents the condensed unaudited pro-forma results of operation of the Group as though the consolidation of T3 had occurred as of the beginning of the period :

	2004 Restated	2005 Restated	2005 Restated
	S$	S$	US$
Revenue	183,369	186,118	111,930
Net income before extraordinary item	10,134	11,446	6,884
Net income after extraordinary item	10,877	11,446	6,884
Net income per share:
Basic – before extraordinary item	0.77	0.86	0.52
Basic – after extraordinary item	0.82	0.86	0.52
Diluted – before extraordinary item	0.75	0.86	0.52
Diluted – after extraordinary item	0.81	0.86	0.52

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

Thailand

On January 5, 2000, Pacific Digiway Limited (“Digiway”), an investment holding company, was incorporated in Thailand. The Company subscribed to 4,900 ordinary shares1 of Baht 10 each, representing a 49.0% equity interest in Digiway. The other shareholders of Digiway subscribed to 5,100 preference shares2 of Baht 10 each, representing a 51.0% equity interest in Digiway. Digiway in turn held a 26.0% direct equity interest in I.T. Star Company Limited. Digiway also owned 51.0% equity interest in PF Thailand.

In March 2000, the Company completed the acquisition of a 49.0% direct equity interest in I.T. Star Company Limited, which was the holding company of World Net & Services Co., Ltd. (“WNS”), an ISP based in Thailand for S$2,040. Each share carries equal voting rights on I.T. Star Company Limited. Headquartered in Bangkok, WNS had points of presence in Ayuthaya, Chon Buri and Songkha. Subsequently, I.T. Star Company Limited changed its name to Pacific Internet (Thailand) Limited (“PITH”).

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

[1]	Under the Article of Association of Digiway, 1 ordinary share is entitled to 1 vote.
[2]	Under the Article of Association of Digiway, 10 preference shares are entitled to 1 vote.

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

2.	Business acquisitions (continued)

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

On October 5, 2005, the Government of India through the Ministry of Finance (Foreign Investment Promotion Board Unit), granted its approval to the Company to increase its equity interest in PII from 49% to 55% through a further issue of shares. As of December 31, 2005, the Company’s equity interest in PII remains at 49.0% as the increase in equity interest from 49% - 55% had not been effected.

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

Where the Company has an indirect ownership of more than 50.0% in its subsidiaries, it will continue to account for these investments using the equity method until it has met the criteria set out by Statement of Financial Accounting Standards (“SFAS”) No. 94 – Consolidation of All Majority-Owned Subsidiaries and Emerging Issues Task Force (“EITF”) 96-16 – Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003) (“FIN 46R”) – Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46R provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements and provides guidance related to a company’s initial and subsequent measurement of newly consolidated VIEs. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either has: an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; a group of equity owners that are unable to make significant decisions about its activities; or, a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

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

Long term investments

Long term investments consist of equity securities. These investments are accounted for in accordance with SFAS No. 115—Accounting for Certain Investments in Debt and Equity Securities. The Group has classified all marketable securities as available-for-sale. Available-for-sale securities are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in a separate component of shareholder’s equity. Realized gains and losses are included in Other income and expenses and are determined on a specific identification basis. In the event that the carrying value of an investment exceeds its fair value and the decline in value is other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair value for investments in public companies are determined using quoted market prices. Fair value for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates; liquidation values; and quoted market prices of comparable companies. In order to determine whether a decline in value is other than temporary, the Group evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition and business outlook of the company, current market conditions and future trends in the investee’s industry and the investee’s relative competitive position within the industry. Other-than-temporary declines in fair value from the original cost are charged to the Consolidated Statement of Operations in the period the loss is established.

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

Fixed assets

Fixed assets, including equipment under capital leases, are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Leasehold improvements	-	2 - 15 years
Computer equipment and software	-	2 - 5 years
Furniture and fixtures	-	3 - 8 years
Office equipment	-	3 - 6 years
Motor vehicles	-	5 - 6 years
Telecommunication equipment	-	9 months

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

Asset retirement obligations

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 – Accounting for Asset Retirement Obligations. In accordance with SFAS No. 143, the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement. The Group adopted SFAS No. 143 as of January 1, 2003. The cumulative effect of the change on prior years resulted in a charge to income, net of tax of S$220 (S$0.02 per share), which is included in income for the year ended December 31, 2003.

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

Inventory

Inventory consists of the following:-

(i)	Products and equipment parts for resale – they are stated at the lower of cost (calculated on a first-in-first-out basis) or market value.

(ii)	Unused air-tickets and pre-admission tickets – they are stated at the lower of cost or net realizable value. Net realizable value represents the estimated selling price after making allowance for expired tickets.

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

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

Allowance for doubtful debt

The Group maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Group considers many factors, including the age of the balance, customer’s historical payment history, their current credit-worthiness and current economic trends. As of December 31, 2004 and 2005, the Group’s allowance for doubtful debts was S$3,147 and S$3,590 (US$2,159), respectively.

Intangible assets

Identifiable intangible assets consist of the following:

(i)	Trademarks, service marks and domain names - The Group has registered certain trademarks, service marks and domain names in the United States Patent and Trademark Office and other jurisdictions. The Group believes the service marks and domain names are of material importance to the Group’s business and are amortized on a straight-line basis generally over a period of 10 - 25 years.

(ii)	License fee - In April 2000, the Company was awarded a Facilities-Based Operator license for a 15-year period, commencing April 1, 2000, which was transferred to a subsidiary in financial year 2004. License fees are amortized on a straight-line basis over its estimated economic life of 5 -10 years. In 2002, a license to use the Internet messaging server software with estimated useful life of 5 to 10 years was purchased. In 2005, the Company secured the wireless spectrum rights from Infocom Development Authority of Singapore (“IDA”), which is being amortized on a straight-line basis over its estimated life of 10 years.

(iii)	Acquired customer list - Acquired customer list represents capitalization of specific costs incurred for the purchase of customer lists from other ISPs and is amortized on a straight-line basis over a period ranging from 2-5 years.

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

The Group presently does not provide refunds to dial-up, broadband or leased line subscribers. Registration and activation fees are payable at the time applications are processed. Revenues generated from such fees are deferred and amortized over the estimated average life of a subscriber relationship of one year. The fees deferred and not yet amortized are shown on the Group’s Consolidated Balance Sheet as “Deferred income”. Revenues are recorded for monthly charges (which include a certain number of “free hours”) and for hours-used in excess of such “free hours”. The corresponding cost is recognized when incurred. Free months are offered in connection with referral programs or promotional discounts. Because these free months are usually given without a contract at the beginning of a subscription period, no revenue is recognized during the free months as the customer’s continuance is not assured. In 2002, the Group has adopted EITF 01-09 – Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor’s Products. While the Task Force did not reach a consensus on the classification of the expense associated with free products, the SEC Observer indicated that the SEC staff believes that the expense should be classified as cost of sales.

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

Stock-based compensation plans

The Group has adopted the disclosure-only provisions of SFAS No. 123 - Accounting for Stock Based Compensation (“SFAS No. 123”) and applies Accounting Principles Board Opinion No. 25 - Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations in accounting for its employee stock-based compensation plans. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS No. 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. The compensation cost is amortized over the vesting period of the options.

If the Company elected to recognize compensation costs for all plans based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, net loss and loss per common share would have been different as the pro forma amounts indicate below:

	December 31,
	2003 Restated S$	2004 Restated S$	2005 Restated S$	2005 Restated US$
Net income, as reported	4,728	10,302	10,944	6,579

Add(Deduct): Stock-based compensation expense included in reported net income, net of related tax effects	2,375	842	(109)	(66)

Deduct: Total stock based compensation expense determined under fair value based method of all awards, net of related tax effects	(1,678)	(5,041)	(2,464)	(1,482)

Pro forma net income	5,425	6,103	8,371	5,031

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Stock-based compensation plans (continued)

	December 31,
	2003 Restated S$	2004 Restated S$	2005 Restated S$	2005 Restated US$
Basic net income per share

As reported	0.36	0.78	0.82	0.49

Pro forma	0.42	0.46	0.63	0.38

Diluted net income per share

As reported	0.35	0.77	0.82	0.49

Pro forma	0.41	0.45	0.63	0.38

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

Fair values of options used to compute pro forma net income and net income per common share disclosures were determined using the Black-Scholes Option Pricing Model with the following assumptions:

The Company	Dividend yield	Expected Volatility	Risk-free interest rate (weighted average in %)	Expected holding period (weighted average in years)
1998 Employee Share Option Plan	0%	155.18%	4.85%	2.94

1999 (1st tranche) Share Option Plan	0%	155.18%	5.84%	2.94

1999 (2nd tranche) Share Option Plan	0%	140.00%	6.35%	2.77

1999 (3rd tranche) Share Option Plan	0%	140.09%	4.79%	2.94

1999 (4th tranche) Share Option Plan	0%	147.02%	4.27%	2.94

1999 (5th tranche) Share Option Plan	0%	134.94%	1.85%	2.76

1999 (6th tranche) Share Option Plan	0%	129.55%	1.56%	2.76

1999 (7th tranche) Share Option Plan	0%	116.37%	4.44%	1.76

The table below summarized the weighted average fair value and exercise price of the stock options granted during the year.

	2003	2004	2005	2005
	S$	S$	S$	US$
Weighted average grant-date fair value of stock options granted during the year:
Where exercise price is higher than market price	7.80	12.06	6.02	3.62

Weighted average exercise price of stock options granted during the year:
Where exercise price is higher than market price	11.22	16.92	10.69	6.43

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement

The Company has historically accounted for its investments in two entities using the equity method of accounting. During 2006, the Company determined that it had in fact majority voting control in both entities since January 2000. Consequently, the Company has restated its financial statements for the years ended December 31, 2000 through 2006 to consolidate the above entities in accordance with Statement of Financial Accounting Standards (“SFAS’) No. 94 – Consolidation of All Majority-Owned Subsidiaries. In consolidating these entities, the Company assessed that it should bear losses in excess of the minority’s interest in the equity of these entities as the minority interests did not have a binding obligation to fund those losses.

The effects of the restatement on the previously reported consolidated statements of operations and comprehensive income are as follows:

	Year Ended December 31, 2003			Year Ended December 31, 2004
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Revenues

Dial-up access	$47,792	$(106)	47,686	$38,708	$—	38,708
Broadband access	66,918	267	67,185	80,104	—	80,104
Leased line access	22,934	20	22,954	21,038	33	21,071
Value-added services/IP Services	16,044	62	16,106	18,364	184	18,548
Commission revenue	6,808	—	6,808	6,537	—	6,537
Other	6,997	157	7,154	5,008	242	5,250

	167,493	400	167,893	169,759	459	170,218
Cost of sales	73,866	339	74,205	76,243	215	76,458

Gross profit	93,627	61	93,688	93,516	244	93,760
Other operating costs and expenses
Selling, general and administrative expenses	72,702	328	73,030	70,998	445	71,443
Depreciation	9,612	471	10,083	8,519	508	9,027
Amortization of intangible assets	1,021	—	1,021	380	—	380
Allowance for doubtful accounts receivable	2,079	—	2,079	1,506	4	1,510

Total other operating costs and expenses	85,414	799	86,213	81,403	957	82,360

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2003			Year Ended December 31, 2004
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Operating income	8,213	(738)	7,475	12,113	(713)	11,400

Other income (expense)
Interest income	367	114	481	427	158	585
Interest expense	(251)	—	(251)	(141)	—	(141)
Gain on disposal of quoted investment	69	—	69	—	—	—
Equity in gain of unconsolidated affiliates	(244)	(91)	(335)	306	305	611
Foreign exchange (loss) gain	549	149	698	(425)	(65)	(490)
Others	317	469	786	347	487	834

Total other income	807	641	1,448	514	885	1,399

Income before income taxes and minority interest	9,020	(97)	8,923	12,627	172	12,799
Provision for income taxes	(3,650)	—	(3,650)	(3,143)	—	(3,143)

	5,370	(97)	5,273	9,484	172	9,656

Minority interest	(325)	—	(325)	(97)	—	(97)
Cumulative effect adjustment – net of tax	(220)	—	(220)	—	—	—

Net income before extraordinary item	4,825	(97)	4,728	9,387	172	9,559
Extraordinary item – net of tax of S$nil	—	—	—	743	—	743

Net income	4,825	(97)	4,728	10,130	172	10,302

Other comprehensive income
Foreign currency translation	3,516	(65)	3,451	77	22	99
Unrealized gain (loss) (net of income tax) in available-for-sale securities	22	—	22	(23)	—	(23)

Comprehensive income	$8,363	(162)	$8,201	$10,184	194	$10,378

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2003			Year Ended December 31, 2004
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Net income per share:
Basic – before extraordinary item	$0.39	$(0.01)	$0.38	$0.71	$0.01	$0.72
Cumulative effect adjustment	(0.02)	—	(0.02)	—	—	—
Extraordinary item	—	—	—	0.06	—	0.06

Basic – after extraordinary item	$0.37	$(0.01)	$0.36	$0.77	$0.01	$0.78

Diluted – before extraordinary item	$0.38	$(0.01)	$0.37	$0.69	$0.02	$0.71
Cumulative effect adjustment	(0.02)	—	(0.02)	—	—	—
Extraordinary item	—	—	—	0.06	—	0.06

Diluted – after extraordinary item	$0.36	$(0.01)	$0.35	$0.75	$0.02	$0.77

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2005
	As previously reported	Adjustment	As restated
	S$	S$	S$
Revenues
Dial-up access	$29,247	$—	$29,247
Broadband access	84,646	17	84,663
Leased line access	21,978	1,827	23,805
Value-added services/IP Services	25,361	388	25,749
Commission revenue	6,122	—	6,122
Other	3,063	478	3,541

	170,417	2,710	173,127
Cost of sales	80,263	2,074	82,337

Gross profit	90,154	636	90,790
Other operating costs and expenses
Selling, general and administrative expenses	70,336	418	70,754
Depreciation	7,675	405	8,080
Amortization of intangible assets	425	—	425
Allowance for doubtful accounts receivable	1,488	35	1,523

Total other operating costs and expenses	79,924	858	80,782

Operating income	10,230	(222)	10,008

Other income (expense)
Interest income	1,159	158	1,317
Interest expense	(147)	—	(147)
Equity in gain of unconsolidated affiliates	669	(186)	483
Foreign currency translation	(66)	(110)	(176)
Others	1,404	484	1,888

Total other income	3,019	346	3,365

Income before income taxes and minority interest	13,249	124	13,373
Provision for income taxes	(2,083)	—	(2,083)

	11,166	124	11,290
Minority interest	(342)	—	(342)
Cumulative effect adjustment – net of tax	(4)	—	(4)

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2005
	As previously reported	Adjustment	As restated
	S$	S$	S$
Net income before extraordinary item	10,820	124	10,944
Extraordinary item – net of tax of S$nil	—	—	—

Net income	10,820	124	10,944

Other comprehensive income
Foreign currency translation	(350)	6	(344)
Unrealized loss (net of income tax) in available-for-sale securities	(26)	—	(26)

Comprehensive income	$10,444	130	$10,574

Net income per share:
Basic – before extraordinary item	$0.81	$0.01	$0.82
Extraordinary item	—	—	—

Basic – after extraordinary item	$0.81	$0.01	$0.82

Diluted – before extraordinary item	$0.81	$0.01	$0.82
Extraordinary item	—	—	—

Diluted – after extraordinary item	$0.81	$0.01	$0.82

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

The effects of the restatement on the previously reported consolidated balance sheets are as follows:

	December 31, 2004			December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Current assets:
Cash and cash equivalents	$57,964	$83	$58,047	$58,421	$97	$58,518
Fixed deposits with financial institutions	—	294	294	1,151	287	1,438
Accounts receivable, net of allowance for doubtful accounts	25,174	60	25,234	28,119	332	28,451
Receivables from related parties	4,413	384	4,797	498	1,557	2,055
Inventories	341	35	376	377	23	400
Prepaid expenses and other current assets	2,651	46	2,697	6,741	383	7,124
Deferred income taxes	1,468	—	1,468	1,828	—	1,828

Total current assets	92,011	902	92,913	97,135	2,679	99,814

Non-current assets:
Investments in unconsolidated subsidiary & affiliates	2	—	2	346	(344)	2
Long term investments	32	—	32	46	—	46
Fixed assets – net	17,860	553	18,413	18,040	1,110	19,150
Intangible assets	561	—	561	4,390	—	4,390
Goodwill	28,206	126	28,332	32,012	126	32,138
Long term receivables and loan receivable from unconsolidated affiliates	4,957	(4,812)	145	8,802	(6,312)	2,490
Deposits and other assets	262	60	322	294	86	380
Deferred income taxes	533	—	533	676	—	676

Total non-current assets	52,413	(4,073)	48,340	64,606	(5,334)	59,272

Total assets	$144,424	(3,171)	$141,253	$161,741	(2,655)	$159,086

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	December 31, 2004			December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Current liabilities:
Bank borrowings	$2,526	—	$2,526	$2,460	—	$2,460
Accounts payable	9,858	82	9,940	11,226	233	11,459
Payables to related parties	951	—	951	910	(5)	905
Accrued expenses and other current liabilities	26,553	403	26,956	29,998	643	30,641
Deferred income	5,594	—	5,594	7,384	—	7,384
Current portion of capital lease obligations	470	—	470	317	—	317
Income tax payable	4,295	—	4,295	3,892	—	3,892

Total current liabilities	50,247	485	50,732	56,187	871	57,058

Non-current liabilities:
Capital lease obligations, less current portion	524	—	524	297	—	297
Deferred income taxes	1,554	—	1,554	1,765	—	1,765

Total non-current liabilities	2,078	—	2,078	2,062	—	2,062

Minority interest	1,480	—	1,480	1,820	—	1,820
Shareholders’ equity
Ordinary shares, issued and outstanding	26,588	—	26,588	26,824	—	26,824
Additional paid-in capital	97,636	—	97,636	97,939	—	97,939
Accumulated other comprehensive income	1,366	(515)	851	990	(509)	481
Accumulated deficit	(34,901)	(3,141)	(38,042)	(24,081)	(3,017)	(27,098)
Deferred compensation	(70)	—	(70)	—	—	—

Total shareholders’ equity	90,619	(3,656)	86,963	101,672	(3,526)	98,146

Total liabilities and shareholders’ equity	$144,424	(3,171)	$141,253	$161,741	(2,655)	$159,086

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

The effects of the restatement on the previously reported consolidated statements of cash flows are as follows:

	Year Ended December 31, 2003			Year Ended December 31, 2004
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Cash flows from operating activities:
Net income	$4,825	$(97)	$4,728	$10,130	$172	$10,302
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates	244	91	335	(306)	(305)	(611)
Allowance for doubtful accounts receivable	2,079	—	2,079	1,506	4	1,510
Depreciation expense	9,612	471	10,083	8,519	508	9,027
Amortization of intangible assets	1,021	—	1,021	380	—	380
Minority interest	325	—	325	97	—	97
(Credit) provision for deferred income taxes	(860)	—	(860)	(123)	—	(123)
Realized gain on disposal of quoted investment	(69)	—	(69)	—	—	—
Loss on disposal of fixed assets	53	—	53	26	—	26
Write-off of fixed assets	26	—	26	21	—	21
Amortization (write back) of deferred compensation	2,375	—	2,375	842	—	842
Cumulative effect adjustment – net of tax	220	—	220	—	—	—
Extraordinary item	—	—	—	(743)	—	(743)
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	111	(183)	(72)	189	(41)	148
Balances with related parties	(5,706)	(232)	(5,938)	(111)	(65)	(176)
Inventories, net	142	(4)	138	(1)	(31)	(32)
Prepaid expenses and other current assets	87	14	101	820	(25)	795
Accounts payable	770	190	960	(3,642)	71	(3,571)
Other payables	552	(462)	90	2,350	(1)	2,349
Deferred income	16	—	16	3,315	—	3,315
Income tax payable	968	—	968	141	—	141

Net cash provided by operating activities	16,791	(212)	16,579	23,410	287	23,697

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2003			Year Ended December 31, 2004
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Cash flows from investing activities:
Acquisition of fixed assets	(5,735)	(125)	(5,860)	(8,031)	(251)	(8,282)
Acquisition of a subsidiary, net of cash received	(429)	—	(429)	—	—	—
Acquisition of minority interest	—	—	—	(300)	—	(300)
Proceeds from disposal of fixed assets	153	—	153	282	—	282
Proceeds from disposal of short term investment	250	—	250	—	—	—
Purchase of quoted equity investment	(63)	—	(63)	—	—	—
Proceeds from disposal of quoted equity investment	299	—	299	—	—	—
Purchase of intangible assets	(570)	—	(570)	(156)	—	(156)
Repayments received from/(loan to) affiliates	(94)	371	277	—	—	—

Net cash used in investing activities	(6,189)	246	(5,943)	(8,205)	(251)	(8,456)

Cash flows from financing activities:
Proceeds from bank borrowings	—	—	—	14	—	14
Repayment of bank borrowings	(605)	—	(605)	(132)	—	(132)
Repayment of capital lease obligations	(840)	—	(840)	(465)	—	(465)
Repayment of loan from affiliates	(4,250)	—	(4,250)	—	—	—
Proceeds from issuance of ordinary shares	1,329	—	1,329	1,618	—	1,618

Net cash (used in)/provided by financing activities	(4,366)	—	(4,366)	1,035	—	1,035
Net increase in cash and cash equivalents	6,236	34	6,270	16,240	36	16,276
Cash and cash equivalents at beginning of year	35,179	17	35,196	41,905	48	41,953
Effect of exchange rate changes on cash and cash equivalents	490	(3)	487	(181)	(1)	(182)

Cash and cash equivalents at end of year	$41,905	$48	$41,953	$57,964	$83	$58,047

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2005
	As previously reported	Adjustment	As restated
	S$	S$	S$
Cash flows from operating activities:
Net income	$10,820	$124	$10,944
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates	(669)	186	(483)
Allowance for doubtful accounts receivable	1,488	35	1,523
Depreciation expense	7,675	405	8,080
Amortization of intangible assets	425	—	425
Minority interest	342	—	342
(Credit) provision for deferred income taxes	15	—	15
Loss on disposal of fixed assets	53	—	53
Write-off of fixed assets	4	—	4
Amortization (write back) of deferred compensation	(46)	—	(46)
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:

Accounts receivable, net	(2,523)	(307)	(2,830)
Balances with related parties	354	1,138	1,492
Inventories, net	80	12	92
Prepaid expenses and other current assets	(3,282)	(363)	(3,645)
Accounts payable	(506)	152	(354)
Other payables	(1,392)	(403)	(1,795)
Deferred income	1,790	—	1,790
Income tax payable	(753)	—	(753)

Net cash provided by operating activities	13,875	979	14,854

Cash flows from investing activities:
Acquisition of fixed assets	(7,640)	(965)	(8,605)
Acquisition of a subsidiary, net of cash received	(2,124)	—	(2,124)
Fixed deposit with maturity of more than 90 days	(1,151)	—	(1,151)
Proceeds from disposal of fixed assets	12	—	12
Purchase of intangible assets	(2,607)	—	(2,607)

Net cash used in investing activities	(13,510)	(965)	(14,475)

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2005
	As previously reported	Adjustment	As restated
	S$	S$	S$
Cash flows from financing activities:
Proceeds from bank borrowings	5	—	5
Repayment of bank borrowings	(71)	—	(71)
Repayment of capital lease obligations	(502)	—	(502)
Proceeds from issuance of ordinary shares	656	—	656

Net cash provided by financing activities	88	—	88
Net increase in cash and cash equivalents	453	14	467
Cash and cash equivalents at beginning of year	57,964	83	58,047
Effect of exchange rate changes on cash and cash equivalents	4	—	4

Cash and cash equivalents at end of year	$58,421	$97	$58,518

5.	Selling, general and administrative expenses

Selling, general and administrative expenses comprise the following :

	December 31,
	2003 Restated	2004 Restated	2005 Restated	2005 Restated
	S$	S$	S$	US$
Payroll and related staff costs	$49,986	$50,304	$50,477	$30,357
Sales and marketing expenses	5,950	5,468	4,856	2,920
Traveling expenses	1,277	1,299	1,423	856
Office expenses	11,638	10,214	10,090	6,068
Professional and consultancy fees	1,457	2,273	1,805	1,085
Others	2,722	1,885	2,103	1,265

	$73,030	$71,443	$70,754	$42,551

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

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

6.	Others

Others comprise the following :

	December 31,
	2003 Restated	2004 Restated	2005 Restated	2005 Restated
	S$	S$	S$	US$
Loss on disposal of fixed assets	$(53)	$(26)	$(53)	$(32)
Miscellaneous income	839	860	1,941	1,167

	$786	$834	$1,888	$1,135

7.	Receivables from related parties

	December 31,
	2004 Restated	2005 Restated	2005 Restated
	S$	S$	US$
Receivable from former intermediate parent company
SembCorp Industries Ltd	$262	—	—

Receivable from affiliates
Pacific Internet India Private Limited	1,687	—	—
World Net & Services Co, Ltd.	2,333	2,025	1,218
Others	515	30	18

	$4,797	$2,055	$1,236

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

The amount receivable from affiliates – others mainly relates to sale of air-tickets and provision of Internet access services.

The above receivables are payable upon demand and interest-free.

8.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2004 Restated	2005 Restated	2005 Restated
	S$	S$	US$
Deposits	$481	$3,018	$1,815
Prepaid expenses	1,584	2,630	1,582
Recoverable from third parties	303	1,117	671
Other assets	329	359	216

	$2,697	$7,124	$4,284

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

9.	Investments in unconsolidated subsidiary and affiliates

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

Summarized combined balance sheet and statement of operations for the unconsolidated affiliates, namely PWC, PII and WNS is presented below:

	December 31,
	2003 Restated	2004 Restated	2005 Restated	2005 Restated
	S$	S$	S$	US$
Summarized Statement of Operations Information
Net sales	$8,547	$13,501	$17,513	$10,532
Gross profit	2,260	5,339	5,848	3,517
Net (loss)/profit	(1,084)	427	838	504

Summarized Balance Sheet Information
Current assets	$3,659	$5,324	$7,043	$4,236
Non-current assets	1,286	1,072	1,043	627
Current liabilities	23,449	24,290	25,141	15,120
Non-current liabilities	3,080	3,074	3,074	1,849

10.	Long term investments

The following table summarizes the Group’s investment in securities, all of which are considered available-for-sale investments.

	December 31, 2005
	Cost	Gross Unrealized Loss	Impairment in value of investments	Carrying Value	Carrying Value
	S$	S$	S$	S$	US$
Quoted equity investments	$69	$(23)	$—	$46	$28
Unquoted equity investments	1,454	—	(1,454)	—	—

	$1,523	$(23)	$(1,454)	$46	$28

	December 31, 2004
	Cost	Gross Unrealized Loss	Impairment in value of investments	Carrying Value	Carrying Value
	S$	S$	S$	S$	US$
Quoted equity investments	$58	$(26)	$—	$32	$19
Unquoted equity investments	1,454	—	(1,454)	—	—

	$1,512	$(26)	$(1,454)	$32	$19

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

10.	Long term investments (continued)

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

11.	Fixed assets – net

Fixed assets consist of the following:

	December 31,
	2004 Restated	2005 Restated	2005 Restated
	S$	S$	US$
Computer equipment and software	$56,118	$61,191	$36,800
Furniture and fixtures	2,030	2,292	1,379
Leasehold improvements	6,975	7,839	4,714
Office equipment	5,519	5,760	3,464
Motor vehicles	237	82	49
Telecommunication equipment	1,717	1,721	1,035
Construction-in-progress	1,155	1,711	1,029

	73,751	80,596	48,470

Less: accumulated depreciation	(55,338)	(61,446)	(36,953)

	$18,413	$19,150	$11,517

Fixed assets that are acquired under capital leases consist of the following:

	December 31,
	2004	2005	2005
	S$	S$	US$
Computer equipment and software	$2,710	$2,641	$1,588
Less: accumulated depreciation	(1,066)	(1,593)	(958)

	$1,644	$1,048	$630

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

12.	Intangible assets

Intangible assets consist of the following:

	December 31,
	2004	2005	2005
	S$	S$	US$
Cost
License fees	$827	$3,165	$1,903
Trademarks, service marks and domain name	208	468	281
Acquired customer list	7,137	8,669	5,214

	8,172	12,302	7,398
Accumulated Amortization
License fees	$(681)	$(854)	$(513)
Trademarks, service marks and domain name	(64)	(71)	(43)
Acquired customer list	(6,866)	(6,987)	(4,202)

	(7,611)	(7,912)	(4,758)

Net Carrying Value
License fees	$146	$2,311	$1,390
Trademarks, service marks and domain name	144	397	238
Acquired customer list	271	1,682	1,012

	$561	$4,390	$2,640

The amortization expense for the year ended December 31, 2005 was S$425 (US$256). The estimated amortization expense for the next five years is as follows:

For the year ending December 31,	S$	US$
2006	$766	$461
2007	760	457
2008	662	398
2009	560	337
2010	254	153

13.	Goodwill

	December 31,
	2004 Restated	2005 Restated	2005 Restated
	S$	S$	US$
Goodwill	$51,883	$55,476	$33,363
Less: accumulated amortization	(23,551)	(23,338)	(14,035)

	$28,332	$32,138	$19,328

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

13.	Goodwill (continued)

The Group reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142. The provisions of SFAS No.142 require that a two-step impairment test be performed on goodwill. In the first step, the fair value of each reporting unit is compared to its carrying value. The reporting units are consistent with the reportable segments identified in Note 28. Fair value of the reporting units is determined using the income approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the Group performs the second step, which is determining the implied fair value of the reporting unit’s goodwill, and comparing it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded. The Group completed the annual impairment test and determined that goodwill is not impaired.

The changes in carrying amount of goodwill for the years then ended are as follows:

December 31, 2005	Carrying Amount Restated	Carrying Amount Restated
	S$	US$
Balance at January 1, 2005	$28,332	$17,039
Arising from acquisition of a subsidiary	4,063	2,443
Translation adjustment	(257)	(154)

Balance at December 31, 2005	$32,138	$19,328

December 31, 2004	Carrying Amount Restated
S$
Balance at January 1, 2004	$29,029
Arising from acquisition of shares from minority interest	(659)
Translation adjustment	(38)

Balance at December 31, 2004	$28,332

Goodwill attributable to operating segments for the years ended December 31, 2004 and December 31, 2005 are as follows:

	December 31, 2005
	Access Restated	Travel	Consolidated Restated
Balance at January 1, 2004	$20,671	$8,358	$29,029
Arising from acquisition of shares from minority interest	—	(659)	(659)
Translation Adjustment	(38)	—	(38)

Balance at December 31, 2004	20,633	7,699	28,332
Arising from acquisition of a subsidiary	4,063	—	4,063
Translation Adjustment	(257)	—	(257)

Balance at December 31, 2005	$24,439	$7,699	$32,138

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

14.	Long term receivables and loan receivable from unconsolidated affiliates

Long term receivables and loan receivable from unconsolidated affiliates is unsecured, interest free and not expected to be repaid within one year.

15.	Banking Facilities

As of December 31, 2004 and 2005, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks, of S$26,115 (restated) and S$26,563 (restated) [(US$15,975) restated] respectively. The weighted average interest rate was 2.23% per annum. Total unused credit facilities available to the Group as of December 31, 2004 and 2005 were S$17,070 (restated) and S$16,779 (restated) [(US$10,091) restated], respectively.

16.	Bank borrowings

	December 31,
	2004	2005	2005
	S$	S$	US$
Secured	$88	$21	$13
Unsecured	2,438	2,439	1,466

	$2,526	$2,460	$1,479

As of December 31, 2005, bank borrowings of S$21 (US$13) were secured by leasehold improvements and motor vehicles of PDSI with net book values of S$110 (US$66) and S$6 (US$4) respectively. The weighted average interest rate was 9.78% (2004: 9.90%) per annum.

17.	Payables to related parties

	December 31,
	2004	2005 Restated	2005 Restated
	S$	S$	US$
Payable to former intermediate parent company
SembCorp Industries Ltd	$7	$—	$—

Payable to former immediate parent company
SembCorp Ventures Pte Ltd	96	—	—

Payable to affiliates
Others	848	905	544

	$951	$905	$544

The amount payable to SembCorp Ventures Pte Ltd largely relates to payments made on behalf of a subsidiary. The amount payable to SembCorp Industries Ltd largely relates to payments made on behalf of a subsidiary.

Other payables above are non-trade in nature, interest-free and have no fixed terms of repayment.

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

18.	Accrued expenses and other liabilities

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2004 Restated	2005 Restated	2005 Restated
	S$	S$	US$
Accrued payroll	$5,567	$5,726	$3,444
Accrued operating expenses	16,829	17,853	10,737
Deposits received	2,930	2,814	1,692
Other payables	1,630	4,248	2,554

	$26,956	$30,641	$18,427

Included in other payables of 2005 is an amount of S$2,454 (US$1,476) relating to the contingent consideration for T3. Please refer to Note 2 Business Acquisitions – Australia.

19.	Deferred income

Deferred income consists of the following:

	December 31,
	2004	2005	2005
	S$	S$	US$
Deferred registration and activation fees	$303	$777	$467
Advanced billings	5,291	6,607	3,974

	5,594	7,384	4,441

20.	Income taxes

The Group accounts for income taxes using the liability method under SFAS No. 109 - Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates when the differences are expected to reverse.

The components of deferred income taxes are as follows:

	December 31,
	2004	2005	2005
	S$	S$	US$
Deferred tax liabilities:
Fixed assets	$1,521	$1,765	$1,061
Others	33	—	—

	$1,554	$1,765	$1,061

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

20.	Income taxes (continued)

	December 31,
	2004 Restated	2005 Restated	2005 Restated
	S$	S$	US$
Deferred tax assets:
Uncollectible accounts receivable	$689	$748	$450
Fixed assets	63	61	37
Net operating loss and unabsorbed capital allowances carry forward	4,734	3,193	1,920
Others	1,359	1,457	876

	6,845	5,459	3,283
Valuation allowance	(4,844)	(2,955)	(1,777)

	$2,001	$2,504	$1,506

Net deferred tax assets	$447	$739	$445

The net change in the valuation allowance for the years ended December 31, 2003, 2004, and 2005, was an increase (decrease) of S$316, S$(854) and S$(1,889) [US$(1,136)], respectively.

Under Singapore tax law, net operating losses and unabsorbed capital allowances can be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Income Tax Act. Under both the Hong Kong and Australian tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Inland Revenue Ordinance and Income Tax Assessment Act, respectively. Singapore also has a loss-transfer system of group relief (group relief system). Under the group relief system, a company belonging to a group may transfer its current year unabsorbed trade losses and current year unabsorbed capital allowances to another company belonging to the same group, to be deducted against the assessable income of the latter company. Under the Philippines tax law, net operating losses can be carried forward to offset future taxable income from the entity that originally generated the loss for the three consecutive taxable years immediately following the year of loss, subject to the provision of the National Inland Revenue Code 1997 of the Philippines. Under Thailand tax laws, net operating losses can be carried forward for the five consecutive financial years immediately following the year of loss, subject to the provisions of the Thailand Revenue code. Under Malaysia tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Malaysia Income Tax Act.

	December 31,
	2003 Restated	2004 Restated	2005 Restated	2005 Restated
	S$	S$	S$	US$
Pre-tax income (loss)
Singapore	$8,256	$10,288	$8,143	$4,897
Foreign:
Australia	167	1,158	3,410	2,051
Hong Kong	681	805	719	432
The Philippines	537	210	395	238
Thailand	(226)	649	615	369
India	(401)	(171)	178	107
Malaysia	(91)	(140)	(87)	(52)

	$8,923	$12,799	$13,373	$8,042

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

20.	Income taxes (continued)

Income tax (expense) credit consists of the following:

	December 31,
	2003 Restated	2004 Restated	2005 Restated	2005 Restated
	S$	S$	S$	US$
Current:
Singapore	$(4,262)	$(3,183)	$(1,919)	$(1,154)
Foreign	(106)	(83)	(147)	(88)

	(4,368)	(3,266)	(2,066)	(1,242)

Deferred:
Singapore	$718	$(2)	$(251)	$(151)
Foreign	—	125	234	140

	$718	$123	$(17)	$(11)

	$(3,650)	$(3,143)	$(2,083)	$(1,253)

The reconciliation of tax computed by applying the statutory income tax rate to pre-tax income is:

	December 31,
	2003 Restated	2004 Restated	2005 Restated	2005 Restated
	S$	S$	S$	US$
Tax at Singapore Statutory rate of 20.0% (2004: 20.0%, 2003: 22.0%)	$(1,963)	$(2,560)	$(2,675)	$(1,609)
Foreign tax rate differences	(27)	(189)	(434)	(261)
Expenses not deductible for tax purposes	(1,099)	(638)	(312)	(188)
Changes in valuation allowances	160	547	1,504	904
Utilisation of previously unrecognized tax benefits	163	246	—	—
Underprovision of tax in prior years	(952)	—	—	—
Others	68	(549)	(166)	(99)

	$(3,650)	$(3,143)	$(2,083)	$(1,253)

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

22.	Cumulative effect adjustment – net of tax

Effective January 1, 2003, the Group adopted the method of accounting for asset retirement obligations in accordance with SFAS No. 143 – Accounting for Asset Retirement Obligations. The charge for the cumulative effect up to December 31, 2002 recognized by the Group was $220. Further details on Accounting for Asset Retirement Obligation can be found in Note 25.

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

	Capital Leases		Operating Leases Restated
Year Ended December 31:	S$	US$	S$	US$
2006	$344	$207	$7,102	$4,271
2007	208	125	2,415	1,452
2008	104	63	1,509	908
2009	—	—	198	119

Total minimum lease payments	656	395	$11,224	$6,750

Less amount representing interest	(42)	(25)

Present value of net minimum lease payments	614	370
Less non-current portion	(297)	(179)

Current portion of capital lease obligation	$317	$191

Supply contracts for satellite bandwidth of S$2,785 (US$1,675), payable within one year from December 31, 2005 were included in operating leases.

The operating leases expenses of the Group are as follows:-

	December 31,
	2003	2004	2005 Restated	2005 Restated
	S$	S$	S$	US$
International leased lines	$10,573	$7,195	$6,397	$3,847
Office and equipment rental	4,968	3,708	3,750	2,255
Broadband leases	11,751	17,194	17,160	10,320
Corporate trunk line leases	6,140	5,435	5,330	3,205
Other operating leases	1,939	1,682	1,035	622

	$35,371	$35,214	$33,672	$20,249

Rental payments under operating leases are expensed on a straight line basis over the periods of the respective lease.

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

24.	Valuation and qualifying accounts

Year Ended December,31	Balance at Beginning of Period	Charged to Costs and Expenses	Due to acquisition of subsidiary	Deductions write-offs	Translation Difference	Balance at End of Period	Balance at End of Period
	S$	S$	S$	S$	S$	S$	US$
Allowance for doubtful accounts receivable
2003	4,225	2,079	—	(2,561)	(63)	3,680	2,213
2004 (restated)	3,680	1,510	—	(1,657)	(386)	3,147	1,893
2005 (restated)	3,147	1,523	229	(1,360)	51	3,590	2,159

25.	Asset retirement obligation

Effective January 1, 2003, the Group adopted the method of accounting for asset retirement obligations in accordance with SFAS No. 143 – Accounting for Asset Retirement Obligations. Previously, the Group had not been recognizing amounts related to asset retirement obligations. The Group recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. A reliable estimate of the market premium risk cannot be made, as this information is not readily available; as such this has been excluded in the computation of the estimate of the fair value of the asset retirement obligations.

The pro forma effects of the application of SFAS No. 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003) are presented below:

2003
Restated
S$
Pro forma amounts assuming the accounting change is applied retroactively net-of-tax:
Net income	$4,948
EPS – basic	0.38
EPS – diluted	0.37

The Group leases various operating facilities in Asia and has renovated the premises as well as installed various fixtures in the premises. According to the lease contract, the Group is legally required to restore the premises back to its original condition at the end of the lease. The Group recognized the fair value of liabilities for asset retirement obligation and capitalized that cost as part of the cost basis of leasehold improvements and depreciates it on a straight line bases over 2 – 5 years. The following table describes all changes to the Group’s asset retirement obligation liability, recorded as part of accrued operating expenses:

	December 31,
	2004	2005	2005
	S$	S$	US$
Balance at beginning of year	$332	$324	$195
Liabilities incurred	—	49	29
Liabilities settled	(22)	(2)	(1)
Translation difference	(1)	—	—
Accretion expense	15	26	16

Balance at end of year	$324	$397	$239

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

25.	Asset retirement obligation (continued)

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

December 31, 2003 (Restated)	Access	e-commerce	Travel	Reconciling items	Consolidated
Revenue
Unaffiliated customers	$159,370	$1,715	$6,808	$—	$167,893
Intersegment	—	—	11	(11)	—

Total revenues	159,370	1,715	6,819	(11)	167,893
Depreciation & amortization	(10,438)	(442)	(224)	—	(11,104)
Other operating expenses	(141,420)	(2,162)	(5,743)	11	(149,314)
Interest income	430	2	49	—	481
Interest expense	(251)	—	—	—	(251)
Equity in (loss) profit of unconsolidated affiliates	(551)	216	—	—	(335)
Other non-operating income	1,220	55	278	—	1,553
Income tax expenses	(3,396)	—	(254)	—	(3,650)
Minority interest	(244)	(15)	(66)	—	(325)
Cumulative effect adjustment	(167)	(14)	(39)	—	(220)

Segment P&L	$4,553	$(645)	$820	$—	$4,728

Total assets	$96,726	$5,047	$27,524	$—	$129,297

Expenditures for long-lived assets	$6,619	$16	$39	$—	$6,674

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

28.	Segment reporting (continued)

December 31, 2004 (Restated)	Access	e-commerce	Travel	Reconciling items	Consolidated
Revenue
Unaffiliated customers	$162,631	$1,050	$6,537	$—	$170,218
Intersegment	—	—	13	(13)	—

Total revenues	162,631	1,050	6,550	(13)	170,218
Depreciation & amortization	(9,025)	(309)	(73)	—	(9,407)
Other operating expenses	(141,920)	(1,703)	(5,801)	13	(149,411)
Interest income	516	5	64	—	585
Interest expense	(134)	(7)	—	—	(141)
Equity in profit of unconsolidated affiliates	611	—	—	—	611
Other non-operating (expense) income	345	(97)	96	—	344
Income tax expenses	(3,004)	(2)	(137)	—	(3,143)
Minority interest	(50)	(47)	—	—	(97)
Extraordinary item	743	—	—	—	743

Segment P&L	$10,713	$(1,110)	$699	$—	$10,302

Total assets	$110,659	$4,420	$26,174	$—	$141,253

Expenditures for long-lived assets	$8,385	$—	$37	$—	$8,422

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

28.	Segment reporting (continued)

December 31, 2005 (Restated)	Access	e-commerce	Travel	Reconciling items	Consolidated
Revenue
Unaffiliated customers	$166,995	$10	$6,122	$—	$173,127
Intersegment	—	—	25	(25)	—

Total revenues	166,995	10	6,147	(25)	173,127
Depreciation & amortization	(8,294)	(161)	(50)	—	(8,505)
Other operating expenses	(148,028)	(392)	(6,219)	25	(154,614)
Interest income	1,182	9	126	—	1,317
Interest expense	(136)	(11)	—	—	(147)
Equity in loss of unconsolidated affiliates	483	—	—	—	483
Other non-operating income	1,463	32	217	—	1,712
Income tax expenses	(1,931)	—	(152)	—	(2,083)
Cumulative effect adjustments	(4)	—	—	—	(4)
Minority interest	(338)	(4)	—	—	(342)

Segment P&L	$11,392	$(517)	$69	$—	$10,944

Total assets	$126,619	$3,685	$28,782	$—	$159,086

Expenditures for long-lived assets	$16,509	$363	$36	$—	$16,908

Inter segment sales and transfers were accounted as if the sales or transfers were to third parties, that is, at current market prices.

The e-commerce and travel segment relate solely to the geographical area of Singapore.

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

28.	Segment reporting (continued)

	December 31,
	2003 Restated	2004 Restated	2005 Restated	2005 Restated
	S$	S$	S$	US$
Geographical area
Net revenues :
Singapore (a) :
Unaffiliated customers	$88,245	$81,184	$72,038	$43,323
Intercompany	1,386	1,003	458	275
Hong Kong (b) :
Unaffiliated customers	34,012	33,797	35,910	21,596
Intercompany	59	51	40	24
Australia (b) :
Unaffiliated customers	31,921	41,881	50,380	30,298
Intercompany	—	45	140	84
Philippines (b) :
Unaffiliated customers	12,543	11,896	10,864	6,534
Intercompany	102	16	64	38
Malaysia (b) :
Unaffiliated customers	932	1,001	1,225	737
Intercompany	—	—	40	24
Thailand (b) :
Unaffiliated customers	240	459	2,710	1,630

	169,440	171,333	173,869	104,563
Elimination	(1,547)	(1,115)	(742)	(446)

	$167,893	$170,218	$173,127	$104,117

Long-lived Assets
Singapore
- Fixed assets, net	$7,606	$7,784	$6,958	$4,185
- Intangibles and goodwill, net	8,654	7,845	10,009	6,019
Hong Kong
- Fixed assets, net	3,498	3,907	5,395	3,245
- Intangibles and goodwill, net	8,160	8,160	8,160	4,908
Australia
- Fixed assets, net	5,130	4,337	4,282	2,575
- Intangibles and goodwill, net	12,327	12,213	17,410	10,470
Philippines
- Fixed assets, net	2,339	1,713	1,307	786
- Intangibles and goodwill, net	565	549	823	495
Malaysia
- Fixed assets, net	171	119	98	58
Thailand
- Fixed assets, net	811	553	1,110	668
- Intangibles and goodwill, net	126	126	126	76

	$49,387	$47,306	$55,678	$33,485

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

28. Segment reporting (continued)

	December 31,
	2003 Restated	2004 Restated	2005 Restated	2005 Restated
	S$	S$	S$	US$
Net (liabilities)/assets of significant operations outside Singapore
Hong Kong	300	1,073	1,868	1,123
Australia	16,836	18,283	21,008	12,634
Philippines	(945)	(763)	69	41
Thailand	(881)	(220)	199	120

(a)	Reportable segments of the geographical area of Singapore include Access, Travel and E-commerce segments. Travel and E-commerce segment information have been disclosed in the above table by Reportable Segment. Access segment net revenues for the Singapore geographical area is as follows:

	December 31,
	2003	2004	2005	2005
	S$	S$	S$	US$
Unaffiliated customers	$79,722	$73,597	$65,906	$39,636
Intercompany	1,386	1,003	458	275

(b)	Reportable segment of geographic areas of Hong Kong, Australia, Philippines, Malaysia and Thailand is Access segment.

29.	Licenses

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

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

31.	Stock option plan (continued)

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

As at December 31, 2005, options to subscribe for 597,181 shares under the 1999 Share Option Plan have been exercised by employees. An aggregate of 1,035,729 stock options remains outstanding as of the aforesaid date.

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

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

31.	Stock option plan (continued)

Presented below is a summary of the Group’s stock option activity:

	Shares	Exercise Price Range	Weighted-Average Exercise Price
Balance, January 1, 2003	1,461,775	US$3.09 – $32.48	US$15.38
Granted and Accepted	707,800	S$11.22	S$11.22
Exercised	(219,625)	US$3.09 – $3.60	US$3.48
Forfeited / Cancelled / Expired	(120,425)	US$3.09 –$32.48	US$13.39

Balance, December 31, 2003	1,829,525	US$3.09 – $32.48	US$13.47
Granted and Accepted	766,000	S$16.92	S$16.92
Exercised	(259,487)	US$3.09 – $6.40	US$3.66
Forfeited / Cancelled / Expired	(870,560)	US$3.60 – $32.48	US$20.91

Balance, December 31, 2004	1,465,478	US$3.09 – $32.48	US$8.98
Granted and Accepted	279,100	S$10.69	S$10.69
Exercised	(118,069)	US$3.09 – $6.40	US$3.31
Forfeited / Cancelled / Expired	(590,780)	US$3.60 – $25.60	US$11.18

Balance, December 31, 2005	1,035,729	US$3.09 – $10.01	US$7.68

Presented below is a summary of the Group’s outstanding stock options as of December 31, 2005:

	<------------- Options outstanding ------------->			<--- Options exercisable --->
Range of Exercise Prices	Number Outstanding at Dec 31, 2005	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at Dec 31, 2005	Weighted-Average Exercise Price
US$3.60	36,600	0.03	US$3.60	36,600	US$3.60
US$3.09	1,025	0.27	US$3.09	1,025	US$3.09
S$11.22	324,504	2.63	S$11.22	324,504	S$11.22
S$16.92	394,500	3.23	S$16.92	394,500	S$16.92
S$10.69	279,100	4.84	S$10.69	92,103	S$10.69

	1,035,729			848,732

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

31.	Stock option plan (continued)

The Group has elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees under its stock-based compensation plans. Accordingly, the difference between the option exercise price and the quoted market price or unquoted valuation price of the Group’s shares on grant date is recognized as compensation cost over the options’ vesting period. Such compensation cost recognized (written back) by the Group in 2003, 2004 and 2005 relating to both the 1999 Share Option Plan and 2000 Equity Incentive Plan was S$2,192, S$616 and (S$154) [(US$93)].

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

The Group has accounted for this modification in accordance with FIN 44—Accounting for Certain Transactions Involving Stock Compensation. Under FIN 44, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date based on intrinsic value method is recognized.

During the years ended December 31, 2003, 2004 and 2005, 56,000, 59,000 and 27,800 options were granted to non-employees of which 56,000, 59,000 and 27,800 were accepted. In accordance with SFAS No. 123’s fair value method, for the years ended December 31, 2003, 2004 and 2005, compensation cost of S$183, S$226 and S$45 (US$27) were recognized . Fair value was computed using the Black-Scholes Option Pricing Model.

The total stock-based compensation cost recognized (written back) by the Group for the years ended December 31, 2003, 2004 and 2005 were S$2,375, S$842 and (S$109) [(US$66)], respectively.

Stock option awards granted after January 18, 2001 are variable accounted for in accordance with EITF 00-23 – Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31. The total compensation expense recognized (written back) in 2003, 2004 and 2005 in relation to these outstanding options are S$2,129, S$240 and (S$127) [(US$76)].

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

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

32.	Legal proceedings (continued)

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

The Group is currently evaluating the effects of the above events.

36.	Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) – Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123. SFAS No. 123R supercedes APB No. 25 and amends FASB Statement No. 95 – Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

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

Notes to Consolidated Financial Statements (continued)

December 31, 2005

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

36.	Recent accounting pronouncements (continued)

In March 2005, the FASB issued Interpretation, or FIN, No. 47, Accounting for Conditional Asset Retirement Obligations–an interpretation of FASB SFAS No. 143, Accounting for Asset Retirement Obligations, which clarifies the term “conditional asset retirement obligations” and specifically when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN No. 47 were effective on December 15, 2005. The adoption of FIN No. 47 did not have a material effect on our consolidated results of operations or financial condition.

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