Form 20-F
PACIFIC INTERNET LTD
filed 2007-07-03
CIK 1074245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 000-29938

Pacific Internet Limited

(Company Registration No. 199502086C)

(Exact name of Registrant as specified in its charter)

Republic of Singapore

(Jurisdiction of incorporation or organization)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares	NASDAQ Stock Market’s Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Number outstanding as of December 31, 2006
Ordinary shares	13,795,480

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

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

(ii)

the “Group”, “we”, “us”, “our”, or any other like items are to Pacific Internet and its subsidiaries and associated companies, including Pacific Internet (Hong Kong) Ltd (“PIHK”), Pacific Internet Corporation (Hong Kong) Limited, Pacific Internet (Australia) Pty Limited (“PIAU”), Pacific Internet Services Pte. Ltd. (“PI Services”), Safe2Travel Pte Ltd (“Safe2Travel”), Pacific Internet (Thailand) Limited (“PITH”), World Net & Services Co., Ltd., Pacific Digiway Limited, Primeworld Digital Systems Inc. (“PIPH”), PW Holding Corporation (“PWC”), Pacific Internet India Limited[1] (“PII”), Pacific Internet (Malaysia) Sdn. Bhd. (“PIMY”), Pacific Internet Corporation Pte Ltd (“PIC”), Zip World Pty Ltd, Hunterlink Pty Limited, T3 Communications Partners Pty Ltd (“T3CP”), T3 Communications Pty Ltd (“T3C”), T3 Technology Solutions Pty Ltd (“T3T”), T3 Rewards Pty Ltd (“T3R”) and Pacific Adaro (Barbados) Limited;

(iii)	the “Group’s ISPs” are to those Internet service providers in which the Group has a direct or indirect equity interest, including subsidiaries and minority investments; and

(iv)	the “Asia-Pacific region” are to the Asia-Pacific region excluding Japan.

For purposes of calculating the number of subscribers, “subscriber” means an account for Internet services. Information as to companies in which the Group does not have a majority interest has been provided by those entities and is believed by the Group to be accurate.

Unless otherwise specified, all references in this Annual Report to “U.S. dollars”, “dollars”, “$” or “US$” are to United States dollars and all references to “Singapore dollars” or “S$” are to Singapore dollars, the legal currency of tender in Singapore.

Unless otherwise indicated, all information in this Annual Report reflects a one-for-two reverse share split of the ordinary shares, effected prior to the sale of the shares offered pursuant to the initial public offering by the Company on February 5, 1999 (the “Offering”). Certain technical terms used in this Annual Report are defined in the Glossary of Internet Terms set out as Annex A to this Annual Report.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

The Group prepares its financial statements in Singapore dollars and in conformity with generally accepted accounting principles in the United States (“US GAAP”).

For the convenience of the reader, this Annual Report contains translations of certain Singapore dollar (“S$”), Hong Kong dollar (“HK$”), the Philippine Peso (“Pesos”), Australian dollar (“AU$”), Indian Rupees (“Rupees”), Thai Baht (“Baht”) and Malaysian Ringgit (“RM”) amounts into U.S. dollars as at December 31, 2006 which were S$1.5338 = US$1.00, HK$7.7075 = US$1.00, Pesos 49.4774 = US$1.00, AU$1.2687 = US$1.00, Rupees 45.1118 = US$1.00, Baht 35.6698 = US$1.00, RM 3.5505 = US$1.00, respectively. No representation is made that the Singapore dollar, Hong Kong dollar, the Philippine Peso, Australian dollar, Indian Rupees, Thai Baht, Malaysian Ringgit or U.S. dollar amounts shown in this Annual Report could have been or could be converted at such rate or at any other rate.

1	On December 12, 2006, the name of Pacific Internet India Private Limited was changed to Pacific Internet India Limited upon conversion to a public limited company.

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3A.	SELECTED FINANCIAL DATA

The selected financial data presented below was derived from our audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report, except for the summarized balance sheet data as of December 31, 2002, 2003 and 2004 and summarized statement of operations data for the year ended December 31, 2002 and 2003. Readers should note the following information regarding the selected financial data presented below.

As more fully described in Form 20-F/A filed on June 22, 2007, we have restated our previously reported consolidated financial statements for the fiscal years 2000 to 2005. The selected data below includes all such restatement adjustments for the years ended December 31, 2002, 2003, 2004 and 2005. We have not issued restated financial statements for 2002 or a restated consolidated balance sheet as of December 31, 2002 and 2003 but selected unaudited information subsequent to the restatement is presented below.

	Year ended December 31,
	Restated
	2002		2003		2004		2005		2006		2006
	(in thousands except per Share data, No. of Shares and Subscribers No. )
Consolidated Statement of Operations Data :
Total gross revenue	S$	156,870	S$	167,893	S$	170,218	S$	173,127	S$	192,141	US$	125,271
Total net revenue	S$	156,870	S$	167,893	S$	170,218	S$	173,127	S$	192,141	US$	125,271
Operating income	S$	7,465	S$	7,475	S$	11,400	S$	10,008	S$	5,791	US$	3,777
Net income	S$	2,529	S$	4,728	S$	10,302	S$	10,944	S$	5,927	US$	3,866
Net income per share –basic (1)	S$	0.20	S$	0.36	S$	0.78	S$	0.82	S$	0.43	US$	0.28
Net income per share – diluted (2)	S$	0.20	S$	0.35	S$	0.77	S$	0.82	S$	0.42	US$	0.27
Weighted average number of ordinary shares outstanding – basic (1)		12,815,066		12,985,036		13,238,793		13,339,896		13,607,184		13,607,184
Weighted average number of ordinary shares outstanding – diluted (2)		12,815,066		13,249,096		13,429,615		13,384,706		14,070,055		14,070,055

Consolidated Balance Sheet Data:
Total assets	S$	126,455	S$	129,297	S$	141,253	S$	159,086	S$	166,039	US$	108,253
Total debt (3)	S$	17,051	S$	4,879	S$	4,471	S$	3,979	S$	333	US$	217
Total shareholders’ equity	S$	62,220	S$	74,125	S$	86,963	S$	98,146	S$	108,768	US$	70,914
Capital stock (4)	S$	118,372	S$	121,802	S$	124,224	S$	124,763	S$	130,236	US$	84,911
No. of ordinary shares (as adjusted to reflect change in capital)		—		219,625		259,487		118,069		383,233		383,233

Other Data:
Capital expenditures (5)	S$	5,516	S$	5,860	S$	8,282	S$	8,605	S$	9,573	US$	6,242
Dial-up subscribers (at end of period) (6)		359,226		377,700		388,960		278,513		219,022		219,022
Leased line subscribers (at end of period) (6)		1,390		1,510		1,600		1,789		1,961		1,961
Broadband subscribers (at end of period) (6)		37,100		58,000		66,830		72,458		73,639		73,639

Note

(1)	Based on the weighted average number of shares deemed to be outstanding during the period.
(2)	Includes the dilutive effect of all outstanding options under the Group’s share option plans.
(3)	Includes capital lease obligations, bank borrowings and non-trade payables to related parties but excludes payables to related parties arising from transactions in the ordinary course of business.
(4)	Includes ordinary shares, issued and outstanding, and additional paid-in capital.
(5)	The amounts shown above for capital expenditures are equal to the sums of the amounts presented on the Group’s Consolidated Statements of Cash Flows as “cash flows from investing activities—acquisition of fixed assets.”
(6)	Includes subscribers in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.

Exchange Rate Information

The following table sets forth the average, high, low and period-end Noon Buying Rate between Singapore dollars and U.S. dollars (in Singapore dollars per U.S. dollar) for the periods indicated starting in 2002.

	Singapore Dollars/U.S. Dollar Noon Buying Rate(1)
	Average(2)	Low	High	Period End
2002	1.79	1.73	1.85	1.74
2003	1.74	1.70	1.78	1.70
2004	1.69	1.63	1.73	1.63
2005	1.66	1.62	1.71	1.66
2006	1.60	1.53	1.65	1.53

2007
January		1.53	1.54	1.54
February		1.53	1.54	1.53
March		1.52	1.53	1.52
April		1.51	1.52	1.52
May		1.51	1.53	1.53

(1)	The Noon Buying Rates were extracted from the Federal Reserve Bank of New York.
(2)	The average rate is the average of the daily Noon Buying Rates on the last business day of each month during the relevant period.

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

ITEM 3B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

ITEM 3C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3D.	RISK FACTORS

Presented below are some of the risks that could materially affect our business, results of operations and financial condition. These factors should be considered in connection with any forward-looking statements and other risks described elsewhere in this Annual Report. The following risk factors are not exhaustive, and new factors may emerge or changes to the following factors may occur that could impact our business.

Risks Related to Our Business

Connect Holdings Limited (“Connect”) has made a takeover bid to acquire all of our issued ordinary shares (“Shares”), other than ordinary Shares already held by it (“Proposed Takeover”), and has stated that if successful, it intends to de-list our Shares from the NASDAQ Global Market.

On April 11, 2007, Connect announced its decision to proceed with a voluntary takeover offer (“Offer”) to acquire all the issued ordinary shares in the Company, other than ordinary shares already held by Connect. On May 2, 2007, Connect announced that an offer to purchase had been dispatched to all of our registered shareholders and that accordingly, the Offer had commenced. On June 7, 2007, Connect announced that it would be revising the offer price per Share from US$10.00 to US$11.00 in cash and that it had, on June 7, 2007 in connection with the Proposed Takeover, received an irrevocable undertaking from MediaRing Ltd to tender all its Shares in connection with the Proposed Offer. On June 12, 2007, Connect announced that the Proposed Takeover was unconditional as to the level of acceptances but was not yet unconditional in all respects. On June 25, 2007, Connect announced that the Proposed Takeover has been declared unconditional in all respects and that the initial offer period has successfully closed. As of June 22, 2007, Connect and parties acting or deemed to be acting in concert with Connect owned, controlled or have agreed to acquire an aggregate of 11,322,286 Shares representing approximately 81.78% of the issued Shares of the Company. A subsequent offering period that will expire on July 12, 2007 was also announced. For additional information concerning the Proposed Takeover, see “Item 4A. History and Development — Proposed Takeover.”

Connect has announced that it is undertaking the Proposed Takeover to pursue strategic synergies with the Company and that the integration of the Company’s products and services with the Connect group’s current suite of services will enable the latter to meet substantially all of the voice and data requirements of any single corporate client. Connect has also announced that, when circumstances permit, it will apply to de-list our Shares from the NASDAQ Global Market and subject to compliance with applicable laws and regulations, Connect also intends to terminate our reporting obligations under U.S. federal securities laws. If our Shares are de-listed from the NASDAQ Global Market, our Shares will have limited liquidity and your ability to transfer the Shares will be severely limited.

In addition, Connect will have the ability to control certain actions requiring the vote of our shareholders, including:

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

This control by Connect could depress the market price of the Shares. In addition, pending the completion of the Proposed Takeover, the market price of the Shares may experience increased volatility. Further, there can be no assurance that Connect will be able to successfully acquire all of the Shares pursuant to the Offer. In addition, in connection with the Proposed Takeover, we will be required to incur certain expenses including, but not limited to, legal, consulting and accountants’ fees. These expenses may be significant and may have an adverse impact on our profitability.

If we are unable to successfully implement and execute our strategic plan to transform our Group into an IP-based communications and solutions provider, or if Connect is successful in the Proposed Takeover and determines not to pursue the strategic plan in its current form, our business and operating results may be materially adversely affected.

We have adopted a five-year strategic plan to transform our Group into an IP-based communications and solutions provider. We aim to accomplish this by (i) expanding our geographic reach into previously underserved markets through a combination of acquisitions, joint ventures, partnerships and alliances; (ii) exploiting “connectivity” technologies, in particular, wireless broadband; and (iii) increasing business revenues from value-added services (“VAS”) and IP Services (over and above Internet access revenues). We are in the second year of this plan. The strategic plan is transformational in nature and involves high execution risks. In particular, it requires us to manage the shift from our declining, historically core dial-up business, to wired and wireless connectivity, while at the same time, expanding our geographical reach. Some of the risks associated with our strategic plan include overcoming significant challenges, including, without limitation:

•	changes in the economic, regulatory and political environments in the countries where we operate;

•	changes and developments in technology and the Internet marketplace;

•	our continued ability to develop and win acceptance of our products and services offered in highly competitive markets in a timely manner;

•	the success of acquisitions, joint ventures and alliances;

•	exchange rates, particularly between the Singapore dollar and the U.S. dollar, and other currencies in which we make significant sales or in which our assets and liabilities are denominated;

•	the rapid erosion of the dial-up business;

•	the need to build an effective presence in large and fast-growing geographical markets, such as India and China, where our positions are currently small;

•	the need to manage powerful suppliers, which in some markets may be direct competitors;

•	the need to develop and expand organizational capabilities and capacity to implement the initiatives under our strategic plan; and

•	the need to improve our performance to meet the financial objectives of the strategic plan.

Our strategic plan has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. In particular, our expansion into additional markets and implementation of connectivity technology in our existing markets and new markets will require implementation of marketing efforts in new locations, capital expenditure and the employment of qualified technical, marketing and customer support personnel in these locations. To the extent that we are unable to effectively manage our growth, the quality and reliability of our service may decline and/or relationships with our customers may be harmed. If our strategic plan is not executed successfully, the value of the Shares may be adversely affected.

In addition, if Connect is successful in the Proposed Takeover, Connect could determine not to pursue the strategic plan in its current form. We have undertaken the strategic plan, in part, to manage the shift from our historic core dial-up business, which is declining, to our wired and wireless connectivity businesses. Connect has announced that it is undertaking the Proposed Takeover to pursue strategic synergies with the Company, however, it has not announced whether it will pursue the strategic plan. If the strategic plan is not carried out and executed successfully, our business and operating results may be materially adversely affected.

If we fail to keep pace with technological changes and evolving industry standards, our business and operating results may be materially adversely affected.

We operate in the Infocomm industry, which is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, uncertain levels of demand and frequent new service and product introductions. The Infocomm industry is also subject to concerns about consistent quality of service, cost effectiveness, high-speed options, integration with existing business applications, security, confidentiality of sensitive data, reliability and ease of use.

In particular, fundamental changes are occurring in the delivery of VAS/IP services. In the past, VAS/IP services were accessed primarily by computers and delivered predominantly by telephone lines. Currently, Internet services are becoming more readily accessible by other mediums such as third generation mobile phones, and are becoming deliverable through other means such as wireless transmission. We are developing new technology and modifying our existing technology, through internal development and externally through licensing arrangements, to accommodate these developments, which require substantial resources. For example, in the Philippines, we commenced an investment plan for worldwide interoperability for microwave access (“WiMAX”), and in Singapore, the Company has acquired 5 slots of 6 Mhz at 2.5 GHz to deploy WiMAX technology. WiMAX technology is in its early stages of development, and the standard is not yet stable across the industry. If we fail to keep pace with the evolving industry standards associated with WiMAX technology, our business and operating results may be materially adversely affected.

Our future success depends in part on our ability to effectively exploit leading technologies and to continually enhance our in-house technical expertise in order to provide innovative and superior services to our customers. If we are unable to successfully exploit these technologies, our ability to introduce new products and services to the market in a timely manner may be compromised, and our competitive position may be weakened. Keeping up with technological advances will be expensive, and it is possible we will lack the necessary resources to do so.

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

Our industry is highly competitive. Our current and prospective competitors include many large and established companies that have greater financial, marketing, infrastructure and other resources than we do. Our key competitors in the Internet access business are primarily major telecommunications carriers or affiliates of major telecommunications carriers and ISPs in each of the countries in which we have operations. These competitors include, among others:

•	in Singapore: SingNet and Starhub;

•	in Hong Kong: PCCW and Hong Kong Broadband Network;

•	in the Philippines: PLDT and Globe Telecoms;

•	in Australia: Telstra, Optus, iiNet, AAPT and iPrimus;

•	in India: BSNL, Tata Teleservices, Bharti Telecom, Reliance Infocomm and MTNL;

•	in Thailand: TOT and CAT; and

•	in Malaysia: TM Retail, Jaring, TIME.com and Maxis.

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

As a result of competitive pricing pressures in the market for Internet services, we have in the past reduced the prices we charge our Internet customers. We expect that continued price pressures may cause us to reduce prices further in order to remain competitive, and such further price reductions could adversely affect our results of operations unless we can lower our costs commensurately with such price decreases.

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

We must protect our network infrastructure against fires, earthquakes, power losses, telecommunications failures, computer viruses, security breaches, and similar events. The occurrence of a natural disaster or other unanticipated problems (such as earthquakes and terrorist incidents) at our network operations center may cause interruptions in the services we provide. In such an event, our ability to provide continuing network services may be significantly affected and considerable time might be required to restore these services. Because we lease our lines from third-party telecommunications carriers, we are dependent upon these companies for physical repair and maintenance of the leased lines. The failure of our telecommunications providers to provide the data communications capacity we require or to repair or maintain the lines we lease could lead to interruptions in the services we provide. Not all the companies within our Group have comprehensive natural disaster and consequential business interruption insurance. Any damage or failure that causes interruptions in the service we provide could have a material adverse effect on our business, financial condition and results of operations.

Our network is subject to security risks and inappropriate use which could interrupt our service and cause a decline in our profitability.

Despite the implementation of security measures, our network infrastructure is vulnerable to computer viruses, sabotage, break-ins, “cracking” or “hacking” and similar disruptive problems. Computer viruses, inappropriate use and other problems caused by third parties could lead to interruptions in, delays to, or the termination of, the service we provide to our customers. Fixing problems caused by computer viruses, inappropriate uses or security breaches may also require interruptions, delays or termination of our services, which could result in lost revenues and disgruntled subscribers. Inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in our computer systems or those of our subscribers. This may result in a loss of our subscribers or deter potential customers from subscribing to our services. Further, to the extent we store and transmit personal information of our customers such as credit card numbers, computer viruses or security breaches could damage our reputation and expose us to possible liability. We do not carry “errors and omissions” insurance or other insurance covering losses or liability caused by computer viruses or security breaches.

The nature of our business exposes us to potential liability for information disseminated through our network.

The laws relating to the liability of IP service providers and on-line services companies for information carried on or disseminated through their networks are evolving rapidly. Because users download and redistribute materials that are cached or replicated by us in connection with our Internet services, claims could be made against us for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of such materials, including claims made under the censorship laws of Singapore. We could also be exposed to liability because of third-party content that may be accessible through our services, including links to websites which are maintained by our users or other third parties or which are posted directly to our website, and subsequently retrieved by a third party through our services. It is also possible that if any third-party content provided through our services contains errors, third parties who access such material could make claims against us for losses incurred in reliance on such information. It is impossible for us to determine who the potential rights holders may be with respect to all materials available through our services.

Although no such claims have been asserted against us to date, it is possible that Internet access and IP service providers, like us, could be held liable for the actions of their subscribers or other third parties regardless of whether they had knowledge of their actions. Any costs we incur in defending against asserted claims or pay to satisfy successful claims could materially adversely affect our business, financial condition and results of operations. Further, although we have attempted to limit our liability by the terms of our standard service agreement, it is unclear whether our efforts to do so would be successful in the event of any litigation or other claim against us. As the laws in this area develop, the potential imposition of liability upon us for information carried on and disseminated through our network could require us to take measures to reduce our exposure to such liability. These measures may be expensive and may require the discontinuation of certain of our products or services, which could have a material adverse effect on our business and results of operations.

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

We may also from time to time license or use intellectual property and proprietary technology from third-party providers. To the extent possible, we seek assurance from such third-party providers that they have proper authority to use or license such proprietary rights. However, there can be no assurance that our use of these proprietary rights will not infringe upon the rights of others. Litigation by us to enforce our proprietary rights or defend against infringement claims made by others could result in substantial costs and diversion of management and personnel resources, regardless of whether such litigation results in a favorable outcome for us. This in turn could adversely affect our business, financial condition and results of operations.

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

If we are unable to renew or maintain the licenses and approvals required to operate our business, or if we fail to comply with applicable regulations in the countries in which we operate, our business and operating results could be adversely affected.

We have been granted the following licenses and permits and are subject to the Internet-related regulatory policies and the licensing requirements of each of the countries in which we operate, including the following:

Singapore

On April 1, 2000, we were granted a facilities-based operator license (the “FBO License”) by the Infocomm Development Authority of Singapore (“IDA”), which supersedes the Internet access service provider license we previously held. On January 1, 2004, we transferred the FBO License to our wholly-owned subsidiary, PIC, with the approval of the IDA. With effect from January 1, 2004, we were granted a services-based operator license (“SBO License”) by the IDA. The scope of this license was expanded on 15 November 2006 to enable the company to offer IP Telephony services using E.164 numbers. On July 12, 2004, our subsidiary PI Services was also awarded an SBO License by the IDA to provide international simple resale services. In May 2005, we secured wireless broadband access spectrum right (“WBA Spectrum Right”) from the IDA, including a total of 30MHz of frequency spectrum in the 2.5GHz band, which is also one of the spectrum bands supported by the Worldwide Interoperability for Microwave Access (WiMAX) Forum, an industry-led, non-profit corporation formed to provide and certify the compatibility and interoperability of broadband wireless access products. These spectrum rights allow us to deploy wireless broadband and fixed wireless services nationwide in Singapore and will also allow us to compete with existing broadband technologies, such as asymmetric digital subscriber line (“ADSL”) and cable broadband, and 3G services offered by mobile operators.

As licensees under the Telecommunications Act, Cap 323 (the “Act”), we are obliged to abide by the Act, the Code of Practice for Competition in the Provision of Telecommunication Services promulgated by the IDA effective March 4, 2005, and all other regulations, licenses or codes of practice promulgated by the IDA.

Hong Kong

We hold an ISP license issued by the Hong Kong Office of the Telecommunications Authority which must be renewed on an annual basis. In August 2004, we were also issued an annually renewable fixed carrier license for external telecommunication.

On January 8, 2007 we were issued with a Service Based Operator License to offer telecommunications services. This allows us to offer IP telephony services in Hong Kong.

Our Hong Kong ISP is regulated by the Office of the Telecommunications Authority, which is the executive arm of the Telecommunications Authority, the statutory body responsible for regulating the telecommunications industry in Hong Kong. Our subsidiary PIHK is also subject to the provisions and regulations under the Telecommunications Ordinance, Cap.106.

The Philippines

In the Philippines, we operate as a registered ISP under the Republic Act No. 7925, “An Act to Promote and Govern the Development of Philippines’ Telecommunications and the Delivery of Public Telecommunications Services”, which also classifies ISPs as value-added service providers. Our ISP registration is renewed every five years, with the latest renewal completed in January 2007.

The Philippines National Telecommunications Commission (the “Philippines NTC”) reaffirmed our status as a value-added service provider by issuing us a Certificate of Registration as a Voice Over Internet Protocol Provider in November 2006. This registration is valid for a period of one year up to November 12, 2007.

In January 2001, PIPH was granted a 25-year franchise under Republic Act No. 8992 to construct, install, establish, maintain and operate telecommunications systems throughout the Philippines. As a subsequent step, we acquired in December 2005 a provisional authority from the Philippines NTC that allows us to offer information and data communication network services in several cities and municipalities in the Philippines. In February 2007, we were assigned a 15MHz spectrum in the 2.5-2.7GHz band, which completed the critical regulatory pre-requisites necessary for the rollout of PIPH’s wireless broadband network.

Thailand

In Thailand, we are authorized to operate as a business, and are licensed as an ISP, by way of an agreement between our associated company WNS and CAT Telecom Public Company Limited, which was formerly the Communications Authority of Thailand (“CAT”). This agreement expired on October 30, 2006 and is superseded by a Type 1 License granted from the same date.

In September 2005, we obtained a “Type 1” license from the Thai National Telecommunications Commission, which was established in 2004 as the new independent regulator for the telecommunications industry and which has the sole power to grant licenses or vary existing licenses to operate telecommunications activities or IT services in Thailand. The Type 1 license is renewable on an annual basis.

The Ministry of Commerce has proposed a revised version of the Foreign Business Act (“FBA”).

India

We conduct our operations in India under a 15-year license issued by the Department of Telecommunications which expires in 2014. Our Indian ISP is subject to the provisions of the Indian Telegraph Act 1885, the Indian Wireless Telegraphy Act 1933, and the Telecom Regulatory Authority of India Act of 1997, as modified from time to time.

Malaysia

In Malaysia, we have been registered as an Applications Service Provider Class Licensee (“ASP Class License”) with the Malaysian Communications and Multimedia Commission (“MCMC”) since December 13, 2001. This registration must be renewed annually. We are also applying for a Network Service Provider (“NSP”) (Individual) license to operate as a network service provider, and as of May 15, 2007, the MCMC is still considering our application.

Our Malaysian ISP business is regulated by the MCMC and is subject to the Malaysian Communications and Multimedia Commission Act 1998.

Australia

Our ISP in Australia is subject to a range of statutory obligations, including those promulgated under the Telecommunications Act 1997 (Cth) and the Telecommunications (Consumer Protection and Service Standards) Act 1999.

While we believe that we will be able to renew our licenses, franchises, agreements or certificates necessary for our business, or to obtain other such licenses and permits as may be necessary for our business, there can be no assurance that they will be renewed or issued by the relevant authorities in the time frame anticipated by us, or at all. Failure by us to comply with the regulations to which we are subject, or to renew, comply with or perform any of the conditions of any required permit, franchise, license or approval, or any revocation or unfavorable amendment of the conditions of the same, may have a material adverse affect on our financial condition and results of operations.

If we fail to successfully integrate any resources we acquire through acquisitions, we may lose customers and our liquidity, capital resources and profitability may be adversely affected.

The success of our strategic plan and our future growth depends in part on our ability to acquire and successfully integrate Internet service providers and other related businesses in our target markets. We have in the past acquired the stock or assets of several companies and intend to acquire other companies in the future as part of our strategic plan. Acquisitions often involve a number of special risks, including the following:

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

We have continued to maintain profitability since 2002. For the fiscal year ended December 31, 2006, we had net income in the amount of S$5.9 million (US$3.9 million). However, our recent financial results may not be representative of what they may be in the future. A number of factors may affect our future profitability, including, but not limited to, the following:

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

Our cash flows are adequate for existing operating requirements but may not be sufficient to fund our expansion plans.

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

We have business operations in Singapore, Hong Kong, the Philippines, Australia, Malaysia, Thailand and India and our operating results and growth potential depend in part on the political, economic, regulatory and social conditions in these markets. In particular, our business could be materially and adversely affected by the following factors:

•	changes in regulations relating to the telecommunications industry, including regulatory changes that impact foreign investments, telecommunications costs or a change in the scope of competition;

•	economic instability, such as fluctuations in foreign currency exchange rates and interest rates;

•	incidents such as terrorist attacks which may adversely effect regional and global economies, resulting in a general loss of consumer confidence; and

•	the outbreak of highly infectious or communicable diseases such as severe acute respiratory syndrome (“SARS”) or the avian flu.

Political instability, changes in the regulatory environment or any economic decline or deterioration in the economics of the markets in which we operate could have a material adverse impact on our business, financial condition or results of operations.

Risks Related to our Jurisdiction of Incorporation.

Certain anti-takeover provisions under the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Takeovers and Mergers may delay, deter or prevent a future takeover or change of control of our company, which may adversely affect the price of our Shares.

Certain provisions of the Singapore Securities and Futures Act (Chapter 289) and the Singapore Code on Takeovers and Mergers (the “Takeover Code”) on mandatory offers may delay, deter or prevent a future takeover or change in control of our Company. Any person acquiring, whether by a series of transactions over a period of time or not, Shares (taken together with Shares held or acquired by persons acting in concert with him) carrying 30% or more of voting rights in our Company must extend a takeover offer for the remaining voting Shares. A person holding between 30% and 50% of voting rights in our Company (either on his own or together with parties acting in concert with him) must also make a mandatory takeover offer if that person, or any person acting in concert with him, acquires additional shares carrying more than 1% of voting rights in our Company in any six-month period. The takeover offer required must comply with the rules for mandatory offers under the Takeover Code. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our Company. Such provisions could limit the price that investors may be willing to pay for the Shares.

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

We are a limited liability company incorporated under the laws of Singapore. The majority of our directors and our senior management reside outside the United States. In addition, all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States (such as Singapore), it may be difficult for shareholders to enforce liabilities based upon United States securities laws. Furthermore, there is doubt that Singapore courts would enter judgment in original actions brought in Singapore courts predicated on United States securities laws.

Risks Related to the Shares

One Shareholder owns the majority of the Shares which may affect the liquidity of the Shares.

As announced by Connect on June 25, 2007, as of June 22, 2007, Connect and parties acting or deemed to be acting in concert with it owned, controlled or have agreed to acquire an aggregate of 11,322,286 Shares representing approximately 81.78% of our issued Shares, which may result in the possible absence of a liquid trading market for our Shares, which may adversely affect our Share price.

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

Future issuances of Shares or the disposal of Shares by any major shareholder, or the perception that such issuance or sales may occur, may significantly affect the trading price of the Shares and may be dilutive to shareholders. As of May 31, 2007, we had outstanding options pursuant to which an aggregate of 508,580 Shares may be issued upon exercise thereof. The issuance of any additional Shares, whether upon the exercise of derivative securities, including options, in connection with a financing or otherwise, could dilute the proportionate ownership and voting power of existing shareholders. In addition, any perception by investors that such issuances may occur may significantly affect the trading price of the Shares. Any divestment of Shares owned by our other major shareholders could be dilutive to shareholders and could also affect the market price of the Shares, as well as our business and operations.

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

Organization

Pacific Internet was incorporated in the Republic of Singapore on March 28, 1995 as Sembawang Media Pte Ltd, and changed its name to Pacific Internet Pte Ltd on March 17, 1998. On February 5, 1999, we successfully completed our initial public offering and our outstanding common shares were listed for trading on the NASDAQ Global Market. Our registered office and principal place of business is located at 89 Science Park Drive, #01-07, The Rutherford, Singapore 118261. Our telephone number is (65) 6872 -0322. Our agent for service of process is CT Corporation System, whose address is 1633 Broadway, New York, New York 10019, and whose telephone number is (212) 245-4107.

History and Development

Since commencing commercial operations in Singapore in 1995, we have grown both organically and through acquisitions to become a leading Internet communication service provider of data, voice and video Internet services with an established presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. We have developed a successful business model based on our understanding of the business requirements of the Asia-Pacific region and have been both aggressive and innovative in our strategy to market a wide range of Internet access alternatives and Internet services to consumers and corporate customers. We have achieved profitability for twenty consecutive quarters since 2002, and we continue to focus on growing our higher-margin corporate and regional businesses, as well as improving our operational efficiencies. While most telecommunications companies and ISPs concentrate on serving domestic markets, we continue to harvest and grow our regional corporate customer base and up-sell VAS/IP services to these customers. Our direct presence in seven countries, coupled with our extensive peering and international partnerships, make us an attractive and reliable one-stop ISP for multinational corporations and regional small-and-medium businesses.

Over the years, we have built a network infrastructure that enables us to target major cities that have high demand and growth potential for telecommunications services. To retain existing customers and to gain new customers, we intend to continue to enhance our network quality and customer service, strengthen our sales efforts through further customer segmentation and broaden our sales channels. We also intend to develop and roll out additional VAS/IP services. In 2006, we experienced strong revenue growth in our VAS/IP services segment, which increased by 62% from 2005. Other VAS/IP services revenue included global roaming, web hosting, anti-virus solutions and wireless access services. In 2006, VAS/IP services revenue represented 22% of our total revenue in 2006, compared to 15% in 2005.

Broadband continues to be the preferred mode to access the Internet in the mature markets of Singapore and Hong Kong, where users are migrating from dialup to high-speed Internet access in both consumer and corporate segments. Revenues derived from broadband services constituted 45% of our total revenue in 2006, which comprised our single largest revenue source.

We plan to continue to execute strategies in our broadband, corporate and regional businesses to drive further growth. At the same time, we will seek new international partnership opportunities to expand our coverage in the Asia-Pacific region and leverage the respective expertise and technologies of these partners to strengthen our service offerings.

Capital Expenditures, Investment and Divestment

Capital Expenditures

We incurred capital expenditures totaling S$8.3 million, S$8.6 million and S$9.6 million (US$6.2 million) for 2004, 2005 and 2006 respectively. These were mainly for the purchase of network equipment on replacement basis.

Investments & Divestments

Singapore

In January 2004, the Company acquired 5,084,746 ordinary shares of US$0.001 each, representing a 7.89% equity interest in Pacfusion Limited (“Pacfusion”), from the minority shareholder for S$0.3 million (US$0.2 million), in an effort of making Pacfusion a wholly owned subsidiary. As a result, the Company increased its equity interest in Pacfusion from 92.11% to 100%. On January 25, 2006, Pacfusion was placed into liquidation by way of written resolution of members and was officially dissolved on January 11, 2007.

In December 2004, the Company acquired 2 ordinary shares of $1 each, representing 100% equity interest in PI Services, from Pacfusion for a nominal sum.

In September 2004, PI Services acquired 18,462,000 ordinary shares of S$1 each, representing 92.5% equity interest in Safe2Travel, from TravelFusion for S$18.5 million (US$11.3 million). As a result, PI Services became the immediate holding company of Safe2Travel. On February 7, 2006, our subsidiary PI Services completed the acquisition of an additional 7.5% direct equity interest in Safe2Travel from Asia-Pacific Retail Concepts Pte Ltd for a total consideration of S$972,000 (US$614,218). Following the acquisition, PI Services’ total direct equity interest in Safe2Travel was 99.9%. On May 18 2007, PI Services acquired the remaining one share held by Asia-Pacific Retail Concepts Pte Ltd in Safe2Travel for a total consideration of S$1/- (US$0.65). Following the acquisition, PI Services’ total direct equity interest in Safe2Tavel is 100%.

Australia

On October 31, 2005, PIAU entered into an agreement to acquire the entire equity interest in T3CP and its three subsidiaries, T3C, T3T and T3R, for an initial cash payment of S$4.1 million and a contingent consideration of up to a maximum of S$2.5 million, based on the achievement by T3CP of earnings before interest and tax of A$1.0 million in the first 12 months subsequent to acquisition. As a result, PIAU becomes the immediate holding company of T3CP. During 2006, $2.5m has been paid for the contingent consideration.

Hong Kong

On December 30, 2005, PIHK entered into a Cooperation Agreement with a China-based Internet services provider, Shenzhen Zhong Ren New Telecommunication Science and Technology Company Limited (“NZR”) for the formation of an equity joint venture (“EJV”) to market integrated IP communication applications in Southern China. Under the Agreement, PIHK and NZR will each hold 50.0% of the equity interest of EJV and each party will make a capital contribution in the amount of RMB 5 million for their respective equity interest. As of December 31, 2006, no capital contribution had been made.

The Philippines

On January 11, 2006, the Philippines Securities and Exchange Commission approved the increase of the amount of authorized paid-in capital of our subsidiary PDSI from 60 million Philippine Pesos to 131 million Philippine Pesos. An additional 17,750,000 shares of PDSI were subscribed for and paid-up as follows:

	No. of Shares Subscribed	Amount Subscribed		Amount of Paid-Up Capital
Pacific Internet Limited	12,440,800	P	12,440,800	P	3,110,200
PW Holding Corporation	5,309,200	P	5,309,200	P	1,327,300

On March 30, 2007, the said amounts subscribed were fully paid-up by the Company and PW Holding Corporation (“PWC”). In addition, a fresh allotment of 2,675,000 shares and 3,381,096 shares were issued to the Company and PW Holding Corporation respectively at one Peso each, fully paid. As a result, the Company increased its equity interest in PDSI from 31.1% to 40%, whereas the equity interest of PWC in PDSI decreased from 56.67% to 50.56%. As a result, the Group’s effective interest in PDSI also increased from 53.8% to 60.2%, which consists a direct interest of 40% and an indirect interest of 20.2%.

Thailand

In May 2006, the Board of Directors of CAT Board approved of the purchase by PITH of CAT’s entire shareholding including those shares held by its employees in WNS. On March 27, 2007, PITH completed the acquisition of CAT’s entire shareholding, excluding those shares held by its employees, in WNS at a total consideration of S$700,000 (U$456,383) in cash. Consequently, PITH’s shareholding in WNS increased from 67.31% to 99.31%.

On August 7, 2006, Pacfusion.com (Thailand) Limited was officially dissolved.

India

On October 5, 2005, the Government of India through the Ministry of Finance (Foreign Investment Promotion Board Unit), granted its approval to the Company to increase its equity interest in PII from 49% to 55% through a further issue of shares. The increase in the Company’s shareholding in PII to 55% was completed on February 10, 2006. On December 12, 2006, the name of PII was changed to Pacific Internet India Limited upon conversion to a public limited company.

Malaysia

Pursuant to an agreement dated May 26, 2005, the Company disposed of 39% of its equity interest in PIMY to a Malaysian investor. No minority interest has been accounted for by the Group.

Proposed Takeovers

On February 27, 2006, our board of directors received a letter from MediaRing Ltd (“MediaRing”) notifying the board that, subject to the satisfaction or waiver, if applicable, of certain pre-conditions required by Singapore law, MediaRing intended to make a voluntary takeover offer to acquire all of our outstanding Shares, other than those already held by MediaRing, its related corporations or the respective nominees of MediaRing or its related corporations at an offer price of US$8.25 in cash per Share. The pre-conditions included, among others, the approval of the shareholders of MediaRing and the approval of the IDA.

In response to this letter, on March 16, 2006, we appointed BNP Paribas to assist our board of directors in identifying and evaluating options for maximizing value for our shareholders, including seeking suitable strategic or merger partners, facilitating or soliciting alternative offers and considering alternative proposals presented by other potential interested parties, among others.

On April 27, 2006, UOB Asia Limited announced for and on behalf of MediaRing that MediaRing intended to make a voluntary conditional cash offer (the “ MediaRing Offer”) for all of our issued and outstanding Shares at a price of US$8.25 per Share, other than those Shares already held by MediaRing as at the date of the Offer (the “MediaRing Proposed Takeover”). On May 12, 2006, UOB Asia Limited announced for and on behalf of MediaRing that the offer to purchase dated May 12, 2006 in respect of the MediaRing Offer had been dispatched to all of our registered shareholders and that accordingly, the MediaRing Offer had commenced.

MediaRing also announced that it had obtained regulatory approval from the IDA to make and implement the MediaRing Proposed Takeover, and that it had obtained approval from its shareholders to implement and effect the MediaRing Offer. The MediaRing Proposed Takeover was conditional upon MediaRing securing a stake of more than 50% of our outstanding Shares as well as upon the satisfaction of certain other conditions.

On May 15, 2006, we appointed KPMG Corporate Finance Pte Ltd (“KPMG”) as independent financial advisers to our directors to render their opinion regarding the fairness of the MediaRing Proposed Takeover.

On May 26, 2006, we dispatched a circular to our shareholders in relation to the MediaRing Proposed Takeover which contained the opinion of KPMG, the unanimous recommendation by our independent directors to reject the MediaRing Offer and other information for our shareholders’ consideration.

On June 13, 2006, MediaRing announced that the closing date for the MediaRing Offer would be extended to 12:00 midnight, New York City time on June 26, 2006 (the “Expiration Date”). Accordingly, the MediaRing Offer would expire on the Expiration Date unless further extended by MediaRing.

On June 22, 2006, MediaRing announced that it would be revising the offer price per Share from US$8.25 to US$9.50 net in cash and that the Expiration Date would be extended to 5:00 p.m. New York City time on July 10, 2006.

On June 23, 2006, we announced that a supplemental circular setting out, inter alia, details of the revised offer announced by MediaRing on June 22, 2006 will be dispatched to shareholders within the next 10 days (the “Revised Offer”).

On July 11, 2006, MediaRing announced that the Revised Offer had not become unconditional in all respects and had therefore lapsed.

On January 12, 2007, Connect Holdings Limited (“Connect”) announced its intention, subject to the satisfaction or waiver, if applicable of certain pre-conditions, to make and implement a voluntary takeover offer (“Connect Offer”) to acquire all the issued ordinary shares in the capital of the Company, other than those already held by Connect, its related corporations or the respective nominees of Connect or its related corporations as at the date of the Connect Offer (“Connect Proposed Takeover”). On this same date, Connect and Vantage Corporation Limited (“Vantage”) entered into a sale and purchase agreement pursuant to which Connect acquired 2,250,000 Shares. Connect also received an irrevocable undertaking from Vantage to tender its remaining 1,629,373 Shares pursuant to the Connect Offer.

On April 11, 2007, Connect announced its decision to proceed with the Connect Proposed Takeover, as it had obtained the unconditional approval of the IDA to make and implement the Connect Offer for the Connect Proposed Takeover. The Connect Proposed Takeover was conditional upon Connect securing a stake of more than 50% of our outstanding Shares as well as upon the satisfaction of certain other conditions.

On April 12, 2007, we appointed KPMG as independent financial advisers to our directors to render their opinion regarding the fairness of the Connect Proposed Takeover.

On May 2, 2007, Connect announced that the offer to purchase, containing full details of the Connect Offer had been dispatched to Shareholders and that accordingly the Connect Proposed Takeover had commenced.

On May 16, 2007, we dispatched a circular to our shareholders in relation to the Connect Offer which contained the opinion of KPMG and the unanimous recommendation by our independent directors to accept the Connect Offer but reject the Connect Offer if shareholders take a long term view of the Company’s potential and accept the associated risks.

On June 7, 2007, Connect announced the revision of the offer price for the Connect Proposed Takeover from US$10.00 to US$11.00 net in cash per Share without interest and stated that the revised offer price was final. Connect also announced an extension of the expiration date of the Connect Offer from June 7, 2007 to June 22, 2007. In connection with the Connect Proposed Takeover, Connect also announced that it had received an irrevocable undertaking from MediaRing Ltd to tender all its Shares into the Connect Proposed Takeover.

On June 12, 2007, Connect announced that the Connect Proposed Takeover had been declared unconditional as to the level of acceptances but had not yet turned unconditional in all respects.

On June 25, 2007, Connect announced that the Connect Proposed Takeover has been declared unconditional in all respects and that the initial offer period has successfully closed. A subsequent offering period that will expire on July 12, 2007 was also announced.

Connect has announced that it is undertaking the Proposed Takeover to pursue strategic synergies with the Company and that the integration of the Company’s products and services with the Connect group’s current suite of services will enable Connect to meet substantially all of the voice and data requirements of any single corporate client. Connect has also announced that, when circumstances permit, it will apply to de-list our Shares from the NASDAQ Global Market and subject to compliance with applicable laws and regulations, Connect also intends to terminate our reporting obligations under U.S. federal securities laws. If our Shares are de-listed from the NASDAQ Global Market, our Shares will have limited liquidity and your ability to transfer the Shares will be severely limited.

For additional risks associated with the Connect Proposed Takeover, see “Item 3D. Risk Factors —Connect Holdings Limited has made a takeover bid to acquire all of our issued and outstanding Shares and has stated that if successful, it intends to de-list our Shares from the NASDAQ Global Market”.

ITEM 4B.	BUSINESS OVERVIEW

Strengths and Strategy

In terms of geographic presence, we are the largest Internet communications service provider that is independent from any telecommunications service provider in the Asia-Pacific region. We believe our core competitive strengths include the following:

•	a strong brand name;

•	a broad geographic presence with direct operations in seven markets in Asia;

•	a solid penetration and knowledge of small and medium-sized businesses (“SMEs”) as a key customer strength;

•	a strong management team; and

•	a strong financial discipline and solid financial resources.

We believe our twenty consecutive quarters of profitability to date are a testament to our competitive strengths.

Our strategic plan is to transform our Group over the next five years into an IP-based communications and solutions provider, which we aim to accomplish by (i) expanding our geographic reach into previously underserved markets through a combination of acquisitions, joint ventures, partnerships and alliances; (ii) exploiting “connectivity” technologies, in particular, wireless broadband; and (iii) increasing business revenues from VAS/IP services (over and above Internet access revenues).

Expanding Geographic Footprint

We currently have direct operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. Our objective is to expand our geographic presence by leveraging our expertise to enter previously underserved markets and to capitalize on the growing communications demands of SMEs that are expanding their operations across the Asia-Pacific region.

The average Internet penetration rate across the Asia-Pacific region is less than 10% of the total population according to Internet usage and population statistics as of December 31, 2005 published by World Stats. China, Indonesia and India, for example, have penetration rates of 8.5%, 8.1% and 4.5% respectively, according to World Stats.

The markets that we intend to focus on include China, India and Indonesia, among others. Our expansion strategy in each market will be influenced by local competitive and regulatory factors. For example, we intend to expand our presence into the Chinese market via strategic alliances with provincial ISPs. In January 2006, we entered into a cooperation agreement with NZR for the formation of an equity joint venture to market integrated IP communication applications in southern China. We also intend to expand into North America, primarily to ensure that we have the reach to service the Asia-Pacific SMEs in this market.

We continue to explore various merger and acquisition opportunities to increase our overall geographic footprint. Through this expansion strategy, we intend to grow the size of our corporate customer base over the next five years.

Exploiting Connectivity Technologies

We intend to capitalize on the increasing wireless broadband usage among our customers in all countries in which we operate. In appropriate markets, we intend to build our own wireless broadband network.

We believe new wireless broadband technologies are poised to disrupt the info-communications landscape. Wireless broadband is a more cost-effective alternative to dedicated wireline connections to offices. In addition, wireless broadband offers the potential for truly mobile access to data, voice and video applications at broadband speed. Business applications supporting a mobile sales force, field maintenance, security and marketing, among other things, can benefit from the mobile capabilities that wireless broadband enables.

In the Philippines, we have announced a major worldwide interoperability for WiMAX investment plan. PIPH will build the wireless broadband infrastructure, beginning in the Greater Metro-Manila area.

This will be the first rollout of WiMAX infrastructure in the Philippines. The plan includes multiple wireless technologies to support the core business – connectivity solutions and other IP-based services.

In Singapore, the Company has launched the first phase of its PacNet @irPower(TM) service, a robust enterprise-grade wireless service, targeted at companies in the western part of Singapore.

This is a stable and secure wireless broadband service based on 2.5GHz frequency band that offers additional bandwidth when customers need it. Customers can rank and allocate bandwidth according to their business requirements through traffic prioritization. The Company previously secured a large number of channels in the 2.5GHz frequency band (totaling 30 MHz) to provide wireless broadband services in Singapore.

We intend to roll out wireless broadband networks in at least five markets over the next few years, although the exact timing and market choice will be driven by factors such as the availability of appropriate spectrum and market dynamics.

We will also continue to enhance our regional connectivity solutions. This is an area of high growth potential for us, as an increasing number of SMEs have regional connectivity requirements. In the near future, new products such as Internet virtual private network (“VPN”) (with any-to-any connectivity), Secure Remote Access and Network Management & Optimization Service will be added to our current portfolio of regional connectivity solutions for these customers.

Increasing VAS/IP services

In line with our focus on VAS/IP services, in fiscal 2006, we earned approximately 22% of our revenue from VAS/IP services, with the majority of our revenue derived coming from Internet access charges we collect from our customers. By growing our VAS/IP services, we will seek to strengthen our customer relationships as well as to increase our revenues per customer. We aim to develop our VAS/IP services such that they will contribute more than one quarter of our overall revenue by 2010.

We will continue to target IP-based VAS such as Voice over Internet Protocol (“VoIP”), including hosted VoIP private branch exchange services for SMEs; managed security (including antispam and anti-virus services, and firewalls); applications hosting; and web hosting. Independent market research we have commissioned indicates that these services rank high among the areas in which SMEs are most likely to be investing in over the next few years.

On January 30, 2007, we launched Vocal in India, which is a new IP telephony solution targeted at Asia Pacific’s growing SMEs. Vocal is a quality-assured, enterprise-grade IP-based telephone service that offers a suite of VAS/IP services tailored for a broad range of business customers. The regional roll-out commenced with India, and now includes Singapore and the Philippines. Launches in other countries are being planned for the future.

Services

We provide a comprehensive suite of Internet solutions to meet the varying needs of consumers and corporate customers of every size from small office and home offices, start-ups, SMEs to regional and multinational corporations operating in multiple locations. We believe our geographic reach uniquely positions us to provide a one-stop service for regional connectivity across the seven countries in which we operate, as well as in other parts of the world through our partnerships and strategic alliances.

By offering reliable, better value Internet access and IP-based communications services, the Group seeks to develop both the corporate and consumer segments in each geographic market it enters.

The following table shows the source of our gross revenue (excluding associated companies) for the following periods:

	Year Ended December 31, (1)
	2004		2005		2006
(in thousands)	Amount	Percent	Amount	Percent	Amount	Amount	Percent
	S$		S$		S$	US$
Singapore:
Access	73,597	43.2%	65,906	38.1%	62,658	40,832	32.6%
Ecommerce	1,050	0.6%	10	0.0%	15	10	0.0%
Travel	6,537	3.8%	6,122	3.5%	8,936	5,845	4.7%

Hong Kong :
Access	33,797	19.9%	35,910	20.7%	36,244	23,630	18.9%

Australia :
Access	41,881	24.6%	50,380	29.1%	64,462	42,028	33.5%

The Philippines :
Access	11,896	7.0%	10,864	6.3%	9,319	6,076	4.8%

Malaysia :
Access	1,001	0.6%	1,225	0.7%	1,107	722	0.6%

Thailand :
Access	459	0.3%	2,710	1.6%	9,400	6,128	4.9%

Total	170,218	100.0%	173,127	100.0%	192,141	125,271	100.0%

(1)	After eliminations.

Access Business

Major Internet Access Services and Products

We offer a suite of internet access services, including:

•

Wireless broadband @ work: Targeted at small offices and home offices, SMEs and companies wanting to have a wireless high speed setup in the office, which offers greater flexibility and mobility within the office environment;

•	Wireless broadband @ home: Targeted at homeowners who prefer a simple and hassle-free connection providing mobility and flexibility in the home environment;

•

Consumer broadband and Corporate broadband: Up to 6.5Mbps broadband connectivity for consumers and up to 1.5Mbps for corporate business users under time-based, or volume-based packages, or unlimited access;

•	Leased line access: Twenty-four hour high-speed dedicated Internet access to carry data traffic at a speed from 64Kbps up to 2Mbps Internet connection;

•	Integrated services digital network (“ISDN”) access: High-speed dial-up Internet connection at a speed of 64Kbps & 128Kbps, offered to the corporate market; and

•	Dial-up access: Internet access for consumers and small corporate consumers using modems to dial into our ISP Dial-up network at a speed of up to 56Kbps.

VAS/IP services for Consumers

Our Internet services for consumers are designed to meet the needs of individuals with varying levels of Internet experience and Internet utilization. Our VAS/IP services, which are available for an additional fee, include wireless hotspots that allow consumers to enjoy Internet roaming at selected hotspots, other message services and remote access to Internet accounts. In Singapore, anti-virus, anti-spam and gaming have been introduced on a chargeable basis to drive growth in consumer broadband subscriptions. In the Philippines, VAS such as anti-virus, anti-spam and web accelerator applications, among others, are offered to improve the overall Internet experience.

Value-Added Internet Services for Corporate Customer

Our value-added Internet services for corporate customers include voice and video, email outsourcing, web hosting, Internet data center, Internet backup, load balancing, anti-spam mail guard, anti-virus mail guard, managed security, managed virtual private network and international roaming services.

Travel

Our travel business, branded “Safe2Travel”, is one of the largest corporate travel agencies in Singapore. Safe2Travel’s core business is business travel management for corporate customers, providing a range of services including air ticketing, hotel reservation, car rental booking, corporate incentive travel, trade mission travel and other customized travel arrangements and services.

Pricing

We employ a number of pricing structures for our various Internet access packages. For dial-up access, we typically employ a two-tiered scheme, with a flat monthly rate for a fixed number of hours, followed by an hourly charge for additional hours. A similar pricing structure is applied to the broadband access packages, except the packages are either denominated in usage hours and/or volume. For both dialup and broadband access packages, we also offer unlimited usage hours and/or volume packages. Our leased line customers are billed using a fixed monthly rate, which does not vary with usage levels.

We monitor our pricing strategies very closely to ensure competitiveness and constantly re-evaluate our pricing strategies to maximize our revenues.

Marketing and Sales

Our sales and marketing efforts are targeted at both the consumer and corporate business segments, and include:

•	Advertising: Our services are advertised in print, radio, electronic, online and broadcast media;

•	Tradeshows: We participate in selected tradeshows;

•	Direct Marketing: Our services are promoted directly to customers through promotional inserts in mail and packages;

•	Member Referral Program: Recognizing the power of word-of-mouth marketing, existing customers are rewarded for referring and recommending services to their friends;

•

Channel Marketing: Channel partners are used to extend coverage of both the corporate and consumer segments. They include leading hardware and software manufacturers, system integrators and business partners in select vertical markets; and

•

Direct Sales Force Efforts: Sales executives are deployed at retail outlets and via telemarketing to sell directly to consumers. For corporate business customers, a direct corporate sales team grouped by industries targets vertical markets within the respective industries. Additionally, we employ a regional sales team that serves multinational corporations with operations in multiple locations.

Customer Service

We continue to prioritize customer services and strive to deliver high quality service and build long-term relationships with our customers. Our goal is to provide a consistent level of quality service for each and every customer interaction, which has helped us to achieve numerous customer testimonials and rank high in customer satisfaction indices. In 2006, we earned several awards and accreditations including the following:

•

Won service excellence recognition awards at the SPRING Singapore’s Excellent Service Awards (EXSA 2006), with 30 service professionals (14-Star Award, 10-Gold Award, 6-Silver Award), winning the awards.

•	PIAU won the “Competition and Growth – SME” Award by Service Providers Association (SPAN) for its outstanding contribution to industry competition and beneficial industry growth.

•

Won the Innovative IT Product Award at the HunterTech AGM. We were presented the award for the flagship managed security solution SecureSite – Australia’s first managed, end-to-end IP connectivity and security service for SMEs.

Our Regional Network

Our systems and network infrastructure are designed to provide customers with reliable and consistent throughput performance through efficient management of international bandwidth and scalable architectures. Reliability is primarily achieved through redundancy in mission critical systems that minimize single points of failure. Consistent throughput is achieved through clustered systems, diversity in upstream carriers, multi-peered Internet backbone connections, intelligent load balancing, and high-speed switching cores. Efficient use of bandwidth is attained through policy-based routing and enhanced Internet traffic caching systems that optimize traffic through our multiple Internet connections. Scalability is derived from a clustering and switching system network architecture at each of our network locations, with provisioning for future expansion needs.

We also maintain a 24x7 network operations center (“NOC”) in all of our regional points of presence (“POPs”). This continually staffed facility is responsible for round-the-clock monitoring of the status of all computer room facilities, network and system components, and applications deployed throughout our infrastructure. The NOC is responsible for all operational communications between our internal departments as well as communications with external providers of services. The NOC uses a bespoke network management system incorporating the best of opensource tools and commercial network management packages. This in-house system provides real-time monitoring and is responsible for notifications of quality of service problems as well as service failures. Sophisticated historical and statistical analysis software used in the NOC provides data about the quality of service our customers are experiencing.

Our major applications, such as email, web hosting, and VoIP, utilize a network of servers connected directly to our high-speed switched network. This minimizes latency and provides the shortest path for customers accessing these applications. We deploy a cluster of servers to distribute the load of applications and to provide fault-tolerance against hardware or application failure. Utilizing off-the-shelf hardware has resulted in significantly reduced operations expense.

We operate our network in seven countries, which includes three data centers in Singapore, two data centers in Hong Kong, two data centers in Australia, two data centers in the Philippines, two data centers in India, two data centers in Thailand and one data center in Malaysia.

These data centers are designed with redundancy to provide one or more of the following services in each country:

•	56K modem dial-up and ISDN services;

•	Network termination for xDSL and cable Internet services;

•	VPN, Internet protocol security (“IPsec”), and Multi-protocol label switching (“MPLS”) services;

•	VoIP services;

•	Leased line, metro-ethernet and ATM services for corporate customers; and

•	Services such as email, web caching, web hosting and domain name services (“DNS”).

As a telco-neutral Internet communication service provider, our networks are extensively connected to the Internet via a number of upstream providers, peering partners as well as in-country local internet exchanges such as:

• AIMS Malaysia	• iGate (PLDT)	• Qwest

• Asia Netcom	• IIG	• Reliance

• AT&T	• Innove (Globe Telecoms)	• STIX

• Bharti	• MCI Worldcom	• Telstra

• China Motion	• NTT	• TIMES Malaysia

• Flag Telecom	• Optus	• T-Systems

• France Telecom	• PCCW	• Videsh Sanchar Nigam Ltd. (“VSNL”)

As part of its wireless strategy, the Company has acquired 5 slots of 6 Mhz at 2.5 GHz to deploy its WiMAX technology. The Company has completed deployment of WiMAX services targeted at an industrial zone in the western part of Singapore.

Notwithstanding the attributes of our network, it is subject to malfunctions and other limitations, any of which could have a material adverse effect on our business, financial condition and results of operations.

Information Systems

We have embarked upon several initiatives to improve operating efficiency. Amongst other things, our IS department will spearhead the development of a support system in our future operating model. This will entail the consolidation of various billing systems into a single consolidated platform to enable streamlined and standardized business processes in the various markets in which we operate.

We use a variety of management information systems to handle our customer service and billing needs. We maintain our own in-house billing system for our business.

In February 2005, we implemented a customized customer relationship management (“CRM”) system provided by Protonweb Solutions Limited, which is used primarily by our call center staff to capture and track customer interactions.

In Hong Kong, our subsidiary PIHK hosts its own server that runs Oracle Financials, which is used to support accounting functions. For billing, PIHK developed and uses its own java-based billing system which runs on an Oracle platform.

In the Philippines, our subsidiary PDSI is linked to our Oracle Financials accounting hosted in Singapore. PDSI uses a billing system developed using an Oracle database and an Oracle web application server.

In Australia, our subsidiary PIAU uses an internally developed CRM system which runs on Java software and an Oracle Platform and which also includes billing and provisioning capabilities. The billing system is being enhanced to directly support integrated voice billing. The voice resale business of T3CP, which we acquired has been fully migrated to the same system. PIAU also has an extensive data warehouse and utilizes a Business Objects reporting tool which allows for the data to be easily accessed, analyzed and formatted into reports.

In India, PII uses an internally developed system which uses an Oracle database to manage billing for the Internet access ISDN services it provides.

In Thailand, PITH’s Oracle-based billing and registration system manages customer information, service information, customer usage and provisioning. PITH is also implementing a CRM system to manage all customer activities and contract management, as well as job order processes.

In Malaysia, PIMY uses Simply Accounting to manage accounts and finances.

Competition

Competition has continued to increase in the Asia-Pacific region across all segments of the telecommunications and Internet industries, which is driven primarily by continued market deregulation, price competition and the introduction of new services by telecommunications service providers. While basic access services continue to show sustained growth throughout the region, there has been high growth in the VAS/IP services sector. Many providers have begun to offer higher bandwidth, more VAS/IP services and bundling of services, anticipating the optimal mixture of technologies, applications, and services to sustain and grow future revenues. We anticipate that broadband deployment will gain further momentum as customer demand for greater bandwidth increases and new technologies are developed and implemented. Although incumbent telecommunications service providers continue to dominate home markets as a result of their monopoly over local exchange facilities, they face increased competition as smaller operators consolidate and strengthen their positions in the data services space. The development and use of new technology, such as in the wireless arena, is also creating opportunities for smaller ISPs to provide higher quality service and to compete effectively against incumbent service providers. The following is a description of the competition and market conditions we face in each of the markets in which we operate.

Singapore

Competition has increased with the introduction of cut-rate broadband digital subscriber line (“DSL”) services from the telco incumbents, SingNet Pte Ltd (“SingTel”) and StarHub Internet Pte Ltd (“Starhub”). The continued focus on higher-speed broadband access services and the packaging of a comprehensive suite of services by both the SingTel and Star Hub groups within their family of infocommunication products are challenging the Company’s operations in the marketplace, particularly in the residential broadband sector. In the business segment, pricing pressures are also severe, however, opportunities for differentiation are greater than in the residential space.

There are several trends in the market. In the corporate arena, cost-conscious SMEs continue to migrate from dial-up to broadband and from low-end leased lines to broadband. We are also seeing higher -end customers upgrading their leased circuits to larger capacity, higher security and greater redundancy solutions. This trend is expected to grow. The Company’s go-to-market strategy is to employ a combination of direct sales and channel partners, to enhance market penetration and coverage. We also intend to improve depth in customer relationships, offering voice, data and video solutions, or “triple -play”, as well as complementary solutions such as security, hosting and collaboration solutions. In the residential space, competition is focused on price and speed. The immediate priority is to defend subscriber base and build VAS/IP services to strengthen relationships and margins, moving the revenue drivers away from an access-based business.

Our main challenge continues to be the disparate wholesale pricing structure, particularly for broadband access products, where the incumbent telco’s retail prices often fall below wholesale prices. The Company is actively seeking out technologies and partnerships that can give Pacific Internet alternative last-mile connections to its customers. In late 2006, a new wireless service using line-of-sight technology was launched in the corporate segment. This service offered customers the quality of service of a leased line with burstable bandwidth and traffic prioritization at a price that was slightly higher than broadband.

Hong Kong

Although 13 new fixed telecoms network services (“FTNS”) operators have entered the market since July 1995, the previous monopoly provider, PCCW, is still dominant.

Wi-Fi was the key focus in 2006. The Hong Kong Government announced its plans to develop Hong Kong as a knowledge-based economy, in particular the plan for Wi-Fi network development. The Government will invest HK$210 million to develop free Wi-Fi services for the public at major government venues including libraries, cultural and recreational centers, large parks and government offices frequented by the public.

The market giant, PCCW, aims to transform Hong Kong into a Wi-Fi city by aggressively increasing the number of hotspots from 400 to 3,000 while extending the coverage to airports and the mass transit railway system. Another active player, Hong Kong Broadband Network, announced its intent to invest HK$50 million in various high density residential areas in the first half of 2007. Its target is to develop over 1,000 Wi-Fi wireless broadband hotspots, offering free services to the public.

Most telco-based providers in Hong Kong have started moving toward “quadruple play” by providing bundled solutions of broadband service, IP-TV, mobile service and telephone service which are all delivered over the Internet. Internet users who have enjoyed cost-effective and faster broadband services this year can expect even better deals next year. Service providers like Hong Kong Broadband Network are also launching new packages with speeds of up to 200Mbps—more than three times faster than the current 30Mbps. Competition in the Hong Kong market will intensify in the next three quarters.

The Philippines

In 2006, the Internet access market in the Philippines continued to be polarized between the cost-conscious prepaid dial-up consumers and the quality-seeking high-end user migrating toward broadband access. With the market expected to continue its shift to broadband, the dial-up segment has been relegated to the smaller ISPs, while the bigger telecom companies have been investing in broadband infrastructure and capabilities. PLDT, the country’s leading telco, rolled out 150,000 next generation network lines and 3G and built 2,500 wireless broadband base stations in 2006. Globe Telecoms, the number two provider, invested in its core 2G wireless business and in the growth areas of 3G and consumer broadband. Both providers have sustained heavy spending on advertising and promotions, asserting their market dominance and have spurred price competition, particularly in the consumer segment.

Meanwhile, the SME segment remained underserved. Accounting for almost half of Philippine business revenues, SMEs have a growing need for online and mobile applications, highly reliable connectivity and VAS/IP services. Increasing demand from SMEs and other businesses has been, and is expected to continue to be, the main driver for the growth of the Philippine broadband access services industry. PIPH’s target market therefore represents the fastest growing segment of the market and we believe is still very far from saturation.

Australia

Telstra Corporation Limited’s (“Telstra”) is now fully privatized through a third public offering in late 2006. Telstra dominance continues in this market. The regulatory framework has been challenged by Telstra and Telstra has focused to a greater extent on retail activities at the expense of wholesale activities. For example, Telstra is not offering new technologies such as 3G mobility and ADSL2+ to wholesale customers on the basis that sufficient alternatives are available with other wholesalers.

PIAU is operating in a market that is experiencing steady broadband growth with a maturing dial-up market; the Australian Bureau of Statistic’s showed that at the end of September 2006, total Internet subscribers in Australia numbered 6.66 million, comprising 826,000 business and government subscribers and over 5.83 million household subscribers. Of the total internet subscribers, 3.91 million were on broadband, compared with dial-up subscribers of 2.75 million. DSL continued to be the dominant access technology used for non dial-up subscribers with 2.99 million or almost 77% of total non dial-up subscribers connecting through this means.

There is also increasing demand from SMEs for broadband and related VAS/IP services. The October 2006 Pacific Internet Broadband Barometer research shows that 98% of Australia’s 800,000+ SMEs are connected to the Internet and 92% are using broadband.

The September 2006 Australian Bureau of Statistic’s Internet industry findings highlight that the market is highly competitive with 467 ISPs supplying Internet access in Australia. The number of live ISPs dropped by 32% between the first quarter of 2005 and the third quarter of 2006.

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

Residentially-focused ADSL2 plans with the promise of faster broadband speeds are also becoming available but in limited areas. Telstra has proposed Fibre to the Node (FTTN) deployment but this was withdrawn due to regulatory uncertainty perceived by Telstra.

India

India’s rapidly improving telecommunications scenario has played a key role in enabling the success of the offshore IT-Enabled Services & Business Process Outsourcing (“ITES-BPO”) markets and other industry domains as well. The Indian software export segment, which has been the major catalyst behind the robust growth of the overall info communication technology (“ICT”) industry in the country, is dependent in large part on a strong telecommunications infrastructure to achieve its ambitious goals.

Recognizing the importance of a global-class telecommunications base to the success of the Indian ICT industry, the Indian government has ensured that the regulatory framework and policy incentives match and in some ways spur the growth of the telecom infrastructure.

The liberalization of the Indian telecom market has resulted in significant changes in the sector which have boosted its growth.

In the fixed-line arena, incumbent Bharat Sanchar Nigam Ltd (“BSNL”) dominates the market, followed by Tata Teleservices Ltd, Bharti Telecom Ltd, Reliance Infocomm Limited and Mahanagar Telephone Nigam Ltd (“MTNL”).

The international long distance (“ILD”) and national long distance (“NLD”) markets experience more intense competition. There are today, seven ILD operators and thirteen NLD operators. The lucrative Indian telecom market has attracted international carriers like AT&T and BT to enter the market.

The number of operational ISPs in India remains relatively unchanged. Approximately 150 operational ISPs offer services covering 300 cities and towns. Since the opening up of the IP telephony market, which enables a person in India to call from his PC or an IP device to a public switch telephone network (“PSTN”) or a mobile number outside of India, 127 ISPs have received approval to begin VoIP service and 32 are operational. The Internet telephony business is expected to take a share of between 8% to 10 % of the voice market in India.

The National Internet Exchange of India (“NIXI”) recommendations proposed by the telecommunications operator, TRAI, has been implemented in 2003. This domestic exchange allows ISPs to route the domestic traffic within the country, instead of taking the external US route before linking to India again. The result is cost savings as well as decongestion on the international link. The quick improvements in bandwidth availability have been crucial to the existing success of the Indian telecom and Internet market. The latter is of course key to the expansion of the domestic telecom and software segments. Internet and broadband roll out has catalyzed the Indian telecom sector in a way that telephony could not. India has very stringent copyright laws and ranks among a handful of nations with a strong cyber law regime.

Thailand

Thailand has committed to liberalizing its telecommunications market by 2006. A new regulatory body, the National Telecommunication Commission (“Thai NTC”), has been set up to take over the right of CAT to grant ISP licenses. The government is now actively encouraging computer use and broadband Internet access.

Thailand, despite the many operators in evidence, has, in fact, only two telecommunications operators — TOT Corporation Public Company Limited (“TOT”), formerly the Telephone Organization of Thailand, and CAT, the telecommunications half of what was formerly the Communications Authority of Thailand. These two former state enterprises once looked after domestic telephone and international connections, respectively. CAT handled the international calls, but evolved to handle data as well. Both companies are now public corporations.

The two operators have informally divided the market between themselves. TOT provides the local fixed line infrastructure and international overland connections and CAT supplies all voice and data trunks except the overland lines to neighboring countries.

Internet services arrived in Thailand in 1995. There are currently 18 ISPs under CAT concessions. However, such licenses will expire during 2007. The license is now being issued by the Thai NTC and to date 43 ISP licenses were issued. In 2005, TOT and CAT remained the key competitors in the market. TOT was transformed from a state-owned enterprise under the control of the country’s Transport and Communication Ministry to a public company in July 2002. CAT became a public company in August 2003, as did some of the largest ISPs, such as CS LoxInfo Public Co., Ltd. and Internet Thailand Public Co., Ltd. True Corporations (“TRUE”), which is a major telecommunications service provider purchased shares of UBC cable TV and the entire stake in KSC internet from MIH, making TRUE the largest ISP in the country. TRUE’s current strategy is to bundle all of its services to the mass consumer market with Internet, mobile phone, cable TV and fixed line telephone together. This strategy gave TRUE a distinct go -to -market advantage as it can offer a whole suite of products at a very low price. CS LoxInfo and Internet Thailand, both publicly listed entities, are our direct competitors. Both focus on the corporate market with Internet Thailand, a former state enterprise focusing more on the government sector. With the Thai NTC and the government’s liberalization policy, more telecommunication businesses are now emerging. Internet gateway, both international and domestic once monopolized by CAT, is now open for qualified companies to apply for operating licenses. TRUE also has the country’s second IIG. The other Internet gateway belongs to ADC (Advance Data Company), a subsidiary of the SHIN corporation and a sister company of CS LoxInfo.

Malaysia

Malaysia’s telecommunications network is relatively advanced compared to other countries in South-East Asia. TM Retail is Malaysia’s largest ISP. State-controlled Jaring (Internet service brand of MIMOS Berhad) is the second largest local ISP controlling most of the access within the country. Other operators, such as TIME.com and Maxis, are also offering internet connectivity.

The Internet market is still in its infancy stage especially for its broadband market, which is very much in the single digit percentage. Internet access via dial-up is still receiving massive reception due to its ease of accessibility compared to broadband. Computer ownership is much higher in urban than rural areas and a number of government schemes during 2005 tried to boost demand for computers.

There are many small ISPs operating in Malaysia. However, they have been plagued by problems such as slow service and interruptions at peak times, but the situation is now improving. An ample supply of cyber-cafés has ensured that Internet access is more widely available than the level of PC ownership would suggest. The majority of these subscribers are connected via ADSL.

There is a surge of companies, especially government-linked companies, providing Internet access. This is due to efforts by both Federal and State Governments in improving Internet access penetration. There are also several small operators using wireless technology to provide alternative coverage to selected areas and buildings. Since the issue of spectrum in the 2.5GHz band, there has been little progress in roll out plans by operators with the license. The government recently awarded spectrum in the 2.3Ghz band to four operators. In the wholesale scene, TM linked companies such as Fibercomm and Fiberrail provide backhaul and limited lastmile connectivity.

Government Regulations

In many Asian countries, providers of Internet access and Internet services are subject to regulation as providers of telecommunications services. In addition, since many Asian countries continue to regulate or censor the contents of various media, providers of Internet access and Internet content may face restrictions on their ability to make certain content available to their customers. We currently face regulation of this kind in Singapore.

In addition, it is likely that additional laws and regulations may be adopted in countries where we have or will have ISP operations with respect to the Internet, covering issues such as content, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. We cannot predict the impact, if any, that any future regulatory changes or development may have on our business, financial condition and results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition, could adversely affect our business, financial condition and results of operations.

Singapore

The Group’s Singapore ISP business is regulated by the IDA. Before April 1, 2000, the Company operated under an IASP License dated September 5, 1995, which expired in September 2000.

On April 1, 2000, the Company was awarded a Facilities-Based Operator (“FBO”) License by the IDA, which supersedes the IASP License previously held by the Company. With the FBO License, the Company is licensed to deploy telecommunications networks, systems and facilities to offer telecommunications switching and/or telecommunications services to other licensed telecommunications operators, business, and/or consumers. On January 1, 2004, the Company transferred the FBO License to a wholly owned subsidiary, PIC with IDA’s approval. At the same time, the Company was awarded a Services-Based Operator (“SBO”) (Individual) License by the IDA. The Company’s SBO (Individual) License allows the Company to lease telecommunications network elements such as transmission capacity, switching services, ducts and fiber from any FBO licensed by IDA, including PIC, to provide telecommunications services to third parties or resell the telecommunications services of FBOs. PIC will meet the telecommunications infrastructure deployment needs of the Company. On July 12, 2004, PI Services was also awarded a SBO (Individual) License by the IDA to provide international simple resale services.

The FBO License is valid for a period of fifteen years from April 1, 2000 and is renewable for such period as IDA thinks fit and subject to such terms and conditions as may be specified by IDA under the Telecommunications Act, Cap 323. PIC is required to pay an annual fee of 1% of the annual audited gross turnover based on the provision of services under the license during the financial year, subject to a minimum of S$100,000. In July 2006, PIC’s FBO license was amended to ensure that the WBA system was rolled out by the end of December 2006. This was achieved and confirmed with the IDA. The Company’s SBO (Individual) License was valid for a period of three years from January 1, 2004, renewable on a three yearly basis. It was renewed for a further period of three years from January 1, 2007. The scope of the license was expanded from November 15, 2006 to include Internet telephony. An annual license fee of S$5,000 is payable. PI Services’ SBO (Individual) License is valid for a period of three years from July 12, 2004 and is renewable on a three-yearly basis. An annual fee of S$5,000 is payable. These licenses are non-transferable except with the IDA’s prior approval. Other conditions imposed on the Company, PIC and PI Services under the terms of these licenses include the obligation to observe price control arrangements imposed by the IDA, to provide access to such company’s telecommunications systems to any other requesting IDA-approved licensees, and comply with the provisions under the Code of Practice for Competition in the Provision of Telecommunication Services 2005 (the “2005 Code”), which was issued by the IDA and became effective on March 4, 2005.

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

IDA may vary or amend any of the terms and conditions of the licenses by giving the Company, PIC or PI Services, as the case may be, at least one month’s prior written notice.

In relation to the provision of Internet access services, IDA’s quality of service standards require that the Company must attain the minimum targets of 99% network availability for broadband access (measured in terms of minutes of operation over a month), 99% leased circuit service accessibility, and achieve a maximum service activation time (from the date of receipt of application) of five working days for broadband access and seven working days for leased circuit access. In addition, the IDA has set maximum targets of 85 milliseconds and 300 milliseconds for local and international broadband network latency (for 30 round trip) respectively and 90% for broadband bandwidth utilization. The Group’s operations in Singapore have complied with, and the Group believes its operations will continue to meet or exceed, the IDA Quality of Service Standards.

On July 1, 2005, PIC was granted the WBA Spectrum Right to use the radio frequency spectrum specified in the grant, which will be allocated to PIC, for the purposes of operating wireless broadband access telecommunications systems for the provision of WBA telecommunications services under PIC’s FBO License. The WBA Spectrum Right is valid from July 1,

2005 to June 30, 2015, unless earlier suspended or cancelled by IDA or terminated by PIC. For the WBA Spectrum Right, PIC was required to pay S$2,467,500 (US$1,483,943) in 2005 and will be required to pay further annual sums on July 1 of each year commencing on July 1, 2006 and starting at S$69,187.50 (US$41,609) excluding GST, which will be borne by PIC, and increasing at the compounded rate of 2.5 % annually.

Internet service regulation falls under the purview of the Media Development Authority of Singapore (“MDA”), which is a successor organization to the Singapore Broadcasting Authority, the previous regulator. ISPs (including the Company) are deemed automatically licensed under the MDA’s Class License Scheme and are required to register with the MDA within 14 days from the commencement of their services as ISPs and pay a license fee of S$1,000 per year. Under the MDA’s licensing framework, ISPs are required to block out objectionable sites (which are primarily pornographic sites) as directed by the MDA. ISPs must also use their best efforts to ensure that their services (i) comply with such codes of practice that the MDA may issue from time to time (including the Internet Code of Practice); and (ii) are not used for any purpose that is against the public interest, public order or national harmony or that offends good taste or decency.

The Company has enhanced an Internet web-caching system, which it believes effectively blocks websites that the MDA has designated as objectionable. In addition, and as contemplated under the Internet Code of Practice, the Company will, when in doubt, seek the MDA’s approval of certain of its Internet content to ensure compliance with the MDA’s guidelines.

Copyright Act. The Company, as an ISP, is subject to the provisions of the Copyright Act which was reviewed to implement the provisions of the US-Singapore Free Trade Agreement, to update existing provisions and to promulgate new provisions to address advances in technology. Under the latest amendments which came into effect on August 15, 2005, it prescribes the limitation of liability of network service providers for infringement of copyright based on various functions carried out by it such as transmission, routing, caching and storage provided that certain conditions are complied with. Depending on which function is at issue, the Company would need to comply with administrative procedures for the taking down of infringing content upon receipt of notice by the copyright owner and the putting back of the same content on counter notice by the website owner.

Hong Kong

The Group’s Hong Kong ISP, PIHK, is governed by the Office of the Telecommunications Authority (“OFTA”), which was established as an independent government department on July 1, 1993 and is the executive arm of the Telecommunications Authority, which is the statutory body responsible for regulating the telecommunications industry in Hong Kong, and is subject to the provisions and regulations under Telecommunications Ordinance, Cap.106. Since June 1995, OFTA has been operating on a trading fund basis, with its funding supported by income derived mainly from license fees.

The work of OFTA is guided by the following policy objectives:

•	to enable Hong Kong to be recognized as a world-class telecommunications center for doing business

•	to ensure that Hong Kong has available high quality telecommunications services at competitive prices

•	to ensure that Hong Kong has high performance in telecommunications as measured against the Organization for Economic Cooperation and Development (“OECD”) economies.

Under regulations promulgated under the Telecommunications Ordinance, Internet access services are “public non-exclusive telecommunications services,” and the provision of such services requires an annual Internet Access Service Provider Public Non-Exclusive Telecommunications Service License (an “ISP PNET License”). The Group believes that OFTA does not limit the number of ISP PNET Licenses issued, or otherwise regulate the number of ISPs in Hong Kong. PIHK holds one of over 187 ISP PNET Licenses issued by OFTA as of March 3, 2005. OFTA has not granted any exclusive rights to PIHK in the operation of the service under its ISP PNET License. PIHK’s current ISP PNET License carries an annual fee of HK$750 and requires PIHK to submit information to OFTA from time to time upon its request. The ISP PNET License is not transferable without the prior written consent of OFTA. Subject to PIHK’s compliance with the conditions and special conditions of the ISP PNET License, the ISP PNET License is renewable on an annual basis.

The scope of services provided by PIHK under its ISP PNET License does not cover international telephone services or external circuits for voice or voice program transmission. As a result, PIHK has successfully applied for a Fixed Carrier License (External Telecommunications) (“Fixed Carrier License”) on August 27, 2004, to support PIHK’s expansion in International services (including IDD) and to allow PIHK to enjoy under the industry practice, the benefit of discounted local line price from other Fixed Carrier License holders. However, this license does not allow the licensee to build and provide internal telecommunication service (e.g. public ADSL network). OFTA has not granted any exclusive rights to PIHK in the operation of the service under the Fixed Carrier License. The annual fee payable under PIHK’s Fixed Carrier License #048 is HK$200,000 and PIHK is required to submit information to OFTA from time to time upon OFTA request. The Fixed Carrier License is not transferable without the prior written consent of OFTA. The Fixed Carrier License is granted for a period of 15 years and may be extended subject to OFTA review in the year of 2019. Subject to PIHK’s compliance with the conditions and special conditions of the Fixed Carrier License, the Fixed Carrier License is renewable annually.

PIHK successfully applied for a Service Based Operator License which came into effect from January 8, 2007. This was to facilitate PIHK providing Internet Telephony in Hong Kong. PIKH were also allocated a block of class 2 numbers under the Hong Kong numbering plan. Class 2 numbers have fewer obligations than class one, in that there is no requirement to provide number portability or directory enquiry type services. There is, however, an obligation to provide customers free access to emergency call services.

The Philippines

The Group’s ISP in the Philippines is subject to Republic Act No. 7925, “An Act to Promote and Govern the Development of Philippines’ Telecommunications and the Delivery of Public Telecommunications Services” (the “Philippines Telecommunications Act” or the “PTA”).

ISPs are considered VAS providers under the PTA, and as such are required to register with the Philippines NTC. In November 2006, the Philippines NTC granted PIPH a Certificate of Registration classifying the company as a Voice Over Internet Protocol Provider. In January 2007, the Group’s ISP in the Philippines renewed its registration with the Philippines NTC for another five years.

Sections 10 and 11 of Article XII of the Philippines Constitution prohibit telecommunications entities, including ISPs, from having more than 40% of their share capital owned by persons who are not citizens of the Philippines and from appointing any executive managing officer who is not a citizen of the Philippines. Accordingly, there are legal restrictions against the Group acquiring a majority stake in or actively managing its or any other ISP in the Philippines.

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

In December 2005, the Philippines NTC granted the Group’s ISP provisional authority to offer information and data communication network services in several cities and municipalities in the Philippines. This provisional authority is, among other things, subject to the availability of frequencies for such services and is valid for a period of 18 months. In February 2007, PIPH secured a 15MHz frequency assignment in the 2.5-2.7GHz band that completes the critical regulatory pre-requisites and paves the way for PIPH to comply with its rollout obligations within the year.

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

Exceptions are to be made in respect of disclosures required by law including information necessary for the enforcement of criminal law, protection of public revenue or to Australian Security Intelligence Organisation (“ASIO”) for the performance of its function.

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

The Australian Communications and Media Authority recently registered the Internet Industry Spam Code of Practice which comes into force in July 2006. This new Code imposes additional requirements on ISPs to take proactive action to combat Spam, and specifically provides for amendments to Acceptable Use Policies among many other requirements.

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

The BSA obliges ISPs to take reasonable steps to restrict access to illegal and highly offensive material hosted overseas and to comply with a range of “online provider rules” including compliance with certain industry codes and standards. Contravention of an online provider rule is an offense. The relevant codes include the Internet Industry Association Content Code 1 (ISP Obligations in Relation to Internet Access Generally), Content Code 2 (ISP Obligations in relation to Access to Content Hosted Outside Australia) and Content Code 3 (ISP Obligations in relation to Hosting Content Within Australia), all of which came into effect on May 9, 2002. ISPs must also take down or block access to illegal or highly offensive material if directed by the Australian Communications and Media Authority (the “ACMA”). Any person who believes that an ISP is providing access to prohibited content may make a complaint to the ACMA. The ACMA also has powers to investigate possible breaches of the BSA in respect of anything that occurred after January 1, 2000.

Copyright. At present, an ISP’s obligations to protect copyright owned by users of their networks are not clear. The Copyright Amendment (Digital Agenda) Act 2000 (which came into effect on March 4, 2001) introduced a range of amendments designed to clarify liability for authorization of copyright infringement. These include section 36(1A) which provides a non-exclusive list of matters that a court will take into account to determine whether a person is liable for authorizing another person to infringe copyright. The relevant factors are (a) the extent, if any, of the person’s power to prevent the doing of the act concerned; (b) the nature of any relationship between the alleged authorizing party and the person that does the act; and (c) whether the alleged authorizing party took any reasonable steps to prevent or avoid the doing of the act including complying with any relevant industry codes of practice.

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

Despite the amendments, it is not clear whether the exemptions will be available to ISPs that have notice of copyright infringement but fail to take reasonable steps to prevent that infringement. For example, it appears likely that an ISP that monitors users and retains the ability to penalize breaches of copyright may be considered to have “authorized” copyright infringement which it knows of but has not taken steps to remove.

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

ACIF and SPAN (Service Providers Association) have merged to form the ‘Communication Alliance’ —The new Communications Alliance takes over responsibility for preparation of industry codes.

India

PII’s ISP license is governed by the provisions of the Indian Telegraph Act 1885, Indian Wireless Telegraphy Act 1933, and TRAI Act 1997 as modified from time to time.

PII has been granted a license by the Ministry of Communications and Information Technology, Department of Telecommunications (“DOT”) to establish, maintain and operate on a non-exclusive basis Internet and Internet telephony services in the territory of India (the “License Agreement”). Internet Telephony as defined in PII’s ISP license is a service to process and carry voice signals offered through public Internet by the use of personal computers (“PC”) or IP based customer premises equipment connecting either of the following: (i) PC to PC (within or outside India); (ii) PC in India to telephone outside India; or (iii) IP based H.323/SIP terminals connected directly to ISP nodes to similar terminals (within or outside India).

A license fee has to be paid by PII for the full duration for which the license is granted. The telecommunications authorities waived the license fee for a period up to October 31, 2003. A nominal license fee of one Indian Rupee per annum is payable from November 1, 2003. PII cannot, without prior written consent of DOT either directly or indirectly, assign or transfer its rights to another party either in whole or in part. Any violation of the terms of the license shall be construed as a breach of the License Agreement and the license shall be liable for termination.

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

The Indian laws do not limit or regulate the number of ISPs in India. PII’s license is valid for an initial term of 15 years unless terminated earlier in accordance with the terms thereunder. If requested by PII, extension may be granted by the DOT at suitable terms for a period of five years or more at a time.

Pursuant to a notification amending the license of ISPs issued by DOT on March 3, 2006, all Internet Service Providers (ISPs) having internet telephony license (VOIP) are required to pay: (i) financial bank guarantee of Rs.20 lakhs for Category A ISP, valid for one year. Subsequently the amount of financial bank guarantee shall be equivalent to the estimated sum payable, equivalent to license fee for two (2) quarters, and other dues not otherwise securitized as well as any additional amount as deemed fit by the licensor; and (ii) an annual license fee at the rate of 6% of its adjusted gross revenue generated under such license. The guidelines also stipulate that VPN shall be configured on closed user group (“CUG”) only and ISPs shall comply with rules and regulations for CUG networks prescribed from time to time by the relevant regulatory authorities.

Thailand

Licenses and Approval

Operation. The Group operates its business in Thailand through PITH under the Type 1 License No. NTC/MM/INT/ISP/1/016/2548 issued on September 8, 2006 and WNS under the Type 1 License No. NTC/MM/INT/ISP/1/026/2549 issued on November 1, 2006. The Group is able to continue business as a separate entity to ensure undisrupted services to existing customers. On March 27, 2007 PITH entered into a share purchase agreement with CAT and purchased the 32% of shares that were held by CAT in WNS. PITH now owns 99.31% of WNS.

Regulation of Telecommunications in Thailand

The 1997 Constitution laid the framework for a new telecommunications and broadcast regulatory regime in Thailand. The cornerstone of the new regime is the establishment of two independent regulators, the Thai NTC and the National Broadcasting Commission (“NBC”). Thai NTC regulates the telecommunications industry while NBC regulates the broadcast media industry. However, the 1997 Constitution was abrogated by an Interim Constitution on October 1, 2006 as a result of an army-led coup on September 19, 2006. However, the main legislation governing telecommunications which were implemented under the 1997 Constitution as discussed below remain effective and enforceable.

The two main pieces of legislation that currently govern the telecommunications business are the Act on Organization For Allocating Spectrum and Radio and Television Broadcasting Supervision and Telecommunication Businesses, (the “Frequency Allocation Act”), which came into force on March 8, 2000, and the Telecommunications Business Act, which came into force on November 19, 2001. The Telecommunications Business Act and the Frequency Allocation Act are intended to play a key part in the legal reform of the Thai telecommunications market in preparation for its complete liberalization by the year 2006, in accordance with the World Trade Organization’s liberalization requirements.

The Frequency Allocation Act and the Telecommunications Business Act provide for Thai NTC to grant licenses and to prescribe rules and regulations for the grant of licenses (including the qualifications of the applicant, procedures for applying for a license and the criteria for issuing a license). Under the Telecommunications Business Act, licenses for the provision of telecommunications services are divided into the following categories:

(a)	Type 1 License is a license granted to telecoms operators without a telecoms network — to obtain this type of license, applicants only need to notify Thai NTC.

(b)	Type 2 License is a license granted to telecoms firms (which may or may not own a telecoms network) (i) which provide telecoms services to specific groups of people or (ii) whose business operation does not have a significant effect on fair competition or the public — to obtain this type of license, compliance with the requirements specified by Thai NTC is required.

(c)	Type 3 License is a license granted to telecoms companies which own a telecoms network for the purpose of providing telecoms services to the public, or where their business operation may have a significant effect on fair competition or the public — to obtain this type of license, prior approval from Thai NTC is required.

The Frequency Allocation Act provides that licenses to use frequencies and licenses to operate telecommunications businesses are not transferable.

The Telecommunications Business Act empowers Thai NTC to impose conditions and requirements on the granting of licenses, such as qualification of applicants, scope of services, term of licenses and universal service obligations, any changes in the current regulatory regime in these areas by Thai NTC may increase the regulatory burden and cause WNS to incur additional compliance costs.

Foreign Ownership Restriction

The conduct of business in Thailand by foreigners is regulated by the provisions of the Foreign Business Act (“FBA”), which came into effect on March 4, 2000. The Ministry of Commerce administers the FBA.

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

(c)	Schedule Three lists those businesses which Foreigners are prohibited from conducting without approval of the Director General of the Department of Business Development of the Ministry of Commerce.

Schedule 3 includes “the Provision of Services other than those specified by the Ministerial Regulations (Clause 21)”. As no Ministerial Regulations have been enacted in relation to this provision, Clause 21 operates as a catch-all provision which may include the conduct of any business including internet services.

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

On April 10, 2007, however, the Thai cabinet approved a draft amendment to the FBA that is to be proposed to the National Legislative Assembly for further approval (the “Proposed FBA”). Under the Proposed FBA, a “Foreigner” is defined as:

(1)	a natural person who does not have Thai nationality;

(2)	a juristic person not registered in Thailand;

(3)	a juristic person registered in Thailand having the following characteristics:

(a)	having half or more of the juristic person’s capital shares held by persons under (1) or (2) or a juristic person having the persons under (1) or (2) investing with a value of half or more of the total capital of the juristic person or a juristic person having the persons under (1) or (2) having legitimate rights in accordance with the law or the Articles of Association or the arrangements in respect of voting rights constituting half or more of the total voting rights of such juristic person.

(b)	limited partnership or registered ordinary partnership having the person under (1) as the managing partner or manager.

(4) a juristic person registered in Thailand having half or more of its capital shares held by the persons under (1), (2) or (3) or a juristic person having the persons under (1), (2) or (3) investing with the value of half or more of its total capital or a juristic person having the persons under (1), (2) or (3) having legitimate rights in accordance with the law or the Articles of Association or arrangements in respect of voting rights constituting half or more of the total voting rights of such juristic person.”

Therefore, the fundamental change in the Proposed FBA is that any company in which a foreign national (i.e., a natural person or company incorporated under the laws of a jurisdiction other than Thailand) has 50% or more of the total voting rights, either through ownership of shares or through “arrangements in respect of voting rights,” will be classified as having foreign nationality.

Under the Proposed FBA, the nationality of preference share companies in which foreign investors have more than 50% of the aggregate voting rights will be classified as “Foreigner” even if Thai nationals hold a majority of the total shares issued by a company. However, it is unclear at this stage when or if the Proposed FBA will be implemented.

Operators providing telecommunications services under the Telecommunications Business Act are subject to the Trade Competition Act, 1999, as well as Thai NTC regulations governing subsidy, abuse of market power, fair competition and consumer protection.

Malaysia

The Group’s Malaysian ISP business is regulated by the MCMC, a body corporate established pursuant to the Malaysian Communications and Multimedia Commission Act 1998 as the regulator for the converging communications and multimedia industry in Malaysia.

The licensing regime under the Communications and Multimedia Act 1998 (“CMA”) is formulated to be both technology and service neutral. There are two types of licenses which can be issued under the CMA, namely individual and class licenses.

PIMY, the Group’s ISP in Malaysia, has been registered as an ASP Class License since December 13, 2001. Class licensing is a model of regulation which aims to minimize regulatory barrier to market entry, and under PIMY’s ASP Class License, it is allowed to provide Internet access services.

In order to obtain class licenses, applicants are required to register with the MCMC in accordance with the Communications and Multimedia (Licensing) Regulations 2000 and Communications and Multimedia (Licensing) (Amendment) Regulations 2001 promulgated under the CMA. The registration of PIMY’s ASP Class License is entered into registers maintained by the MCMC. As the registration of an ASP Class License is only valid for one year, PIMY must submit fresh registrations annually together with an annual registration fee of RM2,500.

Prior to April 1, 2005, the provision of public switched telephone network (“PSTN”) telephony and IP telephony services was not permitted under an ASP Class License. The Malaysian Minister of Energy, Water and Communications has indicated that with effect from April 1, 2005, all applications services as defined under the relevant licensing regulations (which include PSTN telephony and IP telephony services) will be regulated through Class Licenses only.

PIMY has been advised by MCMC to apply for a network service provider (“NSP”) (Individual) license due to its operations being beyond the scope of its ASP Class License. As of May 15, 2006, MCMC is still considering PIMY’s application documents for an NSP (Individual) license.

Liability of Internet Applications Service Providers for content: While in jurisdictions, such as the United States of America and the United Kingdom, the laws governing liability for content, eg. content which infringes copyright or is defamatory, have been amended to accord innocent carriers a defense provided that they took action to limit dissemination of such content, similar statutory provisions are not yet available in Malaysia.

However, the CMA has introduced self-regulation within the industry whereby the MCMC may appoint industry forums to prepare various industry codes. Compliance with these codes is voluntary (other than the consumer codes which must be complied with as a condition of the license granted by the MCMC). In order to encourage compliance, the CMA affords a defense against any prosecution, action or proceeding of any nature, whether in a court or otherwise, which is taken against a person (who is subject to the voluntary industry code) regarding a matter dealt with in that code. The Content Forum has prepared a Content Code which, among others, regulates the provision of content and prescribes measures which ought to be taken by various service providers in relation to content provided through their services. The Content Code also gives ‘innocent carriers’ a defense if the communication of offending content is done without control or knowledge by the service provider and if the service provider has complied with the general and special measures prescribed in the Content Code.

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

Liability of Internet Applications Service Providers to consumers: Similar to the Content Forum, the Consumer Forum has been designated to prepare industry codes. Presently, only the General Consumer Code has been registered by the MCMC with effect from October 17, 2003, and PIMY must comply with it within six months from the aforementioned effective date. The General Consumer Code sets out the ground rules for a service provider’s dealings with consumers, including provisions relating to proper provision of information to consumers regarding the description of the service, the applicable terms and conditions, pricing information, consumer rights of redress, consumer obligations, after sales support; advertising and representation of services; customer billing, charging, collection and credit practices; provisioning of services and fault repair; protection of personal information, mechanism for handling customer complaints, and dispute resolution by inexpensive mediation or other process besides court. All licensees are required to comply with the General Consumer Code by conditions imposed in their license. In addition, the Consumer Forum has also prepared other sub-codes, including the Internet Access Service Provider Sub-code, which has been submitted to the MCMC for registration.

PIMY would also need to comply with the Consumer Protection Act 1999 if the scope of its services include services which are meant for personal, domestic or household consumption. The said Act imposes several implied guarantees on PIMY’s provision of such services including its use of reasonable care and skill, and fitness for a particular purpose.

ITEM 4C.	ORGANIZATIONAL STRUCTURE

The following chart illustrates key elements of the corporate structure of the Group as of May 31, 2007:

ITEM 4D.	PROPERTY, PLANTS AND EQUIPMENT

The Company’s corporate headquarters, the Internet Data Centre, Network Operations Centre and Customer Support Centre are located in several buildings in Singapore Science Park. The total area occupied is approximately 4,400 square meters, with leases expiring in December 2008 and December 2009. The Company also operates a retail outlet located in Singapore (Parco Bugis Junction) occupying 32 square meters, with its lease expiring in October 2007.

PIHK’s corporate headquarters and customer support centre in Hong Kong are located in Chevalier Commercial Centre (“CCC”) with approximately 1,700 square meters. The new lease will run for 3 years, starting from March 15, 2006 and expiring on March 14, 2009. In addition, PIHK leases a total of approximately 510 square meters data center space in Wanchai and Kwun Tong.

PIPH’s corporate headquarters and Internet Data Centre (“IDC”) room in the Philippines are located in Taipan Building in Ortigas, Pasig, Metro Manila, with a total area of approximately 1,336 square meters. This facility is covered under three separate leases with two leases expiring in February 2008 and one lease expiring in Nov 2007. Aside from the IDC in Taipan Building, the main IDC is located in Regalia Towers, Quezon City occupying approximately 317 square meters office unit. In addition, PIPH also entered into leases for its POP and game shop in Cebu and Metro Manila, respectively.

PIAU’s corporate headquarters in Australia occupies an area of approximately 1,129 square meters at Southbank Boulevard, Melbourne, with the lease expiring in May 2009. PIAU also leases one office in Sydney and two sales offices in Brisbane and Newcastle.

PII’s corporate headquarters in India is located in Bangalore with a total floor area of approximately 368 square meters, with the lease expiring in July 31, 2009. PII also leases a total floor area of 219 square meters for use as office space, POPs and customer service department in Pune and Mumbai. The lease for the customer service department in Pune expired on May 31, 2007 and PII is in the process of renewing the lease. The lease for our sales office in Hyderbad measuring approximately 35 square meters expires on November 30, 2007.

PITH has two operating locations in Bangkok with a total area of 2,024 square meters. The office, is located at Lao Peng Nguan building in two floors - 10th and 28th floor with a total floor area of 1,439 square meters, with the lease expiring on 4

January 4, 2008 and March 31, 2009, respectively. While another site, IDC room is located at CAT Bangrak Building on 20th floor with a total area of 585 square meters, with leasing expiring on 31 August 2007 (for 17 sqm); 31 December 2007 (for 361 sqm) and 31 January 2008 (for 207 sqm).

PIMY’s office in Malaysia is located in Kelana Brem Tower, Kelana Jaya. It has approximately 669 square meters. The lease is expiring on December 14, 2008.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section provides a review of our financial condition and results of operation for the years ended December 31, 2004, 2005 and 2006. The analysis is based on, and should be read in conjunction, our audited consolidated financial statements and related notes that are included in this Annual Report.

Overview

We provide a broad range of Internet access and Internet services to consumers and corporate customers in Singapore, Hong Kong, Australia, the Philippines, India, Thailand and Malaysia. Since our inception in 1995, we have grown rapidly by making strategic acquisitions of companies or businesses to increase our customer base and revenues, expanding our service offerings and providing superior customer service and technical support. In 2006, our total revenue was S$192,141 million (US$125,271 million) and our net income was S$5,927 million (US$3,866 million).

Our strategic plan is to transform our Group over the next five years into an IP-based communications and solutions provider, which we aim to accomplish by (i) expanding our geographic reach into previously underserved markets through a combination of acquisitions, joint ventures, partnerships and alliances; (ii) capitalizing on the anticipated growing importance of various broadband Internet technologies and exploiting “disruptive” technologies, in particular, wireless broadband; and (iii) broadening our range of service offerings to grow our revenue.

Our results of operations are most significantly affected by the following factors:

Customer retention levels. Our results of operations depend heavily on our ability to retain customers and are significantly affected by customer cancellations. New customer acquisition costs and the administrative expenses of enrolling and assisting new customers are substantial relative to the monthly fees we charge to our customers. The failure to attract and retain customers to our services, or an increase in the rate of customer cancellations, would have a material adverse effect on us. We intend to continue to focus on improving the high-quality Internet experience we offer, including providing superior customer and technical service and differentiating our products and services with innovative and useful tools that improve the Internet experience to attract and retain customers.

Competitive pricing pressure. We are significantly affected by the marketing and pricing decisions of our competitors. Increased competition in the industry has caused significant downward pricing pressure. We expect that competitive pressures will result in continued aggressive promotional pricing by our competitors, and that we may have to reduce our prices in order to remain competitive, as we have in the past. Unless we can lower our costs commensurately with such price decreases, our results of operations may be adversely affected.

Wholesale telecommunications access costs. Our results of operations are also significantly affected by the prices of services or products we purchase from third parties. As revenue from broadband services constituted approximately almost half of our total revenue in 2006, we are particularly sensitive to variations in broadband access costs. If third party telecommunications carriers increase the prices they charge for wholesale broadband access, it will inhibit our ability to compete for customers on a cost-effective basis, and our margins will be adversely impacted.

Revenues

We conduct our business according to three main business segments (1) Internet access and Internet services; (2) e-commerce services; and (3) travel-related services. The following table sets forth, for the periods indicated, our consolidated revenue for each segment.

	Year ended December 31,
	2004		2005		2006		2006
	(in thousands)
Internet access and Internet services	S$	162,631	S$	166,995	S$	183,194	US$	119,438
E-commerce services	S$	1,050	S$	10	S$	15	US$	10
Travel-related services	S$	6,550	S$	6,147	S$	8,965	US$	5,845
Reconciling items	S$	(13)	S$	(25)	S$	(33)	US$	(22)
Total	S$	170,218	S$	173,217	S$	192,141	US$	125,271

Our revenues consist of revenues we derive from:

•	Dial-up access;

•	Broadband access;

•	Leased line access;

•	VAS/IP services;

•	Commissions; and

•	Other revenues.

Dial-up access revenues. Dial-up access are revenues derived from consumers and small corporate customers who use modems to dial into our ISP dial-up network at a speed of up to 56 Kbps, and from corporate customers who access the Internet using our high-speed ISDN services. We typically employ a two-tiered scheme, with a flat monthly rate for a fixed number of hours, followed by an hourly charge for additional hours. Dial-up access revenues accounted for 10.6% of our total revenue in 2006 and 16.9% of our total revenue in 2005.

Broadband access revenues. Broadband access revenues are revenues derived from consumers and corporate customers who connect to the Internet using time-based, volume-based or unlimited access broadband packages, and from subscribers who access the Internet through our wireless broadband services. Broadband revenues are mostly subscription-based with additional usage billed as incurred. Broadband access revenues accounted for 44.7% of our total revenue in 2006 and 48.9% of our total revenue in 2005.

Leased line access revenues. Leased line access revenues are revenues derived from dedicated high-speed connectivity Internet services we provide to corporate customers which include a variety of Internet options that are customized per the customers’ requirements. Leased line revenues are subscription-based. Leased line access revenues accounted for 16.6% of our total revenue in 2006 and 13.7% of our total revenue in 2005.

VAS/IP services revenues. VAS/IP services revenues are revenues derived from global roaming, webhosting, anti-virus solutions, wireless access, data services and voice services we provide. Revenues from VAS/IP services accounted for 21.7% of our total revenue in 2006 and 14.9% of our total revenue in 2005.

Commission revenues. Commission revenues are travel commissions generated by our subsidiary Safe2Travel. We recognize commission revenue according to Emerging Issue Task Force (“EITF”) No. 99-19: Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues, and record all air-ticketing revenues at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. Commission revenues accounted for 4.7% of our total revenue in 2006 and 3.5% of our total revenue in 2005.

Other revenues. Other revenues consist of mainly system integration revenue and some online gaming and e-services revenue. Other revenues accounted for 1.7% of our total revenue in 2006 and 2.0% of our total revenue in 2005.

Operating Costs and Expenses

Operating costs and expenses include:

•	Cost of sales;

•	Selling, general and administrative expenses;

•	Depreciation and amortization of intangible assets; and

•	Allowance for doubtful accounts receivable.

Cost of sales. Cost of sales consist primarily of ADSL wholesale charges, telecommunication costs in international leased circuits and leased line and monthly charges we pay for the use of telephone lines to connect to our modem pool.

Selling, general and administrative expenses. Selling, general and administrative expenses consist of payroll expense and staff related costs, sales and marketing expense, traveling expense, professional and consultancy fees and other expenses.

Depreciation and amortization of intangible assets. Depreciation and amortization expense results primarily from the depreciation of fixed assets, including computer equipment and software, furniture and fixtures, leasehold improvements, office equipment and other assets, as well as amortization of intangible assets, including license fees, trademarks, service marks and domain names, acquired customer lists and goodwill, over a five-year period.

Allowance for doubtful accounts receivable. The Group maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Group considers many factors, including the age of the balance, customer’s historical payment history, their current credit-worthiness and current economic trends.

Other Income/(Expenses)

Other income/(expenses) consists primarily of equity in gains of unconsolidated affiliates, net loss in foreign exchange and earned interest income.

Critical Accounting Policies and Estimates

Our discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, and contingencies. We based our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial statements.

Revenue recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

In 2002, the Group has adopted EITF 01-09—Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor’s Products. While the Task Force did not reach a consensus on the classification of the expense associated with free products, the SEC Observer indicated that the SEC staff believes that the expense should be classified as cost of sales. Accordingly, we have expensed off the costs associated with free products to the income statement.

A subsidiary of the Group runs a Rewards Program in which customers earn Rewards Dollars on their purchase of the subsidiary’s services. These Rewards Dollars can be exchanged for free products and services or offset against future amounts payable by the customers. We characterize the associated costs as an expense.

In November 2002, the EITF reached a consensus on Issue No. 00-21—Revenue Arrangement with Multiple Deliverables. Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provision of Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. On June 15, 2003, the Group considered the provisions of Issue No. 00-21 and concluded that the impact of the adoption did not have material effect on the Group’s Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flows.

Network service costs

Access to Internet for customers outside of our base of owned POP is provided through capacity leased from a number of third-party telecom providers. We are, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet’s network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on terms agreed with the telecom providers.

Stock-Based Compensation Plans

Effective January 1, 2006, the Group adopted the provisions of SFAS No.123R—Share-Based Payment (“SFAS No. 123R”) and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, stock compensation cost is measured on the date of grant, based on fair value which is estimated using the Black-Scholes option-pricing model. The compensation cost is amortized over the vesting period of the options.

We have elected to apply the “modified prospective” method for the transition.

Prior to the adoption of SFAS No. 123R, the Group applied Accounting Principles Board Opinion No.25 – Accounting for Stock Issued to Employees (“APB No. 25”) and related Interpretations, and provided the disclosures required under SFAS No. 123 – Accounting for Stock Based Compensation (“SFAS No. 123”).

The fair value of the share option granted is estimated on the date of grant using the Black Scholes option-pricing model. The option-pricing model requires the input of assumptions. The expected volatility assumption was determined using the historical volatility of the company’s shares. The expected holding period represents the period of time the options are expected to be outstanding and is based on historical trends.

Allowance for doubtful accounts receivable

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

In accordance with SFAS No. 142, Goodwill and Other Intangibles Assets, goodwill is not amortized but instead tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved. Expected future cash flows are estimated based on management’s expectation of achievable performance targets as well as the historical financial performance of the reporting unit.

Intangible assets

Intangible assets consist of trademarks, service marks, domain names, license fees and acquired customer lists. These intangible assets relate to payments made to third parties for such assets and are amortized on a straight-line basis over their estimated useful lives ranging from 2—25 years. The management estimates the useful lives based on the legal or expected economic lives of these assets.

Impairment of long-lived assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Expected future cash flows are estimated based on management’s expectation of achievable performance targets as well as historical trends.

Deferred income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Valuation allowance is estimated based on management’s expectation of achievable performance targets as well as the historical financial performance of the entity to which the allowance relate.

Legal contingencies

We are involved in material legal proceedings as disclosed in “Item 8A. Consolidated Statements and Other Financial Information — Other Information”. We are also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling. Our defense in these matters is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, we do not believe these proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Recent accounting pronouncements

In June 2006, Financial Accounting Standards Board (“FASB”) ratified the consensus on EITF Issue No. 06-3—How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22—Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006.

In July 2006, FASB issued Interpretation (“FIN”) No. 48—Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109—Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 on January 1, 2007. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, FASB issued SFAS No. 157—Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 becomes effective for us on January 1, 2008. Upon adoption, the provisions of SFAS No. 157 are to be applied prospectively with limited exceptions. We are currently evaluating the potential impact, if any, that the adoption of SFAS No. 157 will have on our consolidated financial statements.

In September 2006, the FASB ratified EITF Issue No. 06-1—Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”(“EITF 06-1”). This guidance requires the application of EITF Issue No. 01-9—“Accounting for Consideration Given by a Vendor to a Customer” (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end-customer. EITF 01-9 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. We are currently evaluating the potential impact that adoption of this statement will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of this SFAS will have significant impact on our consolidated financial statements.

ITEM 5A.	RESULTS OF OPERATIONS

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues

The Group ended 2006 with record revenues of S$192.1 million (US$125.2 million), a 11% or S$19.0 million (US$12.4 million) improvement over 2005. The higher revenues were contributed by continued focus in the higher margin corporate business segment, strong take-up of VAS/IP services, continued growth in the leased line and broadband access services and increased contribution from travel business.

Access Services. Access Services business remains a dominant revenue segment, contributing 72% of total revenues in 2006. Access Services revenues were flat compared to 2005. With the exception of the Dial-Up segment, which declined 31% during the year, Broadband and Leased Line both experienced growth (2% and 34% respectively). Broadband is the largest revenue contributor at 45% of total revenues of which 74% are contributed by the Corporate Business segment. The Corporate Business segment, which is the Company’s key customer segment, grew revenue by 13% from last year. This contributed 76% of total revenues. Corporate customer base grew 9% to 125,205 over 2005.

VAS/IP Services. For the full year, VAS/IP Services grew 62% and grew its revenue contribution to 22% of total revenues. The Corporate Business segment contributed 94% of the VAS/IP Services revenues in 2006 in line with focus in the Corporate Business. Voice revenue in Australia was the main contributor to overall VAS/IP services growth. Other factors included increasing revenue from cross border connectivity services from Hong Kong to China, and the inclusion of VAS/IP services revenues in Thailand. During the year, Voice revenue was S$17.9 million or US$11.6 million, contributing 43% of total VAS/IP services revenues; Hosted Services was S$10.2 million or US$6.6 million (24% of VAS/IP services); Security Services was S$3.1 million or US$2.0 million (7% of VAS/IP services) and Roaming services revenues were S$2.8 million or US$1.8 million (7% of VAS/IP services).

Travel Commission. Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. For this year, Safe2Travel earned total commission revenue of S$8.9 million (US$5.8 million), representing an increase of 46.0% as compared to last year. This was mainly due to increased bookings and business travels as the economy conditions improve. Although the commission revenues are recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group’s balance sheet relative to its revenues and cost of sales. As of 31 December 2006, Safe2Travel’s gross accounts receivable and accounts payables were S$17.6 million (US$11.5 million) and S$7.6 million (US$5.0 million), respectively.

Other Revenues. Other revenues consist of mainly system integration revenue and some online gaming and e-services revenue. For the year, other revenues were S$3.3 million (US$2.2 million) compared to S$3.5 million (US$2.3 million) last year.

Cost of Sales. The Group’s cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group’s modem pool. The Group’s cost of sales for the year increased 19% to S$97.7 million (US$63.7 million) compared to S$82.3 million (US$49.5 million) last year as the Group provided more higher-bandwidth Internet access services in line with market demand and development.

Selling, General & Administrative Expenses

Selling, general & administrative expenses comprise of sales and marketing expenses, staff costs and other general and administrative expenses (“Other G&A”).

Staff cost for the year increased 5% to S$53.0 million (US$34.6 million) compared to S$50.5 million (US$30.4 million) in 2005 due to salary revisions and accelerated vesting of the Company’s options due to MediaRing’s proposed takeover during the year.

The Group has applied the modified prospective approach on initial adoption of SFAS 123R. Previously, the Group elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123.

Stock options granted under the 4th tranche of our Share Option Plan issued after 18 January 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No.25 and EITF 00-23 Issue 31. As of 31 December 2005, there are 1,125 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was S$nil compared to a reversal of S$0.13 million (US$0.08 million) last year. The total stock-based compensation cost recognized by the Group for the year, was S$1.4 million (US$0.9 million) compared to a reversal of S$0.1 million (US$0.06 million) last year.

Stock compensation expenses that were included in staff costs is measured on the date of grant, based on fair value which is estimated using the Black-Scholes option-pricing model. The assumptions were determined based on historical trends.

As a result of the general offer made by MediaRing Ltd on May 12, 2006 to purchase for cash all the issued ordinary shares of the Company at US$8.25 per share, all of the outstanding options granted pursuant to the 1999 share option plan became fully vested and immediately exercisable. A total stock-based compensation expense of S$1.4 million (US$0.9 million) was recorded on this date.

Staff cost as a percentage of revenues was 28% for 2006 compared to 29% for 2005. Headcount (excluding associate operations in India and Thailand) as at the end of 31 December 2006 was 912 employees, which was 13% lower than the same period last year. Revenue per employee for the full year increased to S$210,681 (US$137,322) from S$165,989 (US$108,192), a 27% improvement compared to 2005.

For the full year, other G&A expenses increased by 38% primarily because of consultancy fees and other expenses related to the MediaRing Takeover (S$2.0 million or US$1.3 million), consultancy fees and expenses for the Extraordinary General Meeting requested by our shareholders (S$0.4 million or US$0.2 million); professional fees and other cost related to the mandatory compliance of the Sarbanes Oxley Act (SOX Compliance) (S$0.8 million or US$0.5 million).

Allowance for Doubtful Accounts Receivables. Allowance for doubtful accounts receivables decreased from S$1.5 million (US$0.9 million) in 2005 to S$0.7 million (US$0.5 million) in 2006 due to improved credit monitoring measures.

Other Income/(Expenses)

This comprises largely of equity in gain/(losses) of unconsolidated affiliates, net gain and loss in foreign exchange, interest income earned and others. Total other income for the year was S$3.1 million (US$2.0) million).

Provision for income taxes

Provision for taxes increased from S$2.1 million in 2005 to S$2.8 million (US$ 1.8 million) in 2006. The increase was due to profit contributions from Australia that have higher tax rates.

Net Income

For the full year 2006, net income was S$5.9million (US$3.8 million) compared to S$10.9 million (US$6.6 million) in 2005. The decrease was largely due to higher Other G&A expenses, higher staff costs arising from accelerated vesting of options and lower margins as a result of market competition.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues

The Group ended 2005 with total net revenues of S$173.1 million (US$104.1 million), grew by 1.7% from last year. This was mainly contributed by the increase in broadband and value added services.

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

Broadband Access. Broadband Access revenues for the year were S$84.7 million (US$50.9 million). In terms of revenue mix, broadband revenue contributed 48.9% of the Group’s revenues for the year, an increase from a 47.1% contribution in 2004. As of 31 December 2005, the Group had 72,458 broadband subscribers, a growth of 8% over the previous year. The strong growth in broadband revenue was principally driven by the increase in corporate broadband subscribers in Singapore, Hong Kong and Australia. For the year ended 31 December 2005, Pacific Internet Australia’s broadband revenue increased 19.3 % whilst subscriber base grew by 34.5% to 23,076. Pacific Internet Hong Kong also recorded a healthy broadband revenue growth of 9.4% for the year compared to last year. For the same period, Pacific Internet Philippines improved its broadband revenue by 29.3% compared to last year.

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

VAS. The Group currently provides a variety of VAS. This includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services, etc. VAS revenues at S$25.7 million (US$15.5 million) for the year, exhibited the highest growth amongst all revenue streams, representing growth of 38.8%, compared to last year. The year-on-year increase in revenue was mainly from services such as wireless access and voice services.

Commission revenues. Commission revenues relate to travel commission generated by the Group’s travel arm—Safe2Travel, which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this year, Safe2Travel earned total commission revenue of S$6.1 million (US$3.7 million), representing a decrease of 6.3% as compared to last year. This was mainly due to intense competition faced by the travel industry. Although the commission revenues are recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group’s balance sheet relative to its revenues and cost of sales. As of 31 December 2005, Safe2Travel’s gross accounts receivable and accounts payables were S$11.1 million (US$6.7 million) and S$3.9 million (US$2.3 million), respectively.

Other revenues. Other revenues consist of mainly system integration revenue and some online gaming and e-services revenue. Other revenues for the year were at S$3.5 million (US$2.1 million), representing decline of 32.6%, compared to last year.

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

Selling, General & Administrative Expenses

Selling, general & administrative expenses comprise of sales and marketing expenses, staff costs and other general and administrative expenses (“Other G&A”).

Staff costs for the year was flat as compared to the previous year. The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies APB 25 and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model. Stock options granted under the 4th tranche of our Share Option Plan issued after 18 January 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No.25 and EITF 00-23 Issue 31. As of 31 December 2005, there are 1,125 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. The total compensation cost for the 4th tranche stock options for the year was a reversal of S$0.13 million (US$0.08 million) as compared to a charge of S$0.24 million (US$0.15 million) last year. The total stock-based compensation cost recognized by the Group for the year, was a reversal of S$0.1 million (US$0.06 million) compared to a charge of S$0.8 million (US$0.5 million) last year. The Group’s staff strength including the unconsolidated affiliates as at year-end was 1,075 compared to 1,119 a year ago.

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

Other Income/(Expenses)

Other income/(expenses) for the year was S$3.4 million (US$2.0 million) compared to S$1.4 million (US$0.8 million) in 2004. The reasons for the increase in ‘other income’ are due to write-backs in the fourth quarter of 2005, primarily due to reversal of various accruals on expiry of limitation period, and increase in interest income.

Provision for Income Taxes

Provision for income taxes expense decreased from S$3.1 million in 2004 to S$2.1 million in 2005 (US$1.3 million) due to the reversal of valuation allowances for deferred tax assets for two of our significant subsidiaries as a result of improved profit outlook in 2005

Net Income

The Group’s full-year net income at S$10.9 million (US$6.6 million) grew by 6.2%.

Capital Expenditures

See “Item 4A – Information on the Company – History and Development – Business Capital Expenditures, Investment and Divestment.” We believe that our existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations will be adequate to satisfy our operating and capital requirements through 2007.

Foreign Exchange Transactions

The Company, subsidiaries and affiliates consider their local currency as their functional currency and the Singapore dollar as their reporting currency.

The Group presently does not have a hedging policy for foreign exchange transactions. Most of its expenses and revenues are incurred in Singapore dollars, which is its functional currency, primarily and, to a lesser extent, United State dollars, Hong Kong dollars, Australian dollars, the Philippine Pesos and Malaysian ringgit. In other markets in which the Group operates, revenues are largely generated in the same currency in which its expenses are incurred. Any appreciation or depreciation in the foreign currency relative to the local currency could have a material adverse effect on the Group’s financial results. All foreign currency transactions and re-measurement of non-functional foreign currency denominated balances into local currency is included in the consolidated statement of operations as foreign exchange gain/(loss).

Certain of the Group’s international transmission capacity charges are denominated in U.S. dollars, and purchase orders for certain equipment may from time to time be denominated in U.S. dollars. For the year ended December 31, 2006, the Group did not enter into hedging transactions with respect to these foreign currency risks. However, the Group may evaluate the appropriateness and effectiveness of hedging such risks in the future.

The Group recognized a net foreign exchange (loss)/gain of S$(0.5 million), S$(0.2) million, and S$0.06 million (US$0.04 million) for the years ended December 31, 2004, 2005 and 2006, respectively.

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

The following table summarizes the Group’s statements of cash flows for the periods presented:

	Year ended December 31,
	2004	2005	2006	2006
		(in millions)
Net income	S$10.3	S$10.9	S$5.9	US$3.9
Net change in working capital	3.0	(6.0)	(7.0)	(4.5)
Other adjustments for non-cash items	10.4	10.0	11.0	7.0

Net cash provided by operating activities	23.7	14.9	9.9	6.4
Net cash (used in) investing activities	(8.4)	(14.5)	(11.7)	(7.6)
Net cash provided by financing activities	1.0	0.1	1.3	0.9
Net increase (decrease) in cash and cash equivalents	16.3	0.5	(0.5)	(0.3)
Effect of exchange rate changes on cash and cash equivalents	(0.2)	0	(0.2)	(0.1)

Capital Resources

As at December 31, 2004, 2005 and 2006, the Group held cash and cash equivalents and fixed deposits with financial institutions of S$58.3 million, S$60.0 million and S$60.2 million (US$39.3 million) respectively.

Operating and Investing Activities. The Group generated S$23.7 million, S$14.9 million and S$9.9 million (US$6.4 million) of cash through operating activities and was offset by the outflow of S$8.4 million, S$14.5 million and S$11.7 million (US$7.6 million) in investing activities in 2004, 2005 and 2006 respectively, primarily for the acquisition of fixed assets and intangible assets.

Financing Activities. Cash inflow from financing activities amounted to S$1.0 million, S$0.1 million and S$1.3 million (US$0.9 million) in 2004, 2005 and 2006 respectively. The Group received S$1.6 million, S$0.7 million and S$4.1 million (US$2.7 million) from the issuance of common shares upon the exercise of stock options under the Group’s employee stock option plans during the year 2004, 2005 and 2006 respectively. This was offset by repayment of bank loan of S$0.1 million, S$0.07 million and S$2.5 million (US$1.6 million) during the respective years.

The Group believes that its existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations will be adequate to satisfy its operating and capital requirements through 2007.

Borrowings

As of December 31, 2004, 2005 and 2006, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks of S$26.1 million, S$26.6 million and S$15.5 million (US$10.1 million) respectively. The weighted average interest rate was 11.67% per annum. Total unused credit facilities available to the Group as of December 31, 2004, 2005 and 2006 were S$17.1 million, S$16.8 million and S$8.1 million (US$5.2 million) respectively.

Commercial Commitment

See “Item 18. Financial Statements” for further details on guarantees and other commercial commitments.

ITEM 5C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Product Development

Group Product Development

We have set up a Group Product Development team with the objective to align our product portfolio across the region and develop and launch products on a regional level. The team is also responsible for creating and defining a detailed product development and launch process for any new product development. The team has identified four key focus areas namely network, security, unified communications and mobility. As a next phase, the team will focus on vertical solutions. Product team leaders for each of the key product areas who are responsible to drive the new product initiatives for their respective product line have been identified. The team leaders will have a well defined roadmap to launch new products across the region. The product team leaders will identify the existing products that can be replicated at other Group companies, identify new products to be launched, evaluate vendors and their products and then work on the respective business cases for launching the products in more than one of the Group’s companies.

Launching the products on a group level will help to:

•	create synergies in the product portfolio across the region

•	build on our key strengths, including our regional presence

•	create a stronger brand image

•	minimize the duplication of product launch activities

•	leverage on the various capabilities and skill sets of the product resources within the Group across the region.

Singapore

The Company continuously evaluates latest technologies and applications for possible introduction. Since its inception in 1995, it has developed a number of products and services not previously available in its markets, including Email Outsource solution, Anti-Virus, Anti-Spam and EmailSMS. It has also developed an enhanced Internet web caching system and adapted policy-based routing algorithms to its network to optimize traffic over its international links and other systems designed solely for its own use.

The Company has implemented transparent caching, by using Layer 4 switching technology together with its network architecture for web pages on all its regional hubs. The objective was to achieve load-balancing, efficient use of international bandwidth and fast surfing experience for customers. The Company uses high-end routers and switches from Cisco Systems and Juniper Network for its Core Network to achieve a telco-grade platform so as to deliver a higher quality of service and ensure sufficient capacity to meet higher customer demands.

The Company has invested in large-scale storage architectures such as SAN so as to leverage better economies of scale and to provide a higher level of reliability and resiliency.

The Company offers broadband access services through a wholesale arrangement with the local incumbent telco. It will continue to explore and offer services based on wireless technologies such as IEEE802.11a/b/g and IEEE802.16 or WiMAX, as well as the convergence toward interoperability (together with broadband technology). It is also currently participating in the WiMAX Forum and it secured 30 MHz of spectrum in the 2.5GHz band in July 2005 with plans to use this for its own island-wide wireless infrastructure. With this spectrum, the Company launched in late 2006 a line-of-sight wireless service for corporate customers.

The Company’s product team works closely with the engineering team to constantly innovate and develop new services. These developments include internet telephony, video conferencing, managed security, roaming services and mobility solutions. The Company launched Voc@l, an internally developed voice solution and networkguard, a managed firewall solutions working with Cisco System.

The Company is continuously looking into evaluation of new system technologies, applications and hardware, which include but are not limited to, enterprise storage systems; telecommunications systems which combine the traditional circuit switch network with newer VoIP technologies; helpdesk support systems; centralize technical/customer support system; wireless access; broadband access; open-sources technology; and latest technology from Microsoft.Net architecture.

Hong Kong

PIHK has continuously developed various Internet communication services over its years of operation. A complete product portfolio has been built with service ranging from Access Services to Managed Services and Applications Services.

During 2006, PIHK endeavored to expand its service to Mainland China and this resulted in significant growth in our business. Regional and cross-border solutions such as MPLS VPN were launched with service coverage extended to cover most of the major cities in China, including Shenzhen, Dongguan, Guangzhou, Huizhou, He Yuan, Zhongshan, Shanghai and Beijing. Various types of VAS/IP services on the network, including class of service, IP Sec remote access and redundancy solution are available.

To facilitate our customers in migrating their operations to China, PIHK worked with our China partner to provide data centre service in Shenzhen in mid 2006. The data centre is connected to the China telecommunication providers, including China Telecom and China Netcom, and Pacific Internet’s Asia Pacific network, providing high-speed data access service to customers.

PIHK is considering an entrance into the unified communication market in Hong Kong which had tremendous customer demand in 2006.

The Philippines

2006 was a year of transformation for PIPH, as it embarked on an aggressive campaign to redefine its business objectives, realign its core strategies, and rebuild its product portfolio. The central strategic theme was to move away from the deteriorating dial-up consumer market and to concentrate on serving the fast growing SME segment. With this end in mind, PIPH focused on developing innovative IP-based services by identifying the emerging needs of its target market. Optimaxx was launched in November 2006 to address the increasing importance of high service availability and reliability to corporate users, particularly businesses such as financial services, call centers and on-line gaming, which run on mission-critical applications that cannot afford network connection disruption. PIPH capitalized on the opportunity by providing this redundancy solution in two forms: (1) dual line failover variant with a bundled back-up link on hot standby to take over from the primary link once it goes down; and (2) dual line load balanced router where multiple Internet access links share the load of the client’s network via the router.

Sentinel is an all-in-one managed security solution that protects the client’s network from malicious content and unauthorized inbound and outgoing access. PIPH manages the solution from installation of the router and updating of virus definitions up to generation of regular reports on breaches and consultation by its trained engineers. The service is a value-add to the client in being a cost-effective and worry-free means of network protection. Sentinel was introduced to the market in December 2006.

Throughout the year, PIPH has been working closely with our Vocal team in developing the Vocal product for the Philippine market. Vocal is positioned as a cost-effective business phone, allowing users to make, as well as receive (through direct inward dialing), international calls over IP at a lower cost. Full launch of Vocal occurred on March 16, 2007.

In 2006, PIPH continued to make headway in its pursuit of a wireless infrastructure strategy. While regulatory requirements are being fulfilled for the rollout of the broadband wireless access (“BWA”) business, PIPH began offering wireless leased lines to corporate clients towards the end of the year. The BWA business is projected to be on stream before the end of 2007.

Australia

PIAU continues to deploy and to further develop a range of products and services to complement broadband access solutions for our predominantly business-focused target market. Ongoing evaluation and utilization of broadband access mechanisms that form an alternative to mass-market DSL also continue in an effort to better service our subscribers and widen our market penetration. Such broadband alternative includes investigation of a variety of wireless technology solutions in both licensed and unlicensed spectrums in either point-to-point or roaming configurations.

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

Our range of products and services that form the fundamental core product suite are also regularly reviewed to ensure they remain relevant to the customer requirements and expectations for today’s Internet. These products and services include ADSL, SHDSL, traditional fixed line telephony, MPLS private networks, leased lines, ISDN, web-hosting, colocation and dial-up, as well as a range of VAS/IP services including managed security, network monitoring and roaming solutions, anti-virus and anti-spam.

Thailand

PITH is currently evolving from a traditional ISP to a provider of integrated solutions. The product and services portfolio is divided into three categories. First, I-Connect is comprised of internet access and connectivity such as broadband, leased line MPLS. I-Consult is a project based, total IP solutions for enterprises. This includes mail servers, managed security, and Internet Data Center (IDC). The third phase of the IDC is complete, which includes private room for additional security and privacy to large customers. There are approximately 200 rackspace combining all three phases of the datacenter, which is about 85% occupied. Our Data center is located at the Telecom Tower, which houses both domestic and international telecommunication gateway operated by CAT. Finally, I-Convergence is the “triple play” arena providing services such as videoconferencing, audio, video streaming and broadcasting as well as VoIP to customers. PITH recently launched VOC@L, a group VoIP product to its enterprise and MNC customer segment.

We expect that I-Connect will provide approximately 75% of PITH’s revenue, while I-Consult and I-Convergence will contribute 10% and 15%, respectively. We expect this revenue contribution trend to change over the year with I-Convergence accounting for more revenue as demand for internet communications increases and technologies evolve rapidly.

Proprietary Rights

General. The overall nature of our business does not demand substantial expenditure on research and development. Although we believe that our success is more dependent upon the quality of our services, our technical, marketing and customer service expertise than our proprietary rights, we rely on a combination of trademark and contractual restrictions to establish and protect our intellectual property rights. It is our policy to require employees and independent contractors and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that confidential information developed or made known during the course of a relationship with us must be kept confidential and not disclosed to third parties except in specific circumstances. Further, we develop, both in-house and in conjunction with vendors, a range of solutions for internal use as well as service offerings to both the consumer and corporate segments. None of these when taken individually has a significant impact on our operations and business save for our billing system (which has been evolved over a number of years and over which we hold a perpetual license), our electronic mail architecture and radius authentication architecture (which were developed in Singapore and duplicated in our regional subsidiaries and affects the email services of the Group).

Trademarks. Pacific Internet is the registered proprietor of the “Pacific Internet” trademark and/or logo in various classes in Australia, China, Hong Kong, Indonesia, Japan, Korea, Malaysia, Philippines, Singapore, Thailand, Taiwan and the US. The application for the same is pending in India, and is in the final stages of application. In addition to the corporate name and logo of “Pacific Internet”, the Group has, amongst others, also registered various product marks, including: the “PacPlus” trademark; the “PI Mall” trademark and logo; “Safe2Travel.com” trademark; the “PAGN” trademark and logo; the “PAGN PAN ASIA GAMING NETWORK” trademark and logo; and the “AIR” word and logo in Singapore. The Group has registered the “Pacific Internet” and Chinese Characters marks in Hong Kong and the People’s Republic of China. New applications were made in 2006 and 2007 in respect of new product marks “VOCAL” word and logo around the Asian region, and “AIR” word and logo in Singapore and the Philippines. The laws of the countries in which we currently operate or may in the future operate may treat the protection of proprietary rights differently from, and may not protect our proprietary rights to the same extent as do laws in the U.S. We expect that we may license in the future, certain of our proprietary rights, such as trademarks, to third parties.

“Domain Names. Consistent with our trademark portfolio, we have also registered a number of top level domain names for the corporate name, including “pacific.net”, “pacific.com”, “pacnet.com” and “pacnet.net”. Various permutations of the corporate name have been registered as country code top level domains in countries where we conduct, or plan to conduct, business. In addition, we have also registered a variety of other domain names relating to our trademarks and product names including “Pacplus.sg” and “Pacfusion.sg”.

ITEM 5D.	TREND INFORMATION

See “Item 4B. Business Overview — Industry Background” and “Item 5. Operating and Financial Review and Prospects”.

ITEM 5E.	OFF-BALANCE SHEET ARRANGEMENT

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 5F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information regarding our aggregate payment obligations in future years based on contractual obligations that we had as of December 31, 2006:

	Total		Payment due by period
			Less than 1 year		1 - 3 years		3 - 5 years		> 5 years
	(in thousands)		(in thousands)
Long-Term Debt Obligation	S$	20	S$	20	S$	—	S$	—	S$	—
Capital Finance Lease Obligations		298		196		102		—		—

Operating Lease Obligations		11,982		7,046		4,936		—		—
Purchase Obligations		—		—		—		—		—

Total		12,300		7,262		5,038		—		—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding the directors and senior management of the Company as of June 28, 2007:

Name	Age	Position
Directors:
Teck Moh Phey(3)	46	Director/President and Chief Executive Officer
Meng Dong Tan (8)	46	Director
Yun Zhang(3)	37	Director
Steven Barry Simpson	56	Director
Stephen William Berger(2) (5) (6)	47	Director
Sajjad Ahmad Akhtar(1) (5) (7)	60	Director
Dr Neil Robert Jones(2) (4) (7)	50	Director
Senior Management:
Tuck Chuen Ho	52	Chief Financial Officer
Dennis Muscat	50	Managing Director, Australia
Eddy Cho Yiu Kuk	35	Managing Director, Hong Kong
Julia Theresa S. Yap	45	President & Managing Director, The Philippines
Kevin Aeng Keong Lim	48	Managing Director, Singapore and Malaysia
Prithayuth Nivasabutr	49	Managing Director, Thailand
Raj Metrani	43	Managing Director, India
Brendan Leong	55	Managing Director, Safe2Travel

(1)	Chairman of Audit Committee
(2)	Member of Audit Committee
(3)	Member of Executive Committee
(4)	Chairman of Compensation & Administrative Committee
(5)	Member of Compensation & Administrative Committee
(6)	Chairman of Nominating/Corporate Governance Committee
(7)	Member of Nominating/Corporate Governance Committee
(8)	Member of Litigation Committee

Biographical Information

Teck Moh Phey joined Pacific Internet as President and CEO on January 16, 2006. He has 20 years of leadership and management experience in the information technology and telecommunications industries. In one year since taking over the helm, Mr. Phey built up our capabilities significantly, sharpened our corporate business focus, and led it to a record revenue performance in 2006, on the basis of a new five-year transformational strategy. Mr. Phey was previously with Motorola where he served in various senior roles in the Asia Pacific region over 10 years, including Asia Pacific Vice President and General Manager for its Governmental and Enterprise Mobility Solutions business. He was also Chairman of Shanghai Motorola Telecom Products Co Ltd and sat on Motorola’s worldwide steering committees for radio products and wireless broadband. Mr. Phey serves as secretary and council member of the Singapore Infocomm Technology Federation (SiTF), Singapore’s top infocomm industry association. He is also chairman of the organizing committee for iX 2007, a premier IT thought leadership conference in Asia.

Meng Dong Tan was until March 31, 2007 Executive Director and CEO of Vantage Corporation Limited where he was responsible for the overall supervision of the business, financial matters and other operations of Vantage Corporation Limited and its subsidiaries. Mr. Tan is CEO of 8i Capital Pte Ltd, which is primarily involved in private equity investments in Asia and overseas. The firm has completed investments and fund raising projects for technology sector companies such as Privasys Inc, Hivac Firm Ltd. and Startech Electronics. Mr. Tan is also currently Executive Chairman of Startech Electronics, and is instrumental in the restructuring process of that company. Previously he was CEO of Multiwave Innovation Pte Ltd, a member of Natsteel Group. He has also been adviser to several technology related companies including Silicon Data Inc and Veles Solutions Pte Ltd.

Yun Zhang was appointed as the Acting CEO of Vantage Corporation Limited upon Mr. James Tan’s resignation as Executive Director and CEO with effect from March 31, 2007. Ms Zhang joined Vantage Corporation Limited in 2004 as Chief Investment Officer and was responsible for evaluating investment opportunities, identifying and negotiating with target companies on acquisitions, M&A and joint ventures. Ms Zhang was previously the Assistant Director of Chinkara Capital Limited based in Singapore. Prior to that, Ms Zhang worked in the investment banking division of Overseas Union Bank and NM Rothschild & Sons in Singapore, where she was involved in a number of IPO projects and corporate finance transactions. Ms Zhang started her working career in China and Hong Kong in real estate development. Ms Zhang holds an MBA in Finance from National University of Singapore and a BA in Economics from Renmin University of China, Beijing.

Steven Barry Simpson is the Principal of Triton Advisory Group, a mergers and acquisitions, fixed income trading, asset management and corporate advisory group located in Singapore. He has over 20 years of hands-on experience in the Asia Pacific region. In this capacity, he has successfully acted as an advisor on many private and public sector transactions including privatizations, mergers, acquisitions and debt and equity capital market activities. Mr. Simpson has successfully led several financial advisory roles for initial public offering launches for both State and private sector clients. He has also undertaken a variety of activities on behalf of international agencies and governments throughout the world for the establishment of regulatory codes, sectoral reforms, specific sector legislature and privatization activities. Previously, Mr. Simpson was a Managing Partner of Price Waterhouse Consulting in Indonesia and Australia. He was also the Partner in Charge of manufacturing sector consulting for the Australian and Asian practices and a member of the firm’s Resources sector specialty team. He is a member of the board of directors of several public and private sector companies and is a certified public accountant, a Chartered Secretary and a member of the Institute of Chartered Directors. He is a Commerce graduate from the University of New South Wales.

Stephen William Berger is the Managing Director and Partner of Imprimis (Singapore) Pte Ltd, a regional corporate finance advisory firm with offices in Singapore and Bangkok. He was previously with J.P. Morgan Chase & Co., in New York where he was Managing Director and Global Head of Paper, Packaging and Building Materials, responsible for managing the firm’s relationships, credit exposure and business development with leading companies in that sector globally. Prior to that, Mr. Berger spent eight years with J.P. Morgan Securities Asia Ltd where he was Managing Director and head of Southeast Asia Investment Banking and Co-Head of Mergers and Acquisitions for Asia. Mr. Berger currently sits on the advisory committee of Pinetree Fund, a Singapore-based private equity fund focusing on investments in China. He holds a Master of Arts degree from the Trinity College, Cambridge University and a Bachelor of Arts degree from the Dartmouth College, Hanover NH.

Sajjad Ahmad Akhtar is the Senior Partner of Cap Partnership and the Managing Director of Corporate Advisory Partners Pte Ltd, an accounting and consultancy firm he co-founded in 2002. Prior to that, he spent 27 years (18 years as a Partner) at Arthur Andersen, first in its London office, before his transfer to Singapore in 1980. At Arthur Andersen, Mr. Akhtar held various roles over the years including responsibility for Attest and Financial Consulting Services in Singapore and as Director of Financial Markets Practice for Asia Pacific. He was also a member of the firm’s global panel of experts in International Accounting Standards. Mr. Akhtar’s consulting and advisory experience includes areas such as business planning; feasibility studies; purchase investigations; treasury risk management; corporate restructuring; business valuations; business process risks and internal controls; claims and disputes consulting. He holds a Master of Business Administration degree from the University of Chicago Graduate School of Business and is a Fellow of the Institute of Chartered Accountants in England and Wales as well as the Institute of Certified Public Accountants in Singapore.

Neil Robert Jones is currently a member of the faculty at the Singapore Management University. Previously, he held a variety of faculty positions at INSEAD, the Wharton School at the University of Pennsylvania, and the Richard Ivey School of Business, University of Western Ontario. Dr Jones teaches and does research in the areas of business strategy and technology management. He is also active in executive education and consulting with both global and regional companies. Prior to entering academia, Dr Jones was a manager at McKinsey & Company in New York where he worked with CEOs and senior executives to develop strategies to improve financial and operating performance. Dr Jones holds a Bachelor of Science in Physics from the Memorial University of Newfoundland, a Master of Public and Private Management from the Yale University, and a Doctorate from the Harvard University Graduate School of Business Administration.

Tuck Chuen Ho leads the Company’s corporate finance management, financial governance including Sarbanes-Oxley compliance, and investor relations. He has more than 21 years of experience in accounting, internal controls, audit and tax with multinational corporations and listed companies. Prior to joining Pacific Internet, Mr. Ho spent nine years at Sony Electronics Asia-Pacific where he was Director of Accounting, Tax and Internal Control. In that role, Mr. Ho was responsible for corporate finance management, financial governance including Sarbanes-Oxley compliance and strategy in South East Asia, India, Oceania, South Africa and the United Arab Emirates. Previously, Mr. Ho held regional financial controller positions in Haw Par Healthcare, Intergraph Systems, and Master Builders Technology.

Kevin Lim has over 22 years of international experience in a wide range of industries with the last 14 years in information Technology industry. He joined Pacific Internet in 2002 and was appointed Managing Director of the Company in August 2005. During this time, Mr. Lim has led the Group’s regional marketing, corporate and investor communications functions and also provides leadership and oversight for the Company’s SME and consumers business, as well as the customer service operations in Singapore. His responsibilities have recently been extended to cover the Company’s Malaysia operations. Mr. Lim was previously worldwide General Manager of the Intelligent Interface Solutions Division at Lernout & Hauspie and Director of Marketing for ASEAN and South Asia at IBM.

Dennis Muscat joined Pacific Internet in 1999 and co-founded the Australian operations. He was previously Finance Director of the Company and was appointed Managing Director in 2001. Mr. Muscat brings with him more than 15 years of senior IT management and finance experience. Prior to joining the Company, he held various management positions including Executive Manager of Finance at MITS Limited, Manager Group Accounting & Finance (Commodity Trading Division) with Fosters Brewing Group, and Management Consultant with SIP Pty Limited. Mr. Muscat sits on the Board of the Service Providers Association Inc (SPAN), the national body that represents communications service providers in Australia.

Eddy Cho Yiu Kuk has been with PIHK since 1997. He brings to the Company more than 10 years’ experience in the Information Technology industry, most notably in the Internet and system integration businesses. Mr. Kuk currently serves as an executive committee member of the Hong Kong ISP Association and is also a committee member of the Digital, Information and Telecommunications Committee of the Hong Kong General Chamber of Commerce. He also holds membership to trade organizations including the Internet & Telecom Association of Hong Kong, the Hong Kong Information Technology Federation, and the Chinese Manufacturers’ Association of Hong Kong.

Julia Theresa S. Yap has been President of PIPH since 1996. She was among the pioneers of commercial Internet in the Philippines when she established Primeworld Digital Systems, Inc., a local ISP, which entered into a joint venture with Pacific Internet in 1997. Prior to PIPH, Ms Yap worked for Citibank Manila’s Corporate Business Group for 9 years. She was also previously with the National Economic Development Authority, the Central Bank of the Philippines, and the Federal Reserve Bank of San Francisco. She currently serves as Trustee of the Board of Trustees of the Philippines Internet Services Organization. Ms Yap graduated from the University of the Philippines with a degree in Business Economics, Cum Laude, in 1983, and from the Yale University where she completed her Master of Arts in International and Development Economics in 1985.

Prithayuth Nivasabutr joined PITH as its Managing Director in late 2000, bringing with him extensive leadership and management experience in the IT, Telecom, and Payments industries from both leading local and global companies. With his lead, PITH has grown significantly into a profitable business within a short period. He was previously Director for MasterCard International in Thailand and founding Managing Director of Posnet Co. Ltd., a subsidiary of Thailand’s Samart Telecoms. Mr. Nivasabutr worked in the US with McDonnell Douglas Corporation, where he managed both regional and national support services divisions.

Raj Metrani joined Pacific Internet in 2006 with more than 16 years of experience in the IT and Telco industries. BeforePII, Mr. Metrani was Director of Operations for Cable & Wireless India. In that role, he was responsible for the business services team on the sales of managed bandwidth, network integration, call center solutions, managed network services, remote infrastructure management, security services and audits. During that period, he was responsible for off-shoring four key lines of business from the UK to India, thereby increasing revenue. Prior to Cable & Wireless, Mr. Metrani held key roles in Business Development, Sales, Channel Management and Marketing operations at Motorola and ASCOM.

Brendan Leong joined Safe2Travel as Managing Director in February 2006, bringing with him 29 years of leadership and operational experience in the travel industry. He was previously Managing Director of GBC Pte Limited, a specialist corporate travel services firm he founded to provide air charter service, and to service the meetings, incentives, conferences and exhibitions (MICE) sector. Prior to that, Mr. Leong served in various senior management roles at Ken Air. Mr. Leong previously served as Chairman for Manpower & Training at the National Association of Travel Agents Singapore, the country’s top travel business body. He holds a BSc (Hons) from the University of Singapore.

ITEM 6B.	COMPENSATION

Compensation of Directors. For the year ended December 31, 2006, we paid an aggregate amount of S$0.86 million (US$0.56 million) in compensation and we accrued an additional S$0.59 million (US$0.38 million) for directors’ fee to our directors.

Compensation of Senior Management. For the year ended December 31, 2006, we paid an aggregate amount of S$1.82 million (US$1.18 million ) in compensation, including bonuses, to our senior management.

As at December 31, 2006, options to subscribe for 591,436 ordinary shares were issued and outstanding. These options were granted under the 1999 Share Option Plan, subject to continued employment. These share options, upon vesting, are exercisable within the time periods ranging from August 18, 2004 to November 6, 2010 at prices ranging from S$10.69 to S$16.92 per share.

ITEM 6C.	BOARD PRACTICES

The minimum number of directors required under our Articles of Association (the “Articles”) is two. During the year, there were removals and new appointments of directors as follows:

Claude Roger Charles (Removed on November 7, 2006)

Johnson Chin Kwang Tan (Removed on November 7, 2006)

Soon Hock Lim (Removed on November 7, 2006)

Teck Moh Phey (Removed on November 7, 2006 and re-appointed on November 7, 2006)

Meng Dong Tan ( Removed on November 7, 2006 and re-appointed on November 7, 2006)

Yun Zhang ( Removed on November 7, 2006 and re-appointed on November 7, 2006)

Boon Hwee Koh (Appointed on September 26, 2006 and removed and re-appointed on November 7, 2006)

Walter Joseph Sousa (Appointed on October 30, 2006 and removed on November 7, 2006)

Steven Barry Simpson (Appointed on December 7, 2006)

Stephen William Berger (Appointed on February 12, 2007)

Sajjad Ahmad Akhtar (Appointed on February 12, 2007)

Dr Neil Robert Jones (Appointed on February 15, 2007)

As of June 28, 2007, the Board consists of seven members and the Board has not elected a Chairman. On June 26, 2007, Mr. Boon Hwee Koh resigned as a director.

There is no fixed term of office for any of the directors or members of senior management of the Company. The directors of the Company are not subject to retirement under the Company’s Articles of Association. However, under the “Guidelines For the Selection of Directors” adopted by the Board on July 25, 2005 (as amended), the Nominating/Corporate Governance Committee will review each director’s continued tenure on the Board at least every three years, or at such other frequency, as the Board deems necessary.

The Company’s Articles of Association permit a director to appoint an alternate director, approved by a majority of the Board of Directors to act in the place of the director where he or she is unable to perform certain or all of his or her duties as a director at any one time or for a certain period of time. Under Singapore law, an alternate director is considered to be a full director by law and hence accountable to the Company for his or her actions as director during the period when he or she acts as an alternate director.

On June 9, 2005, the Company adopted the Lead Independent Director Charter. On May 11, 2007, Mr. Sajjad Ahmad Akhtar was appointed as Lead Independent Director.

The Company has not entered into any contracts with its directors for the purposes of securing their services as directors of the Company.

The Board of Directors received notices of requisition from Vantage Corporation Limited and MediaRing Limited dated September 8, 2006 and September 15, 2006 respectively to convene an Extraordinary General Meeting (“EGM”) for the removal of the entire Board and the re-appointment of the entire Board.

On October 10, 2006, Connect Holdings Limited requested the inclusion of an ordinary resolution for the appointment of Mr. Steven Barry Simpson to the Board onto the agenda of the EGM to be held on November 7, 2006. The Board agreed to its inclusion onto the agenda of the EGM.

At the EGM held on November 7, 2006, certain Directors namely, Mr. Claude Roger Charles, Mr. Johnson Chin Kwang Tan, Mr. Soon Hock Lim and Mr. Walter Joseph Sousa were removed from the Board while Mr. Teck Moh Phey, Mr. Meng Dong Tan, Ms. Yun Zhang, Mr. Boon Hwee Koh were re-appointed to the Board. The ordinary resolution for the appointment of Mr. Steven Barry Simpson was duly passed at the EGM and he was subsequently appointed to the Board upon receipt of approval from the IDA on December 7, 2006.

On February 12, 2007, Mr. Stephen William Berger and Mr. Sajjad Ahmad Akhtar were appointed to the Board as independent directors and on February 15, 2007, Dr. Neil Robert Jones was appointed to the Board as an independent director.

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

As of June 28, 2007, the EXCO comprised of two members, namely, Mr. Teck Moh Phey and Ms. Yun Zhang. The EXCO has been delegated authority to exercise certain of the Board’s powers in fulfilling its charter. The Board has conferred upon the EXCO and the Executive Director or the President and Chief Executive Officer certain discretionary limits and authority for capital expenditure, budgeting and human resource management. The EXCO met once in 2006.

Audit Committee

The third revised Audit Committee Charter was adopted on August 4, 2005.

At the EGM held on November 7, 2006, three independent directors, namely Mr. Claude Roger Charles, Mr. Johnson Chin Kwang Tan and Mr. Soon Hock Lim were removed from the Board. The new independent directors namely Mr. Stephen William Berger, Mr. Sajjad Ahmad Akhtar and Dr. Neil Robert Jones have been appointed to the Board. With the new appointments, the Board has re-constituted its Audit Committee to comprise of all three independent directors with effect from February 21, 2007.

Mr. Sajjad Ahmad Akhtar, whom the Board has determined to have met the criteria of an “audit committee financial expert” as defined by the regulations of the United States Securities and Exchange Commission was appointed as Chairman of the Audit Committee on February 21, 2007.

The Audit Committee discharges its functions of assisting the Board in fulfilling its fiduciary responsibilities relating to corporate governance and reporting practices of the Company. In the discharge of its functions, the Audit Committee may seek guidance from the best corporate governance practices in Singapore, including without limitation the Code of Corporate Governance issued by the Corporate Governance Committee in Singapore and the SGX Securities Trading Listing Manual issued by the Singapore Exchange Limited, to the extent that such practices are not inconsistent with the regulatory requirements of the US Securities and Exchange Commission or the NASDAQ Global Market applicable to it. The Audit Committee met a total of six times in 2006.

In the course of discharging its duties under the AC’s charter, the Audit Committee is empowered to seek any information from the Company’s employees, and to this end, all employees and management are obliged to extend their fullest cooperation. The Audit Committee is further empowered by the Board to obtain legal and other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

Compensation & Administrative Committee

The Administrative Committee and the Compensation Committee were reconstituted and merged to form the Compensation & Administrative Committee (“CAC”) in May 2002. The first and second revised Compensation & Administrative Committee Charter was adopted on July 25, 2005 and April 20, 2006 respectively.

At the EGM held on November 7, 2006, Mr. Soon Hock Lim and Mr. Johnson Chin Kwang Tan were removed from the Board. As a result of the re-constitution of the Board, three new independent directors were appointed to serve on the CAC. Dr Neil Robert Jones was appointed as Chairman of the CAC with effect from February 26, 2007 while Mr. Stephen William Berger and Mr. Sajjad Ahmad Akhtar were appointed as members of CAC with effect from February 21, 2007.

The CAC, comprising all non-executive directors who are not employees of the Company, carries out the dual function of deciding on compensation for key employees, Board of Directors and administering Company-wide incentive schemes such as the Company’s share option plans. The CAC met a total of three times in 2006.

Litigation Committee

The Litigation Committee (“LC”), comprising exclusively of independent directors, was established in November 2002 to decide on the Company’s defense of the US IPO allocation class action litigation. On January 11, 2006, the composition of the LC was amended from consisting solely of independent directors to a majority of independent directors. As of May 31, 2007, Mr. Meng Dong Tan is the only appointed member of the Litigation Committee. The LC met once in 2006.

See “Item 8A. Consolidated Statements and Other Financial Information—Other Information” for further details on the US IPO allocation class action litigation against the Company.

Nominating/Corporate Governance Committee

In January 2003, the Board approved the establishment of the Nominating Committee (“NC”), consisting of independent directors. The primary purpose of the NC is to develop and recommend the Board’s criteria for the selection of new directors, identify individuals qualified to become Board members in accordance with such criteria and to make recommendations on such qualified candidates for appointment to the Board. The first Nominating Committee Charter was adopted on July 25, 2005.

On February 13, 2006, the Nominating Committee was renamed as Nominating/Corporate Governance Committee (“NCGC”) and the revised NCGC Charter was adopted on April 20, 2006. At the EGM held on November 7, 2006, three independent directors, namely Mr. Claude Roger Charles, Mr. Johnson Chin Kwang Tan and Mr. Soon Hock Lim were removed from the Board. The new independent directors namely Mr. Stephen William Berger, Mr. Sajjad Ahmad Akhtar and Dr. Neil Robert Jones were appointed to the Board. With the re-constitution of the Board, as of May 31, 2007, the NCGC comprises of three members from the Board. They are Mr. Stephen William Berger who was elected Chairman of the NCGC on February 26, 2007, Mr. Sajjad Ahmad Akhtar and Dr. Neil Robert Jones. The NCGC met a total of five times in 2006.

Independent Board Committee

In connection with the pre-conditional voluntary general offer announced by Connect Holdings Limited on January 12, 2007, on April 4, 2007, the Board approved, conditional upon the announcement of an offer, the formation of an independent committee of the Board (the “Independent Board Committee”) comprising the three independent directors, namely Stephen William Berger, Sajjad Ahmad Akhtar and Neil Robert Jones. The principal objectives of the Independent Board Committee are to (i) oversee the process for the engagement of an independent financial adviser (“IFA”), (ii) oversee the work of the IFA, (iii) undertake a review of the offer, and (iv) provide a recommendation to the Board in respect of the offer. On May 2, 2007, upon the announcement by Connect that the Connect Proposed Takeover had commenced, the Independent Board Committee was established.

ITEM 6D.	EMPLOYEES

The information presented below indicated the number of employees the Group employed for the years ended December 31, 2004, 2005 and 2006:

Year ended December 31,	No. of Employees
2004	1,119
2005	1,066
2006	1,006

The following table summarizes the functional distribution of the Group’s full-time (“FT”) and Temporary (“Temp”) employees in the Company and its consolidated subsidiaries as of December 31, 2006:

	Company		PIHK		PIAU		PIPH		PITH		PIMY		S2T		Total
	FT	Temp	FT	Temp	FT	Temp	FT	Temp	FT	Temp	FT	Temp	FT	Temp	FT	Temp
Sales and Marketing	90	5	51	0	27	1	55	3	23	0	5	0	9	0	260	9
Engineering & Network Operations	37	0	37	0	17	4	33	0	14	0	2	0	0	0	140	4
Customer Service	105	4	46	1	45	0	0	0	21	0	0	0	78	0	295	5
Finance & Administrative	37	0	17	0	13	2	25	3	15	0	1	0	14	0	122	5
Information Technology	22	1	6	1	0	0	8	0	5	0	0	0	2	0	43	2
Others	25	2	8	0	17	2	7	0	5	0	1	0	15	0	78	4

Total	316	12	165	2	119	9	128	6	83	0	9	0	118	0	938	29

Only employees from the consolidated subsidiaries are included in the above information.

The Group’s employees, except for that of Safe2Travel, are not covered by any collective bargaining agreements. The Group has not experienced any strikes or work stoppages by its employees.

ITEM 6E.	SHARE OWNERSHIP

As at December 31, 2006, none of the Directors who held office at the end of the financial year had any interest in shares or debentures of the Company, except as follows:

Pacific Internet Limited	Holdings in the name of the Director, Spouse or Infant Children
Phey Teck Moh	58,650

Issuance of Share Options

As at December 31, 2006, options to subscribe for 591,436 ordinary shares were issued and outstanding. These options were granted under the 1999 Share Option Plan, subject to continued employment. These share options, upon vesting, are exercisable within the time periods ranging from August 18, 2004 to November 6, 2010 at prices ranging from S$10.69 to S$16.92 per share. As of May 31, 2007, 508,580 options were issued, fully vested and outstanding under the 1999 Share Option Plan.

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

The Administrative Committee has the authority to determine, in its sole discretion, to whom options may be granted under the 1999 Plan and the terms of such options, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. The exercise price of all options granted under the 1999 Plan must be at least equal to the “fair market value”, as determined by the Administrative Committee, of the shares on the grant date. Fair market value is defined under the 1999 Plan as the arithmetic average of the officially quoted closing price of the Company’s shares on the NASDAQ Stock Market’s Global Market for the five trading days immediately preceding the date of grant.

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

As a result of the general offer made by MediaRing Ltd on May 12, 2006 to purchase for cash all the issued ordinary shares of the Company at US$8.25 per share, all of the outstanding options granted pursuant to the 1999 share option plan fully vested and became immediately exercisable.

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

Between July 24, 2006 and September 15, 2006, MediaRing Limited acquired additional Shares and as of May 31, 2007, they owned an aggregate of 4,056,163 Shares, representing approximately 29.29% of the issued share capital of the Company.

Between July 10, 2006 and November 22, 2006, Connect acquired an additional 1,871,287 Shares by way of open market purchases on the NASDAQ Global Market. On January 12, 2007, pursuant to a sale and purchase agreement, Connect acquired 2,250,000 Shares from Vantage. As a result, as of May 31, 2007, Connect owned an aggregate of 4,121,287 Shares, representing approximately 29.76% of the issued share capital of the Company.

As of May 31, 2007, 13,844,164 shares were outstanding. The following tables set forth the ownership of Pacific Internet’s shares as of each of the dates indicated by substantial shareholders known to Pacific Internet. The information as to beneficial ownership was furnished by the respective shareholders of Pacific Internet, and except as indicated in the table below or the footnotes thereto, the shareholders named in the table have sole voting and investment power with respect to the shares set forth opposite such shareholder’s name.

As at May 31, 2007

Name and Address	Number of shares Beneficially Owned	Percentage Beneficially Owned
Connect Holdings Limited Clarendon House, 2 Church Street Hamilton HM11, Bermuda	4,121,287	29.76%
MediaRing Limited 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001	4,056,163	29.29%
Vantage Corporation Limited 80 Raffles Place #29-20 UOB Plaza 2 Singapore 048624	1,629,373	11.76%

As at December 31, 2006

Name and Address	Number of shares Beneficially Owned(1)	Percentage Beneficially Owned(1)
MediaRing Limited 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001	4,056,163	29.40%
Vantage Corporation Limited 80 Raffles Place #29-20 UOB Plaza 2 Singapore 048624	3,879,373	28.12%
Connect Holdings Limited Clarendon House, 2 Church Street Hamilton HM11, Bermuda	1,871,287	13.56%

As at December 31, 2005

Name and Address	Number of shares Beneficially Owned(2)	Percentage Beneficially Owned(2)
Kingsville Capital Ltd 141 Market Street #11-01 International Factors Building Singapore 048944	3,829,373	28.60%

As at December 31, 2004

Name and Address	Number of shares Beneficially Owned(3)	Percentage Beneficially Owned(3)
SembCorp Ventures Pte Ltd 30 Hill Street #05-04, Singapore 179360	3,800,000	28.60%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2007 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of that person.
(2)	Based on an aggregate of 13,795,480 ordinary shares as at December 31, 2006.
(3)	Based on an aggregate of 13,412,247 ordinary shares as at December 31, 2005.
(4)	Based on an aggregate of 13,294,178 ordinary shares as at December 31, 2004.

Pacific Internet has issued one class of securities only and all holders of these securities are entitled to the same voting rights. See “Item 10B. Memorandum and Articles of Association” for further details on the rights of shareholders.

ITEM 7B.	RELATED PARTY TRANSACTIONS

For the years ended December 31, 2004, 2005 and 2006, the Company provided Internet Access and related services amounting to S$45,000, S$ nil and S$nil (US$nil) respectively, to its former intermediate parent company.

For the years ended December 31, 2004, 2005 and 2006, Safe2Travel provided travel-related services amounting to S$159,000, S$149,000 and S$nil (US$nil) respectively, to the Group’s former intermediate parent company and other affiliated companies.

For the years ended December 31, 2004, 2005 and 2006, consultancy fees paid or payable by Safe2Travel amounted to S$72,000, S$27,000 and S$49,000 (US$32,000) respectively, to Safe2Travel’s Director-related company.

Management fees charged to subsidiary and associated companies

The Company charged an annual management fee to all its subsidiary and associated companies for various management and administrative services provided. These services were provided by Pacific Internet to all its strategic business units based on the percentages of time spent by management and such amount charged is equivalent to the amount that would be charged in independent transactions involving the same or similar services under comparable circumstances. For the year ended December 31, 2006, management fees paid or payable by subsidiaries and associated companies was S$1.53 million (US$1 million).

ITEM 7C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements”.

Other Information

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

Class Action Lawsuit

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

As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters (“Assigned Claims”). To preserve these claims while the proposed Settlement was pending the Court’s final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement, the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers’ respective underwriters alleging the Assigned Claims. One of the Company’s underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee filed a lawsuit to preserve those claims. On February 24, 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. The plaintiffs have appealed the Court’s decision.

The proposed Settlement did not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding and discovery has commenced. The parties are also in the midst of class certification issues. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants appealed that decision to the United States Court of Appeals for the Second Circuit. On December 5, 2006, the Court of Appeals issued its opinion, reversing the Judge Scheindlin’s order granting class certification. The Court of Appeals also found that the plaintiffs in those cases cannot satisfy certain elements required for class actions.

In light of the Second Circuit’s decision, the district court has held several conferences with the parties to discuss how the litigation will proceed. During a conference on May 30, 2007 before Judge Scheindlin, plaintiffs orally moved for class certification based on two new proposed classes. Plaintiffs’ deadline to file their opening brief on the motion to certify the classes is September 27, 2007. On June 25, 2007, Judge Scheindlin entered an order terminating the proposed Settlement based on a stipulation among the parties to the Settlement. The plaintiffs have also indicated that they will seek to amend their allegations and file amended complaints.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been subject to discovery obligations that non-focus case issuers are not be subject to. The parties are currently discussing further discovery that the plaintiffs seek from the underwriters and the issuers.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and intends to contest the lawsuit vigorously. The litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit and therefore, no accrual has been made. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Dividends

In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors. Singapore law allows dividends to be paid out only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency. The Company has not declared any dividends to date. As of December 31, 2006, the amount of the Company’s retained earnings for distribution was approximately S$8.8 million (US$5.7 million). We do not anticipate paying cash dividends in the foreseeable future.

ITEM 8B.	SIGNIFICANT CHANGES

Except as disclosed in this Annual Report, there have been no significant changes since December 31, 2006 which is the date of the annual financial statements in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

Trading Markets

The Company’s outstanding shares are listed on the NASDAQ Stock Market’s Global Market under the symbol “PCNTF”. The following table sets forth, for the periods indicated, the high and low last reported sales prices per share as furnished by the NASDAQ Stock Market’s Global Market.

	NASDAQ Stock Market’s Global Market
	High		Low
1999 (since listing on February 5, 1999)	US$	104.25	US$	20.38
2000	US$	74.88	US$	2.19
2001	US$	8.75	US$	0.85
2002	US$	3.48	US$	1.06
2003	US$	14.99	US$	2.78

2004
First Quarter	US$	12.34	US$	7.46
Second Quarter	US$	13.51	US$	7.81
Third Quarter	US$	9.31	US$	5.94
Fourth Quarter	US$	8.95	US$	5.71

2005
First Quarter	US$	7.33	US$	5.61
Second Quarter	US$	7.59	US$	5.22
Third Quarter	US$	7.13	US$	5.66
Fourth Quarter	US$	7.08	US$	5.64

2006
First Quarter	US$	8.89	US$	5.50
Second Quarter	US$	9.50	US$	7.69
Third Quarter	US$	10.00	US$	8.34
Fourth Quarter	US$	9.96	US$	7.60

2007
First Quarter	US$	10.08	US$	8.61
January	US$	10.08	US$	8.61
February	US$	9.98	US$	9.25
March	US$	9.68	US$	9.04
April	US$	9.95	US$	9.50
May	US$	9.96	US$	9.55

The last reported sale price of the share as quoted on the NASDAQ Stock Market’s Global Market as on May 31, 2007 was US$9.96 per share.

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10A.	SHARE CAPITAL

Not applicable.

ITEM 10B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Takeovers

The acquisition of shares of public companies is regulated by, inter alia, the Companies Act and the Singapore Code on Takeovers and Mergers (the “Takeover Code”). Any person (either on his own or together with parties acting in concert with him) acquiring whether by a series of transactions over a period of time or not, shares carrying 30% or more of our voting rights is obliged to extend a takeover offer for the remaining shares which carry voting rights, in accordance with the provisions of the Takeover Code. “Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding, cooperate to obtain or consolidate effective control over the Company, through the acquisition of shares. These will be presumed to include related and associated companies, directors (including their close relatives), pension funds, certain discretionary funds and certain financial advisers. The offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with him for shares of that class during the offer period and within six months prior to its commencement. A cash offer is required if within such period the offer or parties acting in concert with him has bought for cash shares carrying 10% or more of the voting rights. A mandatory takeover offer, in accordance with the provisions of the Takeover Code, is also required to be made if a person holding between 30% and 50% (both inclusive) of the voting rights (either on his own or together with parties acting in concert with him) acquires additional shares representing more than 1% of the voting rights in any six-month period.

The Takeover Code was recently amended with effect from April 1, 2007 to limit its application with respect to foreign-incorporated companies and foreign-registered trusts, the Takeover Code applies to only those with a primary listing in Singapore. The Securities Industry Council that administers the Takeover Code is now given the discretion to waive the application of the Takeover Code in relation to (i) such foreign-incorporated companies or foreign-registered trusts, (ii) Singapore incorporated companies or Singapore registered business trusts with a primary listing overseas; and (iii) unlisted public companies and unlisted registered business trusts with more than 50 shareholders or unit holders, as the case may be, and net tangible assets of S$5million or more .

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, shareholders will be entitled to participate in any surplus assets according to their rights and interests in the Company.

Indemnity

As permitted by the Singapore law, the Articles of Association provide that, subject to the Companies Act, the directors and officers will be indemnified by the Company against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to any of their acts or omissions as our officer, director or employee. This indemnity, however, is subject to: (1) a judgment being given in their favor; (2) them being acquitted or (3) relief being granted by the court, depending on the nature of the proceedings. Directors and officers may not be indemnified by the Company for his or her liability in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to the Company.

For the period from December 30, 2006 to December 30, 2007, both dates inclusive, the Company has purchased directors’ and officers’ liability insurance (“D&O Insurance”) against any of those liabilities, up to an amount of US$30.0 million, except where the liability arises out of, conduct involving dishonesty, fraud or criminal acts among other things. As a result of the successful close of the initial offer period of the Connect Proposed Takeover as announced by Connect on June 25, 2007, the D&O insurance coverage was automatically amended to cover wrongful acts committed prior to Connect controlling more than 50 per cent of the Company.

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

Pursuant to NASDAQ Marketplace Rule 4350(a), Pacific Internet has been granted an exemption by NASDAQ from NASDAQ Marketplace Rule 4350 (g) which requires an issuer to solicit proxies and provide proxy statements for all shareholder meetings and furnish copies of such proxy solicitation to NASDAQ. Under the Companies Act, Pacific Internet is required to provide its members with the following documents for its general meetings of members: (i) Notice of the meeting which would typically set out the text of the resolutions to be passed; and (ii) where the meeting is an Annual General Meeting, a copy of the consolidated profit and loss accounts and balance-sheet (including the documents required by law to be attached thereto) which is duly audited and which is to be laid before Pacific Internet in the Annual General Meeting, accompanied by a copy of the auditor’s report thereon.

Limitations on Rights to Hold or Vote Shares

Except as discussed in “Item 10B. Memorandum And Articles of Association — Transfer of Shares, Voting Rights and Takeovers” and “Item 3D. Risk Factors — Certain Anti-takeover Provisions Under The Companies Act May Affect The Company’s Share Prices “, there are no limitations imposed by the laws of Singapore or by our Articles of Association on the right of non-resident shareholders to hold or vote our shares.

ITEM 10C.	MATERIAL CONTRACTS

The following is a summary of each contract that is material to the Group as of the date hereof and was not entered into by the Group in the ordinary course of business.

Joint Ventures/ Strategic Alliances

Hong Kong

On December 30, 2005, PIHK entered into a Cooperation Agreement with a China-based Internet services provider, NZR and various other parties for the formation of an equity joint venture (“EJV”) to market integrated IP communication applications in Southern China. Under the Agreement, PIHK and NZR will each hold 50.0% of the equity interest of EJV and each party will make a capital contribution in the amount of RMB 5 million for their respective equity interest. As of December 31, 2006, no capital contribution had been made.

India

On October 5, 2005, the Government of India through the Ministry of Finance (Foreign Investment Promotion Board Unit), granted its approval to the Company to increase its equity interest in PII from 49% to 55% through a further issue of shares. The increase in the Company’s shareholding in PII to 55% was completed on February 10, 2006. On December 12, 2006, the name of PII was changed to Pacific Internet India Limited upon conversion to a public limited company.

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

Thailand

On March 27, 2007, PITH entered into a share purchase agreement with CAT in order to buy back the 32% of Shares that were held by CAT in WNS. PITH now owns 99.31% of WNS.

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

Taxation of Dividends — Imputation System

Subject to the following paragraph, dividends paid by Pacific Internet on Shares (including distributions in cash, stock dividends or other property), whether made to a shareholder who is a resident or non-resident of Singapore, are not subject to Singapore withholding taxes.

Under the current provisions of the Singapore Income Tax Act (Chapter 134) and its subsidiary legislation, a company’s profits earned in the Year of Assessment 2007 (i.e., the financial year ended in 2006) are taxed at a rate of 20%. In addition, 75% of the first S$10,000 of the company’s normal chargeable income (excluding Franked Dividends, as defined below) and 50% of the next S$90,000 of normal chargeable income (excluding Franked Dividends, as defined below) are exempt from corporate tax. The remaining chargeable income (after the partial tax exemption) will be taxed at the applicable corporate tax rate of 20%. It has been announced that with effect from the Year of Assessment 2008 (i.e., financial year ending 2007), the corporate tax rate will be reduced from 20% to 18%. In addition, the threshhold for partial exemption will be revised. 75% of the first S$10,000 of the company’s normal chargeable income (excluding Franked Dividends, as defined below) and 50% of the next S$290,000 of normal chargeable income (excluding Franked Dividends, as defined below) are exempt from corporate tax.

Before January 1, 2003, and to a certain extent between January 1, 2003 and December 31, 2007, pursuant to the transitional rules for the new one-tier corporate tax system (see “Taxation of Dividends—New One-Tier Corporate Tax System”), the imputation system of corporate taxation applied in Singapore. Under the imputation system of taxation, the tax paid on the profits by a resident company in Singapore is imputed to the shareholders when they receive the after tax profits as dividends. Thus, the shareholders receive dividends (“Franked Dividends”) net of the tax paid by Pacific Internet. Currently, Franked Dividends received by both residents and non-residents of Singapore are not subject to withholding tax.

A holder of shares who is not resident in Singapore is normally taxed on Franked Dividends at the corporate tax rate. As the tax paid by Pacific Internet on the profits is imputed to the shareholders at the normal corporate tax rate, no further Singapore income tax will be imposed on the net dividends received by a non-resident holder of shares.

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

Taxation of Dividends — New One-Tier Corporate Tax System

The one-tier corporate tax system became effective from January 1, 2003 (subject to certain transitional tax rules). Under this system, the tax paid by a Singapore resident company on its profits is final. When the company pays its after tax profits as tax exempt dividends (“Tax Exempt (One-tier) Dividends”) to its shareholders, such dividends will be tax exempt in the hands of the shareholders, regardless of whether the shareholders are companies or individuals, and whether or not the shareholders are Singapore tax residents. Currently, Tax Exempt (One-Tier) Dividends received by both residents and non-residents of Singapore are not subject to withholding tax.

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

Accordingly, so long as Pacific Internet has not moved to the one-tier corporate tax system, shareholders may continue to receive Franked Dividends with credits attached under the imputation system of corporate taxation.

Dividend vouchers issued by Pacific Internet will distinguish between Franked Dividends and normal tax exempt dividends not being Tax Exempt (One-Tier) Dividends. If Pacific Internet has fully utilized the dividend franking credits or if it elects to move to the one-tier corporate tax system at an earlier date (i.e. before January 1, 2008), the dividend vouchers issued by the Company will distinguish between normal tax exempt dividends and Tax Exempt (One-Tier) Dividends under the one-tier corporate tax system.

Disposition of Shares

Under current Singapore tax law, there is no tax on capital gains, and, thus, any profits from the disposal of Shares are not taxable in Singapore unless the vendor is regarded as carrying on a business or trade of dealing in shares in Singapore, in which case, the disposal profits would be subject to tax as trading profits. These gains may also be taxed as “gains or profits of an income nature” if Shares were acquired with the intent or purpose of making a profit from subsequent sale and not for long-term investment purposes.

Singapore Estate Duty

Under the Singapore Estate Duty Act (Chapter 96), Singapore estate duty is imposed on the value of immovable properties in Singapore which passes on death of a person, whatever the domicile of the deceased person, subject to specific exemptions. For persons domiciled in Singapore at the time of death, estate duty is also imposed on all movable properties, wherever situated, subject to specific exemption limits. Movable assets of non-domiciled individuals are exempt from estate duty.

The shares of Pacific Internet are considered to be movable property situated in Singapore being shares of a Singapore incorporated company. Accordingly, Shares held by an individual domiciled in Singapore are subject to Singapore estate duty upon such individual’s death at the rates specified in the Estate Duty Act, as amended from time to time, unless specifically otherwise exempted.

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

Dividends paid with respect to our Shares could cease to be qualified dividend income if the Shares are de-listed from The NASDAQ Global Market and do not subsequently become regularly traded on The NASDAQ SmallCap Market or other qualified exchange or market or if we are treated as a passive foreign investment company. Dividends will constitute foreign source income for foreign tax credit limitation purposes.

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

We do not believe we should be classified as a PFIC, for U.S. federal income tax purposes, for the current year and do not anticipate becoming classified as a PFIC in future years. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that it earns and the categories and valuation of its assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of the Shares.

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

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the Shares and (ii) any “excess distribution” paid on

Shares (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become a PFIC. You are urged to consult your tax advisor regarding the potential tax consequences to you if we are or become a PFIC, as well as certain elections that may be available to you to mitigate such consequences.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to the Shares unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In such cases, you generally will be taxed in the same manner as a U.S. Holder.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of the Shares unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist. In the first case, the Non- U.S. Holder will be taxed in the same manner as a U.S. Holder. In the second case, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such U.S.-source capital loss.

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

ITEM 10F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

ITEM 10G.	STATEMENT BY EXPERTS

Not applicable.

ITEM 10H.	DOCUMENTS ON DISPLAY

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

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

The Company obtains additional financing through short-term bank borrowings. Surplus funds are placed with reputable banks. The Company also has long-term loans receivable from related companies. As of December 31, 2006, our exposure to interest rate risk was relatively low in view of the low outstanding debt obligations the Group has. Further information relating to the Company’s interest rate exposure is also disclosed in “Item 18. Financial Statements”.

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

All foreign currency transactions and re-measurement of non-functional foreign currency denominated balances into local currency is included in the consolidated statement of operations as foreign exchange gain (loss). The gain or loss arising from translation of Hong Kong dollars and Australian dollars, the Philippine Pesos, Thai Baht and Malaysian Ringgit into Singapore dollars for the purpose of consolidating results from PIHK, PIAU, PIPH, PITH and PIMY was recorded as other comprehensive income (loss).

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, the Group’s management had carried out an evaluation, with the participation of its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the fiscal year ending December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures are effective.

Subsequent to the date of their evaluation, except as described below, there have been no changes in our internal controls or in other factors that could significantly affect these controls.

At the Extraordinary General Meeting held on November 7, 2006, all three non-executive independent directors who were members of the Audit Committee, were not reappointed as directors. As a result, there was no Audit Committee from November 7, 2006 through December 31, 2006. On February 21, 2007, the Audit Committee was re-constituted with three non-executive independent directors. The Audit Committee is charged to assist the Board in fulfilling its fiduciary responsibilities relating to corporate governance and reporting practices of the Company. Therefore, from November 7, 2006 through February 21, 2007, when the Audit Committee was re-constituted, our internal control over financial reporting was affected.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Sajjad Ahmad Akhtar is an “audit committee financial expert” as defined by the regulations of the United States Securities and Exchange Commission. Mr. Akhtar satisfies the “independence requirement” as defined in Rule 10A-3 of the Exchange Act. He was appointed as a director of the Company and the Chairman of the Audit Committee on February 12, 2007 and February 21, 2007 respectively.

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

The Code of Business Ethics and Conduct (“Code of Conduct”) which applies to all employees of the Group was revised on August 4, 2006. The text of the Code of Conduct is posted on our Internet website at:

http://media.corporate-ir.net/media_files/irol/11/117746/corp_gov/conduct.pdf.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for professional services and other services rendered to the Company by the Company’s independent principal accountants in the last two fiscal years:

In S$ in thousands
	Audit Fees(1)	Audit-Related Fees (2)	Tax Fees(3)	Others(4)	Total
Financial Year
2005	664	16	70	22	772
2006	698	222	84	—	1,004

(1)	Audit Fees

This category primarily consists of fees associated for the annual audit of the Company’s consolidated financial statements and the statutory financial statements of the Company’s subsidiaries. They also include fees for services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees

This category primarily consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements including accounting issues research and technical assistance.

(3)	Tax fees

This category primarily consists of fees billed primarily for routine corporate tax advisory services and compilation of corporate tax returns.

(4)	Others

This category primarily consists of fees for seminars and training on financial reporting requirement under International Financial Reporting Standards and U.S. Generally Accepted Accounting Principles.

The Audit Committee of the Company’s Board of Directors had on November 7, 2003 adopted a policy (“Pre-Approval Policy”) regarding pre-approval of audit and permissible non-audit services performed by the Company’s independent auditors.

Under the Pre-Approval Policy, proposed services may either be (i) pre-approved by the Audit Committee without consideration of specific case-by-case services (“general pre-approval”); or (ii) require the specific pre-approval of the Audit Committee (“specific pre-approval”). The appendices to the Pre-Approval Policy set out all the audit and permissible non-audit services under the four categories, namely, “audit”, “audit-related”, “tax” and “other services” which have received the general pre-approval of the Audit Committee. These pre-approved services will be reviewed annually by the Audit Committee.

The Audit Committee also establishes maximum fee amounts on an annual basis for each of the pre-approved services listed in the aforesaid appendices to the Pre-Approval Policy. Any proposed services exceeding the pre-approved cost levels or budgeted amounts will require specific pre-approval by the Audit Committee. Also, any other proposed services not listed in the aforesaid appendices require specific pre-approval by the Audit Committee. In this regard, both the independent auditor and the Chief Financial Officer of the Company will submit to the Audit Committee such relevant requests or applications in connection with services which require specific pre-approval by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Group has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent auditors:

•	Report of Independent Auditors to the Board of Directors and Shareholders of Pacific Internet Limited

•	Restated Consolidated Balance Sheets as at December 31, 2005 and 2006

•	Restated Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2004, 2005 and 2006

•	Restated Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006

•	Restated Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2005 and 2006

•	Notes to Consolidated Financial Statements

ITEM 19.	EXHIBITS

The following exhibits are part of this Annual Report:

1.1	Memorandum and Articles of Association of Pacific Internet (1)

2.1	Specimen certificate representing Pacific Internet shares (4)

4.1	1998 Employees’ Share Option Plan (2)

4.2	Service to the Internet Information Exchange Centre contract no. 019 dated June 23, 1999 between World Net & Services Co., Ltd and The Communications Authority of Thailand (in Thai) (4)

4.3	Telstra Wholesale Form of Agreement dated June 28, 1999 between Pacific Internet (Australia) Pty Limited and Telstra Corporation Limited for the provision of Telecommunication services (4)

4.4	1999 Share Option Plan (3)

4.5	Internet Roaming Service Agreement dated March 24, 2000 between Pacific Internet and iPass, Inc (4)

4.6	Amendment no. 1 dated July 25, 2000 to the Internet Roaming Service Agreement dated March 24, 2000 between Pacific Internet and iPass, Inc (4)

4.7	License to Provide Facilities-Based Operations dated April 1, 2000 granted by the Infocommunications Development Authority of Singapore (4)

4.8	Passenger Sales Agency Agreement dated June 1, 2000 between Safe2Travel.com Pte Ltd and IATA (4)

4.9	Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc (4)

4.10	Addendum to Internet Roaming Agreement dated July 25, 2000 between Pacific Internet and GRIC Communications, Inc (4)

4.11	High Speed International Circuit Service Lease Contract dated September 7, 2000 between The Communications Authority of Thailand and World Net & Services Co., Ltd (in Thai) (4)

4.12	Broadband Access Service Agreement dated October 9, 2000 between Pacific Internet and Singapore Telecommunications Limited (4)

4.13	Republic Act No. 8992 entitled “An Act Granting the Primeworld Digital Systems, Inc. (now known as Pacific Internet Philippines, Inc.) a Franchise to Construct, Install, Establish, Operate and Maintain Telecommunications Systems Throughout The Philippines” approved by the President of the Philippines on January 5, 2001 (4)

4.14	Sale of Business Agreement dated January 18, 2001 between Safe2Travel.com Pte Ltd and Trident Travels Ltd and Neptune Travel Services Pte Ltd (4)

4.15	Joint Venture Agreement dated February 28, 2001 between Pacific Internet, Pacific Internet India Private Limited and Primeast Investments Ltd (5)

4.16	Supplementary Agreement dated February 28, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd (5)

4.17	Management and Technical Assistance Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the provision by Pacific Internet to Pacific Internet India Private Limited of management, supervisory and technical expertise (4)

4.18	License Agreement dated February 28, 2001 between Pacific Internet and Pacific Internet India Private Limited relating to the licensing to Pacific Internet India Private Limited of the right to use certain intellectual property of Pacific Internet (4)

4.19	Shareholders Agreement dated March 16, 2001 between Pacific Internet, Primeworld Ventures, Inc. and Hyperlink Holdings, Inc for the purpose of re-organizing PW Holding Corporation (4)

4.20	Shareholders Agreement dated March 16, 2001 between Pacific Internet, PW Holding Corporation, Renato A. Yap and Julia Theresa S. Yap for the purpose of re-organizing Pacific Internet Philippines, Inc. (4)

4.21	Deed of Guarantee dated March 19, 2001 between Pacific Internet and Oversea-Chinese Banking Corporation Limited (“OCBC”) for credit and banking facilities granted to Safe2Travel.com Pte Ltd(5)

4.22	Payment Plan Agreement dated May 2001 between Pacific Internet and Oracle Corporation Pte Ltd(5)

4.2	Wholesale Master Service Agreement dated June 7, 2001 between Pacific Internet and Starhub Pte Ltd(5)

4.24	Loan Agreement dated September 13, 2001 between Pacific Internet and Thakral Brothers (Pte) Ltd, along with Guarantee by Gurmukh Singh Thakral of even date securing the loan(5)

4.25	Franchise Agreement dated February 7, 2002 between Pacific Internet (Thailand) Limited and Pacific Internet relating to the licensing to Pacific Internet (Thailand) Limited of the right to use certain intellectual property of Pacific Internet(6)

4.26	Banker’s Guarantee dated February 27, 2002 issued by United Overseas Bank Limited to Diners Club (Singapore) Pte Ltd for the benefit of Safe2Travel Pte Ltd(6)

4.27	Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet and Reach Internet Services Pte Ltd (“Reach-SG”) for the purchase of Reach-SG’s retail ISP business assets in Singapore(6)

4.28	Sale and Purchase of Business Agreement dated November 11, 2002 between World Net & Services Co., Ltd, Reach Communications Services (Thailand) Limited (“Reach-TH”) and Pacific Internet for the purchase by World Net & Services Co., Ltd of Reach-TH’s retail ISP business assets in Thailand(6)

4.29	Sale and Purchase of Business Agreement dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd., Reach Internet Services (MSC) Sdn Bhd (“Reach-MY”) and Pacific Internet for the purchase by Pacific Internet (Malaysia) Sdn. Bhd of Reach-MY’s retail ISP business assets in Malaysia(6)

4.30	Master Services Agreement dated November 11, 2002 between Pacific Internet and Reach Global Services Limited for the purchase of bandwidth(6)

4.31	Master Deed of Assignment dated November 11, 2002 between Pacific Internet and Reach Internet Services Pte Ltd(6)

4.32	Master Deed of Assignment dated November 11, 2002 between World Net & Services Co., Ltd and Reach Communications Services (Thailand) Limited(6)

4.33	Master Deed of Assignment dated November 11, 2002 between Pacific Internet (Malaysia) Sdn. Bhd. and Reach Internet Services (MSC) Sdn Bhd(6)

4.34	Deed of Ratification and Accession cum Amendment dated January 6, 2003 between Pacific Internet India Private Limited, Pacific Internet, Glade Trading Company Private Limited and Primeast Investments Ltd(6)

4.35	Supplementary Agreement dated January 6, 2003 between Pacific Internet and Thakral Brothers (Pte) Ltd(6)

4.36	Sale of Business Agreement dated September 15, 2003 between Pacific Internet (Australia) Pty Limited and Product Information Services Pty Ltd(7)

4.37	Agreement for Closure of Sale of Business dated November 14, 2003 between Safe2Travel Pte Ltd, Trident Travels Ltd and Neptune Travel Services (Pte) Ltd(7)

4.38	Asset Transfer Agreement dated December 22, 2003 between Pacific Internet and Pacific Internet Corporation Pte Ltd(7)

4.39	Share Transfer Agreement dated January 27, 2004 between Pacific Internet and Mitsubishi Corporation(7)

4.40	Share Transfer Agreement dated March 10, 2004 between Pacfusion Group Holdings Pte Ltd (now known as Pacific Internet Services Pte. Ltd.) and TravelFusion.com Limited(8)

4.41	Share Sale Agreement relating to T3 Communication Partners Pty Ltd dated October 31, 2005 between Pacific Internet(Australia) Pty Ltd (Purchaser) and Teide Pty Ltd, Cumberland Properties Pty Ltd, Evogue Pty Ltd and Jason Cynthia Pty Ltd (Vendors) and Carlos Miguel Perez Sotomayor and Claudio Tropea (Guarantors) and Frank Bradicich (Restrained Party)(9)

4.42	Cooperation Agreement relating to setup of an Equity Joint Venture and Business Transfer in China dated December 30, 2005 between Pacific Internet (Hong Kong) Limited and Shenzhen Ze Duan Venture Investment Management Limited Company and Shenzhen Zhong Ren New Telecommunication Science and Technology Company Limited and Lam Yat Ping Henry, Zhang Dong Bao and Yu Xiao Ying(10) **

4.43	Agreement for Discharge of Equity Joint Venture Contract, amended Equity Joint Venture Contract and amended Articles of Association pertaining to Pacific Telecommunication (China) Company Limited, all dated January 1, 2006 between Pacific Internet (Hong Kong) Limited and Shenzhen Zhong Ren New Telecommunication Science and Technology Company Limited(11)

6.1	Computation of earnings per share@

8.1	List of Subsidiaries*

12.1	Certification by the Chief Executive Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by the Chief Financial Officer of Pacific Internet, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by the Chief Executive Officer and Chief Financial Officer of Pacific Internet, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Audit Committee Charter of Pacific Internet(5)

15.2	1st Revised Audit Committee Charter of Pacific Internet adopted on November 7, 2003(7)

15.3	2nd Revised Audit Committee Charter of Pacific Internet adopted on November 7, 2004(8)

15.4	Consent by Ernst & Young*

15.5	3rd Revised Audit Committee Charter of Pacific Internet adopted on August 4, 2005(12)

15.6	1st Revised Compensation & Administrative Committee Charter of Pacific Internet adopted on July 25, 2005(13)

15.7	1st Revised Nominating Committee Charter of Pacific Internet adopted on July 25, 2005(14)

15.8	2nd Revised Guidelines For The Selection Of Directors of Pacific Internet adopted on July 25, 2005(15)

15.9	2nd Revised Nominating/Corporate Governance Committee Charter of Pacific Internet adopted April 20, 2006(16)

15.10	2nd Revised Compensation & Administrative Committee Charter of Pacific Internet adopted on April 20, 2006(17)

15.11	2nd version of Revised Code of Business Ethics and Conduct adopted on August 4, 2006. *

(1)	Incorporated by reference to the exhibits of the registrant’s registration statement on Form F-1, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-9654).

(2)	Incorporated by reference to the exhibits of the registrant’s registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission (Commission File No. 333-10242).

(3)	Incorporated by reference to the exhibits of the registrant’s registration statement on Form S-8, filed under the Securities Act of 1933 with the Commission on November 12, 1999 (Commission File No. 333-11122).

(4)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2001 (Commission File No. 000-29938).

(5)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2002 (Commission File No. 000-29938).

(6)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2003 (Commission File No. 000-29938).

(7)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 18, 2004 (Commission File No. 000-29938).

(8)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 27, 2005 (Commission File No. 000-29938).

(9)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2006 (Commission File No. 000-29938).

(10)-(11)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F/A filed under the Securities Exchange Act of 1934, with the Commission on June 22, 2007 (Commission File No. 000-29938).

(12)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2006 (Commission File No. 000-29938).

(13)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2006 (Commission File No. 000-29938).

(14)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2006 (Commission File No. 000-29938).

(15)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2006 (Commission File No. 000-29938).

(16)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on J June 30, 2006 (Commission File No. 000-29938).

(17)	Incorporated by reference to the exhibits of the registrant’s annual report on Form 20-F filed under the Securities Exchange Act of 1934, with the Commission on June 30, 2006 (Commission File No. 000-29938).

*	To be filed herewith

@	See “Item 18. Financial Statements — Consolidated Statements of Operations and Comprehensive Income for years ended December 31, 2004, 2005 and 2006”
**	Portions of the exhibit have been omitted pursuant to a request for confidential treatment, which is pending with the commission.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PACIFIC INTERNET LIMITED

By:	/s/ Phey Teck Moh
Name:	Phey Teck Moh
Title:	President and Chief Executive Officer
Date:	July 3, 2007

ANNEX A

GLOSSARY OF INTERNET TERMS & SERVICES PROVIDED BY THE GROUP

ADSL (Asymmetric Digital Subscriber Line)	Digital technology to allow broadband service over ordinary copper telephone lines. Transmission capacity is greater from network to customer than customer to network, hence asymmetric.

ATM (Asynchronous Transfer Mode)	An information transfer standard that is one of a general class of packet technologies that relay traffic by way of an address contained with the first five bytes of a standard fifty-three-byte-long packet or cell. The ATM format can be used by many different information systems, including local area networks, to deliver traffic at varying rates, permitting a mix of voice, data and video (multimedia).

Backbone	A high-speed communications link that connects smaller, independent networks.

Bandwidth

The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

bps (bits per second)	Rate at which individual bits are transmitted across a communications link or circuit. One thousand bps is 1Kbps, and one million bps is 1Mbps or 1Mbit/s.

Broadband	A general term for different types of high-speed, high-bandwidth connections to the Internet, including xDSL and cable.

Cache	A special high-speed storage mechanism or a reserved section of main memory.

Carrier	A provider of communications transmission services by fiber, wire or radio.

Dialup	Refers to connecting a device to a network via a modem and a public telephone network. Normally, the maximum data rate with dial-up access is 56 Kbps.

Digital	Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

DNS	Domain Name System (or Service or Server), an Internet service that translates domain names into IP addresses.

DSL	Refers collectively to all types of Digital Subscriber Lines, which use sophisticated modulation schemes to pack data onto copper wires.

Domain	Part of the official name of a computer on the Internet — for example, pacnet.com

E1	Also known as CEPT1, the 2.048 Mbps rate used by a European CEPT carrier to transmit 30 64 kbps digital channels for voice or data calls, plus a 64 kbps signaling channel and a 64 kbps channel for framing and maintenance.

Electronic mail or e-mail	An application that allows a user to send or receive messages to or from any other user with an Internet address, commonly termed an e-mail address.

EmailSMS	Enables a subscriber to receive short e-mail text messages of up to 158 characters on a cellular or mobile telephone.

Ethernet	A frame-based computer networking technology usually used for local area networks.

Firewall	A computer system that connects a local network to the Internet and, for security reasons, lets only certain kinds of data traffic in and out.

Gateway	A computer that connects one network with another, where the two networks use different protocols.

Global Roaming	Allows a subscriber to access their Internet accounts while on the road without incurring expensive long distance access charges. Subscribers have remote access to their Internet accounts from more than 2,700 locations in over 150 countries, with access charges limited to the cost of a local call

Host	A computer on the Internet.

Hub	A location within a network where there is an agglomeration of links and equipment through which traffic is routed to other points in the Internet.

IDC	Internet Data Center, is a centralized storage facility used by an Internet Service Provider to host servers and systems containing information belonging to enterprises or customers.

Internet	An open global network of interconnected commercial, educational and governmental computer networks that utilize a common communications protocol, TCP/IP

Internet telephony, IP telephony or VOIP (Voice-over Internet Protocol)	A technology which uses the Internet for the delivery of services normally associated with the telephone network, including long-distance or international real-time voice calls.

IP (Internet Protocol)	Originally developed by the U.S. Department of Defense to support inter-working of dissimilar computers across a network. This Protocol works in conjunction with TCP and its usually identified as TCP/IP.

IPLC	An IPLC (International Private Leased Circuit) is a point-to-point private line used by an organization to communicate between offices that are geographically dispersed throughout the world.

ISDN (Integrated Services Digital Network)	A digital network that combines voice and digital network services through a single medium, making it possible to offer subscribers digital data services as well as voice connections.

ISP (Internet Service Provider)	A company that provides businesses and individuals with access to the Internet.

Interconnect	Connection of a telecommunications device or service between two different interfaces or media providers.

Intranet	A private version of the Internet that lets people within an organization exchange data by using popular Internet tools, such as browsers.

IPSec	Stands for IP Security, is a security protocol which uses encryption technology to provide data confidentiality, integrity, and authenticity between participating peers over unprotected networks such as the internet.

Kbps	Kilobits per second, which is a measurement of speed for digital transmission expressed in thousands of bits per second.

kilo-	Prefix meaning one thousand (1,000) or often, with computers, 1,024.

LAN (Local Area Network)	A network designed to move data between stations within a relatively small geographic area.

Leased Line	Telecommunications line dedicated to a particular customer along a predetermined route.

Mbps	Megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.

Mega-	Prefix meaning one million (1,000,000).

Modem	A piece of equipment that connects a computer to a data transmission line (typically a telephone line).

MPLS	A method used to increase the speed of network traffic flow by inserting information about a specific path the packet is taking en route to its destination. This saves the time needed for a router to look up the address for the next node that the packet is supposed to be sent to. MPLS is multiprotocol in that it works with IP, ATM, and Frame Relay communications methods. In addition, MPLS has some Quality of Service features that make it an attractive communications technique.

Multiplexing	An electronic or optical process that combines a large number of lower speed transmission lines into one high-speed line by splitting the total available bandwidth into narrower bands (frequency division), or by allotting a common channel to several different transmitting devices, one at a time in sequence (time division).

On-line services	Commercial information services that offer a computer user access through a modem to specific menus of information, entertainment and communications data. These services are generally closed systems and many offer limited, if any, Internet access.

Optical fiber	A technology that uses glass (or plastic) threads (fibers) to transmit data. A fiber optic cable consists of a bundle of glass threads, each of which is capable of transmitting messages modulated onto light waves.

PABX	Stands for Private Automated Branch Exchange. This telephone network, which is commonly used by call centers and other organizations, allows a single access number to offer multiple lines to outside callers while providing a range of external lines to internal callers or staff.

Peering	The commercial practice under which nationwide ISPs exchange each other’s traffic without the payment of settlement charges.

POPs	City or other location where the ISP or phone company network can connect to other networks or services. PoPs increase as a company rolls out its network increasing service availability.

Protocol	A formal description of message formats and the rules two or more machines must follow in order to exchange such messages.

RADIUS	Stands for Remote Authentication Dial-In User Service, which is a security service for authenticating and authorizing access users.

Roaming	Roaming service is the ability to get access to the Internet when away from home at the price of a local call or at a charge considerably less than the regular long-distance charges.

Router	A device that receives and transmits data packets between segments in a network or different networks.

SAN	Storage Area Network (SAN) is a high-speed subnetwork of shared storage devices. It works in a way that makes all storage devices available to all servers on a LAN or WAN. Because stored data does not reside directly on any of a network’s servers, server power is utilized for business applications, and network capacity is released to the end user.

Server	Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. In addition, such term means the computer on which server software runs.

SONET	Stands for Synchronous Optical Network, a standard for connecting fiber-optic transmission systems.

Switch	A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.

T0, T1, T3	Standard telecommunications industry digital signal formats, which distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). T0 service has a bit rate of 64 kilobits per second and typically transmits only one voice conversation at a time. T1 service has a bit rate of 1.544 megabits per second and typically transmits 24 simultaneous voice conversations. T3 service has a bit rate of 45 megabits per second and typically transmits 672 simultaneous voice conversations.

TCP/IP (Transmission Control Protocol/Internet Protocol)	A compilation of network-level and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

VAS	Value-added services

VOIP	A technology for transmitting ordinary voice calls over the internet using packet-linked routes.

VPN	A security technology used to transit a corporate’s private network traffic over the public internet.

WAN (Wide Area Network)	This is a network which spans a large geographic area relative to office and campus environment of LAN. WAN is characterized by having much greater transfer delays due to laws of physics.

Web caching	High-speed storage mechanism for web content.

WiMAX	WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a wireless industry standard and has a coalition whose members organized to advance IEEE 802.16 standards for broadband wireless access (BWA) networks.

World Wide Web or web	A network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Pacific Internet Limited

We have audited the accompanying restated consolidated balance sheets of Pacific Internet Limited (the “Company”) as of December 31, 2006 and 2005, and the related restated consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Internet Limited at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company adopted, as of January 1, 2006, the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

As more fully described in Note 4 to the consolidated financial statements, the Company restated its consolidated financial statements for each of the three years in the period ended December 31, 2006.

ERNST & YOUNG

Singapore
February 28, 2007
Except for Note 4, as to which the date is June 12, 2007

Consolidated Balance Sheets

(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

ASSETS

		December 31,
		2005 Restated	2006 Restated	2006 Restated
	Note	S$	S$	US$
Current assets:
Cash and cash equivalents	10	$58,518	$57,821	$37,698
Fixed deposits with financial institutions	11	1,438	2,412	1,572
Accounts receivable, net of allowance for doubtful accounts of S$3,590 and S$2,733 (US$1,782) at December 31, 2005 and 2006, respectively		28,451	38,333	24,992
Receivables from related parties	12	2,055	374	244
Inventories		400	503	328
Prepaid expenses and other current assets	13	7,124	5,390	3,514
Deferred income taxes	8	1,828	1,566	1,021

Total current assets		99,814	106,399	69,369

Non-current assets:
Investments in unconsolidated subsidiary and affiliates	14	2	2	1
Long term investments	15	46	37	24
Fixed assets – net	16	19,150	19,007	12,392
Intangible assets	17	4,390	4,700	3,064
Goodwill	18	32,138	31,971	20,844
Long term receivables and loan receivable from unconsolidated affiliates	19	2,490	3,194	2,082
Deposits and other assets		380	327	214
Deferred income taxes	8	676	402	263

Total non-current assets		59,272	59,640	38,884

Total assets		$159,086	$166,039	$108,253

See accompanying notes

Consolidated Balance Sheets (continued)

(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

LIABILITIES AND SHAREHOLDERS’ EQUITY

		December 31,
		2005 Restated	2006 Restated	2006 Restated
	Note	S$	S$	US$
Current liabilities:
Bank borrowings	20	$2,460	$20	$13
Accounts payable		11,459	16,279	10,614
Payables to related parties	12	905	15	10
Accrued expenses and other current liabilities	21	30,641	26,649	17,375
Deferred income	22	7,384	7,727	5,037
Current portion of capital lease obligations	23	317	196	128
Income tax payable		3,892	3,660	2,386

Total current liabilities		57,058	54,546	35,563

Non-current liabilities:
Capital lease obligations, less current portion	23	297	102	66
Deferred income taxes	8	1,765	2,035	1,327

Total non-current liabilities		2,062	2,137	1,393

Minority interest		1,820	588	383

Shareholders’ equity
Ordinary shares, issued and outstanding 13,412,247 and 13,795,480 shares at December 31, 2005 and 2006, respectively	24	26,824	114,143	74,419
Additional paid-in capital		97,939	16,093	10,492
Accumulated other comprehensive income	26	481	(297)	(194)
Accumulated deficit		(27,098)	(21,171)	(13,803)

Total shareholders’ equity		98,146	108,768	70,914

Total liabilities and shareholders’ equity		$159,086	$166,039	$108,253

See accompanying notes

Consolidated Statements of Operations and Comprehensive Income

(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

		Year Ended December 31,
		2004 Restated	2005 Restated	2006 Restated	2006 Restated
	Note	S$	S$	S$	US$
Revenues
Dial-up access		$38,708	$29,247	$20,301	$13,236
Broadband access		80,104	84,663	85,967	56,048
Leased line access		21,071	23,805	31,910	20,804
Value-added services/IP Services		18,548	25,749	41,712	27,196
Commission revenue		6,537	6,122	8,936	5,826
Other (1)		5,250	3,541	3,315	2,161

		170,218	173,127	192,141	125,271
Cost of sales		76,458	82,337	97,725	63,714

Gross profit		93,760	90,790	94,416	61,557
Other operating costs and expenses
Selling, general and administrative expenses	5	71,443	70,754	79,573	51,879
Depreciation expense		9,027	8,080	7,507	4,894
Amortization of intangible assets		380	425	870	567
Allowance for doubtful accounts receivable	6	1,510	1,523	675	440

Total other operating costs and expenses		82,360	80,782	88,625	57,780

Operating income		11,400	10,008	5,791	3,777

Other income (expense)
Interest income (2)		585	1,317	1,967	1,282
Interest expense (2)		(141)	(147)	(139)	(90)
Gain on disposal of quoted investment		—	—	1	1
Equity in gain of unconsolidated affiliates		611	483	797	520
Foreign exchange (loss) gain		(490)	(176)	63	41
Others	7	834	1,888	377	245

Total other income		1,399	3,365	3,066	1,999

Income before income taxes and minority interest		12,799	13,373	8,857	5,776
Provision for income taxes	8	(3,143)	(2,083)	(2,775)	(1,809)

		9,656	11,290	6,082	3,967
Minority interest		(97)	(342)	(175)	(114)
Cumulative effect adjustment – net of tax		—	(4)	—	—

Net income before extraordinary item		9,559	10,944	5,907	3,853
Extraordinary item – net of tax of S$nil	9	743	—	20	13

		10,302	10,944	5,927	3,866

See accompanying notes

Consolidated Statements of Operations and Comprehensive Income (continued)

(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

		Year Ended December 31,
		2004 Restated	2005 Restated	2006 Restated	2006 Restated
	Note	S$	S$	S$	US$
Other comprehensive income
Foreign currency translation		99	(344)	(773)	(504)
Unrealized loss (net of income tax of S$nil, S$nil and S$nil in 2004, 2005 and 2006 respectively) in available-for-sale securities		(23)	(26)	(5)	(3)

Comprehensive income		$10,378	$10,574	$5,149	$3,359

Net income per share:
Basic – before extraordinary item		$0.72	$0.82	$0.43	$0.28
Extraordinary item		0.06	—	—	—

Basic – after extraordinary item		$0.78	$0.82	$0.43	$0.28

Diluted – before extraordinary item		$0.71	$0.82	$0.42	$0.27
Extraordinary item		0.06	—	—	—

Diluted – after extraordinary item		$0.77	$0.82	$0.42	$0.27

Weighted average number of ordinary shares outstanding:
Basic		13,238,793	13,339,896	13,607,184	13,607,184

Diluted		13,429,615	13,384,706	14,070,055	14,070,055

(1) Includes sales to:
former intermediate parent company		45	—	—	—
affiliated companies		626	228	181	118

(2) Includes interest received from affiliated company		—	—	(101)	(66)

See accompanying notes

Consolidated Statements of Cash Flows

(Singapore and U.S. Dollar Amounts in Thousands)

		Year Ended December 31,
		2004 Restated	2005 Restated	2006 Restated	2006 Restated
	Note	S$	S$	S$	US$
Cash flows from operating activities:
Net income		$10,302	$10,944	$5,927	$3,864
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates		(611)	(483)	(797)	(520)
Allowance for doubtful accounts receivable		1,510	1,523	675	440
Depreciation expense		9,027	8,080	7,507	4,894
Amortization of intangible assets		380	425	870	567
Gain on disposal of intangible assets		—	—	(108)	(70)
Loss on settlement of ARO liability		—	—	54	35
Minority interest		97	342	175	114
(Credit) provision for deferred income taxes		(123)	15	805	525
Realized gain on disposal of quoted investment		—	—	(1)	(1)
Loss on disposal of fixed assets		26	53	376	245
Write-off of fixed assets		21	4	14	9
Amortization (write back) of deferred compensation		842	(46)	1,384	902
Extraordinary item		(743)	—	(20)	(13)
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net		148	(2,830)	(10,557)	(6,883)
Balances with related parties		(176)	1,492	713	465
Inventories, net		(32)	92	(103)	(67)
Prepaid expenses and other current assets		795	(3,645)	1,830	1,193
Accounts payable		(3,571)	(354)	4,722	3,079
Other payables		2,349	(1,795)	(3,680)	(2,400)
Deferred income		3,315	1,790	342	223
Income tax payable		141	(753)	(232)	(151)

Net cash provided by operating activities		23,697	14,854	9,896	6,450

Cash flows from investing activities:
Acquisition of fixed assets		(8,282)	(8,605)	(9,573)	(6,242)
Acquisition of a subsidiary, net of cash received		—	(2,124)	(1,447)	943
Acquisition of minority interest		(300)	—	—	—
Fixed deposit with maturity of more than 90 days		—	(1,151)	(974)	(635)
Proceeds from disposal of fixed assets		282	12	56	37
Proceeds from disposal of intangible assets		—	—	210	137
Proceeds from disposal of quoted equity investment		—	—	5	3
Purchase of intangible assets		(156)	(2,607)	—	—

Net cash used in investing activities		(8,456)	(14,475)	(11,723)	(7,643)

See accompanying notes

Consolidated Statements of Cash Flows (continued)

(Singapore and U.S. Dollar Amounts in Thousands)

		Year Ended December 31,
		2004 Restated	2005 Restated	2006 Restated	2006 Restated
	Note	S$	S$	S$	US$
Cash flows from financing activities:

Proceeds from bank borrowings		14	5	23	15
Repayment of bank borrowings		(132)	(71)	(2,464)	(1,606)
Repayment of capital lease obligations		(465)	(502)	(317)	(207)
Proceeds from issuance of ordinary shares		1,618	656	4,089	2,666

Net cash provided by financing activities		1,035	88	1,331	868

Net increase (decrease) in cash and cash equivalents		16,276	467	(496)	(325)

Cash and cash equivalents at beginning of year		41,953	58,047	58,518	38,152

Effect of exchange rate changes on cash and cash equivalents		(182)	4	(201)	(129)

Cash and cash equivalents at end of year		$58,047	$58,518	$57,821	$37,698

Supplemental disclosure of cash flow information:
Cash paid during the year for interest		$134	$136	$56	$37
Cash paid for income taxes		3,261	2,755	2,335	1,522

See accompanying notes

Consolidated Statements of Changes in Shareholders’ Equity

(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

	Ordinary shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Deferred compensation	Total shareholders’ equity
		Singapore $
Balance at January 1, 2004 (As restated)	13,034,691	26,069	95,733	(48,344)	775	(108)	74,125

Net income as restated	—	—	—	10,302	—	—	10,302
Issue of shares through the exercise of share options	259,487	519	1,099	—	—	—	1,618
Deferred compensation relating to options	—	—	804	—	—	(804)	—
Amortization of deferred compensation	—	—	—	—	—	842	842
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	—	(23)	—	(23)
Foreign currency translation	—	—	—	—	99	—	99

Balance at December 31, 2004 (As restated)	13,294,178	$26,588	$97,636	$(38,042)	$851	$(70)	$86,963

Net income as restated	—	—	—	10,944	—	—	10,944
Issue of shares through the exercise of share options	118,069	236	419	—	—	—	655
Deferred compensation relating to options	—	—	(116)	—	—	116	—
Amortization (write back) of deferred compensation	—	—	—	—	—	(46)	(46)
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	—	(26)	—	(26)
Foreign currency translation	—	—	—	—	(344)	—	(344)

Balance at December 31, 2005 (As restated)	13,412,247	(26,824)	(97,939)	$(27,098)	$481	—	$98,146

Net income as restated	—	—	—	5,927	—	—	5,927
Issue of shares through the exercise of share options	383,233	767	3,322	—	—	—	4,089
Deferred compensation relating to options	—	—	1,384	—	—	—	1,384
Effect of Singapore Companies (Amendment) Act 2005	—	86,552	(86,552)	—	—	—	—
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	—	(5)	—	(5)
Foreign currency translation	—	—	—	—	(773)	—	(773)

Balance at December 31, 2006 (As restated)	13,795,480	$114,143	$16,093	$(21,171)	(297)	—	$108,768

See accompanying notes

Consolidated Statements of Changes in Shareholders’ Equity (continued)

(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)

	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Deferred compensation	Total shareholders’ equity
	US $
Balance at December 31, 2005 (As restated)	$17,489	$63,854	$(17,669)	$313	—	$63,987

Net income as restated	—	—	3,866	—	—	3,866

Issue of shares through the exercise of share options	500	2,166	—	—	—	2,666

Deferred compensation relating to options	—	902	—	—	—	902
Effect of Singapore Companies (Amendment) Act 2005	56,430	(56,430)	—	—	—	—
Net unrealized loss (net of income tax of S$nil) in available-for-sale securities	—	—	—	(3)	—	(3)
Foreign currency translation	—	—	—	(504)	—	(504)

Balance at December 31, 2006 (As restated)	$74,419	$10,492	$(13,803)	$(194)	$—	$70,914

Notes to Consolidated Financial Statements

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

1.	Organization

Pacific Internet Limited (“Pacific Internet” or the “Company”), together with its subsidiaries and associated companies, is a telco-independent Internet communications service provider in the Asia Pacific region. Incorporated in the Republic of Singapore on March 28, 1995 as Sembawang Media Pte Ltd, it changed its name to Pacific Internet Pte Ltd on March 17, 1998. On November 23, 1998, it was converted to a public company and was listed on NASDAQ on February 5, 1999.

Pacific Internet and its consolidated subsidiaries are hereinafter collectively referred to as the “Group”.

2.	Business acquisitions

Singapore

On January 25, 2006, Pacfusion Limited whose principal activities were those of investment holding, was placed into liquidation by way of written resolution of members and was officially dissolved on January 11, 2007.

On February 7, 2006, Pacific Internet Services (“PI Services”) completed the acquisition of a 7.50% direct equity interest in Safe2Travel Pte Ltd (“Safe2Travel”) from Asia-Pacific Retail Concepts Pte Ltd for a total cash consideration of S$972. After the acquisition, PI Services’ total direct equity interest in Safe2Travel is 99.99%.

Philippines

On January 11, 2006, the Philippines Securities And Exchange Commission approved the increase of the authorized capital of Primeworld Digital System, Inc (“PDSI”) from Sixty Million Pesos (P60,000,000) to One Hundred and Thirty One Million Pesos (P131,000,000). Of the additional authorized capital, a total of Seventeen Million Seven Hundred Fifty Thousand Pesos (P17,750,000) consisting of Seventeen Million Seven Hundred Fifty Thousand (17,750,000) shares were subscribed to and paid-up as follows:

	No. of Shares Subscribed	Amount Subscribed	Amount Paid-Up
Pacific Internet Limited	12,440,800	P12,440,800	P3,110,200
PW Holding Corporation	5,309,200	P5,309,200	P1,327,300

As a result, the Company increased its equity interest in PDSI from 31.1% to 40%, whereas the equity interest of PW Holding Corporation (“PWC”) in PDSI decreased from 56.67% to 50.56%. As a result, the Group’s effective interest in PDSI also increased from 53.8% to 60.2%, which consists in a direct interest of 40% and an indirect interest of 20.2%.

A summary of the purchase price allocation as of the acquisition date for Safe2Travel and PDSI is as follows:

	S$	US$
Purchase consideration	1,522	992

Fixed Assets	84	55
Other current assets	2,065	1,346
Goodwill	213	139

Total assets acquired	2,362	1,540

Current liabilities	(820)	(535)

Liabilities assumed	(820)	(535)

Extraordinary income	(20)	(13)

Net assets acquired	1,522	992

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

2.	Business acquisitions (continued)

Australia

On October 31, 2005, PIAU entered into an agreement to acquire the entire equity interest in T3 Communications Partners Pty Ltd (“T3”) and its three subsidiaries, T3 Communications Pty Ltd, T3 Technology Solutions Pty Ltd and T3 Rewards Pty Ltd, for an initial cash payment of S$4,064 and a contingent consideration of up to a maximum of S$2,454 to be made, based on the achievement by T3 of earnings before interest and tax of A$1,000 in the first 12 months subsequent to acquisition. The maximum contingent consideration was paid during the year upon the achievement of the specified performance target within the prerequisite time period. The contingent consideration was included in the initial costs of acquisition based on the guidance of EITF 95-8 Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Acquisition costs capitalized in connection with the acquisition amounted to S$300. T3 is a specialist voice reseller to the SMB sector and was acquired as its capability in voice allowed PIAU to establish more substantial voice and data bundles and position it as a total communications service provider. These factors contributed to a purchase price in excess of the fair market value of the net tangible and intangible assets acquired, and as a result the Company recorded goodwill in connection with this transaction.

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

	S$	US$
Purchase consideration	6,518	3,919

Fixed Assets	342	206
Other current assets	4,807	2,890
Customer base	1,633	982
Goodwill	4,063	2,443

Total assets acquired	10,845	6,521

Current liabilities	(3,977)	(2,392)
Non-Current liabilities	(350)	(210)

Total liabilities assumed	(4,327)	(2,602)

Net assets acquired	6,518	3,919

The pattern of economic benefits to be derived from intangible assets is estimated to be 4 years.

In 2006, fair values of the net assets acquired were finalized. An additional amount of $474 was recognized as goodwill arising from the recognition of previously unrecognized deferred taxes on intangible assets.

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

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

2.	Business acquisitions (continued)

Hong Kong (continued)

On December 30, 2005, PIHK entered into a Cooperation Agreement with a China-based Internet services provider, Zhong Ren Telecom for the formation of an equity joint venture (“EJV”) to market integrated IP communication applications in Southern China. Under the Agreement, PIHK and Zhong Ren Telecom will each hold 50.0% of the equity interest of EJV and each party will make a capital contribution in the amount of RMB 5 million for their respective equity interest. As of December 31, 2006, no capital contribution had been made.

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

In March 2000, the Company completed the acquisition of a 49.0% direct equity interest in I.T. Star Company Limited, which was the holding company of World Net & Services Co., Ltd. (“WNS”), an ISP based in Thailand for S$2,040. Each share carries equal voting right on I.T. Star Company Limited. Subsequently, I.T. Star Company Limited changed its name to Pacific Internet (Thailand) Limited (“PITH”).

On December 19, 2001, Digiway increased its equity interest in PITH from 26.0% to 41.0%. As a result, the Company’s effective interest in PITH increased from 61.7% to 69.1%.

In July 2003, Digiway purchased 188,176 shares of Baht 100 each, representing a 10.0% equity interest in PITH, from the minority shareholder. As a result, Digiway increased its equity interest in PITH from 41.0% to 51.0%, and the Company’s effective interest in PITH was increased from 69.1% to 74.0%.

In the mid-1990s, the Communications Authority of Thailand (“CAT”) was the regulator of internet services in Thailand and granted concessions to internet service providers (“ISPs) under certain guidelines, one of which was that all ISPs must be a joint venture with CAT and its employees receiving up to 35% of the total equity at no cost. In July 2003, CAT was corporatized with the intention of a listing on the Stock Exchange of Thailand and this provided the impetus for CAT to dispose of all its shareholding in all ISPs as it became a commercial operator. World Net & Services Co., Ltd. (“WNS”) was one of the ISPs established under this regime and it entered into an Internet Service Contract with CAT which would expire on 30 October 2006. WNS’s shareholders are Pacific Internet (Thailand) Limited (67.31%), CAT (32%) and CAT’s employees (0.69%). On November 1, 2006, the new regulator of the telecommunications industry, the National Telecommunications Commission issued an ISP Type 1 licence to WNS which enabled it to continue as an ISP.

In May 2006, the Board of Directors of CAT Board approved of the purchase by PITH of CAT’s entire shareholding including those shares held by its employees in WNS. As at December 31, 2006, completion of the transaction had not occurred.

On August 7, 2006, Pacfusion.com (Thailand) Limited was officially dissolved.

India

On October 5, 2005, the Government of India through the Ministry of Finance (Foreign Investment Promotion Board Unit), granted its approval to the Company to increase its equity interest in Pacific Internet India Private Limited (“PII”) from 49% to 55% through a further issue of shares. The increase in the Company’s shareholding in PII to 55% was completed on February 10, 2006. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 94 – Consolidation of All Majority-Owned Subsidiaries and Emerging Issues Task Force (“EITF”) 96-16 – Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, the Company will continue to account for the investment in PII using the equity method as the minority shareholders have participative rights in certain financial and operating decisions of PII. On December 12, 2006, the name of PII was changed to Pacific Internet India Limited upon conversion to a public limited company.

[1]	Under the Articles of Association of Digiway, 1 ordinary share is entitled to 1 vote.
[2]	Under the Articles of Association of Digiway, 10 preference shares are entitled to 1 vote.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

All dollar amounts included in the financial statements and in the notes herein are Singapore dollars (“S$”) unless designated as U.S. dollars (“US$”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries after elimination of all intercompany balances and transactions. Investments in which the Company does not have control but has the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method.

When the Company has an indirect ownership of more than 50.0% in its subsidiaries, it consolidates these subsidiaries unless they do not meet the criteria for consolidation set out in Statement of Financial Accounting Standards (“SFAS”) No. 94 – Consolidation of All Majority-Owned Subsidiaries and Emerging Issues Task Force (“EITF”) 96-16 – Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

Foreign Currency translation and transactions

The Company, subsidiaries and affiliates consider their respective local currencies as their functional currency. The Group’s reporting currency is the Singapore dollar.

The assets and liabilities of the Company’s subsidiaries are translated into Singapore dollars (“S$”) from their respective functional currencies at the exchange rate at the balance sheet date, and revenues and expenses are translated into S$ at the weighted average exchange rates for the year. Resulting translation adjustments are recorded as a component of Other Comprehensive Income.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are recognized in the Consolidated Statement of Operations when incurred.

The Group’s share in net assets of unconsolidated subsidiary and affiliates are translated into S$ from their respective functional currencies at the exchange rate at the balance sheet date. The Group’s share of the operations of unconsolidated subsidiaries and affiliates are translated into S$ from their respective functional currencies at the weighted average exchange rates for the year. Resulting translation adjustments are recorded as a component of Other Comprehensive Income.

The accompanying consolidated financial statement amounts expressed in US$ amounts are included solely for the convenience of the readers and have been translated at S$1.5338 to US$1.00, the approximate exchange rate at December 31, 2006. No representation is made that the S$ amounts could have been, or could be, converted into US$ amounts at that or any other rate.

Cash and Cash Equivalents

The Group includes in cash equivalents all short-term, highly liquid investments with original maturities of three months or less. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts with financial institutions and are stated at cost, which approximates fair value.

The Group maintains cash and cash equivalents with various financial institutions mainly in Singapore, Hong Kong, Australia, the Philippines, Malaysia and Thailand. The Group performs periodic evaluation of the relative credit standing of financial institutions that are considered in the Group’s investment strategy.

Long term investments

Long term investments consist of equity securities. Marketable equity securities are accounted for in accordance with SFAS No. 115—Accounting for Certain Investments in Debt and Equity Securities. The Group has classified all marketable securities as available-for-sale. Available-for-sale securities are reported at fair value with changes in unrealized gains and losses, net of applicable taxes, recorded in a separate component of shareholder’s equity. Realized gains and losses are included in Other income and expenses and are determined on a specific identification basis. Investments in privately-held companies are accounted for under the cost method.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Long term investments (continued)

In the event that the carrying value of an investment exceeds its fair value and the decline in value is other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established in accordance with EITF 03-01 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment. Fair values for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates; liquidation values; and quoted market prices of comparable companies.

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

Asset Retirement Obligations

In accordance with SFAS No. 143—Accounting for Asset Retirement Obligations, the Group recognized the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

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

Notes to Consolidated Financial Statements (continued)

December 31, 2006

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

Accounts Receivable

Accounts receivable, which generally have 30-90 days terms, are recognized and carried at original invoiced amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Services rendered but unbilled at the end of the financial year are recorded as deferred income.

Allowance for Doubtful Debt

The Group maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Group considers many factors, including the age of the balance, customer’s historical payment history, their current credit-worthiness and current economic trends. As of December 31, 2005 and 2006, the Group’s allowance for doubtful debts was S$3,590 and S$2,733 (US$1,782), respectively.

Long term Receivables and Loan Receivable from unconsolidated affiliates

Long term receivables and loan receivable from unconsolidated affiliates are recognized and carried at cost less an allowance for any uncollectible amounts.

Intangible Assets

Identifiable intangible assets consist of the following:

(i)	Trademarks, service marks and domain names—The Group acquired various trademarks, service marks and domain names in the United States and other jurisdictions. The Group believes the service marks and domain names are of material importance to the Group’s business and are amortized on a straight-line basis generally over the legal life of 10—25 years.

(ii)	License fees—In April 2000, the Company was awarded a Facilities-Based Operator license for a 15-year period, commencing April 1, 2000, which was transferred to a subsidiary in financial year 2004. In 2002, a license to use the Internet messaging server software for 5 to 10 years was purchased. In 2005, the Company secured the wireless spectrum rights from the Infocomm Development Authority of Singapore (“IDA”) for 10 years.

License fees are amortized on a straight-line basis over their economic lives of 5 -10 years.

(iii)	Acquired customer list—Acquired customer list represents capitalization of costs specifically incurred for the purchase of customer lists from other ISPs and is amortized on a straight-line basis over a period ranging from 2-5 years.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Impairment of long-lived assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses and companies over the fair value of the net assets acquired.

In accordance with SFAS No. 142, Goodwill and Other Intangibles Assets, goodwill is not amortized but instead tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved.

Income Taxes

The Group accounts for income taxes using the liability method in accordance with SFAS No. 109—Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Revenue Recognition

The Group’s revenues are derived from two primary sources: Internet access and internet services (access services) and travel related services. Access services include all Internet access services such as dial-up, leased lines, broadband, value added services and all other Internet access-related services. Travel related services include services provided by a “brick-and-mortar” travel agent, such as air ticketing, tours, hotels and other travel-related services.

Revenue from the provision of Internet access services and e-commerce services are recognized, net of discount, in the period the service is rendered in accordance with Staff Accounting Bulletin, SAB 104—Revenue Recognition in Financial Statements.

The Group presently does not provide refunds to dial-up, broadband or leased line subscribers. Registration fees are payable at the time applications are processed. Revenues generated from registration fees are deferred and amortized over the estimated average life of a subscriber relationship of one year. The fees deferred and not yet amortized are shown on the Group’s Consolidated Balance Sheet as “Deferred income”.

Revenues are recorded for monthly subscription charges when the related services are rendered. Where subscription plans prescribe fixed usage volumes or time periods for the stated subscription prices, additional volume-based or time-based charges will be imposed when the prescribed limits are exceeded. Revenues for such additional charges are recorded when the services in respect of the excess volume or time period are rendered. The corresponding cost is recognized when incurred.

Free months are offered in connection with referral programs or promotional discounts. Because these free months are usually given without a contract at the beginning of a subscription period, no revenue is recognized during the free months as the customer’s continuance is not assured. Where free months are given with a contract at the beginning of the subscription period, the total revenue expected to be generated from the contract will be recognized on a straight line basis throughout the contractual period, including the free months.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Revenue Recognition (continued)

In 2002, the Group has adopted EITF 01-09 – Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor’s Products. While the Task Force did not reach a consensus on the classification of the expense associated with free products, the SEC Observer indicated that the SEC staff believes that the expense should be classified as cost of sales. Accordingly, we have expensed off the costs associated with free products to the income statement.

A subsidiary of the Group runs a Rewards Program in which customers earn Rewards Dollars on their purchase of the subsidiary’s services. These Rewards Dollars can be exchanged for free products and services or offset against future amounts payable by the customers. We characterize the associated costs as an expense.

Revenue for pre-paid cards is recognized based on actual usage hours. In the event that such usage hours cannot be determined or reasonably estimated, revenue is deferred and recognized upon expiration of the pre-paid cards. The corresponding cost is recognized when incurred.

Commission revenues are generated from services rendered for arrangement of air travel, hotel rooms, car rental, vacation packages and cruises. Commission revenues are recognized upon completion of the arrangement service.

In November 2002, the EITF reached a consensus on Issue No. 00-21—Revenue Arrangement with Multiple Deliverables. Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provision of Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. On June 15, 2003, the Group considered the provisions of Issue No. 00-21 and concluded that the impact of the adoption did not have material effect on the Group’s Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flows.

Advertising

Advertising costs, primarily advertisements through mass media and billboards, are expensed when incurred. Advertising expense for the years ended December 31, 2004, 2005 and 2006 were S$4,280, S$3,194 and S$4,668 (US$3,043), respectively.

Research and development costs

Research and development costs are charged to operations as incurred.

Per share data

Basic net income per share is computed using the weighted average number of shares outstanding during the period. Diluted net income per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options granted and not yet exercised with an exercise price greater than the average fair market value for such respective period. All dilutive equivalent shares that have an antidilutive effect are excluded from the computation of net income per share.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, fixed deposits with financial institutions, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate fair value because of the short maturity of these instruments.

The aggregate net fair value of capital lease obligations of the Company which are not carried at fair value in the Consolidated Balance Sheet as at December 31, 2005 and 2006 is S$614 and S$298 (US$194), respectively. The fair values of these capital lease obligations are estimated using discounted cash flow analysis, based on their effective interest rates.

The carrying amount of the bank borrowings issued pursuant to the Group’s bank credit agreement approximates fair value due to its short-term maturity.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Stock-Based Compensation Plans

Effective January 1, 2006, the Group adopted the provisions of SFAS No.123R—Share-Based Payment (“SFAS No. 123R”) and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, stock compensation cost is measured on the date of grant, based on fair value which is estimated using the Black-Scholes option-pricing model. The compensation cost is amortized over the vesting period of the options.

As permitted by SFAS No. 123R, the Group has elected to apply the “modified prospective” method for the transition, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123R for all shared-based payments granted after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.

Prior to the adoption of SFAS No. 123R, the Group applied Accounting Principles Board Opinion No.25 – Accounting for Stock Issued to Employees (“APB No. 25”) and related Interpretations, and provided the disclosures required under SFAS No. 123 – Accounting for Stock Based Compensation (“SFAS No. 123”).

The following table illustrates the effect on net income and earnings per share for the corresponding period if the company had applied the fair value recognition provisions of SFAS No.123 to stock-based employee compensation:

	December 31,
	2004 Restated	2005 Restated
	S$	S$
Net income, as reported	10,302	10,944
Add(Deduct): Stock-based compensation expense included in reported net income, net of related tax effects	842	(109)
Deduct: Total stock based compensation expense determined under fair value based method of all awards, net of related tax effects	(5,041)	(2,464)

Pro forma net income	6,103	8,371

Basic net income per share
As reported	0.78	0.82
Pro forma	0.46	0.63
Diluted net income per share
As reported	0.77	0.82
Pro forma	0.45	0.63

The fair value of the share option granted is estimated on the date of grant using the Black Scholes option-pricing model. The option-pricing model requires the input of assumptions noted in the following table. The expected volatility assumption was determined using the historical volatility of the company’s shares. The expected holding period represents the period of time the options are expected to be outstanding and is based on historical trends. The following table presents the weighted-average assumptions used:

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Stock-Based Compensation Plans (continued)

The Company	Date of Grant	Dividend yield	Expected Volatility	Risk-free interest rate (weighted average in %)	Expected holding period (weighted average in years)
1999 (3rd tranche) Share Option Plan	Jan 10, 2001	0%	140.09%	4.79%	2.94

1999 (4th tranche) Share Option Plan	Apr 10, 2001	0%	147.02%	4.27%	2.94

1999 (5th tranche) Share Option Plan	Aug 18, 2003	0%	134.94%	1.85%	2.76

1999 (6th tranche) Share Option Plan	Mar 25, 2004	0%	129.55%	1.56%	2.76

1999 (7th tranche) Share Option Plan	Nov 7, 2005	0%	116.37%	4.44%	1.76

1999 (8th tranche) Share Option Plan	Jan 18, 2006	0%	63.07%	4.35%	1.75

The table below summarized the weighted average fair value and exercise price of the stock options granted during the year.

	2004	2005	2006	2006
	S$	S$	S$	US$
Weighted average grant-date fair value of stock options granted during the year:

Where exercise price is higher than market price	12.06	6.02	—	—
Where exercise price is lower than market price	—	—	3.30	2.15

Weighted average exercise price of stock options granted during the year:

Where exercise price is higher than market price	16.92	10.69	—	—
Where exercise price is lower than market price	—	—	9.38	6.12

Recent Accounting Pronouncements

In June 2006, FASB ratified the consensus on EITF Issue No. 06-3—How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22—Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN No. 48—Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109—Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 on January 1, 2007. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, FASB issued SFAS No. 157—Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 becomes effective for us on January 1, 2008. Upon adoption, the provisions of SFAS No. 157 are to be applied prospectively with limited exceptions. We are currently evaluating the potential impact, if any, that the adoption of SFAS No. 157 will have on our consolidated financial statements.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

3.	Summary of significant accounting policies (continued)

Recent Accounting Pronouncements (continued)

In September 2006, the FASB ratified EITF Issue No. 06-1—Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (“EITF 06-1”). This guidance requires the application of EITF Issue No. 01-9—“Accounting for Consideration Given by a Vendor to a Customer” (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end-customer. EITF 01-9 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. We are currently evaluating the potential impact that adoption of this statement will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of this SFAS will have significant impact on our consolidated financial statements.

4.	Restatement

The Company has historically accounted for its investments in two entities using the equity method of accounting. During 2006, the Company determined that it had in fact majority voting control in both entities since January 2000. Consequently, the Company has restated its financial statements for the years ended December 31, 2000 through 2006 to consolidate the above entities in accordance with Statement of Financial Accounting Standards (“SFAS’) No. 94 — Consolidation of All Majority-Owned Subsidiaries. In consolidating these entities, the Company assessed that it should bear losses in excess of the minority’s interest in the equity of these entities as the minority interests did not have a binding obligation to fund those losses.

The effects of the restatement on the previously reported consolidated statements of operations and comprehensive income are as follows:

	Year Ended December 31, 2004			Year Ended December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Revenues
Dial-up access	$38,708	$—	38,708	$29,247	$—	$29,247
Broadband access	80,104	—	80,104	84,646	17	84,663
Leased line access	21,038	33	21,071	21,978	1,827	23,805
Value-added services/IP Services	18,364	184	18,548	25,361	388	25,749
Commission revenue	6,537	—	6,537	6,122	—	6,122
Other	5,008	242	5,250	3,063	478	3,541

	169,759	459	170,218	170,417	2,710	173,127
Cost of sales	76,243	215	76,458	80,263	2,074	82,337

Gross profit	93,516	244	93,760	90,154	636	90,790
Other operating costs and expenses
Selling, general and administrative expenses	70,998	445	71,443	70,336	418	70,754
Depreciation	8,519	508	9,027	7,675	405	8,080
Amortization of intangible assets	380	—	380	425	—	425
Allowance for doubtful accounts receivable	1,506	4	1,510	1,488	35	1,523

Total other operating costs and expenses	81,403	957	82,360	79,924	858	80,782

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2004			Year Ended December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Operating income	12,113	(713)	11,400	10,230	(222)	10,008
Other income (expense)
Interest income	427	158	585	1,159	158	1,317
Interest expense	(141)	—	(141)	(147)	—	(147)
Equity in gain of unconsolidated affiliates	306	305	611	669	(186)	483
Foreign exchange loss	(425)	(65)	(490)	(66)	(110)	(176)
Others	347	487	834	1,404	484	1,888

Total other income	514	885	1,399	3,019	346	3,365

Income before income taxes and minority interest	12,627	172	12,799	13,249	124	13,373
Provision for income taxes	(3,143)	—	(3,143)	(2,083)	—	(2,083)

	9,484	172	9,656	11,166	124	11,290
Minority interest	(97)	—	(97)	(342)	—	(342)
Cumulative effect adjustment – net of tax	—	—	—	(4)	—	(4)

Net income before extraordinary item	9,387	172	9,559	10,820	124	10,944
Extraordinary item – net of tax of S$nil	743	—	743	—	—	—

	10,130	172	10,302	10,820	124	10,944

Other comprehensive income
Foreign currency translation	77	22	99	(350)	6	(344)
Unrealized loss (net of income tax) in available-for-sale securities	(23)	—	(23)	(26)	—	(26)

Comprehensive income	$10,184	$194	$10,378	$10,444	$130	$10,574

Net income per share:
Basic – before extraordinary item	$0.71	$0.01	$0.72	$0.81	$0.01	$0.82
Extraordinary item	0.06	—	0.06	—	—	—

Basic – after extraordinary item	$0.77	$0.01	$0.78	$0.81	$0.01	$0.82

Diluted – before extraordinary item	$0.69	$0.02	$0.71	$0.81	$0.01	$0.82
Extraordinary item	0.06	—	0.06	—	—	—

Diluted – after extraordinary item	$0.75	$0.02	$0.77	$0.81	$0.01	$0.82

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2006
	As previously reported	Adjustment	As restated
	S$	S$	S$
Revenues
Dial-up access	$20,300	$1	$20,301
Broadband access	85,840	127	85,967
Leased line access	29,406	2,504	31,910
Value-added services/IP Services	41,368	344	41,712
Commission revenue	8,936	—	8,936
Other	2,963	352	3,315

	188,813	3,328	192,141
Cost of sales	95,701	2,024	97,725

Gross profit	93,112	1,304	94,416
Other operating costs and expenses
Selling, general and administrative expenses	78,654	919	79,573
Depreciation	7,370	137	7,507
Amortization of intangible assets	870	—	870
Allowance for doubtful accounts receivable	657	18	675

Total other operating costs and expenses	87,551	1,074	88,625

Operating income	5,561	230	5,791
Other income (expense)
Interest income	1,984	(17)	1,967
Interest expense	(233)	94	(139)
Gain on disposal of quoted investment	1	—	1
Equity in gain of unconsolidated affiliates	991	(194)	797
Foreign exchange gain	39	24	63
Others	341	36	377

Total other income	3,123	(57)	3,066

Income before income taxes and minority interest	8,684	173	8,857
Provision for income taxes	(2,775)	—	(2,775)

	5,909	173	6,082
Minority interest	(175)	–	(175)
Cumulative effect adjustment – net of tax	—	—	—

Net income before extraordinary item	5,734	173	5,907
Extraordinary item – net of tax of S$nil	20	—	20

	5,754	173	5,927

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2006
	As previously reported	Adjustment	As restated
	S$	S$	S$
Other comprehensive income

Foreign currency translation	(1,282)	509	(773)
Unrealized loss (net of income tax) in available-for-sale securities	(5)	—	(5)

Comprehensive income	$4,467	$682	$5,149

Net income per share:
Basic – before extraordinary item	$0.42	$0.01	$0.43
Extraordinary item	—	—	—

Basic – after extraordinary item	$0.42	$0.01	$0.43

Diluted – before extraordinary item	$0.41	$0.01	$0.42
Extraordinary item	—	—	—

Diluted – after extraordinary item	$0.41	$0.01	$0.42

The effects of the restatement on the previously reported consolidated balance sheets are as follows:

	December 31, 2005			December 31, 2006
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Current assets:
Cash and cash equivalents	$58,421	$97	$58,518	$57,786	$35	$57,821
Fixed deposits with financial institutions	1,151	287	1,438	2,447	(35)	2,412
Accounts receivable, net of allowance for doubtful accounts	28,119	332	28,451	38,333	—	38,333
Receivables from related parties	498	1,557	2,055	374	—	374
Inventories	377	23	400	503	—	503
Prepaid expenses and other current assets	6,741	383	7,124	5,390	—	5,390
Deferred income taxes	1,828	—	1,828	1,566	—	1,566

Total current assets	97,135	2,679	99,814	106,399	—	106,399

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	December 31, 2005			December 31, 2006
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Non-current assets:
Investments in unconsolidated subsidiary & affiliates	346	(344)	2	2	—	2
Long term investments	46	—	46	37	—	37
Fixed assets – net	18,040	1,110	19,150	19,007	—	19,007
Intangible assets	4,390	—	4,390	4,700	—	4,700
Goodwill	32,012	126	32,138	31,971	—	31,971
Long term receivables and loan receivable from unconsolidated affiliates	8,802	(6,312)	2,490	3,747	(553)	3,194
Deposits and other assets	294	86	380	327	—	327
Deferred income taxes	676	—	676	402	—	402

Total non-current assets	64,606	(5,334)	59,272	60,193	(553)	59,640

Total assets	$161,741	(2,655)	$159,086	$166,592	(553)	$166,039

Current liabilities:
Bank borrowings	$2,460	—	$2,460	$20	—	$20
Accounts payable	11,226	233	11,459	16,279	—	16,279
Payables to related parties	910	(5)	905	15	—	15
Accrued expenses and other current liabilities	29,998	643	30,641	26,649	—	26,649
Deferred income	7,384	—	7,384	7,727	—	7,727
Current portion of capital lease obligations	317	—	317	196	—	196
Income tax payable	3,892	—	3,892	3,660	—	3,660

Total current liabilities	56,187	871	57,058	54,546	—	54,546

Non-current liabilities:
Capital lease obligations, less current portion	297	—	297	102	—	102
Deferred income taxes	1,765	—	1,765	2,035	—	2,035

Total non-current liabilities	2,062	—	2,062	2,137	—	2,137

Minority interest	1,820	—	1,820	1,141	(553)	588

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	December 31, 2005			December 31, 2006
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Shareholders’ equity
Ordinary shares, issued and outstanding	26,824	—	26,824	114,143	—	114,143
	97,939	—	97,939	16,093	—	16,093
Accumulated other comprehensive income	990	(509)	481	(297)	—	(297)
Accumulated deficit	(24,081)	(3,017)	(27,098)	(21,171)	—	(21,171)

Total shareholders’ equity	101,672	(3,526)	98,146	108,768	—	108,768

Total liabilities and shareholders’ equity	$161,741	(2,655)	$159,086	$166,592	(553)	$166,039

The effects of the restatement on the previously reported consolidated statements of cash flows are as follows:

	Year Ended December 31, 2004			Year Ended December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Cash flows from operating activities:
Net income	$10,130	$172	$10,302	$10,820	$124	$10,944
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates	(306)	(305)	(611)	(669)	186	(483)
Allowance for doubtful accounts receivable	1,506	4	1,510	1,488	35	1523
Depreciation expense	8,519	508	9,027	7,675	405	8,080
Amortization of intangible assets	380	—	380	425	—	425
Gain on disposal of intangible assets	—	—	—	—	—	—
Loss on settlement of ARO liability	—	—	—	—	—	—
Minority interest	97	—	97	342	—	342
(Credit) provision for deferred income taxes	(123)	—	(123)	15	—	15
Realized gain on disposal of quoted investment	—	—	—	—	—	—
Loss on disposal of fixed assets	26	—	26	53	—	53
Write-off of fixed assets	21	—	21	4	—	4
Amortization (write back) of deferred compensation	842	—	842	(46)	—	(46)
Extraordinary item	(743)	—	(743)	—	—	—

Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	189	(41)	148	(2,523)	(307)	(2,830)

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2004			Year Ended December 31, 2005
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
	S$	S$	S$	S$	S$	S$
Balances with related parties	(111)	65	(176)	354	1,138	1,492
Inventories, net	(1)	(31)	(32)	80	12	92
Prepaid expenses and other current assets	820	(25)	795	(3,282)	(363)	(3,645)
Accounts payable	(3,642)	71	(3,571)	(506)	152	(354)
Other payables	2,350	(1)	2,349	(1,392)	(403)	(1,795)
Deferred income	3,315	—	3,315	1,790	—	1,790
Income tax payable	141	—	141	(753)	—	(753)

Net cash provided by operating activities	23,410	287	23,697	13,875	979	14,854

Cash flows from investing activities:
Acquisition of fixed assets Acquisition of fixed assets	(8,031)	(251)	(8,282)	(7,640)	(965)	(8,605)
Acquisition of a subsidiary, net of cash received	—	—	—	(2,124)	—	(2,124)
Acquisition of minority interest	(300)	—	(300)	—	—	—
Fixed deposit with maturity of more than 90 days	—	—	—	(1,151)	—	(1,151)
Proceeds from disposal of fixed assets	282	—	282	12	—	12
Proceeds from disposal of intangible assets	—	—	—	—	—	—
Proceeds from disposal of quoted equity investment Proceeds from disposal of quoted equity investment	—	—	—	—	—	—
Purchase of intangible assets Purchase of intangible assets Purchase of intangible assets	(156)	—	(156)	(2,607)	—	(2,607)

Net cash used in investing activities	(8,205)	(251)	(8,456)	(13,510)	(965)	(14,475)

Acquisition of a subsidiary, net of cash received
Cash flows from financing activities:
Proceeds from bank borrowings	14	—	14	5	—	5
Repayment of bank borrowings	(132)	—	(132)	(71)	—	(71)
Repayment of capital lease obligations	(465)	—	(465)	(502)	—	(502)
Proceeds from issuance of ordinary shares	1,618	—	1,618	656	—	656

Net cash provided by financing activities	1,035	—	1,035	88	—	88
Net increase (decrease) in cash and cash equivalents	16,240	36	16,276	453	14	467
Cash and cash equivalents at beginning of year	41,905	48	41,953	57,964	83	58,047
Effect of exchange rate changes on cash and cash equivalents cash equivalents	(181)	(1)	(182)	4	—	4

Cash and cash equivalents at end of year	$57,964	$83	$58,047	$58,421	$97	$58,518

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2006
	As previously reported	Adjustment	As restated
	S$	S$	S$
Cash flows from operating activities:
Net income	$5,754	$173	$5,927
Adjustment to reconcile net cash provided by (used in) operating activities
Equity in gain of unconsolidated subsidiaries and affiliates	(991)	194	(797)
Allowance for doubtful accounts receivable	657	18	675
Depreciation expense	7,370	137	7,507
Amortization of intangible assets	870	—	870
Gain on disposal of intangible assets	(108)	—	(108)
Loss on settlement of ARO liability	54	—	54
Minority interest	175	—	175
(Credit) provision for deferred income taxes	805	—	805
Realized gain on disposal of quoted investment	(1)	—	(1)
Loss on disposal of fixed assets	373	3	376
Write-off of fixed assets	14	—	14
Amortization (write back) of deferred compensation	1,384	—	1,384
Extraordinary item	(20)	—	(20)

Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	(9,590)	(967)	(10,557)
Balances with related parties	790	(77)	713
Inventories, net	(112)	9	(103)
Prepaid expenses and other current assets	2,255	(425)	1,830
Accounts payable	4,392	330	4,722
Other payables	(4,578)	898	(3,680)
Deferred income	342	—	342
Income tax payable	(231)	(1)	(232)

Net cash provided by operating activities	9,604	292	9,896

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

4.	Restatement (continued)

	Year Ended December 31, 2006
	As previously reported	Adjustment	As restated
	S$	S$	S$
Cash flows from investing activities:
Acquisition of fixed assets	(9,240)	(333)	(9,573)
Acquisition of a subsidiary, net of cash received	(1,095)	(352)	(1,447)
Acquisition of minority interest	—	—	—
Fixed deposit with maturity of more than 90 days	(1,296)	322	(974)
Proceeds from disposal of fixed assets	56	—	56
Proceeds from disposal of intangible assets	210	—	210
Proceeds from disposal of quoted equity investment	5	—	5
Purchase of intangible assets	—	—	—

Net cash used in investing activities	(11,360)	(363)	(11,723)

Cash flows from financing activities:
Proceeds from bank borrowings	23	—	23
Repayment of bank borrowings	(2,464)	—	(2,464)
Repayment of capital lease obligations	(317)	—	(317)
Proceeds from issuance of ordinary shares	4,089	—	4,089

Net cash provided by financing activities	1,331	—	1,331

Net increase (decrease) in cash and cash equivalents	(425)	(71)	(496)

Cash and cash equivalents at beginning of year	58,421	97	58,518

Effect of exchange rate changes on cash and cash equivalents	(210)	9	(201)

Cash and cash equivalents at end of year	$57,786	$35	$57,821

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

5.	Selling, general and administrative expenses

Other operating expenses comprise the following:

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
Payroll and related staff costs	$50,304	$50,477	$53,027	$34,572
Sales and marketing expenses	5,468	4,856	5,246	3,420
Traveling expenses	1,299	1,423	1,870	1,219
Office expenses	9,684	9,582	11,479	7,484
Professional and consultancy fees	2,273	1,805	5,887	3,838
Research and development costs	530	508	113	73
Others	1,885	2,103	1,951	1,273

	$71,443	$70,754	$79,573	$51,879

Included in professional and consultancy fees are consultancy fees paid or payable to a subsidiary’s director-related company of S$72, S$24 and $49 (US$32) for the years ended December 31, 2004, 2005 and 2006, respectively.

Defined contribution costs, which are included in payroll and related staff costs, are S$2,698, S$2,339 and S$2,476 (US$1,614) for the years ended December 31, 2004, 2005 and 2006, respectively.

6.	Valuation and qualifying accounts

Year Ended December, 31	Balance at Beginning of Period	Charged to Costs and Expenses	Due to acquisition of subsidiary	Deductions write-offs	Translation Difference	Balance at End of Period	Balance at End of Period
	S$	S$	S$	S$	S$	S$	US$
Allowance for doubtful accounts receivable
2004 (restated)	3,680	1,510	—	(1,657)	(386)	3,147	2,052
2005 (restated)	3,147	1,523	229	(1,360)	51	3,590	2,341
2006 (restated)	3,590	675	—	(1,271)	(261)	2,733	1,782

7.	Others

Others comprise the following:

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
Loss on disposal of fixed assets	$(26)	$(53)	$(376)	$(245)
Miscellaneous income	860	1,941	753	490

	$834	$1,888	$377	$245

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

8.	Income taxes

The components of deferred income taxes are as follows:

	December 31,
	2005 Restated	2006 Restated	2006 Restated
	S$	S$	US$
Deferred tax assets:
Uncollectible accounts receivable	$748	$471	$307
Fixed assets	61	15	10
Net operating loss and unabsorbed capital allowances carry forward	3,193	660	430
Others	1,457	1,086	709

	5,459	2,232	1,456
Valuation allowance	(2,955)	(264)	(172)

	$2,504	$1,968	$1,284

Deferred tax liabilities:
Fixed assets	$1,765	$1,668	$1,087
Others	—	367	240

	$1,765	$2,035	$1,327

Net deferred tax assets / (liabilities)	$739	$(67)	$(43)

The net change in the valuation allowance for the years ended December 31, 2004, 2005, and 2006, was a decrease of S$854, S$1,889 and S$2,691 (US$1,754), respectively.

The net operating losses and unabsorbed capital allowances carried forward for the years ended December 31, 2006 and 2005 amounted to S$2,690 (US$1,754) and S$16,455, respectively. These net operating losses and unabsorbed capital allowances pertain to operations in Hong Kong and Thailand in 2006 and arose from operations in Australia, Hong Kong, Thailand and Singapore in 2005.

Under Singapore tax law, net operating losses and unabsorbed capital allowances can be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Income Tax Act. Under both the Hong Kong and Australian tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Inland Revenue Ordinance and Income Tax Assessment Act, respectively. Singapore also has a loss-transfer system of group relief (group relief system). Under the group relief system, a company belonging to a group may transfer its current year unabsorbed trade losses and current year unabsorbed capital allowances to another company belonging to the same group, to be deducted against the assessable income of the latter company. Under the Philippine tax law, net operating losses can be carried forward to offset future taxable income from the entity that originally generated the loss for the three consecutive taxable years immediately following the year of loss, subject to the provision of the National Inland Revenue Code 1997 of the Philippines. Under Thailand tax laws, net operating losses can be carried forward for the five consecutive financial years immediately following the year of loss, subject to the provisions of the Thailand Revenue code. Under Malaysian tax laws, net operating losses and unabsorbed capital allowances can also be carried forward indefinitely to offset future taxable income from the entity that originally generated the loss, subject to the provisions of the Malaysian Income Tax Act.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

8.	Income taxes (continued)

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
Pre-tax income (loss)
Singapore	$10,288	$8,143	$1,219	$795
Foreign :
Australia	1,158	3,410	4,354	2,839
Hong Kong	805	719	1,822	1,188
The Philippines	210	395	419	273
Malaysia	(140)	(87)	(81)	(53)
Thailand	649	615	840	548
India	(171)	178	284	186

	$12,799	$13,373	$8,857	$5,776

Income tax (expense) credit consists of the following:

	December 31,
	2004	2005	2006	2006
	S$	S$	S$	US$
Current:
Singapore	$(3,183)	$(1,919)	$(948)	$(618)
Foreign	(83)	(147)	(1,488)	(970)

	(3,266)	(2,066)	(2,436)	(1,588)

Deferred:
Singapore	$(2)	$(251)	$—	$—
Foreign	125	234	(339)	(221)

	123	(17)	(339)	(221)

	$(3,143)	$(2,083)	$(2,775)	$(1,809)

The reconciliation of tax computed by applying the statutory income tax rate to pre-tax income is:

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
Tax at Singapore statutory rate of 20.0% (2005: 20.0%, 2004: 20.0%)	$(2,560)	$(2,675)	$(1,771)	$(1,155)
Foreign tax rate differences	(189)	(434)	(583)	(380)
Expenses not deductible for tax purposes	(638)	(312)	(1,048)	(683)
Changes in valuation allowances	547	1,504	—	—
Tax-exempt income	—	—	257	168
Utilisation of previously unrecognized tax benefits	246	—	522	340
Others	(549)	(166)	(152)	(99)

	$(3,143)	$(2,083)	$(2,775)	$(1,809)

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

9.	Extraordinary item

In January 2004, a gain arising from the acquisition of the balance of 7.89% shareholding in Pacfusion from the minority shareholder whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.

In February 2006, a gain arising from the acquisition of the balance of 7.50% shareholding in Safe2Travel from the minority shareholder whereby the fair value of the attributable tangible assets acquired is in excess of the cost of acquisition.

10.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	December 31,
	2005 Restated	2006 Restated	2006 Restated
	S$	S$	US$
Cash at financial institutions and on hand	$15,892	$14,962	$9,755
Short term deposits with financial institutions	42,626	42,859	27,943

	$58,518	$57,821	$37,698

11.	Fixed deposits with financial institutions

Fixed deposits with financial institutions amount to S$2,412 (US$1,572) and S$1,438 at December 31, 2006 and 2005, respectively, and relate to fixed deposits with maturity of more than 90 days but less than 12 months that earn interest at the prevailing short-term deposit rates. The carrying value of bank deposits approximates their fair values due to their short term maturity.

12.	Related party transactions

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

In July 2005, Kingsville Capital Limited, completed its acquisition of SembCorp Ventures Pte Ltd’s entire shareholding in the Company. Kingsville Capital Limited represented a group of investors put together by Titan Capital Pte Ltd, an investment and financial advisory firm incorporated in Singapore. On September 29, 2005, Vantage Corporation Limited announced that it had entered into a sale and purchase agreement with Kingsville Capital Limited to acquire its entire equity interest in the Company for an aggregate consideration of US$30.5 million.

On February 24, 2006, Vantage Corporation Limited completed its acquisition of Kingsville Capital Limited’s entire shareholding in the Company. On February 27, 2006, Vantage Capital Pte. Ltd., a wholly owned subsidiary of Vantage Corporation Limited acquired 50,000 ordinary shares in the Company from the open market which was later transferred to Vantage Corporation Limited. As at December 31, 2006, Vantage Corporation Limited beneficially owned 3,879,373 ordinary shares, which constituted approximately 28.12% of the Company’s total outstanding shares.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

12.	Related party transactions (continued)

On February 27, 2006, UOB Asia Limited, for and on behalf of MediaRing Ltd (“MediaRing”), announced a Pre-Conditional Voluntary General Offer to acquire all the Company’s issued and outstanding shares, subject to the satisfaction of certain conditions (the “Offer”).

On May 12, 2006, upon the approval from the Infocomm Development Authority of Singapore and MediaRing’s shareholders, UOB Asia Limited, for and on behalf of MediaRing, announced that an offer to purchase had been dispatched to all registered shareholders and that accordingly, the Offer had commenced. On June 22, 2006, MediaRing revised the offer price from US$8.25 to US$9.50 per share. On July 11, 2006, the offer lapsed with less than 50% acceptances. MediaRing subsequently increased its shareholding in the Company from 651,572 ordinary shares to 4,056,163 ordinary shares, which constituted approximately 29.4% of the Company’s total outstanding shares as at December 31, 2006.

From official filings with the U.S. Securities and Exchange Commission, Connect Holdings Limited’s shareholding in the Company as at December 31, 2006 is 1,737,918 ordinary shares, which constituted approximately 12.6% of the Company’s total outstanding shares.

For the years ended December 31, 2004, 2005 and 2006, the Company provided Internet Access and related services amounting to S$45, S$ nil and S$nil (US$nil) respectively, to its former intermediate parent company.

For the years ended December 31, 2004, 2005 and 2006, Safe2Travel provided travel-related services amounting to S$159, S$149 and S$nil (US$nil) respectively, to the Group’s former intermediate parent company and other affiliated companies.

For the years ended December 31, 2004, 2005 and 2006, consultancy fees paid or payable by Safe2Travel amounted to S$72, S$27 and S$49 (US$32) respectively, to Safe2Travel’s Director-related company.

Receivables from Related Parties

The amount receivables are payable upon demand and interest-free.

Payables to Related Parties

Payables to affiliates are non-trade in nature, interest-free and have no fixed terms of repayment.

13.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2005 Restated	2006 Restated	2006 Restated
	S$	S$	US$
Deposits	$3,018	902	$588
Prepaid expenses	2,630	2,955	1,927
Receivable from third parties	1,117	1,314	857
Other assets	359	219	142

	$7,124	$5,390	$3,514

Included in deposits at December 31, 2005 is an amount to be paid for the acquisition of T3, in relation to the contingent consideration of S$2,454 based on the achievement by T3 of earnings before interest and tax of A$1,000 in the first 12 months subsequent to acquisition. T3 achieved the specified performance target in 2006.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

14.	Investments in unconsolidated subsidiary and affiliates

On October 9, 1998 the Company entered into a non-binding Memorandum of Understanding (“MOU”) with Thakral Brothers (Pte) Ltd (“Thakral Brothers”) to enter into a strategic joint venture for the operation of an Internet-related and ISP business in India (the “India Joint Venture”). On February 5, 1999, PII was incorporated in India. On September 30, 1999, the Company acquired a 49.0% equity interest in PII. PII has obtained a nationwide license that allows it to provide public Internet access in any city in India. On February 28, 2001, the Company formally signed a joint venture agreement with an affiliate of Thakral Brothers. An increase in the Company’s shareholding in PII to 55% was completed on February 10, 2006. The Group has continued to account for PII using the equity method in accordance with EITF 96-16 as the minority shareholders have participative rights in certain financial and operating decisions of PII.

Summarized combined balance sheet and statement of operations for the unconsolidated subsidiary, PII, for 2006, after elimination of related intercompany transactions, are presented below.

	December 31,
	2006 Restated	2006 Restated
	S$	US$
Summarized Statement of Operations Information
Net Sales	$3,247	$2,117
Gross Profit	1,634	1,065
Net profit	519	338

Summarized Balance Sheet Information
Current assets	$2,662	$1,735
Non-current assets	226	147
Current liabilities	15,749	10,268

The Group has two unconsolidated affiliates, namely PWC and WNS. The Group has not acquired over 50% of the outstanding voting shares of PWC. WNS was not consolidated due to the minority shareholders of WNS possessing certain veto rights. These entities are accounted for under the equity method.

Summarized combined balance sheet and statement of operations for PWC and WNS is presented below:

	December 31,
	2004 Restated	2005 Restated	2006	2006
	S$	S$	S$	US$
Summarized Statement of Operations Information
Net sales	$13,501	$17,513	$13,206	$8,610
Gross profit	5,339	5,848	4,169	2,718
Net profit	427	838	1,496	975

Summarized Balance Sheet Information
Current assets	$5,324	$7,043	$6,790	$4,427
Non-current assets	1,072	1,043	717	467
Current liabilities	24,290	25,141	9,734	6,347
Non-current liabilities	3,074	3,074	3,147	2,052

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

15.	Long term investments

The following table summarizes the Group’s long-term investments:

	December 31, 2006
	Cost	Gross Unrealized Loss	Impairment in value of investments	Carrying Value	Carrying Value
	S$	S$	S$	S$	US$
Quoted equity investments	$65	$(28)	$—	$37	$24
Unquoted equity investment	1,454	—	(1,454)	—	—

	$1,519	$(28)	$(1,454)	$37	$24

	December 31, 2005
	Cost	Gross Unrealized Loss	Impairment in value of investments	Carrying Value	Carrying Value
	S$	S$	S$	S$	US$
Quoted equity investments	$69	$23	—	46	28
Unquoted equity investment	1,454	—	(1,454)	—	—

	$1,523	$(23)	$(1,454)	$46	$28

Unquoted equity investment is accounted for under the cost method. The investment comprises minority equity interests in a related Internet business incorporated in the United States of America. Management has assessed the Group’s investment in this entity and concluded that the investment is fully impaired, as there are indications that the entity is in financial difficulties.

Quoted equity investments are carried at fair value, with any unrealized gains and losses, net of applicable taxes, reported in a separate section of shareholder’s equity. Realized gains and losses are included in the statement of operations and are determined on a specific identification basis. Other than temporary declines in market value from the original cost are charged to the Consolidated Statement of Operations in the period in which the loss occurs. These investments consist of equity interest in a telecommunication company and a bank incorporated in the Philippines. Proceeds from sale of available-for-sale securities in the year ended December 31, 2004, 2005 and 2006 were nil, nil and S$5 (US$3) respectively. The gross realized gain in the year ended December 31, 2004, 2005 and 2006 totaled nil, nil and S$1 (US$1) respectively.

16.	Fixed assets—net

Fixed assets consist of the following:

	December 31,
	2005 Restated	2006	2006
	S$	S$	US$
Computer equipment and software	$61,191	$66,197	$43,159
Furniture and fixtures	2,292	2,566	1,673
Leasehold improvements	7,839	7,257	4,731
Office equipment	5,760	5,989	3,904
Motor vehicles	82	65	43
Telecommunication equipment	1,721	393	256
Construction-in-progress	1,711	773	505

	80,596	83,240	54,271
Less: accumulated depreciation	(61,446)	(64,233)	(41,879)

	$19,150	$19,007	$12,392

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

16.	Fixed assets – net (continued)

Fixed assets that are acquired under capital leases consist of the following:

	December 31,
	2005	2006	2006
	S$	S$	US$
Computer equipment and software	$2,641	$2,641	$1,722
Less: accumulated depreciation	(1,593)	(2,081)	(1,357)

	$1,048	$560	$365

17.	Intangible assets

Intangible assets consist of the following:

	December 31,
	2005	2006	2006
	S$	S$	US$
Cost
License fees	$3,165	$3,165	$2,063
Trademarks, service marks and domain name	468	1,784	1,164
Acquired customer list	8,669	8,533	5,563

	12,302	13,482	8,790

Accumulated Amortization
License fees	$(854)	$(1,142)	$(745)
Trademarks, service marks and domain name	(71)	(244)	(160)
Acquired customer list	(6,987)	(7,396)	(4,821)

	(7,912)	(8,782)	(5,726)

Net Carrying Value
License fees	$2,311	$2,023	$1,318
Trademarks, service marks and domain name	397	1,540	1,004
Acquired customer list	1,682	1,137	742

	$4,390	$4,700	$3,064

The amortization expense for the year ended December 31, 2006 and 2005 was S$870 (US$567) and S$425, respectively. The estimated amortization expense for the next five years is as follows:

For the year ending December 31,	S$	US$
2007	$940	$613
2008	913	595
2009	639	416
2010	452	294
2011	452	294

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

18.	Goodwill

	December 31,
	2005 Restated	2006	2006
	S$	S$	US$
Goodwill	$55,476	$55,613	$36,258
Less : accumulated amortization	(23,338)	(23,642)	(15,414)

	$32,138	$31,971	$20,844

The Group reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142. The provisions of SFAS No.142 require that a two-step impairment test be performed on goodwill. In the first step, the fair value of each reporting unit is compared to its carrying value. The reporting units are consistent with the reportable segments identified in Note 28. Fair value of the reporting units is determined using the income approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the Group performs the second step, which is determining the implied fair value of the reporting unit’s goodwill, and comparing it to the carrying value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded. The Group completed the annual impairment test in 4th quarter of 2006 and determined that goodwill was not impaired.

The changes in carrying amount of goodwill for the years then ended are as follows:

	Carrying Amount Restated	Carrying Amount Restated
	S$	US$
December 31, 2006

Balance at January 1, 2006	$32,138	$20,953
Arising from acquisition of /additional investment in subsidiaries	63	41
Translation adjustment	(230)	(150)

Balance at December 31, 2006	$31,971	$20,844

December 31, 2005

Balance at January 1, 2005	$28,332	$18,472
Arising from acquisition of a subsidiary	4,063	2,648
Translation adjustment	(257)	(167)

Balance at December 31, 2005	$32,138	$20,953

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

18.	Goodwill (continued)

Goodwill attributable to operating segments for the years ended December 31, 2005 and December 31, 2006 are as follows:

	December 31, 2006
	Access Restated	Travel	Consolidated Restated
Balance at January 1, 2005	$20,633	$7,699	$28,332
Arising from acquisition of a subsidiary	4,063	—	4,063
Translation Adjustment	(257)	—	(257)

Balance at December 31, 2005	24,439	7,699	32,138
Arising from acquisition of / additional investment in subsidiaries	688	(625)	63
Translation Adjustment	(230)	—	(230)

Balance at December 31, 2006	$24,897	$7,074	$31,971

The increase in goodwill in 2006 mainly arises from the additional investments in PDSI and the finalization of fair value of net assets of T3 during the year.

19.	Long term receivables and loan receivable from unconsolidated affiliates

Long term receivables and loan receivable from PWC and WNS are unsecured, interest free, and not expected to be repaid within one year.

20.	Bank borrowings

	December 31,
	2005	2006	2006
	S$	S$	US$
Secured	$21	$20	$13
Short-term loan, unsecured	2,439	—	—

	$2,460	$20	$13

As of December 31, 2005 and 2006, the Group had uncommitted revolving credit facilities, representing short-term loan facilities, overdraft facilities and guarantees from various banks, of S$26,563 and S$15,450 (US$10,073) respectively. The weighted average interest rate was 11.67% per annum. Total unused credit facilities available to the Group as of December 31, 2005 and 2006 were S$16,779 and S$8,051 (US$5,249), respectively.

As of December 31, 2006, bank borrowings of S$20 (US$13) were secured by motor vehicle of PDSI with net book value of S$28 (US$18). The weighted average interest rate was 10.08% (2005: 9.78%) per annum.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

21.	Accrued expenses and other current liabilities

The components of accrued expenses and other current liabilities are as follows:

	December 31,
	2005 Restated	2006 Restated	2006 Restated
	S$	S$	US$
Accrued payroll	$5,726	$4,393	$2,864
Accrued operating expenses	17,853	17,374	11,327
Deposits received	2,814	2,690	1,754
Other payables	4,248	2,192	1,430

	$30,641	$26,649	$17,375

22.	Deferred income

Deferred income consists of the following:

	December 31,
	2005	2006	2006
	S$	S$	US$
Deferred registration fees	$777	$781	$509
Advanced billings	6,607	6,946	4,528

	7,384	7,727	5,037

23.	Leases

	December 31,
	2005	2006	2006
	S$	S$	US$
Current portion of capital lease obligations	$317	$196	$128
Non-current portion of capital lease obligations	297	102	66

	$614	$298	$194

The Company leases its corporate offices under non-cancelable operating leases, which expire in 2009. The Company has the option to extend each of these leases for an additional three years.

Operating leases also include international leased lines with cancelable and non-cancelable leases expiring at various dates through 2009. The lease agreements do not include renewal options.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

23.	Leases (continued)

Future minimum lease payments for capital leases and operating leases with initial or remaining terms of one year or more are as follows as of December 31, 2006.

	Capital Leases		Operating Leases
	S$	US$	S$	US$
Year Ended December 31:
2007	208	136	7,046	4,594
2008	104	68	3,578	2,333
2009	—	—	1,358	885

Total minimum lease payments	312	204	11,982	7,812

Less amount representing interest	(14)	(10)

Present value of net minimum lease payments	298	194
Less non-current portion	(102)	(66)

Current portion of capital lease obligation	$196	$128

The operating leases expenses of the Group are as follows:-

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
International leased lines	$7,195	$6,397	$6,315	$4,117
Office and equipment rental	3,708	3,750	5,131	3,344
Broadband leases	17,194	17,160	66,539	43,382
Corporate trunk line leases	5,435	5,330	24,700	16,105
Other operating leases	1,682	1,035	2,133	1,391

	$35,214	$33,672	$104,818	$68,339

Rental payments under operating leases are expensed on a straight line basis over the periods of the respective lease.

24.	Share capital

The Company completed its first and second offerings (collectively known as the “offerings”) of common stock on February 5, 1999 and May 20, 1999, respectively. The Company sold an aggregate of 2,500,000 shares in the offerings and received net proceeds after offerings expenses amounting to approximately S$76,300.

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares in the Company carry one vote per share without restriction.

Effective January 30, 2006, the Company was subject to the amendments promulgated under the Singapore Companies (Amendment) Act 2005. These amendments included the abolition of the concepts of “par value” and “authorized share capital”. The relevant amendments have resulted in all ordinary shares being recorded with no par value.

The amendments do not affect the actual number of ordinary shares issued and the paid-in capital of the Company. As a result of the abolition of the concept of “par value”, a significant portion of the additional paid-in capital amounting to S$86,552 (US$56,430) became part of the share capital account as at December 31, 2006 and increased the share capital account on that date to S$114,143 (US$74,419). The remaining balance of S$16,093 (US$10,492) in the additional paid-in capital comprised mainly deferred compensation expense for stock options.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

25.	Asset retirement obligation

The Group leases various operating facilities in Asia and has renovated the premises as well as installed various fixtures in the premises. According to the lease contracts, the Group is legally required to restore the premises back to its original condition at the end of the lease. The Group recognized the fair value of liabilities for asset retirement obligation and capitalized that cost as part of the cost basis of leasehold improvements and depreciates it on a straight line bases over 2 to 5 years. The following table describes all changes to the Group’s asset retirement obligation liability, recorded as part of accrued expenses and other current liabilities:

	December 31,
	2005	2006	2006
	S$	S$	US$
Balance at beginning of year	$324	$397	$259
Liabilities incurred	49	181	118
Liabilities settled	(2)	(28)	(18)
Translation difference	—	(3)	(2)
Accretion expense	26	19	12

Balance at end of year	$397	$566	$369

26.	Accumulated other comprehensive income (loss)

The following table summarizes the components of accumulated other comprehensive income (loss):

	December 31,
	2005 Restated	2006	2006
	S$	S$	US$
Foreign currency translation	$558	$(215)	$(140)
Net unrealized loss in available-for-sale securities	(77)	(82)	(54)

	$481	$(297)	$(194)

27.	Declaration of dividends

In a general meeting, the Company may, by ordinary resolution, declare dividends but no dividend will be payable in excess of the amount recommended by the directors. Singapore law allows dividends to be paid only out of profits of the Company, determined in accordance with accounting principles generally accepted in Singapore. As the Company is incorporated in Singapore, all dividends declared will be denominated in Singapore currency. The Company has not declared any dividends to date. The amount of the Company’s retained earnings available for distribution was approximately S$8,757 (US$5,709). The Group does not anticipate paying cash dividends in the foreseeable future.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

28.	Segment reporting

In accordance with SFAS No. 131 - Disclosures about Segments of an Enterprise and Related Information, certain information should be disclosed based on the financial information management analyzes for making operating decisions and assessing performance. The Group operates in three reportable segments as each of these segments offers different products and services:

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

December 31, 2004 (Restated)	Access	e-commerce	Travel	Reconciling items	Consolidated
Revenue
Unaffiliated customers	$162,631	$1,050	$6,537	$—	$170,218
Intersegment	—	—	13	(13)	—

Total revenues	162,631	1,050	6,550	(13)	170,218
Depreciation & amortization	(9,025)	(309)	(73)	—	(9,407)
Other operating expenses	(141,920)	(1,703)	(5,801)	13	(149,411)
Interest income	516	5	64	—	585
Interest expense	(134)	(7)	—	—	(141)
Equity in profit of unconsolidated affiliates	611	—	—	—	611
Other non-operating (expense) income	345	(97)	96	—	344
Income tax expenses	(3,004)	(2)	(137)	—	(3,143)
Minority interest	(50)	(47)	—	—	(97)
Extraordinary item	743	—	—	—	743

Segment P&L	$10,713	$(1,110)	$699	$—	$10,302

Total assets	$110,659	$4,420	$26,174	$—	$141,253

Expenditures for long-lived assets	$8,385	$—	$37	$—	$8,422

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

28.	Segment reporting (continued)

December 31, 2005 (Restated)	Access	e-commerce	Travel	Reconciling items	Consolidated
Revenue
Unaffiliated customers	$166,995	$10	$6,122	$—	$173,127
Intersegment	—	—	25	(25)	—

Total revenues	166,995	10	6,147	(25)	173,127
Depreciation & amortization	(8,294)	(161)	(50)	—	(8,505)
Other operating expenses	(148,028)	(392)	(6,219)	25	(154,614)
Interest income	1,182	9	126	—	1,317
Interest expense	(136)	(11)	—	—	(147)
Equity in loss of unconsolidated affiliates	483	—	—	—	483
Other non-operating income	1,463	32	217	—	1,712
Income tax expenses	(1,931)	—	(152)	—	(2,083)
Cumulative effect adjustments	(4)	—	—	—	(4)
Minority interest	(338)	(4)	—	—	(342)

Segment P&L	$11,392	$(517)	$69	$—	$10,944

Total assets	$126,619	$3,685	$28,782	$—	$159,086

Expenditures for long-lived assets	$16,509	$363	$36	$—	$16,908

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

28.	Segment reporting (continued)

December 31, 2006 (Restated)	Access	e-commerce	Travel	Reconciling items	Consolidated
Revenue
Unaffiliated customers	$183,194	$11	$8,936	$—	$192,141
Intersegment	—	4	29	(33)	—

Total revenues	183,194	15	8,965	(33)	192,141
Depreciation & amortization	(8,279)	(61)	(37)	—	(8,377)
Other operating expenses	(171,364)	(165)	(6,476)	33	(177,972)
Interest income	1,747	12	208	—	1,967
Interest expense	(84)	(55)	—	—	(139)
Equity in (loss) profit of unconsolidated affiliates	797	—	—	—	797
Other non-operating income	444	(227)	223	—	440
Income tax expenses	(2,268)	—	(507)	—	(2,775)
Minority interest	(181)	6	—	—	(175)
Extraordinary item	—	—	20	—	20

Segment P&L	$4,006	$(475)	$2,396	$—	$5,927

Total assets	$127,957	$3,490	$34,592	$—	$166,039

Expenditures for long-lived assets	$10,225	$—	$36	$—	$10,261

Inter segment sales and transfers were accounted as if the sales or transfers were to third parties, that is, at current market prices.

The e-commerce and travel segment relate solely to the geographical area of Singapore.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

28.	Segment reporting (continued)

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
Geographical area
Net revenues :

Singapore (a) :
Unaffiliated customers	$81,184	$72,038	$71,609	$46,687
Intercompany	1,003	458	321	209

Hong Kong (b) :
Unaffiliated customers	33,797	35,910	36,244	23,630
Intercompany	51	40	110	72

Australia (b) :
Unaffiliated customers	41,881	50,380	64,462	42,028
Intercompany	45	140	214	140

Philippines (b) :
Unaffiliated customers	11,896	10,864	9,319	6,076
Intercompany	16	64	1	1

Malaysia (b) :
Unaffiliated customers	1,001	1,225	1,107	722
Intercompany	—	40	158	103

Thailand (b) :
Unaffiliated customers	459	2,710	9,400	6,128

	171,333	173,869	192,945	125,796
Elimination	(1,115)	(742)	(804)	(525)

	$170,218	$173,127	$192,141	$125,271

Long-lived Assets
Singapore
- Fixed assets, net	$7,784	$6,958	$7,123	$4,644
- Intangibles and goodwill, net	7,845	10,009	9,095	5,930
Hong Kong
- Fixed assets, net	3,907	5,395	3,750	2,445
- Intangibles and goodwill, net	8,160	8,160	9,270	6,043
Australia
- Fixed assets, net	4,337	4,282	4,935	3,217
- Intangibles and goodwill, net	12,213	17,410	17,091	11,143
Philippines
- Fixed assets, net	1,713	1,307	1,101	718
- Intangibles and goodwill, net	549	823	1,089	710
Malaysia
- Fixed assets, net	119	98	691	451
Thailand
- Fixed assets, net	553	1,110	1,407	917
- Intangibles and goodwill, net	126	126	126	82

	$47,306	$55,678	$55,678	$36,300

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

28.	Segment reporting (continued)

	December 31,
	2004 Restated	2005 Restated	2006 Restated	2006 Restated
	S$	S$	S$	US$
Net (liabilities)/assets of significant operations outside Singapore
Hong Kong	1,073	1,868	3,001	1,957
Australia	18,283	21,008	23,584	15,376
Philippines	(763)	69	958	625
Thailand	(220)	199	1,276	832

(a)	Reportable segments of the geographical area of Singapore include Access, Travel and E-commerce segments. Travel and E-commerce segment information have been disclosed in the above table by Reportable Segment. Access segment net revenues for the Singapore geographical area is as follows:

	December 31,
	2004	2005	2006	2006
	S$	S$	S$	US$
Unaffiliated customers	$73,597	$65,906	$62,662	$40,854
Intercompany	1,003	458	321	209

(b)	Reportable segment of geographic areas of Hong Kong, Australia, Philippines, Malaysia and Thailand is the Access segment.

29.	Stock option plan

The Group has three fixed stock option plans under which it may grant options to certain employees, directors, officers and consultants of the Group to subscribe for shares of the Company.

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

In November 1999, the Company established the 1999 Share Option Plan. As of December 31, 2006, a total of eight tranches were granted under the aforesaid plan, namely, on November 10, 1999, April 25, 2000, January 10, 2001, April 10, 2001, August 18, 2003, March 25, 2004, November 7, 2005 and January 18, 2006 respectively. The exercise price is the average of the officially quoted closing price of the Company’s shares on the NASDAQ’s National Market System for the five trading days immediately preceding the date of grant, which was determined to be US$32.48, US$25.60, US$3.60, US$3.09, S$11.22, S$16.92, S$10.69 and S$9.38 (US$6.12) per share for the respective eight tranches. As of December 31, 2006, options to subscribe for an aggregate of 4,117,750 shares have been granted under this plan, of which 3,871,800 were accepted.

As at December 31, 2006, options to subscribe for 980,314 shares under the 1999 Share Option Plan have been exercised by employees. An aggregate 591,436 stock options remains outstanding as of the aforesaid date.

The first, second, third and fourth tranches of options expired during financial year 2004, 2005 and 2006 respectively.

The vesting schedule for 1998, 1999 (1st, 2nd, 3rd and 4th tranche) is as follows:

(i)	25% of the Options vested and became exercisable on the first anniversary of the date of grant;

(ii)	an additional 25% of the Options vested and became exercisable on the second anniversary of the date of grant;

(iii)	and the remaining 50% of the Options vested and became exercisable on the third anniversary of the date of grant.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

29.	Stock option plan (continued)

The vesting schedule for 1999 (5th and 6th tranche) is as follows:

(i)	33% of the Options vested and became exercisable on the first anniversary of the date of grant;

(ii)	an additional 33% of the Options vested and became exercisable on the second anniversary of the date of grant; and

(iii)	the remaining 34% of the Options vested and became exercisable on the third anniversary of the date of grant.

During 2005, the Compensation & Administrative Committee (“CAC”) approved and authorized the acceleration of the vesting date of 5th and 6th tranche to November 8, 2005. The remaining 34% (5th tranche) and 67% (6th tranche) of the Options vested and became exercisable on November 8, 2005.

The vesting schedule for 1999 (7th tranche) is as follows:

(iv)	33% of the Options vested and became exercisable on the date of grant;

(v)	an additional 33% of the Options will vest and become exercisable on the first anniversary of the date of grant; and

(vi)	the remaining 34% of the Options will vest and become exercisable on the second anniversary of the date of grant.

The vesting schedule for 1999 (8th tranche) is as follows:

(vii)	33.33% of the Options vested and became exercisable on the date of grant;

(viii)	an additional 33.33% of the Options will vest and become exercisable on the first anniversary of the date of grant; and

(ix)	the remaining 33.33% of the Options will vest and become exercisable on the second anniversary of the date of grant.

As a result of the general offer made by MediaRing Ltd on May 12, 2006 to purchase for cash all the issued ordinary shares of the Company at US$8.25 per share, all of the outstanding options granted pursuant to the 1999 share option plan became fully vested and immediately exercisable. A total stock-based compensation expense of $870 was recorded on this date.

In August 2000, a subsidiary of the Company, Pacfusion Limited (“PF”) established the 2000 Equity Incentive Plan. Options to subscribe for up to 4,471,800 shares were granted on 8 August 2000 to employees and non-employees of PF at an exercise price of US$0.59 per share of which 4,227,000 were accepted. Options to subscribe for up to 295,800 shares were granted on 16 November 2000 to employees of PF at an exercise price of US$0.59 per share of which 230,800 were accepted.

The Board and the CAC authorized the termination of the EIP, with effect from March 7, 2005. Subsequent to the termination, all the options under the EIP were cancelled.

The vesting schedule of the options granted under the 2000 Equity Incentive Plan is as follows :

(i)	25% of the Options vested and became exercisable on the earlier of the date which is five years after the grant date and the first date upon which the shares of PF are listed or approved for listing (the earlier of such dates being the ‘Initial Vesting Date’);

(ii)	an additional 25% of the Options vested and became exercisable on the first anniversary of the Initial Vesting Date; and

(iii)	the remaining 50% of the Options vested and became exercisable on the second anniversary of the Initial Vesting Date.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

29.	Stock option plan (continued)

Presented below is a summary of the Group’s stock option activity:

	Shares	Exercise Price Range (S$)	Weighted- Average Exercise Price (S$)
Balance, January 1, 2004	1,829,525	5.60 – 54.40	22.92
Granted and Accepted	766,000	16.92	16.92
Exercised	(259,487)	5.60 – 11.22	6.46
Forfeited / Cancelled / Expired	(870,560)	6.24 – 54.40	35.24

Balance, December 31, 2004	1,465,478	5.60 – 43.62	15.37
Granted and Accepted	279,100	10.69	10.69
Exercised	(118,069)	5.60 – 11.22	5.93
Forfeited / Cancelled / Expired	(590,780)	6.24 – 43.62	19.09

Balance, December 31, 2005	1,035,729	5.60 – 16.92	13.07
Granted and Accepted	58,650	9.38	9.38
Exercised	(383,133)	5.60 – 11.22	10.68
Forfeited / Cancelled / Expired	(119,810)	6.24 – 16.92	12.73

Balance, December 31, 2006	591,436	10.69 – 16.92	14.32

The exercise prices are denominated in US$ and S$. The above information has been translated at rates approximating dates of transactions.

Presented below is a summary of the Group’s outstanding stock options as of December 31, 2006:

	Options outstanding						Options exercisable
Range of Exercise Prices	Number Outstanding at Dec 31, 2006	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price		Aggregate Intrinsic Value (S$’000)		Number Exercisable at Dec 31, 2006	Weighted- Average Exercise Price		Aggregate Intrinsic Value (S$’000)
S$11.22	73,040	1.63	S$	11.22	S$	222	73,040	S$	11.22	S$	222
S$16.92	338,000	2.23	S$	16.92		Out of money	338,000	S$	16.92		Out of money
S$10.69	180,396	3.84	S$	10.69	S$	644	180,396	S$	10.69	S$	644

	591,436						591,436

The intrinsic value is determined by the difference between the closing share price of S$14.26 as of December 31, 2006 and the grant price. The aggregate intrinsic value in the table above represents the amount that would have been received by the option holders had all option holders exercised their options.

Until December 31, 2005, the Group has elected to use the intrinsic value method prescribed in APB No. 25 to account for options issued to employees and SFAS No. 123 for options granted to non-employees under its stock-based compensation plans.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

29.	Stock option plan (continued)

According to APB No. 25, the difference between the option exercise price and the quoted market price of the Company’s shares or unquoted valuation price of PacFusion Limited’s shares on grant date is recognized as compensation cost based on a straight line basis over the requisite service period for each separately vesting portion of the awards. Such compensation cost recognized (written back) by the Group in 2004 and 2005 relating to both the 1999 Share Option Plan and 2000 Equity Incentive Plan was S$616 and (S$154).

During the years ended December 31, 2004 and 2005, 59,000 and 27,800 options were granted to non-employees, all of which were accepted. In accordance with SFAS No. 123’s fair value method, for the years ended December 31, 2004 and 2005, compensation cost of S$226 and S$45 were recognized. Fair value was computed using the Black-Scholes Option Pricing Model.

Effective January 1, 2006, the Group adopted the provisions of SFAS No.123R to account for the compensation costs for its share-based payments. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Through the end of December 2005, the Company recognized stock-based compensation costs, in the pro forma presentation, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period for each separately vesting portion of the award in accordance with the accelerated recognition method specified in FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan” (“FIN 28”). Subsequent to the adoption of FAS 123R, awards granted before January 1, 2006 and not vested as of that date continue to be expensed, net of an estimated forfeiture rate, in accordance with the provisions of FIN 28. The Group recognizes compensation cost for awards granted after January 1, 2006, net of an estimated forfeiture rate, under the accelerated recognition method specified in FIN 28.

As a result of adopting SFAS No.123R on January 1, 2006, the Group’s net income for the year ended December 31, 2006 is S$1,290 (US$841) lower than if it had continued to account for share-based compensation under APB No. 25. In addition, the Group’s basic and diluted net income per share for the year ended December 31, 2006 are S$0.095 (US$0.062) and S$0.092 (US$0.060) lower than if it had continued to account for share-based compensation under APB No. 25.

During the year ended December 31, 2006, 58,650 shares were granted to employees and nil for non-employees. In accordance with SFAS No. 123R’s fair value method, compensation cost of S$1,230 and S$66 were recognized for options granted to employees and non-employees, respectively.

Pursuant to a service contract entered into with the Company in respect of his appointment as President, Chief Executive Officer and Director, Phey Teck Moh commenced employment with the Company on January 16, 2006. Under the service contract, Mr Phey is entitled to (i) participate in stock option or other incentive programs available to officers or employees of the Company, pursuant to which he has received an initial grant of 58,650 share options under the Company’s 1999 Share Option Plan; and (ii) subject to approval by the Company’s Board of Directors and shareholders at the annual general meeting of the Company in 2006, shares of restricted common stock of the Company in the equivalent of S$350,000, or if approval is not obtained, the equivalent in a substitute incentive plan is to be provided.

On November 16, 2006, Mr Phey and the Company entered into a Deed of Addendum to his service contract whereby in lieu of Mr Phey being granted shares of restricted stock as originally contemplated in his service contract, he would instead be issued ordinary shares of the Company of a number equivalent to S$350,000 at a grant price of S$9.38 per share to be issued over a period of 4 years commencing from 2007 subject to there always being a valid shareholders mandate in force at the relevant time.

An amount of S$87 was charged to Statements of Operations in accordance to SFAS No. 123R.

The total stock-based compensation cost recognized (written back) by the Group for the years ended December 31, 2004, 2005 and 2006 were S$842, (S$109) and S$1,384 (US$902), respectively.

Certain stock option awards granted after January 18, 2001 are variable accounted for in accordance with EITF 00-23 – Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31. The total compensation expense recognized (written back) in 2004, 2005 and 2006 in relation to these outstanding options are S$240, (S$127) and S$nil.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

30.	Legal proceedings

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

Class Action Lawsuit

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

As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters (“Assigned Claims”). To preserve these claims while the proposed Settlement was pending the Court’s final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement, the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers’ respective underwriters alleging the Assigned Claims. One of the Company’s underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee filed a lawsuit to preserve those claims. On February 24, 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. The plaintiffs have appealed the Court’s decision. Because the Assigned Claims were part of the consideration contemplated under the Settlement, it is unclear how the Court’s recent decision will impact the Settlement and the Court’s final approval of it.

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

30.	Legal proceedings (continued)

On April 24, 2006, the Court held a hearing in connection with a motion for final approval of the proposed Settlement. The Court did not rule on the fairness of the Settlement at the hearing. Despite the preliminary approval of the Settlement, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding and discovery has commenced. The parties are also in the midst of class certification issues. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants appealed that decision to the United States Court of Appeals for the Second Circuit. On December 5, 2006, the Court of Appeals issued its opinion, reversing Judge Scheindlin’s order granting class certification. The Court of Appeals also found that the plaintiffs in those cases cannot satisfy certain elements required for class actions. Plaintiffs filed a petition for rehearing and rehearing en banc of the Second Circuit’s decision, which the appellate court denied on April 6, 2007.

In light of the Second Circuit’s decision, the district court has held several conferences with the parties to discuss how the litigation will proceed. During a conference on May 30, 2007 before Judge Scheindin, plaintiffs orally moved for class certification based on two new proposed classes. Plaintiffs will file their opening brief on the motion to certify the classes in the next several months. Although it is not clear at this stage how the litigation will proceed, the outcome of the Second Circuit’s December 5 decision , will likely impact the final approval of the proposed Settlement in its current form.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been subject to discovery obligations that non-focus case issuers are not be subject to.

The Second Circuit’s ruling concerning its December 5, 2006 opinion will likely impact the proposed Settlement as well as Plaintiffs’ case against the Company. However, the Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the case proceeds or the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. The litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit and therefore, no accrual has been made. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

31.	Per share data

The following table sets forth the weighted-average shares used in the computation of basic and diluted earning per share:

	December 31,
	2004	2005	2006
Weighted average shares outstanding-basic	13,238,793	13,339,896	13,607,184
Effect of dilutive stock options	190,822	44,810	462,871

Shares used for diluted earnings per share	13,429,615	13,384,706	14,070,055

Notes to Consolidated Financial Statements (continued)

December 31, 2006

(Amounts presented in thousands of Singapore and U.S. Dollars except Share Data or unless otherwise indicated)

32.	Guarantees

As of December 31, 2006, the Company has issued the following guarantees to third parties on behalf of its subsidiaries and believes that the risk involved is minimal.

(i)	A corporate guarantee of S$8,300 (US$5,411) (2005: S$8,300) to a bank in respect of banking facilities extended to Safe2Travel amounting to S$4,000 (US$2,608) (2005: S$8,000) of which S$3,847(US$2,508) (2005: S$3,273) has been utilized.

(ii)	A corporate guarantee of S$1,592 (US$1,038) (2005: S$1,290) to a bank in respect of renewal of banking facilities extended to PI HK amounting to S$1,592 (US$1,038) (2005: S$1,290) of which S$597 (US$389) (2005: S$645) has been utilized.

(iii)	A pledge of fixed deposits in an amount not exceeding S$3,200 (US$2,086) was given to a bank on behalf of Safe2Travel in support of the issuance of a letter of credit (“LC”) by the bank on behalf of Safe2Travel to Air New Zealand pursuant to a charter contract entered into between Safe2Travel and Air New Zealand. The LC expired on or before 20 January 2007.

33.	Subsequent events

On January 11, 2007, Pacfusion Limited was officially dissolved.

On February 12, 2007, Pacific Adaro (Barbados) Limited was incorporated in Barbados (“Pacific Adaro”). Pacific Adaro had an issued and paid-up capital of US$2 divided into 2 common shares of US$1 each. Pacific Adaro is an investment holding company.

On February 22, 2007, the Company announced the appointment of three new independent directors who would be appointed to its Audit Committee, Compensation & Administrative Committee and Nominating/Corporate Governance Committee.

On March 27, 2007, PITH completed the acquisition of CAT’s entire shareholding, excluding those shares held by its employees, in WNS. $700 (US$457) was paid for in cash to CAT. Consequently, PITH’s shareholding in WNS increased from 67.31% to 99.31%.

On January 12, 2007, Connect Holdings Limited (“Connect”) announced its intention, subject to the satisfaction or waiver, if applicable of certain pre-conditions, to make and implement a voluntary takeover offer (“Connect Offer”) to acquire all the issued ordinary shares in the capital of the Company, other than those already held by Connect, its related corporations or the respective nominees of Connect or its related its related corporations as at the date of the Connect offer (“Connect Proposed Takeover”).

On April 11, 2007, Connect announced its decision to proceed with the Connect Offer, as it had obtained the unconditional approval of the IDA to make and implement the Connect Offer. The Connect Offer was conditional upon Connect securing a stake of more than 50% of our outstanding Shares as well as upon the satisfaction of certain other conditions.

On May 2, 2007, Connect announced that the Offer to Purchase, containing full details of the Connect Offer has been dispatched to shareholders and that accordingly, the Connect Offer had commenced with an offer price of US$10.00 net in cash per share without interest. The expiry date of the Connect Offer was June 7, 2007.

On May 16, 2007, the Company dispatched a circular to its shareholders in relation to the Connect Offer containing inter alia, the opinion of its independent financial adviser and the recommendations of its independent directors to shareholders.

On June 7, 2007, Connect announced the revision of the offer price for the Connect Offer from US$10.00 to US$11.00 net in cash per Share without interest and stated that the revised offer price was final. Connect also announced an extension of the expiration date of the Connect Offer from June 7, 2007 to June 22, 2007.

On June 12, 2007, Connect announced that the Connect Offer had been declared unconditional as to the level of acceptances but had not yet turned unconditional in all respects.